    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 7, 1997

                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             ---------------------

                             A. H. BELO CORPORATION
             (Exact name of registrant as specified in its charter)

           DELAWARE
 (State or Other Jurisdiction                  2711                           75-0135890
     of Incorporation or           (Primary Standard Industrial            (I.R.S. Employer
         Organization)             Classification Code Number)           Identification No.)

                                                             MICHAEL J. MCCARTHY
                                                            SENIOR VICE PRESIDENT,
                                                        GENERAL COUNSEL AND SECRETARY
                                                            A. H. BELO CORPORATION
          400 SOUTH RECORD STREET                              P.O. BOX 655237
            DALLAS, TEXAS 75202                            DALLAS, TEXAS 75265-5237
               (214) 977-6606                                   (214) 977-6606
(Address, Including Zip Code, and Telephone        (Name, Address, Including Zip Code, and
                   Number,                                        Telephone
    Including Area Code, of Registrant's          Number, Including Area Code, of Agent For
        Principal Executive Offices)                               Service)

                             ---------------------

                                   Copies to:

   E. MICHAEL GREANEY, ESQ.             DANIEL A. NEFF, ESQ.            LAURA N. WILKINSON, ESQ.
  GIBSON, DUNN & CRUTCHER LLP      WACHTELL, LIPTON, ROSEN & KATZ           EDWARDS & ANGELL
         4 PARK PLAZA                   51 WEST 52ND STREET            2700 HOSPITAL TRUST TOWER
   IRVINE, CALIFORNIA 92614           NEW YORK, NEW YORK 10019       PROVIDENCE, RHODE ISLAND 02903
        (714) 451-3800                     (212) 403-1000                    (401) 274-9200

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective and all other conditions to the merger (the "Merger") of The Providence Journal Company with and into a wholly owned Subsidiary of the Registrant, as described in the Amended and Restated Agreement and Plan of Merger, dated as of September 26, 1996, described in the enclosed Joint Proxy Statement/Prospectus, have been satisfied or waived.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                             ---------------------

                        CALCULATION OF REGISTRATION FEE

==================================================================================================
                                                     PROPOSED       PROPOSED
                                                      MAXIMUM        MAXIMUM
                                       AMOUNT        OFFERING       AGGREGATE       AMOUNT OF
TITLE OF EACH CLASS OF                 TO BE         PRICE PER      OFFERING       REGISTRATION
SECURITIES TO BE REGISTERED          REGISTERED      SHARE(1)       PRICE(1)          FEE(1)
--------------------------------------------------------------------------------------------------
Series A Common Stock, par value     25,600,000
  $1.67(2)........................      shares         $8.83      $434,684,399       $0.00(3)
==================================================================================================

    (1) These figures are estimates made solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended. The registration fee has been calculated in accordance with Sections (f)(1), (f)(2) and (f)(3) of Rule 457 based upon the market value of the securities which are publicly traded and the book value of the securities which are not publicly traded to be cancelled in the Merger, less $590,000,000, the approximate aggregate amount of cash to be paid by the Registrant in the Merger. On January 3, 1997, there were 29,112,177 shares of Class A Common Stock of The Providence Journal Company ("Providence Journal") outstanding (including shares issuable upon exercise of outstanding options) and the average of the high and low prices of such stock on the New York Stock Exchange was $29.81, and there were 20,109,026 shares of Providence Journal Class B Common Stock outstanding with a book value per share of $7.80, resulting in an aggregate value of $1,024,684,399.17.

    (2) Each share of Series A Common Stock includes a right (a "Right") to purchase one one-hundredth of a share of the Registrant's Series A Junior Participating Preferred Stock pursuant to the terms of an Amended and Restated Rights Agreement, dated as of February 28, 1996, between the Registrant and The First National Bank of Boston, as Rights Agent, as amended. The Rights trade together with the Series A Common Stock and the value attributable to the Rights, if any, is reflected in the market price of the Series A Common Stock.

    (3) As set forth in Rule 457(b), the fee shown has been reduced by $201,951.70, the amount of the fee already paid upon filing of preliminary proxy material pursuant to Section 14(g) of the Securities Exchange Act of 1934, as amended.

                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

                             A. H. BELO CORPORATION

               CROSS-REFERENCE SHEET PURSUANT TO REGULATION S-K,
             SHOWING LOCATIONS IN THE PROSPECTUS OF THE INFORMATION
                         REQUIRED BY PART I OF FORM S-4

                            FORM S-4 CAPTION                                CAPTION IN PROSPECTUS
      ------------------------------------------------------------  -------------------------------------
  1.  Forepart of the Registration Statement and Outside Front
        Cover of Prospectus.......................................  Forepart of Registration Statement;
                                                                      Outside Front Cover Page.
  2.  Inside Front and Outside Back Cover Pages of Prospectus.....  Inside Front Cover Page; Available
                                                                      Information; Incorporation of
                                                                      Certain Information by Reference;
                                                                      Table of Contents.
  3.  Risk Factors, Ratio of Earnings to Fixed Charges, and Other
        Information...............................................  Summary; Risk Factors.
  4.  Terms of the Transaction....................................  Summary; Introduction; The Special
                                                                      Meetings; The Merger; The Merger
                                                                      Agreement.
  5.  Pro Forma Financial Information.............................  Summary; Capitalization; Unaudited
                                                                    Pro Forma Combined Condensed
                                                                      Financial Statements.
  6.  Material Contacts With the Company Being Acquired...........  The Merger.
  7.  Additional Information Required for Reoffering by Persons
        and Parties Deemed to Be Underwriters.....................  Not applicable.
  8.  Interests of Named Experts and Counsel......................  Experts; Legal Matters.
  9.  Disclosure of Commission Position on Indemnification For
        Securities Act Liabilities................................  Not applicable.
 10.  Information With Respect to S-3 Registrants.................  Summary; Business of Belo;
                                                                      Capitalization; Unaudited Pro Forma
                                                                      Combined Condensed Financial
                                                                      Statements.
 11.  Incorporation of Certain Information by Reference...........  Incorporation of Certain Information
                                                                    by Reference.
 12.  Information With Respect to S-2 or S-3 Registrants..........  Not applicable.
 13.  Incorporation of Certain Information by Reference...........  Not applicable.
 14.  Information With Respect to Registrants Other Than S-3 or
        S-2 Registration..........................................  Not applicable.
 15.  Information With Respect to S-3 Companies...................  Not applicable.
 16.  Information With Respect to S-2 or S-3 Companies............  Not applicable.
 17.  Information With Respect to Companies Other Than S-2 or S-3
        Companies.................................................  Summary; Business of Providence
                                                                    Journal; Selected Financial Data of
                                                                      Providence Journal; Providence
                                                                      Journal Management's Discussion and
                                                                      Analysis of Financial Condition and
                                                                      Results of Operations; Principal
                                                                      Stockholders of Providence Journal;
                                                                      Capitalization; Unaudited Pro Forma
                                                                      Combined Condensed Financial
                                                                      Statements; Consolidated Financial
                                                                      Statements of Providence Journal.
 18.  Information if Proxies, Consents or Authorizations Are to Be
        Solicited.................................................  Summary; Introduction; Risk Factors;
                                                                    The Special Meetings; The Merger; The
                                                                      Merger Agreement; Management of
                                                                      Belo and Providence Journal
                                                                      Newspaper Co. After the Merger;
                                                                      Description of Belo Capital Stock;
                                                                      Comparison of Stockholders' Rights;
                                                                      Significant Regulations Affecting
                                                                      Broadcasting Services.
 19.  Information if Proxies, Consents or Authorizations Are Not
        to Be Solicited or in an Exchange Offer...................  Not applicable.

                             A. H. BELO CORPORATION

                            400 SOUTH RECORD STREET
                              DALLAS, TEXAS 75202

                                                                January __, 1997

Dear Stockholder:

     You are cordially invited to attend a Special Meeting of Stockholders (the "Belo Stockholders Meeting") of A. H. Belo Corporation, a Delaware corporation ("Belo"), to be held on February 19, 1997, in the lobby of The Belo Building at 400 South Record Street, Dallas, Texas, starting at 10:00 a.m. (local time).

     At the Belo Stockholders Meeting, you will be asked to approve the issuance by Belo of up to 25,600,000 shares of Series A Common Stock (the "Share Issuance") in connection with Belo's acquisition of The Providence Journal Company ("Providence Journal") to be accomplished by a merger (the "Merger") of Providence Journal with and into A H Finance Company, a Delaware corporation and direct, wholly owned subsidiary of Belo ("Finance"), pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of September 26, 1996, among Belo, Providence Journal and Finance (the "Merger Agreement").

     Upon completion of this acquisition:

     - Finance will succeed to the assets, liabilities and businesses of Providence Journal and be renamed "Belo Holdings, Inc.," except that promptly following the Merger the newspaper assets of Providence Journal will be transferred to a new wholly owned subsidiary of Finance to be named "The Providence Journal Company"; and

     - All outstanding shares of Providence Journal's Class A Common Stock and Class B Common Stock will be converted into the right to receive shares of Belo's Series A Common Stock, par value $1.67 per share ("Belo Series A Common Stock"), cash or a combination of Belo Series A Common Stock and cash. Providence Journal stockholders may, subject to certain allocation and proration provisions, elect to receive solely stock, solely cash or both stock and cash. However, the aggregate number of shares of Belo Series A Common Stock issued in the Merger will not exceed 25,600,000 (and will likely be less since this number assumes exercise of all exercisable options to purchase Providence Journal common stock and the Merger Agreement provides for Belo to cash out all outstanding options that have not been exercised at the time the Merger is consummated) and the aggregate amount of cash paid by Belo to Providence Journal stockholders will not exceed $590 million (plus cash in lieu of fractional shares). See also "THE MERGER AGREEMENT -- Merger Consideration" in the accompanying Joint Proxy Statement/Prospectus.

     A detailed description of the Merger Agreement and the proposed acquisition of Providence Journal is set forth in the enclosed Joint Proxy Statement/Prospectus, which you should read carefully. A Notice of Special Meeting of Stockholders is also enclosed herewith. Holders of record of shares of Series A and Series B Common Stock at the close of business on December 27, 1996, the record date for the Belo Stockholders Meeting, are entitled to notice of, and to vote at, the Belo Stockholders Meeting and at any adjournments or postponements thereof.

     The Board of Directors believes that this acquisition offers significant strategic benefits for Belo and its stockholders. The addition of Providence Journal's nine television stations (five NBC affiliates, one ABC affiliate, one CBS affiliate and two Fox affiliates) to Belo's existing seven station television group (comprised of three ABC affiliates, three CBS affiliates and one UPN affiliate) will more evenly balance Belo's network affiliations among the major television networks and will extend Belo's broadcast reach from approximately eight percent of U.S. households to 12.33 percent. The result will be a well-balanced portfolio of network-affiliated television stations which should offset the cyclical popularity of network programming. In addition, the combination creates a geographically diverse television broadcasting group and strengthens Belo's concentration of stations in high-growth markets in the Southwest and Northwest.

     This transaction extends and complements Belo's presence in newspaper publishing. The Providence Journal-Bulletin and The Dallas Morning News represent two of America's most distinguished newspaper traditions. With an uninterrupted 167-year history, the Providence Journal-Bulletin is Rhode Island's leading newspaper in terms of both circulation and advertising compared to all newspapers based in the Rhode Island and southeastern Massachusetts market. Like The Dallas Morning News, the Journal is committed to journalistic excellence, having won four Pulitzer Prizes; The Dallas Morning News has earned six Pulitzers in the past decade.

     THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE TO APPROVE THE SHARE ISSUANCE PURSUANT TO THE MERGER AGREEMENT UPON CONSUMMATION OF THE MERGER.

     IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE BELO STOCKHOLDERS MEETING, WHETHER OR NOT YOU PLAN TO ATTEND. AN ABSTENTION WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE SHARE ISSUANCE AND CONSEQUENTLY AGAINST THE ACQUISITION OF PROVIDENCE JOURNAL. ACCORDINGLY, YOU ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. IF YOU ATTEND THE BELO STOCKHOLDERS MEETING, YOU MAY REVOKE YOUR PROXY AT ANY TIME BEFORE IT IS VOTED AND VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

     I strongly support Belo's acquisition of Providence Journal and join with the other members of the Board in enthusiastically recommending this transaction to you. We urge you to vote to approve the Share Issuance. If you should have any questions about the Share Issuance or need assistance in completing your proxy card, please contact Mr. Harold Gaar, Vice President/Public Affairs at
(214) 977-6606.

                                            Very truly yours,

                                            ROBERT W. DECHERD
                                            Chairman of the Board, President
                                            and Chief Executive Officer

                         THE PROVIDENCE JOURNAL COMPANY

                               75 FOUNTAIN STREET
                         PROVIDENCE, RHODE ISLAND 02902

                                                               January __ , 1997

Dear Stockholder:

     You are cordially invited to attend a Special Meeting of Stockholders (the "Providence Journal Stockholders Meeting") of The Providence Journal Company, a Delaware corporation ("Providence Journal"), to be held on February 19, 1997 at 4 p.m., local time, at the offices of Providence Journal at 75 Fountain Street, Providence, Rhode Island.

     At the Providence Journal Stockholders Meeting, you will be asked to consider and vote upon a proposal to approve and adopt an Amended and Restated Agreement and Plan of Merger, dated as of September 26, 1996 (the "Merger Agreement"), among Providence Journal, A. H. Belo Corporation, a Delaware corporation ("Belo"), and A H Finance Company, a Delaware corporation and direct, wholly owned subsidiary of Belo ("Finance"), pursuant to which Providence Journal will be merged with and into Finance (the "Merger") with Finance as the surviving corporation. Promptly following the consummation of the Merger, Finance will transfer to a new, wholly owned subsidiary named "The Providence Journal Company" all the assets and liabilities of the newspaper operations formerly held by Providence Journal. A copy of the Merger Agreement is attached to the accompanying Joint Proxy Statement/Prospectus as Appendix A.

     Under the terms of the Merger Agreement, upon consummation of the Merger, each outstanding share of Providence Journal's Class A Common Stock, $1.00 par value per share ("Providence Journal Class A Common Stock"), and Class B Common Stock, $1.00 par value per share ("Providence Journal Class B Common Stock"), will automatically be converted into the right to receive, at the holder's election (subject to certain allocation and proration rules), (i) a number of shares of Belo Series A Common Stock, par value $1.67 per share ("Belo Series A Common Stock"), equal to the sum of (A) 0.5333 and (B) the quotient of $12.33 divided by the average of the closing sale prices for Belo Series A Common Stock for the ten consecutive trading-day period ending on the tenth day before the closing date of the Merger (the "Valuation Period Stock Price"), (ii) in cash, without interest, the sum of (A) $12.33 and (B) the product of 0.5333 and the Valuation Period Stock Price; (iii) 0.5333 shares of Belo Series A Common Stock and $12.33 in cash, without interest; or (iv) a combination of shares of Belo Series A Common Stock and cash determined in accordance with the allocation provisions of the Merger Agreement. Regardless of whether Providence Journal stockholders elect to receive all Belo Series A Common Stock, all cash or a combination of Belo Series A Common Stock and cash for each share of Providence Journal Class A Common Stock or Providence Journal Class B Common Stock held, the election mechanism is designed to provide that, as of the date of determination thereof, each Providence Journal stockholder will receive the same value per share of Providence Journal Class A Common Stock or Class B Common Stock based on the Valuation Period Stock Price of Belo Series A Common Stock. However, the ultimate value received by each stockholder who receives Belo Series A Common Stock in the Merger may be greater or less than the value calculated based on the Valuation Period Stock Price because of fluctuations in the market value of Belo Series A Common Stock. For your convenience, an illustrative example of the election options is included on page __ in the accompanying Joint Proxy Statement/Prospectus under "SUMMARY -- The Merger Agreement -- Consideration to be Received by Providence Journal Stockholders." A more detailed description may also be found under the caption "THE MERGER AGREEMENT -- Merger Consideration" in the accompanying Joint Proxy Statement/Prospectus.

     The merger of Providence Journal with Belo provides an opportunity for stockholders of Providence Journal to share in the growth potential of one of the nation's leading media companies following the Merger, with a diversified group of television broadcasting, cable network, newspaper publishing and electronic media assets. This transaction will make Belo the eighth largest television group in the United States in terms of revenues and the tenth largest in audience reach. At the same time, the Providence Journal-Bulletin and The

Providence Sunday Journal will continue as independent Rhode Island newspapers with a separate board of directors. After the Merger, I will continue to serve as Chairman and Chief Executive Officer of The Providence Journal Company and as Publisher of the Providence Journal newspapers.

     Enclosed are a Notice of Special Meeting of Stockholders and a Joint Proxy Statement/Prospectus which describe the Merger and the background of the transaction. You are urged to read all of these materials carefully. The Board of Directors has fixed the close of business on December 27, 1996 as the record date for the Providence Journal Stockholders Meeting. Accordingly, only stockholders of record on that date will be entitled to notice of, and to vote at, the Providence Journal Stockholders Meeting and any adjournments or postponements thereof.

     THE BOARD OF DIRECTORS OF PROVIDENCE JOURNAL HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE TO APPROVE AND ADOPT THE MERGER AGREEMENT.

     IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE PROVIDENCE JOURNAL STOCKHOLDERS MEETING, WHETHER OR NOT YOU PLAN TO ATTEND. AN ABSTENTION OR FAILURE TO VOTE WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE MERGER AGREEMENT AND CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED THEREBY. ACCORDINGLY, YOU ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. IF YOU ATTEND THE PROVIDENCE JOURNAL STOCKHOLDERS MEETING, YOU MAY REVOKE YOUR PROXY AT ANY TIME BEFORE IT IS VOTED AND VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

     I strongly support the merger of Providence Journal with Belo and join with the other members of the Board in enthusiastically recommending the Merger to you. We urge you to vote in favor of approval and adoption of the Merger Agreement. If you should have any questions about the Merger or need assistance in completing your proxy card, please contact Mr. Harry Dyson, Treasurer and Secretary, at (401) 277-7000.

                                            Very truly yours,

                                            STEPHEN HAMBLETT
                                            Chairman of the Board and
                                            Chief Executive Officer

                             A. H. BELO CORPORATION

                            400 SOUTH RECORD STREET
                              DALLAS, TEXAS 75202

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

     A Special Meeting of Stockholders (the "Belo Stockholders Meeting") of A.
H. Belo Corporation, a Delaware corporation ("Belo"), will be held starting at 10:00 a.m., local time, on February 19, 1997, in the lobby of The Belo Building at 400 South Record Street, Dallas, Texas. Attendance at the Belo Stockholders Meeting and any adjournments or postponements thereof will be limited to stockholders of record on December 27, 1996 (the "Record Date") or their proxies, beneficial owners having evidence of ownership on that date and invited guests of Belo.

     The purposes of the Belo Stockholders Meeting are:

          1. To consider and vote upon a proposal (the "Proposal") to approve the issuance of up to 25,600,000 shares of Belo's Series A Common Stock to the holders of outstanding shares of common stock, par value $1.00 per share ("Providence Journal Common Stock"), of The Providence Journal Company, a Delaware corporation ("Providence Journal"), in connection with the merger (the "Merger") of Providence Journal with and into A H Finance Company, a Delaware corporation and direct, wholly owned subsidiary of Belo ("Finance"), pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of September 26, 1996 (the "Merger Agreement"), among Belo, Providence Journal and Finance. The Merger Agreement contemplates, among other things, that (a) Providence Journal will be merged with and into Finance, with Finance as the surviving corporation to be renamed "Belo Holdings, Inc." and (b) all outstanding shares of Providence Journal Common Stock will be converted into the right to receive shares of Belo's Series A Common Stock, par value $1.67 per share ("Belo Series A Common Stock"), cash or a combination of Belo Series A Common Stock and cash. Providence Journal stockholders may, subject to certain allocation and proration provisions, elect to receive solely stock, solely cash or both stock and cash. However, the aggregate number of shares of Belo Series A Common Stock issued in the Merger will not exceed 25,600,000 (and will likely be less since this number assumes exercise of all exercisable options to purchase Providence Journal Common Stock and the Merger Agreement provides for Belo to cash out all outstanding options that have not been exercised at the time the Merger is consummated) and the aggregate amount of cash paid by Belo to Providence Journal stockholders will not exceed $590 million (plus cash payable in lieu of fractional shares). See "THE MERGER
     AGREEMENT -- Merger Consideration" in the accompanying Joint Proxy Statement/Prospectus.

          2. To transact such other business as may properly come before the Belo Stockholders Meeting and any adjournments or postponements thereof.

     Holders of record of shares of Belo Series A Common Stock and Belo's Series B Common Stock, par value $1.67 per share ("Belo Series B Common Stock"), at the close of business on the Record Date, are entitled to notice of, and to vote at, the Belo Stockholders Meeting and at any postponements or adjournments thereof. The affirmative vote of the holders of a majority of the votes represented by the outstanding shares of Belo Series A Common Stock and Belo Series B Common Stock present at the Belo Stockholders Meeting in person or by proxy and entitled to vote is required to approve the Proposal. New York Stock Exchange rules also require that the total votes cast on the Proposal represent over 50% in interest of all securities entitled to vote thereon. A list of holders of record of shares of Belo Series A Common Stock and Belo Series B Common Stock at the close of business on the Record Date will be available for inspection at Belo's headquarters during ordinary business hours for the ten-day period prior to the Belo Stockholders Meeting. Belo's transfer books will not be closed.

     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" APPROVAL OF THE PROPOSAL.

                                            By Order of the Board of Directors

                                              MICHAEL J. MCCARTHY
                                                   Secretary
January __, 1997
Dallas, Texas

     WHETHER OR NOT YOU PLAN TO ATTEND THE BELO STOCKHOLDERS MEETING IN PERSON, YOU ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. IF YOU ATTEND THE BELO STOCKHOLDERS MEETING, YOU MAY REVOKE YOUR PROXY AT ANY TIME BEFORE IT IS VOTED AND VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

                         THE PROVIDENCE JOURNAL COMPANY

                               75 FOUNTAIN STREET
                         PROVIDENCE, RHODE ISLAND 02902

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

     Notice is hereby given that a Special Meeting of Stockholders (the "Providence Journal Stockholders Meeting") of The Providence Journal Company, a Delaware corporation ("Providence Journal"), will be held at 4 p.m., local time, on February 19, 1997, at the offices of Providence Journal, 75 Fountain Street, Providence, Rhode Island, for the purposes of:

          1. Considering and voting upon a proposal to approve and adopt the Amended and Restated Agreement and Plan of Merger, dated as of September 26, 1996 (the "Merger Agreement"), among Providence Journal, A. H. Belo Corporation, a Delaware corporation ("Belo"), and A H Finance Company, a Delaware corporation and direct, wholly owned subsidiary of Belo ("Finance"), pursuant to which Providence Journal will be merged with and into Finance, with Finance as the surviving corporation (the "Merger"), upon the terms and subject to the conditions set forth in the Merger Agreement, as are more fully described in the enclosed Joint Proxy Statement/Prospectus. A copy of the Merger Agreement is attached as Appendix A to the accompanying Joint Proxy Statement/Prospectus.

          2. Transacting such other business as may properly be brought before the Providence Journal Stockholders Meeting and any adjournments or postponements thereof.

     Each holder of shares of Class A Common Stock, par value $1.00 per share, of Providence Journal ("Providence Journal Class A Common Stock") shall have the right to one vote for each share held on all matters to be considered at the meeting. Each holder of shares of Class B Common Stock, par value $1.00 per share, of Providence Journal ("Providence Journal Class B Common Stock") shall have the right to four votes for each share held on all matters to be considered at the meeting.

     The Board of Directors has fixed the close of business on December 27, 1996 as the record date for the determination of stockholders entitled to notice of and to vote at the Providence Journal Stockholders Meeting and any adjournments or postponements thereof. Only stockholders of record on such date are entitled to notice of and to vote at the Providence Journal Stockholders Meeting and any adjournments or postponements thereof. A list of such stockholders will be available for inspection at Providence Journal's headquarters during ordinary business hours for the ten-day period prior to the Providence Journal Stockholders Meeting. Providence Journal's transfer books will not be closed.

     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

     If the Merger is consummated, holders of Providence Journal Class A Common Stock and Providence Journal Class B Common Stock who have complied with the requirements of Section 262 of the Delaware General Corporation Law will have certain appraisal rights under Delaware law. See "THE MERGER -- Dissenters' Rights" in the accompanying Joint Proxy Statement/Prospectus.

                                            By Order of the Board of Directors,

                                                        HARRY DYSON
                                                         Secretary
January __, 1997
Providence, Rhode Island

     WHETHER OR NOT YOU PLAN TO ATTEND THE PROVIDENCE JOURNAL STOCKHOLDERS MEETING IN PERSON, YOU ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. IF YOU ATTEND THE PROVIDENCE JOURNAL STOCKHOLDERS MEETING, YOU MAY REVOKE YOUR PROXY AT ANY TIME BEFORE IT IS VOTED AND VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

                             A. H. BELO CORPORATION
                                      AND
                         THE PROVIDENCE JOURNAL COMPANY

                   JOINT PROXY STATEMENT FOR THEIR RESPECTIVE
                 SPECIAL MEETINGS OF STOCKHOLDERS TO BE HELD ON
                               FEBRUARY 19, 1997
                       ---------------------------------

                             A. H. BELO CORPORATION
                                   PROSPECTUS
                       ---------------------------------

     This Joint Proxy Statement/Prospectus is being furnished to stockholders of
A. H. Belo Corporation, a Delaware corporation ("Belo"), and to stockholders of The Providence Journal Company, a Delaware corporation ("Providence Journal"), in connection with the solicitation by their respective Boards of Directors of proxies for use at their special meetings of stockholders (the "Belo Stockholders Meeting" and the "Providence Journal Stockholders Meeting," respectively, and together, the "Special Meetings") and any adjournments or postponements thereof. The Belo Stockholders Meeting will be held on February 19, 1997 at 10:00 a.m., Central Standard Time, and the Providence Journal Stockholders Meeting will be held on February 19, 1997 at 4 p.m., Eastern Standard Time. This Joint Proxy Statement/Prospectus is first being mailed to stockholders of Belo and stockholders of Providence Journal on or about January __, 1997.

     At the Providence Journal Stockholders Meeting, stockholders of Providence Journal will vote upon a proposal (the "Providence Journal Proposal") to approve the Amended and Restated Agreement and Plan of Merger, dated as of September 26, 1996 (the "Merger Agreement"), among Belo, Providence Journal, and A H Finance Company, a Delaware corporation and direct, wholly owned subsidiary of Belo ("Finance"), pursuant to which Providence Journal will merge with and into Finance (the "Merger"), with Finance as the surviving corporation in the Merger to be renamed "Belo Holdings, Inc." ("Belo Holdings"). At the Belo Stockholders Meeting, stockholders of Belo will vote upon a proposal (the "Belo Proposal") that Belo issue up to 25,600,000 shares of its Series A Common Stock, par value $1.67 per share (the "Belo Series A Common Stock"), to Providence Journal stockholders upon consummation of the Merger.

     In the Merger Providence Journal stockholders will be entitled to receive aggregate consideration based on a fixed exchange ratio of 0.5333 of a share of Belo Series A Common Stock plus $12.33 in cash for each outstanding share of Providence Journal Common Stock (defined below). Assuming the Merger had been consummated on the record date for the Special Meetings, the former stockholders of Providence Journal would hold in the aggregate approximately 48% of the outstanding shares of Belo Series A Common Stock, representing in the aggregate approximately 18% of the voting power represented by all outstanding shares of Belo Common Stock (defined below).

     On January 3, 1997, the latest practicable date prior to the printing of this Joint Proxy Statement/ Prospectus, the closing sales prices of Belo Series A Common Stock and Providence Journal Class A Common Stock on the New York Stock Exchange, Inc. ("NYSE") (as reported in The Wall Street Journal), were $33.88 per share and $29.75 per share, respectively. If the Merger had been consummated on January 3, 1997, the value of the consideration received in respect of each share of Providence Journal Common Stock would be $30.40 (equal to (i) 0.5333 times such closing sales price of the Belo Series A Common Stock plus (ii) $12.33).

     Belo has filed a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with the Securities and Exchange Commission (the "Commission") covering the shares of Belo Series A Common Stock to be issued in the Merger. This Joint Proxy Statement/Prospectus constitutes the Prospectus of Belo filed as part of the Registration Statement relating to up to 25,600,000 shares of Belo Series A Common Stock, each accompanied by one right (a "Belo Right") to purchase one one-hundredth of a share of Belo's Series A Junior Participating Preferred Stock pursuant to the terms of an Amended and Restated Rights Agreement, dated as of February 28, 1996, as amended (the "Belo Rights Agreement"), between Belo and The First National Bank of Boston, as Rights Agent, expected to be issued to Providence Journal stockholders in the Merger. Hereinafter, references to Belo Series A Common Stock will also include the associated Belo Rights.

     SEE "RISK FACTORS" COMMENCING ON PAGE 29 FOR CERTAIN INFORMATION WHICH SHOULD BE CAREFULLY CONSIDERED BEFORE VOTING UPON THE MATTERS DESCRIBED HEREIN.

THE SHARES OF BELO SERIES A COMMON STOCK TO BE ISSUED IN THE MERGER HAVE NOT
   BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION
     OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
         UPON THE ACCURACY OR ADEQUACY OF THIS JOINT PROXY
           STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE
              CONTRARY IS A CRIMINAL OFFENSE.
     The date of this Joint Proxy Statement/Prospectus is January __, 1997.

                               TABLE OF CONTENTS

                                                  PAGE
                                                  -----
AVAILABLE INFORMATION............................     2
INCORPORATION OF CERTAIN INFORMATION BY
  REFERENCE......................................     2
SUMMARY..........................................     4
  Introduction...................................     4
  The Companies..................................     4
  The Special Meetings; Voting Requirements;
    Voting Power of Officers and Directors;
    Agreement with Respect to Vote...............     4
  Risk Factors...................................     6
  The Merger Agreement...........................     6
  The Merger.....................................    18
SUMMARY HISTORICAL AND UNAUDITED PRO FORMA
  COMBINED CONDENSED FINANCIAL INFORMATION.......    22
COMPARATIVE PER SHARE DATA.......................    26
  Comparative Market Prices and Dividends........    27
  Listing of Belo Series A Common Stock..........    28
  Stockholders Agreements........................    28
RISK FACTORS.....................................    29
  Risk Factors Applicable to Providence
    Journal......................................    29
  Risk Factors Applicable to Each of Belo and
    Providence Journal and to Belo Following the
    Merger.......................................    30
  Risk Factors Applicable to the Merger..........    32
THE SPECIAL MEETINGS.............................    33
  Times and Places; Purposes.....................    33
  Voting Rights; Votes Required for Approval.....    34
  Proxies........................................    35
THE MERGER.......................................    37
  Background.....................................    37
  Recommendation of Belo Board; Belo's Reasons
    for the Merger...............................    39
  Recommendation of Providence Journal Board;
    Providence Journal's Reasons for the
    Merger.......................................    40
  Fairness Opinions..............................    42
  Cautionary Statement Concerning Forward-Looking
    Statements...................................    57
  Interests of Certain Persons in the Merger.....    58
  Accounting Treatment...........................    60
  Certain Federal Income Tax Consequences........    60
  Regulatory Approvals...........................    63
  Stock Exchange Listing; Delisting of Providence
    Journal Class A Common Stock.................    65
  Certain Federal Securities Laws Consequences...    65
  Dissenters' Rights.............................    65
  Financing the Merger...........................    67
THE MERGER AGREEMENT.............................    69
  The Merger.....................................    69
  Merger Consideration...........................    69
  Election Procedure.............................    72
  Certain Representations and Warranties.........    73
  Certain Covenants..............................    73
  Conditions to the Merger.......................    78
  Termination of the Merger Agreement............    80
  Termination Fee................................    80
  Stockholders Agreements........................    81
BUSINESS OF BELO.................................    83
  Television Broadcasting........................    83
  Newspaper Publishing...........................    84
BUSINESS OF FINANCE..............................    85
BUSINESS OF PROVIDENCE JOURNAL...................    85
  General........................................    85

                                                  PAGE
                                                  -----
  Background; Reorganization.....................    85
  Broadcasting...................................    86
  Publishing.....................................    92
  Programming and Electronic Media...............    94
  Licensing and Regulation.......................    98
  Seasonality of Businesses......................    98
  Employees......................................    98
  Properties.....................................    99
  Legal Proceedings..............................    99
  Restrictions in Certain Agreements.............   100
  Certain Transactions...........................   100
SELECTED FINANCIAL DATA OF PROVIDENCE JOURNAL....   101
PROVIDENCE JOURNAL MANAGEMENT'S DISCUSSION AND
  ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS.....................................   111
PRINCIPAL STOCKHOLDERS OF PROVIDENCE JOURNAL.....   129
COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND
  INFORMATION....................................   132
CAPITALIZATION...................................   134
UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL
  STATEMENTS.....................................   135
NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED
  FINANCIAL STATEMENTS...........................   139
MANAGEMENT OF BELO AND PROVIDENCE JOURNAL
  NEWSPAPER CO. AFTER THE MERGER.................   141
  Belo Board.....................................   141
  Belo Management................................   141
  Belo Holdings Board and Management.............   141
  Providence Journal Newspaper Co. Board.........   141
  Providence Journal Newspaper Co. and Other
    Subsidiary Management........................   143
DESCRIPTION OF BELO CAPITAL STOCK................   143
  Belo Common Stock..............................   143
  Belo Preferred Stock...........................   144
  Foreign Ownership..............................   144
  Certain Anti-Takeover Matters..................   144
  Certificate of Incorporation; Bylaws...........   145
  Stockholders Rights Plan.......................   146
  Transfer Agent and Registrar...................   147
COMPARISON OF STOCKHOLDERS' RIGHTS...............   147
SIGNIFICANT REGULATIONS APPLICABLE TO
  BROADCASTING SERVICES, PROGRAMMING AND
  ELECTRONIC MEDIA...............................   151
LEGAL MATTERS....................................   158
EXPERTS..........................................   158
STOCKHOLDER PROPOSALS............................   159
INDEX OF SELECTED DEFINED TERMS..................   160
INDEX TO PROVIDENCE JOURNAL FINANCIAL
  STATEMENTS.....................................   F-1
APPENDICES.......................................   A-1
  Appendix A -- Merger Agreement
  Appendix B -- Form of Fairness Opinion of
    Furman Selz LLC
  Appendix C -- Form of Fairness Opinion of Bear,
    Stearns & Co. Inc.
  Appendix D -- Section 262 of the Delaware
    General Corporation Law (Appraisal Rights)

     This Joint Proxy Statement/Prospectus does not contain all the information contained in the Registration Statement filed with the Commission by Belo in connection with the issuance of the shares of Belo Series A Common Stock in the Merger, certain parts of which are omitted in accordance with the Commission's rules and regulations. All information in this Joint Proxy Statement/Prospectus concerning Belo has been furnished by Belo and all information in this Joint Proxy Statement/Prospectus concerning Providence Journal has been furnished by Providence Journal.

                             AVAILABLE INFORMATION

     Each of Belo and Providence Journal is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the Commission's Public Reference Section, Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, where copies may be obtained at prescribed rates, as well as at the following regional offices: 7 World Trade Center, Suite 1300, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission also maintains a web site that contains reports, proxy and other information filed electronically with the Commission, the address of which is http://www.sec.gov. In addition, this material may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005, where copies may be obtained at prescribed rates.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS JOINT PROXY STATEMENT/PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS JOINT PROXY STATEMENT/PROSPECTUS, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER, SOLICITATION OF AN OFFER OR PROXY SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT/PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF BELO OR PROVIDENCE JOURNAL SINCE THE DATE HEREOF OR THAT THE INFORMATION IN THIS JOINT PROXY STATEMENT/PROSPECTUS OR IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATES THEREOF. IF ANY MATERIAL CHANGE OCCURS DURING THE PERIOD IN WHICH THIS JOINT PROXY STATEMENT/PROSPECTUS IS REQUIRED TO BE DELIVERED, THIS JOINT PROXY STATEMENT/PROSPECTUS WILL BE AMENDED AND SUPPLEMENTED ACCORDINGLY.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed with the Commission by Belo (collectively, the "Belo Reports") are incorporated in this Joint Proxy Statement/Prospectus by reference:

          1. Annual Report on Form 10-K for the fiscal year ended December 31, 1995, as amended by Annual Report on Form 10-K/A (the "Belo 1995 10-K").

          2. Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1996, June 30, 1996 and September 30, 1996.

          3. Current Report on Form 8-K dated September 27, 1996.

     All reports and other documents filed by Belo after the date of this Joint Proxy Statement/Prospectus pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the Election Deadline (defined below) shall be deemed to be incorporated by reference herein and to be a part hereof.

     In each case, the material terms of all contracts or other documents filed as exhibits to this Joint Proxy Statement/Prospectus are described herein or in the filings incorporated by reference. However, statements contained in this Joint Proxy Statement/Prospectus as to the contents of any contract or document are not necessarily complete and in each instance such statements are qualified in their entireties by reference to the copy of such contract or other document filed as an exhibit to the Registration Statement or incorporated by reference therein. Any statement contained in a document incorporated or deemed to be incorporated in this Joint Proxy Statement/Prospectus by reference shall be deemed to be modified or superseded for the purpose of this Joint Proxy Statement/Prospectus to the extent that a statement contained in this Joint Proxy Statement/Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated in this Joint Proxy Statement/Prospectus by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Joint Proxy Statement/Prospectus.

     THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THE BELO REPORTS (OTHER THAN EXHIBITS TO BELO REPORTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE HEREIN) ARE AVAILABLE, WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST FROM ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS JOINT PROXY STATEMENT/PROSPECTUS IS DELIVERED, TO A. H. BELO CORPORATION, 400 SOUTH RECORD STREET, DALLAS, TEXAS 75202, ATTENTION: CORPORATE SECRETARY (TEL. (214) 977-6606). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY FEBRUARY 11, 1997. THE COMMISSION FILE NUMBER FOR BELO IS 1-8598.

     ALL REPORTS AND OTHER DOCUMENTS FILED BY PROVIDENCE JOURNAL WITH THE COMMISSION PURSUANT TO SECTION 13(A), 13(C), 14 OR 15(D) OF THE EXCHANGE ACT ARE AVAILABLE, WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST FROM ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS JOINT PROXY STATEMENT/PROSPECTUS IS DELIVERED, TO THE PROVIDENCE JOURNAL COMPANY, 75 FOUNTAIN STREET, PROVIDENCE, RHODE ISLAND 02903, ATTENTION: CORPORATE SECRETARY (401) 277-7000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY FEBRUARY 11, 1997. THE COMMISSION FILE NUMBER FOR PROVIDENCE JOURNAL IS 1-11813.

     All dollar amounts included in this Joint Proxy Statement/Prospectus are in U.S. dollars unless otherwise indicated.

                                    SUMMARY

     The following summary is intended only to highlight certain information contained elsewhere in this Joint Proxy Statement/Prospectus or incorporated by reference herein. Unless the context otherwise requires, all references to "Belo" are to A. H. Belo Corporation and its consolidated subsidiaries and all references to "Providence Journal" are to The Providence Journal Company and its consolidated subsidiaries. This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Joint Proxy Statement/Prospectus, the Appendices hereto and the documents incorporated by reference or otherwise referred to herein. Stockholders of Belo and Providence Journal are urged to review this entire Joint Proxy Statement/Prospectus carefully, including the Appendices hereto and such other documents incorporated by reference or otherwise referred to herein.

INTRODUCTION

     Pursuant to the Merger Agreement, Belo and Providence Journal have agreed that Providence Journal will merge with and into a direct, wholly owned subsidiary of Belo. In the Merger, Providence Journal stockholders will be entitled to receive aggregate consideration based on a fixed exchange ratio of
0.5333 of a share of Belo Series A Common Stock plus $12.33 cash for each outstanding share of Providence Journal Common Stock. Providence Journal stockholders will be entitled to elect to receive all stock, all cash or a combination of stock and cash, subject to allocation and proration procedures described in this Joint Proxy Statement/Prospectus. Since the exchange ratio is fixed, the value of the stock portion of the consideration paid in the Merger will fluctuate with the trading price of Belo Series A Common Stock. On January 3, 1997, the closing sales price of Belo Series A Common Stock as reported on the NYSE (as reported in The Wall Street Journal) was $33.88.

THE COMPANIES

     Belo. Belo, founded in 1842 and incorporated in the State of Delaware, owns and operates seven network-affiliated VHF television stations and several newspapers, including The Dallas Morning News, which is the largest daily newspaper in the Dallas-Fort Worth metropolitan area in terms of advertising and circulation. Belo is headquartered at 400 South Record Street, Dallas, Texas 75202; its telephone number is (214) 977-6606. See "BUSINESS OF BELO."

     Providence Journal. Providence Journal, founded in 1829, is a diversified media company incorporated in the State of Delaware. Providence Journal owns and operates nine network television stations and provides or will provide programming and marketing services to four television stations under local marketing agreements, publishes the largest daily newspaper in terms of advertising and circulation compared to all newspapers based in the Rhode Island and southeastern Massachusetts market, and produces diversified programming and interactive electronic media services. Providence Journal is headquartered at 75 Fountain Street, Providence, Rhode Island 02902; its telephone number is (401) 277-7000. See "BUSINESS OF PROVIDENCE JOURNAL."

     Finance. Finance is a wholly owned subsidiary of Belo that was incorporated in the State of Delaware in 1996 and has not conducted any substantial business activities to date. As a result of the Merger, Providence Journal will be merged with and into Finance. Finance will be the surviving corporation of the Merger and will be renamed Belo Holdings, Inc. The business of Belo Holdings will be the business currently conducted by Providence Journal. After the Merger, Providence Journal's newspapers will continue to operate with independent editorial policies in a direct subsidiary of Belo Holdings named "The Providence Journal Company." Finance is headquartered at 400 South Record Street, Dallas, Texas 75202; its telephone number is (214) 977-6606.

THE SPECIAL MEETINGS; VOTING REQUIREMENTS; VOTING POWER OF OFFICERS AND DIRECTORS; AGREEMENT WITH RESPECT TO VOTE

     Belo. The Belo Stockholders Meeting will be held in the lobby of The Belo Building at 400 South Record Street, Dallas, Texas on February 19, 1997, starting at 10:00 a.m., local time. See "THE SPECIAL

MEETINGS." At the Belo Stockholders Meeting, holders of Belo Series A Common Stock and Belo's Series B Common Stock, par value $1.67 per share (the "Belo Series B Common Stock" and together with the Belo Series A Common Stock, the "Belo Common Stock"), will be asked to approve the Belo Proposal. The Merger Agreement is attached hereto as Appendix A. See "THE MERGER" and "THE MERGER AGREEMENT."

     Holders of record of Belo Common Stock at the close of business on December 27, 1996 (the "Belo Record Date") have the right to receive notice of and to vote at the Belo Stockholders Meeting and any adjournments or postponements thereof. As of the Belo Record Date, there were 27,083,150 shares of Belo Series A Common Stock and 9,168,908 shares of Belo Series B Common Stock outstanding and entitled to vote. Each share of Belo Series A Common Stock is entitled to one vote and each share of Belo Series B Common Stock is entitled to ten votes on each matter that is properly presented to stockholders for a vote at the Belo Stockholders Meeting. NYSE rules require that Belo stockholders approve the Belo Proposal because the 25,600,000 shares of Belo Series A Common Stock to be issued in the Merger constitute greater than 20% of the number of shares of Belo Series A Common Stock outstanding prior to such issuance. Belo's Bylaws, as amended (the "Belo Bylaws"), provide that the affirmative vote of the holders of a majority of the votes represented by the outstanding shares of Belo Common Stock present in person or by proxy and entitled to vote at a meeting of stockholders at which a quorum is present is needed to approve and adopt the Belo Proposal. In addition, NYSE rules require that the total votes cast on the Belo Proposal represent over 50% in interest of the shares of Belo Common Stock entitled to vote thereon. As of the Belo Record Date, directors and executive officers of Belo, its subsidiaries and their respective affiliates as a group beneficially owned 2,542,773 shares of Belo Series A Common Stock, or approximately 9.4% of the outstanding shares of Belo Series A Common Stock, and 4,656,804 shares of Belo Series B Common Stock, or approximately 50.8% of the outstanding shares of Belo Series B Common Stock, which represented, in the aggregate, 41.4% of the total voting power of the outstanding shares of Belo Common Stock as of the Belo Record Date. Pursuant to the terms of the Belo Stockholders Agreement (defined below), certain officers and directors of Belo, who owned directly in their individual capacities an aggregate of 2,337,984 shares of Belo Series A Common Stock as of the Belo Record Date, or approximately 8.6% of the shares of Belo Series A Common Stock outstanding as of such date, and an aggregate of 3,622,474 shares of Belo Series B Common Stock as of the Belo Record Date, or approximately 39.5% of the shares of Belo Series B Common Stock outstanding as of such date, have agreed to vote all of their shares of Belo Common Stock in favor of the Belo Proposal. The aggregate number of shares of Belo Common Stock held by such officers and directors represented approximately 32.5% of the total voting power of the outstanding Belo Common Stock as of the Belo Record Date. See "THE MERGER AGREEMENT -- Stockholders Agreements."

     Belo believes that, as of January 3, 1997, none of its officers and directors owned any shares of Providence Journal Common Stock.

     Providence Journal. The Providence Journal Stockholders Meeting will be held at the offices of Providence Journal, 75 Fountain Street, Providence, Rhode Island on February 19, 1997, starting at 4 p.m., local time. See "THE SPECIAL MEETINGS." At the Providence Journal Stockholders Meeting, holders of Providence Journal's Class A Common Stock, par value $1.00 per share (the "Providence Journal Class A Common Stock"), and Providence Journal's Class B Common Stock, par value $1.00 per share (the "Providence Journal Class B Common Stock" and together with the Providence Journal Class A Common Stock, the "Providence Journal Common Stock"), will be asked to approve the Providence Journal Proposal. The Merger Agreement is attached hereto as Appendix A. See "THE MERGER" and "THE MERGER AGREEMENT."

     Holders of record of Providence Journal Common Stock at the close of business on December 27, 1996 (the "Providence Journal Record Date") have the right to receive notice of and to vote at the Providence Journal Stockholders Meeting and any adjournments or postponements thereof. As of the Providence Journal Record Date, there were 27,506,127 shares of Providence Journal Class A Common Stock and 20,109,026 shares of Providence Journal Class B Common Stock outstanding and entitled to vote. Each share of Providence Journal Class A Common Stock is entitled to one vote and each share of Providence Journal Class B Common Stock is entitled to four votes on each matter that is properly presented to stockholders for a vote at the Providence Journal Stockholders Meeting. Under the Delaware General Corporation Law (the "DGCL") and Providence Journal's Bylaws (the "Providence Journal Bylaws"), the affirmative vote of the holders of a majority of the votes represented by the outstanding shares of Providence Journal Common Stock is required to approve and adopt the Providence Journal Proposal. As of the Providence Journal Record Date, directors and executive officers of Providence Journal, its subsidiaries and their respective affiliates as a group beneficially owned 3,785,065 shares of Providence Journal Class A Common Stock, or approximately 13.8% of the outstanding shares of Providence Journal Class A Common Stock, and 3,334,950 shares of Providence Journal Class B Common Stock, or approximately 16.6% of the outstanding shares of Providence Journal Class B Common Stock, which represented, in the aggregate, approximately 15.9% of the total voting power of the outstanding shares of Providence Journal Common Stock as of the Providence Journal Record Date. Pursuant to the terms of the Providence Journal Stockholders Agreement (defined below), certain officers and directors of Providence Journal, who owned directly in their individual capacities an aggregate of 3,785,065 shares of Providence Journal Class A Common Stock as of the Providence Journal Record Date, or approximately 13.8% of the shares of Providence Journal Class A Common Stock outstanding as of such date, and an aggregate of 3,334,950 shares of Providence Journal Class B Common Stock as of the Providence Journal Record Date, or approximately 16.6% of the shares of the Providence Journal Class B Common Stock outstanding as of such date, have agreed to vote all of their shares of Providence Journal Common Stock in favor of the Providence Journal Proposal. The aggregate number of shares of Providence Journal Common Stock held by such officers and directors represents approximately 15.9% of the total voting power of the outstanding Providence Journal Common Stock as of the Providence Journal Record Date. See "THE MERGER AGREEMENT -- Stockholders Agreements."

     Providence Journal believes that, as of January 3, 1997, none of its officers and directors owned any shares of Belo Common Stock.

RISK FACTORS

     In determining whether to vote for the Belo Proposal or the Providence Journal Proposal, as applicable, stockholders should carefully read and evaluate certain risks associated with Providence Journal, Belo and the Merger. See "RISK FACTORS."

THE MERGER AGREEMENT

     General. The Merger Agreement provides, among other things, for the merger of Providence Journal with and into Finance, with Finance as the surviving corporation in the Merger. "Effective Time" means the time at which the certificate of merger in respect of the Merger is filed with the Secretary of State of the State of Delaware.

     Conversion of Providence Journal Common Stock. Upon consummation of the Merger, each outstanding share of Providence Journal Common Stock (other than treasury shares, shares held directly or indirectly by Belo and shares held by a Providence Journal stockholder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such shares in accordance with the DGCL ("Dissenting Shares") and as to which appraisal rights have been perfected under the DGCL) will, by virtue of the Merger and without any action on the part of the holders of Providence Journal Common Stock, be converted into the right to receive only the Merger Consideration (defined below), and thereafter will no longer be outstanding and will automatically be cancelled and cease to exist. See "THE MERGER AGREEMENT -- Merger
Consideration -- Conversion of Providence Journal Shares." For a summary of the principal differences between the rights of holders of Providence Journal Common Stock and Belo Common Stock, see "COMPARISON OF STOCKHOLDERS' RIGHTS."

     AT THE EFFECTIVE TIME, EACH CERTIFICATE REPRESENTING SHARES OF PROVIDENCE JOURNAL COMMON STOCK (OTHER THAN TREASURY SHARES, SHARES HELD DIRECTLY OR INDIRECTLY BY BELO AND DISSENTING SHARES AS TO WHICH APPRAISAL RIGHTS HAVE BEEN PERFECTED UNDER THE DGCL) SHALL, WITHOUT ANY ACTION ON THE PART OF THE HOLDER THEREOF, BE DEEMED TO REPRESENT ONLY A RIGHT TO RECEIVE THE MERGER CONSIDERATION. THE MERGER CONSIDERATION WILL ONLY BE PAID TO HOLDERS OF RECORD OF PROVIDENCE JOURNAL COMMON STOCK AT THE EFFECTIVE TIME AND WILL BE PAID ONLY UPON SURRENDER TO THE EXCHANGE AGENT BY A PROVIDENCE JOURNAL STOCKHOLDER OF THE CERTIFICATE(S) REPRESENTING HIS SHARES OF PROVIDENCE JOURNAL COMMON STOCK, TOGETHER WITH A PROPERLY COMPLETED LETTER OF TRANSMITTAL

(DEFINED BELOW). BELO ANTICIPATES THAT THE EXCHANGE AGENT WILL MAIL THE MERGER CONSIDERATION TO EACH PROVIDENCE JOURNAL STOCKHOLDER WHO HAS COMPLIED WITH THE PRECEDING SENTENCE ON THE FIRST BUSINESS DAY AFTER THE EFFECTIVE TIME IF SUCH COMPLIANCE OCCURS BEFORE THE CLOSING DATE (DEFINED BELOW) AND WITHIN SEVEN BUSINESS DAYS AFTER SUCH COMPLIANCE IF SUCH COMPLIANCE OCCURS AFTER THE CLOSING DATE.

     Election Procedure. Election forms in such form as Belo and Providence Journal shall agree (each a "Form of Election") and a letter of transmittal (together with instructions as to effecting the exchange of Certificates (defined below) for Merger Consideration, a "Letter of Transmittal"), will be mailed 30 days prior to the anticipated Effective Time, or on such other date as Belo and Providence Journal may agree (the "Mailing Date"), to each holder of record of Providence Journal Common Stock as of five business days prior to the Mailing Date (the "Election Form Record Date"). Each Form of Election will permit the holder (or the beneficial owner through appropriate and customary documentation and instructions) to choose to receive (subject to the allocation and proration procedures described below) one of the following in exchange for such holder's shares of Providence Journal Common Stock: (i) only cash (a "Cash Election"), (ii) only Belo Series A Common Stock (a "Stock Election") or (iii) the Mixed Consideration (defined below) (a "Mixed Election"). Alternatively, each Form of Election will permit the holder to indicate that such holder has no preference as to the receipt of cash or Belo Series A Common Stock for such holder's shares of Providence Journal Common Stock (a "Non-Election"). The election deadline, as set forth in the Form of Election, will be 5:00 p.m., New York City time, on the 25th calendar day following the Mailing Date (or such other time as Belo and Providence Journal may agree) (the "Election Deadline"). Any shares of Providence Journal Common Stock (excluding any treasury shares, shares held directly or indirectly by Belo and Dissenting Shares as to which appraisal rights have been perfected under the DGCL) with respect to which the holder (or beneficial owner, as the case may be) has not submitted to the Exchange Agent an effective, properly completed Form of Election on or before the Election Deadline will be deemed to be shares as to which a Non-Election has been made. The Exchange Agent is The First National Bank of Boston. See "THE MERGER AGREEMENT -- Election Procedure."

     TO MAKE AN EFFECTIVE ELECTION, A PROVIDENCE JOURNAL STOCKHOLDER MUST SUBMIT A PROPERLY COMPLETED FORM OF ELECTION SO THAT IT IS ACTUALLY RECEIVED BY THE EXCHANGE AGENT AT OR PRIOR TO THE ELECTION DEADLINE IN ACCORDANCE WITH THE INSTRUCTIONS ON THE FORM OF ELECTION. A FORM OF ELECTION WILL BE PROPERLY COMPLETED ONLY IF ACCOMPANIED BY CERTIFICATE(S) REPRESENTING ALL SHARES OF PROVIDENCE JOURNAL COMMON STOCK COVERED THEREBY. THE ELECTION DEADLINE IS 5:00 P.M. ON THE 25TH CALENDAR DAY FOLLOWING THE MAILING DATE OR SUCH OTHER DATE UPON WHICH BELO AND PROVIDENCE JOURNAL MUTUALLY AGREE.

     PROVIDENCE JOURNAL STOCKHOLDERS SHOULD NOT SEND ANY CERTIFICATES REPRESENTING PROVIDENCE JOURNAL COMMON STOCK WITH THE ENCLOSED PROXY CARD. A LETTER OF TRANSMITTAL AND FORM OF ELECTION WILL BE MAILED PRIOR TO THE EFFECTIVE TIME TO EACH PERSON WHO IS A HOLDER OF OUTSTANDING PROVIDENCE JOURNAL COMMON STOCK AS OF THE ELECTION FORM RECORD DATE, AND UPON REQUEST TO THE EXCHANGE AGENT, TO EACH PERSON WHO BECOMES A HOLDER OR BENEFICIAL OWNER OF PROVIDENCE JOURNAL COMMON STOCK BETWEEN THE ELECTION FORM RECORD DATE AND THE BUSINESS DAY PRIOR TO THE ELECTION DEADLINE. PROVIDENCE JOURNAL STOCKHOLDERS SHOULD SEND CERTIFICATES REPRESENTING PROVIDENCE JOURNAL COMMON STOCK TO THE EXCHANGE AGENT ONLY AFTER THEY RECEIVE, AND ONLY IN ACCORDANCE WITH, THE INSTRUCTIONS CONTAINED IN THE LETTER OF TRANSMITTAL.

     Consideration to be Received by Providence Journal Stockholders. Upon consummation of the Merger, each share of Providence Journal Common Stock (other than treasury shares, shares held directly or indirectly by Belo and Dissenting Shares as to which appraisal rights have been perfected under the DGCL), will be converted into the right to receive cash, shares of Belo Series A Common Stock or a combination of cash and Belo Series A Common Stock. See "THE MERGER AGREEMENT -- Merger Consideration" and "DESCRIPTION OF BELO CAPITAL STOCK." Because the aggregate number of shares of Belo Series A Common Stock to be issued in the Merger and the aggregate amount of cash (other than cash paid in lieu of fractional shares of Belo Series A Common Stock) to be paid in the Merger are fixed, a Providence Journal stockholder may not receive exactly the consideration elected by him on the Form of Election. The determination of whether cash or stock has been oversubscribed and the exact composition of the Merger Consideration to be received by each Providence Journal stockholder will be made on a date that is within five days before the anticipated Closing Date. The amount of cash and/or the number of shares of Belo Series A Common Stock that a Providence Journal stockholder will receive will depend on (i) the stated preferences of all Providence Journal stockholders on the Forms of Election and (ii) the allocation and proration procedures to be applied if the Stock Election Shares exceed the Stock Election Number or the Cash Election Shares exceed the Cash Election Number (each defined below). Providence Journal stockholders will know the exact composition of the Merger Consideration paid for their shares of Providence Journal Common Stock only upon receipt of the Merger Consideration payable to them, which payment will be accompanied by a brief explanation of the application of the allocation and proration mechanisms provided in the Merger Agreement. Regardless of whether Providence Journal stockholders elect to receive all Belo Series A Common Stock, all cash or a combination of Belo Series A Common Stock and cash for each share of Providence Journal Common Stock held, the election mechanism is designed to provide that, as of the date of determination thereof, each Providence Journal stockholder will receive the same value per share of Providence Journal Common Stock based on the Valuation Period Stock Price for the Belo Series A Common Stock. However, the ultimate value received by each stockholder who receives Belo Series A Common Stock in the Merger may be greater or less than the value calculated based on the Valuation Period Stock Price because of fluctuations in the market value of Belo Series A Common Stock.

     At the Effective Time, by virtue of the Merger and without any action on the part of Belo, Finance, Providence Journal or the holders of any of the following securities, and subject to the allocation and proration provisions described below, each share of Providence Journal Common Stock issued and outstanding immediately prior to the Effective Time (excluding any treasury shares, shares held directly or indirectly by Belo and Dissenting Shares as to which appraisal rights have been perfected under the DGCL) will be converted into: (i) the right to receive a number of shares of Belo Series A Common Stock equal to the sum of (A) 0.5333 and (B) the quotient (calculated to the nearest 0.0001) of $12.33 divided by the Valuation Period Stock Price (the sum of (i)(A) and (B), the "Exchange Ratio"); (ii) the right to receive in cash, without interest, the sum of (A) $12.33 and (B) the product of 0.5333 and the Valuation Period Stock Price (the sum of (ii)(A) and (B), the "Per Share Cash Amount");
(iii) the right to receive 0.5333 shares of Belo Series A Common Stock and $12.33 in cash, without interest (the "Mixed Consideration"); or (iv) the right to receive a combination of shares of Belo Series A Common Stock and cash determined in accordance with the allocation provisions of the Merger Agreement described below ("Non-Election Consideration"). The exact composition of the Non-Election Consideration will only be determined after the Election Deadline and will depend on the elections made by those Providence Journal stockholders making Cash Elections, Stock Elections and Mixed Elections. If the aggregate number of shares of Providence Journal Common Stock for which Cash Elections are made ("Cash Election Shares") exceeds the number of shares of Providence Journal Common Stock that can be converted into cash, Providence Journal stockholders making a Non-Election will receive a number of shares of Belo Series A Common Stock that is greater than the number of such shares (and an amount of cash that is less than the amount of cash) received by Providence Journal stockholders making Mixed Elections. By contrast, if the aggregate number of shares of Providence Journal Common Stock for which Stock Elections are made ("Stock Election Shares") exceeds the number of shares of Providence Journal Common Stock that can be converted into shares of Belo Series A Common Stock, Providence Journal stockholders making a Non-Election will receive a number of shares of Belo Series A Common Stock that is less than the number of such shares (and an amount of cash that is greater than the amount of cash) received by Providence Journal stockholders making Mixed Elections.

     The consideration described in the preceding paragraph to be provided in exchange for each share of Providence Journal Common Stock is referred to as the "Merger Consideration" and the aggregate of such consideration provided in exchange for all shares of Providence Journal Common Stock is referred to as the "Aggregate Merger Consideration." The "Valuation Period Stock Price" means the average of the NYSE closing sale prices for the Belo Series A Common Stock (as reported in The Wall Street Journal or, in the absence thereof, by another authoritative source) for the ten consecutive trading-day period ending on the tenth calendar day immediately preceding the anticipated Closing Date.

     At the Effective Time, the holders of certificates evidencing shares of Providence Journal Common Stock (other than treasury shares, shares held directly or indirectly by Belo and Dissenting Shares as to which appraisal rights have been perfected under the DGCL) ("Certificates") will cease to have any rights with respect to the shares of Providence Journal Common Stock previously represented thereby, except as otherwise provided in the Merger Agreement or by law. Such Certificates will be exchanged for (A) certificates evidencing that number of whole shares of Belo Series A Common Stock equal to the Exchange Ratio multiplied by the number of shares previously evidenced by the cancelled Certificate and cash in lieu of any fractional share of Belo Series A Common Stock or (B) the Per Share Cash Amount multiplied by the number of shares previously evidenced by the cancelled Certificate or (C) a combination of such certificates and cash, without interest, in each case in accordance with the allocation and proration procedures described below and upon the surrender of such Certificates in the manner described in "-- Election Procedure." See "THE MERGER AGREEMENT -- Merger Consideration" and "THE MERGER AGREEMENT -- Election Procedure."

     BECAUSE THE FEDERAL INCOME TAX CONSEQUENCES OF RECEIVING DIFFERENT FORMS OF MERGER CONSIDERATION WILL DIFFER, PROVIDENCE JOURNAL STOCKHOLDERS ARE URGED TO READ CAREFULLY THE INFORMATION SET FORTH UNDER "THE MERGER -- CERTAIN FEDERAL INCOME TAX CONSEQUENCES."

     Allocation and Proration. The Merger Agreement provides for a fixed number of shares of Belo Series A Common Stock to be issued in the Merger (not to exceed 25,600,000 shares of Belo Series A Common Stock) and a fixed amount of cash (other than cash paid in lieu of fractional shares of Belo Series A Common Stock) to be paid in the Merger (not to exceed $590 million). Accordingly, the number of shares of Providence Journal Common Stock to be converted into Belo Series A Common Stock and the number of shares of Providence Journal Common Stock to be converted into the right to receive cash in the Merger are fixed. In addition to the Aggregate Merger Consideration, Belo expects to pay on or about the Closing Date approximately $99.5 million to (a) cash out all Providence Journal Employee Stock Options (defined below); (b) satisfy stock-based compensation plans pertaining primarily to the US West Merger; (c) settle obligations under Providence Journal severance agreements; and (d) satisfy miscellaneous expenses in connection with the Merger. See "THE
MERGER -- Interests of Certain Persons in the Merger" and "THE MERGER
AGREEMENT -- Certain Covenants -- Providence Journal Employee Stock Options and Incentive Unit Plan."

     The aggregate number of shares of Providence Journal Common Stock to be converted into the right to receive cash in the Merger (the "Cash Election Number") will be equal to:

Cash Election Number    =    Providence Journal Common Stock Number    X            $12.33
                                                                            --------------------
                                                                            Per Share Cash Amount

where the Providence Journal Common Stock Number is the number of shares of Providence Journal Common Stock issued and outstanding immediately prior to the Effective Time (excluding any treasury shares and shares held directly or indirectly by Belo) and the Per Share Cash Amount is defined above under "-- Consideration to be Received by Providence Journal Stockholders."

     The aggregate number of shares of Providence Journal Common Stock to be converted into the right to receive Belo Series A Common Stock in the Merger (the "Stock Election Number") will be equal to:

Stock Election Number    =    Providence Journal Common Stock Number    -    Cash Election Number

     Following the Election Deadline, the Exchange Agent will determine whether there is an oversubscription by Providence Journal stockholders for cash, an oversubscription by Providence Journal stockholders for Belo Series A Common Stock or no oversubscription for either cash or stock. Set forth below are a description and examples of the allocation and proration procedures for each such scenario, as well as a list of formulae and defined terms used to determine such allocation and proration of the Aggregate Merger Consideration:

Cash Election Number            =     Providence Journal Common Stock Number     X             $12.33
                                                                                       ---------------------
                                                                                       Per Share Cash Amount
Cash Election Shares            =     Aggregate number of shares of Providence Journal Common Stock covered by
                                      Cash Elections
Cash Fraction                   =     Cash Election Number     -     Mixed Election Cash Shares
                                      ---------------------------------------------------
                                      Cash Election Shares

Exchange Ratio                  =     0.5333     +                $12.33
                                                         -------------------------
                                                       Valuation Period Stock Price
Mixed Election Cash Fraction    =             $12.33
                                      ---------------------
                                      Per Share Cash Amount

Mixed Election Cash Shares      =     Mixed Election Shares     X     Mixed Election Cash Fraction

Mixed Election Shares           =     Aggregate number of shares of Providence Journal Common Stock covered by
                                      Mixed Elections

Mixed Election Stock Shares     =     Mixed Election Shares     X     (1 - Mixed Election Cash Fraction)

Non-Election Fraction           =     Cash Election Number  -   (Cash Election Shares + Mixed Election Cash Shares)
                                      -----------------------------------------------------------------------------
                                      Providence Journal Common     -        (Cash Election Shares + Stock
                                           Stock Number                  Election Shares + Mixed Election Shares)

Non-Election Shares             =     Aggregate number of shares of Providence Journal Common Stock covered by
                                      Non-Elections

Stock Election Number           =     Providence Journal Common Stock Number     -     Cash Election Number

Stock Election Shares           =     Aggregate number of shares of Providence Journal Common Stock covered by
                                      Stock Elections

Stock Fraction                  =     Stock Election Number     -     Mixed Election Stock Shares
                                      -----------------------------------------------------------
                                                        Stock Election Shares

     Cash Oversubscription. If cash is oversubscribed because the sum of (A) the aggregate number of Cash Election Shares and (B) the aggregate number of Mixed Election Cash Shares exceeds the Cash Election Number, then: (i) each Stock Election Share and each Non-Election Share will be converted into the right to receive Belo Series A Common Stock; (ii) each Mixed Election Share will be converted into the right to receive the Mixed Consideration; (iii) each Cash Election Share will be converted into the right to receive (a) an amount of cash, without interest, equal to:

           Per Share Cash Amount       X            Cash Fraction

and (b) a number of shares of Belo Series A Common Stock equal to:

              Exchange Ratio           X         (1 - Cash Fraction)

     Stock Oversubscription. If Belo Series A Common Stock is oversubscribed because the sum of (A) the aggregate number of Stock Election Shares and (B) the aggregate number of Mixed Election Stock Shares exceeds the Stock Election Number, then: (i) each Cash Election Share and each Non-Election Share will be converted into the right to receive cash; (ii) each Mixed Election Share will be converted into the right to receive the Mixed Consideration; and (iii) each Stock Election Share will be converted into the right to receive (a) a number of shares of Belo Series A Common Stock equal to:

               Exchange Ratio           X           Stock Fraction

and (b) an amount of cash, without interest, equal to:

            Per Share Cash Amount       X        (1 - Stock Fraction)

     No Oversubscription. If neither cash nor stock is oversubscribed, then: (i) each Cash Election Share will be converted into the right to receive cash; (ii) each Stock Election Share will be converted into the right to receive Belo Series A Common Stock; (iii) each Mixed Election Share will be converted into the right to receive the Mixed Consideration; and (iv) each Non-Election Share will be converted into the right to receive (a) an amount in cash, without interest, equal to:

            Per Share Cash Amount       X        Non-Election Fraction

and (b) a number of shares of Belo Series A Common Stock equal to:

               Exchange Ratio           X      (1-Non-Election Fraction)

     BECAUSE THE AGGREGATE NUMBER OF SHARES OF BELO SERIES A COMMON STOCK TO BE ISSUED IN THE MERGER AND THE AGGREGATE AMOUNT OF CASH TO BE PAID IN THE MERGER ARE FIXED (OTHER THAN CASH PAID IN LIEU OF FRACTIONAL SHARES OF BELO SERIES A COMMON STOCK), NO ASSURANCE CAN BE GIVEN THAT AN ELECTION BY ANY GIVEN PROVIDENCE JOURNAL STOCKHOLDER OTHER THAN AN ELECTION TO RECEIVE THE MIXED CONSIDERATION WILL BE HONORED. THEREFORE, PROVIDENCE JOURNAL STOCKHOLDERS ELECTING ALL BELO SERIES A COMMON STOCK OR ALL CASH MAY NOT RECEIVE PRECISELY THE FORM OF CONSIDERATION REQUESTED. SEE "THE MERGER AGREEMENT -- PRORATION AND ALLOCATION." FOR A DISCUSSION OF THE FEDERAL INCOME TAX CONSEQUENCES OF THE RECEIPT OF THE MERGER CONSIDERATION, SEE "THE MERGER -- CERTAIN FEDERAL INCOME TAX CONSEQUENCES."

     NO ASSURANCE CAN BE GIVEN THAT THE CURRENT MARKET VALUE OF BELO SERIES A COMMON STOCK OR THE VALUATION PERIOD STOCK PRICE USED IN THE PRORATION AND ALLOCATION PROCEDURES DESCRIBED ABOVE WILL BE EQUIVALENT TO THE MARKET VALUE OF BELO SERIES A COMMON STOCK ON THE DATE SUCH STOCK IS RECEIVED BY A PROVIDENCE JOURNAL STOCKHOLDER OR AT ANY OTHER TIME. SUCH MARKET VALUE MAY BE GREATER OR LESS THAN THE CURRENT MARKET VALUE OR THE VALUATION PERIOD STOCK PRICE OF BELO SERIES A COMMON STOCK DUE TO NUMEROUS FACTORS. AS OF JANUARY 3, 1997, THE CLOSING SALES PRICE OF BELO SERIES A COMMON STOCK ON THE NYSE (AS REPORTED IN THE WALL STREET JOURNAL) WAS $33.88 PER SHARE WHICH, IF THE VALUE OF THE MERGER CONSIDERATION WERE DETERMINED AS OF SUCH DATE, WOULD RESULT IN EACH PROVIDENCE JOURNAL STOCKHOLDER BEING ENTITLED TO RECEIVE CONSIDERATION PER SHARE OF PROVIDENCE JOURNAL COMMON STOCK IN THE MERGER EQUAL IN VALUE TO $30.40. PROVIDENCE JOURNAL STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE BELO SERIES A COMMON STOCK PRIOR TO MAKING AN ELECTION IN ORDER TO MAKE AN INFORMED DECISION AS TO WHETHER TO MAKE A CASH ELECTION, STOCK ELECTION OR MIXED ELECTION.

     Illustrations of Merger Consideration Calculation: The following illustrations and chart set forth the type and amount of Merger Consideration that a holder of 100 shares of Providence Journal Common Stock (the "Illustrative Holder") would receive in connection with the Merger, assuming in each case (i) a Valuation Period Stock Price of $35 per share based upon the average of the NYSE closing sale prices for Belo Series A Common Stock (as reported in The Wall Street Journal) for the ten consecutive trading-day period ending on January 3, 1997, rounded to the nearest whole dollar for purposes of the following illustrations only, (ii) 47,612,000 shares of Providence Journal Common Stock outstanding immediately prior to the Effective Time (excluding any treasury shares and shares held directly or indirectly by Belo, and assuming the cash-out of all options and that there are no Dissenting Shares), (iii) a Cash Election Number of 18,940,038, which is the maximum number of shares of Providence Journal Common Stock that can be converted into cash (all figures have been rounded to correspond with specific decimal presentations):

    Cash Election Number        =     Providence Journal Common Stock Number     X                   $12.33
                                                                                              --------------------
                                                                                              Per Share Cash Amount

         18,940,038             =                   47,612,000                   X                   $12.33
                                                                                            ------------------------
                                                                                           $12.33 + (0.5333 X $35.00)

and (iv) a Stock Election Number of 29,601,607 (the maximum number of shares of Providence Journal Common Stock that can be converted into shares of Belo Series A Common Stock):

                                                                                                          $12.33
   Stock Election Number        =     Providence Journal Common Stock Number     X          (1 -  ---------------------)
                                                                                                  Per Share Cash Amount

                                                                                                            $12.33
         28,671,962             =                   47,612,000                   X          (1 -  --------------------------)
                                                                                                  ($12.33 + 0.5333 X $35.00)

     Illustration A -- Holders of 80%, or 38,089,600 shares, of Providence Journal Common Stock elect to receive only cash; the holders of 10%, or 4,761,200 shares, of Providence Journal Common Stock elect to receive only Belo Series A Common Stock; the holders of 5%, or 2,380,600 shares, of Providence Journal Common Stock elect to receive Mixed Consideration, of which 947,002 shares are Mixed Election Cash Shares (shares which would be converted into cash) and 1,433,598 are Mixed Election Stock Shares (shares which would be converted into Belo Series A Common Stock); and the holders of the remaining 5%, or

2,380,600 shares, of Providence Journal Common Stock make no election or have no preference. The following formulae were used to determine the number of Mixed Election Cash Shares and the Mixed Election Stock Shares in this Illustration A:

         Mixed Election Cash Shares        =         Mixed Election Shares        X        Mixed Election Cash Fraction

                                                                                                      $12.33
                   947,002                 =               2,380,600              X                   -------
                                                                                                     $30.9955

         Mixed Election Stock Shares       =         Mixed Election Shares        X     (1 - Mixed Election Cash Fraction)

                                                                                                        $12.33
                  1,433,598                =               2,380,600              X               (1 - --------)
                                                                                                       $30.9955

     Under this scenario, the aggregate number of shares of Providence Journal Common Stock electing to receive cash plus the number of Mixed Election Cash Shares exceed the Cash Election Number, as shown below:

            Cash Election Shares           +      Mixed Election Cash Shares     Exceeds       Cash Election Number

                 38,089,600                +                947,002              Exceeds            18,940,038

     Therefore, because there is a cash oversubscription, pursuant to the allocation and proration procedures of the Merger Agreement, (i) all shares of Providence Journal Common Stock electing to receive Belo Series A Common Stock will be converted into the right to receive shares of Belo Series A Common Stock, (ii) all Non-Election Shares will be converted into the right to receive shares of Belo Series A Common Stock, (iii) all shares of Providence Journal Common Stock electing to receive the Mixed Consideration will be converted into the right to receive the Mixed Consideration of cash and Belo Series A Common Stock and (iv) all shares of Providence Journal Common Stock electing to receive cash will be converted into the right to receive their pro rata share of the remaining cash available for distribution in the Merger after the conversion into cash of the Mixed Election Cash Shares plus the remaining portion of their Merger Consideration in shares of Belo Series A Common Stock. Accordingly, each share of Providence Journal Common Stock electing to receive cash will receive the following:

      Pro rata share of remaining cash
         available for distribution        =         Per Share Cash Amount        X                Cash Fraction

                                                                                               18,940,038 - 947,002
                  $14.6419                 =               $30.9955               X            --------------------
                                                                                                    38,089,600
         Remaining portion of Merger
       Consideration in shares of Belo
            Series A Common Stock          =            Exchange Ratio            X             (1 - Cash Fraction)

                                                                                                   18,940,038 - 947,002
                   0.4672                  =                0.8856                X           (1 - -------------------- )
                                                                                                        38,089,600

     Based on the assumptions stated above, the Illustrative Holder would receive the following type and amount of Merger Consideration:

Stock Election Shares               =      100 X Exchange Ratio
                                    =      100 X 0.8856               =      88.6 shares
Non-Election Shares                 =      100 X Exchange Ratio
                                    =      100 X 0.8856               =      88.6 shares
Mixed Election Shares               =      100 X $12.33               =      $1,233
                                    =      100 X 0.5333               =      53.3 shares
Cash Election Shares                =      100 X $14.6419             =      $1,464
                                    =      100 X 0.4672               =      46.7 shares

     Illustration B -- Holders of 10%, or 4,761,200 shares, of Providence Journal Common Stock elect to receive only cash; the holders of 80%, or 38,089,600 shares, of Providence Journal Common Stock elect to receive only Belo Series A Common Stock; the holders of 5%, or 2,380,600 shares, of Providence Journal

Common Stock elect to receive Mixed Consideration, of which 947,002 shares are Mixed Election Cash Shares and 1,433,598 shares are Mixed Election Stock Shares; and the holders of the remaining 5%, or 2,380,600 shares, of Providence Journal Common Stock make no election or have no preference. The following formulae were used to determine the number of Mixed Election Cash Shares and the Mixed Election Stock Shares in this Illustration B:

         Mixed Election Cash Shares        =         Mixed Election Shares        X        Mixed Election Cash Fraction

                                                                                                      $12.33
                   947,002                 =               2,380,600              X                   -------
                                                                                                     $30.9955

         Mixed Election Stock Shares       =         Mixed Election Shares        X     (1 - Mixed Election Cash Fraction)

                                                                                                         $12.33
                  1,433,598                =               2,380,600              X               (1 -  --------)
                                                                                                        $30.9955

     Under this scenario, the aggregate number of shares of Providence Journal Common Stock electing to receive only Belo Series A Common Stock plus the number of Mixed Election Stock Shares exceed the Stock Election Number, as shown below:

            Stock Election Shares          +      Mixed Election Stock Shares    Exceeds       Stock Election Number
                 38,089,600                +               1,433,598             Exceeds            28,671,962

     Therefore, because there is a stock oversubscription, pursuant to the allocation and proration procedures of the Merger Agreement, (i) all shares of Providence Journal Common Stock electing to receive cash will be converted into the right to receive cash, (ii) all Non-Election Shares will be converted into the right to receive cash, (iii) all shares of Providence Journal Common Stock electing to receive the Mixed Consideration will be converted into the right to receive the Mixed Consideration of cash and Belo Series A Common Stock and (iv) all shares of Providence Journal Common Stock electing to receive Belo Series A Common Stock will be converted into the right to receive their pro rata share of the remaining shares of Belo Series A Common Stock available for issuance in the Merger after the conversion into Belo Series A Common Stock of the Mixed Election Stock Shares plus the remaining portion of their Merger Consideration in cash. Accordingly, each share of Providence Journal Common Stock electing to receive stock will receive the following:

         Pro rata share of remaining
               shares of Belo
            Series A Common Stock          =            Exchange Ratio            X               Stock Fraction
                   0.6333                  =                0.8856                X           28,671,962 - 1,433,598
                                                                                              ----------------------
                                                                                                    38,089,600

         Remaining portion of Merger       =         Per Share Cash Amount        X            (1 - Stock Fraction)
            Consideration in cash

                                                                                                   28,671,962 - 1,433,598
                    $8.83                  =               $30.9955               X           (1 - ----------------------)
                                                                                                         38,089,600

     Based on the assumptions stated above, the Illustrative Holder would receive the following type and amount of Merger Consideration:

Cash Election Shares                =      100 X $30.9955             =      $3,100
Non-Election Shares                 =      100 X $30.9955             =      $3,100
Mixed Election Shares               =      100 X $12.33               =      $1,233
                                           100 X 0.5333               =      53.3 shares
Stock Election Shares               =      100 X 0.6333               =      63.3 shares
                                           100 X $8.83                =      $883

     Illustration C -- Holders of 20%, or 9,522,400 shares, of Providence Journal Common Stock elect to receive only cash; holders of 50%, or 23,806,000 shares, of Providence Journal Common Stock elect to receive only Belo Series A Common Stock; the holders of 10%, or 4,761,200 shares, of Providence Journal Common

Stock elect to receive Mixed Consideration, of which 1,894,004 shares are Mixed Election Cash Shares, and 2,867,196 shares are Mixed Election Stock Shares; and the holders of the remaining 20%, or 9,522,400 shares, of Providence Journal Common Stock make no election or have no preference. The following formulae were used to determine the number of Mixed Election Cash Shares and the Mixed Election Stock Shares in this Illustration C:

         Mixed Election Cash Shares        =         Mixed Election Shares        X        Mixed Election Cash Fraction

                                                                                                      $12.33
                  1,894,004                =               4,761,200              X                   -------
                                                                                                     $30.9955

         Mixed Election Stock Shares       =         Mixed Election Shares        X     (1 - Mixed Election Cash Fraction)

                                                                                                         $12.33)
                  2,867,196                =               4,761,200              X                (1 - --------)
                                                                                                        $30.9955

     Under this scenario, the aggregate number of shares of Providence Journal Common Stock electing to receive cash plus the number of Mixed Election Cash Shares do not exceed the Cash Election Number and the aggregate number of shares of Providence Journal Common Stock electing to receive Belo Series A Common Stock plus the Mixed Election Stock Shares do not exceed the Stock Election Number, as shown below:

            Cash Election Shares           +      Mixed Election Cash Shares      Does not exceed    Cash Election Number
                  9,522,400                +               1,894,004              Does not exceed         18,940,038
            Stock Election Shares          +      Mixed Election Stock Shares     Does not exceed   Stock Election Number
                 23,806,000                +               2,867,196              Does not exceed         28,671,962

     Therefore, because there is no oversubscription for either cash or stock, pursuant to the allocation and proration procedures of the Merger Agreement, (i) all shares of Providence Journal Common Stock electing to receive cash will be converted into the right to receive cash, (ii) all shares of Providence Journal Common Stock electing to receive shares of Belo Series A Common Stock will be converted into the right to receive shares of Belo Series A Common Stock, (iii) all shares of Providence Journal Common Stock electing to receive the Mixed Consideration will be converted into the right to receive the Mixed Consideration of cash and Belo Series A Common Stock and (iv) all Non-Election Shares will be converted into the right to receive the remaining cash and Belo Series A Common Stock. In this example, the Merger Consideration paid to holders of Non-Election Shares will consist primarily of cash because there were more Stock Elections than Cash Elections. Accordingly, each share of Providence Journal Common Stock making no election will receive the following:

Remaining portion of Merger
   Consideration in cash      =      Per Share Cash Amount     X                        Non-Election Fraction

                                                                                 18,940,038 - (9,522,400 + 1,894,004)
           $24.49             =            $30.9955            X          -----------------------------------------------
                                                                          47,612,000 - (9,522,400 + 23,806,000 + 4,761,200)
Remaining portion of Merger
   Consideration in Belo
   Series A Common Stock      =         Exchange Ratio         X                     (1 - Non-Election Fraction)

                                                                                   18,940,038 - (9,522,400 + 1,894,004)
           0.1859             =             0.8856             X         (1 - -------------------------------------------------)
                                                                              47,612,000 - (9,522,400 + 23,806,000 + 4,761,200)

     Based on the assumptions stated above, the Illustrative Holder would receive the following type and amount of Merger Consideration:

Cash Election Shares           =      100 X $30.9955          =      $3,100
Stock Election Shares          =      100 X 0.8856            =      88.6 shares
Mixed Election Shares          =      100 X $12.33            =      $1,233
                               =      100 X 0.5333            =      53.3 shares
Non-Election Shares            =      100 X $24.49            =      $2,449
                               =      100 X 0.1859            =      18.6 shares

     The following table sets forth on a comparative basis the type and amount of Merger Consideration that the Illustrative Holder would receive in connection with the Merger under various assumptions.

                            SUMMARY OF ILLUSTRATIONS

                     ALLOCATION OF CASH AND STOCK PORTIONS
                            OF MERGER CONSIDERATION
                     (PER 100 PROVIDENCE JOURNAL SHARES)(1)

                            ILLUSTRATION A:                     ILLUSTRATION B:                     ILLUSTRATION C:
                          CASH OVERSUBSCRIBED                STOCK OVERSUBSCRIBED                NO OVERSUBSCRIPTIONS
                   ---------------------------------   ---------------------------------   ---------------------------------
                       NUMBER OF                           NUMBER OF                           NUMBER OF
                       SHARES OF                           SHARES OF                           SHARES OF
                     BELO SERIES A      ILLUSTRATIVE     BELO SERIES A      ILLUSTRATIVE     BELO SERIES A      ILLUSTRATIVE
                   COMMON STOCK(1)(2)      VALUE       COMMON STOCK(1)(2)      VALUE       COMMON STOCK(1)(2)      VALUE
                   ------------------   ------------   ------------------   ------------   ------------------   ------------
Stock Election
  Cash Portion....          --             $   --               --             $  883               --             $   --
  Stock Portion...        88.6              3,100             63.3              2,217             88.6              3,100
                          ----             ------             ----             ------             ----             ------
        Total.....        88.6             $3,100             63.3             $3,100             88.6             $3,100
                          ====             ======             ====             ======             ====             ======
Cash Election
  Cash Portion....          --             $1,464               --             $3,100               --             $3,100
  Stock Portion...        46.7              1,636               --                 --               --                 --
                          ----             ------             ----             ------             ----             ------
        Total.....        46.7             $3,100               --             $3,100               --             $3,100
                          ====             ======             ====             ======             ====             ======
Mixed Election
  Cash Portion....          --             $1,233               --             $1,233               --             $1,233
  Stock Portion...        53.3              1,867             53.3              1,867             53.3              1,867
                          ----             ------             ----             ------             ----             ------
        Total.....        53.3             $3,100             53.3             $3,100             53.3             $3,100
                          ====             ======             ====             ======             ====             ======
Non-Election
  Cash Portion....          --             $   --               --             $3,100               --             $2,449
  Stock Portion...        88.6              3,100               --                 --             18.6                651
                          ----             ------             ----             ------             ----             ------
        Total.....        88.6             $3,100               --             $3,100             18.6             $3,100
                          ====             ======             ====             ======             ====             ======

---------------

(1) Assumes (i) a Valuation Period Stock Price of $35, (ii) 47,612,000 shares of Providence Journal Common Stock outstanding immediately prior to the Effective Time, excluding any treasury shares and shares held directly or indirectly by Belo, and assuming the cashout of all options and that there are no Dissenting Shares, (iii) a Cash Election Number of 18,940,038 and
     (iv) a Stock Election Number of 28,671,962.

(2) Fractional shares are included in the above table for illustrative purposes only. Because no fractional shares will be issued in the Merger, holders of Providence Journal Common Stock will receive cash in lieu of fractional shares. See "THE MERGER AGREEMENT -- Fractional Shares."

     Illustrative Value of Merger Consideration at Assumed Valuation Period Stock Prices:

     The following table shows (i) the total value of the consideration paid per share of Providence Journal Common Stock under a Stock Election, a Cash Election, a Mixed Election or a Non-Election at various assumed Valuation Period Stock Prices, and (ii) the breakout of Merger Consideration for those Providence Journal Stockholders receiving Mixed Consideration at various assumed Valuation Period Stock Prices.

     THE RANGE OF VALUATION PERIOD STOCK PRICES PRESENTED IN THE FOLLOWING TABLE IS FOR ILLUSTRATIVE PURPOSES ONLY AND THERE CAN BE NO ASSURANCE THAT THE ACTUAL VALUATION PERIOD STOCK PRICE WILL RESULT IN A VALUATION SHOWN IN THE TABLE. NO ASSURANCE CAN BE GIVEN THAT THE CURRENT MARKET VALUE OF BELO SERIES A COMMON STOCK OR THE VALUATION PERIOD STOCK PRICE USED IN THE ILLUSTRATION BELOW WILL BE EQUIVALENT TO THE MARKET VALUE OF BELO SERIES A COMMON STOCK ON THE DATE SUCH STOCK IS RECEIVED BY A PROVIDENCE JOURNAL STOCKHOLDER OR AT ANY OTHER TIME. THE MARKET VALUE OF BELO SERIES A COMMON STOCK RECEIVED BY A PROVIDENCE JOURNAL STOCKHOLDER MAY BE GREATER OR LESS THAN THE CURRENT MARKET VALUE OF BELO SERIES A COMMON STOCK OR THE VALUATION PERIOD STOCK PRICE DUE TO NUMEROUS FACTORS. PROVIDENCE JOURNAL STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE BELO SERIES A COMMON STOCK PRIOR TO MAKING AN ELECTION.

                                  ILLUSTRATION

                   ILLUSTRATIVE VALUE OF MERGER CONSIDERATION
            BASED ON RANGE OF ASSUMED VALUATION PERIOD STOCK PRICES

                                          BREAKOUT OF MERGER
                                       CONSIDERATION FOR THOSE
                                              PROVIDENCE
                                    JOURNAL STOCKHOLDERS RECEIVING
  ASSUMED                                MIXED CONSIDERATION
 VALUATION           TOTAL         --------------------------------
PERIOD STOCK     CONSIDERATION                          VALUE OF
   PRICE         PER SHARE(1)      CASH PER SHARE     STOCK PORTION
------------     -------------     --------------     -------------
   $40.00          $ 33.6620           $12.33           $ 21.3320
    39.50            33.3954            12.33             21.0654
    39.00            33.1287            12.33             20.7987
    38.50            32.8621            12.33             20.5321
    38.00            32.5954            12.33             20.2654
    37.50            32.3288            12.33             19.9988
    37.00            32.0621            12.33             19.7321
    36.50            31.7955            12.33             19.4655
    36.00            31.5288            12.33             19.1988
    35.50            31.2622            12.33             18.9322
    35.00            30.9955            12.33             18.6655
    34.50            30.7289            12.33             18.3989
    34.00            30.4622            12.33             18.1322
    33.50            30.1956            12.33             17.8656
    33.00            29.9289            12.33             17.5989
    32.50            29.6623            12.33             17.3323
    32.00            29.3956            12.33             17.0656
    31.50            29.1290            12.33             16.7990
    31.00            28.8623            12.33             16.5323
    30.50            28.5957            12.33             16.2657
    30.00            28.3290            12.33             15.9990

---------------

(1) Total consideration per share represents the total value of the consideration paid per share of Providence Journal Common Stock under a Stock Election, a Cash Election, a Mixed Election or a Non-Election at various assumed Valuation Period Stock Prices.

     Treasury Stock and Stock Owned by Belo. Each share of Providence Journal Common Stock held in the treasury of Providence Journal and each share of Providence Journal Common Stock owned by Belo or any direct or indirect wholly owned subsidiary of Belo or of Providence Journal immediately prior to the Effective Time will be cancelled and extinguished without any conversion thereof and no payment will be made with respect thereto.

     Fractional Shares. No fractional shares of Belo Series A Common Stock will be issued in the Merger. In lieu of the issuance of any fractional shares of Belo Series A Common Stock, cash equal to the product of such fractional share amount and the closing sale price of one share of Belo Series A Common Stock on the NYSE (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source) on the trading day immediately preceding the Closing Date will be paid to holders in respect of any fractional share of Belo Series A Common Stock that would otherwise be issuable.

     Conditions to the Merger. The obligations of Belo and Providence Journal to consummate the Merger are subject to the fulfillment or waiver of various conditions, including, among others: (i) the effectiveness of the Registration Statement and the absence of any stop order suspending the effectiveness thereof and no proceeding for that purpose having been initiated by the Commission; (ii) approval by the stockholders of Belo and Providence Journal of the Belo Proposal and the Providence Journal Proposal, respectively; (iii) expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"); (iv) approval by the Federal Communications Commission ("FCC") of the FCC Application (defined below) without any condition that would have a material adverse effect on Belo (except that any such approval that is subject to a condition that Belo divest KIRO-TV or other assets having a value of $50 million or less will not be deemed to have a material adverse effect on Belo), provided that there is not a significant risk that such approval will not become final (i.e., no longer subject to administrative or judicial review); (v) the receipt of all consents, authorizations, orders and approvals of (or filings or registrations with) any Federal, state or local government or any court, administrative or regulatory agency or commission or other governmental authority or agency (each a "Governmental Entity") (other than in respect of the FCC and under the HSR Act) required in connection with the Merger Agreement (except for those documents required to be filed after the Effective Time and except where the failure to obtain such approval or order would not have a material adverse effect on Belo after the Effective Time); (vi) there is not in effect any (a) decree, temporary restraining order, preliminary or permanent injunction or other order entered, issued or enforced by any court of competent jurisdiction or (b) Federal statute, rule or regulation enacted or promulgated, in either case that prohibits the consummation of the Merger, and there is not in effect any state or local statute, rule or regulation enacted or promulgated that prohibits the consummation of the Merger and which would have a material adverse effect on Belo after the Effective Time; (vii) the listing of the Belo Series A Common Stock on the NYSE, subject to official notice of issuance; (viii) the receipt of certain tax opinions; and (ix) the receipt of consents, as and to the extent required, from each television network with which each of the Providence Journal Stations (defined below) is affiliated consenting to the Merger and the transferred Providence Journal Network Agreements (defined below) are on terms reasonably satisfactory to Belo. See "THE MERGER AGREEMENT -- Conditions to the Merger." Whether Belo and Finance or Providence Journal would be willing to waive any particular condition, if it were to become evident that any such condition could not be satisfied, would depend on all of the facts and circumstances pertaining to such event.

     Termination of the Merger Agreement. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after the approval by Belo's or Providence Journal's stockholders of the Belo Proposal or Providence Journal Proposal, as applicable: (i) by mutual written consent of Belo, Finance and Providence Journal; or (ii) by either Belo or Providence Journal under the following circumstances: (w) if the Providence Journal Stockholders Meeting (including as it may be adjourned from time to time) concludes without the approval of the Merger Agreement by Providence Journal's stockholders having been obtained; (x) if the Merger is not consummated on or before September 30, 1997 (the "Termination Date"), provided that the party seeking termination is not otherwise in material breach of the Merger Agreement; (y) if any Governmental Authority issues an order, injunction, decree or ruling or takes any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, injunction, decree, ruling or other action becomes final and nonappealable; or (z) in the event of a breach by the other party of any representation, warranty, covenant or other agreement contained in the Merger Agreement which (A) would give rise to the failure to be satisfied of a condition relating to the accuracy of such other party's representations and warranties and (B) cannot be cured by the Termination Date (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement). In addition, the Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after the approval by Belo's or Providence Journal's stockholders of the Belo Proposal or Providence Journal Proposal, as applicable, (i) by Belo if the Board of Directors of Providence Journal (the "Providence Journal Board") approves or recommends a superior proposal (defined below) or by Providence Journal if the Providence Journal Board approves or recommends a superior proposal pursuant to its right to so terminate as described in "THE MERGER AGREEMENT -- Certain Covenants -- No Solicitation;" or (ii) by Belo or Providence Journal if the Belo Stockholders Meeting (including as it may be adjourned from time to time) concludes without the approval of the Belo Proposal having been obtained. See "THE MERGER AGREEMENT -- Termination of the Merger Agreement."

     Termination Fee. Pursuant to the Merger Agreement, Providence Journal is required to pay, or cause to be paid, in same day funds to Belo $50 million (the "Termination Fee") upon demand if (i) Belo terminates the Merger Agreement because the Providence Journal Board has approved or recommended a superior proposal, (ii) Providence Journal terminates the Merger Agreement because the Providence Journal Board has approved or recommended a superior proposal pursuant to its right to so terminate as described in "THE MERGER
AGREEMENT -- Certain Covenants -- No Solicitation," or (iii) Belo or Providence Journal terminates the Merger Agreement because the Providence Journal Stockholders Meeting (including as it may be adjourned from time to time) concludes without the approval of the Providence Journal Proposal having been obtained; provided, however, that in the event the Merger Agreement is terminated in the manner described in clause (iii) of this sentence, the Termination Fee shall not be payable unless and until (x) any person (other than Belo) (an "Acquiring Party") has acquired, by purchase, merger, consolidation, sale, assignment, lease, transfer or otherwise, in one transaction or any related series of transactions within 12 months after such termination, a majority of the voting power of the outstanding securities of Providence Journal or all or substantially all of the assets of Providence Journal or (y) there has been consummated within 12 months after such termination a consolidation, merger or similar business combination between Providence Journal and an Acquiring Party in which stockholders of Providence Journal immediately prior to such consolidation, merger or similar transaction do not own securities representing at least 50% of the outstanding voting power of the surviving entity (or, if applicable, any entity in control of such Acquiring Party) of such consolidation, merger or similar transaction immediately following the consummation thereof, in either of cases (x) or (y) involving a consideration for Providence Journal Common Stock (including the value of any stub equity) in excess of the Aggregate Merger Consideration; and provided further, that no such Termination Fee shall be payable as a result of a termination of the Merger Agreement described in clause (iii) of this sentence unless there shall have been made public prior to the Providence Journal Stockholders Meeting a takeover proposal (defined below) involving consideration for the Providence Journal Common Stock (including the value of any stub equity) in excess of the Aggregate Merger Consideration. See "THE MERGER AGREEMENT -- Termination Fee."

     Providence Journal Newspaper Co. Promptly following the consummation of the Merger, Belo Holdings will transfer to a new, wholly owned subsidiary to be named "The Providence Journal Company" ("Providence Journal Newspaper Co.") all the assets and liabilities of the newspaper operations formerly held by Providence Journal.

THE MERGER

     Ownership of Belo After the Merger. If the Merger had been consummated on January 3, 1997, immediately following the Merger, (i) the existing holders of Belo Common Stock would have collectively held approximately 52% and 59% of the issued and outstanding shares of Belo Series A Common Stock and all Belo Common Stock, respectively, (ii) the former holders of Providence Journal Common Stock would have collectively held approximately 48% and 41% of the issued and outstanding shares of Belo Series A Common Stock and all Belo Common Stock, respectively, and (iii) the former holders of Providence Journal Common Stock would have collectively held approximately 18% of the voting power represented by the outstanding shares of Belo Common Stock. No shares of Belo Series B Common Stock will be issued in the Merger.

     Recommendation of the Belo Board; Belo's Reasons for the Merger. The Board of Directors of Belo (the "Belo Board"), by unanimous vote, has determined that the Merger is in the best interests of the holders of Belo Common Stock and recommends that holders of Belo Common Stock vote in favor of the Belo Proposal.

The decision of the Belo Board to enter into the Merger Agreement and to recommend that Belo stockholders vote in favor of the Belo Proposal is based upon its evaluation of a number of factors including, among others, (i) the substantial benefits believed to be available from the increased size of Belo's television broadcasting business, (ii) the establishment of a well-balanced, diversified group of network affiliates, (iii) the opportunity to realize value from the divestiture of KIRO-TV while maintaining a presence in the Seattle-Tacoma television market, (iv) the strong cultural fit between Belo and Providence Journal and (v) the oral opinion (subsequently confirmed in a written opinion dated as of September 26, 1996) of Furman Selz LLC ("Furman Selz"), Belo's financial advisor in connection with the Merger, that based upon and subject to the matters set forth in its written opinion, as of such date, the Aggregate Merger Consideration to be offered in the Merger to holders of Providence Journal Common Stock is fair, from a financial point of view, to the holders of Belo Common Stock. See "THE MERGER -- Recommendation of the Belo Board; Belo's Reasons for the Merger" and "THE MERGER -- Fairness
Opinions -- Opinion of Belo's Financial Advisor."

     Recommendation of Providence Journal Board; Providence Journal's Reasons for the Merger. The Providence Journal Board, by unanimous vote, has determined that the Merger is in the best interests of the holders of Providence Journal Common Stock and recommends that holders of Providence Journal Common Stock vote in favor of the Providence Journal Proposal. The decision of the Providence Journal Board to enter into the Merger Agreement and to recommend that Providence Journal stockholders vote in favor of the Providence Journal Proposal is based upon its evaluation of a number of factors including, among others, (i) the financial terms of the Merger Agreement; (ii) Providence Journal's business, operations, operating results and future prospects; (iii) the business, operations, earnings and financial condition of Belo; (iv) the diversified television network affiliate relationships and the anticipated cost savings and operating efficiencies of the combined company; (v) the significant increase in dividends to Providence Journal stockholders which could result from the Merger; and (vi) the oral opinion (subsequently confirmed in a written opinion dated as of September 26, 1996) of Bear, Stearns & Co. Inc. ("Bear Stearns"), Providence Journal's financial advisor in connection with the Merger, that the Merger was fair, from a financial point of view, to the stockholders of Providence Journal. See "THE MERGER -- Recommendation of the Providence Journal Board; Providence Journal's Reasons for the Merger" and "THE MERGER -- Fairness
Opinions -- Opinion of Providence Journal's Financial Advisor."

     Interests of Certain Persons in the Merger; Management of Belo, Belo Holdings and Providence Journal Newspaper Co. After the Merger. Certain members of Providence Journal's management and the Providence Journal Board may be deemed to have certain interests in the Merger that are in addition to their interests as stockholders of Providence Journal generally. Certain directors and executive officers of Providence Journal will be directors of Belo and directors and/or executive officers of Providence Journal Newspaper Co. following the Merger. Belo Holdings has also agreed to honor, and Belo has agreed to cause Belo Holdings to honor, the existing employment and severance arrangements of certain officers of Providence Journal and to indemnify, and maintain directors and officers insurance covering, Providence Journal's directors and officers following the Merger. In addition, certain restrictions on certain benefits payable to the directors and executive officers of Providence Journal will lapse, and such benefits will vest, in connection with the Merger. Based on an assumed Valuation Period Stock Price of $34.75 (the average of the NYSE closing sales prices for Belo Series A Common Stock (as reported in The Wall Street Journal) for the ten consecutive trading day period ending on January 3, 1997), the aggregate benefit which will be received by directors and executive officers of Providence Journal as a result of the vesting of such benefits and lapse of such restrictions upon consummation of the Merger is expected to be approximately $24,465,240. The Providence Journal Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. No member of the Belo Board has any interest in the Merger other than as a Belo stockholder. See "THE
MERGER -- Interests of Certain Persons in the Merger" and "MANAGEMENT OF BELO AND PROVIDENCE JOURNAL NEWSPAPER CO. AFTER THE MERGER."

     Regulatory Approvals. The Merger is subject to the requirements of the HSR Act, which provide that certain transactions may not be consummated until required information and materials are furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") and the requisite waiting period has expired or is terminated. Belo and Providence Journal filed the required information and materials with the Antitrust Division and the FTC on October 18, 1996. The waiting period for each of these filings expired at 11:59 p.m. (Eastern Standard Time) on November 18, 1996. See "THE
MERGER -- Regulatory Approvals -- Antitrust."

     The Merger is also subject to the requirements of the Communications Act of 1934, and the rules and regulations thereunder (the "Communications Act"), which provide that the transfer of control of an entity that directly or indirectly holds radio broadcast, television and certain other communications licenses, requires the prior approval of the FCC. Belo and Providence Journal filed the required applications for transfer of control with the FCC on October 18, 1996. The principal application for transfer of control also include a request for a temporary waiver of the FCC's television ownership rules. See "THE
MERGER -- Regulatory Approvals -- FCC Regulation of Broadcast Stations; FCC Approval Process."

     Accounting Treatment. The Merger will be accounted for under the "purchase" method of accounting, in accordance with generally accepted accounting principles. See "THE MERGER -- Accounting Treatment."

     Opinions of Financial Advisors. On September 26, 1996, Furman Selz rendered to the Belo Board its oral opinion (subsequently confirmed in writing) to the effect that, based upon and subject to the matters set forth in its written opinion, as of such date, the Aggregate Merger Consideration to be offered in the Merger to holders of Providence Journal Common Stock was fair, from a financial point of view, to the holders of Belo Common Stock. On January 6, 1997, Furman Selz updated its written opinion. The full text of the written opinion of Furman Selz, which sets forth assumptions made, factors considered and limitations on the review undertaken by Furman Selz, is included as Appendix B to this Joint Proxy Statement/Prospectus. Belo stockholders are urged to read such opinion carefully and in its entirety. The maximum fee payable to Furman Selz for its role as Belo's financial advisor is $8,000,000. See "THE
MERGER -- Fairness Opinions -- Opinion of Belo's Financial Advisor."

     On January 6, 1997, Bear Stearns delivered to the Providence Journal Board its written opinion that, as of the date thereof, and subject to the assumptions and qualifications set forth therein, the Merger was fair, from a financial point of view, to the stockholders of Providence Journal (the "Bear Stearns' Opinion"). On September 26, 1996, Bear Stearns had previously rendered to the Providence Journal Board its oral opinion (subsequently confirmed in a written opinion dated as of such date) to the effect that, as of such date, the Merger was fair, from a financial point of view, to the stockholders of Providence Journal. The full text of Bear Stearns' Opinion, which sets forth assumptions made, factors considered and limitations on the review undertaken by Bear Stearns, is included as Appendix C to this Joint Proxy Statement/Prospectus. Providence Journal stockholders are urged to read such opinion carefully and in its entirety. Pursuant to the terms of its engagement letter, dated September 3, 1996, Providence Journal has paid Bear Stearns an initial cash retainer fee of $100,000 and has further agreed to pay Bear Stearns 0.472% of the total consideration to be received by the holders of Providence Journal Common Stock plus net debt assumed in connection with the Merger upon its consummation. Based on the closing price for Belo Series A Common Stock on January 3, 1997 (the latest date practicable prior to the printing of this Joint Proxy Statement/Prospectus), the total amount of such Advisory Fee would be $7,693,558. See "THE MERGER -- Fairness Opinions -- Opinion of Providence Journal's Financial Advisor."

     Certain Federal Income Tax Consequences. Belo and Providence Journal have received opinions, and consummation of the Merger is conditioned upon Belo and Providence Journal receiving opinions dated as of the Closing Date, from counsel to the effect that the Merger will be treated for Federal income tax purposes as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that Belo, Finance and Providence Journal will each be a party to that reorganization within the meaning of
Section 368(b) of the Code. Accordingly, a holder of shares of Providence Journal Common Stock who exchanges such shares solely for shares of Belo Series A Common Stock would recognize neither gain nor loss on such exchange. Gain, if any, realized by a holder of shares of Providence Journal Common Stock upon the exchange of such shares for a combination of shares of Belo Series A Common Stock and cash would be recognized to the extent of the lesser of the amount of gain realized and the amount of cash received, but no loss would be recognized by such holder on such exchange. A holder of shares of

Providence Journal Common Stock who receives only cash in the Merger would recognize any gain realized, and, depending on the particular circumstances of such holder, likely would be permitted to recognize any loss realized. Any gain required to be recognized may be treated as a dividend. No gain or loss will be recognized by Belo, Providence Journal or Finance in connection with the Merger. See "THE MERGER -- Certain Federal Income Tax Consequences."

     BECAUSE THE FEDERAL INCOME TAX CONSEQUENCES OF RECEIVING DIFFERENT FORMS OF MERGER CONSIDERATION WILL DIFFER, PROVIDENCE JOURNAL STOCKHOLDERS ARE URGED TO READ CAREFULLY THE INFORMATION SET FORTH UNDER "THE MERGER -- CERTAIN FEDERAL INCOME TAX CONSEQUENCES."

     Dissenters' Rights. Holders of Belo Common Stock are not entitled to dissenters' or appraisal rights in connection with the Merger. Holders of Providence Journal Common Stock who comply with the requirements of Section 262 of the DGCL will be entitled to appraisal rights in connection with the Merger. A copy of Section 262 is attached to this Joint Proxy Statement/Prospectus as Appendix D. See "THE MERGER -- Dissenters' Rights."

                   SUMMARY HISTORICAL AND UNAUDITED PRO FORMA
                    COMBINED CONDENSED FINANCIAL INFORMATION

  Belo Historical Consolidated Financial Information

     The following table sets forth summary historical consolidated financial information of Belo and has been derived from and should be read in conjunction with Belo's audited consolidated financial statements and unaudited interim condensed consolidated financial statements, including the notes thereto, which are incorporated by reference in this Joint Proxy Statement/Prospectus. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE." Interim data reflects, in the opinion of Belo's management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation of results for such interim periods. Results of operations for interim periods are not necessarily indicative of results which may be expected for any other interim or annual periods.

                                                      NINE MONTHS
                                                    ENDED OR AS OF
                                                     SEPTEMBER 30,                YEAR ENDED OR AS OF DECEMBER 31,
                                                  -------------------   ----------------------------------------------------
                                                    1996       1995       1995       1994       1993       1992       1991
                                                  --------   --------   --------   --------   --------   --------   --------
                                                      (UNAUDITED)              (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF EARNINGS DATA:
Net Operating Revenues(1):
  Broadcasting..................................  $240,795   $236,643   $322,642   $258,040   $209,083   $201,241   $181,848
  Newspaper Publishing..........................   359,128    296,899    409,099    369,366    335,651    314,701    249,737
  Other.........................................     2,287      1,717      3,602        719        101         --         --
                                                  --------   --------   --------   --------   --------   --------   --------
        Total Net Operating Revenues............   602,210    535,259    735,343    628,125    544,835    515,942    431,585
                                                  --------   --------   --------   --------   --------   --------   --------
  Earnings From Operations......................   110,399     93,280    136,563    130,999     89,474     81,626     47,857
  Earnings Before Cumulative Effect of Change in
    Accounting..................................    57,146     45,433     66,576     68,867     44,478     37,170     12,392
  Earnings Per Common and Common Equivalent
    Share(2):
  Earnings Before Cumulative Effect of Change in
    Accounting..................................      1.36       1.14       1.68       1.70       1.10       0.95       0.32
OTHER DATA:
Cash Dividends Declared Per Share(2)............  $   0.41   $  0.315   $  0.315   $   0.30   $   0.28   $   0.27   $   0.26
Operating Cash Flow(3):
  Broadcasting..................................    84,020     87,241    121,716    106,396     83,356     75,921     60,610
  Newspaper Publishing..........................    92,520     64,909     90,915     87,284     61,667     59,221     36,057
  Other.........................................      (976)    (3,028)    (3,941)      (872)       (77)        --         --

CONSOLIDATED BALANCE SHEET DATA(4)(5):
Total Assets...............................  $1,209,589   $1,084,810   $1,154,022   $913,791   $796,156   $758,527   $746,384
Long-Term Debt.............................     361,657      508,400      557,400    330,400    277,400    302,151    337,100
Shareholders' Equity.......................     637,689      379,573      388,464    382,535    346,099    281,242    230,057
Book Value Per Share(2)....................       14.39         9.83        10.16       9.63       8.56       7.18       6.10

---------------

(1) Revenues for 1995 include 11 months of KIRO-TV, which was purchased by Belo on February 1, 1995. Revenues for 1994 include seven months of WWL-TV, which was purchased by Belo on June 1, 1994. In December 1991, Belo purchased substantially all the operating assets of the Dallas Times Herald newspaper.

(2) Per share amounts have been adjusted to reflect the two-for-one Belo Common Stock split effected as a stock dividend on June 9, 1995.

(3) Operating Cash Flow is defined as segment earnings from operations plus depreciation and amortization. Operating Cash Flow is used in the broadcasting and newspaper publishing industries to analyze and compare companies on the basis of operating performance, leverage and liquidity. However, Operating Cash Flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

(4) In May 1996, Belo completed an offering of 5,750,000 shares of Belo Series A Common Stock for net proceeds of approximately $198,500,000. The proceeds were used to pay down debt.

(5) Subsequent to September 30, 1996, Belo repurchased 8,322,000 shares of its Series A Common Stock for an aggregate cost of approximately $306,146,000, funded through borrowings under its revolving credit facility.

  Providence Journal Historical Consolidated Financial Information

     The following table sets forth summary historical consolidated financial information of Providence Journal and has been derived from and should be read in conjunction with Providence Journal's audited consolidated financial statements and interim unaudited consolidated financial statements, including the notes thereto, which are included elsewhere in this Joint Proxy Statement/Prospectus. Interim unaudited data reflects, in the opinion of Providence Journal management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation of results for such interim periods. Results of operations for interim periods are not necessarily indicative of results which may be expected for any other interim or annual periods.

                                                NINE MONTHS
                                               ENDED OR AS OF
                                               SEPTEMBER 30,                    YEAR ENDED OR AS OF DECEMBER 31,
                                            --------------------    --------------------------------------------------------
                                            1996(3)     1995(4)     1995(4)       1994        1993        1992        1991
                                            --------    --------    --------    --------    --------    --------    --------
                                                (UNAUDITED)                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Revenues:
    Broadcasting........................... $149,819    $128,557    $180,547    $ 54,024    $ 45,506    $ 43,281    $ 39,381
    Publishing.............................   95,176      92,967     128,491     127,893     124,914     120,516     118,169
    Programming and Electronic Media.......    9,412       2,209       3,468       2,300          --          --          --
                                            --------    --------    --------    --------    --------    --------    --------
  Total Revenues...........................  254,407     223,733     312,506     184,217     170,420     163,797     157,550
  Operating Income (Loss)..................  (14,571)      8,036      13,386     (11,576)    (13,209)     (9,126)    (23,901)
  Income (Loss) From Continuing
    Operations.............................  (26,853)     (3,487)     (5,003)    (23,229)    (16,271)      6,002      (6,547)
  Income (Loss) Per Common and Common
    Equivalent Share(1):
    Income (Loss) From Continuing
      Operations...........................    (0.65)      (0.09)      (0.13)      (0.61)      (0.42)       0.16       (0.17)
OTHER DATA:
  Cash Dividends Declared Per Share(1)..... $   0.25    $   0.19    $   0.25    $   0.25    $   0.23    $   0.21    $   0.20
  Operating Cash Flow(2):
    Broadcasting...........................   55,315      42,313      64,419      14,075       7,210       5,397       2,784
    Newspaper Publishing...................   13,224       2,470         586      20,468      21,317      20,977      12,999
    Programming and Electronic Media.......  (25,983)       (749)     (1,664)       (282)         --          --          --
BALANCE SHEET DATA:
  Total Assets............................. $733,885    $754,735    $707,230    $724,713    $775,685    $793,433    $594,098
  Long-Term Debt (including current
    installments)..........................  159,800     337,400     244,098     260,761     280,106     263,609      73,112
  Stockholders' Equity.....................  362,376     277,745     263,239     285,887     359,575     391,967     399,938
  Book Value Per Share(1)..................     7.61        7.23        6.86        7.50        9.38       10.18       10.23

---------------

(1) Amounts reflect the 450-for-one split of Providence Journal Common Stock, effected as a stock dividend on June 18, 1996.

(2) Operating Cash Flow is defined as segment operating income (loss) plus depreciation and amortization. Operating Cash Flow is used in the broadcasting and newspaper publishing industries to analyze and compare companies on the basis of operating performance, leverage and liquidity. However, Operating Cash Flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

(3) Effective January 1, 1996 and May 1, 1996, Providence Journal obtained a controlling interest in America's Health Network, LLC and AHN Partners, L.P. (together, "AHN") and Television Food Network, G.P. ("TVFN"), respectively. Accordingly, the results of operations of AHN and TVFN have been consolidated, effective January 1, 1996 and May 1, 1996, respectively. See "BUSINESS OF PROVIDENCE JOURNAL -- Providence Journal Management's Discussion and Analysis of Financial Condition and Results of Operations."

(4) On October 5, 1995, Providence Journal disposed of its cable operations and completed the Kelso Buyout (defined below). Results of operations for 1995 include the results of operations of KHC (defined below) since January 1, 1995 with adjustments for consolidation effective October 5, 1995. See "BUSINESS OF PROVIDENCE JOURNAL -- Background; Reorganization."

  Belo Unaudited Pro Forma Combined Condensed Financial Information

     The summary unaudited pro forma combined condensed financial information of Belo, giving effect to the Merger, has been derived from, or prepared on a basis consistent with, the unaudited pro forma combined condensed financial statements included elsewhere in this Joint Proxy Statement/Prospectus, and should be read in conjunction with the historical consolidated financial statements of Belo and Providence Journal, including the respective notes thereto, which are incorporated by reference or are included elsewhere in this Joint Proxy Statement/Prospectus. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" and "UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS." This data is presented for illustrative purposes only and is not necessarily indicative of the combined results of operations or financial position that would have occurred if the Merger had occurred at the beginning of each period presented or on the dates indicated, nor is it necessarily indicative of future operating results or the financial position of Belo after the Merger. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                                                                 NINE MONTHS
                                                                ENDED OR AS OF          YEAR ENDED
                                                                SEPTEMBER 30,          DECEMBER 31,
                                                                     1996                  1995
                                                                --------------         ------------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE
                                                                               DATA)
CONSOLIDATED STATEMENT OF EARNINGS DATA(1)(2):
  Net Operating Revenues:
     Broadcasting...............................................   $  355,005           $  463,296
     Newspaper Publishing.......................................      454,304              537,590
     Programming and Electronic Media...........................       15,376               12,227
                                                                --------------         ------------
          Total Net Operating Revenues..........................      824,685            1,013,113
  Earnings From Operations......................................       71,526               94,740
  Earnings From Continuing Operations After Minority Interest...       12,693                6,211
  Earnings From Continuing Operations After Minority Interest
     Per Common and Common Equivalent Share.....................         0.19                 0.10
OTHER DATA:
  Cash Dividends Declared Per Share(3)..........................   $     0.41           $    0.315
  Operating Cash Flow(1)(4):
     Broadcasting...............................................      133,746              182,227
     Newspaper Publishing.......................................      105,744               91,501
     Programming and Electronic Media...........................      (31,717)             (29,572)
BALANCE SHEET DATA(1)(5):
  Total Assets..................................................   $3,195,598
  Long-Term Debt................................................    1,339,405
  Shareholders' Equity..........................................    1,213,872
  Book Value Per Share..........................................        19.78

---------------

(1) The pro forma combined condensed financial data reflects the Merger and the following transactions, in each case as if such transactions had occurred at the beginning of the periods presented:

     (a) Issuance of 25,391,000 shares of Belo Series A Common Stock at an assumed price of $34.75 per share and the payment of $587,000,000 in cash to acquire all of the issued and outstanding shares of Providence Journal Common Stock;

     (b) Assumed divestiture, following the Merger, of KIRO-TV as required by FCC regulations;

     (c) Acquisition by Providence Journal of controlling interests in KHC, AHN and TVFN prior to execution of the Merger Agreement;

(2) The Pro Forma Combined Condensed Statements of Operations include historical stock-based compensation expense of Providence Journal ($14.9 million and $2.4 million for the nine months ended September 30, 1996 and the year ended December 31, 1995, respectively). The underlying compensation plans will be settled and terminated prior to the Merger; therefore, there will be no such expense from these plans in future periods. Belo believes that synergies from the Merger could result in other cost savings, including an estimated reduction in corporate expenses of approximately $8 million on an annual basis, primarily due to the elimination of duplicate corporate staff positions after the Merger. The full extent of such savings are not currently quantifiable.

(3) Pro forma cash dividends per share are assumed to be the same as those historically declared by Belo. However, any decision to increase or decrease the cash dividend per share is at the discretion of the Belo Board, subject to restrictions that may be imposed by law or contract.

(4) Operating Cash Flow is defined as segment earnings from operations plus depreciation and amortization. Operating Cash Flow is used in the broadcasting and newspaper publishing industries to analyze and compare companies on the basis of operating performance, leverage and liquidity. However, Operating Cash Flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

(5) The pro forma balance sheet data also reflects the repurchase by Belo of 8,322,000 shares of Belo Series A Common Stock, subsequent to September 30, 1996, for approximately $306,146,000, using borrowings under its revolving credit facility.

                           COMPARATIVE PER SHARE DATA

     Set forth below are historical earnings per share, cash dividends per share and book value per share data of Belo and Providence Journal, unaudited pro forma combined per share data of Belo and unaudited pro forma equivalent per share data of Providence Journal. The data set forth below are based on and should be read in conjunction with the Belo and Providence Journal audited consolidated financial statements and unaudited interim consolidated financial statements, including the notes thereto, which are incorporated by reference or included elsewhere in this Joint Proxy Statement/Prospectus. The data should also be read in conjunction with the unaudited pro forma combined condensed financial statements, including the notes thereto, included elsewhere in this Joint Proxy Statement/Prospectus. This data is presented for illustrative purposes only and is not necessarily indicative of the combined results of operations or financial position that would have occurred if the Merger had occurred at the beginning of each period presented or on the dates indicated, nor is it necessarily indicative of future operating results or the financial position of Belo after the Merger. See "UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS."

                                                          BELO                      PROVIDENCE JOURNAL
                                              -----------------------------    -----------------------------
                                               NINE MONTHS                      NINE MONTHS
                                                  ENDED         YEAR ENDED         ENDED         YEAR ENDED
                                                OR AS OF         OR AS OF        OR AS OF         OR AS OF
                                              SEPTEMBER 30,    DECEMBER 31,    SEPTEMBER 30,    DECEMBER 31,
                                                  1996             1995            1996             1995
                                              -------------    ------------    -------------    ------------
HISTORICAL:
  Earnings (Loss) From Continuing Operations
     After Minority Interest Per Common and
     Common Equivalent Share..................    $  1.36        $   1.68          $(0.49)         $(0.20)
  Cash Dividends Declared Per Share...........       0.41           0.315            0.25            0.25
  Book Value Per Share(1).....................      14.39           10.16          $ 7.61          $ 6.86

                                                                                NINE MONTHS
                                                                               ENDED OR AS OF      YEAR ENDED
                                                                               SEPTEMBER 30,      DECEMBER 31,
                                                                                   1996               1995
                                                                               --------------     ------------
                                                                                        (UNAUDITED)
PRO FORMA COMBINED(2)(3):
  Earnings From Continuing Operations After Minority Interest
     Per Common and Common Equivalent Share...................................     $ 0.19          $ 0.10
  Cash Dividends Declared Per Share(4)........................................       0.41           0.315
  Book Value Per Share(5).....................................................      19.78
PROVIDENCE JOURNAL PRO FORMA EQUIVALENTS(6):
  Earnings From Continuing Operations After Minority Interest
     Per Common and Common Equivalent Share...................................     $ 0.10          $ 0.05
  Cash Dividends Declared Per Share...........................................       0.22            0.17
  Book Value Per Share........................................................      10.55              --

---------------

(1) In May 1996, Belo completed an offering of 5,750,000 shares of Belo Series A Common Stock for net proceeds of approximately $198,500,000. In June 1996, Providence Journal completed an offering of 8,643,750 shares of its Class A Common Stock for net proceeds of approximately $121,300,000. In each case, the proceeds were used to pay down debt.

(2) The pro forma combined per share data reflects the Merger and the following transactions, in each case as if such transactions had occurred at the beginning of the periods presented:

     (a) Issuance of 25,391,000 shares of Belo Series A Common Stock at an assumed price of $34.75 per share and the payment of $587,000,000 in cash to acquire all of the issued and outstanding shares of Providence Journal Common Stock;

     (b) Assumed divestiture, following the Merger, of KIRO-TV as required by FCC regulations;

     (c) Acquisition by Providence Journal of controlling interests in KHC, AHN and TVFN prior to execution of the Merger Agreement;

(3) The Pro Forma Combined Condensed Statements of Operations include historical stock-based compensation expense of Providence Journal ($14.9 million and $2.4 million for the nine months ended September 30, 1996 and the year ended December 31, 1995, respectively). The underlying compensation plans will be settled and terminated prior to the Merger; therefore, there will be no such expense from these plans in future periods. Belo believes that synergies from the Merger could result in other cost savings, including an estimated reduction in corporate expenses of approximately $8 million on an annual basis, primarily due to the elimination of duplicate corporate staff positions after the Merger. The full extent of such savings are not currently quantifiable.

(4) Pro forma cash dividends per share are assumed to be the same as those historically declared by Belo. However, any decision to increase or decrease the cash dividend per share is at the discretion of the Belo Board, subject to restrictions that may be imposed by law or contract. Providence Journal has no intention of paying cash dividends on the Providence Journal Common Stock for the foreseeable future.

(5) Book value per share also reflects the repurchase by Belo of 8,322,000 shares of Belo Series A Common Stock, subsequent to September 30, 1996, for approximately $306,146,000, using borrowings under its revolving credit facility.

(6) Providence Journal pro forma equivalents represent the unaudited pro forma combined earnings per share, cash dividends per share and book value per share calculated on the basis of a 0.5333 to 1.00 exchange ratio (does not include the cash consideration assumed received of $12.33 per share).

COMPARATIVE MARKET PRICES AND DIVIDENDS

     Belo Series A Common Stock is listed on the NYSE under the symbol BLC. Providence Journal Class A Common Stock is listed on the NYSE under the symbol PRJ. Neither the Belo Series B Common Stock nor the Providence Journal Class B Common Stock is publicly traded. The table below sets forth, for the calendar quarters indicated, the high and low sales prices of Belo Series A Common Stock and Providence Journal Class A Common Stock as reported on the NYSE Composite Tape, in each case based on published financial sources, and the dividends declared on such stock. Belo Series A Common Stock market prices and dividends and Providence Journal Class A Common Stock dividends have been adjusted for a two-for-one stock split effected as a stock dividend on June 9, 1995, in the case of Belo, and a 450-for-one stock split effective June 18, 1996, in the case of Providence Journal. Providence Journal Class A Common Stock was not publicly traded until the completion of its initial public offering on June 24, 1996.

                                                  BELO SERIES A                PROVIDENCE JOURNAL
                                                  COMMON STOCK                CLASS A COMMON STOCK
                                          -----------------------------   -----------------------------
                                           HIGH       LOW     DIVIDENDS    HIGH       LOW     DIVIDENDS
                                          -------   -------   ---------   -------   -------   ---------
1994
  First Quarter.......................... $27 1/2   $23 7/8    $ 0.075         --        --    $0.0636
  Second Quarter.........................  253/16    219/16      0.075         --        --     0.0636
  Third Quarter..........................  26 1/8   2111/16      0.075         --        --     0.0636
  Fourth Quarter.........................  28 5/8    23 3/4      0.075         --        --     0.0636
1995
  First Quarter..........................  30 1/4   2713/16      0.075         --        --     0.0636
  Second Quarter.........................  32 5/8    283/16       0.08         --        --     0.0636
  Third Quarter..........................  36 3/4    29           0.08         --        --     0.0636
  Fourth Quarter.........................  36 3/4    32 1/2       0.08         --        --     0.0636
1996
  First Quarter..........................  37 3/8    31           0.08         --        --     0.0636
  Second Quarter.........................  39 7/8    32 5/8       0.11     16 1/4    15 1/4     0.1907
  Third Quarter..........................  41 3/4    33 5/8       0.11     29 7/8    14 1/2         --
  Fourth Quarter.........................  40        33 3/4       0.11     32 1/2    29 1/8         --
1997
  First Quarter (through January 3,
     1997)...............................  35        33 1/4         --     30 1/4    29 5/8         --

     On September 25, 1996, the last full trading day preceding public announcement of the proposed Merger, the closing price per share of Belo Series A Common Stock on the NYSE (as reported in The Wall Street Journal) was $37.88 and the closing price per share of Providence Journal Class A Common Stock on the NYSE Composite Tape was $20.375. On January 3, 1997, the most recent practicable date prior to the printing of this Joint Proxy Statement/Prospectus, the closing price per share of Belo Series A Common Stock on the NYSE (as reported in The Wall Street Journal) was $33.88 and the closing price per share of Providence Journal Class A Common Stock on the NYSE (as reported in The Wall Street Journal) was

$29.75. In September 1996, the Belo Board increased Belo's current stock repurchase authorization from 3,600,000 shares to 13,600,000 shares. In addition, Belo has in place a repurchase program authorizing the purchase of up to $2,500,000 of Belo stock annually. As of September 30, 1996, no shares had been repurchased in 1996. Belo repurchased 8,322,000 shares of Belo Series A Common Stock for an aggregate cost of approximately $306,146,000 from October 1, 1996 through January 3, 1997, funded through borrowings under its revolving credit facility. See "COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION."

     Belo and Providence Journal stockholders are urged to obtain current market quotations for the Belo Series A Common Stock and Providence Journal Class A Common Stock prior to making any decision with respect to the Belo Proposal and Providence Journal Proposal, respectively, and as to Providence Journal stockholders, prior to making their election as to the type of Merger Consideration they wish to receive.

     Historically, Belo has paid a quarterly cash dividend to holders of Belo Common Stock. For the fourth quarter of 1996, the quarterly dividend paid was $0.11 per share of Belo Common Stock. However, the payment of future dividends on Belo Common Stock, if any, will be a business decision to be made by the Belo Board from time to time based upon the results of operations and financial condition of Belo and such other factors as the Belo Board considers relevant. See "COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION."

LISTING OF BELO SERIES A COMMON STOCK

     Belo will apply for the listing of Belo Series A Common Stock to be issued in the Merger on the NYSE, and such shares will trade on such exchange upon official notice of issuance under the symbol BLC. It is a condition to consummation of the Merger that the shares of Belo Series A Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance. See "THE MERGER -- Stock Exchange Listing; Delisting of Providence Journal Class A Common Stock."

STOCKHOLDERS AGREEMENTS

     Concurrently with or shortly after the execution and delivery by Belo and Providence Journal of the Merger Agreement, certain officers and directors of Providence Journal and certain officers and directors of Belo entered into stockholders agreements with Belo and Providence Journal, respectively, relating to their shares owned directly in their individual capacities of Providence Journal Common Stock and Belo Common Stock, respectively. Pursuant to these agreements, among other matters, such officers and directors of Providence Journal have agreed to vote their shares of Providence Journal Common Stock in favor of the Providence Journal Proposal and such officers and directors of Belo have agreed to vote their shares of Belo Common Stock in favor of the Belo Proposal. These agreements cover approximately 13.8% and 16.6% of the issued and outstanding shares of Providence Journal Class A Common Stock and Providence Journal Class B Common Stock, respectively (or approximately 15.9% of the total voting power of the shares of Providence Journal Common Stock outstanding on the Providence Journal Record Date), and approximately 8.6% and 39.5% of the issued and outstanding shares of Belo Series A Common Stock and Belo Series B Common Stock, respectively (or approximately 32.5% of the total voting power of the shares of Belo Common Stock outstanding on the Belo Record Date). In addition, certain Providence Journal stockholders, controlling in the aggregate approximately 6.2% of the total voting power of the outstanding shares of Providence Journal Common Stock, have entered into certain stockholder agreements with Belo agreeing to vote their shares in favor of the Providence Journal Proposal. See "THE MERGER AGREEMENT -- Stockholders Agreements."

                                  RISK FACTORS

     The following risk factors should be considered by Belo stockholders and Providence Journal stockholders in evaluating whether to approve the Belo Proposal and the Providence Journal Proposal, respectively. These factors should be considered in conjunction with the other information included and incorporated by reference in this Joint Proxy Statement/Prospectus. See "THE MERGER -- Cautionary Statement Concerning Forward-Looking Statements."

RISK FACTORS APPLICABLE TO PROVIDENCE JOURNAL

     Losses from Continuing Operations. Providence Journal experienced losses from continuing operations of $16.3 million, $23.2 million and $5.0 million in 1993, 1994 and 1995, respectively, and $3.5 million and $26.9 million for the nine months ended September 30, 1995 and 1996, respectively. These losses include certain newspaper consolidation and restructuring costs as well as certain non-cash charges attributable to amortization of intangibles resulting from the acquisition of its television broadcast stations, costs associated with stock-based compensation expense and equity in losses from its affiliated companies. Providence Journal expects to incur losses from continuing operations during the next few years primarily due to amortization charges attributable to its acquisitions and costs associated with the development of its programming and electronic media business.

     Indemnification and Tax Liabilities. The Agreement and Plan of Merger, dated as of November 18, 1994, as amended and restated as of August 1, 1995 (the "Continental Merger Agreement"), by and among Continental Cablevision, Inc. ("Continental"), Providence Journal Company, a Rhode Island corporation ("Old PJC"), Providence Journal, King Holding Corp. ("KHC") and King Broadcasting Company ("KBC") provides that Providence Journal will, with certain exceptions, hold Continental, as successor by merger to Old PJC, harmless from all of Old PJC's liabilities arising from its non-cable businesses. Providence Journal's indemnification obligations include responsibility for all Federal and state income tax liabilities of Old PJC and its subsidiaries for periods ending on or before the closing of the transactions contemplated by the Continental Merger Agreement (the "Continental Closing Date"), including any income tax liabilities resulting from the failure of the Spin-Off (defined below) and the Continental Merger (defined below) to qualify as tax free under Sections 355 and 368 of the Code, unless such failure to qualify is attributable to certain actions by Continental taken without the consent of Providence Journal. See "THE MERGER -- Certain Federal Income Tax Consequences -- Effects on the Spin-Off" and "BUSINESS OF PROVIDENCE JOURNAL -- Background; Reorganization."
     The above-described liabilities will be assumed by Belo Holdings by virtue of the Merger.

     Risks Associated with New Business. Providence Journal has invested approximately $106.6 million through September 30, 1996 in start-up cable network business ventures, including the Television Food Network and America's Health Network. These ventures involve the considerable risks frequently encountered in the establishment of a new business in an evolving industry characterized by new market entrants, intense competition, new and rapidly changing technology and new marketing concepts. In addition, these ventures are highly dependent upon the negotiation of contracts with cable television multi-system operators for distribution of network programming in an environment which is currently characterized by a scarcity of channel capacity. Providence Journal believes that substantial additional funding will be necessary to finance expected operating losses of these businesses through at least 1997.

     Belo is currently evaluating alternatives that may be available to Belo following consummation of the Merger to reduce the impact that the continuing cash needs and operating losses of the three cable network business ventures would have on Belo's operating performance. These alternatives may include external debt or equity financing from new or existing strategic or financial investors and potential joint venture partners, as well as possible divestiture of part or all of Providence Journal's interests in one or more of these ventures. No commitments or agreements have been entered into for any such transaction, and no assurance can be given that Belo's efforts in this regard will be successful.

     Reliance on NBC Television Network. Providence Journal owns five television broadcast stations affiliated with National Broadcasting Company Incorporated ("NBC"). Since a majority of Providence Journal's television stations are currently affiliated with NBC and a substantial portion of Providence Journal's 1995 revenues was derived from such stations, a material decline in NBC's ratings or the termination or non-renewal of Providence Journal's network affiliation agreements with NBC could have an adverse effect on Providence Journal. See "BUSINESS OF PROVIDENCE JOURNAL -- Broadcasting" and "THE
MERGER -- Regulatory Approvals -- License Grant and Renewal."

     Newspaper Circulation. Providence Journal's daily newspaper, the Providence Journal-Bulletin, has experienced a steady decline in circulation from 1990 to 1995, attributable to a number of factors, including increased prices, a lackluster economy and, more recently, the consolidation of Providence Journal's morning and afternoon newspapers. While in recent years Providence Journal has been able to offset the effect on revenues of this decline with periodic price increases, there can be no assurance that Providence Journal will be able to continue to raise prices sufficiently to offset any future declines in circulation.

     Uncertainty as to Market Price of Providence Journal Class A Common Stock. If the Merger is not consummated, the Providence Journal Class A Common Stock will continue to be publicly traded. The market price of the Providence Journal Class A Common Stock may fluctuate significantly based on a number of factors, including actual or anticipated business performance, investor perceptions of Providence Journal and the television broadcasting and newspaper industries generally, announcements by Providence Journal, possible future changes in regulation of the television broadcast industry and general economic and market conditions. There can be no assurance that shares of Providence Journal Class A Common Stock will trade at current prices or prices at which such shares have traded in the past.

RISK FACTORS APPLICABLE TO EACH OF BELO AND PROVIDENCE JOURNAL AND TO BELO FOLLOWING THE MERGER

     Reliance on Network Programming; Dependence on Network Affiliation. Of Providence Journal's nine owned television broadcast stations, five are affiliated with NBC, two with the Fox Broadcasting Network ("Fox"), one with American Broadcasting Company ("ABC") and one with CBS, Inc. ("CBS") (collectively, the "Providence Journal Stations"). Of Belo's seven television broadcast stations, three are affiliated with ABC, three with CBS and one with United Paramount Network ("UPN") (collectively, the "Belo Stations"). The television viewership levels for each of the Providence Journal Stations and the Belo Stations are materially dependent upon programming provided by the network with which each station is affiliated. There can be no assurance that such programming will achieve or maintain satisfactory viewership levels in the future. Each of the Providence Journal Stations and Belo Stations is a party to a network affiliation agreement giving such station the right to rebroadcast programs transmitted by the network (in the case of Providence Journal, a "Providence Journal Network Agreement"). The Providence Journal Network Agreement for each of Providence Journal's NBC affiliated stations expires in 2001 (except for the affiliation agreement for KHNL-TV (Honolulu) which expires in 2002), while such agreements for each of Providence Journal's ABC, CBS and Fox affiliated stations expire in 2000, 1998 and 1998, respectively. The affiliation agreements for each of Belo's ABC and CBS affiliated stations expire in 2004 and 2011, respectively. The affiliation agreement for KIRO-TV, Belo's UPN affiliated station, expires in 1998. Final documentation of Belo's current affiliation agreements with ABC has not been completed, although Belo is receiving its increased compensation under such agreements. Each network has the right to terminate its respective affiliation agreement in the event of a material breach of such agreement by a station and in certain other circumstances. Although Providence Journal and Belo expect to continue to be able to renew their respective network affiliation agreements, no assurance can be given that such renewals will be obtained. The non-renewal or termination of one or more of such stations' network affiliation agreements could have a material adverse effect on Providence Journal's, Belo's or, after the Merger, the combined company's results of operations. See "THE MERGER -- Regulatory Approvals -- License Grant and Renewal."

     Dependence on Advertising Revenues; Effect of Economic Conditions. Since Belo and Providence Journal are significantly dependent upon sales of advertising for their revenues (approximately 85% of Providence Journal's and 93% of Belo's revenues during 1995), operating results of Belo, Providence Journal and, after the Merger, the combined company are and will be affected by the national economy as well as by regional economic conditions in each of the markets in which they operate. As a result, Providence Journal's, Belo's and, after the Merger, the combined company's results of operations are highly dependent on the economies in these geographic regions, particularly as they may affect advertising expenditures and, to a lesser extent, circulation of their respective newspapers.

     Television Industry Competition and Technology. The television broadcast industry is highly competitive. Some of the stations which compete with the Belo Stations or Providence Journal Stations are subsidiaries of large national or regional companies that have greater resources, including financial resources, than Belo, Providence Journal or Belo and Providence Journal combined. Technological innovation, and the resulting proliferation of programming alternatives such as cable, direct satellite-to-home services and home video rentals have fractionalized television viewing audiences and subjected television broadcast stations to new types of competition. Over the past decade, cable television has captured an increasing market share, while the overall viewership of the major networks has generally declined. In addition, the expansion of cable television and other industry changes have increased, and may continue to increase, competitive demand for programming. Such increased demand, together with rising production costs, may in the future increase Providence Journal's, Belo's or, after the Merger, the combined company's programming costs or impair their ability to acquire programming. In addition, new television networks such as UPN and Warner Brothers Network ("WB"), have created additional competition. The FCC has proposed the adoption of rules for implementing advanced (including high-definition) television ("ATV") service in the United States. Implementation of ATV is expected to improve the technical quality of television. Under certain circumstances, however, conversion to ATV operations may reduce a station's geographical coverage area. Implementation of ATV is expected to impose additional costs on television stations providing the new service, due to increased equipment costs and possible spectrum-related fees. Some leaders in Congress have proposed various plans that might require broadcasters to bid at auction for ATV channels, or which might require that the current conventional channels be returned to the government on an expedited schedule. While Belo and Providence Journal believe the FCC will eventually authorize the implementation of ATV, they cannot predict when such authorization might occur or whether an auction might be required, the implementation costs of ATV or the effect such authorization might have on their respective businesses or, after the Merger, the business of the combined company. See "SIGNIFICANT REGULATIONS APPLICABLE TO BROADCASTING SERVICES."

     In addition to competing with other media outlets for audience share, the Belo Stations and the Providence Journal Stations also compete for advertising revenue, their primary source of revenue. The stations compete for such advertising revenue with other television stations in their respective markets, as well as with other advertising media, such as newspapers, radio stations, magazines, outdoor advertising, transit advertising, yellow page directories, direct mail and local cable systems. The stations are located in highly competitive markets. Accordingly, Belo's, Providence Journal's and, after the Merger, the combined company's results of operations will be dependent upon the ability of each of their stations to compete successfully for advertising revenue in its market, and there can be no assurance that any one of their respective stations will be able to maintain or increase its current audience share or revenue share. To the extent that certain of Belo's or Providence Journal's competitors have, or may in the future obtain, greater resources than Belo, Providence Journal or, after the Merger, the combined company, their ability to compete successfully in their respective broadcasting markets after the Merger may be impeded.

     Newsprint Cost. Newsprint is a major component of expense of the publishing business of both Belo and Providence Journal. In recent years, newsprint prices have fluctuated based on global supply and demand forces. Newsprint prices escalated throughout 1995, but have steadily declined since the second quarter of 1996. Future price increases could have an adverse effect on Belo's and Providence Journal's and, after the Merger, the combined company's results of operations. Following the Merger, Belo expects that a greater percentage of its total consolidated revenues will be derived from newspaper publishing than is currently the case for Providence Journal.

     Regulatory Matters. Providence Journal's and Belo's television operations are subject to significant regulation by the FCC under the Communications Act, most recently amended by the Telecommunications Act of 1996 (the "Telecommunications Act"). Approval of the FCC is required for the issuance, renewal and transfer of television station operating licenses. In particular, Providence Journal's and Belo's businesses are dependent upon their continuing to hold broadcasting licenses from the FCC. License renewals filed after 1996 will be customarily granted for terms of eight years. While broadcast licenses are typically renewed by the FCC, there can be no assurance that Providence Journal's and Belo's licenses or the licenses of the owner-operators of the four television broadcast stations to which Providence Journal provides or will provide programming and marketing services under local marketing agreements ("LMAs") will be renewed at their expiration dates, or, if renewed, that the renewal terms will be for eight-year periods. The non-renewal or revocation of one or more of Providence Journal's or Belo's FCC licenses could have a material adverse effect on their respective operations or the operations of the combined company following the Merger. LMAs may also be subject to further regulation by the FCC. The Telecommunications Act grandfathers existing LMAs and permits future LMAs that are in compliance with FCC rules. The FCC is considering the adoption of new restrictions on television LMAs, including the treatment of an LMA as an "attributable" interest (and therefore subject to various multiple ownership restrictions) in the future. Further, the Communications Act and FCC rules restrict alien ownership and voting of the capital stock of, and participation in the affairs of, Providence Journal and Belo. See "SIGNIFICANT REGULATIONS APPLICABLE TO BROADCASTING SERVICES, PROGRAMMING AND ELECTRONIC MEDIA."

     The United States Congress and the FCC currently have under consideration, and may in the future adopt, new laws, regulations and policies regarding a wide variety of matters which could, directly or indirectly, materially adversely affect the operation and ownership of Providence Journal's and Belo's broadcast properties. The FCC has not yet fully implemented the Telecommunications Act. Belo and Providence Journal are unable to predict the outcome of future Federal legislation or the impact of any such laws or regulations on its operations. See "SIGNIFICANT REGULATIONS APPLICABLE TO BROADCASTING SERVICES, PROGRAMMING AND ELECTRONIC MEDIA."

RISK FACTORS APPLICABLE TO THE MERGER

     Uncertainty as to Market Price of Belo Series A Common Stock. Because the number of shares of Belo Series A Common Stock to be issued in the Merger is fixed (i.e., will not be adjusted to reflect changes in the relative prices of the Providence Journal Class A Common Stock and the Belo Series A Common Stock between the date of the Merger Agreement and the Effective Time) and because the market price of Belo Series A Common Stock is subject to fluctuation, the market value of the shares of Belo Series A Common Stock that holders of Providence Journal Common Stock may receive in the Merger, and therefore the value of the Aggregate Merger Consideration, may increase or decrease prior to and following the Merger. There can be no assurance that at or after the Effective Time the shares of Belo Series A Common Stock will trade at or near the price upon which the Exchange Ratio is based or the prices at which such shares have traded in the past. The prices at which shares of Belo Series A Common Stock trade may be influenced by many factors, including the liquidity of Belo Series A Common Stock, the dilutive effect of the Belo Series A Common Stock issued in the Merger, investor perceptions of Belo and the newspaper and television broadcasting industries, Belo's operating results, Belo's dividend policy, possible future changes in regulation of the television broadcasting industry and general economic and market conditions. A significant portion of the Aggregate Merger Consideration will be paid in shares of Belo Series A Common Stock.

     Substantial Increase in Outstanding Shares of Belo Series A Common Stock; Voting Power; and Dilution. As a result of the Merger, Belo will issue a maximum of 25,600,000 shares of Belo Series A Common Stock. Accordingly, if the Merger had been consummated on January 3, 1997, the former Providence Journal stockholders would have owned approximately 40% of the outstanding shares of Belo Common Stock and the holders of Belo Common Stock immediately prior to the Merger will own approximately 60% of the outstanding shares of Belo Common Stock. However, each share of Belo Series A Common Stock (including the shares issued to former holders of Providence Journal Class B Common Stock) has one vote on all matters submitted to a vote of the holders of Belo Common Stock, whereas each share of Belo Series B Common Stock has ten votes. Therefore, as of January 3, 1997, the shares of Belo Series A Common Stock issued to the former Providence Journal stockholders in the Merger would have represented only approximately 18% of the voting power represented by all outstanding shares of Belo Common Stock immediately after the Effective

Time. The Merger will be dilutive to Belo's earnings primarily due to the amortization of intangible assets resulting therefrom and start-up losses from early stage cable programming investments. See "COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION."

     Risks Associated with Belo's Expansion; Integration of the Combined Companies; Significant Uncertainties. Upon consummation of the Merger, Belo will experience significant expansion, including expansion into nine new markets in which Belo does not presently operate. As a result, Belo's management will be required to manage a substantially larger television station and newspaper group than historically has been the case. There can be no assurance that Belo will be able to implement effectively the organizational and operational systems necessary for optimal management and integration of its newly expanded portfolio of television stations, newspapers and cable and satellite networks. In addition, the managements of Belo and Providence Journal are performing an ongoing evaluation regarding the nature and scope of their operations and various short- and long-term strategic considerations in the process of assessing whether, and to what extent, integration, consolidation or other modification of the two separate businesses is appropriate following the Merger. Many operational and strategic decisions with respect to the combined companies have not yet been made. Significant uncertainties and risks relating to the Merger and the integration of the companies' operations may exist and therefore it is difficult to quantify with precision the impact of such decisions on the results of operations and financial condition of the combined companies.

     Uncertainty of Composition of Merger Consideration. Because the aggregate number of shares of Belo Series A Common Stock to be issued in the Merger and the aggregate amount of cash to be paid in the Merger are fixed, and the Merger Agreement contains certain allocation and proration provisions to be applied in the event there are either too many Cash Election Shares or Stock Election Shares, Providence Journal stockholders making Cash Elections or Stock Elections may not receive all cash or all stock as elected. See "SUMMARY -- The Merger Agreement" and "THE MERGER AGREEMENT -- Merger Consideration -- Allocation and Proration."

     Certain Federal Income Tax Consequences. A holder of shares of Providence Journal Common Stock receiving a combination of shares of Belo Series A Common Stock and cash in the Merger would be required to recognize any gain realized on such exchange to the extent of the amount of cash received, but would not be permitted to recognize any loss realized on such exchange. A holder of shares of Providence Journal Common Stock receiving only cash in the Merger would be required to recognize any gain realized on such exchange and, depending on the particular circumstances of such holder, likely would be permitted to recognize any loss realized. In either case, any gain recognized may be treated as a dividend. See "THE MERGER -- Certain Federal Income Tax Consequences."

                              THE SPECIAL MEETINGS

     This Joint Proxy Statement/Prospectus is furnished in connection with the solicitation of proxies (i) from the holders of Belo Common Stock by the Belo Board for use at the Belo Stockholders Meeting and (ii) from the holders of Providence Journal Common Stock by the Providence Journal Board for use at the Providence Journal Stockholders Meeting.

TIMES AND PLACES; PURPOSES

     Belo. The Belo Stockholders Meeting will be held in the lobby of The Belo Building at 400 South Record Street, Dallas, Texas 75202, on February 19, 1997, starting at 10:00 a.m., local time. At the Belo Stockholders Meeting, the stockholders of Belo will be asked to consider and vote upon the Belo Proposal and such other matters as may properly come before the Belo Stockholders Meeting. A copy of the Merger Agreement is included as Appendix A to this Joint Proxy Statement/Prospectus.

     Providence Journal. The Providence Journal Stockholders Meeting will be held at the offices of Providence Journal, 75 Fountain Street, Providence, Rhode Island 02902, on February 19, 1997, starting at 4 p.m., local time. At the Providence Journal Stockholders Meeting, the stockholders of Providence Journal will be asked to consider and vote upon the Providence Journal Proposal and such other matters as may properly come before the Providence Journal Stockholders Meeting. A copy of the Merger Agreement is included as Appendix A to this Joint Proxy Statement/Prospectus.

VOTING RIGHTS; VOTES REQUIRED FOR APPROVAL

     Belo. The Belo Board has fixed the close of business on December 27, 1996, as the Belo Record Date. Only holders of record of shares of Belo Common Stock on the Belo Record Date are entitled to notice of and to vote at the Belo Stockholders Meeting and any adjournments or postponements thereof. As of the Belo Record Date, there were 27,083,150 shares of Belo Series A Common Stock outstanding and entitled to vote at the Belo Stockholders Meeting held by approximately 677 stockholders of record and 9,168,908 shares of Belo Series B Common Stock outstanding and entitled to vote at the Belo Stockholders Meeting held by approximately 521 stockholders of record.

     Each holder of record, as of the Belo Record Date, of Belo Common Stock is entitled to vote in accordance with the terms of Belo's Certificate of Incorporation, as amended (the "Belo Certificate"), which provides that holders of Belo Series A Common Stock will be entitled to one vote per share of Series A Common Stock and holders of Belo Series B Common Stock will be entitled to ten votes per share of Belo Series B Common Stock.

     NYSE rules require that Belo stockholders approve the Belo Proposal because the maximum 25,600,000 shares of Belo Series A Common Stock which could be issued in the Merger constitute greater than 20% of the number of shares of Belo Series A Common Stock outstanding prior to such issuance. Under the Belo Bylaws, the presence, in person or by proxy, of the holders of a majority of the voting power represented by the outstanding shares of Belo Common Stock, but in no event less than one-third of the shares entitled to vote and thus represented at such a meeting, is necessary to constitute a quorum at the Belo Stockholders Meeting. Under NYSE rules, in order to approve the Belo Proposal, the number of votes cast at the Belo Stockholders Meeting must represent more than 50% in interest of the shares of Belo Common Stock entitled to vote thereon. Therefore, assuming compliance with NYSE rules, the affirmative vote of a majority of the voting power of the shares of Belo Common Stock present, in person or by proxy, at the Belo Stockholders Meeting and entitled to vote thereon is required to approve the Belo Proposal.

     As of the Belo Record Date, directors and executive officers of Belo, its subsidiaries and their respective affiliates as a group beneficially owned 2,542,773 shares of Belo Series A Common Stock, or approximately 9.4% of the outstanding shares of Belo Series A Common Stock, and 4,656,804 shares of Belo Series B Common Stock, or approximately 50.8% of the shares of Belo Series B Common Stock, representing in the aggregate 41.4% of the total voting power of the outstanding shares of Belo Common Stock.

     If fewer shares of Belo Common Stock are voted in favor of the Belo Proposal than the number required for approval, it is expected that the Belo Stockholders Meeting will be postponed or adjourned for the purpose of allowing additional time for soliciting and obtaining additional proxies or votes, and, at any subsequent reconvening of the Belo Stockholders Meeting, all proxies will be voted in the same manner as such proxies would have been voted at the original convening of the Belo Stockholders Meeting, except for any proxies that have theretofore effectively been revoked or withdrawn.

     Providence Journal. The Providence Journal Board has fixed the close of business on December 27, 1996, as the Providence Journal Record Date. Only holders of record of shares of Providence Journal Common Stock on the Providence Journal Record Date are entitled to notice of and to vote at the Providence Journal Stockholders Meeting and any adjournments or postponements thereof. On the Providence Journal Record Date, there were 27,506,127 shares of Providence Journal Class A Common Stock outstanding and entitled to vote at the Providence Journal Stockholders Meeting held by approximately 411 stockholders of record and 20,109,026 shares of Providence Journal Class B Common Stock outstanding and entitled to vote at the Providence Journal Stockholders Meeting held by approximately 243 stockholders of record.

     Each holder of record, as of the Providence Journal Record Date, of Providence Journal Common Stock is entitled to vote in accordance with the terms of Providence Journal's Certificate of Incorporation (the "Providence Journal Certificate"), which provides that holders of Providence Journal Class A Common Stock will be entitled to one vote per share of Class A Common Stock and holders of Providence Journal Class B Common Stock will be entitled to four votes per share of Class B Common Stock. The presence, in person or by proxy, of the holders of a majority of the voting power represented by the outstanding shares of Providence Journal Common Stock entitled to vote is necessary to constitute a quorum at the Providence Journal Meeting.

     Under the Providence Journal Certificate, the affirmative vote, in person or by proxy, of the holders of a majority of the votes represented by the shares of Providence Journal Common Stock outstanding on the Providence Journal Record Date and entitled to vote on the Providence Journal Proposal is required to approve and adopt the Providence Journal Proposal.

     As of the Providence Journal Record Date, directors and executive officers of Providence Journal, its subsidiaries and their respective affiliates as a group beneficially owned 3,785,065 shares of Providence Journal Class A Common Stock, or approximately 13.8% of the shares of the outstanding Providence Journal Class A Common Stock, and 3,334,950 shares of Providence Journal Class B Common Stock, or approximately 16.6% of the shares of the outstanding Providence Journal Class B Common Stock, representing in the aggregate approximately 15.9% of the total voting power of the outstanding shares of Providence Journal Common Stock.

     If fewer shares of Providence Journal Common Stock are voted in favor of the Providence Journal Proposal than the number required for approval, it is expected that the Providence Journal Stockholders Meeting will be postponed or adjourned for the purpose of allowing additional time for soliciting and obtaining additional proxies or votes, and, at any subsequent reconvening of the Providence Journal Stockholders Meeting, all proxies will be voted in the same manner as such proxies would have been voted at the original convening of the Providence Journal Stockholders Meeting, except for any proxies that have theretofore effectively been revoked or terminated.

PROXIES

     Belo. All shares of Belo Common Stock represented by properly executed proxies received prior to or at the Belo Stockholders Meeting and not revoked, will be voted in accordance with the instructions indicated in such proxies. If no instructions are indicated on a properly executed returned proxy, such proxy will be voted "FOR" the Belo Proposal. A properly executed proxy marked "ABSTAIN," although counted for purposes of determining whether there is a quorum, will not be voted. In accordance with NYSE rules, brokers and nominees are precluded from exercising their voting discretion on the Belo Proposal and thus, absent specific instructions from the beneficial owner of such shares, are not empowered to vote shares of Belo Common Stock held by them on the Belo Proposal. Therefore, since NYSE rules require that the Belo Proposal be approved in a vote in which the votes cast represent more than 50% of the voting power of the shares of Belo Common Stock entitled to vote thereon, a proxy marked "ABSTAIN" or a broker non-vote could have the effect of a vote against the Belo Proposal if such abstention or non-vote, either alone or with others, is to cause a failure to comply with NYSE rules.

     Providence Journal. All shares of Providence Journal Common Stock represented by properly executed proxies received prior to or at the Providence Journal Stockholders Meeting and not revoked will be voted in accordance with the instructions indicated in such proxies. If no instructions are indicated on a properly executed returned proxy, such proxy will be voted "FOR" the Providence Journal Proposal. A properly executed proxy marked "ABSTAIN," although counted for purposes of determining whether there is a quorum, will not be voted. Accordingly, since the affirmative vote of a majority of the votes represented by the shares of Providence Journal Common Stock outstanding on the Providence Journal Record Date is required for approval of the Providence Journal Proposal, a proxy marked "ABSTAIN" will have the effect of a vote against the Providence Journal Proposal. In accordance with NYSE rules, brokers and nominees are precluded from exercising their voting discretion on the Providence Journal Proposal and thus, absent specific instructions from the beneficial owner of such shares, are not empowered to vote such shares on the Providence Journal Proposal. Therefore, because the affirmative vote of a majority of the votes represented by the shares of Providence Journal Common Stock outstanding on the Providence Journal Record Date is required for approval of the Providence Journal Proposal, a broker non-vote with respect to the Providence

Journal Proposal will have the effect of a vote against the Providence Journal Proposal. Shares represented by broker non-votes will, however, be counted for purposes of determining whether there is a quorum at the Providence Journal Stockholders Meeting.

     General. It is not expected that any matter not referred to herein will be presented for action at either of the Special Meetings. If any other matters are properly brought before the Belo Stockholders Meeting or the Providence Journal Stockholders Meeting and any adjournments or postponements thereof, the persons named in the proxies will have discretion to vote on such matters in accordance with their best judgment. The grant of a proxy will also confer discretionary authority on the persons named in the proxy as proxy appointees to vote in accordance with their best judgment on matters incident to the conduct of the Special Meetings, including (except as stated in the following sentence) postponement or adjournment for the purpose of soliciting additional votes. However, shares represented by proxies that have been voted "AGAINST" the Belo Proposal or the Providence Journal Proposal, as the case may be, will not be used to vote "FOR" postponement or adjournment of the Belo Stockholders Meeting or the Providence Journal Stockholders Meeting, as the case may be, for the purpose of allowing additional time for soliciting additional votes "FOR" the Belo Proposal or the Providence Journal Proposal, as the case may be.

     A Belo or Providence Journal stockholder may revoke his proxy at any time prior to its use by delivering to the Secretary of Belo or the Secretary of Providence Journal, as the case may be, a signed notice of revocation or a later dated signed proxy or by attending the Belo Stockholders Meeting or the Providence Journal Stockholders Meeting, as the case may be, and voting in person. Attendance at the Belo Stockholders Meeting or the Providence Journal Stockholders Meeting will not in itself constitute the revocation of a proxy.

     Belo and Providence Journal will each bear one-half of the cost of mailing this Joint Proxy Statement/Prospectus. The cost of solicitation of proxies will be paid by Belo for the Belo proxies and by Providence Journal for the Providence Journal proxies. In addition to solicitation by mail, proxies may be solicited in person by directors, officers and employees of Belo or Providence Journal, as the case may be, without additional compensation, and by telephone, telegram, facsimile or similar method. Arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries to send proxy material to beneficial owners; and Belo and Providence Journal, as the case may be, will, upon request, reimburse them for their reasonable expenses in so doing. Belo has retained Morrow & Co., Inc. to aid in the solicitation of proxies at a fee of $10,000 plus expenses. Providence Journal has retained Corporate Investor Communications, Inc. to aid in the solicitation of proxies at a fee of $3,500 plus expenses. To the extent necessary in order to ensure sufficient representation at the Belo Stockholders Meeting and the Providence Journal Stockholders Meeting, Belo or Providence Journal, respectively, may request by telephone or telegram the return of proxies. The extent to which this will be necessary depends entirely upon how promptly proxies are returned.

     PROVIDENCE JOURNAL STOCKHOLDERS SHOULD NOT SEND ANY CERTIFICATES REPRESENTING PROVIDENCE JOURNAL COMMON STOCK WITH THE ENCLOSED PROXY CARD. A LETTER OF TRANSMITTAL AND FORM OF ELECTION WILL BE MAILED PRIOR TO THE EFFECTIVE TIME TO EACH PERSON WHO IS A HOLDER OF OUTSTANDING PROVIDENCE JOURNAL COMMON STOCK AS OF THE ELECTION FORM RECORD DATE AND UPON REQUEST TO THE EXCHANGE AGENT, TO EACH PERSON WHO BECOMES A HOLDER OR BENEFICIAL OWNER OF PROVIDENCE JOURNAL COMMON STOCK BETWEEN THE ELECTION FORM RECORD DATE AND THE BUSINESS DAY PRIOR TO THE ELECTION DEADLINE. PROVIDENCE JOURNAL STOCKHOLDERS SHOULD SEND CERTIFICATES REPRESENTING PROVIDENCE JOURNAL COMMON STOCK TO THE EXCHANGE AGENT ONLY AFTER THEY RECEIVE, AND ONLY IN ACCORDANCE WITH, THE INSTRUCTIONS CONTAINED IN THE LETTER OF TRANSMITTAL.

                                   THE MERGER

BACKGROUND

     In March 1996, at an internal meeting of senior management of Belo to discuss a variety of possible strategic acquisitions, one of the issues raised was whether Providence Journal might have any interest in selling any of its television stations. As a result of this discussion, Burl Osborne, an executive officer of Belo, contacted Stephen Hamblett, the Chairman and Chief Executive Officer of Providence Journal, to ask if one or more of Providence Journal's television stations were available for acquisition. Mr. Hamblett responded that Providence Journal's stations were not for sale.

     In the last week of April 1996, at an industry conference attended by members of senior management of Belo and Providence Journal, Mr. Osborne, Mr. Hamblett and Robert W. Decherd, the Chairman, President and Chief Executive Officer of Belo, met and held discussions about the publishing and broadcasting business generally. In these discussions, the possibility of some form of business combination involving Belo and Providence Journal was discussed broadly. The Belo participants in this meeting suggested such a transaction as an alternative to what they understood to be Providence Journal's plans to proceed with an equity offering. The discussions did not involve any financial proposal or analysis or any proposal regarding a possible structure for such a transaction.

     In early May, Providence Journal advised Belo that Providence Journal was not interested in pursuing, and would not participate in, discussions concerning a business combination with Belo. Thereafter, Providence Journal proceeded with its equity offering.

     Following its equity offering, Providence Journal intended to pursue a strategy which included significant growth for its broadcasting business principally through acquisitions and investments. During the Spring and Summer of 1996, senior management of Providence Journal was unable to identify broadcast stations in growth markets which could be acquired at attractive prices. In addition, the broadcast industry began to consolidate at an accelerated pace, causing management to consider whether a broadcast group of Providence Journal's size would be able to compete for programming and network affiliations on favorable terms.

     On the evening of August 19, Providence Journal contacted Belo and, as a result of such contact, it was agreed that a meeting would be set up to explore whether, under then current circumstances, Belo and Providence Journal would be interested in a possible business combination.

     On August 22, Messrs. Decherd, Osborne and other Belo executive officers met with Mr. Hamblett and another executive officer of Providence Journal. At this meeting, the Providence Journal representatives asked the Belo representatives whether Belo might still be interested in a business combination with Providence Journal and a discussion of the desirability of such a transaction took place. The participants at this meeting also discussed Belo's willingness to maintain the independence of the newspaper business of Providence Journal if a business combination of Belo and Providence Journal were to occur. The meeting concluded without any agreements or specific proposals.

     On August 23, Mr. Decherd sent a letter to Mr. Hamblett expressing interest in pursuing merger talks and noting that the issue of valuation was still to be addressed.

     On August 26, Mr. Hamblett called Mr. Decherd to indicate an interest on Providence Journal's part in commencing more detailed discussions.

     On August 27, the parties executed a confidentiality agreement to facilitate diligence efforts by each company.

     On August 28 and 29, the respective chief financial officers of Belo and Providence Journal met to conduct financial diligence in preparation for prospective valuation negotiations concerning a possible merger.

     Between September 3 and 8, the parties and certain of their representatives communicated by telephone regarding a Belo merger proposal in which Providence Journal stockholders would receive shares of Belo stock based on an exchange ratio still under discussion and negotiation. On September 9, the respective chief executive officers of the two companies determined that the parties had reached an impasse over the exchange ratio.

     Over the next several days, representatives of the two companies explored potential solutions to the impasse, including adding a significant cash portion to the proposed merger consideration. These discussions ultimately led to a merger proposal from Belo in which Providence Journal stockholders would receive a combination of cash and Belo stock. On September 13, Messrs. Decherd and Hamblett each determined that this merger proposal was, in principle, acceptable, subject to, among other things, completion of more detailed diligence, successful negotiation of a mutually agreeable definitive merger agreement, and a full presentation to and approval by each company's Board of Directors in consultation with financial and legal advisors.

     From September 16 through September 25, extensive negotiations took place concerning the terms of the definitive merger agreement and additional diligence was conducted.

     On September 23, at a dinner which preceded a September 24 Providence Journal Board meeting, Mr. Decherd made a presentation to the Providence Journal Board members concerning Belo, Belo's rationale for the proposed merger and Belo's operating philosophy for the combined businesses if the proposed merger were to go forward.

     The status of the merger negotiations was discussed at special meetings of the Belo Board on August 30, September 4 and September 17. At another special Belo Board meeting held on September 24, members of senior management of Belo, together with Gibson, Dunn & Crutcher LLP, Belo's legal counsel, and Furman Selz, Belo's financial advisor, reviewed in detail with the Belo Board the status of the merger proposal, including, among other things, financial and valuation analyses of the proposal, a summary of the principal terms of the latest draft of the definitive merger agreement, and a presentation and discussion of Belo's strategic interest in pursuing the merger proposal.

     The Executive Committee of the Providence Journal Board met on August 28 to discuss the possibility of a business combination with Belo and authorized senior management to continue discussions with Belo. The Executive Committee met again on August 30 to keep apprised of the discussions with Belo. The status of the merger negotiations was also discussed at special meetings of the Providence Journal Board on September 2 and September 19 and at the Board's regularly scheduled September 24 meeting. At each of these meetings, members of senior management of Providence Journal, together with Providence Journal's legal advisors, Edwards & Angell and Wachtell, Lipton, Rosen & Katz, and Providence Journal's financial advisor, Bear Stearns, reviewed in detail with the Board the status of the merger negotiations, including among other things, financial and valuation analyses, the strategic alternatives available to Providence Journal (including the possibility of (a) remaining independent (and continuing with no acquisitions, acquisitions of smaller media properties or a "merger of equals"),
(b) selling certain assets or spinning off certain business divisions, or (c) soliciting competing proposals to Belo's proposal), the potential value to the holders of Providence Journal Common Stock of becoming stockholders in the combined company and a summary of the principal terms of the proposed merger.

     On the evening of September 25, Mr. Decherd met with Mr. Hamblett to review and discuss the merger proposal and concluded that all significant issues had been satisfactorily resolved and that the merger proposal would be presented to each Board the next day for final review.

     On September 26, the Belo Board held a special meeting to consider the Merger Agreement. Senior management of Belo, as well as Belo's legal and financial advisors, updated their earlier presentations. In addition, Furman Selz delivered its oral opinion (subsequently confirmed in writing) to the Belo Board that, based upon and subject to the matters set forth in its written opinion, the Aggregate Merger Consideration to be offered in the Merger to holders of Providence Journal Common Stock is fair, from a financial point of view, to the holders of Belo Common Stock. After further discussion and consideration, the Belo Board unanimously approved the Merger Agreement and the transactions contemplated thereby and authorized execution of the Merger Agreement.

     On September 26, the Providence Journal Board held a special meeting to consider the Merger Agreement. Providence Journal's financial advisors updated their earlier presentations and delivered their oral opinion (subsequently confirmed in writing) to the Providence Journal Board that, based upon and subject to the matters set forth in its written opinion, the Merger is fair, from a financial point of view, to the stockholders of Providence Journal. Providence Journal's legal advisors then reviewed the Merger Agreement in detail. After further discussions and consideration, the Providence Journal Board unanimously approved the Merger Agreement and the transactions contemplated thereby and authorized execution of the Merger Agreement.

     The Merger Agreement was executed and announced on September 26, 1996.

     The Aggregate Merger Consideration agreed to by the parties was the result of arm's-length negotiation.

RECOMMENDATION OF BELO BOARD; BELO'S REASONS FOR THE MERGER

     THE BELO BOARD BELIEVES THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, BELO AND ITS STOCKHOLDERS. THE BELO BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE FOR APPROVAL OF THE BELO PROPOSAL.

     In reaching its determination to approve the Merger Agreement and to recommend approval of the Belo Proposal, the Belo Board consulted with Belo management, as well as its legal counsel and financial advisor, and considered a number of factors. The Belo Board considered the nature and scope of the business of Providence Journal, the quality and breadth of its assets, and its financial condition, competitive position and prospects for further development. The Belo Board also considered the following factors (which include all material factors):

          (i) the substantial benefits believed to be available to Belo due to the increase in size of its television broadcasting business resulting from the Merger, including opportunities to improve its operating leverage in the television broadcasting business through the substantial increase in market coverage, thereby enabling Belo to compete more effectively for syndicated programming and to obtain other services and equipment on more favorable terms;

          (ii) the establishment of a well-balanced, diversified group of television network affiliations with ABC, NBC, CBS, Fox and UPN, providing Belo with enhanced nationwide stature, as well as geographic expansion into important television markets in the Southwest and Northwest;

          (iii) the opportunity to add to Belo's publishing business the Providence Journal-Bulletin, a newspaper with a well-deserved reputation for journalistic excellence and a long track record of leadership in its market;

          (iv) the potential opportunity to realize the significant value of Belo's Seattle-Tacoma station (KIRO-TV) through an exchange or other transaction which is expected to result in the acquisition of additional television broadcast assets, while continuing to maintain a presence in the Seattle-Tacoma television market through Providence Journal's station (KING-TV);

          (v) the close and strong cultural fit between the Belo and Providence Journal organizations, each of which believes that it has successfully fostered a strong commitment to excellence in journalism and to community service; Belo believes that the similarity of the two organizations and their operating philosophy should facilitate the post-closing integration of the two companies;

          (vi) the current and prospective environment in which Belo and Providence Journal operate, including competitive conditions and industry consolidations, the impact of regulatory matters on the broadcasting industry and prospects for regulatory change and the related uncertainties, all of which Belo believes favor larger newspaper and television broadcast operations;

          (vii) the Belo Board's belief that, in comparison to other acquisition and investment opportunities that have been available (which were generally smaller opportunities primarily through private negotiation or formal bidding procedures) and may in the future become available to Belo to grow its television broadcasting and newspaper publishing businesses, the Merger offers more potential for promoting Belo stockholder value;

          (viii) the various financial and other presentations by Furman Selz relating to the opinion of Furman Selz that the Aggregate Merger Consideration to be offered in the Merger to holders of Providence Journal Common Stock is fair, from a financial point of view, to the holders of Belo Common Stock (see "-- Fairness Opinions -- Opinion of Belo's Financial Advisor");

          (ix) the structure and the tax treatment of the Merger; and

          (x) the terms of the Merger Agreement.

     Belo management also discussed with the Belo Board, and the Belo Board considered in evaluating the Merger proposal, the following risk factors which were believed by Belo management to be presented by the Merger proposal: (i) the risk that the businesses of Providence Journal would perform significantly below expectations, (ii) the risk that positive market trends, including favorable valuations of television stations, in the television industry in general would turn adverse, and (iii) the risk that the expected benefits of the Merger as described above will not, in the aggregate, be sufficiently realized to offset the substantial dilution resulting from the Merger, which could adversely affect the trading value of Belo Series A Common Stock. The Belo Board concluded that the substantial potential benefits believed to be available to Belo through the Merger clearly outweighed these potential risks.

     In view of the variety of factors considered in connection with its evaluation of the Merger, the Belo Board did not quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination.

     No member of the Belo Board has any interest in the Merger other than as a Belo stockholder.

RECOMMENDATION OF PROVIDENCE JOURNAL BOARD; PROVIDENCE JOURNAL'S REASONS FOR THE MERGER

     THE PROVIDENCE JOURNAL BOARD BELIEVES THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, PROVIDENCE JOURNAL AND ITS STOCKHOLDERS. THE PROVIDENCE JOURNAL BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE FOR APPROVAL OF THE PROVIDENCE JOURNAL PROPOSAL.

     In the course of reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, the Providence Journal Board consulted with its legal advisors regarding the legal terms of the Merger Agreement and the Providence Journal Board's obligations in its consideration thereof, its financial advisor regarding the financial terms and fairness, from a financial point of view, of the Merger to the Providence Journal stockholders and the management of Providence Journal. Set forth below are the material factors, without assigning any relative or specific weights thereto, the Providence Journal Board considered and believed relevant to reaching its determination:

          (i) the Providence Journal Board's familiarity with and review of Providence Journal's business, operations, financial condition and operating results;

          (ii) the Providence Journal Board's familiarity with and review, based in part on the advice of Bear Stearns and Providence Journal management, of Providence Journal's future prospects which indicated to the Providence Journal Board the difficulty for a company the size of Providence Journal to remain competitive and the desirability of expanding newspaper and broadcast television operations (See "-- Fairness Opinions -- Opinion of Providence Journal's Financial Advisor");

          (iii) the current and prospective environment in which Providence Journal and Belo operate, including recent regulatory matters affecting the broadcasting industry, national and local economic conditions, the competitive environment for media generally and the trend toward consolidation in the media industry (all of which the Providence Journal Board believes favors larger corporations with greater financial resources than Providence Journal);

          (iv) the Providence Journal Board's review, based in part on the advice of Bear Stearns and Providence Journal management, of the strategic alternatives available to Providence Journal (including the possibility of (a) remaining independent (and continuing with no acquisitions, acquisitions of smaller media properties or a "merger-of-equals"), (b) selling certain assets or spinning off certain business divisions; or (c) soliciting competing proposals to Belo's proposal), before concluding, for the reasons discussed herein, that the Merger represented the best alternative to enhance stockholder value;

          (v) the historical dividends paid on Providence Journal Common Stock and Belo Common Stock, respectively, and the significant increase in dividends to holders of Providence Journal Common Stock which could result from the Merger and benefit the holders of Providence Journal Common Stock;

          (vi) the various financial presentations by Bear Stearns and the September 26, 1996 written opinion of Bear Stearns that the Merger was fair, from a financial point of view, to the stockholders of Providence Journal thereby providing the Providence Journal Board some assurance that the Aggregate Merger Consideration reflects the anticipated benefits to Providence Journal and its stockholders of the Merger (See "-- Fairness Opinions -- Opinion of Providence Journal's Financial Advisor");

          (vii) the expectation that the majority of the consideration received by the holders of Providence Journal Common Stock would be Belo Series A Common Stock, which receipt would be tax-free (if no other consideration were received) or partially tax-free (to the extent that the amount of gain realized by a holder exceeded the amount of cash received) under the Code, permitting such holders to: (a) avoid in whole or in part the immediate payment of Federal income taxes and (b) allow holders who had planned on holding their Providence Journal Common Stock through death as an estate planning vehicle substantially to achieve that result through participation in a tax-free reorganization;

          (viii) the Providence Journal Board's review, based in part on presentations by Bear Stearns and Providence Journal management, of (a) the business, operations, earnings and financial condition of Belo on both an historical and a prospective basis and (b) the historical market price and potential future value of Belo Series A Common Stock and the possible effect of the Merger on such historical price and potential value and the resulting benefits to the holders of Providence Journal Common Stock;

          (ix) the anticipated cost savings and operating efficiencies available to the combined company;

          (x) the Providence Journal Board's belief that the terms of the Merger Agreement are attractive in that the agreement allows holders of Providence Journal Common Stock to become stockholders in a combined company which would be able to provide such stockholders with the benefits of ownership in a larger, more diversified media company which would (a) rank as the third largest non-network station group in the United States in terms of national audience coverage, (b) have diversified television network affiliate relationships with each of ABC, NBC and CBS, and (c) continue the tradition of journalistic excellence of Providence Journal;

          (xi) the terms and conditions of the Merger Agreement as reviewed by the Providence Journal Board with its legal advisors (including the proposed arrangements with respect to the Belo Board) which the Providence Journal Board believes will ensure the continued journalistic integrity and independence of the Providence Journal-Bulletin following the Closing Date;

          (xii) Belo's stated intention to respect the independence of the Providence Journal-Bulletin by holding the newspaper in a separate operating subsidiary which will continue to have (a) substantially the same Board of Directors as the existing Providence Journal Board which will be charged with determining the overall business philosophy of the Providence Journal-Bulletin and its relationship to the Rhode Island and southeastern Massachusetts community and (b) Mr. Hamblett as Chairman and Chief Executive Officer of such subsidiary and Publisher of the Providence Journal-Bulletin; and

          (xiii) the effect of the Merger on Providence Journal's other constituencies, including its employees and the communities served by the Providence Journal-Bulletin and its various television stations, and other considerations required to be considered pursuant to the Providence Journal Certificate.

     Providence Journal management also discussed with the Providence Journal Board, and the Providence Journal Board considered in evaluating the Merger proposal, the following risk factors which were believed by Providence Journal management to be presented by the Merger proposal: (i) the risk that the combined company would perform significantly below expectations; and (ii) the risk that the positive market trends, including favorable valuations of television stations, in the television industry in general would turn adverse.

     The Providence Journal Board was aware that certain members of Providence Journal management and the Providence Journal Board may be deemed to have certain interests in the Merger that are in addition to their interests as Providence Journal stockholders generally and Providence Journal considered these interests in approving the Merger. Such interests did not weigh either in favor of or against approving the Merger. See "THE MERGER -- Interests of Certain Persons in the Merger."

     If the holders of Providence Journal Common Stock do not approve and adopt the Merger Agreement, or the Merger is not consummated for any other reason, the Providence Journal Board expects to continue to operate Providence Journal as an ongoing business.

FAIRNESS OPINIONS

  Opinion of Belo's Financial Advisor

     Furman Selz was retained by Belo as its financial advisor to assist Belo in the Merger negotiations and to render a fairness opinion in respect of the Merger because of Furman Selz's familiarity with Belo and Belo's component businesses and Furman Selz's qualifications and expertise in providing advice to companies in the media industries, as well as its reputation as an internationally recognized investment banking firm. Belo had previously retained Furman Selz to perform general strategic and financial advisory services. Pursuant to a letter agreement dated September 24, 1996, the maximum fee payable to Furman Selz for its role as Belo's financial advisor is $8,000,000.

     At the request of Belo, on September 26, 1996, Furman Selz delivered an oral opinion to the Belo Board, which was subsequently confirmed in writing, that, based upon and subject to the matters set forth in its written opinion, as of such date, the Aggregate Merger Consideration to be paid in the Merger to the holders of Providence Journal Common Stock was fair, from a financial point of view, to the holders of Belo Common Stock. On January 6, 1997, Furman Selz updated its written opinion. Furman Selz's analyses did not differ from each other in any material respect. The full text of the written opinion of Furman Selz, dated as of January 6, 1997, is set forth as Appendix B to this Joint Proxy Statement/Prospectus and describes the assumptions made, matters considered and limits on the review undertaken. Belo stockholders are urged to read the opinion in its entirety.

     Furman Selz's opinion addresses only the fairness of the Aggregate Merger Consideration to be offered in the Merger, from a financial point of view, to the stockholders of Belo and does not constitute a recommendation to any stockholder of Belo or Providence Journal as to how such stockholder should vote with respect to the approval of the Belo Proposal. Such opinion is not directed to Providence Journal stockholders and, therefore, does not address whether the Aggregate Merger Consideration to be offered in the Merger to the holders of Providence Journal Common Stock is fair to Providence Journal or its stockholders. The consideration to be received by Providence Journal stockholders as a result of the Merger was determined by negotiation between Providence Journal and Belo.

     In connection with rendering its opinion dated as of January 6, 1997, Furman Selz: (i) reviewed the Merger Agreement and certain related documents and the financial terms of the Merger set forth therein; (ii) reviewed the Providence Journal Annual Report on Form 10-K for the fiscal year ended December 31, 1995, Quarterly Report on Form 10-Q for the quarters ended June 30, 1996 and September 30, 1996 and certain other filings with the Commission made by Providence Journal, including Proxy Statements, Current Reports on Form 8-K, and the Prospectus dated June 24, 1996 relating to the initial public offering of Providence Journal Class A Common Stock; (iii) reviewed Belo's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, Quarterly Report on Form 10-Q for the quarters ended June 30, 1996 and September 30, 1996 and certain other filings with the Commission made by Belo, including Proxy Statements, Current Reports on Form 8-K, and the Prospectus dated May 1, 1996 relating to the public offering of Belo Series A Common Stock; (iv) reviewed certain other publicly available information concerning Belo and the trading market for Belo Series A Common Stock; (v) reviewed certain other publicly available information concerning Providence Journal and the trading market for Providence Journal Class A Common Stock; (vi) reviewed certain non-public information relating to Belo and Providence Journal, including financial forecasts and projections for each as well as pro forma financial forecasts and projections, furnished to Furman Selz by Belo and Providence Journal; (vii) reviewed certain publicly available information, including research reports, concerning certain other companies engaged in businesses which Furman Selz believed to be comparable to Belo and Providence Journal and the trading markets for certain of such companies' securities; (viii) reviewed the financial terms of certain recent mergers and acquisitions which Furman Selz believed to be relevant; (ix) conducted discussions with certain members of senior management of Belo and Providence Journal concerning their respective businesses and operations, assets, present condition and future prospects; and (x) performed such other analyses, examinations and procedures, reviewed such other agreements and documents, and considered such other factors, as Furman Selz deemed, in its sole judgment, to be necessary, appropriate or relevant to render its opinion.

     In rendering its opinion, Furman Selz has not assumed any responsibility for independent verification of any of the foregoing information and relied on its being complete and accurate in all material respects. With respect to the financial forecasts, projections and other data of Belo and Providence Journal used in its analysis, the management of Belo or Providence Journal, as the case may be, has advised Furman Selz that such forecasts, projections and other data had been reasonably prepared on bases reflecting their best currently available estimates and judgments as to their future financial performance. In addition, Furman Selz did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Belo or Providence Journal, nor had it been furnished with any such evaluations or appraisals. For purposes of its opinion, Furman Selz was not requested to, and did not, solicit third party indications of interest in acquiring all or any part of Providence Journal. Furman Selz has further assumed that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the Code, and that the Merger will not result in the incurrence by Providence Journal of any future tax payments relating to the Merger of Old PJC with Continental pursuant to the Continental Merger Agreement. Furman Selz has not determined what impact the incurrence by Providence Journal of any future tax payments relating to the Merger of Old PJC with Continental pursuant to the Continental Merger agreement would have on Furman Selz's opinion. See "THE MERGER -- Certain Federal Income Tax Consequences."

     In arriving at its opinion, Furman Selz also took into account its assessment of general economic, market and financial conditions and its experience in similar transactions, as well as its experience in securities valuation in general. Furman Selz's opinion necessarily is based upon market, business and other conditions as of January 6, 1997 and can only be evaluated on such date, and does not represent an opinion as to the value of the Belo Common Stock or the impact of the Merger or its announcement on the trading price of the Belo Series A Common Stock.

     In connection with Furman Selz's opinion, Furman Selz confirmed the appropriateness of its reliance on the financial and valuation analyses used to render its opinion dated September 26, 1996 by performing procedures to update certain of such financial and valuation analyses. The following is a summary of the material aspects of the analyses performed by Furman Selz in connection with its opinion dated January 6, 1997.

  Transaction Overview

     Furman Selz calculated the nominal Merger Consideration to be received by the holders of Providence Journal Common Stock based on the assumption that the holders of Providence Journal Common Stock received 0.5333 shares of Belo Series A Common Stock and $12.33 in cash for each share of Providence Journal Common Stock owned. Based on the closing stock price for Belo Series A Common Stock on January 3, 1997 of $33.88, the nominal Merger Consideration to be received by the holders of Providence Journal Common Stock was $30.40. Furman Selz calculated the Aggregate Merger Consideration based on the $33.88 closing price for Belo Series A Common Stock on January 3, 1997, and the Total Enterprise Value, defined as the market value of equity, which, in the case of this transaction, was assumed to be the Aggregate Merger Consideration, plus net debt and adjusted for other non-operating items of Providence Journal. Furman Selz then considered the Total Enterprise Value less an adjustment for the estimated value of Providence Journal's programming and electronic media assets ("Adjusted Total Enterprise Value") as a multiple of current (1996 projected) and forward
(1997) year earnings before interest, taxes, depreciation and amortization ("Base EBITDA"), (i) excluding the results of Providence Journal's programming and electronic media operations ("Adjusted EBITDA") and (ii) excluding the results of Providence Journal's programming and electronic media operations and corporate expenses ("Pre-Corporate Adjusted EBITDA"). Pre-Corporate EBITDA (defined below) was used in Furman Selz's analyses because Furman Selz believes that Pre-Corporate EBITDA is a commonly used operating statistic with which to analyze broadcasting companies. Furman Selz excluded the value and operating results of the programming and electronic media segment from Adjusted Total Enterprise Value and Adjusted EBITDA and Pre-Corporate Adjusted EBITDA, respectively, due to the development stage nature of the programming and electronic media business and its significant operating losses. Furman Selz relied, at the request of Belo's management, without independent verification, upon forecasted financial information for Providence Journal provided by Belo's and Providence Journal's managements. The following table summarizes Total Enterprise Value multiples associated with the proposed transaction and Total Enterprise Value multiples derived from Furman Selz's comparable transaction analysis and comparable company trading analysis.

                        TOTAL ENTERPRISE VALUE MULTIPLES

                                                   CURRENT                         FORWARD
                                               (1996 PROJECTED)                    (1997)
                                               ----------------                    -------
Transaction Overview
  Pre-Corporate Adjusted EBITDA..............        12.4x                          12.2x
  Adjusted EBITDA............................        13.1x                          12.7x

                                                               CURRENT                                FORWARD
                                                  ---------------------------------       --------------------------------
                                                  HIGH      LOW     MEDIAN    MEAN        HIGH     LOW     MEDIAN    MEAN
                                                  -----    -----    ------    -----       -----    ----    ------    -----
Comparable Transaction Analysis
  Selected Television Broadcasting Transactions
    Pre-Corporate EBITDA........................  16.7x    10.5x    13.3x     13.6x       15.5x    9.6x    13.2x     12.7x
  Selected Publishing Transactions
    Base EBITDA.................................  14.0x     8.5x    11.8x     11.5x       12.0x    8.7x    10.4x     10.4x
Comparable Company Trading Analysis
  Selected Television Broadcasting Companies
    Pre-Corporate EBITDA........................  20.3x     5.3x    10.6x     10.4x       15.3x    4.8x     8.4x     8.8x
    Base EBITDA.................................  21.5x     5.9x    11.8x     11.5x       16.0x    5.3x     9.1x     9.4x
  Selected Publishing Companies
    Pre-Corporate EBITDA........................  10.5x     5.9x     8.2x     8.4x         9.3x    5.4x     6.9x     7.1x
    Base EBITDA.................................  11.8x     6.1x     8.7x     8.7x        10.1x    5.6x     7.3x     7.4x

  Comparable Transaction Analysis

     Furman Selz prepared a comparable transaction analysis that consisted of reviewing financial aspects of selected acquisitions of assets, businesses or interests in businesses in the television broadcasting and publishing industries ("Selected Television Broadcasting Transactions" and "Selected Publishing Transactions," respectively) which were considered comparable to the Merger. Furman Selz noted that no such transactions took place under directly comparable market conditions or competitive conditions or circumstances and that, accordingly, qualitative judgments must be made concerning the differences between the characteristics of these transactions and other factors and issues which would affect the price an acquiror is willing to pay in an acquisition. Selected Television Broadcasting Transactions included (acquiror/target):
Granite Broadcasting Corporation/WXON-T.V., Inc. (WXON-TV); Raycom Media, Inc. /AFLAC (KFVS-TV, WAFF-TV, KWWL-TV, WAFB-TV, WTOC-TV, WITN-TV and WTVM-TV); News Corp./New World Communications Group Incorporated; Tribune Company/Renaissance Communications Corp.; Retirement Systems of Alabama/Federal Enterprises, Inc.; The National Broadcasting Company/New World Communications Group Incorporated (KNSD-TV and WVTM-TV); Retirement Systems of Alabama/Ellis Communications Inc.; Young Broadcasting Inc./The Walt Disney Company (KCAL-TV); Sinclair Broadcast Group, Inc./River City Broadcasting; The National Broadcasting Company/Outlet Communications, Inc. and ABRY Broadcast Partners II, L.P./ACT III Broadcasting, Inc. The analysis of Selected Television Broadcasting Transactions yielded a range of Total Enterprise Value multiples of (i) current year Base EBITDA before corporate expenses ("Pre-Corporate EBITDA") of 10.5x to 16.7x, with a median of 13.3x and a mean of 13.6x, and (ii) forward year Pre-Corporate EBITDA of 9.6x to 15.5x, with a median of 13.2x and a mean of 12.7x. Selected Publishing Transactions included (acquiror/target): Media General, Inc./Park Communications, Inc.; Pulitzer Publishing Company/Scripps League Newspapers; Media General, Inc./Worrell Enterprises, Inc. (several newspapers located in the State of Virginia); Knight-Ridder, Inc./Lesher Communications, Inc.; Gannett Co., Inc./Multimedia, Inc.; McClatchy Newspapers, Inc./The News and Observer Publishing Company; Hearst Corp./Consolidated Newspapers Inc. (Houston Post); Park Acquisitions, Inc./Park Communications, Inc.; Morris Communications Corp./Stauffer Communications Inc. and The New York Times Company/Affiliated Publications, Inc. The analysis of Selected Publishing Transactions yielded a range of Total Enterprise Value multiples of (i) current year Base EBITDA of 8.5x to 14.0x, with a median of 11.8x and a mean of 11.5x, and (ii) forward year Base EBITDA of 8.7x to 12.0x, with a median of 10.4x and a mean of 10.4x. In performing the comparable transaction analysis, Furman Selz used Total Enterprise Value multiples of Pre-Corporate EBITDA for the Selected Television Broadcasting Transactions rather than Total Enterprise Value multiples of Base EBITDA which were used for the Selected Publishing Transactions. The Total Enterprise Value multiples of Pre-Corporate EBITDA are a commonly used statistic in comparing broadcasting companies and are more readily available. Furman Selz noted that the Adjusted Total Enterprise Value multiples calculated for the Merger (see "--Transaction Overview") compared favorably with both the multiples derived in the comparable transaction analysis for Selected Television Broadcasting Transactions and the multiples derived in the comparable transaction analysis for Selected Publishing Transactions.

  Comparable Company Trading Analysis

     Furman Selz prepared a comparable company trading analysis that consisted of comparing financial market and operating performances of selected publicly traded television broadcasting and publishing companies ("Selected Television Broadcasting Companies" and "Selected Publishing Companies," respectively) with Providence Journal. Furman Selz noted that each of the selected companies is distinguishable from Providence Journal, and that, accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in the financial and operating characteristics of the companies and other factors to which they are being compared. The multiples and ratios for each of the selected companies were based on the most recent publicly available information and published estimates of research analysts. The Selected Television Broadcasting Companies included: BHC Communications, Inc.; Clear Channel Communications, Inc.; Granite Broadcasting Corporation; Gray Communications Systems, Inc.; LIN Television Corporation; Paxson Communications Corporation; Sinclair Broadcast Group, Inc.; Telemundo Group, Inc.; United Television, Inc. and Young Broadcasting Inc. With respect to the Selected Television Broadcasting Companies, Furman Selz considered Total Enterprise Value as a multiple of estimated current (1996 projected) and forward
(1997) year Pre-Corporate EBITDA and Base EBITDA. Furman Selz's analysis of the Selected Television Broadcasting Companies indicated Total Enterprise Value multiples of current and forward year (i) Pre-Corporate EBITDA ranging from 5.3x to 20.3x, with a median of 10.6x and a mean of 10.4x, and 4.8x to 15.3x, with a median of 8.4x and a mean of 8.8x, respectively, and (ii) Base EBITDA ranging from 5.9x to 21.5x, with a median of 11.8x and a mean of 11.5x, and 5.3x to 16.0x, with a median of 9.1x and a mean of 9.4x, respectively. The Selected Publishing Companies included: The New York Times Company; Knight-Ridder, Inc.; Gannett Co., Inc.; Times Mirror Company; The Washington Post Company; Dow Jones & Company, Inc.; Central Newspapers, Inc.; McClatchy Newspapers, Inc.; Hollinger International Inc.; Lee Enterprises, Incorporated; Media General, Inc.; The E.W. Scripps Company and Tribune Company. With respect to the Selected Publishing Companies, Furman Selz considered Total Enterprise Value as a multiple of estimated current (1996) and forward (1997) year Pre-Corporate EBITDA and Base EBITDA. Furman Selz's analysis of the Selected Publishing Companies indicated Total Enterprise Value multiples of current and forward year (i) Pre-Corporate EBITDA ranging from 5.9x to 10.5x, with a median of 8.2x and a mean of 8.4x, and 5.4x to 9.3x, with a median of 6.9x and a mean of 7.1x, respectively, and (ii) Base EBITDA ranging from 6.1x to 11.8x, with a median of 8.7x and a mean of 8.7x, and 5.6x to 10.1x, with a median of 7.3x and a mean of 7.4x, respectively. Furman Selz noted that the Adjusted Total Enterprise Value multiples calculated for the merger (see "--Transaction Overview") compared favorably with both the multiples derived in the trading analysis for Selected Television Broadcasting Companies and the multiples derived in the trading analysis for Selected Publishing Companies.

  Segment Valuation Analysis

     In order to estimate, based on Furman Selz's reasonable judgment, an overall implied pre-tax value per share at which Providence Journal could be valued, Furman Selz prepared three segment valuation analyses based on the following: (i) discounted cash flow analysis, (ii) comparable transaction analysis and (iii) comparable company trading analysis. Furman Selz relied, at the request of Belo's management, without independent verification, upon forecasted financial information for Providence Journal provided by Belo's and Providence Journal's managements. The following table summarizes the range of implied equity values per share derived by Furman Selz in each of its segment valuation analyses:

                                                  RANGE OF IMPLIED EQUITY    NOMINAL MERGER CONSIDERATION
                                                     VALUES PER SHARE           AS OF JANUARY 3, 1997
                                                  -----------------------    ----------------------------
Discounted Cash Flow Analysis....................     $20.34 - $33.49                   $30.40
Comparable Transaction Analysis..................      26.25 -  33.94                    30.40
Comparable Company Trading Analysis with No
  Control Premium................................      16.65 -  26.24                    30.40
  With 15% Control Premium.......................      19.15 -  30.17                    30.40
  With 30% Control Premium.......................      21.65 -  34.11                    30.40

     Discounted Cash Flow Analysis. The discounted cash flow analysis, based on information provided by Belo's and Providence Journal's managements, consisted of (i) calculating a range of net present values for the projected unleveraged free cash flows in the forecast for each segment of Providence Journal using various discount rates reflecting weighted average costs of capital which Furman Selz deemed appropriate in its reasonable judgment and (ii) combining such values with terminal values for each segment calculated by multiplying each segment's projected Pre-Corporate EBITDA in 2001 by a range of Pre-Corporate EBITDA terminal value multiples, which Furman Selz deemed appropriate in its reasonable judgment, and discounting the values using the same discount rates utilized for the unleveraged free cash flows of the respective segment. Furman Selz applied (i) discount rates ranging from 7.5% to 11.5% and Pre-Corporate EBITDA terminal value multiples ranging from 10.5x to 13.5x to the television broadcasting segment, (ii) discount rates ranging from 9.5% to 13.5% and Pre-Corporate EBITDA terminal value multiples ranging from 8.0x to 10.0x to the publishing segment and (iii) discount rates ranging from 10.0% to 20.0% and Pre-Corporate EBITDA terminal value multiples ranging from 12.0x to 18.0x, representing an implied future terminal value per subscriber of $5.74 to $8.62, to the principal business (Television Food Network) within the programming and electronic media segment. The aggregate of each segment's net present value of projected free cash flows combined with the terminal values yielded a range of implied Total Enterprise Values. In order to derive a range of implied equity values per share for Providence Journal, Furman Selz subtracted from the range of implied Total Enterprise Values an estimated value of corporate expenses and net debt, adjusted for other non-operating items and divided the result by the number of fully diluted shares of Providence Journal Common Stock outstanding. Based on such analysis, Furman Selz derived a range of implied equity values per share of Providence Journal of $20.34 to $33.49.

     In conjunction with the discounted cash flow analysis, as it related to Providence Journal's programming and electronic media segment, which, as noted, is in the development stage and currently operating on a negative Pre-Corporate EBITDA basis, Furman Selz reviewed the financial aspects of selected acquisitions of assets, businesses or interests in businesses in the cable programming industry ("Selected Cable Programming Transactions"). Furman Selz noted that no such transactions took place under market conditions or competitive conditions or circumstances that are directly comparable to the Merger as of the date of Furman Selz's opinion and that, accordingly, qualitative judgments must be made concerning the differences between the characteristics of these transactions and other factors and issues which would affect the price an acquiror is willing to pay in an acquisition. Selected Cable Programming Transactions included (acquiror/target): Silver King/Home Shopping Network; Providence Journal/Television Food Network (20.5%); News Corporation-Liberty Media/fX; TCI Communications, Inc./Faith & Values (49.0%); The National Broadcasting Company/Court TV (16.7%); ITT Corporation-Cablevision Systems Corporation/Madison Square Garden Network; Comcast Corporation-TCI Communications, Inc./QVC, Inc.; Capital Cities/ABC-Hearst Corporation/Lifetime (33.3%); Cablevision Systems Corporation/American Movie Classics (50.0%); Capital

Cities/ABC, Inc. -- Hearst Corporation -- The Natural Broadcasting Corporation/A&E Network (12.5%); Liberty Media/Home Shopping Network, Inc. (41.5%); USA Network/Sci-Fi Channel; Landmark Communications/Travel Channel; Viacom Inc./MTV Europe; CNBC/FNN; Liberty Broadcasting/Family Network; Discovery Channel/The Learning Channel; Hearst Corporation/ESPN (20.0%); TCI Communications, Inc./Video Jukebox; Opryland USA Inc./Country Music TV; Cerullo/Inspirational Network; Marcovsky/The Nostalgia Network, Inc. (24.0%); TCI Communications, Inc. -- International Family Entertainment, Inc./Family Channel; and Cox Communications, Inc. -- NewChannels -- TCI Communications, Inc./Discovery Channel (40.0%). The review of Selected Cable Programming Transactions yielded a range of Total Enterprise Value multiples of current year operating cash flow of 6.2x to 35.8x, with a median of 12.5x and a mean of 15.0x. The review of Selected Cable Programming Transactions also yielded a range of per subscriber values of $0.84 to $215.00, with a median of $7.10 and a mean of $19.55.

     In addition to its review of Selected Cable Programming Transactions, Furman Selz reviewed financial market and operating performances of selected cable programming companies ("Selected Cable Programming Companies") which were considered comparable to the operations of Providence Journal's programming and electronic media segment. Furman Selz noted that each of the selected companies is distinguishable from the operations of Providence Journal's programming and electronic media segment and that, accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in the financial and operating characteristics of the companies and other factors to which they are being compared. The multiples and ratios for each of the selected companies were based on the most recent publicly available information and published estimates of research analysts. The Selected Cable Programming Companies included: Gaylord Entertainment Company; International Family Entertainment, Inc.; BET Holdings, Inc.; Shop at Home, Inc.; Graff Pay-Per-View Inc.; ValueVision International, Inc. and The Nostalgia Network, Inc. The review of Selected Cable Programming Companies indicated Total Enterprise Value multiples of current (1996 projected) and forward (1997) year Base EBITDA ranging from 8.5x to 13.9x, with a median of 9.3x and a mean of 10.6x, and 7.6x to 12.4x, with a median of 9.0x and a mean of 9.7x, respectively. The review of Selected Cable Programming Companies also indicated a range of per subscriber values of $1.00 to $12.10, with a median of $5.85 and a mean of $6.61.

     Comparable Transaction Analysis. With respect to the television broadcasting and publishing segments, Furman Selz prepared a segment valuation analysis that consisted of reviewing the Selected Television Broadcasting Transactions and Selected Publishing Transactions and applying a range of Total Enterprise Value to current year Pre-Corporate EBITDA multiples to Providence Journal's 1996 Pre-Corporate EBITDA forecast for its television broadcasting and publishing segments. See "-- Comparable Transaction Analysis." The product of the Pre-Corporate EBITDA multiples and Providence Journal's 1996 Pre-Corporate EBITDA forecast yielded an implied valuation range for each segment. The range of 1996 Pre-Corporate EBITDA multiples, which Furman Selz deemed appropriate in its reasonable judgment, applied to Providence Journal's 1996 Pre-Corporate EBITDA forecast for the television broadcasting and publishing segments was 12.0x to 14.0x and 10.5x to 12.5x, respectively. As part of the comparable transaction analysis, Furman Selz deemed it appropriate to use the implied valuation range for Providence Journal's programming and electronic media segment derived through the discounted cash flow analysis. See "-- Segment Valuation Analysis -- Discounted Cash Flow Analysis." The aggregate of each segment's implied valuation range yielded a range of implied Total Enterprise Values. In order to derive a range of implied equity values per share of Providence Journal Common Stock, Furman Selz subtracted from the range of implied Total Enterprise Values an estimated value of corporate expenses and net debt, adjusted for other non-operating items and divided the result by the number of fully diluted shares of Providence Journal Common Stock outstanding. Based on such analysis, Furman Selz derived a range of implied equity values per share of Providence Journal Common Stock of $26.25 to $33.94.

     Comparable Company Trading Analysis. With respect to the television broadcasting and publishing segments, Furman Selz prepared a segment valuation analysis that consisted of reviewing Selected Television Broadcasting Companies and Selected Publishing Companies and applying a range of Total Enterprise Value to Pre-Corporate EBITDA multiples to Providence Journal's 1996 Pre-Corporate EBITDA forecast for its television broadcasting and publishing segments. See
"-- Comparable Company Trading Analysis." The product of the Pre-Corporate EBITDA multiples and Providence Journal's 1996 Pre-Corporate EBITDA forecast yielded an implied valuation range for each segment. The range of 1996 Pre-Corporate EBITDA multiples, which Furman Selz deemed appropriate in its reasonable judgment applied to Providence Journal's 1996 Pre-Corporate EBITDA forecast for the television broadcasting and publishing segments, was 8.0x to 11.0x and 7.0x to 9.0x, respectively. As part of the trading analysis, Furman Selz deemed it appropriate to use the implied valuation range for Providence Journal's programming and electronic media segment derived through the discounted cash flow analysis. See "-- Segment Valuation Analysis -- Discounted Cash Flow Analysis." The aggregate of each segment's implied valuation range yielded a range of implied Total Enterprise Values. In order to derive a range of implied equity values per share for Providence Journal, Furman Selz subtracted from the range of implied Total Enterprise Values an estimated value of corporate expenses and net debt, adjusted for other non-operating items, and divided the result by the fully diluted shares of Providence Journal Common Stock outstanding. Based on such analysis, Furman Selz derived a range of implied equity values per share of Providence Journal Common Stock of $16.65 to $26.24.

     In order to determine a range of implied equity values per share of Providence Journal Common Stock based on the trading analysis adjusted to reflect a control premium, Furman Selz reviewed premiums paid on target companies' stock prices one day, one week and one month prior to the announcement of an acquisition. Furman Selz reviewed transactions that met the following criteria: (i) transaction value was in excess of $250 million, (ii) acquiror acquired a 50% or greater interest in the target and (iii) the announcement occurred between January 1, 1995 and January 3, 1997. The review resulted in a range of premiums (discounts) paid (i) one day prior to announcement of (10.7%) to 178.3%, with a median of 25.4% and a mean of 31.3%,
(ii) one week prior to announcement of (86.4%) to 392.3%, with a median of 28.5% and a mean of 35.6%, and (iii) one month prior to announcement of (17.7%) to 131.3%, with a median of 39.1% and a mean of 42.0%. Based on this premiums paid analysis, Furman Selz applied a 15.0% and 30.0% premium to the range of implied equity values per share derived in the trading analysis, which yielded an adjusted range of implied equity values per share of Providence Journal Common Stock of $19.15 to $30.17 and $21.65 to $34.11, respectively.

     Furman Selz calculated the nominal Merger Consideration to be received by the holders of Providence Journal Common Stock based on the assumption that the holders of Providence Journal Common Stock received 0.5333 shares of Belo Series A Common Stock and $12.33 in cash for each share of Providence Journal Common Stock owned. Based on the closing sale price of Belo Series A Common Stock on the NYSE on January 3, 1997 of $33.88, the nominal Merger Consideration to be received by the holders of Providence Journal Common Stock would have been $30.40. In addition, based on the closing sale price of Belo Series A Common Stock on the NYSE on September 24, 1996 of $37.75, the nominal Merger Consideration to be received by the holders of Providence Journal Common Stock would have been $32.46. Based on an illustrative range of closing sale prices of Belo Series A Common Stock of $30.00 to $42.00, the nominal Merger Consideration to be received by holders of Providence Journal Common Stock would have been $28.33 to $34.73. Furman Selz noted that the nominal Merger Consideration to be received by the holders of Providence Journal Common Stock based on the closing sale prices of Belo Series A Common Stock on the NYSE on January 3, 1997 and September 24, 1996 and the illustrative range of closing sale prices compared favorably with the range of implied equity values per share of Providence Journal Common Stock derived in the segment valuation analysis.

     The foregoing is a summary of the material aspects of the financial analyses used by Furman Selz in connection with rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Furman Selz's opinion. In arriving at its opinion, Furman Selz considered the results of all such analyses. The analyses were prepared solely for the purposes of Furman Selz providing its opinion as to the fairness of Aggregate Merger Consideration to be offered in the Merger to the holders of Providence Journal Common Stock, from a financial point of view, to the holders of Belo Common Stock and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Any analysis of the fairness of the Aggregate Merger Consideration to be offered in the Merger to the holders of Providence Journal Common Stock, from a financial point of view, to the stockholders of Belo involves complex considerations and judgments concerning differences in the potential financial and operating characteristics of the comparable companies and transactions and other factors in relation to the trading and acquisition values of the comparable companies. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such analyses. The estimates utilized by Furman Selz were developed solely for purposes of its analysis and the presentations to the Belo Board and reflected computations of the potential values through the application of various generally accepted valuation techniques. Such estimates may not reflect actual market values, and do not necessarily reflect values which may be realized if any other assets of Belo or Providence Journal are sold. Furman Selz has not appraised or undertaken any valuation of any assets or property nor has it made any solvency analysis of Belo or Providence Journal. Furman Selz's opinion and the related presentation to the Belo Board on September 26, 1996 was one of many factors taken into consideration by the Belo Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Furman Selz.

     Furman Selz's opinion is for the use and benefit of the Belo Board in its consideration of the Merger. This opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the Belo Proposal. Because such opinion was not directed to Providence Journal or its stockholders, such opinion does not address whether such stockholders should accept the consideration to be offered to such stockholders in the proposed Merger. Furman Selz was not requested to opine as to, and its opinion does not in any manner address, Belo's underlying business decision to proceed with or effect the Merger, or the relative merits of the Merger as compared to any alternative business strategies which might exist for Belo or the effect of any other transaction in which Belo might engage or any agreements which might be concluded between Belo and Providence Journal after the date of Furman Selz's opinion.

     Furman Selz has performed various investment banking services for Belo in the past, including financial advisory and investment banking services concerning the strategic development of Belo's business, including advice with respect to potential acquisitions, divestitures, joint ventures, capital markets transactions or other potential corporate transactions or any combination of such transactions, and has received customary fees for such services. In the ordinary course of its business, Furman Selz may actively trade the securities of Belo and Providence Journal for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     Pursuant to a letter agreement dated September 24, 1996, Belo paid to Furman Selz (i) an initial cash retainer fee of $1,000,000 upon execution of the letter agreement and (ii) an additional cash fee of $1,000,000 when Furman Selz delivered its opinion to the Belo Board on September 26, 1996. Belo further agreed to pay to Furman Selz (i) a cash fee of $5,000,000 upon the consummation of the proposed transaction and (ii) a cash fee of $1,000,000 upon the consummation of any transaction regarding the potential sale or exchange of the business, stock or assets of KIRO-TV. In addition, if the Merger is not consummated and Belo receives consideration from Providence Journal or any affiliate by reason of the failure to consummate such transaction, Belo will pay Furman Selz a cash fee equal to $2,500,000 payable upon receipt by Belo of such consideration.

     Belo has agreed to reimburse Furman Selz for all of its reasonable out-of-pocket expenses, including legal fees and disbursements, in connection with this engagement without regard to whether the transaction is consummated. Furthermore, Belo has agreed to indemnify and hold Furman Selz harmless from and against any losses, claims, damages or liabilities (or actions, including security holder actions in respect thereof) related to or arising out of Furman Selz's engagement or its role in connection with the transaction.

  Opinion of Providence Journal's Financial Advisor

     On January 6, 1997, Bear Stearns delivered to the Providence Journal Board Bear Stearns' Opinion that, as of the date thereof, and subject to the assumptions and qualifications set forth therein, the Merger was fair, from a financial point of view, to the stockholders of Providence Journal. At the September 26, 1996 telephonic meeting of the Providence Journal Board, Bear Stearns had previously delivered its oral opinion (which was subsequently confirmed in writing) to the effect that, as of the date thereof, and subject to the assumptions and qualifications set forth therein, the Merger was fair, from a financial point of view, to the stockholders of Providence Journal.

     THE FULL TEXT OF BEAR STEARNS' OPINION IS SET FORTH AS APPENDIX C TO THIS JOINT PROXY STATEMENT/PROSPECTUS AND DESCRIBES THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON THE REVIEW UNDERTAKEN. PROVIDENCE JOURNAL STOCKHOLDERS ARE URGED TO READ THE OPINION IN ITS ENTIRETY. THE SUMMARY OF BEAR STEARNS' OPINION SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     Bear Stearns' Opinion is intended for the benefit and use of the Providence Journal Board, does not constitute a recommendation of the Merger over other courses of action that may be available to Providence Journal and does not constitute a recommendation to any holder of Providence Journal Common Stock as to how to vote shares in connection with the Merger. In rendering its opinion, Bear Stearns did not solicit, and was not authorized to solicit, third party acquisition interest in Providence Journal. In addition, Bear Stearns is not expressing any opinion as to the price or range of prices at which shares of Belo Common Stock may trade subsequent to the consummation of the Merger. Bear Stearns' Opinion does not constitute a recommendation with respect to whether any stockholder of Providence Journal should elect to receive cash or Belo Series A Common Stock pursuant to the Merger Agreement. Bear Stearns did not specifically analyze the impact of any individual stockholder's election to receive all stock, all cash or a mix of consideration because it believed that holders of Providence Journal Common Stock would make such election only after appropriate consultation with their respective financial consultants and tax planning advisors.

     The form and amount of consideration to be paid by Belo pursuant to the Merger Agreement were determined by arm's-length negotiations between Providence Journal and Belo and were not based on any recommendation by Bear Stearns, although Bear Stearns provided advice to Providence Journal from time to time with respect thereto. Except as noted above, no limitations were imposed by Providence Journal on Bear Stearns with respect to the investigations made or the procedures followed by Bear Stearns in rendering its opinion.

     In the course of performing its reviews and analyses for rendering its opinion, Bear Stearns: (i) reviewed the Merger Agreement; (ii) reviewed Providence Journal's Annual Report to Shareholders and Annual Report on Form 10-K for the year ended December 31, 1995, its Quarterly Reports on Form 10-Q for the periods ended March 31, 1996, June 30, 1996 and September 30, 1996 and its registration statement on Form S-1 dated June 21, 1996 (the "Providence Journal S-1"); (iii) reviewed Belo's Annual Reports to Shareholders and Annual Reports on Form 10-K for the years ended December 31, 1993 through 1995 and its Quarterly Reports on Form 10-Q for the periods ended March 31, 1996, June 30, 1996 and September 30, 1996; (iv) reviewed certain operating and financial information, including estimates and projections, provided to Bear Stearns by the senior managements of Providence Journal and Belo relating to Providence Journal's and Belo's businesses and prospects, respectively; (v) met with certain members of Providence Journal's and Belo's senior management to discuss each company's operations, historical financial statements and future prospects;
(vi) reviewed the historical prices, trading volumes and valuation parameters of the shares of Providence Journal Common Stock and Belo Common Stock; (vii) reviewed publicly available financial data, stock market performance data and valuation parameters of companies which Bear Stearns deemed generally comparable to Providence Journal and Belo; (viii) reviewed the terms of recent mergers and acquisitions involving companies which Bear Stearns deemed generally comparable to Providence Journal and the Merger; and (ix) conducted such other studies, analyses, inquiries and investigations as Bear Stearns deemed appropriate.

     In the course of its review, Bear Stearns relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to it by Providence Journal and Belo. With respect to Providence Journal's and Belo's projected financial results and potential synergies that could be achieved upon consummation of the Merger, Bear Stearns assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior managements of Providence Journal and Belo as to the expected future performance of Providence Journal and Belo, respectively. Bear Stearns did not assume any responsibility for the independent verification of any such information or of the projections provided to it and Bear Stearns further relied upon the assurances of the senior managements of Providence Journal and Belo that they were unaware of any facts that would make the information or projections provided to Bear Stearns incomplete or misleading. In arriving at its opinion, Bear Stearns did not perform or obtain any independent appraisal of the assets or liabilities of Providence Journal and Belo, nor was it furnished with any such appraisals. Bear Stearns assumed with Providence Journal's consent that the Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code. Bear Stearns' Opinion did not address Providence Journal's underlying business decision to pursue the Merger. Bear Stearns' Opinion was necessarily based on economic, market and other conditions, and the information made available to it, as of the date of such opinion.

     In connection with preparing and rendering its opinion, Bear Stearns performed a variety of valuation, financial and comparative analyses. The summary of such analyses, as set forth below, does not purport to be a complete description of the analyses underlying Bear Stearns' Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to summary description. Bear Stearns believes that its analyses must be considered as a whole, and that selecting portions of its analyses and the factors considered by it, without considering all such factors and analyses, could create an incomplete view of the processes underlying Bear Stearns' Opinion. Moreover, the estimates contained in such analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Accordingly, such estimates are inherently subject to substantial uncertainties.

     The following is a summary of the material valuation, financial and comparative analyses presented by Bear Stearns to the Providence Journal Board on September 26, 1996 in connection with its opinion as of such date. In connection with the Bear Stearns' Opinion, which was rendered to the Providence Journal Board on January 6, 1997, Bear Stearns confirmed the appropriateness of its reliance on the financial and valuation analyses used to render its opinion dated September 26, 1996 by performing procedures to update certain of such financial and valuation analyses. For purposes herein, the term "New Belo" is used by Bear Stearns to refer to Belo pro forma after giving effect to the Merger.

     Nominal Transaction Value and Transaction Valuation Matrix. To exemplify the nominal value of the Merger Consideration (the "Nominal Transaction Value"), Bear Stearns assumed that holders of Providence Journal Common Stock would elect to receive the Mixed Consideration (i.e., 0.5333 shares of Belo Series A Common Stock plus $12.33 per share in cash). Based on the closing price for Belo Series A Common Stock of $38.25 on September 23, 1996 and the average price for Belo Series A Common Stock for the twenty trading days then ended, Bear Stearns calculated Nominal Transaction Values of $32.73 and $33.83, respectively. Bear Stearns noted that the actual value of the consideration to be received by holders of Providence Journal Common Stock would depend on various factors, including the elections made by each stockholder and all stockholders pursuant to the Merger Agreement and the future prices for the shares of New Belo Series A Common Stock.

     Accordingly, Bear Stearns prepared a Transaction Valuation Matrix to illustrate a range of hypothetical prices for New Belo Common Stock based on the New Belo Segment Valuation Analysis (described below) and the trading parameters for the Comparable Broadcasting Companies (described below) and the Comparable Newspaper Companies (described below). Bear Stearns then used the Transaction Valuation Matrix to demonstrate the range of transaction multiples being received by holders of Providence Journal Common Stock based on the Providence Journal Segment Valuation Analysis (described below) and compared such transaction multiples to the Precedent Broadcasting Transactions (described below), the Precedent Newspaper Transactions (described below) and the Precedent Programming Transactions (described below). Bear Stearns analyzed the implied operating cash flow multiples for New Belo's television broadcasting and newspaper publishing operations at a range of assumed prices for New Belo Common Stock after the Merger (beginning at $33.00 and increasing by one dollar increments to $49.00, with the midpoint being $41.00 (which midpoint approximated the average closing price for Belo Common Stock for the twenty trading days ended September 18, 1996) (each such price hereafter referred to as the "Assumed New Belo Stock Price")) (the "New Belo Segment Valuation Analysis"). Bear Stearns also analyzed the imputed value of the Merger Consideration to be received by holders of Providence Journal Common Stock at these Assumed New Belo Stock Prices for each of Providence Journal's individual business segments based on the assumption that stockholders of Providence Journal elect to receive the Mixed Consideration (i.e., 0.5333 shares of Belo Series A Common Stock plus $12.33 per share in cash) (the "Providence Journal Segment Valuation Analysis"). For reference purposes, a summary of the Transaction Valuation Matrix is presented in the table below:

                    SUMMARY OF TRANSACTION VALUATION MATRIX


      NEW BELO SEGMENT VALUATION ANALYSIS                     PROVIDENCE JOURNAL SEGMENT VALUATION ANALYSIS
-----------------------------------------------     -----------------------------------------------------------------
                  PRO FORMA IMPLIED OPERATING        BLENDED VALUE       PREMIUM             IMPLIED OPERATING
                      CASH FLOW MULTIPLES              OF MERGER        TO MARKET           CASH FLOW MULTIPLES
                -------------------------------      CONSIDERATION        STOCK       -------------------------------
  ASSUMED       BROADCASTING        NEWSPAPER        TO PROVIDENCE      PRICE OF      BROADCASTING        NEWSPAPER
 NEW BELO       -------------     -------------         JOURNAL         $20.75 ON     -------------     -------------
STOCK PRICE     1996     1997     1996     1997     STOCKHOLDERS(2)      9/23/96      1996     1997     1996     1997
-----------     ----     ----     ----     ----     ---------------     ---------     ----     ----     ----     ----
  $ 49.00       14.1x    12.8x    8.7 x    7.8 x        $ 38.46            85.4%      17.5x    16.6x    15.9x    12.4x
    45.00       13.2     12.0     8.2      7.3            36.33            75.1       16.7     15.7     15.1     11.7
    41.00       12.3     11.2     7.7      6.8            34.20            64.8       15.8     14.9     14.3     11.1
    38.25(1)    11.7     10.7     7.4      6.5            32.73            57.7       15.2     14.4     13.8     10.7
    37.00       11.4     10.4     7.2      6.3            32.06            54.5       14.9     14.1     13.5     10.5
    33.00       10.5     9.6      6.7      5.8            29.93            44.2       14.1     13.3     12.7     9.9

---------------

(1) Represents the closing share price on September 23, 1996 for Belo Series A Common Stock.

(2) Per share value to Providence Journal stockholders, assuming that such holders elect to receive the Mixed Consideration (i.e., 0.5333 shares of Belo Series A Common Stock valued at the Assumed New Belo Stock Price plus $12.33 per share in cash).

     The Providence Journal Segment Valuation Analysis was prepared by: (i) multiplying the number of fully diluted shares of Providence Journal Common Stock outstanding by the blended value of the consideration to be received by the holders of Providence Journal Common Stock at each Assumed New Belo Stock Price to determine Providence Journal's "Implied Equity Value" based on the Merger Consideration; (ii) adding the $140 million of Providence Journal's estimated "Net Debt" (defined as total long-term debt less cash and equivalents) to its Implied Equity Value to determine its "Implied Enterprise Value"; and
(iii) adding an assumed value for corporate overhead of 8.0x Providence Journal's projected 1996 corporate overhead expense of $12.2 million to Providence Journal's Implied Enterprise Value to determine its "Implied Asset Value." In order to then determine the implied value that holders of Providence Journal Common Stock would thus receive for Providence Journal's television broadcasting operations at each Assumed New Belo Stock Price, Bear Stearns assumed an "Implied Programming Value" equal to $175 million, based upon the Precedent Programming Transactions (described below), at the midpoint Assumed New Belo Stock Price of $41.00. The Implied Programming Value equated to 9.2% of Providence Journal's Implied Asset Value at the midpoint Assumed New Belo Stock Price of $41.00; this percentage of Implied Asset Value was held constant at each Assumed New Belo Stock Price, thereby allowing the implied value to be received by the holders of Providence Journal Common Stock to fluctuate accordingly. A similar methodology was applied to determine the Implied Newspaper Value (equal to $400 million or 21.0% of Providence Journal's Implied Asset Value, based upon the Precedent Newspaper Transactions (described below), at the midpoint Assumed New Belo Stock Price of $41.00). The Implied Asset Value was then reduced by the associated Implied Programming Value and Implied Newspaper Value to determine Providence Journal's Implied Broadcasting Value. Estimated 1996 and projected 1997 Broadcasting Cash Flow (i.e., operating income plus depreciation and amortization, plus corporate overhead, non-cash compensation and program amortization, less program cash payments) and Newspaper Cash Flow (i.e., operating income plus depreciation and amortization and corporate overhead) were then divided into the Implied Broadcasting Value and Implied Newspaper Value, respectively, to determine the implied multiple of 1996 and 1997 operating cash flow for these business segments.

     The New Belo Segment Valuation Analysis was prepared in a similar fashion to the Providence Journal Segment Valuation Analysis, with the following changes to the previously mentioned assumptions: (i) New Belo Net Debt was assumed to be $1.1 billion (including approximately $600 million required to pay $12.33 per share in cash for each share of Providence Journal Common Stock and $10 million as a donation to the Providence Journal Charitable Foundation); (ii) the midpoint of the New Belo Implied Newspaper Value (at the midpoint Assumed New Belo Stock price of $41.00) for 1996 and 1997 had been set as the average multiple of Newspaper Cash Flow currently indicated by the Comparable Newspaper Companies (described below); (iii) New Belo's public market trading value for its programming and other assets was assumed to be $175 million and $225 million for 1996 and 1997, respectively; (iv) New Belo corporate overhead was valued at 8.0x estimated 1996 and 7.5x projected 1997 corporate overhead expense of $31.7 million and $32.8 million, respectively, less assumed synergies of $10 million for each year; and (v) an assumed $10 million of synergies were added to projected New Belo Broadcasting Cash Flow and an assumed $5 million of synergies were added to projected New Belo Newspaper Cash Flow for each of 1996 and 1997 prior to determining the implied multiples of operating cash flow for these business segments.

     Stock Trading History. Bear Stearns reviewed the performance of the per share stock market price and volume levels of Belo Series A Common Stock for various time periods and the performance of the per share stock market price and volume levels of Providence Journal Class A Common Stock since its initial public offering ("IPO") on June 24, 1996. Bear Stearns also reviewed the relative performance of the per share stock market price of Belo Series A Common Stock and compared such per share market price movements to the relative market price movements of selected publicly-traded television broadcasting and newspaper publishing companies and the Standard & Poor's index of 400 industrial companies (the "S&P 400"). Such television broadcasting companies included Argyle Television, Inc., Granite Broadcasting Corporation, LIN Television Corporation, New World Communications Group, Renaissance Communications Corp., Sinclair Broadcast Group, Inc. and Young Broadcasting, Inc. (collectively, the "Broadcasting Index") and such newspaper publishing companies included Central Newspapers, Inc., Dow Jones & Company, Inc., Gannett Co., Inc., Knight-Ridder, Inc., McClatchy Newspapers, Inc., The New York Times Company, The Times Mirror Company, Tribune Company and The Washington Post Company (collectively, the "Newspaper Index"). Bear Stearns also reviewed the relative performance of the per share stock market price of Providence Journal Class A Common Stock and Belo Series A Common Stock versus the S&P 400. Bear Stearns noted that the price of Providence Journal Class A Common Stock on September 23, 1996 of $20.75 reflected an approximate 38% premium to its IPO price of $15.00, and that the Merger Consideration to be received by the holders of Providence Journal Common Stock pursuant to the Merger would likely be valued at a substantial premium to such September 23, 1996 closing stock price. Bear Stearns noted that these factors were among the primary factors in assessing the fairness, from a financial point of view, of the Merger.

     Analysis of Selected Precedent M&A Transactions and Publicly Traded Companies -- Television Broadcasting. Bear Stearns reviewed and analyzed the publicly available financial terms of nine selected recent merger and acquisition transactions in the television broadcasting industry which, in Bear Stearns' judgment, were reasonably comparable to the Merger, and compared the financial terms of such transactions to those of the Merger for purposes of this analysis. These nine transactions included: (i) Media General, Inc.'s acquisition of Park Communications, Inc.; (ii) News Corp.'s acquisition of New World Communications Group; (iii) Tribune Company's acquisition of Renaissance Communications Corp.; (iv) The New York Times Company's acquisition of Palmer Communications; (v) Young Broadcasting, Inc.'s acquisition of KCAL-TV from The Walt Disney Company; (vi) Sinclair Broadcast Group, Inc.'s acquisition of River City Broadcasting L.P.; (vii) NBC's acquisition of Outlet Communications, Inc.;
(viii) Gannett Co., Inc.'s acquisition of Multimedia Inc.; and (ix) ABRY Broadcast Partners II L.P.'s acquisition of Act III Broadcasting (collectively, the "Precedent Broadcasting Transactions"). Bear Stearns reviewed the prices paid in the Precedent Broadcasting Transactions and analyzed various operating and financial information and imputed valuation multiples and ratios. Bear Stearns noted that none of the Precedent Broadcasting Transactions was identical to the Merger and that, accordingly, any analysis of the Precedent Broadcasting Transactions necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that would necessarily affect the acquisition value of Providence Journal's broadcasting operations versus the acquisition values of the companies to which Providence Journal's broadcasting operations were being compared. Bear Stearns advised the Providence Journal Board that, in considering and analyzing the Precedent Broadcasting Transactions, the Providence Journal Board should consider the size, demographic, and economic characteristics of the markets of each broadcasting company, their network affiliations and the competitive environment in which they operate. Bear Stearns' analysis of the Precedent Broadcasting Transactions indicated that the range of Enterprise Value (defined as market value of equity plus Net Debt) to Broadcasting Cash Flow multiples was 8.6x to 25.9x estimated current fiscal year Broadcasting Cash Flow, yielding an arithmetic mean of 14.1x, and 7.9x to 14.6x projected next fiscal year Broadcasting Cash Flow, yielding an arithmetic mean of 11.3x. Bear Stearns noted that excluding News Corp.'s acquisition of New World Communications Group, the arithmetic means of the current and next fiscal year Broadcasting Cash Flow for the Precedent Broadcasting Transactions would have been 12.6x and 10.8x, respectively. Bear Stearns compared such valuation multiples for the Precedent Broadcasting Transactions to an imputed range of 14.1x to 17.5x estimated 1996 and 13.3x to 16.6x projected 1997 Broadcasting Cash Flow (at Assumed New Belo Stock Prices of $33.00 to $49.00) as determined in the Providence Journal Segment Valuation Analysis described above and noted that the imputed Providence Journal transaction multiples compared favorably to the Precedent Broadcasting Transactions. Bear Stearns indicated that this was one of the primary factors in assessing the fairness, from a financial point of view, of the Merger.

     Bear Stearns compared certain operating and financial information for Providence Journal's and Belo's television broadcasting operations to certain publicly available operating, financial, trading and valuation information of four selected television broadcasting companies, which, in Bear Stearns' judgment, were comparable to Providence Journal's broadcasting operations for purposes of this analysis. These companies included Granite Broadcasting Corporation, LIN Television Corporation, Sinclair Broadcast Group, Inc. and Young Broadcasting, Inc. (collectively, the "Comparable Broadcasting Companies"). Bear Stearns also reviewed and analyzed, but excluded from the group of Comparable Broadcasting Companies, three additional publicly traded television broadcasting companies due to either takeover speculation surrounding the stock (Argyle Television, Inc.) or recently announced transactions that led to their inclusion in the list of Precedent Broadcasting Transactions (New World Communications Group and Renaissance Communications Corp.). Bear Stearns' analysis of the Comparable Broadcasting Companies indicated that the Comparable Broadcasting Companies were trading in a range of Enterprise Value to estimated 1996 and projected 1997 Broadcasting Cash Flow of 9.4x to 11.3x and 9.0x to 11.0x, respectively, with arithmetic means of 10.8x and 10.1x, respectively. Bear Stearns noted that for purposes of estimating the range of Assumed New Belo Stock Prices in the Transaction Valuation Matrix, it compared these valuation multiples for the Comparable Broadcasting Companies to the segment multiples in the New Belo Segment Valuation Analysis discussed above.

     Analysis of Selected Precedent M&A Transactions and Publicly Traded Companies -- Newspaper Publishing. Bear Stearns reviewed and analyzed the publicly available financial terms of five selected recent merger and acquisition transactions in the newspaper publishing industry which, in Bear Stearns' judgment, were reasonably comparable to the Merger, and compared the financial terms of such transactions to those of the Merger for purposes of this analysis. These five transactions included: (i) Media General, Inc.'s acquisition of Worrell Enterprises, Inc.; (ii) McClatchy Newspapers, Inc.'s acquisition of Raleigh News & Observer; (iii) Knight-Ridder, Inc.'s acquisition of Lesher Communications, Inc.; (iv) The New York Times Company's acquisition of Affiliated Publications, Inc.; and (v) Gannett Co., Inc.'s acquisition of Persis Group (collectively, the "Precedent Newspaper Transactions"). Bear Stearns reviewed the prices paid in the Precedent Newspaper Transactions and analyzed various operating and financial information and imputed valuation multiples and ratios. Bear Stearns noted that none of the Precedent Newspaper Transactions was identical to the Merger and that, accordingly, any analysis of the Precedent Newspaper Transactions necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that would necessarily affect the acquisition value of Providence Journal's newspaper operations versus the acquisition values of the companies to which Providence Journal's newspaper operations were being compared. Bear Stearns advised the Providence Journal Board that, in considering and analyzing the Precedent Newspaper Transactions, the Providence Journal Board should consider the size, demographic, and economic characteristics of the markets of each newspaper company and the competitive environment in which they operate. Bear Stearns' analysis of the Precedent Newspaper Transactions indicated that the range of Enterprise Value to Newspaper Cash Flow multiples was 13.0x to 15.0x estimated current fiscal year Newspaper Cash Flow, yielding an arithmetic mean of 14.1x, and 9.0x to 14.0x projected next fiscal year Newspaper Cash Flow, yielding an arithmetic mean of 11.9x. Bear Stearns compared such valuation multiples for the Precedent Newspaper Transactions to an imputed range of 12.7x to 15.9x estimated 1996 and 9.9x to 12.4x projected 1997 Newspaper Cash Flow (at Assumed Belo Prices of $33.00 to $49.00) as determined in the Providence Journal Segment Valuation Analysis described above and noted that the imputed Providence Journal transaction multiples compared favorably to the Precedent Newspaper Transactions. Bear Stearns indicated that this was one of the primary factors in assessing the fairness, from a financial point of view, of the Merger.

     Bear Stearns compared certain operating and financial information for Providence Journal's and Belo's newspaper publishing operations to certain publicly available operating, financial, trading and valuation information of seven selected newspaper publishing companies, which, in Bear Stearns' judgment, were comparable to Providence Journal's newspaper publishing operations for purposes of this analysis. These companies included Central Newspapers, Inc., Dow Jones & Company, Inc., Knight-Ridder, Inc., McClatchy Newspapers, Inc., The New York Times Company, The Times Mirror Company and The Washington Post Company (collectively, the "Comparable Newspaper Companies"). Bear Stearns also identified two additional publicly traded newspaper companies that were excluded from the group of Comparable Newspaper Companies due to the high amount of broadcasting and other revenues as a percent of total revenues at those companies (Gannett Co., Inc. and Tribune Company). Bear Stearns' analysis of the Comparable Newspaper Companies indicated that the Comparable Newspaper Companies were trading in a range of Enterprise Value to estimated 1996 and projected 1997 Newspaper Cash Flow of 6.9x to 8.6x and 5.9x to 7.5x, respectively, with arithmetic means of 7.7x and 6.8x, respectively. Bear Stearns noted that for purposes of estimating the range of Assumed New Belo Stock Prices in the Transaction Valuation Matrix, it compared these valuation multiples for the Comparable Newspaper Companies to the segment multiples in the New Belo Segment Valuation Analysis discussed above.

     Analysis of Selected Precedent M&A Transactions -- Cable Programming. Bear Stearns reviewed and analyzed the publicly available financial terms of ten selected recent merger and acquisition transactions in the cable programming industry which, in Bear Stearns' judgment, were reasonably comparable to the Merger, and compared the financial terms of such transactions to those of the Merger for purposes of this analysis. These ten transactions included: (i) Hearst Corporation's-CapCities/ABC, Inc.'s acquisition of 33% of Lifetime Television; (ii) Cablevision Systems Corporation's acquisition of 50% of American Movie Classics Company; (iii) Landmark Communications, Inc.'s acquisition of The Travel Channel; (iv) USA Network's acquisition of Sci-Fi Channel; (v) CNBC's acquisition of Financial News Network; (vi) Discovery Communications, Inc.'s acquisition of The Learning Channel; (vii) Hearst Corporation's acquisition of 20% of ESPN; (viii) Opryland USA's acquisition of Country Music Television; (ix) International Family Entertainment, Inc.'s acquisition of The Family Channel; and (x) Cox Enterprises, Inc.'s-Newhouse's-Tele-Communications, Inc.'s acquisition of The Discovery Channel (collectively, the "Precedent Programming Transactions"). Bear Stearns reviewed the prices paid in the Precedent Programming Transactions and analyzed various operating and financial information and imputed valuation multiples and ratios. Bear Stearns noted that none of the Precedent Programming Transactions were identical to the Merger and that, accordingly, any analysis of the Precedent Programming Transactions necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that would necessarily affect the acquisition value of the Providence Journal's programming operations versus the acquisition values of the companies to which Providence Journal's programming operations were being compared. Bear Stearns advised the Providence Journal Board that, in considering and analyzing the Precedent Programming Transactions, the Providence Journal Board should consider the genre, size, demographic and economic characteristics of each programming company, their cable affiliations and the competitive environment in which they operate. Bear Stearns' analysis of the Precedent Programming Transactions indicated that the range of Enterprise Value to subscriber multiples was $2.08 to $16.22, yielding an arithmetic mean of $7.75, as compared to an imputed range of $13.19 to $16.47 per subscriber (at Assumed Belo Stock Prices of $33.00 to $49.00) as determined in the Providence Journal Segment Valuation Analysis described above. Bear Stearns noted that the imputed Providence Journal transaction multiples compared favorably to the Precedent Programming Transactions and indicated that this was one of the primary factors in assessing the fairness, from a financial point of view, of the Merger.

     Relative Contribution Analysis. Bear Stearns calculated the relative contribution by each of Providence Journal and Belo to the combined company with respect to, among other things, market value of equity, Enterprise Value, revenue, EBITDA (defined below), EBITDA excluding programming and other operations (due to cash flow losses related to the start-up of Providence Journal's programming businesses) and net income. Bear Stearns' relative contribution analysis assumed the sale of KIRO-TV, which Belo expects to swap or divest in order to consummate the Merger, and did not take into account any potential synergies which could result from the Merger. The results of this analysis indicated that Providence Journal would contribute 34.1% and 33.1% of combined company's market value of equity and 33.8% and 33.0% of combined company's Enterprise Value based on closing prices as of September 18, 1996 and the average closing price over the 20 trading days ended September 18, 1996, respectively. In addition, this analysis indicated that Providence Journal would contribute a projected 20.9% and 25.6% of combined company's EBITDA and 28.1% and 30.8% of combined company's EBITDA excluding programming and other operations in 1996 and 1997, respectively. By way of comparison, Bear Stearns observed that the consideration to be received by the holders of Providence Journal Common Stock equates to a 35.4% economic interest and a 16.3% voting interest in the combined company. Bear Stearns noted that the receipt by the holders of Providence Journal Common Stock of a greater economic interest in the combined company than their contribution to market value of equity, Enterprise Value, EBITDA or EBITDA excluding programming and other operations, coupled with the receipt of $12.33 in cash for each of their shares of Providence Journal Common Stock, was one of the primary factors in assessing the fairness, from a financial point of view, of the Merger.

     Pro Forma Financial Analysis of the Merger. Bear Stearns reviewed and analyzed certain pro forma financial impacts of the Merger on New Belo. Assuming the sale of KIRO-TV for $200 million and $25 million of operating synergies resulting from the Merger, combined 1997 revenue, EBITDA and Providence Journal EBIT were projected to be $1.23 billion, $365.8 million and $274.0 million, respectively. Excluding programming and other operations, these statistics were projected to be $1.15 billion, $391.0 million and $305.2 million, respectively. Applying these same assumptions, New Belo's total debt to total capitalization, total debt to estimated 1996 EBITDA and projected 1997 EBITDA to projected 1997 interest expense were calculated to be 40.2%, 3.8x and 5.1x, respectively. Bear Stearns calculated that the equivalent New Belo annual dividend per each existing share of Providence Journal Common Stock would be $0.23 based on Belo's existing dividend level of $0.44 per share of Belo Common Stock and the assumption that stockholders of Providence Journal elect to receive the Mixed Consideration (i.e., 0.5333 shares of Belo Series A Common Stock plus $12.33 per share in cash).

     Bear Stearns also analyzed the accretion/(dilution) to earnings per share and after-tax cash flow per share, assuming the sale of KIRO-TV for $200 million both with and without the assumed $25 million of synergies. Earnings per share and after-tax cash flow per share accretion/(dilution), including the benefit of the assumed $25 million of synergies, were respectively projected to be (48.7%) and (13.9%) in 1997, (28.1%) and (1.1%) in 1998 and (15.3%) and 7.3% in 1999.
Earnings per share and after-tax cash flow per share accretion/(dilution), excluding any potential synergies, were respectively projected to be (59.4%) and (21.6%) in 1997, (37.8%) and (8.0%) in 1998 and (25.2%) and 0.0% in 1999. In
performing such accretion/(dilution) analyses, Bear Stearns did not take into account any share repurchases which might be effected by Belo due to inherent uncertainties as to the timing, amount and repurchase prices associated with such share repurchases. With regard to the aforementioned accretion/(dilution) analyses, Bear Stearns focused on the after-tax cash flow impact on New Belo due to the fact that media companies tend to trade in the public equity markets more so on the basis of operating cash flow than reported net income (which in the case of New Belo would be significantly diluted by the creation of transaction-related goodwill). Because of the near-term dilution of after-tax cash flow per share and earnings per share, Bear Stearns noted that there might be some downward pressure on the price of New Belo Common Stock relative to prevailing market levels. Accordingly, in assessing the fairness of the Merger, from a financial point of view, Bear Stearns included in its Transaction Valuation Matrix various Assumed New Belo Stock Prices which were below the closing price for Belo Series A Common Stock on September 23, 1996.

     Other Analyses. Bear Stearns conducted such other analyses as it deemed necessary, including reviewing historical and projected financial and operating data for both Providence Journal and Belo and selected investment research reports on each of Providence Journal and Belo, including information pertaining to the

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

estimated revenues and operating cash flow for each of the operating segments, and reviewing available information regarding the individual and institutional holdings of Providence Journal Common Stock and Belo Common Stock.

     Pursuant to the terms of its engagement letter, dated September 3, 1996, Providence Journal has paid Bear Stearns an initial cash retainer fee of $100,000 and has further agreed to pay Bear Stearns 0.472% of the total consideration to be received by the holders of Providence Journal Common Stock plus net debt assumed in connection with the Merger upon its consummation. Based on the closing price for Belo Series A Common Stock on January 3, 1997 (the latest date practicable prior to the printing of this Joint Proxy Statement/Prospectus), the total amount of such Advisory Fee would be $7,693,558. Pursuant to the terms of its engagement and in addition to the $100,000 initial cash retainer fee, Bear Stearns earned $2,073,182 upon providing its opinion to the Providence Journal Board on September 26, 1996. Of such fees already received by Bear Stearns, $2,073,182 shall be credited against the total Advisory Fee due to Bear Stearns upon consummation of the Merger. Providence Journal also has agreed to reimburse Bear Stearns for its reasonable out-of-pocket expenses, including fees and expenses of its legal counsel, and to indemnify Bear Stearns and certain related persons against certain liabilities, including liabilities under the Federal securities laws, relating to or arising out of its engagement.

     Bear Stearns has been previously engaged by Providence Journal to provide certain investment banking and financial advisory services in connection with its IPO on June 24, 1996, and the Spin-Off and Continental Merger. During the last two years, Bear Stearns earned compensation with respect to all such services, other than the fees described in the preceding paragraph, of approximately $8,500,000. In the ordinary course of business, Bear Stearns may actively trade the equity securities of Providence Journal and/or Belo for its own account and for the account of its customers and, accordingly, may at any time hold a long or short position in such securities.

     Bear Stearns is an internationally recognized investment banking firm and was selected as financial advisor to Providence Journal in connection with the Merger and asked to assist Providence Journal in the Merger negotiations and render its opinion in connection with the Merger based on Bear Stearns' qualifications, expertise and reputation in providing advice to companies in the media and communications industries as well as its familiarity with Providence Journal and Belo. As part of its investment banking business, Bear Stearns is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     This Joint Proxy Statement/Prospectus contains forward-looking statements that are subject to risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of operations of Belo and Belo Holdings set forth under "RISK FACTORS," "-- Recommendation of Belo Board; Belo's Reasons for the Merger," "-- Recommendation of Providence Journal Board; Providence Journal's Reasons for the Merger," "-- Fairness Opinions," "-- Regulatory Approvals," "BUSINESS OF BELO," "BUSINESS OF PROVIDENCE JOURNAL" AND "PROVIDENCE JOURNAL MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and those preceded by, followed by or that include the words "believes," "expects," "anticipates" or similar expressions. For those statements, each of Belo and Providence Journal claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Stockholders should understand that the following important factors, in addition to those discussed elsewhere in this Joint Proxy Statement/Prospectus and in the documents which are incorporated by reference, could affect the future results of Belo, Providence Journal and Belo Holdings, and could cause those results to differ materially from those expressed in each forward-looking statement: material adverse changes in economic conditions in the markets served by the companies; a significant delay in the expected closing of the Merger; future regulatory actions and conditions in the companies' operating areas; the possibility that currently unanticipated difficulties may arise in integrating the operations of two major corporations; the risk that cost savings and synergies expected from combining the operations of the two companies may not be realized and competition from others in the newspaper and broadcast television markets served by the companies.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendations of the Belo Board and the Providence Journal Board with respect to the Merger Agreement and the transactions contemplated thereby, stockholders of Belo and Providence Journal should be aware that certain members of the management of Providence Journal and the Providence Journal Board have certain interests in the Merger that are different from, or in addition to, the interests of stockholders of Providence Journal generally.

     Directors and Officers. The Merger Agreement provides that, promptly following the Effective Time, the Belo Board will elect Mr. Hamblett and three other current members of the Providence Journal Board to be directors of Belo. Two of the three as yet undetermined directors will be elected to serve as Class I and Class III directors with their terms expiring at the annual meetings of Belo stockholders in 1999 and 1998, respectively, with no obligation by the Belo Board to renominate either person thereafter. Mr. Hamblett and the third undetermined member will be included in Belo's slate of nominees for election as long as each such person is willing and able to serve, subject to the then-existing normal retirement age policy of the Belo Board. Replacements for Mr. Hamblett and such member will be either current members of the Providence Journal Board or other persons resident in New England who in each case are familiar with Rhode Island and the Providence Journal-Bulletin and its history. The Merger Agreement also provides that, from and after the Effective Time, the Board of Directors of Providence Journal Newspaper Co. (the "Providence Journal Newspaper Co. Board") will consist of the current members of the Providence Journal Board, other than the three undetermined members of the Providence Journal Board who will be elected to serve on the Belo Board and that Mr. Hamblett will serve as Chairman and Chief Executive Officer of Providence Journal Newspaper Co. and Publisher of the Providence Journal Newspapers (defined below). For a period of one year after the Effective Time, members of the Providence Journal Newspaper Co. Board will receive the same annual retainer and meeting fees as they currently receive from Providence Journal with appropriate consideration for the period thereafter to be determined. See "MANAGEMENT OF BELO AND PROVIDENCE JOURNAL NEWSPAPER CO. AFTER THE MERGER."

     Indemnification; Directors and Officers Insurance. The Merger Agreement provides that all rights to indemnification for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors, officers, employees or agents of Providence Journal and its subsidiaries shall survive the Merger and shall continue for a period of not less than six years following the Effective Time, provided that rights to indemnification in respect of any claim asserted within such period shall continue until final disposition of any and all such claims. Belo has guaranteed the foregoing indemnification obligations of Belo Holdings. In addition, from and after the Effective Time, Belo has agreed to indemnify all such persons to the fullest extent permitted by applicable law against any liability or expense incurred in connection with all acts and omissions arising out of such individuals' services as officers, directors, employees or agents of Providence Journal or any of its subsidiaries or as trustees or fiduciaries of any plan for the benefit of employees or directors of, or otherwise on behalf of, Providence Journal or any of its subsidiaries, occurring at or prior to the Effective Time, including the transactions contemplated by the Merger Agreement. The Merger Agreement further provides that Belo will cause to be maintained for a period of not less than six years following the Effective Time Providence Journal's current directors' and officers' liability insurance and indemnification policy to the extent that it provides coverage for events occurring prior to or at the Effective Time (or any equivalent substitute therefor), provided that Belo will not be required to expend more than 200% of the last annual premium paid by Providence Journal prior to September 26, 1996 to procure such insurance. See "THE MERGER AGREEMENT -- Certain Covenants -- Indemnification and Insurance."

     Existing Severance Agreements and Similar Arrangements. Messrs. Hamblett, Clifford, Sutton, Hammond, Matlack, Bowers, Isaacs, McTear, Rawson, Stark, Dyson and Colucci, all of whom are executive officers of Providence Journal, are parties to severance agreements (the "Existing Severance Agreements") with Providence Journal which provide that if termination of such executive's employment occurs within a two-year period (with respect to Messrs. Isaacs, McTear, Dyson, Colucci and Stark) or a three-year period (with respect to Messrs. Hamblett, Clifford, Sutton, Hammond, Matlack, Bowers and Rawson) following a change in control of Providence Journal and such termination is by Providence Journal (or its successor) other than "for cause" (as defined in the Existing Severance Agreements) or by the executive for "good reason" (as defined in the Existing Severance Agreements), the executive will be entitled to receive, among other things, a multiple equal to (i) three in the case of Messrs. Hamblett, Clifford, Bowers, Matlack, Hammond and Sutton, (ii) two in the case of Mr. Rawson and (iii) one and one-half in the case of Messrs. Isaacs, McTear, Dyson, Colucci and Stark times the sum of such executive's highest annual base salary in effect at any time during the three-year period immediately preceding his termination (including any amount contributed by Providence Journal on his behalf to The Providence Journal Qualified Compensation Deferral Plan) and (a) the average cash bonus received from Providence Journal for the three most recent full fiscal years preceding the year of termination or the target bonus immediately preceding his termination, whichever is higher, in the case of Messrs. Hamblett, Clifford, Bowers, Matlack, Hammond, Sutton and Rawson or (b) the target bonus immediately preceding his termination in the case of Messrs. Isaacs, McTear, Dyson, Colucci and Stark. In addition, the Existing Severance Agreements provide that all amounts accrued by each executive under the terms of The Providence Journal Company & Subsidiaries Deferred Compensation Plan, the Management Incentive Compensation Plan, the Long Term Incentive Plan or any similar compensation or benefit plans, will vest upon a change in control, and will be paid to such executive in connection with such executive's termination of employment. The Existing Severance Agreements also provide for the continuation of health, medical and life insurance coverage and other employee welfare plans and programs for each executive after termination of employment until (i) the earlier of the first anniversary of the date of termination or his eligibility for comparable benefits with another employer (with respect to Messrs. Isaacs, McTear, Dyson, Colucci and Stark), (ii) the earlier of the second anniversary of the date of termination or his eligibility for comparable benefits with another employer (with respect to Mr. Rawson) or (iii) the earlier of the third anniversary of the date of termination or his eligibility for comparable benefits with another employer (with respect to Messrs. Hamblett, Clifford, Sutton, Hammond, Matlack and Bowers). The Existing Severance Agreements confer no benefits prior to a "change in control" (as defined therein). In the event that any payments received by such executives in connection with a change in control are subject to the excise tax imposed upon certain change in control payments under Federal tax laws, the Existing Severance Agreements for such executives provide for an additional payment sufficient to restore the executive to the same after-tax position the executive would have been in if the excise tax had not been imposed. Notwithstanding the foregoing, if the sum of all payments does not exceed 110% of the greatest amount that could be paid to the executive without giving rise to any excise tax, then payments received in connection with a change in control will be reduced to the extent necessary to avoid the imposition of any such excise tax. Under all of the Existing Severance Agreements, the Merger will constitute a change in control and, without limiting any executive's rights under the Existing Severance Agreements, any change in certain conditions of employment, including compensation, benefits, work location, location of corporate headquarters, travel requirements, title, authorities or duties of such executive following the Merger from those in effect prior to the Merger will constitute "good reason" for such executive to terminate his Existing Severance Agreement. Belo has agreed to cause Belo Holdings to assume and agree to perform Providence Journal's obligations under all employment, severance, consulting and other compensation contracts between Providence Journal or any of its subsidiaries and any current or former director, officer or employee thereof, including the Existing Severance Agreements. See "THE MERGER
AGREEMENT -- Certain Covenants -- Employment Benefits."

     Other Providence Journal Plans. As described below, Providence Journal maintains for the benefit of the members of the Providence Journal Board and its executive officers certain benefit plans or arrangements containing provisions that will become operative upon a change in control of Providence Journal.

     As described herein under "THE MERGER AGREEMENT -- Certain
Covenants -- Providence Journal Employee Stock Options and Incentive Unit Plan," the Merger Agreement provides that all outstanding employee or director options to purchase shares of Providence Journal Common Stock will be cancelled and, at the Effective Time, Belo Holdings will pay to each holder of any such option, whether or not then vested or exercisable, an amount in cash determined by multiplying (i) the excess of the Per Share Cash Amount over the applicable exercise price of such option by (ii) the number of shares of Providence Journal Common Stock subject to such option. All directors and all executive officers listed above have options under which they will receive the foregoing benefit.

     Under Providence Journal's Supplemental Retirement Plan, which is a nonqualified defined benefit plan maintained for the purpose of providing income to certain employees of Providence Journal, including most of the executive officers listed above, all nonvested benefits accrued under such plan will become fully vested upon a "change of control" (as defined therein). The consummation of the Merger will constitute a change of control under such plan.

     Value of Consideration to be Received. The amount of all such benefits which may be received, in the aggregate for all directors and executive officers as a group and on an individual basis for each director and executive officer who may receive benefits greater than $100,000 in value in connection with the Merger that are different from, or in addition to, the interest of Providence Journal stockholders generally, including all termination, resignation, change of control or other similar payments, insurance premiums and any options that become exercisable as a result of the Merger, is, for Messrs. Hamblett, Clifford, Sutton, Hammond, Matlack, Bowers, Rawson, Isaacs, McTear, Stark, Dyson and Colucci, $7,049,705, $3,144,766, $1,804,203, $2,620,088, $2,585,664,
$1,993,659, $557,416, $532,227, $1,126,640, $686,106, $497,804 and $323,567,
respectively; for director and former executive officer Trygve Myhren, $758,217; and for all directors and executive officers as a group, $24,465,240. The amounts included in the above numbers in connection with the cancellation of all outstanding employee and director stock options are based on an assumed Valuation Period Stock Price of $34.75.

ACCOUNTING TREATMENT

     The Merger will be accounted for under the purchase method of accounting, in accordance with generally accepted accounting principles. Under the purchase method of accounting, the purchase price of Providence Journal, including direct costs of the Merger, will be allocated to the tangible assets acquired and liabilities assumed based on their estimated relative fair market values, with the excess purchase consideration allocated to intangible assets. The results of Belo's operations will include the results of operations of Providence Journal commencing at the Effective Time.

     The Unaudited Pro Forma Combined Condensed Financial Statements appearing elsewhere in this Joint Proxy Statement/Prospectus are based on certain assumptions and allocate the purchase price to assets and liabilities based upon preliminary estimates of their respective fair market values. The unaudited pro forma adjustments and combined amounts are included for informational purposes only. If the Merger is consummated, Belo's financial statements will reflect the effects of acquisition adjustments only from the Effective Time. The actual allocation of the purchase price may differ significantly from the allocation reflected in the Unaudited Pro Forma Combined Condensed Financial Statements.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  In General

     Belo and Providence Journal have received opinions dated as of the date of this Joint Proxy Statement/Prospectus, and consummation of the Merger is conditioned upon Belo and Providence Journal receiving opinions dated as of the Closing Date, from Gibson, Dunn & Crutcher LLP, counsel to Belo, and Wachtell, Lipton, Rosen & Katz, special counsel to Providence Journal, that the Merger will be treated for Federal income tax purposes as a "reorganization" within the meaning of Section 368(a) of the Code and that Belo, Finance and Providence Journal will each be a party to that reorganization within the meaning of
Section 368(b) of the Code. No rulings have been requested from the Internal Revenue Service (the "Service") with respect to any of the matters discussed herein, and the opinions of counsel described above are not binding on the Service.

  Consequences to Holders of Providence Journal Common Stock

     Gain Recognition. Except as discussed below under "-- Fractional Shares," a holder of shares of Providence Journal Common Stock who exchanges such shares solely for shares of Belo Series A Common Stock would recognize neither gain nor loss on such exchange. Gain, if any, realized by a holder of shares of Providence Journal Common Stock upon the exchange of such shares for a combination of shares of Belo

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

Series A Common Stock and cash would be recognized to the extent of the lesser of the amount of gain realized or the amount of cash received, but no loss would be recognized by such holder on such exchange. A holder of shares of Providence Journal Common Stock who receives only cash in the Merger would recognize any gain realized and, as more fully described below, likely would be permitted to recognize any loss realized.

     Character of Gain. The treatment of the gain recognized upon the receipt of cash depends on the particular facts and circumstances relating to each holder. For Federal income tax purposes, a holder of shares of Providence Journal Common Stock receiving shares of Belo Series A Common Stock and cash will be treated as
(i) having received solely shares of Belo Series A Common Stock in exchange for such shares and (ii) having a portion of such shares of Belo Series A Common Stock redeemed. Under Section 302 of the Code, if such redemption (i) is "not essentially equivalent to a dividend" with respect to a holder or (ii) results in a "substantially disproportionate" redemption of such holder's equity interest in Belo, then the cash received by such holder will be treated as having been received in an exchange of his shares of Providence Journal Common Stock on which his gain would be recognized in substantially the same manner as such gain would be on the sale or exchange of such shares of Providence Journal Common Stock, i.e., such gain would be capital gain, provided that such shares of Providence Journal Common Stock were held as a capital asset as of the Effective Time, and would be long-term capital gain if such shares of Providence Journal Common Stock were held for more than one year.

     In applying these redemption tests to a holder of shares of Providence Journal Common Stock who receives a combination of shares of Belo Series A Common Stock and cash in exchange for such shares, certain attribution rules, pursuant to which shares of Belo Series A Common Stock owned by certain family members and certain related entities will be treated as owned by such holder, apply to determine stock ownership. The deemed redemption will be "substantially disproportionate" with respect to a holder if (i) the percentage of outstanding shares of Belo Series A Common Stock owned by such holder immediately after the deemed redemption is less than (ii) eighty percent of the percentage of the outstanding shares of Belo Series A Common Stock deemed owned by such holder immediately before the deemed redemption. If the deemed redemption from a holder fails to satisfy the "substantially disproportionate" test, such holder may nonetheless satisfy the "not essentially equivalent to a dividend" test. A distribution to a holder will not be "essentially equivalent to a dividend" if it results in a "meaningful reduction" in such holder's stock interest in Belo. If a holder with a relatively minimal stock interest in Belo and no exercise of control over corporate affairs suffers a reduction in his proportionate interest in Belo as a result of the deemed redemption, that holder should be regarded as having suffered a meaningful reduction of his interest in Belo.

     If none of the tests under Section 302 of the Code giving rise to exchange treatment is satisfied in respect of the deemed redemption, the holder of shares of Providence Journal Common Stock who exchanges such shares for a combination of shares of Belo Series A Common Stock and cash will be treated as having a taxable distribution with respect to his shares of Belo Series A Common Stock. Such distribution will be in an amount that generally will be equal to the amount of cash received in the deemed redemption (but not in excess of the gain realized on the exchange pursuant to the Merger), and will be treated as a dividend to the extent of such holder's allocable portion of the accumulated earnings and profits (as determined for Federal income tax purposes) of Providence Journal. If the amount of such distribution exceeds such holder's allocable portion of Providence Journal's accumulated earnings and profits, the excess then will be treated as gain from the sale or exchange of such shares of stock. If such distribution is taxable as a dividend to a corporate holder, it may be subject to the "extraordinary dividend" provisions of Section 1059 of the Code.

     The character of gain recognized, as well as the ability to recognize any loss realized, by a holder of shares of Providence Journal Common Stock who receives only cash in the Merger may be determined under the redemption rules discussed above, although the tests described may be applied as if the shares of Providence Journal Common Stock were redeemed immediately before the Merger, rather than as described above. In either case, provided that the redemption of the holder's shares satisfies one of the tests described above, or such redemption results in a "complete termination" of such holder's interest, generally determined with reference to the attribution rules described above, such holder would be permitted to recognize loss, as well as be required to recognize any gain, realized on the exchange. Such gain or loss would be capital gain or loss, provided that the shares of Providence Journal Common Stock were held as a capital asset as of the Effective

Time, and would be long-term capital gain or loss if such shares of Providence Journal Common Stock were held for more than one year. If such tests were not satisfied, the cash received by such holder could be treated as a dividend (to the extent of such holder's allocable portion of current and accumulated earnings and profits), and such holder may not be permitted to recognize any loss although, in such event, a holder might nonetheless assert successfully that such tests are inapplicable and that he is entitled to the sale or exchange treatment described above. Holders of Providence Journal Common Stock are urged to consult their own tax advisors regarding the receipt solely of cash in the Merger.

     Fractional Shares. Cash received by a holder of shares of Providence Journal Common Stock in lieu of any fractional share interest in Belo Series A Common Stock will result in the recognition of gain or loss for Federal income tax purposes, measured by the difference between the amount of cash received and the portion of the adjusted tax basis of Providence Journal Common Stock allocable to such fractional share interest. Such gain or loss will be capital gain or loss, provided that such Providence Journal Common Stock was held as a capital asset as of the Effective Time, and will be long-term capital gain or loss if such Providence Journal Common Stock was held for more than one year.

     Tax Basis and Holding Period. The tax basis of the shares of Belo Series A Common Stock received by holders of shares of Providence Journal Common Stock upon the exchange of such shares pursuant to the Merger will be the same as the tax basis of the shares of Providence Journal Common Stock exchanged (less any portion of such basis allocable to any fractional share interest in any share of Belo Series A Common Stock for which cash is received), increased by the amount of any gain recognized (whether treated as capital gain or a dividend) and decreased by the amount of any cash received. The holding period of such shares of Belo Series A Common Stock will include the period that such shares of Providence Journal Common Stock were held by the holder, provided that such shares of Providence Journal Common Stock were held as a capital asset as of the Effective Time.

     Reporting Requirements. A holder of shares of Providence Journal Common Stock who exchanges such shares for shares of Belo Series A Common Stock or a combination of such stock and cash pursuant to the Merger will be required to retain records and file with such holder's Federal income tax return a statement setting forth all relevant facts in respect of the nonrecognition of gain or loss upon such exchange. The statement is required to include (i) such holder's basis in the shares of Providence Journal Common Stock surrendered and (ii) the value of Belo Series Common A Stock (using fair market value as of the Effective
Date) and the amount of any cash received in the Merger.

  Effects on the Spin-Off

     Pursuant to the Continental Merger Agreement, Providence Journal is required to indemnify Continental for all Federal income tax liabilities of Old PJC and its subsidiaries for periods ending on or before the Continental Closing Date, including any income tax liabilities resulting from the failure of the Spin-Off and the Continental Merger to qualify as tax free under Sections 355 and 368 of the Code, unless such failure to qualify is attributable to certain actions of Continental taken without the consent of Providence Journal. Providence Journal has received an opinion from Wachtell, Lipton, Rosen & Katz, and consummation of the Merger is conditioned on receipt of an opinion dated as of the Effective Time, that the Merger will not have an adverse impact on such qualification of the Spin-Off and the Continental Merger. Such opinions are not binding on the Service. Were the Service to assert successfully a contrary position, there would be a material adverse effect on Providence Journal or, after the Merger, Belo.

  Treatment of Providence Journal, Belo and Finance

     Based upon the advice of their respective counsel, Providence Journal and Belo believe that no gain or loss will be recognized by Providence Journal, Belo or Finance as a result of the Merger.

     THE DISCUSSION SET FORTH ABOVE OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER IS INCLUDED FOR GENERAL INFORMATION ONLY. IT DOES NOT ADDRESS THE STATE, LOCAL OR FOREIGN TAX ASPECTS OF THE MERGER. IN ADDITION, IT DOES NOT DISCUSS THE FEDERAL INCOME TAX CONSIDERATIONS THAT MAY BE RELEVANT TO CERTAIN PERSONS, INCLUDING HOLDERS OF OPTIONS OR WARRANTS, AND MAY NOT APPLY TO CERTAIN HOLDERS SUBJECT TO SPECIAL TAX

RULES, INCLUDING DEALERS IN SECURITIES, FOREIGN HOLDERS AND HOLDERS WHO ACQUIRED THEIR SHARES OF PROVIDENCE JOURNAL COMMON STOCK PURSUANT TO THE EXERCISE OF OPTIONS OR OTHERWISE AS COMPENSATION. THE DISCUSSION IS BASED UPON CURRENTLY EXISTING PROVISIONS OF THE CODE, EXISTING TREASURY REGULATIONS THEREUNDER AND CURRENT ADMINISTRATIVE RULINGS AND COURT DECISIONS. ALL OF THE FOREGOING IS SUBJECT TO CHANGE AND ANY SUCH CHANGE COULD AFFECT THE CONTINUING VALIDITY OF THIS DISCUSSION.

     EACH PROVIDENCE JOURNAL STOCKHOLDER SHOULD CONSULT HIS OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO HIM, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

REGULATORY APPROVALS

     FCC Regulation of Broadcast Stations; FCC Approval Process. Television broadcast stations are subject to the jurisdiction of the FCC under the Communications Act. The Communications Act prohibits the operation of television broadcast stations except under licenses issued by the FCC. The Communications Act further prohibits the assignment of a television broadcast station license or the transfer of control of a television broadcast station licensee without the prior approval of the FCC. Providence Journal (through its subsidiaries) holds licenses for nine television broadcast stations and two satellite stations and programs or will program substantially all of the broadcast time of four other television broadcast stations pursuant to LMAs. Because the Merger will result in the transfer of control for purposes of the Communications Act of the licenses held by Providence Journal's subsidiaries, the prior approval of the FCC is necessary before the Merger may be consummated.

     Upon the filing of an application for consent to the transfer of control of a broadcast station licensee, the FCC will issue an official public notice of the filing of the application. Interested parties have a period of 30 days following issuance of the public notice in which to petition to deny such application. Applications for approval of the transfer of control of Providence Journal to Belo on FCC Form 315 were filed with the FCC on October 18, 1996 (the "FCC Application"). Public notice of the filing was released by the FCC on November 1, 1996. Any petitions to deny the applications were required to be filed with the FCC on or before December 2, 1996. To Belo's and Providence Journal's knowledge, no petitions to deny the FCC Application have been filed with the FCC as of the date of this Joint Proxy Statement/Prospectus. Applications relating to the transfer of control of certain non-broadcast licenses held by Providence Journal (through its subsidiaries) also have been filed with the FCC.

     In reviewing an application for its approval to a transfer of control, the FCC considers whether such transfer will serve the public interest, convenience and necessity, as well as whether the proposed transferee has the requisite legal, financial, technical and other qualifications to operate the licensed entities. Following the grant of FCC approval with respect to such a transfer, the transaction may be consummated by the parties. Any "person who is aggrieved or whose interests are adversely affected" (as such terms are defined in Section 402(b) of the Communications Act) may appeal the FCC's approval of the transfer to the United States Court of Appeals for the District of Columbia Circuit. In addition, under certain circumstances the FCC may reconsider such approval at the request of a third party or on its own motion. In the event the parties to the proposed transfer determine to consummate the transaction prior to the deadline for the filing of an appeal or for reconsideration by the FCC on its own motion or prior to the completion of any FCC or judicial review proceedings, they assume the risk that the FCC's approval could be reversed or modified by the FCC or a reviewing court.

     Television Duopoly Rule. The FCC's rules include "multiple ownership rules" that impose a variety of restrictions on the common ownership or control of interests in television and radio broadcast stations, cable television systems and English language daily newspapers. If an acquisition will result in an acquiror having television broadcast holdings that conflict with applicable ownership limits, the FCC may, in certain cases, grant permanent waivers of the relevant rule or, alternatively, grant temporary waivers in order to afford the acquiror a reasonable period of time following the consummation of the acquisition to come into compliance with applicable law and regulations through the disposition of properties or otherwise. Because the broadcast contours of Providence Journal's KING-TV (Seattle-Tacoma) and Belo's KIRO-TV (Seattle-Tacoma) overlap, the FCC's "television duopoly rule"-- which generally proscribes the common ownership of two or more television stations with overlapping signal contours -- would prohibit common ownership of these stations. Belo does not believe that the FCC would be likely to grant it a permanent waiver of the television duopoly rule with respect to KING-TV and KIRO-TV. However, Belo has requested that the FCC grant it a temporary waiver not to exceed six months after the Effective Time in order to divest KIRO-TV. There can be no assurance that the FCC will grant the requested temporary waiver. Belo has agreed to hold separate, place in trust and/or divest KIRO-TV if necessary to secure the grant by the FCC of the FCC Application on or before the Termination Date. See "THE MERGER
AGREEMENT -- Certain Covenants -- Reasonable Efforts."

     License Grant and Renewal. Currently, television broadcast licenses are granted or renewed for a maximum period of five years. License renewals filed after 1996 will be customarily granted for terms of eight years. At the time an application is made for renewal of a television station license, parties in interest may file petitions to deny the application, and such parties, including members of the public, may comment upon the service the station has provided during the preceding license term. Under the Telecommunications Act, broadcast licenses are required to be renewed by the FCC if its finds that: (i) the station has served the public interest, convenience and necessity; (ii) there have been no serious violations of either the Communications Act or the FCC's rules and regulations by the licensee; and (iii) there have been no violations which, taken together, constitute a pattern of abuse. Pursuant to Section 307(c)(3) of the Communications Act, a station's license continues in effect pending final action on the renewal application by the FCC. If a station's application for license renewal is denied, other parties may thereafter file applications for FCC authorization to operate a station on the same frequency.

     In the vast majority of cases, broadcast licenses are renewed by the FCC even when petitions to deny are filed against license renewal applications. Currently, Providence Journal has pending an application for renewal of the license of WCNC-TV in Charlotte, North Carolina, which was filed on or about August 1, 1996. On November 1, 1996, a petition to deny the WCNC-TV renewal application was filed by the Rainbow-PUSH Action Network, alleging that the station violated the FCC's equal employment opportunity requirements. Providence Journal filed its opposition to this petition on December 2, 1996. Providence Journal is not required to file any other license renewal applications prior to the Termination Date except a renewal application for WHAS-TV in Louisville, Kentucky, which must be filed by April 1, 1997.

     Under normal procedures, the FCC will not grant its consent to the transfer of control of a licensee that is the subject of a pending application for renewal of one or more of its licenses. Accordingly, the parties anticipate that the FCC will act upon the WCNC-TV renewal application contemporaneously with the FCC Applications. In addition, under certain circumstances, the FCC will permit a multi-station transaction, such as the proposed Merger, to proceed while a renewal application remains pending, provided the parties agree to accept the consequences of any action the FCC may take on the renewal application.

     Belo and Providence Journal believe that the FCC will approve the FCC Application, together with Belo's request for a temporary waiver of the multiple ownership rules with respect to KING-TV and KIRO-TV. However, there can be no assurance that such approvals will be forthcoming. It is possible that the FCC could deny the FCC Application, grant it subject to selective pre-Merger or post-Merger divestiture requirements, or otherwise attach conditions to its approval. Belo and Providence Journal cannot predict the timing or outcome of the FCC approval process, including Belo's request for the six month temporary waiver of the multiple ownership rules.

     Antitrust. Under the HSR Act and the rules promulgated thereunder by the FTC, the Merger may not be consummated until notifications have been given and certain information has been furnished to the Antitrust Division and the FTC and specified waiting period requirements have been satisfied. Belo and Providence Journal each filed with the Antitrust Division and the FTC a Notification and Report Form for certain Mergers and Acquisitions (the "Notification and Report Form") with respect to the Merger on October 18, 1996. The initial waiting period for each of these filings expired at 11:59 p.m. (Eastern Standard Time) on November 18, 1996.

     The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the Merger. At any time before or after the Special Meetings, the Antitrust Division or

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

the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the Merger or seeking the divestiture of substantial assets of Providence Journal or its subsidiaries or Belo or its subsidiaries.

     In addition, state antitrust authorities may also bring legal action under state antitrust laws. Such action could include seeking to enjoin the consummation of the Merger or seeking divestiture of certain assets of Belo or Providence Journal. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if such a challenge is made, of the result thereof.

STOCK EXCHANGE LISTING; DELISTING OF PROVIDENCE JOURNAL CLASS A COMMON STOCK

     It is a condition to the Merger that the shares of Belo Series A Common Stock to be issued to Providence Journal stockholders in the Merger shall have been approved for listing on the NYSE, subject only to official notice of issuance. If the Merger is consummated, the Providence Journal Class A Common Stock will cease to be listed on the NYSE.

CERTAIN FEDERAL SECURITIES LAWS CONSEQUENCES

     All shares of Belo Series A Common Stock received by Providence Journal stockholders in the Merger will be freely transferable, except that (i) shares of Belo Series A Common Stock received by persons who are deemed to be "affiliates" (as such term is defined under the Securities Act) of Providence Journal (the "Providence Journal Affiliates") at the time of the Providence Journal Stockholders Meeting may be resold by them only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act or as otherwise permitted under the Securities Act, and (ii) shares of Belo Series A Common Stock received by persons who are deemed to be affiliates of Belo may be resold by them only in transactions permitted by Rule 144 promulgated under the Securities Act or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of Providence Journal and/or Belo, as the case may be, generally include individuals or entities that control, are controlled by, or are under common control with, such person and may include certain officers and directors of such person as well as principal stockholders of such person. The Merger Agreement requires Providence Journal to use reasonable efforts to deliver or cause to be delivered to Belo, prior to the Closing Date, from each person identified by Providence Journal as an affiliate, a letter agreement to the effect that such person will not offer or sell or otherwise dispose of any of the shares of Belo Series A Common Stock issued to such person in the Merger in violation of the Securities Act or the rules and regulations promulgated by the Commission thereunder.

DISSENTERS' RIGHTS

     If the Merger is consummated, a holder of record of Providence Journal Common Stock on the date of making a demand for appraisal, as described below, who (i) continues to hold such shares through the Effective Time, (ii) strictly complies with the procedures set forth under Section 262 of the DGCL ("Section 262") and (iii) has not voted in favor of the Merger will be entitled to have such shares appraised by the Delaware Court of Chancery under Section 262 and to receive payment for the "fair value" of such shares in lieu of the consideration provided for in the Merger Agreement. This Joint Proxy Statement/Prospectus is being sent to all holders of record of Providence Journal Common Stock on the Providence Journal Record Date and constitutes notice of the appraisal rights available to such holders under Section 262. THE STATUTORY RIGHT OF APPRAISAL GRANTED BY SECTION 262 REQUIRES STRICT COMPLIANCE WITH THE PROCEDURES SET FORTH IN SECTION 262. FAILURE TO FOLLOW ANY OF SUCH PROCEDURES MAY RESULT IN A TERMINATION OR WAIVER OF DISSENTERS' RIGHTS UNDER SECTION 262. The following is a summary of certain of the provisions of Section 262 and is qualified in its entirety by reference to the full text of Section 262, a copy of which is attached to this Joint Proxy Statement/Prospectus as Appendix D.

     A holder of Providence Journal Common Stock electing to exercise appraisal rights under Section 262 must deliver a written demand for appraisal for such stockholder's shares to Providence Journal prior to the

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

vote on the Providence Journal Proposal. Such a written demand must reasonably inform Providence Journal of the identity of the stockholder of record and of such stockholder's intention to demand appraisal of his shares. All such demands should be delivered to The Providence Journal Company, Attention: John L. Hammond, Esq., Vice President, General Counsel and Chief Administrative Officer, 75 Fountain Street, Providence, Rhode Island 02902.

     Only a holder of shares of Providence Journal Common Stock on the date of making such written demand for appraisal who continuously holds such shares through the Effective Time is entitled to seek appraisal. Demand for appraisal must be executed by or for the holder of record, fully and correctly, as such holder's name appears on the holder's stock certificates representing shares of Providence Journal Common Stock. If Providence Journal Common Stock is owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if Providence Journal Common Stock is owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a holder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such shares.

     A record holder such as a broker who holds shares of Providence Journal Common Stock as a nominee for beneficial owners, some of whom desire to demand appraisal, must exercise appraisal rights on behalf of such beneficial owners with respect to the shares of Providence Journal Common Stock held for such beneficial owners. In such case, the written demand for appraisal should set forth the number of shares of Providence Journal Common Stock covered by it. Unless a demand for appraisal specifies a number of shares, such demand will be presumed to cover all shares of Providence Journal Common Stock held in the name of such record owner.

     BENEFICIAL OWNERS WHO ARE NOT RECORD OWNERS AND WHO INTEND TO EXERCISE APPRAISAL RIGHTS SHOULD INSTRUCT THE RECORD OWNER TO COMPLY WITH THE STATUTORY REQUIREMENTS WITH RESPECT TO THE EXERCISE OF APPRAISAL RIGHTS BEFORE THE DATE OF THE PROVIDENCE JOURNAL STOCKHOLDERS MEETING.

     Within ten days after the Effective Time, Belo Holdings is required to send notice of the effectiveness of the Merger to each stockholder of Providence Journal who prior to the Effective Time complied with the requirements of
Section 262.

     Within 120 days after the Effective Time, Belo Holdings or any stockholder who has complied with the requirements of Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of Providence Journal Common Stock held by all stockholders seeking appraisal. A dissenting stockholder must serve a copy of such petition on Belo Holdings. If no petition is filed by either Belo Holdings or any dissenting stockholders within such 120 day period, the rights of all dissenting stockholders to appraisal shall cease. Providence Journal stockholders seeking to exercise appraisal rights should not assume that Belo Holdings will file a petition with respect to the appraisal of the fair value of their shares or that Belo Holdings will initiate any negotiations with respect to the fair value of such shares. Belo Holdings is under no obligation to and has no present intention to take any action in this regard. Accordingly, Providence Journal stockholders who wish to seek appraisal of their shares should initiate all necessary action with respect to the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. FAILURE TO FILE THE PETITION ON A TIMELY BASIS WILL CAUSE THE STOCKHOLDER'S RIGHT TO AN APPRAISAL TO CEASE.

     Within 120 days after the Effective Time, any stockholder who has complied with subsections (a) and (d) of Section 262 is entitled, upon written request, to receive from Belo Holdings a statement setting forth the aggregate number of shares of Providence Journal Common Stock not voted in favor of the Merger with respect to which demands for appraisal have been received by Providence Journal and the number of holders of such shares. Such statement must be mailed within ten days after the written request therefor has been received by Belo Holdings or within ten days after expiration of the time for delivery of demands for appraisal under subsection (d) of Section 262, whichever is later.

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

     If a petition for an appraisal is timely filed, at the hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and will appraise the shares of Providence Journal Common Stock owned by such stockholders, determining the fair value of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, to be paid, if any, upon the amount determined to be the fair value. In determining fair value, the court is to take into account all relevant factors. The Delaware Supreme Court has stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceedings. The Delaware Supreme Court has stated that, in making this determination of fair value, the court must consider "market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of the merger which throw any light on future prospects of the merger corporation." The Delaware Supreme Court also held that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter's exclusive remedy.

     Providence Journal stockholders considering seeking appraisal should consider that the fair value of their shares determined under Section 262 could be more, the same or less than the value of the Merger Consideration without the exercise of appraisal rights, and that investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to fair value as determined under Section 262. The cost of the appraisal proceeding may be determined by the Court of Chancery and assessed against the parties as the Court deems equitable in the circumstances. Upon application of a dissenting stockholder, the court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding (including, without limitation, reasonable attorneys' fees and the fees and expenses of experts) be charged pro rata against the value of all shares of the Providence Journal Common Stock entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

     Any Providence Journal stockholder who has fully demanded appraisal in compliance with Section 262 will not, after the Effective Time, be entitled to receive payment of dividends or other distributions on the Providence Journal Common Stock, except for dividends or distributions payable to stockholders of record at a date prior to the Effective Time. Providence Journal has no intention of declaring or paying any dividends on the Providence Journal Common Stock prior to the consummation of the Merger.

     A Providence Journal stockholder may withdraw a demand for appraisal and accept the Merger Consideration at any time within 60 days after the Effective Time, or thereafter may withdraw such demand with the written approval of Belo Holdings. In the event an appraisal proceeding is properly instituted, such proceeding may not be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and any such approval may be conditioned on the terms the Court of Chancery deems just. If after the Effective Time a holder of Providence Journal Common Stock who had demanded appraisal for such shares fails to perfect or loses his right to appraisal, such shares will be treated under the Merger Agreement as if they had been converted as of the Effective Time into the right to receive the Non-Election Consideration.

     IN VIEW OF THE COMPLEXITY OF THESE PROVISIONS OF DELAWARE LAW, ANY PROVIDENCE JOURNAL STOCKHOLDER WHO IS CONSIDERING EXERCISING APPRAISAL RIGHTS SHOULD CONSULT HIS LEGAL ADVISOR.

     See "-- Certain Federal Income Tax Consequences" for a brief description of certain Federal income tax consequences resulting from the receipt of the fair value of appraised shares.

     Holders of Belo Common Stock are not entitled to dissenters' or appraisal rights in connection with the Merger.

FINANCING THE MERGER

     It is expected that the total cash to be paid to Providence Journal stockholders in the Merger will be funded through the use of cash or cash equivalents and short-term investments of Belo available at the time

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

such cash is paid and through new borrowings. It is currently expected that any new borrowings to fund the cash to be paid to Providence Journal stockholders in the Merger will be made through borrowings in the commercial paper market, bank borrowings, borrowings from private or public lenders, or through a combination of the foregoing.

                              THE MERGER AGREEMENT

     The following is a brief summary of the material provisions of the Merger Agreement, a copy of which is attached as Appendix A to this Joint Proxy Statement/Prospectus and is incorporated herein by reference. This summary is qualified in its entirety by reference to the full and complete text of the Merger Agreement.

THE MERGER

     Pursuant to the Merger Agreement and subject to the terms and conditions thereof, Providence Journal will be merged with and into Finance, with Finance as the surviving corporation. As a result of the Merger, Belo Holdings will succeed to the assets, liabilities and businesses of Providence Journal.

     Promptly following the consummation of the Merger, Belo Holdings will transfer to a new, wholly owned subsidiary to be named "The Providence Journal Company" ("Providence Journal Newspaper Co.") all the assets and liabilities of the newspaper operations formerly held by Providence Journal.

     Subject to the terms and conditions of the Merger Agreement, the closing of the transactions contemplated thereby will take place on a date specified by the parties to the Merger Agreement, which will be no later than the second business day after the day on which certain of the conditions set forth therein have been satisfied or waived (assuming the prior satisfaction or waiver of all other conditions set forth therein), unless another date is agreed to by the parties (the "Closing Date"). The Merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware.

MERGER CONSIDERATION

     Conversion of Providence Journal Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Belo, Finance, Providence Journal or the holders of any of the following securities:

          Subject to the limitations and the allocation provisions set forth below, each share of Providence Journal Common Stock issued and outstanding immediately prior to the Effective Time (excluding any treasury shares, shares held directly or indirectly by Belo and Dissenting Shares as to which appraisal rights have been perfected under the DGCL) will be converted into:

             (i) the right to receive a number of shares of Belo Series A Common Stock equal to the sum of (A) 0.5333 and (B) the quotient (calculated to the nearest 0.0001) of $12.33 divided by the Valuation Period Stock Price (such sum, the "Exchange Ratio"),

             (ii)  the right to receive in cash, without interest, the sum of
        (A) $12.33 and (B) the product of 0.5333 and the Valuation Period Stock Price (such sum, the "Per Share Cash Amount"),

             (iii) the right to receive 0.5333 shares of Belo Series A Common Stock and $12.33 in cash, without interest (the "Mixed Consideration"), or

             (iv) the right to receive a combination of shares of Belo Series A Common Stock and cash determined in accordance with the allocation and proration provisions of the Merger Agreement described below;

     provided, however, that, in any event, if between the date of the Merger Agreement and the Effective Time the outstanding shares of Belo Series A Common Stock or Providence Journal Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Exchange Ratio, the Per Share Cash Amount and the Mixed Consideration will be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares. The "Valuation Period Stock Price" means the average of the NYSE closing sale prices for the Belo Series A Common Stock (as reported in The Wall Street Journal or, in the absence thereof, by another authoritative source) for the ten consecutive trading-day period ending on the tenth day immediately prior to the anticipated Closing Date. Each share of Providence Journal Common Stock issued and outstanding immediately prior to the Effective Time (excluding any treasury shares, shares held directly or indirectly by Belo and Dissenting Shares as to which appraisal rights shall have been perfected under the DGCL) will at the Effective Time no longer be outstanding and will automatically be cancelled and retired and will cease to exist, and each Certificate previously evidencing any such shares will thereafter represent the right to receive only the Merger Consideration. The holders of Certificates will cease to have any rights with respect to the shares of Providence Journal Common Stock previously represented thereby, except as otherwise provided herein or by law. Such Certificates shall be exchanged for (A) certificates evidencing whole shares of Belo Series A Common Stock issued in consideration therefor or (B) the Per Share Cash Amount multiplied by the number of shares previously evidenced by the cancelled Certificate or (C) a combination of such certificates and cash, in each case in accordance with the allocation procedures described below and upon the surrender of such Certificates in the manner described in "-- Election Procedure," without interest. No fractional shares of Belo Series A Common Stock will be issued and, in lieu thereof, a cash payment will be made as described below under "-- Fractional Shares."

          The number of shares of Providence Journal Common Stock to be converted into the right to receive cash in the Merger (the "Cash Election Number") will be equal to the product of (i) the aggregate number of shares of Providence Journal Common Stock to be converted in the Merger, which shall be the number of shares of Providence Journal Common Stock issued and outstanding immediately prior to the Effective Time (excluding any treasury shares and shares held directly or indirectly by Belo (the "Providence Journal Common Stock Number")), and (ii) a fraction, the numerator of which is $12.33 and the denominator of which is the Per Share Cash Amount. The number of shares of Providence Journal Common Stock to be converted into the right to receive Belo Series A Common Stock in the Merger (the "Stock Election Number") will be equal to the difference between (i) the Providence Journal Common Stock Number and (ii) the Cash Election Number. The aggregate number of shares of Belo Series A Common Stock constituting the portion of the Aggregate Merger Consideration payable in Belo Series A Common Stock will equal 0.5333 times the Providence Journal Common Stock Number. That portion of the Aggregate Merger Consideration to be paid in cash will equal $12.33 times the Providence Journal Common Stock Number.

          Allocation and Proration. If the sum of the aggregate number of shares covered by Cash Elections (the "Cash Election Shares") and the aggregate number of such shares covered by Mixed Elections (the "Mixed Election Shares") to be acquired for cash (determined by multiplying the number of Mixed Election Shares by a fraction (the "Mixed Election Cash Fraction"), the numerator of which is $12.33 and the denominator of which is the Per Share Cash Amount (such number of shares referred to as the "Mixed Election Cash Shares")) exceeds the Cash Election Number, then:

             (i) all shares of Providence Journal Common Stock covered by Stock Elections (the "Stock Election Shares") and all shares of Providence Journal Common Stock covered by Non-Elections (the "Non-Election Shares") will be converted into the right to receive Belo Series A Common Stock;

             (ii) all Mixed Election Shares will be converted to a right to receive the Mixed Consideration; and

             (iii) each Cash Election Share will be converted into the right to receive (A) an amount of cash, without interest, equal to the product of
        (x) the Per Share Cash Amount and (y) a fraction (the "Cash Fraction"), the numerator of which will be the Cash Election Number minus the number of Mixed Election Cash Shares and the denominator of which will be the total number of Cash Election Shares and (B) a number of shares of Belo Series A Common Stock equal to the product of (x) the Exchange Ratio and
        (y) a fraction equal to one minus the Cash Fraction.

          If the sum of the aggregate number of Stock Election Shares and the aggregate number of Mixed Election Shares to be acquired for stock (determined by multiplying the number of Mixed Election Shares by one minus the Mixed Election Cash Fraction (such shares referred to as the "Mixed Election Stock Shares")) exceeds the Stock Election Number, then:

             (i) all Cash Election Shares and all Non-Election Shares will be converted into the right to receive cash;

             (ii) all Mixed Election Shares will be converted into a right to receive the Mixed Consideration; and

             (iii) each Stock Election Share will be converted into the right to receive (A) a number of shares of Belo Series A Common Stock equal to the product of (x) the Exchange Ratio and (y) a fraction (the "Stock Fraction"), the numerator of which will be the Stock Election Number minus the number of Mixed Election Stock Shares and the denominator of which will be the total number of Stock Election Shares and (B) an amount in cash, without interest, equal to the product of (x) the Per Share Cash Amount and (y) a fraction equal to one minus the Stock Fraction.

          In the event that neither of the preceding two paragraphs is applicable, then:

             (i) all Cash Election Shares will be converted into the right to receive cash;

             (ii) all Stock Election Shares will be converted into the right to receive Belo Series A Common Stock;

             (iii) all Mixed Election Shares will be converted into a right to receive the Mixed Consideration; and

             (iv) each Non-Election Share will be converted into the right to receive (A) an amount in cash, without interest, equal to the product of
        (x) the Per Share Cash Amount and (y) a fraction (the "Non-Election Fraction"), the numerator of which will be the excess of the Cash Election Number over the sum of the total number of Cash Election Shares and the total number of Mixed Election Cash Shares and the denominator of which will be the excess of the Providence Journal Common Stock Number over the sum of the total number of Cash Election Shares, the total number of Mixed Election Shares and the total number of Stock Election Shares and (B) a number of shares of Belo Series A Common Stock equal to the product of (x) the Exchange Ratio and (y) a fraction equal to one minus the Non-Election Fraction.

     The Aggregate Merger Consideration will not exceed 25,600,000 shares of Belo Series A Common Stock and $590 million in cash (plus cash paid in lieu of fractional shares of Belo Series A Common Stock). In addition to the Aggregate Merger Consideration, Belo expects to pay on or about the Closing Date approximately $99.5 million to (a) cash out all Providence Journal Stock Options; (b) satisfy stock-based compensation plans pertaining primarily to the US West Merger; (c) settle obligations under Providence Journal severance agreements; and (d) satisfy miscellaneous expenses in connection with the Merger. See "THE MERGER -- Interests of Certain Persons in the Merger" and "THE MERGER AGREEMENT -- Certain Covenants -- Providence Journal Employee Stock Options and Incentive Unit Plan."

     For a formulaic explanation of the allocation and proration provisions of the Merger Agreement, see "SUMMARY -- The Merger Agreement -- Consideration to be Received by Providence Journal Stockholders" and "-- Allocation and Proration."

     Treasury Stock, Stock Owned by Belo and Dissenting Shares. Each share of Providence Journal Common Stock held in the treasury of Providence Journal and each share of Providence Journal Common Stock owned by Belo or any direct or indirect wholly owned subsidiary of Belo or of Providence Journal immediately prior to the Effective Time will be cancelled and extinguished without any conversion thereof and no payment will be made with respect thereto. If after the Effective Time, a holder of Providence Journal Common Stock who had demanded appraisal for such shares fails to perfect or loses his right to appraisal, such shares will be treated under the Merger Agreement as if they had been converted as of the Effective Time into the right to receive the Merger Consideration. See "-- Dissenters' Rights."

     Fractional Shares. No fractional shares of Belo Series A Common Stock will be issued pursuant to the Merger. In lieu of the issuance of any fractional shares of Belo Series A Common Stock, cash equal to the product of such fractional amount and the closing sale price of one share of Belo Series A Common Stock on

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

the NYSE (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source) on the trading day immediately preceding the Closing Date will be paid to holders in respect of any fractional share of Belo Series A Common Stock that would otherwise be issuable.

ELECTION PROCEDURE

     A Form of Election and a Letter of Transmittal will be mailed on the Mailing Date to each holder of record of Providence Journal Common Stock as of the Election Form Record Date. Each Form of Election will permit the holder (or the beneficial owner through appropriate and customary documentation and instructions) to choose to receive (subject to the allocation and proration procedures described above) one of the following in exchange for such holder's shares of Providence Journal Common Stock: (i) only cash, (ii) only Belo Series A Common Stock or (iii) the Mixed Consideration. Alternatively, each Form of Election will permit the holder to indicate that such holder has no preference as to the receipt of cash or Belo Series A Common Stock for such holder's shares of Providence Journal Common Stock.

     The Election Deadline will be 5:00 p.m., New York City time, on the 25th day following the Mailing Date (or such other time and date as Belo and Providence Journal may mutually agree). Any shares of Providence Journal Common Stock (excluding any treasury shares, shares held directly or indirectly by Belo and Dissenting Shares) with respect to which the holder (or the beneficial owner, as the case may be) has not submitted to the Exchange Agent an effective, properly completed Form of Election on or before 5:00 p.m. (New York City time) on the Election Deadline will be deemed to be shares of Providence Journal Common Stock with respect to which a Non-Election has been made.

     Any such election will have been properly made only if the Exchange Agent actually receives a properly completed Form of Election by the Election Deadline. A Form of Election will be deemed properly completed only if accompanied by one or more Certificates (or affidavits and indemnification regarding the loss or destruction of such Certificates reasonably acceptable to Belo or the guaranteed delivery of such Certificates) representing all shares of Providence Journal Common Stock covered by such Form of Election, together with a duly executed Letter of Transmittal. Any Form of Election may be revoked or changed by the person submitting such Form of Election at or prior to the Election Deadline. In the event a Form of Election is revoked prior to the Election Deadline, the shares of Providence Journal Common Stock represented by such Form of Election will be deemed to be shares covered by a Non-Election (unless thereafter covered by a duly completed Form of Election) and Belo will cause the Certificates to be promptly returned without charge to the person submitting the Form of Election upon written request to that effect from such person.

     Belo will have the discretion, which it may delegate in whole or in part to the Exchange Agent, to determine whether Forms of Election have been properly completed, signed and submitted or revoked and to disregard immaterial defects in Forms of Election. If Belo (or the Exchange Agent) determines that any purported Cash Election or Stock Election was not properly made, such purported Cash Election or Stock Election will have no force and effect and the holder making such purported Cash Election or Stock Election will be deemed to have made a Non-Election. The decision of Belo (or the Exchange Agent) in all such matters will be conclusive and binding. Neither Belo nor the Exchange Agent will be under any obligation to notify any person of any defect in a Form of Election submitted to the Exchange Agent. The Exchange Agent will also make all computations and all such computations will be conclusive and binding on the holders of Providence Journal Common Stock.

     No dividends or other distributions declared after the Effective Time on Belo Series A Common Stock will be paid with respect to any shares of Providence Journal Common Stock represented by a Certificate until such Certificate is surrendered for exchange in accordance with the procedures described above.

     HOLDERS OF PROVIDENCE JOURNAL COMMON STOCK SHOULD NOT SEND ANY CERTIFICATES REPRESENTING PROVIDENCE JOURNAL COMMON STOCK WITH THE ENCLOSED PROXY CARD. A LETTER OF TRANSMITTAL AND FORM OF ELECTION WILL BE MAILED PRIOR TO THE EFFECTIVE TIME TO EACH PERSON WHO IS A HOLDER OF OUTSTANDING PROVIDENCE JOURNAL COMMON STOCK AS OF THE ELECTION FORM RECORD DATE, AND UPON REQUEST TO THE EXCHANGE AGENT, TO EACH PERSON WHO BECOMES A HOLDER OR BENEFICIAL OWNER OF PROVIDENCE JOURNAL COMMON STOCK BETWEEN THE ELECTION FORM RECORD DATE AND THE BUSINESS DAY PRIOR TO THE ELECTION DEADLINE. PROVIDENCE JOURNAL STOCKHOLDERS

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

SHOULD SEND CERTIFICATES REPRESENTING PROVIDENCE JOURNAL COMMON STOCK TO THE EXCHANGE AGENT ONLY AFTER THEY RECEIVE, AND ONLY IN ACCORDANCE WITH, THE INSTRUCTIONS CONTAINED IN THE LETTER OF TRANSMITTAL.

CERTAIN REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains customary representations and warranties by both Belo and Providence Journal as to, among other things: (i) due organization and good standing and corporate power to operate their respective businesses;
(ii) ownership of significant subsidiaries and, in Providence Journal's case, other equity investments in excess of $5 million; (iii) authorized, reserved and issued capital stock, stock options and similar securities; (iv) corporate authority to enter into the Merger Agreement and consummate the Merger and the noncontravention of the Merger Agreement or the Merger with charters, bylaws, other agreements, judgments or law; (v) required governmental authorizations and consents; (vi) the filing of certain documents with the Commission, the accuracy of information contained in such documents and the absence of undisclosed liabilities; (vii) the accuracy of information supplied for inclusion in this Joint Proxy Statement/Prospectus; (viii) the absence of certain material changes or events; (ix) the absence of certain litigation; (x) the absence of material liabilities under and compliance with employee benefit plans and other compensation arrangements; (xi) voting requirements to approve the Merger; (xii) the inapplicability of any state takeover statutes; (xiii) use of brokers, investment bankers and financial advisors; (xiv) fairness opinions; (xv) compliance with applicable laws; (xvi) tax matters; (xvii) amendments to collective bargaining agreements and the absence of material labor disputes; (xviii) the nonexercisability of rights issued under "poison pill" plans; (xix) the absence of material environmental liabilities; (xx) holding and not violating FCC licenses and other material licenses and permits; (xxi) ownership or rights to use intellectual property; and (xxii) material agreements. In addition, Belo has made certain representations and warranties in the Merger Agreement relating to (i) the operations of Finance prior to the Merger, (ii) Belo's ability to pay the cash portion of the Aggregate Merger Consideration;
(iii) Belo's and Finance's qualifications to hold the FCC licenses of Providence Journal after the Merger; and (iv) no ownership of Providence Journal Common Stock.

CERTAIN COVENANTS

     Conduct of Business Pending the Merger. Pursuant to the Merger Agreement, Belo and Providence Journal have made various customary covenants relating to the conduct of their respective businesses prior to the Merger. Providence Journal has agreed that, prior to the Effective Time, it will carry on its business in the usual, regular and ordinary course in substantially the same manner as conducted prior to the date of the Merger Agreement and in compliance in all material respects with all applicable laws and regulations and, to the extent consistent therewith, will use all reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers, licensors, licensees and others having business dealings with it to the end that its goodwill and ongoing business are not impaired at the Effective Time. Specifically, Providence Journal has agreed, among other things, that prior to the Effective Time it will not: (i)(x) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, (y) split, combine or reclassify any of its capital stock or issue any other securities in respect of or in substitution for shares of its capital stock or
(z) purchase, redeem or otherwise acquire any shares of its capital stock or any of its other securities or any rights, warrants or options to acquire any such shares or other securities; (ii) issue, sell or pledge any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than the issuance of Providence Journal Common Stock upon the exercise of Providence Journal Employee Stock Options outstanding on the date of the Merger Agreement in accordance with their present terms);
(iii) amend its certificate of incorporation, bylaws or other comparable charter or organizational documents; (iv) acquire or agree to acquire (x) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business organization or division thereof, or (y) any assets that, individually or in the aggregate, are material to Providence Journal; (v) sell, lease, license or mortgage or subject to any lien or otherwise dispose of any of its properties, except, in any such case, in the ordinary course of business consistent with past practice; (vi) incur any indebtedness, except for borrowings (net of cash, cash equivalents and marketable securities held by Providence Journal or any of its subsidiaries) not in excess of

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

$175 million at any one time outstanding incurred in the ordinary course of business consistent with past practice; (vii) except in the ordinary course of business consistent with past practice, make any loans, advances or capital contributions to, or investments in, any other person; (viii) make or agree to make any new capital expenditure, except in the ordinary course of business consistent with past practice; (ix) make any material tax election or settle or compromise any material tax liability; (x) except in the ordinary course of business or except as would not have a material adverse effect on Providence Journal, modify, amend or terminate any of its material contracts or agreements or waive, release or assign any material rights or claims thereunder; (xi) make any material change to its accounting methods, principles or practices, except as may be required by generally accepted accounting principles; (xii) except as contemplated in connection with the cash-out of the Providence Journal Employee Stock Options in the Merger, (w) adopt, enter into, terminate or amend any of Providence Journal's employee benefit plans or other arrangement for the benefit or welfare of any current or former director, officer or employee, (x) increase the employee compensation or fringe benefits of, or pay any bonus to, any director, officer or employee (except for normal increases, promotions or bonuses in the ordinary course of business consistent with past practice), (y) pay any benefit not provided for under any of Providence Journal's employee compensation and benefit plans, or (z) except as permitted in clause (x) immediately above, grant any awards under any of its bonus, incentive, performance or other compensation plans or arrangements; or (xiii) enter into any television program or newspaper publishing production or distribution arrangements with a term in excess of one year. Notwithstanding any of the foregoing covenants, Belo and Providence Journal have agreed that, prior to the Effective Time, Providence Journal will continue to control its television broadcast, publishing and other operations.

     Belo has agreed that, prior to the Effective Time, it will not, among other things: (i) declare, set aside or pay any dividends on, or make any other distributions in respect of, its capital stock, other than quarterly dividends paid in accordance with past practice; (ii) split, combine or reclassify its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for the Belo Series A Common Stock; or
(iii) acquire or agree to acquire another publicly held company, or another person, by way of purchase, merger or consolidation, if, in connection with such acquisition, merger or consolidation, Belo would issue shares of Belo Common Stock in an aggregate amount exceeding 10% of the aggregate amount of shares of Belo Common Stock outstanding on the date of consummation.

     No Solicitation. Pursuant to the Merger Agreement, Providence Journal has agreed that neither it nor any of its subsidiaries will permit any officer, director or employee, or any investment banker, attorney or other advisor or representative, of Providence Journal or any of its subsidiaries to, directly or indirectly, (i) solicit, initiate or knowingly encourage the submission of any proposal for a merger, consolidation or other business combination involving Providence Journal or any of its significant subsidiaries with any person other than Belo and Finance or any proposal or offer to acquire in any manner, directly or indirectly, an equity interest in, any voting securities of, or a substantial portion of the assets of, Providence Journal or any of its significant subsidiaries by any person other than Belo and Finance (a "takeover proposal"), (ii) enter into any agreement providing for any takeover proposal or
(iii) participate in any negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action knowingly to facilitate the making of, any takeover proposal. Providence Journal has further agreed that it will promptly inform Belo of any takeover proposal or any request for information or other inquiry that could reasonably be expected to lead to a takeover proposal which is either in writing or made to an executive officer or director of Providence Journal and brought to the attention of its chief executive officer. However, (i) neither Providence Journal nor the Providence Journal Board is prohibited from (x) taking and disclosing to the Providence Journal stockholders a position contemplated by Rule 14e-2 of the Exchange Act expressing an opinion with respect to any bidder's tender offer proposal or (y) making any disclosure to the Providence Journal stockholders that in the judgment of the Providence Journal Board, as advised by its outside legal counsel, is required under applicable law, and (ii) if, at any time prior to the receipt of Providence Journal Stockholder Approval, the Providence Journal Board determines in good faith that it is necessary to do so in order to comply with its fiduciary duties to Providence Journal's stockholders under applicable law, as advised by outside counsel, Providence Journal may, with respect to an actual or potential unsolicited takeover proposal and subject to its obligation to keep Belo fully informed with respect to such actual or potential takeover proposal,
(x) furnish non-public information with respect to Providence Journal to such person making such actual or potential unsolicited

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

takeover proposal and (y) participate in negotiations regarding such proposal. Under the Merger Agreement, neither the Providence Journal Board nor any committee thereof may (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Belo, the approval or recommendation by the Providence Journal Board or any such committee of the Merger Agreement or the Merger, (ii) approve or recommend or propose to approve or recommend, any takeover proposal or (iii) enter into any agreement with respect to any takeover proposal. However, the Providence Journal Board may approve or recommend (and, in connection therewith, withdraw or modify its approval or recommendation of the Merger Agreement or the Merger) (x) a bona fide takeover proposal to acquire, directly or indirectly, all or a substantial portion of the shares of Providence Journal Common Stock then outstanding or all or substantially all the assets of Providence Journal and (y) otherwise on terms which the Providence Journal Board determines in its good faith judgment to be more favorable to the Providence Journal's stockholders than the Merger after receipt of the written advice of Providence Journal's independent financial advisor (a "superior proposal"), if the Providence Journal Board shall have determined in good faith that it is necessary, in order to comply with its fiduciary duties to the Providence Journal's stockholders under applicable law, as advised by outside counsel, to approve or recommend such superior proposal, and have given notice to Belo advising Belo that Providence Journal has received such superior proposal from a third party, specifying the material terms and conditions (including the identity of the third party), and specifically stating that Providence Journal intends to approve or recommend such superior proposal.

     Providence Journal Employee Stock Options and Incentive Unit Plan. As provided in the Merger Agreement, at or immediately prior to the Effective Time, each outstanding employee or director stock option granted under any Providence Journal employee or director stock option plan or compensation plan or arrangement (a "Providence Journal Employee Stock Option") will be cancelled, and at the Effective Time Belo Holdings will pay to each holder of any such option, whether or not then vested or exercisable, for each such Providence Journal Employee Stock Option an amount of cash determined by multiplying (i) the excess, if any, of the Per Share Cash Amount over the applicable exercise price of such Providence Journal Employee Stock Option by (ii) the number of shares of Providence Journal Common Stock such holder could have purchased (assuming full vesting of his Providence Journal Employee Stock Option) had such holder exercised such Providence Journal Employee Stock Option in full immediately prior to the Effective Time. However, if it is determined that compliance with the preceding sentence may cause any individual subject to
Section 16 of the Exchange Act to become subject to the profit recovery provisions thereof, any Providence Journal Employee Stock Options held by such individual may, if such individual so agrees, be cancelled or purchased, as the case may be, at the Effective Time or at such later time as may be necessary to avoid application of such profit recovery provisions and such individual will be entitled to receive from Belo Holdings an amount in cash in respect thereof equal to the product of (i) the excess, if any, of the Per Share Cash Amount over the per share exercise price of such Providence Journal Employee Stock Option and (ii) the number of shares of Providence Journal Common Stock subject thereto immediately prior to the Effective Time. Notwithstanding the preceding sentence, Belo, Finance and Providence Journal have agreed to cooperate, including by providing alternate arrangements to those described in the preceding sentence, so as to achieve the intent of the foregoing without giving rise to such profit recovery. Providence Journal has agreed to use all reasonable efforts to obtain all consents from holders of Providence Journal Employee Stock Options and make any amendments to the Providence Journal Stock Plans as are necessary to permit the transactions described in this paragraph. Notwithstanding the foregoing, Belo Holdings may withhold payment with respect to any Providence Journal Employee Stock Options until necessary consents are obtained. In addition, at the later of the Effective Time and the closing of the merger (the "US West Merger") of Continental into US West Media Group ("US West"), each unit (a "Unit") outstanding under Providence Journal's Incentive Unit Plan ("IUP") will be cancelled, and Belo will pay to each such holder for such Unit, whether or not then vested, an amount in cash equal to the value of such Unit, as determined in accordance with the IUP. The US West Merger closed on November 15, 1996. The amount payable under the IUP plan totaled $14.9 million, of which $3.9 million has been paid through the date of this Joint Proxy Statement/Prospectus and the remainder of $11.0 million is expected to be paid at the Effective Time. See "THE MERGER -- Interests of Certain Persons in the Merger -- Other Providence Journal Plans."

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

     Employee Benefits. Promptly after the Effective Time, Belo has agreed to cause Belo Holdings and its subsidiaries to provide Providence Journal employees who are employees of Belo Holdings or any of its subsidiaries and not covered by a collective bargaining agreement with compensation and employee benefit plans that are in the aggregate similar to the compensation and employee benefit plans provided to similarly situated employees of Belo or its subsidiaries who are not employees of Providence Journal; however, employees of Providence Journal shall not be required to satisfy any additional co-payment or other deductible requirements in connection the foregoing. For the purpose of determining eligibility to participate in such employee benefit plans, eligibility for benefit forms and subsidies and the vesting of benefits under such employee plans (including any pension, severance, 401(k), vacation and sick pay), and for purposes of accrual of benefits under any severance, sick leave, vacation and other similar employee benefit plans (other than defined benefit pension plans), Belo will give effect to years of service (and for purposes of qualified and nonqualified pension plans, prior earnings) with Providence Journal or its subsidiaries, as the case may be, as if such employees were with Belo or one of its subsidiaries. Belo has also agreed to cause Belo Holdings to assume and agree to perform Providence Journal's obligations under all employment, severance, consulting and other compensation contracts between Providence Journal or any of its subsidiaries and any current or former director, officer or employee thereof, including the Existing Severance Agreements. However, nothing in the applicable provisions of the Merger Agreement shall be construed or applied to restrict the ability of Belo Holdings to establish such types and levels of employee compensation and benefits as it determines to be appropriate or to modify or terminate the compensation or benefit programs described in the first sentence of this paragraph.

     Meetings of Stockholders. Pursuant to the Merger Agreement, both Belo and Providence Journal have agreed to take all necessary action, in accordance with applicable law and their respective certificates of incorporation and bylaws, to duly call, give notice of, convene and hold the Special Meetings as soon as practicable after the date of the Merger Agreement. The Belo Board and the Providence Journal Board have agreed to recommend such approval and to take all lawful action to solicit such approvals. However, the Providence Journal Board may change its recommendation or withdraw its solicitation upon its approval of a superior proposal in the manner described in "-- No Solicitation."

     Indemnification and Insurance. The Merger Agreement provides that all rights to indemnification for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors, officers, employees or agents of Providence Journal and its subsidiaries (the "Indemnified Parties") as provided in their respective certificates of incorporation or bylaws (or comparable charter or organizational documents) or otherwise will survive the Merger and continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Time. From and after the Effective Time, Belo has agreed to guarantee the performance by Belo Holdings of its obligations described in the preceding sentence, provided that, in the event any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims, and Belo's guarantee with respect thereto, shall continue until final disposition of any and all such claims. From and after the Effective Time, Belo has also agreed to indemnify all Indemnified Parties to the fullest extent permitted by applicable law with respect to all acts and omissions arising out of such individuals' services as officers, directors, employees or agents of Providence Journal or any of its subsidiaries or as trustees or fiduciaries of any plan for the benefit of employees or directors of, or otherwise on behalf of, Providence Journal or any of its subsidiaries, occurring at or prior to the Effective Time, including the transactions contemplated by the Merger Agreement. Belo has agreed to pay as incurred an Indemnified Party's reasonable legal and other expenses (including the cost of any investigation and preparation) incurred in connection with any action, proceeding or investigation in which such Indemnified Party becomes involved relating to any of such acts or omissions. In addition, Belo will cause to be maintained, for a period of not less than six years from the Effective Time, Providence Journal's current directors' and officers' insurance and indemnification policy to the extent that it provides coverage for events occurring prior to or at the Effective Time ("D&O Insurance"), provided that Belo is not obligated to pay annual premiums for such D&O Insurance in excess of 200% of the last annual premium paid prior to the date of the Merger Agreement (the amount equal to such percentage of such last annual premium, the "Maximum Premium"). However, in lieu of maintaining such existing D&O Insurance, Belo may cause coverage to be provided under any policy maintained for the benefit of Belo or any of its subsidiaries, so long as the terms

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

thereof are no less advantageous to the intended beneficiaries thereof than the existing D&O Insurance. If the existing D&O Insurance expires, is terminated or cancelled or is not available during such six-year period, Belo will use all reasonable efforts to cause to be obtained as much D&O Insurance as can be obtained for the remainder of such period for an annualized premium not in excess of the Maximum Premium, on terms and conditions not materially less advantageous to the covered persons than the existing D&O Insurance.

     Reasonable Efforts. Pursuant to the Merger Agreement, both Providence Journal and Belo have agreed to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with each other in doing, all other things necessary, proper or advisable to consummate and make effective in the most expeditious manner practicable the Merger and the other transactions contemplated by the Merger Agreement. Each of Belo, Finance and Providence Journal, to the extent applicable, has agreed to file contemporaneously with the filing of the FCC Application any requests for waivers of applicable FCC rules or rules or regulations of other Governmental Entities as may be required, to expeditiously prosecute such waiver requests and to diligently submit any additional information or amendments for which the FCC or any other relevant Governmental Entity may ask with respect to such waiver requests. Belo and Finance are seeking a temporary waiver (not more than 6 months in duration) of the FCC's mass media ownership rules (the "Temporary Waiver") to allow for the disposition of the assets comprising KIRO-TV to the extent that, under the FCC's mass media ownership rules, such assets could not be held in common control with any Providence Journal Station following the Effective Time. Belo and Finance will take all necessary and proper steps (excluding, however, agreeing to hold separate, to place in trust and/or to divest any of the businesses, product lines or assets ("Divestitures") of (1) Providence Journal or any of its subsidiaries or affiliates at any time after the Effective Time or (2) Belo or any of its subsidiaries or affiliates, except for the Divestiture of KIRO-TV (pursuant to the Temporary Waiver, if necessary) or Divestitures involving assets having a value of $50 million or less) as may be reasonably required (i) for securing the termination of any applicable waiting period on or before the Termination Date (as defined in "-- Termination of the Merger Agreement" or the grant of the FCC Application on or before the Termination Date under any antitrust, competition or trade regulatory laws, rules or regulations of any Governmental Entity ("Antitrust Laws") or any laws, rules or regulations of the FCC or other Governmental Entities relating to the broadcast, newspaper, mass media or communications industries ("Communications Laws") or (ii) by any domestic or foreign court or similar tribunal, in any suit brought by a private party or Governmental Entity challenging the transactions contemplated by the Merger Agreement as violative of any Antitrust Law or Communications Law, in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order that has the effect of preventing the consummation of any of such transactions. Belo and Finance have agreed that, prior to the Effective Time, they will not acquire any new or increased "attributable interest," as defined in the FCC rules, in any media property ("Further Media Interest"), which Further Media Interest could not be held in common control with any Providence Journal Station by Belo or Finance following the Effective Time (including by virtue of the FCC's multiple ownership limits), without the prior written consent of the Providence Journal. Finally, Belo and Finance have agreed to assume and become bound by the terms of any of the Providence Journal Network Agreements if and to the extent required thereby in connection with the transactions contemplated by the Merger Agreement. However, the Merger Agreement further provides that no party is obligated to take any action described in this paragraph (other than disposing of KIRO-TV) if the taking of such action or the obtaining of any waiver, consent, approval or exemption would have a material adverse effect on Providence Journal or Belo. See "THE MERGER -- Regulatory Approvals -- FCC Regulation of Broadcast Stations; FCC Approval Process" and "-- Television Duopoly Rule."

     Certain Other Covenants. Both Belo and Providence Journal have also agreed:
(i) to use all reasonable efforts and to cooperate in promptly preparing and filing as soon as practicable (and in any event within 15 business days after executing the Merger Agreement) notifications under the HSR Act and the FCC Application and use all reasonable efforts to obtain all other consents, approvals or permits from the necessary Governmental Entities (including any national securities exchange) prior to the Effective Time; (ii) to use all reasonable efforts to consult with each other prior to issuing, and provide each other the opportunity to review and comment on, any press release or public statement with respect to any of the transactions contemplated by the Merger Agreement; (iii) subject to the Confidentiality Agreement between Providence Journal and Belo

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

(the "Confidentiality Agreement"), to allow the officers, employees, accountants, counsel, financial advisors and other representatives of the other party reasonable access to all its properties, books, contracts, commitments, personnel and records and to cause its employees to provide requested information; (iv) to cooperate in the filing of a registration statement on Form S-4 and obtain all necessary state securities laws permits or approvals; (v) that Belo will submit a listing application to the NYSE, and will use all reasonable efforts to obtain the approval of such application prior to the Effective Time; (vi) that Providence Journal will use all reasonable efforts to deliver or cause to be delivered to Belo an affiliate letter, in the form attached to the Merger Agreement, from each of the Providence Journal Affiliates prior to the Closing Date; (vii) that Providence Journal will advise Belo of all material developments in any stockholder litigation against Providence Journal and its directors relating to the transactions contemplated by the Merger Agreement and will not agree to any settlement of such litigation without Belo's consent (not to be unreasonably withheld); and (viii) that Belo Holdings will pay all real property transfer, gains and other similar taxes and all documentary stamps, filing fees, recording fees and sales and use taxes, if any, and any penalties or interest with respect thereto, payable in connection with the consummation of the Merger, without any offset, deduction, counterclaim or deferment of the payment of the Aggregate Merger Consideration.

     Directorships; Corporate Governance; Charitable Contributions. Promptly after the Effective Time, the Belo Board will, in accordance with its customary nominating procedures, elect Stephen Hamblett and three other current members of the Providence Journal Board to be directors of Belo. One of the undetermined members will be elected as a Class III Director, although the Board of Directors of Belo will be under no obligation to renominate such person thereafter. The second undetermined member will be elected as a Class I Director, although the Board of Directors of Belo will be under no obligation to renominate such person thereafter. Replacements for Stephen Hamblett and the third undetermined member will be either current members of the Providence Journal Board or other persons resident in New England who in each case are familiar with Rhode Island and the Providence Journal-Bulletin and its history. All three undetermined members will resign from the Providence Journal Board upon election to the Belo Board (or, if later, at the Effective Time). Through the Annual Meeting of Stockholders of Belo in 2000, the Belo Board will cause James M. Moroney, Jr. to be included in Belo's slate of nominees for election by the holders of Belo Common Stock, if he is willing and able to serve. The Belo Board will cause Stephen Hamblett and the third undetermined member and their respective successors to be included in Belo's slate of nominees for election by the holders of Belo Common Stock as long as each is willing and able to serve, subject to the then existing normal retirement age policy of the Belo Board. In addition, from and after the Effective Time, the Providence Journal Newspaper Co. Board shall consist of the existing Providence Journal Board (except that any such directors other than Stephen Hamblett who are elected to the Belo Board will resign from the Providence Journal Newspaper Co. Board). Finally, shortly after the Effective Time, Belo will (i) contribute $10,000,000 to the Providence Journal Charitable Foundation and (ii) contribute an amount not to exceed $1,000,000 to the University of Rhode Island as an endowment to the Institute for Reporting Marine and Environmental Issues in memory of Michael P. Metcalf.

CONDITIONS TO THE MERGER

     The obligations of Belo and Providence Journal to consummate the Merger are conditioned on the satisfaction or waiver of the following: (i) the effectiveness of the Registration Statement and the absence of any stop order suspending the effectiveness thereof and no proceeding for that purpose having been initiated; (ii) approval, in the manner required by the NYSE or by law, of the stockholders of Belo and Providence Journal, of the Merger Agreement and all transactions contemplated thereby; (iii) expiration or termination of the applicable waiting period (and any extension thereof) applicable to the Merger under the HSR Act; (iv) approval by the FCC of the FCC Application without any condition that would have a material adverse effect on Belo (except that any such approval that is subject to a condition that Belo or Finance divest KIRO-TV or other assets having a value of $50 million or less will not be deemed to have a material adverse effect on Belo), provided that there is not a significant risk that such approval will not become final (i.e., no longer subject to administrative or judicial review); (v) the receipt of all consents, authorizations, orders and approvals of (or filings or registrations with) any Governmental Entity (other than in respect of the FCC and under the HSR Act) required in connection with the Merger Agreement (except for those documents required to be filed after the Effective Time and except where the failure to obtain such approval or order would not have a material adverse effect on Belo after the Effective Time); (vi) there is not in effect any (a) decree, temporary restraining order, preliminary or permanent injunction or other order entered, issued or enforced by any court of competent jurisdiction or (b) Federal statute, rule or regulation enacted or promulgated, in either case that prohibits the consummation of the Merger, and there is not in effect any state or local statute, rule or regulation enacted or promulgated that prohibits the consummation of the Merger and which would have a material adverse effect on Belo after the Effective Time; (vii) the listing of the Belo Series A Common Stock to be issued in the Merger on the NYSE, subject to official notice of issuance; and (viii) Providence Journal and Belo shall have received from Wachtell, Lipton, Rosen & Katz on the date of this Joint Proxy Statement/Prospectus and on the Closing Date, opinions, in each case dated as of such respective dates and stating that the Merger will not have an adverse impact on the qualification of the transactions consummated pursuant to the Contribution and Assumption Agreement between Providence Journal and Old PJC, dated as of October 5, 1995, and the distribution of the Providence Journal Common Stock to certain stockholders of Old PJC on October 5, 1995, as, respectively, a reorganization within the meaning of Section 368(a) of the Code and a tax-free distribution pursuant to the provisions of Section 355 of the Code.

     The obligation of Belo to consummate the Merger is conditioned on the satisfaction or waiver of the following: (i) the performance by Providence Journal, in all material respects, of its obligations required to be performed on or prior to the Closing Date and contained in the Merger Agreement; (ii) the representations and warranties of Providence Journal relating to (x) its authorized, reserved and issued capital stock, options and other securities, (y) its FCC licenses and (z) the absence of any material breach of any Providence Journal Network Agreement are true and correct (except for de minimus inaccuracies), in each case on the date of the Merger Agreement and as of the Closing Date; (iii) other representations and warranties of Providence Journal set forth in the Merger Agreement are true and correct, in each case as of the date of the Merger Agreement and as of the Closing Date, except for (x) representations and warranties that are made as of a specific date (in which case such representations and warranties shall be true and correct on and as of such date, subject to the following clause (y)) and (y) inaccuracies in such representations and warranties that individually or in the aggregate do not have a material adverse effect on Providence Journal; (iv) Belo has received from Gibson, Dunn & Crutcher LLP on the date of this Joint Proxy Statement/Prospectus and on the Closing Date, opinions, in each case dated as of such respective dates and stating that the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that Belo, Finance and Providence Journal will each be a party to that reorganization within the meaning of Section 368(b) of the Code; and (v) Providence Journal has received a written consent from each television network with which each of the Providence Journal Stations is affiliated consenting to the transactions contemplated by the Merger Agreement, as and to the extent required by the terms of the applicable Providence Journal Network Agreements, and the transferred Providence Journal Network Agreements are on terms reasonably satisfactory to Belo (it being understood that terms not less favorable than the current terms thereof will be satisfactory to Belo).

     The obligation of Providence Journal to consummate the Merger is conditioned on the satisfaction or waiver of the following: (i) the performance by Belo, in all material respects, of its obligations required to be performed on or prior to the Closing Date and contained in the Merger Agreement; (ii) the representations and warranties of Belo and Finance relating to (x) its authorized, reserved and issued capital stock, options and other securities and
(y) its FCC licenses are true and correct (except for de minimus inaccuracies), in each case on the date of the Merger Agreement and as of the Closing Date;
(iii) all other representations and warranties of Belo and Finance set forth in the Merger Agreement are true and correct, in each case as of the date of the Merger Agreement and as of the Closing Date, except for (x) representations and warranties that are made as of a specific date (in which case such representations and warranties shall be true and correct on and as of such date, subject to the following clause (y)) and (y) inaccuracies in such representations and warranties that individually or in the aggregate do not have a material adverse effect on Belo; and (iv) Providence Journal has received from Wachtell, Lipton, Rosen & Katz, on the date of this Joint Proxy Statement/Prospectus and on the Closing Date opinions, in each case dated as of such respective dates and stating that the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that Belo, Finance and Providence Journal will each be a party to that reorganization within the meaning of Section 368(b) of the Code. Whether Belo and Finance or Providence Journal would be willing to waive any particular condition, if it were to become evident that any such condition could not be satisfied, would depend on all of the facts and circumstances pertaining to such event.

TERMINATION OF THE MERGER AGREEMENT

     The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after the approval by Belo's or Providence Journal's stockholders of the Merger: (i) by mutual written consent of Belo, Finance and Providence Journal; or (ii) by either Belo or Providence Journal under the following circumstances: (w) if the Providence Journal Stockholders Meeting (including as it may be adjourned from time to time) concludes without the approval of the Merger by Providence Journal's stockholders having been obtained; (x) if the Merger is not consummated on or before the Termination Date, provided that the party seeking termination is not otherwise in material breach of the Merger Agreement; (y) if any Governmental Entity issues an order, injunction, decree or ruling or takes any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, injunction, decree, ruling or other action becomes final and nonappealable; or (z) in the event of a breach by the other party of any representation, warranty, covenant or other agreement contained in the Merger Agreement which (A) would give rise to the failure to be satisfied of a condition relating to the accuracy of such other party's representations and warranties and (B) cannot be cured by the Termination Date (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement). In addition, the Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after the approval by Belo's or Providence Journal's stockholders of the Merger, (i) by Belo if the Providence Journal Board approves or recommends a superior proposal or by Providence Journal if the Providence Journal Board approves or recommends a superior proposal; or (ii) by Belo or Providence Journal if the Belo Stockholders Meeting (including as it may be adjourned from time to time) concludes without the approval of the issuance of Belo Series A Common Stock in the Merger having been obtained.

     If the Merger Agreement is terminated by either Providence Journal or Belo, it will thereafter become void and have no effect, without any liability or obligation on the part of Belo, Finance or Providence Journal, (i) other than liabilities and obligations relating to brokers, investment bankers or financial advisors, the Confidentiality Agreement, payment of expenses relating to this Joint Proxy Statement/Prospectus and the Termination Fee (as discussed in
"-- Termination Fee"), under the termination and certain other provisions of the Merger Agreement; and (ii) except that no such termination will relieve any party of any liability for damages resulting from any material breach by such party of the Merger Agreement.

TERMINATION FEE

     Pursuant to the Merger Agreement, Providence Journal is required to pay, or cause to be paid, in same day funds to Belo the Termination Fee upon demand if
(i) Belo terminates the Merger Agreement because the Providence Journal Board has approved or recommended a superior proposal, (ii) Providence Journal terminates the Merger Agreement because the Providence Journal Board has approved or recommended a superior proposal in the manner described in "-- Certain Covenants -- No Solicitation," or (iii) Belo or Providence Journal terminates the Merger Agreement because the Providence Journal Stockholders Meeting (including as it may be adjourned from time to time) concludes without the approval by the stockholders of Providence Journal of the Merger having been obtained; provided, however, that in the event the Merger Agreement is terminated in the manner described in clause (iii) of this sentence, the Termination Fee shall not be payable unless and until (x) an Acquiring Party has acquired, by purchase, merger, consolidation, sale, assignment, lease, transfer or otherwise, in one transaction or any related series of transactions within 12 months after such termination, a majority of the voting power of the outstanding securities of Providence Journal or all or substantially all of the assets of Providence Journal or (y) there has been consummated within 12 months after such termination a consolidation, merger or similar business combination between Providence Journal and an Acquiring Party in which stockholders of Providence Journal immediately prior to such consolidation, merger or similar transaction do not own securities representing at least 50% of the outstanding voting power of the surviving entity (or, if applicable, any entity in control of such Acquiring Party) of such consolidation, merger or similar transaction immediately following the consummation thereof, in either of cases
(x) or (y) involving a consideration for Providence Journal Common Stock (including the value of any stub equity) in excess of the Aggregate Merger Consideration; and provided further, that no such Termination Fee shall be payable as a result of a termination of the Merger Agreement described in clause
(iii) of this sentence unless there shall have been made public prior to the Providence Journal Stockholders Meeting a takeover proposal involving consideration for Providence Journal Common Stock (including the value of any stub equity) in excess of the Aggregate Merger Consideration. Providence Journal has agreed that if it fails promptly to pay the Termination Fee when due and, in order to obtain such payment, Belo or Finance commences a suit which results in a judgment against Providence Journal for the Termination Fee, Providence Journal will pay to Belo or Finance its costs and expenses (including attorneys' fees) in connection with such suit, together with interest on the amount of the Termination Fee at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

STOCKHOLDERS AGREEMENTS

     Concurrently with or shortly after the execution and delivery of the Merger Agreement, (i) the Providence Journal Board and certain of the officers and directors of Providence Journal (the "Providence Journal Significant Stockholders") entered into a Stockholders Agreement, dated as of September 26, 1996 (the "Providence Journal Stockholders Agreement"), with Belo covering an aggregate of 3,785,065 shares of Providence Journal Class A Common Stock and 3,334,950 shares of Providence Journal Class B Common Stock (collectively with other shares that have or will become subject thereto, the "Journal Covered Shares") and (ii) certain officers and directors of Belo (the "Belo Significant Stockholders") entered into a Stockholders Agreement, dated as of September 26, 1996 (the "Belo Stockholders Agreement"), with Providence Journal covering an aggregate of 2,337,984 shares of Belo Series A Common Stock and 3,622,474 shares of Belo Series B Common Stock (collectively with other shares that have or will become subject thereto, the "Belo Covered Shares"). In addition, certain Providence Journal stockholders, controlling in the aggregate 6.2% of the total voting power of the outstanding shares of Providence Journal Common Stock have entered into certain stockholder agreements with Belo agreeing to vote their shares in favor of the Providence Journal Proposal.

     Providence Journal Stockholders Agreement. Pursuant to the Providence Journal Stockholders Agreement, each of the Providence Journal Significant Stockholders has agreed to vote (or, in the case of joint ownership, use all reasonable efforts to cause to be voted) his or her Journal Covered Shares, (i) in favor of approval of the Merger Agreement and any actions required in furtherance thereof; (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty of Providence Journal under the Merger Agreement; and (iii) against (x) any takeover proposal (other than the Merger and the transactions contemplated by the Merger Agreement) or (y) any changes in a majority of the persons who constitute the Providence Journal Board.

     In addition, pursuant to the Providence Journal Stockholders Agreement, each Providence Journal Significant Stockholder has agreed not to: (i) except as contemplated by the Merger Agreement, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sell, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of his or her Journal Covered Shares or any interest therein; (ii) grant any proxies or powers of attorney, deposit any Journal Covered Shares into a voting trust or enter into a voting agreement with respect to any Journal Covered Shares; or (iii) take any action that would make any of his or her representations or warranties contained therein untrue or incorrect or have the effect of preventing or disabling such Providence Journal Significant Stockholder from performing his or her obligations under the Providence Journal Stockholders Agreement. However, each Providence Journal Significant Stockholder is permitted to (i) transfer any of his or her Journal Covered Shares to a trust or similar entity for estate planning purposes so long as such Providence Journal Significant Stockholder retains, or another Providence Journal Significant Stockholder acquires, (a) sole power to vote such Journal Covered Shares (and votes such Journal Covered Shares in accordance with the Providence Journal Stockholders Agreement) and (b) investment power over such Journal Covered Shares (and causes such trust or similar entity to retain such Journal Covered Shares until the termination of the Providence Journal Stockholders Agreement); (ii) make one or more gifts or charitable donations of his or her Journal Covered Shares up to such number of Journal Covered Shares as represents no more than 10% of the voting power represented by the aggregate number of such Providence Journal Significant Stockholder's Journal Covered Shares on the date of the Providence Journal Stockholders Agreement; and (iii) pledge or margin any of his or her Journal Covered Shares so long as such Providence Journal Significant Stockholder retains sole power to vote such Journal Covered Shares (and votes in accordance with the Providence Journal Stockholders Agreement) for the term of the Providence Journal Stockholders Agreement (provided that such pledge or margin transaction is made only to or with a financial institution extending credit to such Providence Journal Significant Stockholder in the ordinary course of such financial institution's business and unrelated to any transaction or transactions involving an attempt to acquire control of Providence Journal).

     Pursuant to the Providence Journal Stockholders Agreement, each Providence Journal Significant Stockholder has agreed (i) immediately to cease any existing discussions or negotiations, if any, with any parties conducted prior to the date of the Providence Journal Stockholders Agreement with respect to any acquisition of all or any material portion of the assets of, or any equity interest in, Providence Journal or its subsidiaries or any business combination with Providence Journal or its subsidiaries, and (ii) unless and until Providence Journal is permitted to take such actions in accordance with the Merger Agreement, not to initiate, solicit or knowingly encourage (including by way of furnishing non-public information or assistance), or take any other action to facilitate knowingly, any inquiries or the making of any takeover proposal.

     Belo Stockholders Agreement. Pursuant to the Belo Stockholders Agreement, each of the Belo Significant Stockholders has agreed to vote (or, in the case of joint ownership, use all reasonable efforts to cause to be voted) his or her Belo Covered Shares (i) in favor of the Belo Proposal and any actions required in furtherance thereof; (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty of Belo under the Merger Agreement; and (iii) against any changes in a majority of the persons who constitute the Belo Board.

     In addition, pursuant to the Belo Stockholders Agreement, each Belo Significant Stockholder has agreed not to: (i) except as contemplated by the Merger Agreement, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of his or her Belo Covered Shares or any interest therein; (ii) grant any proxies or powers of attorney, deposit any Belo Covered Shares into a voting trust or enter into a voting agreement with respect to any Belo Covered Shares; or (iii) take any action that would make any of his or her representations or warranties contained therein untrue or incorrect or have the effect of preventing or disabling such Belo Significant Stockholder from performing his or her obligations under the Belo Stockholders Agreement. However, each Belo Significant Stockholder is permitted to (i) transfer any of his or her Belo Covered Shares to a trust or similar entity for estate planning purposes so long as such Belo Significant Stockholder retains, or another Belo Significant Stockholder acquires, (a) sole power to vote such Belo Covered Shares (and votes such Belo Covered Shares in accordance with the Belo Stockholders Agreement) and
(b) investment power over such Belo Covered Shares (and causes such trust or similar entity to retain such Belo Covered Shares until the termination of the Belo Stockholders Agreement); (ii) make one or more gifts or charitable donations of such Belo Covered Shares up to such number of Belo Covered Shares as represents no more than 10% of the voting power represented by the aggregate number of such Belo Significant Stockholder's Belo Covered Shares on the date of the Belo Stockholders Agreement; and (iii) pledge or margin any of his or her Belo Covered Shares so long as such Belo Significant Stockholder retains sole power to vote such Belo Covered Shares (and votes in accordance with the Belo Stockholders Agreement) for the term of the Belo Stockholders Agreement (provided that such pledge or margin transaction is made only to or with a financial institution extending credit to such Belo Significant Stockholder in the ordinary course of such financial institution's business and unrelated to any transaction or transactions involving an attempt to acquire control of Providence Journal).

     The Providence Journal Stockholders Agreement and the Belo Stockholders Agreement will both terminate at the earlier to occur of the termination of the Merger Agreement and the Effective Time.

     Other Agreements. Pursuant to the Merger Agreement, subject to applicable law, Providence Journal agreed to use all reasonable efforts to obtain, within ten days after the date of the Merger Agreement, from all holders of shares representing one percent or more of the outstanding Providence Journal Class B Common Stock that have not executed the Providence Journal Stockholders Agreement, stockholder agreements, in form and substance substantially similar to the Providence Journal Stockholders Agreement, covering such holders' shares of Providence Journal Common Stock. Accordingly, certain Providence Journal stockholders, controlling in the aggregate 6.7% of the outstanding Class B Common Stock have entered into such stockholders agreements.

                                BUSINESS OF BELO

     Belo, founded in 1842, owns and operates seven network-affiliated VHF television stations in the top 60 U.S. television markets and the largest daily newspaper in the Dallas-Fort Worth metropolitan area. Belo's broadcast group reaches approximately 8% of all U.S. television households and its principal newspaper, The Dallas Morning News, has the country's seventh largest Sunday circulation (approximately 800,147) and eighth largest daily circulation (approximately 534,197).

     The principal executive offices of Belo are located at 400 South Record Street, Dallas, Texas 75202; its telephone number is (214) 977-6606.

     At September 30, 1996, Belo had total assets of $1,209,589,000 and shareholders' equity of $637,689,000. For the nine months ended September 30, 1996, Belo had consolidated net operating revenues of $602,210,000, of which 40.0% was derived from broadcasting, 59.6% was derived from newspaper publishing and 0.4% was derived from its other operations.

     Additional information concerning Belo is included in the Belo Reports incorporated by reference in this Joint Proxy Statement/Prospectus. See "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

TELEVISION BROADCASTING

     Belo's television broadcast operations began in 1950 with the acquisition of WFAA in Dallas-Fort Worth shortly after the station commenced operations. In 1984, Belo significantly expanded its television broadcast operations with the purchase of its four stations in Houston, Sacramento, Hampton-Norfolk and Tulsa. In June 1994 and February 1995, Belo acquired its stations in New Orleans and Seattle, respectively.

     The following table sets forth information for each of the Belo Stations and its market:

                                                                                NUMBER OF
                                                                                COMMERCIAL                STATION
                                                                                 STATIONS     STATION    AUDIENCE
                            MARKET             YEAR       NETWORK                   IN        RANK IN    SHARE IN
           MARKET           RANK(1)   STATION ACQUIRED  AFFILIATION   CHANNEL   MARKET(2)    MARKET(3)   MARKET(4)
-----------------------------------   -----  --------   -----------   -------   ----------   ---------   ---------
Dallas-Fort Worth...........     8    WFAA     1950         ABC           8         13           1           18%
Houston.....................    11    KHOU     1984         CBS          11         13           1*          15
Seattle-Tacoma..............    12    KIRO     1995         UPN           7          8           3*          10
Sacramento..................    21    KXTV     1984         ABC          10          9           2           12
Hampton-Norfolk.............    40    WVEC     1984         ABC          13          7           1*          18
New Orleans.................    41     WWL     1994         CBS           4          7           1           29
Tulsa.......................    59    KOTV     1984         CBS           6          7           1*          21

---------------

*   Tied with one or more other stations in the market.

(1) Market rank is based on the relative size of the television market or Designated Market Area (defined by Nielsen as geographic markets for the sale of national "spot" and local advertising time) ("DMA") among the 211 generally recognized DMAs in the United States, based on May 1996 A.C. Nielsen Co. ("Nielsen") estimates. See "BUSINESS OF PROVIDENCE
    JOURNAL -- Broadcasting -- The Providence Journal Stations -- Industry Background."

(2) Represents the number of television stations (both VHF and UHF) broadcasting in the market, excluding public stations and national cable channels. As used in this Joint Proxy Statement/Prospectus, "VHF" refers to the very high frequency band (channels 2-13) of the spectrum and "UHF" refers to the ultra-high frequency band (channels above 13) of the spectrum.

(3) Station rank is derived from the station's rating which is based on May 1996 Nielsen estimates of the number of television households tuned to the Belo Station for the Sunday-Saturday, 7:00 a.m. to

     1:00 a.m. period ("sign-on/sign-off") as a percentage of the number of television households in the market.

(4) Station audience share is based on May 1996 Nielsen estimates of the number of television households tuned to the Belo Station as a percentage of the number of television households with sets in use in the market for the sign-on/sign-off period.

  The Belo Stations

     WFAA-TV -- Dallas-Fort Worth, TX. WFAA operates in the Dallas-Fort Worth, Texas market, the eighth largest television market in the United States, with approximately 1.8 million television households. In 1995, the Dallas-Fort Worth market totaled approximately $354 million in television advertising revenue. There are thirteen licensed commercial television stations in Dallas-Fort Worth and two public stations. WFAA is an ABC network affiliate.

     KHOU-TV -- Houston, TX. KHOU operates in the Houston, Texas market, the eleventh largest television market in the United States, with approximately 1.6 million television households. In 1995, the Houston market totaled approximately $309 million in television advertising revenue. There are thirteen licensed commercial television stations in Houston and one public station. KHOU is a CBS network affiliate.

     KIRO-TV -- Seattle-Tacoma, WA. KIRO operates in the Seattle-Tacoma, Washington market, the twelfth largest television market in the United States, with approximately 1.5 million television households. In 1995, the Seattle-Tacoma market totaled approximately $269 million in television advertising revenue. There are eight licensed commercial television stations in Seattle-Tacoma and three public stations. KIRO is a UPN affiliate.

     KXTV -- Sacramento, CA. KXTV operates in the Sacramento, California market, the twenty-first largest television market in the United States, with approximately 1.1 million television households. In 1995, the Sacramento market totaled approximately $146 million in television advertising revenue. There are nine licensed commercial television stations in the Sacramento market and one public station. KXTV is an ABC network affiliate.

     WVEC-TV -- Hampton-Norfolk, VA. WVEC operates in the Hampton-Norfolk, Virginia market, the fortieth largest television market in the United States, with approximately 620,000 television households. In 1995, the Hampton-Norfolk market totaled approximately $68 million in television advertising revenue. There are seven licensed commercial television stations in the Hampton-Norfolk market and one public station. WVEC is an ABC network affiliate.

     WWL-TV -- New Orleans, LA. WWL operates in the New Orleans, Louisiana market, the forty-first largest television market in the United States, with approximately 615,000 television households. In 1995, the New Orleans market totaled approximately $78 million in television advertising revenue. There are seven licensed commercial television stations in the New Orleans market and two public stations. WWL is a CBS network affiliate.

     KOTV -- Tulsa, OK. KOTV operates in the Tulsa, Oklahoma market, the fifty-ninth largest television market in the United States, with approximately 460,000 television households. In 1995, the Tulsa market totaled approximately $55 million in television advertising revenue. There are seven licensed commercial television stations in the Tulsa market and two public stations. KOTV is a CBS network affiliate.

NEWSPAPER PUBLISHING

     The Dallas Morning News is one of the leading newspaper franchises in America, in terms of circulation and advertising volume. The newspaper's outstanding reporting and editorial initiatives have earned six Pulitzer Prizes since 1986. Based on the most recently available industry information, The Dallas Morning News runs more full run advertising than any other newspaper in the United States. In late 1995 and early 1996, Belo expanded its publishing division by acquiring two daily newspapers serving Bryan-College Station, Texas and Owensboro, Kentucky. Belo also publishes nine other community newspapers in the Dallas-Fort Worth suburban area and operates a commercial printing business.

                              BUSINESS OF FINANCE

     Finance, a wholly owned subsidiary of Belo, has not conducted any substantial business activities to date, other than those incident to its formation, its execution of the Merger Agreement and related agreements and its participation in the preparation of this Joint Proxy Statement/Prospectus. Immediately following the consummation of the Merger, Finance (which will be renamed Belo Holdings, Inc.) will succeed to the assets, liabilities and businesses of Providence Journal. Promptly following the consummation of the Merger, Belo Holdings will transfer to its wholly owned subsidiary, Providence Journal Newspaper Co., all the assets and liabilities of the Providence Journal Newspapers. See "BUSINESS OF PROVIDENCE JOURNAL."

                         BUSINESS OF PROVIDENCE JOURNAL

GENERAL

     Providence Journal, founded in 1829, is a diversified media company organized under the laws of the State of Delaware. Providence Journal owns and operates nine network affiliated television stations and provides or will provide programming and marketing services to four television stations (the "Providence Journal LMA Stations") under LMAs (the "Providence Journal Broadcasting Business"), publishes the largest daily newspaper both in terms of advertising and circulation compared to all newspapers based in the Rhode Island and southeastern Massachusetts market (the "Providence Journal Publishing Business"), and produces diversified programming and interactive electronic media services (the "Providence Journal Programming and Electronic Media Business"). Providence Journal was incorporated in the State of Delaware as the successor to Old PJC. The principal executive offices of Providence Journal are located at 75 Fountain Street, Providence, Rhode Island 02902; its telephone number is (401) 277-7000.

     Providence Journal's broadcasting operations are located in markets ranging from the 12th to the 127th largest designated market areas in the United States. Five of the Providence Journal Stations are network affiliates of NBC, two are network affiliates of Fox, one is a network affiliate of ABC and one is a network affiliate of CBS. Providence Journal publishes the leading newspaper in terms of advertising and circulation in its market of Rhode Island and southeastern Massachusetts. Providence Journal believes that the Providence Journal-Bulletin, published daily since 1829, is the oldest continuously published daily newspaper in the United States. Providence Journal also produces cable and satellite television programming and interactive and on-line electronic media services through its management role or ownership interests in a variety of content-driven entertainment and information businesses.

     At September 30, 1996, Providence Journal had total assets of $733,885,000 and stockholders' equity of $362,376,000. For the nine months ended September 30, 1996, Providence Journal had consolidated revenues of $254,407,000, of which 58.9% was derived from broadcasting, 37.4% was derived from publishing and 3.7% was derived from programming and electronic media.

BACKGROUND; REORGANIZATION

     Pursuant to the transactions described below, on October 5, 1995, Providence Journal acquired its joint venture partner's 50% interest in KING-TV (Seattle/Tacoma), KGW (TV) (Portland), KHNL (TV) (Honolulu), KREM-TV (Spokane) and KTVB (TV) (Boise), which were owned and operated by an indirect subsidiary of Old PJC, and disposed of all of its cable operations. Such transactions were as follows: (i) Old PJC acquired its joint venture partner's interest (the "Kelso Buyout") in KHC, which at the time of such acquisition held all of the capital stock of KBC, the owner and operator of such stations, (ii) Old PJC contributed all of its non-cable businesses (including all of the outstanding capital stock of KHC) to Providence Journal, its wholly-owned subsidiary, and Providence Journal assumed all of the liabilities related thereto (the "Contribution"), (iii) Old PJC distributed one share of Providence Journal Class A Common Stock and Providence Journal Class B Common Stock to the holder of each share of Old PJC's class A common stock and class B common stock, respectively (the "Distribution", and together with the Contribution, the "Spin-Off"), and
(iv) Old PJC, which following the Spin-Off held only Old PJC's cable television businesses and assets (the "Old PJC Cable Business"), merged with and into Continental (the "Continental Merger"). Immediately prior to the Kelso Buyout, Continental purchased all of the stock of King Videocable Company, a Washington corporation and wholly owned subsidiary of KBC, which held all of the cable

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

television assets and business of KHC and KBC (the "King Cable Purchase"). As a result of these transactions, Providence Journal, in substance, became the successor to Old PJC, in the same lines of business, simultaneously disposing of its cable operations.

     In connection with, and as part of the Spin-Off, Providence Journal, with certain exceptions, assumed and agreed to hold Continental, as successor by merger to Old PJC, harmless from all of Old PJC's liabilities arising from its noncable businesses, and Old PJC, with certain exceptions, in turn agreed to hold Providence Journal harmless from liabilities arising from the Old PJC Cable Business, which liabilities were assumed by Continental pursuant to the Continental Merger Agreement.

     The Continental Merger and the Spin-Off were intended to qualify as tax-free under Sections 355 and 368 of the Code. A ruling was obtained from the Service to the effect that the Spin-Off qualified as tax-free under Section 355 of the Code and an opinion of counsel was obtained to the effect that the Continental Merger would qualify as tax-free under Section 368 of the Code. In the event either the Continental Merger or the Spin-Off is determined not to so qualify, such failure to qualify would result in Continental, the surviving entity in the Continental Merger, recognizing gain equal to the excess of (i) the fair market value of the shares of Providence Journal Common Stock distributed to Old PJC's stockholders over (ii) Old PJC's adjusted tax basis in the assets transferred to Providence Journal in the Contribution. Pursuant to the Continental Merger Agreement, Providence Journal is required to indemnify Continental for all Federal and state income tax liabilities of Old PJC and its subsidiaries for periods ending on or before the Continental Closing Date, including any income tax liabilities resulting from the failure of the Spin-Off or the Continental Merger to so qualify, unless such failure to qualify is attributable to certain actions of Continental taken without the consent of Providence Journal. As part of the US West Merger, US West has agreed that any failure of the Spin-Off and the Continental Merger to qualify as tax-free reorganizations under the Code as a result of the transactions contemplated by the US West Merger would not give rise to an indemnification obligation by Providence Journal under the Continental Merger Agreement.

BROADCASTING

     Overview. The Providence Journal Stations generally are in markets that Providence Journal believes will experience above-average economic growth in retail sales, effective buying income ("EBI") and population. The Providence Journal Stations are owned by subsidiaries of Providence Journal and are typically located in the largest cities or state capitals of the states in which they operate. The Providence Journal Stations and the Providence Journal LMA Stations are in geographically diverse markets of the United States, which reduces Providence Journal's exposure to regional economic fluctuations. Such markets include five of the fifty largest domestic television markets, as measured by the number of television households. Providence Journal has entered into LMAs for four television stations (one in each of Honolulu, Tucson, Seattle and Spokane). Pursuant to these agreements, Providence Journal provides or will provide programming and marketing services for such stations in return for all or a percentage of advertising revenues generated by the respective Providence Journal LMA Station. Seven of the television stations extend their reach through satellite stations, low power television stations and translators.

     With the exception of KING-TV (Seattle), which accounted for approximately 19.2% of consolidated revenues for both 1995 and the nine months ended September 30, 1996, none of the other Providence Journal Stations accounted for more than 10% of Providence Journal's consolidated revenues for those periods.

     The following table sets forth general information for each of the Providence Journal Stations and the market it serves, based on the Nielsen Station Index as of May 1996. The Providence Journal Stations are listed in order of the ranking of their DMA.

                                                                           NUMBER OF
        STATION/                                                         COMMERCIAL TV     STATION                 1995 MARKET TV
         MARKET                                  CHANNEL/       DMA       STATIONS IN      RANK IN     STATION     HOUSEHOLDS (IN
        AREA(1)          STATUS   AFFILIATION    FREQUENCY    RANK(2)      MARKET(3)      MARKET(4)    SHARE(5)    THOUSANDS)(6)
------------------------ ------   -----------    ---------    -------    -------------    ---------    --------    --------------
KING-TV................. Owned      NBC           5/VHF          12             8              1          19%           1,464

KONG-TV(7).............. LMA        IND.          16/UHF         12             8             --          --            1,464
Seattle, WA

KGW(TV)................. Owned      NBC           8/VHF          24             8              1          17              933
Portland, OR

WCNC-TV................. Owned      NBC           36/UHF         28             8              3          10              802
Charlotte, NC

KASA-TV................. Owned      Fox           2/VHF          48             6              4           7              553
Albuquerque/
Santa Fe, NM

WHAS-TV................. Owned      ABC           11/VHF         50             6              1          23              543
Louisville, KY

KHNL(TV)................ Owned      NBC           13/VHF         70             8              1          19%             381

KFVE(TV)................ LMA        UPN           5/UHF          70             8             --          --              381
Honolulu, HI

KREM-TV................. Owned      CBS           2/VHF          74             5              2          18              366

KSKN-TV................. LMA        IND.          22/UHF         74            --             --          --              366
Spokane, WA

KMSB-TV................. Owned      Fox           11/VHF         80             6              4          10              344

KTTU(TV)................ LMA        UPN           18/UHF         80             6             --          --              344
Tucson, AZ

KTVB(TV)................ Owned      NBC           7/VHF         127             5              1          30              233
Boise, ID

---------------

(1) As used in this Joint Proxy Statement/Prospectus, the following "call letters" refer, as the context may require, either to the corporate owner of the station indicated or to the station itself: "KING" refers to KING-TV, Seattle/Tacoma, Washington; "KONG" refers to KONG-TV, Seattle/Tacoma, Washington; "KGW" refers to KGW(TV), Portland, Oregon; "WCNC" refers to WCNC-TV, Charlotte, North Carolina; "KASA" refers to KASA-TV, Albuquerque/Santa Fe, New Mexico; "WHAS" refers to WHAS-TV, Louisville, Kentucky; "KHNL" refers to KHNL(TV), Honolulu, Hawaii; "KFVE" refers to KFVE(TV), Honolulu, Hawaii; "KREM" refers to KREM-TV, Spokane, Washington, "KSKN" refers to KSKN-TV, Spokane, Washington; "KMSB" refers to KMSB-TV, Tucson, Arizona; "KTTU" refers to KTTU(TV), Tucson, Arizona; and "KTVB" refers to KTVB(TV), Boise, Idaho.

(2) Ranking of DMA served by the station among all DMAs, measured by the number of television households for the 1995-1996 broadcast year.

(3) Represents the number of television stations ("reportable stations") designated by Nielsen as "local" to the DMA, excluding public television stations and stations that do not meet minimum Nielsen reporting standards (weekly cumulative audience of less than 2.5%) for reporting in the Sunday to Saturday, 6:00 a.m. to 2:00 a.m. period ("sign-on to sign-off"). Does not include national cable channels or satellite stations. The number of reportable stations may change for each reporting period.

(4) Station's rank relative to other reportable stations, based upon the DMA rating as reported by Nielsen, 6:00 a.m. to 2:00 a.m., during the May, 1996 measuring period. Data for KHNL and KMSB include KFVE and KTTU, respectively. Data for KING does not include KONG because the LMA for such LMA Station was entered into on May 14, 1996 and the station is not yet operational. Data for KREM does not include KSKN because the LMA for such LMA Station was entered into on June 26, 1996.

(5) Represents the number of television households tuned to the station as a percentage of the number of television households with sets in use for the Sunday-Saturday 6:00 a.m. to 2:00 a.m. from the May 1996 Nielsen Station Index. Data of KHNL and KMSB include KFVE and KTTU, respectively. Data for KING does not include KONG because the LMA for such LMA Station was entered into on May 14, 1996 and the station is not yet operational. Data for KREM does not include KSKN because the LMA for such LMA Station was entered into on June 26, 1996.

(6) As reported in the May 1996 Nielsen Station Index.

(7) Data for KONG is not available because the station is not yet operational.

  The Providence Journal Stations

     KING-TV -- Seattle, WA. KING operates in the Seattle/Tacoma Washington market, the twelfth largest television market in the United States, with approximately 1.5 million television households and a population of approximately 3.8 million. In 1995, the Seattle/Tacoma market totaled approximately $269 million in television advertising revenue. There are eight licensed commercial television stations in Seattle/Tacoma and three public stations. All four network affiliates are VHF (including KING), two independents are VHF and the other four independents are UHF (including KONG). KING has been an NBC affiliate since 1959, and its current affiliation agreement expires in 2001.

     KGW(TV) -- Portland, OR. KGW operates in the Portland, Oregon market, the twenty-fourth largest television market in the United States, with approximately 933,000 television households and a population of approximately 2.5 million. In 1995, the Portland market totaled approximately $145 million in television advertising revenue. There are eight licensed commercial television stations in the Portland market and one public station. Three network affiliates are VHF (including KGW), the Fox station is UHF, one independent station is VHF and the other three independent stations are UHF. KGW has been an NBC affiliate since 1959, and its current affiliation agreement expires in 2001.

     WCNC-TV -- Charlotte, NC. WCNC operates in the Charlotte, North Carolina market, the twenty-eighth largest television market in the United States, with approximately 802,000 television households and a population of approximately
2.1 million. In 1995, the Charlotte market totaled approximately $118 million in television advertising revenue. There are eight licensed commercial television stations in Charlotte and one public station. Two network affiliates are VHF stations, two network affiliates are UHF stations (including WCNC), and three independent stations are UHF stations. WCNC has been an NBC affiliate since 1978, and its current affiliation agreement expires in 2001.

     KASA-TV -- Albuquerque/Santa Fe, NM. KASA operates in the Albuquerque/Santa Fe, New Mexico market, the forty-eighth largest television market in the United States, with approximately 553,000 television households and a population of approximately 1.6 million. In 1995, the Albuquerque/Santa Fe market totaled approximately $79 million in television advertising revenue. There are six licensed commercial television stations in Albuquerque/Santa Fe and two public stations. All four network affiliates are VHF stations (including KASA), one independent is a VHF station and three independents are UHF stations. KASA has been a Fox affiliate since 1986, and its current affiliation agreement expires in 1998.

     WHAS-TV -- Louisville, KY. WHAS operates in the Louisville, Kentucky market, the fiftieth largest television market in the United States, with approximately 543,000 television households and a population of approximately
1.4 million. In 1995, the Louisville market totaled approximately $82 million in television advertising revenue. There are six licensed commercial television stations in Louisville and one public station. Two network stations are VHF (including WHAS), two network stations are UHF and the three independent stations are UHF. WHAS has been an ABC affiliate since 1990, and its current affiliation agreement expires in 2000.

     KHNL(TV) -- Honolulu, HI. KHNL operates in the Honolulu, Hawaii market, the seventieth largest market in the United States, with approximately 381,000 television households and a population of approximately 1.2 million. In 1995, the Honolulu market totaled approximately $64 million in television advertising revenue. There are eight licensed commercial television stations in Honolulu and one public station. All four network stations are VHF (including KHNL). One independent station is VHF (KFVE) and four independent stations are UHF. KHNL became an NBC affiliate on January 1, 1996, and its affiliation agreement with NBC will expire in 2002. KFVE is affiliated with UPN.

     KREM-TV -- Spokane, WA. KREM operates in the Spokane, Washington market, the seventy-fourth largest television market in the United States, with approximately 366,000 television households and a population of approximately 961,000. In 1995, the Spokane market totaled approximately $43 million in television advertising revenue. There are five licensed commercial television stations in Spokane and three public stations. Three network affiliates are VHF stations (including KREM). The Fox affiliate and KSKN are UHF stations. KREM has been a CBS affiliate since 1977. Its current affiliation agreement expires in 1998 and is anticipated to be extended to 2002. KSKN is an independent, non-affiliated station.

     KMSB-TV -- Tucson, AZ. KMSB operates in the Tucson, Arizona market, the eightieth largest television market in the United States, with approximately 344,000 television households and a population of approximately 887,000. In 1995, the Tucson market totaled approximately $52 million in television advertising revenue. There are six licensed commercial television stations in Tucson and two public stations. All four network affiliates are VHF stations (including KMSB), and two independent stations are UHF stations (including
KTTU). KMSB has been a Fox affiliate since 1986, and its current affiliation agreement expires in 1998. KTTU is affiliated with UPN.

     KTVB (TV) -- Boise, ID. KTVB operates in the Boise, Idaho market, the one hundred twenty-seventh largest television market in the United States, with approximately 185,000 television households and a population of 498,000. In 1995, the Boise market totaled approximately $26 million in television advertising revenue. There are five licensed commercial television stations in Boise and one public station. KTVB has been an NBC affiliate since 1953, and its current affiliation agreement expires in 2001. KTVB's programming is simulcast through its low power television station, KTFT-LP, located in Twin Falls, Idaho.

     Network Affiliation Agreements and Relationships. Each of the Providence Journal Stations is a party to a Providence Journal Network Agreement with one of the four major networks giving the Providence Journal Station the right to rebroadcast programs transmitted by such network. Each network has the right to terminate its respective affiliation agreement in the event of a material breach of such agreement by a Providence Journal Station and in certain other circumstances. Although Providence Journal expects to continue to be able to renew its network affiliation agreements, no assurance can be given that such renewals will be obtained. The non-renewal or termination of one or more of the Providence Journal Network Agreements could have a material adverse effect on Providence Journal's results of operations. See "RISK FACTORS -- Risk Factors Applicable to Belo and Providence Journal -- Reliance on Network Programming; Dependence on Network Affiliation."

     Industry Background. Commercial television broadcasting began in the United States on a regular basis in the 1940s. There are a limited number of channels available for broadcasting in any one geographic area, and the license to operate a television station is granted by the FCC. VHF television stations generally have some competitive advantage over UHF television stations because VHF channels usually have better signal coverage and operate at a lower transmission cost. However, the improvement of UHF transmitters and receivers, the complete elimination from the marketplace of VHF-only television receivers and the expansion of cable television systems have reduced the competitive advantage of television stations broadcasting over the VHF band.

     Television station revenues are primarily derived from local, regional and national advertising and, to a much lesser extent, from network compensation and revenues from studio rental and commercial production activities. Because broadcast television stations rely on advertising revenues, they are sensitive to cyclical changes in the economy. The size of advertisers' budgets, which are affected by broad economic trends, affect the broadcast industry in general and the revenues of individual broadcast television stations.

     Television stations in the United States are grouped by Nielsen into approximately 210 generally recognized television markets that are ranked in size according to various formulae based upon actual or potential audience. Each market is designated as an exclusive geographic area consisting of all counties in which the home-market commercial stations receive the greatest percentage of total viewing hours.

     Nielsen, which provides audience measuring services, periodically publishes data on estimated audiences for television stations in the various television markets throughout the country. These estimates are expressed in terms of the percentage of the total potential audience in the market viewing a station (the station's "rating") and of the percentage of the audience actually watching television (the station's "share"). Nielsen provides such data on the basis of total television households and selected demographic groupings in the market. The specific geographic markets are called DMAs. Nielsen uses two methods of determining a station's rating and share. In larger geographic markets, ratings are determined by a combination of meters connected directly to selected television sets and weekly viewer-completed diaries of television viewing, while in smaller markets, ratings are determined by weekly diaries only. Of the markets in which Providence Journal conducts its business, three are metered markets while the remaining markets are weekly diary markets.

     Historically, three major broadcast networks, NBC, ABC and CBS, dominated broadcast television. In recent years, Fox has effectively evolved into the fourth major network, although the hours of network programming produced by Fox for its affiliates are fewer than those produced by the other three major networks. In addition, UPN and WB have also been launched as new television networks and are increasing the hours of programming that they provide to their affiliates.

     The affiliation by a television station with one of the four major networks has a significant impact on the composition of the station's programming, revenues, expenses and operations. A typical affiliated station receives approximately nine to ten hours of each day's programming from the network. This programming, along with cash payments ("network compensation"), is provided to the affiliate by the network in exchange for a substantial majority of the advertising time sold during the airing of network programs. The network then sells this advertising time for its own account. The affiliate retains the revenues from time sold during breaks in and between network programs and during programs produced by the affiliate or purchased from non-network sources. In acquiring programming to supplement network programming, network affiliates compete primarily with other affiliates and independent stations in their markets. Cable systems generally do not compete with local stations for programming, although various national cable networks from time to time have acquired programs that would otherwise have been offered to local television stations. In addition, a television station may acquire programming through bartering arrangements. Under such arrangements, which are becoming increasingly popular with both network affiliates and independents, a national program distributor may receive advertising time in exchange for the programming it supplies, with the station paying no fee or a reduced fee for such programming.

     An affiliate of UPN or WB receives a smaller portion of each day's programming from its network compared to an affiliate of NBC, ABC, CBS or Fox. Currently, UPN and WB provide six and two hours of programming per day to their affiliates, respectively. As a result of the smaller amount of programming provided by their networks, affiliates of UPN or WB must purchase or produce a greater amount of their programming, resulting in generally higher programming costs. These stations, however, retain a larger portion of the inventory of advertising time and the revenues obtained therefrom than stations affiliated with the major networks, which may partially offset their higher programming costs.

     In contrast to a network-affiliated station, an independent station purchases or produces all of the programming that it broadcasts, generally resulting in higher programming costs, although the independent station is, in theory, able to retain its entire inventory of advertising time and all of the revenue obtained from the sale of such time. Barter and cash-plus-barter arrangements, however, have become increasingly popular among all stations.

     Broadcast television stations compete for advertising revenues primarily with other broadcast television stations and, to a lesser extent, with radio stations, cable system operators and programmers and newspapers serving the same market. Traditional network programming, and recently Fox programming, generally achieves higher audience levels than syndicated programs aired by independent stations. However, as greater amounts of advertising time become available for sale by independent stations and Fox affiliates in syndicated programs, those stations typically achieve a share of the television market advertising revenues greater than their share of the market's audience.

     Through the 1970s, network television broadcasting enjoyed virtual dominance in viewership and television advertising revenues because network-affiliated stations only competed with each other in local markets. Beginning in the 1980s, this level of dominance began to change as the FCC authorized more local stations and marketplace choices expanded with the growth of independent stations and cable television services.

     Cable television systems were first installed in significant numbers in the 1970s and were initially used to retransmit broadcast television programming to paying subscribers in areas with poor broadcast signal reception. In the aggregate, cable-originated programming has emerged as a significant competitor for viewers of broadcast television programming, although no single cable programming network regularly attains audience levels amounting to more than a small fraction of any of the major broadcast networks. The advertising share of cable networks increased during the 1970s and 1980s as a result of the growth in cable penetration (the percentage of television households that are connected to a cable system). Notwithstanding such increases in cable viewership and advertising, over-the-air broadcasting remains the dominant distribution system for mass market television advertising.

     Providence Journal believes that the market shares of television stations affiliated with NBC, ABC and CBS declined during the 1980s primarily because of the emergence of Fox and certain strong independent stations and secondarily because of increased cable penetration. Independent stations have emerged as viable competitors for television viewership share, particularly as a result of the availability of first-run, network-quality programming. In addition, there has been substantial growth in the number of home satellite dish receivers and video cassette recorders, which has further expanded the number of programming alternatives available to household audiences.

     Further advances in technology may increase competition for household audiences and advertisers. Video compression techniques, now in use with direct broadcast satellites and in development for cable and wireless cable, are expected to permit greater numbers of channels to be carried with existing bandwidth. These compression techniques, as well as other technological developments, are applicable to all video delivery systems, including over-the-air broadcasting, and have the potential to provide vastly expanded programming to highly targeted audiences. Reduction in the cost of creating additional channel capacity could lower entry barriers for new channels and encourage the development of increasingly specialized niche programming. This ability to reach very narrowly defined audiences is expected to alter the competitive dynamics for advertising expenditures. Providence Journal is unable to predict the effect that technological changes will have on the broadcast television industry or the future results of Providence Journal's operations.

     Competition. Competition in the television industry, including each of the markets in which the Providence Journal Stations and Providence Journal LMA Stations compete, takes place on several levels: competition for audience, competition for programming (including news) and competition for advertisers. Additional factors material to a television station's competitive position include signal coverage and assigned frequency. The television broadcasting industry is continually faced with technological change and innovation, the possible rise in popularity of competing entertainment and communications media and governmental restrictions or actions of federal regulatory bodies, including the FCC and the Federal Trade Commission, any of which could have a material effect on the Providence Journal Broadcasting Business.

     Audience. The Providence Journal Stations compete for audience on the basis of program popularity, which has a direct effect on advertising rates. A majority of the daily programming on the Providence Journal Stations is supplied by the network with which each Providence Journal Station is affiliated. In those periods, the Providence Journal Stations are totally dependent upon the performance of the network programs in attracting viewers. Each Providence Journal Station competes in non-network time periods based on the performance of its programming during such time periods, using a combination of self-produced news, public affairs and other entertainment programming, including news and syndicated programs, that such Providence Journal Station believes will be attractive to viewers.

     The Providence Journal Stations compete for television viewership share against local network-affiliated and independent stations, as well as against cable and alternate methods of television transmission. These other transmission methods can increase competition for a Providence Journal Station by bringing into its market distant broadcasting signals not otherwise available to the Providence Journal Station's audience and also by serving as a distribution system for non-broadcast programming originated on the cable system. Historically, cable operators have not sought to compete with broadcast stations for a share of the local news audience. To the extent cable operators elect to do so, their increased competition for local news audiences could have an adverse effect on Providence Journal's advertising revenues.

     Other sources of competition for the Providence Journal Stations include home entertainment systems (including video cassette recorder and playback systems, videodiscs and television game devices), multipoint distribution systems, multichannel multipoint distribution systems, wireless cable, satellite master antenna television systems, and some low power, in-home satellite services. The Providence Journal Stations also face competition from high-powered direct broadcast satellite services, such as DIRECT-TV, which transmit programming directly to homes equipped with special receiving antennas. Providence Journal competes with these sources of competition both on the basis of service and product performance (quality of reception and number of channels that may be offered) and price (the relative cost to utilize these systems compared to television viewing).

     Programming. Competition for non-network programming involves negotiating with national program distributors or syndicators which sell first-run and off-network packages of programming. The Providence Journal Stations compete against in-market broadcast station competitors for exclusive access to off-network reruns (such as "Home Improvement") and first-run product (such as "The Oprah Winfrey Show") for exclusive access to those programs. Cable systems generally do not compete with local stations for programming, although various national cable networks from time to time have acquired programs that would have otherwise been offered to local television stations. Competition for exclusive news stories and features is also endemic to the television industry. Such competition is generally on the basis of price.

     Advertising. Advertising rates are based upon the size of the market in which the Providence Journal Station operates, a program's popularity among the viewers an advertiser wishes to attract, the number of advertisers competing for the available time, the demographic makeup of the market served by the Providence Journal Station, the availability of alternative advertising media in the market area, aggressive and knowledgeable sales forces and the development of projects, features and programs that tie advertiser messages to programming. Advertising rates are also determined by a Providence Journal Station's overall ability to attract viewers in its market, as well as the Providence Journal Station's ability to attract viewers among particular demographic groups that an advertiser may be targeting. The Providence Journal Stations compete for advertising revenues with other television stations in their respective markets, as well as with other advertising media, such as newspapers, radio, magazines, outdoor advertising, transit advertising, yellow page directories, direct mail and local cable systems. Competition for advertising dollars in the broadcasting industry occurs primarily within individual markets on the basis of the above factors as well as on the basis of advertising rates charged by competitors. Generally, a television broadcasting station in the market does not compete with stations in other market areas. The Providence Journal Stations are located in highly competitive markets.

PUBLISHING

     Overview. The Providence Journal-Bulletin and The Providence Sunday Journal are the leading newspapers in terms of advertising and circulation in their market of Rhode Island and southeastern Massachusetts. Average daily circulation levels for the nine months ended September 30, 1996 were approximately 171,000 for circulation Monday through Saturday and 248,900 for circulation on Sunday. According to a Belden Associates study, an average of approximately 58% and 69% of the 929,000 total adults in the market surveyed in the fourth quarter of 1995 read the daily Providence Journal-Bulletin and The Providence Sunday Journal, respectively. In addition, according to this study, an average of approximately 77% and 87% of adults in the market who read any newspaper read the daily Providence Journal-Bulletin and The Providence Sunday Journal, respectively. Providence Journal believes that the Providence Journal-Bulletin, published daily since 1829, is the oldest continuously published daily newspaper in the United States. Providence Journal has received numerous awards over the years for its local and national coverage, including its fourth Pulitzer Prize in 1994.

     Market Overview. The market area of the Providence Journal-Bulletin and The Providence Sunday Journal (hereinafter referred to together as the "Providence Journal Newspapers") includes the entire state of Rhode Island as well as southeastern Massachusetts, an area that includes approximately 458,000 households and a population of 1.2 million. In the market area, 34% of the adults are college graduates compared to only 20% of all adults in the United States. Median household income for the market was $38,000 in 1995, which

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exceeded the national average by over $4,000. Retail sales in the market grew by
5% from 1990 through 1994 to reach total retail sales in 1994 of $9.8 billion.

     The economy of the market of the Providence Journal Newspapers is comprised of a diversified industrial base, banking, educational institutions, financial services industry, health care and tourism. Major employers in the market include the state and federal government, the Diocese of Providence, Rhode Island Hospital, Texas Instruments Incorporated, Fleet Financial Group, Inc., General Dynamics, and Hasbro, Inc.

     Sources of Revenue. Substantially all Providence Journal Publishing Business revenue is derived from advertising and circulation, with lesser amounts derived from electronic publishing, telemarketing and other sources. Approximately 72.9% and 72.5% of the Providence Journal Publishing Business 1995 and nine months of 1996 revenues, respectively, were derived from the sale of advertising (historically between 70% and 80% of the revenues of the Providence Journal Publishing Business). Retail advertising appears throughout the Providence Journal Newspapers and consists of display advertising from local merchants, such as grocery and department stores, and national retail advertisers that have local outlets. Classified advertising consists of display and text advertisements which are listed together in sequence by the nature of the advertisement, such as automobile, employment and real estate and appear in the classified section of the Providence Journal Newspapers. National advertising is comprised of advertisements from national distributors and manufacturers that appear throughout the Providence Journal Newspapers. The Providence Journal Newspapers also contain preprinted advertisements that are provided to the Providence Journal Newspapers for distribution in both of the Providence Journal Newspapers and at times through the mail. Preprint advertising revenue is derived primarily from retail and national advertisers and accounted for approximately 20% of the Providence Journal Newspapers total advertising revenue in 1995.

     The Providence Journal Newspapers increased advertising rates for most major categories of retail and classified advertising by at least 3% in each of 1993, 1994 and 1995.

     Circulation and Pricing. The following table shows the average net paid daily, Saturday and Sunday circulation of the Providence Journal Newspapers for the 52 weeks ended on the last Sunday in March in each of the years 1991 through 1994, and the 53-week period ending July 2, 1995, as reported by the Audit Bureau of Circulation (the "Audit Bureau"), an independent agency that audits the circulation of most U.S. newspapers and magazines on an annual basis. To coincide with the Newspaper Consolidation, the auditing cycle at the Audit Bureau was changed to July 2, 1995, a 53-week period.

                          AVERAGE NET PAID CIRCULATION

   52 WEEKS ENDED                                            DAILY      SATURDAY     SUNDAY
---------------------                                       -------     --------     -------
    March 31, 1991......................................... 202,200      188,900     265,000
    March 29, 1992......................................... 197,100      186,400     268,100
    March 28, 1993......................................... 192,500      182,700     269,100
    March 27, 1994......................................... 188,200      179,600     268,800
    July 2, 1995........................................... 184,100      177,000     264,300

The above numbers are before the Newspaper Consolidation of the morning and afternoon newspapers. Circulation levels as calculated by management for the nine months ended September 30, 1996 were approximately 171,000 for daily circulation and 248,900 for Sunday circulation.

     Production and Raw Materials. In 1987, Providence Journal began operations at its newly-constructed newspaper flexographic printing and distribution plant in Providence, Rhode Island. The use of flexography, a water-based printing process, improves printing quality and prevents newspaper ink from rubbing off onto the reader's hands. The facility is also equipped with computer control-driven systems, which shut down presses within five copies of the specified production number, thereby significantly reducing the number of unusable copies.

     Newsprint costs, which are the largest component of direct expenses, have in recent years accounted for between 13.0% and 19.3% of the Providence Journal Publishing Business' total operating and administrative

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expenses. In 1995 and the first nine months of 1996, the Providence Journal incurred total newsprint costs of $21.5 million and $15 million, respectively, or 18.9% and 18.7% of total Providence Journal Publishing Business operating and administrative expenses, respectively, and 8.7% and 6.9% of Providence Journal's operating and administrative expenses, respectively, and used approximately 33,000 and 22,000 metric tons of newsprint, respectively. Providence Journal reduced the number of newsprint suppliers from eight to five in 1992 and has entered into contracts with these suppliers resulting in favorable pricing and continuity of supply. Providence Journal currently receives competitive discounts off list price for newsprint supplies. Additional cost savings have been achieved by the implementation of quality controls. Newsprint prices escalated throughout 1995, but have steadily declined since the second quarter of 1996.

     Competition. The Providence Journal-Bulletin has five daily newspaper competitors in Rhode Island: The Times (Pawtucket, RI), Woonsocket Call (Woonsocket, RI), Daily News (Newport, RI), Westerly Sun (Westerly, RI), and Kent County Daily Times (Kent County, RI), each with net paid circulation levels under 20,000 in Rhode Island. The Providence Journal Newspapers also encounter competition in varying degrees from Boston and other Massachusetts newspapers, nationally circulated newspapers, television, radio, magazines, electronic publishing services, and other advertising media, including direct mail advertising and yellow pages. The competition from electronic information services may be increased in the future as a result of the Telecommunications Act which allows the regional Bell holding companies to provide such services, subject to certain safeguards. The Providence Journal Newspapers compete for readership primarily on the basis of local news content and, to a lesser extent, on the basis of the price charged for the daily and Sunday newspapers. The Providence Journal Newspapers compete for advertising revenue based on their readership levels and its ability to provide quality display and classified advertising at a competitive price.

     Newspaper Industry Background. Newspaper publishing is the oldest and largest segment of the media industry, with total advertising expenditures on daily and weekly newspapers reported at $36.0 billion in 1995 according to the Newspaper Association of America (the "NAA"). Due to a focus on local news, newspapers remain the dominant medium for local advertising and in 1995, accounted for more than 48.0% of all local media advertising expenditures according to the NAA. In addition, newspapers continue to be the preferred medium for retail advertising that emphasizes the price of goods, in contrast to television which is generally used for image advertising.

     Advertising and, to a lesser extent, circulation, revenues are cyclical and dependent upon general economic conditions. Historically, increases in advertising revenues have corresponded with economic recoveries while decreases, as well as changes in the mix of advertising, have corresponded with general economic downturns and regional and local economic recessions.

     The State of Rhode Island has enacted legislation concerning the percentage of recycled content of newsprint which must be contained in the Providence Journal Newspapers. For 1996, at least 22% of Providence Journal's annual usage of newsprint must consist of recycled content. Such percentage increases to 31% and 40% in 1998 and 2001, respectively. The Rhode Island law does not require such minimum quantities in the event the price of recycled materials is more expensive than virgin newsprint or if recycled materials are not readily available for use by the Providence Journal Newspapers. Providence Journal is currently in compliance and intends to use its best efforts to comply with this law in the future.

PROGRAMMING AND ELECTRONIC MEDIA

     Overview. Providence Journal produces cable television and satellite network programming and interactive and on-line electronic media services through its management role or ownership interest in a variety of content-driven entertainment and information businesses. Providence Journal's approach to development of programming and interactive opportunities is to invest in or manage businesses that are extensions of its experience in the production of programming content or build on existing media franchises.

  Cable and Satellite Television Programming.

     Television Food Network. As of September 30, 1996, Providence Journal controlled a 46% interest in Television Food Network, G.P., a general partnership consisting of eight media companies with cable

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

television and/or programming holdings ("TVFN"), was formed specifically to own and operate the Television Food Network, a 24-hour advertising-supported cable and satellite network service that provides television programming related to the preparation, enjoyment and consumption of food, as well as programs focusing on nutrition and topical news areas. The Television Food Network is distributed predominately through cable television operators to approximately 17.3 million subscribers throughout the United States. Providence Journal is the managing general partner of the managing partner of TVFN and has invested approximately $47.9 million in TVFN through September 30, 1996. Providence Journal controls 46% of the TVFN partnership interests and three of the five votes on the TVFN management committee. On January 6, 1997, Providence Journal purchased the 9.5% equity partnership interests in TVFN held by Continental for a purchase price of $16.3 million. In connection with this transaction, Providence Journal agreed to transfer a 1.4% equity interest to Continental which interest had been given to Providence Journal in 1993 in exchange for Providence Journal's agreement to carry TVFN on all of its former cable systems. Following the consummation of such transaction, Providence Journal owns an equity interest of approximately 55.5% in TVFN and holds four of the five voting seats on the TVFN management committee.

     Currently, the Television Food Network is the only 24-hour a day cable channel dedicated solely to food-related programming. As a result, Providence Journal believes that the Television Food Network has a unique opportunity to establish a leading brand name in a variety of media relating to food and its preparation. The Television Food Network's production operation enables the Television Food Network to produce the vast majority of its programming in 27,282 square feet of office space in New York City.

     The Television Food Network generated net revenues of $6.7 million in 1995, an increase of $4.7 million from 1994. The Television Food Network's subscriber base grew 57% in 1995 to approximately 15.5 million from 9.9 million at year end 1994. At present, the Television Food Network has distribution agreements with every one of the top 25 cable television multiple system operators ("MSOs") and two of the three major direct-to-home satellite distribution providers. The Television Food Network is carried by 36 of the top 60 cable systems in the United States. The network is currently available at no charge to MSOs that place the Television Food Network on a basic or expanded basic service level; however, due to the changing programming marketplace, the Television Food Network will begin to institute subscriber fees along with enhanced marketing support in 1997. TVFN has signed two distribution agreements with affiliates in 1996 that include subscriber fees and enhanced marketing support and plans to convert other MSO and satellite distribution affiliations to fee structures in 1997. TVFN believes that this initiative as well as the introduction of several on-air direct merchandising projects will become major sources of revenue for the network over the next five years.

     America's Health Network. Providence Journal owns interests in America's Health Network, LLC and AHN Partners, L.P. (collectively, "AHN"), the controlling entities of America's Health Network, that collectively represent a 65% equity interest in the development stage programming network service. It is anticipated that this interest will be reduced to between 56% and 62% in early 1997 through the exercise of certain options by investors in AHN Partners, L.P. America's Health Network is a 24-hour basic cable television programming service principally featuring viewer call-in programs designed for health-conscious adults who are active participants in their own health care and the health care of spouses, parents, and children. America's Health Network's "Ask the Doctor" programs are hosted by health care professionals whose responses to viewers' questions are extensively visualized using graphics, animations and illustrations. America's Health Network's programming also includes brief "Health Mall" segments during which health-related products are offered for sale to viewers, and "Health News" segments which provide daily updates on the areas of health, medicine, wellness and nutrition. In addition, a limited number of commercials from national and local advertisers are shown.

     America's Health Network launched its service on March 25, 1996. To date, Providence Journal believes that America's Health Network is available to approximately 5.3 million basic cable television subscribers in the United States. AHN has distribution agreements with MSOs that include affiliates of Tele-Communication, Inc., Cablevision Systems Corporation, Adelphia Communications Corporation and Greater Media Cablevision and also has agreements to distribute America's Health Network with two buying consortiums,

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

Telesynergy Inc. and National Cable TV Cooperative, that represent small and mid-sized MSOs. These organizations represent a subscriber base of over 25 million subscribers. On November 26, 1996, AHN entered into an affiliation agreement with DIRECTV, Inc. to distribute its programming to approximately 1.8 million subscribers. Providence Journal provided project management services to AHN in connection with the construction and build-out of America's Health Network's production center at Universal Studios and has agreed to sub-lease a transponder to AHN for five years. AHN has also assembled a group of strategic partners including the Mayo Foundation for Medical Education and Research and IVI Publishing, Inc., Mayo's electronic publisher, which have entered into a comprehensive and exclusive program content relationship with AHN. Providence Journal believes that the strategic relationship with Mayo is an important factor in establishing credibility with subscribers as the Mayo Clinic has one of the most recognized names in medicine in the United States.

     America's Health Network is housed in a 16,500 square foot production facility immediately adjacent to the Universal Studios Florida theme park in Orlando, Florida, and Universal Studios will recruit its theme park visitors to participate in America's Health Network's live productions. National Call Center, Inc., a wholly-owned subsidiary of Home Shopping Network, Inc., provides telemarketing, order processing, warehousing and fulfillment services related to the sale of merchandise on America's Health Network's "Health Mall" segments and through AHN's database marketing programs.

     NorthWest Cable News. To build on Providence Journal's established local news franchises in Washington, Oregon and Idaho, Providence Journal launched NorthWest Cable News, a 24-hour regional cable news network serving cable subscribers in the Pacific Northwest in December 1995. NorthWest Cable News is based in Seattle and combines state-of-the-art digital news-gathering and editing systems with resources of the Providence Journal Stations located in Seattle, Portland, Spokane and Boise. NorthWest Cable News was developed as a result of research conducted by Frank M. Magid Associates that indicated that 95% of northwest United States cable television viewers are likely to watch a regional news cable network, with 86% of these prospective viewers likely to watch such a news cable network in addition to their local broadcast news program. NorthWest Cable News is currently available in approximately 1.4 million cable homes. NorthWest Cable News provides Pacific Northwest cable subscribers with 24-hour continuous news by combining the quality news teams of Providence Journal's four northwestern Providence Journal Stations with NorthWest Cable News own bureaus located throughout the region. These four Providence Journal Stations also help to promote NorthWest Cable News and increase viewers' overall awareness of the network.

  Interactive and On-Line Media.

     On October 1, 1996, the Providence Journal Newspapers launched projo.com (http://www.projo.com), an interactive information site on the World Wide Web. projo.com includes news from the Providence Journal Newspapers and other sources, in-depth links to sites around the Web, and an interactive "Diner," where patrons discuss the news of the day. As of October 25, 1996, the site on average services 9,000 separate pages per day. The service is supported by advertising revenue from ten founding local advertisers. On August 1, 1996, Providence Journal and Prodigy Services Company mutually terminated an earlier on-line service called Rhode Island Horizons, hosted on the national Prodigy service.

     Peapod, L.P. As of September 30, 1996, Providence Journal owned a 14.5% interest in Peapod, L.P. ("Peapod"), which provides an interactive computer on-line grocery ordering, shopping and delivery service in Boston, Chicago, Columbus and San Francisco, with plans to expand into Providence. Providence Journal maintains certain rights with regard to the expansion of Peapod into the Providence Journal Stations' markets and Providence, Rhode Island.

     StarSight. Providence Journal is a 4.85% investor in StarSight Telecast, Inc. ("StarSight"), a company engaged in developing and marketing an on-screen interactive television program guide designed to facilitate the identification, selection and recording of television programming. StarSight's shares are traded on the National Association of Securities Dealers Automated Quotation System under the symbol "SGHT."

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  Broadcast Television Programming.

     Providence Journal continually reviews opportunities to participate in the creation and development of broadcast television programming. Providence Journal seeks to enter into partnerships and other relationships with companies or individuals having specialized expertise with regard to the content of the programming.

     Providence Journal is a limited partner with four other television group broadcasters in the Partner Stations Network ("PSN"), a limited partnership formed in 1994 to develop and produce television programming for broadcast on their own stations and for potential national distribution to other television broadcast stations. The stations owned by PSN's five limited partners serve markets accounting for approximately 20% of the television households in the United States. Each of PSN's limited partners has a right of first access in its respective television markets to the programs produced by PSN. Providence Journal believes PSN to be a cost-effective testing ground for new programs and a launch vehicle for successful syndicated programming. Before making a full-season commitment to production, PSN will conduct short trials on its partners' stations. Promising shows can then be introduced to a broader national audience. PSN has produced and is currently testing several programs. As of September 30, 1996, Providence Journal's aggregate investment in PSN was approximately $2.1 million.

  Competition.

     Cable television and satellite network programming services. Competition in the cable television and satellite network programming services industry takes place on several levels: competition for distribution, competition for audience and advertisers and, to a lesser extent, competition for programming.

     Distribution. Providence Journal's cable television and satellite network programming services compete for distribution with numerous other programming services and local television stations. There are currently over 50 nationally distributed cable television and satellite network programming services that compete for distribution over existing cable, wireless cable and satellite distribution systems with very limited distribution capacity. "Must-carry" and certain other rules may further limit distribution capacity. See "-- Licensing and Regulation." These systems carry established cable television and satellite network programming services such as CNN, USA, TBS, ESPN, TNT, Discovery, Lifetime and A&E, and are upgrading their facilities and enhancing their technological capabilities in order to carry additional services. Many of these additional services, such as E!, The History Channel, ESPN2, Home & Garden, Outdoor Life and Speedvision, have been launched in the past several years, in addition to the Television Food Network, America's Health Network and NorthWest Cable News.

     Audience and Advertisers. Providence Journal's cable television and satellite network programming services compete for audience on the basis of program popularity, which has a direct effect on advertising sales rates. Advertising rates are based upon the size of the demographic make-up of the network subscriber base that is reached, a program's popularity among the viewers an advertiser wishes to attract, the number of advertisers competing for the available time, the demographic make-up of the household subscriber base and availability of alternative advertising media in the market areas where the network is distributed, the aggressive and knowledgeable sales forces and the development of projects, features and programs that tie advertiser messages to programming. Advertising rates are also determined by a network's overall ability to attract viewers, especially among particular demographic groups that an advertiser may target. In the case of America's Health Network, program popularity has an additional effect on the sale of merchandise. Providence Journal's cable networks compete for viewership share and advertising revenue against local, affiliated and independent television stations, other cable and satellite network programming services, local cable systems, broadcast television stations and networks, newspapers, radio, magazines, outdoor advertising, transit advertising, yellow page advertising and direct mail.

     Programming. Providence Journal's cable networks compete on a limited basis for pre-produced programming with other cable television and satellite network programming services. This involves negotiating with national program owners, distributors and syndicators which sell first run and rerun packages of programming. While the effects of the Telecommunications Act on Providence Journal's Programming and Electronic Media Business cannot be fully determined at this time, Providence Journal believes that various

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

provisions of the new law could create a favorable environment for the development and distribution of new programming and interactive services.

     Interactive and on-line media services. The market for interactive and on-line media services products is highly competitive and competition is expected to continue to increase significantly. Providence Journal's interactive and on-line media services compete in varying degrees with commercial on-line services and various electronic media, including Internet and CD-ROM-distributed services. Providence Journal's interactive and on-line media services also face indirect competition from more traditional media that vie for consumers' time and money, including cable television and satellite network programming services, local cable systems, broadcast television stations and networks, newspapers, radio and magazines.

     Broadcast television programming. The market for the development of broadcast television programming is extremely competitive. Providence Journal's efforts in this regard compete directly with producers, syndicators and other broadcasters that produce programming for syndication and license.

LICENSING AND REGULATION

     See "SIGNIFICANT REGULATIONS APPLICABLE TO BROADCASTING SERVICES, PROGRAMMING AND ELECTRONIC MEDIA" for a brief discussion of certain provisions of the Communications Act, the Telecommunications Act and of FCC regulations and policies that affect the Providence Journal Broadcasting Business and the Providence Journal Programming and Electronic Media Business. Reference should be made to the Communications Act, FCC rules and the public notices and rulings of the FCC, on which such discussion is based, for further information concerning the nature and extent of FCC regulation of television broadcasting stations. The Providence Journal Publishing Business is not subject to extensive regulation.

SEASONALITY OF BUSINESSES

     Historically, Providence Journal's revenues have been slightly higher in the fourth quarter of the year. EBITDA has been significantly higher during such period, primarily attributable to increased expenditures by advertisers. During 1995, 28.4% of Providence Journal's revenues and 36.8% of EBITDA were earned in the fourth quarter, in each case excluding programming and electronic media and corporate expenses.

EMPLOYEES

     As of September 30, 1996, Providence Journal employed approximately 2,764 full-time equivalents, of which approximately 1,081 worked in the Providence Journal Broadcasting Business, approximately 1,146 worked in the Providence Journal Publishing Business, and the remainder of which worked in corporate headquarters and the Providence Journal Programming and Electronic Media Business. Approximately 32% of the Providence Journal Broadcasting Business employees are represented by a number of labor unions that are independent and unaffiliated among the Providence Journal Stations.

     Approximately 60% of the Providence Journal Publishing Business employees are represented by labor unions, mostly under existing collective bargaining agreements. The Providence Newspaper Guild and The Communications Workers of America, Local 33 collective bargaining agreements expired on December 31, 1996. Providence Journal is currently negotiating with these bargaining units for new collective bargaining agreements. Providence Journal has not experienced any significant work stoppages since 1973 when 425 employees in the Providence Journal Publishing Business represented by the Providence Newspaper Guild organized a work stoppage which lasted for a period of 13 days. Such work stoppage did not have a material impact on the financial condition and operations of the Providence Journal Publishing Business. The Newspaper Printing Pressman's Union is in the fifth year of a ten-year contract. The International Brotherhood of Teamsters, Local 64, was elected on February 29, 1996 as the bargaining agent for 172 packaging department employees. Negotiation of a collective bargaining agreement is in progress.

     Providence Journal contributes to and maintains various employee benefit or retirement plans for eligible employees. Providence Journal considers its relations with its employees to be good.

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PROPERTIES

     Providence Journal's corporate headquarters and various operating and administrative departments of the Providence Journal Broadcasting Business, the Providence Journal Publishing Business and the Providence Journal Programming and Electronic Media Business are located at 75 Fountain Street, Providence, Rhode Island, an historic building owned by Providence Journal with 205,635 square feet of working space. Each of the Providence Journal Stations has local facilities consisting of owned or leased offices, studios, sales offices and transmitter and tower sites. Providence Journal owns a number of production and storage facilities in Providence used for the Providence Journal Publishing Business, and leases various regional distribution centers and news and advertising offices.

     Providence Journal believes that its properties are generally in good condition and are adequate and suitable for the operations of its businesses. None of the properties owned or leased by Providence Journal is subject to a lien under its debt agreement or is individually material to Providence Journal's operations. However, the cost to relocate any of the Providence Journal Stations' towers could be significant because zoning and other land use restrictions, as well as Federal Aviation Administration regulations, limit the number of suitable sites available in any geographic area.

LEGAL PROCEEDINGS

     On January 17, 1995, a declaratory judgment action was brought by Cable LP I, Inc. ("Cable LP") against Old PJC, Colony Communications Inc., a wholly owned subsidiary of Old PJC ("Colony"), and Dynamic Cablevision of Florida, Inc., a wholly owned subsidiary of Colony ("Dynamic"), in the Circuit Court of the Eleventh Judicial Circuit in Dade County, Florida. Colony, a cable television subsidiary of Old PJC, was transferred to Continental in connection with the Continental Merger. This case relates to a partnership (the "Dynamic Partnership") in which Dynamic is the general partner with an 89.8% interest and Cable LP is the limited partner with a 10.2% interest. In this action, Cable LP claimed that (i) Dynamic was obligated to offer to sell Dynamic's general partnership interest to Cable LP before Old PJC entered into the Continental merger agreement with Continental and (ii) Dynamic's offer to purchase Cable LP's limited partnership interest for $13.1 million triggered a right of first refusal entitling Cable LP to purchase the general partnership interest for $115 million. Cable LP sought a declaration by the court that the right of first refusal it is asserting applies.

     A motion to strike allegations of bad faith and breach of fiduciary duty against Old PJC, Colony and Dynamic was granted by the court, and an Answer to the Complaint and a Counterclaim was filed by them on March 16, 1995, seeking a declaratory judgment that Cable LP unreasonably refused consent to the transfer of the general partner's interest to Continental and that a purported transfer of Cable LP's interest in the Dynamic Partnership to a partnership to be managed by Adelphia Communications, Inc. violated Dynamic's right of first refusal under the Dynamic partnership agreement. The case was tried in December 1995. A declaratory judgment in this action in favor of Cable LP was entered on May 21, 1996, and requires, among other matters, Dynamic and Colony to negotiate on a price to transfer Dynamic's interest in the general partnership to Cable LP. Providence Journal has appealed this judgment and moved to stay the effect of the judgment during the pendency of the appeal. On June 10, 1996 a hearing was held on Providence Journal's motion to stay. At such hearing the judge declined to grant or deny Providence Journal's motion to stay.

     In the event that, as a result of such litigation, Dynamic is required to sell its interest in the Dynamic Partnership to Cable LP, the Continental Merger Agreement provides that Providence Journal will pay to Continental simultaneously with the closing of such sale an amount equal to the sum of (i) the amount (if any) by which the consideration received by Dynamic for the sale of such interest is less than $115 million plus (ii) the taxes which would be payable assuming the purchase price for such interest equaled $115 million. On December 27, 1996, Providence Journal settled this obligation in full with Continental for $25 million. Consequently, Providence Journal recorded a charge to stockholders' equity in the fourth quarter of 1996 to reflect the decrease in the net proceeds received from the disposal of the cable assets in 1995 pursuant to the Continental Merger Agreement. Such payment was funded by borrowings under Providence Journal's revolving credit facility.

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     Providence Journal is a party to various other claims, legal actions and complaints arising in the ordinary course of business. Providence Journal believes that all such matters are adequately covered by insurance or, if not so covered, are without merit or are of such kind, or involve such amounts, that unfavorable disposition would not have a material effect on the consolidated financial position or results of operations of Providence Journal.

RESTRICTIONS IN CERTAIN AGREEMENTS

     Pursuant to the Contribution and Assumption Agreement entered into in connection with the Continental Merger, Providence Journal agreed that until October 5, 1999, it would not (i) sell, transfer, assign or otherwise dispose of any material assets or (ii) declare, set aside or pay any dividend or other distribution (with certain exceptions) in respect of its capital stock, or redeem or otherwise acquire any of its capital stock, if, as a result of any such transaction, Providence Journal would have a fair market value (determined on the basis of a sale on a private market, going concern basis, free and clear of all liabilities) of less than: (x) for the period to and including October 5, 1996, $200 million, (y) for the period from October 5, 1996 to and including October 5, 1997, $150 million and (z) for the period from October 5, 1997 to and including October 5, 1999, $50 million. Providence Journal may proceed with any transaction which would otherwise be prohibited by the foregoing if it provides security to Continental in form and amount reasonably acceptable to Continental.

     As part of the Continental Merger, Providence Journal entered into a noncompetition agreement pursuant to which Providence Journal agreed that, until October 5, 1998, neither it nor any of its subsidiaries will (or will attempt to), on its own behalf or in the service or on behalf of others, (i) solicit for employment, interfere with or entice away any of the directors, officers, employees or agents of Continental or any person who at any time on or after January 1, 1994 was an officer or employee of Providence Journal or its cable subsidiaries and who is employed by Continental following the closing date of the Continental Merger, (ii) subject to certain exceptions, engage in any manner in the operation (in specified geographic areas) of cable television systems providing the services provided by Old PJC and its cable subsidiaries (the "Restricted Business") at the closing date of the Continental Merger other than the business of developing or creating programming or (iii) use or permit Old PJC or Providence Journal's name to be used in connection with any Restricted Business in specified geographic locations.

     The foregoing restrictions will be binding on Belo Holdings following the Merger.

CERTAIN TRANSACTIONS

     The law firm of Edwards & Angell, of which Mr. Harris, a director of Providence Journal, is a senior partner, regularly performs legal services for Providence Journal. Edwards & Angell has acted as Providence Journal's principal counsel for over 60 years.

                 SELECTED FINANCIAL DATA OF PROVIDENCE JOURNAL

     SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA. The following selected consolidated historical financial data has been derived from the consolidated financial statements of Providence Journal. The Statement of Operations Data for the years ended December 31, 1991, 1992, 1993, 1994 and 1995 and the Balance Sheet Data as of the same dates have been derived from the audited consolidated financial statements of Providence Journal included elsewhere in this Joint Proxy Statement/Prospectus. The Statement of Operations Data for the nine months ended September 30, 1995 and 1996 and the balance sheet data as of September 30, 1996 have been derived from the unaudited consolidated financial statements of Providence Journal which, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position and results of operations for such periods. Operating results for the nine months ended September 30, 1996 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1996. The data should be read in conjunction with "Providence Journal Management's Discussion and Analysis of Financial Condition and Results of Operations" and is qualified in its entirety by reference to the consolidated financial statements of Providence Journal and notes thereto appearing elsewhere herein. As more fully discussed in "PROVIDENCE JOURNAL MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," Providence Journal, among other transactions, disposed of its cable operations and completed the Kelso Buyout on October 5, 1995. The results of operations for 1995 include the results of operations of KHC since January 1, 1995 with adjustments for the consolidation of KHC. As a result of these transactions, Providence Journal's historical results of operations and financial condition for the years 1991 through 1994 are not comparable to 1995 and 1996.

                                                                     HISTORICAL
                                     --------------------------------------------------------------------------
                                                                                                (UNAUDITED)
                                                                                             NINE MONTHS ENDED
                                                   YEARS ENDED DECEMBER 31,                    SEPTEMBER 30,
                                     ----------------------------------------------------   -------------------
                                       1991       1992       1993       1994       1995       1995       1996
                                     --------   --------   --------   --------   --------   --------   --------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Broadcasting.....................  $ 39,381   $ 43,281   $ 45,506   $ 54,024   $180,547   $128,557   $149,819
  Publishing.......................   118,169    120,516    124,914    127,893    128,491     92,967     95,176
  Programming and Electronic
    Media..........................        --         --         --      2,300      3,468      2,209      9,412
                                     --------   --------   --------   --------   --------    -------   --------
      Total revenues...............   157,550    163,797    170,420    184,217    312,506    223,733    254,407
                                     --------   --------   --------   --------   --------    -------   --------
Expenses:
  Operating and administrative
    expenses:
    Broadcasting...................    36,597     37,884     38,296     39,949    116,128     86,244     94,504
    Publishing, excluding newspaper
      consolidation and
      restructuring costs..........   101,770     97,204    103,597    107,425    113,683     84,073     79,468
    Programming and Electronic
      Media........................        --         --         --      2,582      5,132      2,958     35,395
    Corporate......................    10,442     14,072     14,632     10,889     12,363      9,233      9,356
                                     --------   --------   --------   --------   --------    -------   --------
      Total........................   148,809    149,160    156,525    160,845    247,306    182,508    218,723

  Depreciation and amortization....    20,909     20,549     20,613     19,983     33,969     24,072     32,129
  Stock-based compensation.........     8,923      2,641      5,735     15,138      2,387      1,946     14,941
  Pension expense (income).........      (590)    (1,762)       756       (173)     1,236        747        701
                                     --------   --------   --------   --------   --------    -------   --------
      Total........................   178,051    170,588    183,629    195,793    284,898    209,273    266,494
  Newspaper consolidation and
    restructuring costs(1).........     3,400      2,335         --         --     14,222      6,424      2,484
                                     --------   --------   --------   --------   --------    -------   --------
      Total expenses...............   181,451    172,923    183,629    195,793    299,120    215,697    268,978
                                     --------   --------   --------   --------   --------    -------   --------
Operating income (loss)............   (23,901)    (9,126)   (13,209)   (11,576)    13,386      8,036    (14,571)
Interest expense...................   (10,102)    (6,455)    (2,578)    (2,426)   (11,395)    (7,377)   (15,246)
Equity in loss of affiliates.......        --    (12,705)    (8,763)   (13,380)    (7,835)    (4,538)    (3,521)
Other income, net..................    31,072     46,104      2,182      6,103      4,797      2,955      4,285
                                     --------   --------   --------   --------   --------    -------   --------
Income (loss) from continuing
  operations before income taxes...    (2,931)    17,818    (22,368)   (21,279)    (1,047)      (924)   (29,053)

                                                               HISTORICAL (CONTINUED)
                                     --------------------------------------------------------------------------
                                                                                                (UNAUDITED)
                                                                                             NINE MONTHS ENDED
                                                   YEARS ENDED DECEMBER 31,                    SEPTEMBER 30,
                                     ----------------------------------------------------   -------------------
                                       1991       1992       1993       1994       1995       1995       1996
                                     --------   --------   --------   --------   --------   --------   --------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Income tax expense (benefit).......     3,616     11,816     (6,097)     1,950      3,956      2,563     (2,200)
                                     --------   --------   --------   --------   --------    -------   --------
Income (loss) from continuing
  operations.......................  $ (6,547)  $  6,002   $(16,271)  $(23,229)  $ (5,003)  $ (3,487)  $(26,853)
                                     ========   ========   ========   ========   ========    =======   ========
Income (loss) from continuing
  operations per common share and
  share equivalent.................  $  (0.17)  $   0.16   $  (0.42)  $  (0.61)  $  (0.13)  $  (0.09)  $  (0.65)
                                     ========   ========   ========   ========   ========    =======   ========
Cash dividends declared per common
  share and share equivalent.......  $   0.20   $   0.21   $   0.23   $   0.25   $   0.25   $   0.19   $   0.25
                                     ========   ========   ========   ========   ========    =======   ========
Number of shares used in per share
  calculation......................    39,516     38,711     38,386     38,197     38,507     38,110     41,411
                                     ========   ========   ========   ========   ========    =======   ========
OTHER DATA:
EBITDA(2):
  Broadcasting.....................  $  2,784   $  5,397   $  7,210   $ 14,075   $ 64,419   $ 42,313   $ 55,315
  Publishing.......................    16,399     23,312     21,317     20,468     14,808      8,894     15,708
                                     --------   --------   --------   --------   --------    -------   --------
    EBITDA excluding programming
      and electronic media and
      corporate expenses...........    19,183     28,709     28,527     34,543     79,227     51,207     71,023
  Programming and Electronic
    Media..........................        --         --         --       (282)    (1,664)      (749)   (25,983)
  Corporate........................   (10,442)   (14,072)   (14,632)   (10,889)   (12,363)    (9,233)    (9,356)
                                     --------   --------   --------   --------   --------    -------   --------
    Total EBITDA...................  $  8,741   $ 14,637   $ 13,895   $ 23,372   $ 65,200   $ 41,225   $ 35,684
                                     ========   ========   ========   ========   ========    =======   ========

                                                     AT DECEMBER 31,                              (UNAUDITED)
                               ------------------------------------------------------------     AT SEPTEMBER 30,
                                 1991         1992         1993         1994         1995             1996
                               --------     --------     --------     --------     --------     ----------------
                                                            (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
  Total assets...............  $594,098     $793,433     $775,685     $724,713     $707,230         $733,885
  Net assets of discontinued
    cable television
    operations included in
    total assets.............    54,184      400,639      402,819      369,790           --               --
  Long-term debt (including
    current installments)....    73,112      263,609      280,106      260,761      244,098          159,800
  Stockholders' equity.......   399,938      391,967      359,575      285,887      263,239          362,376

---------------
(1) Includes Newspaper Consolidation Costs (defined below) totaling $7,422 incurred in 1995 in connection with the consolidation of Providence Journal's morning and afternoon newspapers in order to reallocate resources to regional editions and reduce operating costs (the "Newspaper Consolidation"), Newspaper Restructuring Costs (defined below) totaling $6,800 incurred in 1995 and $2,484 incurred in the nine months ended September 30, 1996 in connection with the Newspaper Restructuring, and severance costs totaling $3,400 and $2,335 incurred in 1991 and 1992, respectively, associated with the consolidation from 30 to 13 of Providence Journal's regional circulation centers ("RCC Consolidation Costs").

(2) "EBITDA" is defined by Providence Journal as operating income (loss) plus RCC Consolidation Costs, Newspaper Consolidation Costs, Newspaper Restructuring Costs, depreciation, amortization, stock-based compensation and pension expense (income). EBITDA is not intended to represent cash flow from operations and should not be considered as an alternative to operating or net income computed in accordance with GAAP as an indicator of Providence Journal's operating performance or as an alternative to cash flows from operating activities (as determined in accordance with GAAP) as a measure of liquidity. Providence Journal believes that EBITDA is a standard measure commonly reported and widely used by analysts, investors and other interested parties in the media industry. Accordingly, this information has been disclosed herein to permit a more complete comparative analysis of Providence Journal's operating performance relative to other companies in its industry.

     SUPPLEMENTAL PRO FORMA FINANCIAL DATA. The following table presents supplemental pro forma financial data for the years ended December 31, 1994 and 1995, and the nine months ended September 30, 1995 and 1996, as if the Spin-Off, Continental Merger and Kelso Buyout had occurred on January 1, 1994. Supplemental pro forma financial data is presented because Providence Journal believes such data may be more meaningful than historical financial data in comparing 1995 and 1996 results of operations with 1994 because such pro forma data includes KHC's operations, and excludes discontinued cable operations, for all periods presented. Although Providence Journal did not consolidate the results of KHC's operations for accounting purposes until after the Kelso Buyout, Providence Journal has managed these operations since February 1992. This supplemental pro forma financial data, which is unaudited, consolidates the historical results of operations of Providence Journal and KHC, after giving effect to the supplemental pro forma adjustments and eliminations described in footnote (1) below, for all periods presented. This data is not necessarily indicative of the results of operations that would have actually been obtained had the transactions referred to above been consummated on January 1, 1994, nor is it indicative of the results of operations that may be obtained in the future. Such financial data should be read in conjunction with "-- Selected Consolidated Historical Financial Data of Providence Journal" and "PROVIDENCE JOURNAL MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," and is qualified in its entirety by reference to the consolidated financial statements of Providence Journal and KHC, and respective notes thereto, included elsewhere in this Joint Proxy Statement/Prospectus.

                                                          SUPPLEMENTAL PRO FORMA (UNAUDITED)(1)
                                                        -----------------------------------------
                                                            YEARS ENDED        NINE MONTHS ENDED
                                                           DECEMBER 31,          SEPTEMBER 30,
                                                        -------------------   -------------------
                                                          1994       1995       1995       1996
                                                        --------   --------   --------   --------
                                                           (IN THOUSANDS EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Broadcasting........................................  $171,083   $180,547   $128,557   $149,819
  Publishing..........................................   127,893    128,491     92,967     95,176
  Programming and Electronic Media....................     2,300      3,468      2,209      9,412
                                                        --------   --------    -------   --------
       Total revenues.................................   301,276    312,506    223,733    254,407
                                                        --------   --------    -------   --------
Expenses:
  Operating and administrative expenses:
     Broadcasting.....................................   113,449    116,128     86,244     94,504
     Publishing, excluding Newspaper Consolidation
       Costs(2) and Newspaper Restructuring
       Costs(3).......................................   107,425    113,683     84,073     79,468
     Programming and Electronic Media.................     2,914      5,132      2,958     35,393
     Corporate........................................    13,074     12,363      9,233      9,356
                                                        --------   --------    -------   --------
       Total..........................................   236,862    247,306    182,508    218,723
  Depreciation and amortization(1)....................    41,219     39,585     29,688     32,129
  Stock-based compensation............................    15,138      2,387      1,946     14,941
  Pension expense.....................................       303      1,236        747        701
                                                        --------   --------    -------   --------
       Total..........................................   293,522    290,514    214,889    266,494
  Newspaper Consolidation Costs and Newspaper
     Restructuring Costs..............................        --     14,222      6,424      2,484
                                                        --------   --------    -------   --------
       Total expenses.................................   293,522    304,736    221,313    268,978
                                                        --------   --------    -------   --------
Operating income (loss)...............................     7,754      7,770      2,420    (14,571)
Interest expense(1)...................................   (17,971)   (19,573)   (15,555)   (15,246)
Equity in loss of affiliates(4).......................    (5,054)    (7,835)    (4,538)    (3,521)
Other income (expense), net...........................     2,601      4,797      2,955      4,285
                                                        --------   --------    -------   --------
Loss from continuing operations before income taxes...   (12,670)   (14,841)   (14,718)   (29,053)
Income taxes expense (benefit)(1).....................     6,466         52     (1,341)    (2,200)
                                                        --------   --------    -------   --------
Loss from continuing operations.......................  $(19,136)  $(14,893)  $(13,377)  $(26,853)
                                                        ========   ========    =======   ========
Loss from continuing operations per share.............  $  (0.50)  $  (0.39)  $  (0.35)  $  (0.65)
Number of shares used in per share calculation........    38,197     38,507     38,110     41,411
                                                        ========   ========    =======   ========

                                                         SUPPLEMENTAL PRO FORMA (UNAUDITED)(1)
                                                       ------------------------------------------
                                                       YEARS ENDED DECEMBER     NINE MONTHS ENDED
                                                                31,               SEPTEMBER 30,
                                                       ---------------------    -----------------
                                                         1994         1995       1995      1996
                                                       --------     --------    -------  --------
                                                                      (IN THOUSANDS)
OTHER FINANCIAL DATA:
EBITDA(5):
     Broadcasting....................................  $ 57,634     $ 64,419    $42,313  $ 55,315
     Publishing......................................    20,468       14,808      8,894    15,708
                                                       --------     --------    -------  --------
     EBITDA excluding programming and electronic
       media and corporate expenses..................    78,102       79,227     51,207    71,023
     Programming and Electronic Media................      (614)      (1,664)      (749)  (25,983)
     Corporate.......................................   (13,074)     (12,363)    (9,233)   (9,356)
                                                       --------     --------    -------  --------
          Total EBITDA...............................  $ 64,414     $ 65,200    $41,225  $ 35,684
                                                       ========     ========    =======  ========
Capital expenditures.................................    13,617       15,276     12,613    17,784

---------------

(1) The Supplemental Pro Forma results of operations consolidate KHC's results of operations for 1994 with those of Providence Journal in order for Providence Journal's results of operations during 1994 to be comparable with 1995 and 1996. To effect this consolidation, adjustments were made to consolidate KHC for 1994. In addition, pro forma adjustments were made for all periods presented to reflect the Spin-Off, the Kelso Buyout and the Continental Merger as if those transactions had occurred on January 1, 1994. No pro forma adjustments were required for 1996. The pro forma adjustments and elimination entries are as follows:

                                                                          (UNAUDITED)
                                                                INCREMENTAL AMOUNT TO ARRIVE AT
                                                                SUPPLEMENTAL PRO FORMA AMOUNTS
                                                             -------------------------------------
                                                                 YEARS ENDED          NINE MONTHS
                                                                DECEMBER 31,             ENDED
                                                             -------------------     SEPTEMBER 30,
       LINE ITEM IN HISTORICAL FINANCIAL STATEMENTS           1994        1995           1995
-----------------------------------------------------------  -------     -------     -------------
                                                                        DEBIT (CREDIT)
                                                                        (IN THOUSANDS)
Pro Forma Adjustments
Depreciation and amortization
  Additional amortization expense as a result of the
     "step-up" in basis in acquired assets of KHC..........  $ 7,488     $ 5,616        $ 5,616
Interest expense
  Additional interest expense assuming beginning debt as a
     result of the transactions at January 1, 1994 was
     approximately $225 million with an average interest
     rate of approximately 8.1%............................    6,852       8,178          8,178
Income tax expense (benefit)
  Incremental income tax expense (benefit) from above
     adjustments...........................................  $(3,827)    $(3,904)       $(3,904)
                                                             =======     =======     ==========
Elimination Entries
Operating and administrative expenses
  Eliminate management fees paid to Providence Journal from
     KHC included in KHC continuing operating expenses
     ($1,481 was allocated to discontinued operations in
     1994).................................................  $(2,044)          *              *
Other income (expense)
  Eliminate management fees paid to Providence Journal from
     KHC...................................................  $ 3,525           *              *
Equity in income (loss) of affiliates
  Eliminate Providence Journal's equity in loss of KHC.....  $(8,326)          *              *
Income tax expense (benefit)
  Eliminate income tax effects of above eliminations.......  $  (500)          *              *
                                                             =======     =======     ==========

---------------

 * Elimination entries are not shown for 1995 and 1996 because KHC was consolidated in Providence Journal's audited financial statements for those years.

(2) "Newspaper Consolidation Costs" are those costs totaling $7,422 incurred in 1995 in connection with the Newspaper Consolidation.

(3) "Newspaper Restructuring Costs" are estimated severance costs totaling $6,800 incurred in 1995 and $2,484 incurred in the nine months ended September 30, 1996 in connection with the Newspaper Restructuring.

(4) Equity in loss of affiliates consists of equity in loss of affiliates in the Programming and Electronic Media Business of $4,545, and $6,796 in 1994 and 1995, respectively, and $3,913 and $2,585 for the nine months ended September 30, 1995 and 1996, respectively, and also consists of equity in loss of Linkatel Pacific, LP, an investment of Providence Journal which was sold October 2, 1996 (pending closure), of $509 and $1,039 for 1994 and 1995, respectively, and $625 and $936 for the nine months ended September 30, 1995 and 1996, respectively.

(5) "EBITDA" is defined by Providence Journal as operating income (loss), plus Newspaper Consolidation Costs, Newspaper Restructuring Costs, depreciation, amortization, stock-based compensation and pension expense. EBITDA is not intended to represent cash flow from operations and should not be considered as an alternative to operating or net income computed in accordance with GAAP as an indicator of Providence Journal's operating performance or as an alternative to cash flows from operating activities (as determined in accordance with GAAP) as a measure of liquidity. Providence Journal believes that EBITDA is a standard measure commonly reported and widely used by analysts, investors and other interested parties in the media industry. Accordingly, this information has been disclosed herein to permit a more complete comparative analysis of Providence Journal's operating performance relative to other companies in its industry.

PROVIDENCE JOURNAL BROADCASTING BUSINESS -- SUMMARY OF FINANCIAL RESULTS (HISTORICAL)

     The following table sets forth historical operating results for the Providence Journal Broadcasting Business for the years ended December 31, 1993, 1994 and 1995 and the nine months ended September 30, 1995 and 1996.

                                                                  HISTORICAL
                                            ------------------------------------------------------
                                                                                  (UNAUDITED)
                                                                                  NINE MONTHS
                                                                                     ENDED
                                               YEARS ENDED DECEMBER 31,          SEPTEMBER 30,
                                            ------------------------------    --------------------
                                             1993       1994        1995        1995        1996
                                            -------    -------    --------    --------    --------
                                                            (DOLLARS IN THOUSANDS)
OPERATING DATA:
Revenues:
  National................................  $19,475    $24,487    $ 91,125    $ 64,531    $ 70,989
  Local and regional......................   27,180     32,909     106,054      75,373      92,822
  Other...................................    5,510      4,924      11,572       8,638       9,473
  Agency commissions......................   (6,659)    (8,296)    (28,204)    (19,985)    (23,465)
                                            -------    -------    --------    --------    --------
Net revenues..............................   45,506     54,024     180,547     128,557     149,819
                                            -------    -------    --------    --------    --------
Expenses:
  Operating and administrative expenses...   38,296     39,949     116,128      86,244      94,504
  Depreciation and amortization...........    8,682      7,856      21,884      15,017      20,370
                                            -------    -------    --------    --------    --------
          Total expenses..................   46,978     47,805     138,012     101,261     114,874
                                            -------    -------    --------    --------    --------
Operating income (loss)...................  $(1,472)   $ 6,219    $ 42,535    $ 27,296    $ 34,945
                                            =======    =======    ========    ========    ========
OTHER DATA:
  EBITDA(1)...............................  $ 7,210    $14,075    $ 64,419    $ 42,313    $ 55,315
     EBITDA as a percentage of net
       revenues...........................       16%        26%         36%         33%         37%

---------------

(1) See footnote (2) to "SELECTED FINANCIAL DATA OF PROVIDENCE
    JOURNAL -- Selected Consolidated Historical Financial Data" for a definition of, and certain matters relating to, EBITDA.

PROVIDENCE JOURNAL BROADCASTING BUSINESS -- SUMMARY OF FINANCIAL RESULTS (SUPPLEMENTAL PRO FORMA)

     The following table sets forth supplemental pro forma operating results for the Providence Journal Broadcasting Business for the years ended December 31, 1994 and 1995 and the nine months ended September 30, 1995 and 1996. For comparative purposes, supplemental pro forma amounts consolidate the results of KHC's broadcasting operations as if the Kelso Buyout occurred on January 1, 1994 and give effect to the adjustments and eliminations described in footnote (1) to "SELECTED FINANCIAL DATA OF PROVIDENCE JOURNAL -- Supplemental Pro Forma Financial Data."

                                                         SUPPLEMENTAL PRO FORMA (UNAUDITED)
                                                    ---------------------------------------------
                                                    YEARS ENDED DECEMBER      NINE MONTHS ENDED
                                                             31,                SEPTEMBER 30,
                                                    ---------------------    --------------------
                                                      1994         1995        1995        1996
                                                    --------     --------    --------    --------
                                                                (DOLLARS IN THOUSANDS)
OPERATING DATA:
Revenues:
  National.......................................   $ 88,691     $ 91,125    $ 64,531    $ 70,989
  Local and regional.............................     96,268      106,054      75,373      92,822
  Other..........................................     12,538       11,572       8,638       9,473
  Agency commissions.............................    (26,414)     (28,204)    (19,985)    (23,465)
                                                    --------     --------    --------    --------
Net revenues.....................................    171,083      180,547     128,557     149,819
                                                    --------     --------    --------    --------
Expenses:
  Operating and administrative expenses..........    113,449      116,128      86,244      94,504
  Depreciation and amortization..................     29,019       27,500      20,633      20,370
                                                    --------     --------    --------    --------
          Total expenses.........................    142,468      143,628     106,877     114,874
                                                    --------     --------    --------    --------
Operating income.................................   $ 28,615     $ 36,919    $ 21,680    $ 34,945
                                                    ========     ========    ========    ========
OTHER DATA:
  EBITDA(1)......................................   $ 57,634     $ 64,419    $ 42,313    $ 55,315
     EBITDA as a percentage of net revenues......         34%          36%         33%         37%

---------------

(1) See footnote (5) to "SELECTED FINANCIAL DATA OF PROVIDENCE
    JOURNAL -- Supplemental Pro Forma Financial Data" for a definition of, and certain matters relating to, EBITDA.

PROVIDENCE JOURNAL PUBLISHING BUSINESS -- SUMMARY OF FINANCIAL RESULTS (HISTORICAL)

     The Providence Journal Publishing Business was not affected by the Spin-Off, the Continental Merger or the Kelso Buyout. Therefore, the following table includes only certain historical operating and other data for the years ended December 31, 1993, 1994 and 1995 and the nine months ended September 30, 1995 and 1996:

                                                               HISTORICAL
                                      ------------------------------------------------------------
                                                                                  (UNAUDITED)
                                                                               NINE MONTHS ENDED
                                           YEARS ENDED DECEMBER 31,              SEPTEMBER 30,
                                      ----------------------------------     ---------------------
                                        1993         1994         1995         1995         1996
                                      --------     --------     --------     --------     --------
                                                         (DOLLARS IN THOUSANDS)
OPERATING DATA:
Revenues:
  Advertising.......................  $ 93,087     $ 95,079     $ 93,671     $ 67,018     $ 69,015
  Circulation.......................    31,028       30,887       32,151       23,995       25,023
  Other.............................       799        1,927        2,669        1,954        1,138
                                      --------     --------     --------      -------      -------
                                       124,914      127,893      128,491       92,967       95,176
Operating and administrative
  expenses before Newspaper
  Consolidation Costs and Newspaper
  Restructuring Costs...............   103,597      107,425      113,683       84,073       79,468
Depreciation........................    11,426       11,198       10,850        8,166        8,008
Newspaper Consolidation Costs and
  Newspaper Restructuring Costs.....        --           --       14,222        6,424        2,484
                                      --------     --------     --------      -------      -------
          Total operating
            expenses................   115,023      118,623      138,755       98,663       90,140
                                      --------     --------     --------      -------      -------
Operating income (loss).............  $  9,891     $  9,270     $(10,264)    $ (5,696)    $  5,216
                                      ========     ========     ========      =======      =======
OTHER DATA:
EBITDA(1)...........................  $ 21,317     $ 20,468     $ 14,808     $  8,894     $ 15,708
                                      ========     ========     ========      =======      =======
Average net paid circulation:
  Daily.............................   187,700      183,900      179,000      180,663      171,048
  Sunday............................   268,900      267,100      259,800      260,696      248,900

---------------

(1) See footnote (2) to "SELECTED FINANCIAL DATA OF PROVIDENCE
    JOURNAL -- Selected Consolidated Historical Financial Data" for a definition of, and certain matters relating to, EBITDA.

PROVIDENCE JOURNAL PROGRAMMING AND ELECTRONIC MEDIA BUSINESS -- SUMMARY OF FINANCIAL RESULTS (HISTORICAL)

     The Providence Journal Programming and Electronic Media Business was not significantly affected by the Spin-Off, the Continental Merger or the Kelso Buyout. As such, the following tables present the historical results of Providence Journal's wholly owned subsidiaries and Providence Journal's share of the equity in loss of affiliates comprising this segment:

                                                                   HISTORICAL
                                              ----------------------------------------------------
                                                                                   (UNAUDITED)
                                                                                NINE MONTHS ENDED
                                                YEARS ENDED DECEMBER 31,          SEPTEMBER 30,
                                              -----------------------------    -------------------
                                               1993       1994       1995       1995        1996
                                              -------    -------    -------    -------    --------
                                                            (DOLLARS IN THOUSANDS)
OPERATING DATA:
Revenues....................................  $    --    $ 2,300    $ 3,468    $ 2,209    $  9,412
Operating expenses(1).......................       --      2,582      5,132      2,958      35,395
Depreciation................................       --         33        167         92       3,058
                                              -------    -------    -------    -------    --------
Operating loss..............................  $    --    $  (315)   $(1,831)   $  (841)   $(29,041)
                                              =======    =======    =======    =======    ========
EQUITY IN LOSS OF AFFILIATES:
  AHN(2)....................................  $    --    $    --    $(1,835)   $  (805)   $     --
  TVFN(3)...................................   (1,391)    (3,848)    (4,177)    (2,946)     (1,078)
  Peapod....................................       --         --       (460)        --        (966)
  PSN.......................................       --       (697)      (324)      (162)       (541)
                                              =======    =======    =======    =======    ========
     Total equity in loss of affiliates.....  $(1,391)   $(4,545)   $(6,796)   $(3,913)   $ (2,585)
                                              =======    =======    =======    =======    ========
OTHER DATA:
EBITDA(4)...................................  $    --    $  (282)   $(1,664)   $  (749)   $(25,983)
                                              =======    =======    =======    =======    ========

---------------
(1) Operating expenses for 1994 on a Supplemental Pro Forma (unaudited) basis are $2.9 million, an increase of $0.3 million over historical operating expenses, due to inclusion in Supplemental Pro Forma of the operation of NorthWest Cable News, which was owned by KHC.

(2) AHN was consolidated with Providence Journal's results of operations effective January 1, 1996.

(3) TVFN was consolidated with Providence Journal's results of operations effective May 1, 1996.

(4) See footnote (2) to "SELECTED FINANCIAL DATA OF PROVIDENCE
    JOURNAL -- Selected Consolidated Historical Financial Data" for a definition of, and certain matters relating to, EBITDA.

     Providence Journal Programming and Electronic Media Business operations include:

                                                                      CUMULATIVE
                                                                        AMOUNTS
                                                                       INVESTED        OWNERSHIP%
                                                                        THROUGH           AS OF
                                                                     SEPTEMBER 30,    SEPTEMBER 30,
                                                                         1996             1996
                                                                     -------------     -----------
                                                                        (DOLLARS IN THOUSANDS)
CONSOLIDATED BUSINESSES:
AHN(1).............................................................    $  35,250            65%
TVFN(2)............................................................       47,900            46%
NWCN...............................................................        7,877           100%
projo.com (formerly "Rhode Island Horizons").......................        1,219           100%
                                                                         -------
     subtotal......................................................       92,246
                                                                         -------
INVESTMENTS IN AFFILIATES:
Peapod(3)..........................................................        6,338            15%
PSN(4).............................................................        2,105            16%
                                                                         -------
     subtotal......................................................        8,443
                                                                         -------
OTHER:
  StarSight Telecast, Inc..........................................        5,939             5%
                                                                         -------
Total investments..................................................    $ 106,628
                                                                         =======

---------------
(1) AHN was consolidated into Providence Journal's results of operations as of January 1, 1996. Providence Journal has agreed to invest an additional $19.5 million through the first quarter of 1997 upon the achievement of certain operating milestones, including entering into carriage agreements and meeting certain revenue and ratings objectives.
(2) TVFN became a consolidated subsidiary effective May 1, 1996.
(3) Peapod is an existing interactive grocery ordering and delivery service.
(4) PSN is a limited partnership formed to develop and produce broadcast television programming.

           PROVIDENCE JOURNAL MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The following analysis of the financial condition and results of operations of Providence Journal should be read in conjunction with Providence Journal's audited consolidated financial statements and notes thereto and the unaudited "SELECTED FINANCIAL DATA OF PROVIDENCE JOURNAL" included elsewhere in this Joint Proxy Statement/Prospectus.

     Providence Journal's businesses are concentrated principally in broadcast television, the publication of the Providence Journal Newspapers, and in programming and electronic media ventures. Providence Journal's broadcast television revenues, which comprised approximately 57.8% and 58.9% of total revenues in 1995 and for the nine months ended September 30, 1996, respectively, are derived substantially from local and national advertising and, to a lesser extent, from network compensation for the broadcast of network programming. Providence Journal's publishing revenues, which represented approximately 41.1% and 37.4% of total revenues in 1995 and for the nine months ended September 30, 1996, respectively, are derived primarily from advertising and, to a lesser extent, paid circulation. Revenues from the programming and electronic media ventures, which comprised approximately 1.1% and 3.7% of total revenues in 1995 and for the nine months ended September 30, 1996, respectively, are principally derived from subscriptions, service fees and advertising.

     Providence Journal's revenues historically have been slightly higher in the fourth quarter of the year and EBITDA has been significantly higher during such period, primarily attributable to increased expenditures by advertisers. Revenues and EBITDA, excluding programming and electronic media and corporate expenses, for the fourth quarter of 1995 amounted to approximately 28.4% and 36.8%, respectively, of Providence Journal's total revenues and EBITDA excluding programming and electronic media and corporate expenses for the year ended December 31, 1995, respectively.

     Broadcasting operating costs, which primarily include employee compensation, programming, production and promotion, represented 47.0% and 43.2% of the total operating and administrative costs of Providence Journal during 1995 and for the first nine months of 1996, respectively. Publishing operating costs, principally labor and newsprint costs, represented 46.0% and 36.3% of Providence Journal's total operating and administrative costs during 1995 and for the first nine months of 1996, respectively.

RECENT DEVELOPMENTS

     Subsequent to December 31, 1995, the following significant events have occurred:

  Increased Ownership Interest in Television Food Network, G.P.

     In May 1996, Providence Journal purchased the equity partnership interests held by Landmark Programming, Inc. ("Landmark") and Scripps Howard Publishing, Inc. ("Scripps"), two of the partners of TVFN, for respective purchase prices of approximately $12.7 million and $11.4 million. Prior to such purchase, Landmark and Scripps owned a 10.8% and 9.7% general partnership interest, respectively, in TVFN. Providence Journal's investment in TVFN through September 30, 1996, including these purchases and funding of its share of operating losses, totaled $47.9 million, which represents an equity interest of approximately 46%. As a result of these purchases, Providence Journal held three of the five voting seats on the TVFN management committee and TVFN became a controlled subsidiary of Providence Journal and was consolidated into Providence Journal's results of operations beginning in May 1996. On January 6, 1997, Providence Journal purchased the 9.5% equity partnership interests in TVFN held by Continental for a purchase price of $16.3 million. In connection with this transaction, Providence Journal agreed to transfer a 1.4% equity interest to Continental which interest had been given to Providence Journal in 1993 in exchange for Providence Journal's agreement to carry TVFN on all of its former cable systems. Following the consummation of such transaction, Providence Journal owns an equity interest of approximately 55.5% in TVFN and holds four of the five voting seats on the TVFN management committee.

  Option to Purchase KFVE in Honolulu, Hawaii

     On December 30, 1996, Providence Journal paid $9.0 million to the license holder of KFVE in Honolulu, Hawaii in exchange for an option to purchase KFVE for an agreed upon exercise price and a significant reduction in its monthly fees paid to KFVE under its existing LMA agreement. The option is exercisable after such time, if any, as the FCC permits ownership of two television stations in a single market. The present duopoly rules prohibit attributable interests in two television stations in the same designated market area. Although the FCC is currently reviewing ownership rules, there can be no assurance that the FCC will change or repeal the duopoly rules. The option, which is freely transferable to a third party, expires on December 31, 1999.

  Collection of Notes Receivable from Lowell Sun Companies

     On December 27, 1996, Providence Journal collected $23.1 million in full satisfaction of all principal and interest amounts due from Lowell Sun Publishing Company and Lowell Sun Realty Company (collectively, "Lowell Sun Companies") under a loan and credit facility the Lowell Sun Companies had with Providence Journal which had expired in March, 1996.

  Litigation

     As discussed elsewhere in this Joint Proxy Statement/Prospectus and in note 16 to the consolidated financial statements of Providence Journal, a declaratory judgment action was brought by Cable LP on January 17, 1995, against Old PJC, among other parties, claiming that an indirect subsidiary of Old PJC (Colony) had breached a right of first refusal entitling Cable LP to purchase a general partnership interest in a cable system transferred to Continental in connection with the Continental Merger Agreement. A final declaratory judgment in this action in favor of Cable LP was entered on May 21, 1996. Such judgment requires, among other matters, Dynamic and Colony to negotiate with Cable LP on a price to transfer Dynamic's interest in the general partnership to Cable LP.

     Providence Journal appealed this judgment and moved to stay the effect of the judgment during the pendency of the appeal. On June 10, 1996, a hearing was held on Providence Journal's motion to stay. At such hearing, the judge declined to grant or deny Providence Journal's motion to stay at that time. In the event that, as a result of such litigation, Dynamic is required to sell its interest in the Dynamic Partnership to Cable LP, the Continental Merger Agreement provides that Providence Journal will pay to Continental simultaneously with the closing of such sale an amount equal to the sum of (i) the amount (if any) by which the consideration received by Dynamic for the sale of such interest is less than $115 million plus (ii) the taxes which would be payable assuming the purchase price for such interest equaled $115 million. On December 27, 1996, Providence Journal settled its obligations in full with Continental for $25 million. Consequently, Providence Journal recorded, in the fourth quarter of 1996, a charge to stockholders' equity to reflect the decrease in net proceeds received from the disposal of the cable assets in 1995 pursuant to the Continental Merger Agreement. Such payment was funded by borrowings under Providence Journal's revolving credit facility.

  Consummation of US West Merger

     On November 15, 1996, US West and Continental consummated the US West Merger. Based on the final value of the US West Merger, Providence Journal recorded in November 1996 a $4.3 million credit (or approximately $2.8 million, net of tax) to the income statement upon settlement of certain affected stock-based compensation plans to reflect the partial reversal of previously recorded expense related to these plans. Of this $4.3 million credit, $2.7 million was credited to continuing operations and $1.6 million was credited to discontinued operations.

  Linkatel Pacific, LP Sale

     On October 2, 1996, the owners of Linkatel Pacific, LP ("Linkatel"), an alternative access business located in Orange County, CA, signed a definitive agreement to sell that business to Nextlink Communica-tions LLC for $42.5 million. The transaction was simultaneously closed in escrow pending California Public Utility Commission approval. Providence Journal's interest in Linkatel has been valued for this sale at approximately $14.5 million. The sale will result in an estimated pre-tax gain to Providence Journal of approximately $10 million (or approximately $7 million, net of tax) upon final closing.

  Initial Public Offering

     On June 25, 1996, Providence Journal raised $106.3 million, net of underwriters' commissions, in an initial public offering and direct placement to Providence Journal employees of Providence Journal Class A Common Stock. The number of shares of Providence Journal Class A Common Stock sold to the public in the underwritten offering was 7,125,000 and the number of shares of Providence Journal Class A Common Stock sold to eligible employees in the direct placement program was 450,000. Expenses associated with the offerings were approximately $2.2 million. On July 10, 1996, Providence Journal issued an additional 1,068,750 shares of Providence Journal Class A Common Stock and raised an additional $15.0 million, net of underwriters' commissions, pursuant to the exercise of an overallotment option granted to the underwriters by Providence Journal. The net proceeds from the offerings were used to repay a portion of Providence Journal's outstanding debt.

  Increased Ownership Interest in America's Health Network

     On May 9, 1996, Providence Journal increased its investment in AHN to $35.3 million, which represents an equity interest of approximately 65%. Providence Journal advanced $5.8 million in December 1996 as part of its commitment to invest an additional $19.5 million by the first quarter of 1997 upon the achievement by AHN of certain operating milestones, including entering into carriage agreements and meeting certain revenue and ratings objectives.

  Execution of a Local Marketing Agreement -- KONG in Seattle, Washington

     In May 1996, Providence Journal entered into a ten-year LMA with KONG, which holds a permit to construct a television station in the Seattle, Washington market, and has an option to purchase the station at an agreed upon exercise price payable, at Providence Journal's option, in cash or in shares of Providence Journal Class A Common Stock. The option is exercisable by either Providence Journal or KONG after such time, if any, as the FCC permits ownership of two television stations in a single market. Under the LMA, Providence Journal will spend approximately $2.0 million for equipment in the first year and, once operational, will provide annual programming and marketing services to KONG pursuant to which Providence Journal will receive all advertising revenues. Until the option to purchase the station is exercised, Providence Journal is required to make annual payments to KONG of approximately $0.4 million in years one through five and $0.7 million in years six through ten of the contract term.

  Execution of a Local Marketing Agreement -- KSKN in Spokane, Washington

     At the end of June, 1996, Providence Journal entered into a ten-year LMA with KSKN channel 22 in Spokane, Washington and has an option to purchase the station at an agreed upon exercise price payable, at Providence Journal's option, in cash or in shares of Providence Journal Class A Common Stock. The option is exercisable by either Providence Journal or KSKN after such time, if ever, as the FCC permits ownership of two television stations in a single market. Under the LMA, Providence Journal will spend approximately $1.5 million for equipment and will provide annual programming and marketing services to KSKN pursuant to which Providence Journal will receive all advertising revenues. Until the option to purchase the station is exercised, Providence Journal is required to make annual payments to KSKN of approximately $0.24 million per year through October, 1997 and $0.3 million per year thereafter.

REORGANIZATION

     On October 5, 1995, Old PJC completed the acquisition of its 50% joint venture partner's interest in KHC through the Kelso Buyout for $265 million, including transaction fees, completed the Spin-Off and, following the Spin-Off, at which point it held only Old PJC's cable television businesses and assets, Old PJC was merged with and into Continental. Immediately prior to the Kelso Buyout, Continental purchased for $405 million all of the stock of King Videocable Company ("KVC"), an indirect wholly-owned cable subsidiary of KHC. As a result of these transactions, Providence Journal, in substance, became the successor to Old PJC, in the same lines of business, simultaneously disposing of its cable operations, and in connection with the Kelso Buyout, acquired the 50% interest not previously owned in KING, KGW, KHNL, KREM and KTVB.

DISPOSAL OF CABLE OPERATIONS

     Gross proceeds from the disposal of the cable operations discussed above consisted of a combination of Continental stock, which was received directly from Continental by Old PJC's shareholders in connection with the Continental Merger, assumption of a portion of Old PJC's debt by Continental and cash from Continental. The total combined consideration amounted to approximately $1.4 billion (including $405 million from the sale of KVC). For accounting purposes, the disposal of Old PJC's cable operations was treated as if Providence Journal had spun off the cable operations to shareholders, which Providence Journal believes more appropriately reflects the substance of the transaction. Accordingly, the excess of the gross proceeds over the net assets of the discontinued cable operations less income taxes, which amounted to $582.5 million, is reflected in the consolidated statement of stockholders' equity for the year ended December 31, 1995. The receipt by the Old PJC shareholders of the Continental shares, valued at $584.8 million, is recorded as a "deemed distribution" in the consolidated statement of stockholders' equity.

     The loss from operations of the disposal of the discontinued cable business is not reflected in the 1995 results of operations because loss on disposal of that business, including estimated loss during the 1995 phase-out period, was recognized in the fourth quarter of 1994. The loss from operations and disposal of discontinued wholly-owned cable operations (excluding KHC's discontinued cable operation) in 1994 amounted to $36.6 million, of which $34.8 million reflected severance and transaction costs and $1.8 million reflected the estimated loss from cable operations through the disposal date, net of allocated interest of $20.7 million.

     In connection with the Continental Merger, Providence Journal agreed to indemnify Continental from any and all liabilities arising from the non-cable television businesses and is responsible for all Federal and state income tax liabilities for periods ending on or before the Continental Closing Date. See "BUSINESS OF PROVIDENCE JOURNAL -- Background; Reorganization."

KELSO BUYOUT

     The Kelso Buyout as discussed above and in Notes 2(a) and 3(a) of Providence Journal's consolidated financial statements, was effected in the fourth quarter of 1995. As illustrated below, the excess of the purchase price over the net book value of assets acquired, including deferred taxes, was $206.7 million, of which approximately $88.0 million was allocated to identifiable intangibles and the remainder to goodwill, all of which is being amortized over an average life of approximately 30 years.

     In connection with the Kelso Buyout, assets acquired and liabilities assumed were as follows (in thousands):

        Assets acquired...................................................  $243,186
        Goodwill and other intangibles....................................  $206,740
        Liabilities assumed...............................................  $184,926
        Cash paid.........................................................  $265,000

     The primary business of KHC is broadcast television and, prior to the sale to Continental of KVC, also included cable television. Prior to the Kelso Buyout, Providence Journal reported its 50% investment in KHC under the equity method of accounting and provided management services to KHC. Audited financial statements of KHC as of December 31, 1994 and for each of the years in the two-year period then ended are presented elsewhere in this Joint Proxy Statement/Prospectus.

CONSOLIDATED RESULTS OF OPERATIONS

SUPPLEMENTAL PRO FORMA RESULTS OF OPERATIONS

     The supplemental pro forma financial data discussed below is presented as if the Spin-Off, Continental Merger and Kelso Buyout had occurred on January 1, 1994. Supplemental pro forma data is presented because Providence Journal believes such data may be more meaningful than historical financial data in comparing 1995 and 1996 results of operations with 1994 because such pro forma data includes KHC operations and excludes discontinued cable operations for all periods presented. Although Providence Journal did not consolidate the results of KHC's operations for accounting purposes until after the Kelso Buyout, Providence Journal has managed these operations since February 1992. This supplemental pro forma financial data consolidates the historical results of operations of Providence Journal and KHC, after giving effect to the supplemental pro forma adjustments and eliminations described in footnote (1) to the table "Supplemental Pro Forma Financial Data" included in "SELECTED FINANCIAL DATA OF PROVIDENCE JOURNAL," for all periods presented. This pro forma financial data is not necessarily indicative of the results of operations that would have actually been obtained had the transactions referred to above been consummated on January 1, 1994, nor is it indicative of the results of operations that may be obtained in the future. Such financial data should be read in conjunction with "SELECTED FINANCIAL DATA OF PROVIDENCE JOURNAL" and is qualified in its entirety by reference to the consolidated financial statements of Providence Journal and KHC, and respective notes thereto included elsewhere in this Joint Proxy Statement/Prospectus.

SUPPLEMENTAL PRO FORMA NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED TO SUPPLEMENTAL PRO FORMA NINE MONTHS ENDED SEPTEMBER 30, 1995

  Consolidated (Supplemental Pro Forma)

     Consolidated revenues for the nine months ended September 30, 1996 were $254.4 million, an increase of 13.7%, compared to $223.7 million for the 1995 period. Continued strong growth in the third quarter of 1996 in Providence Journal Broadcasting revenues contributed significantly to the increase in consolidated revenues for the period. Providence Journal Broadcasting revenues for the nine months ended September 30, 1996 of $149.8 million are 16.5% greater than Providence Journal Broadcasting revenues of $128.6 million for the same period in 1995. An improving Rhode Island economy led to an increase of $2.2 million in Providence Journal Publishing revenues to $95.2 million from $93.0 million for the nine months ended September 30, 1995. Providence Journal Programming and Electronic Media Business revenues of $9.4 million for the nine months ended September 30, 1996 have increased over revenues for the 1995 period of $2.2 million primarily due to the consolidation of TVFN in May 1996. The remaining businesses in the Providence Journal Programming and Electronic Media Business are in the early development phase of operations.

     For the nine months ended September 30, 1996, the consolidation of AHN and TVFN added $29.1 million in operating and administrative expenses and was primarily responsible for a 19.8%, or $36.2 million, increase in consolidated operating and administrative expenses for the 1996 nine months over the same period in 1995. Providence Journal Broadcasting Business operating and administrative expenses increased 9.6% for the nine months ended September 30, 1996 over the same period last year due primarily to promotional costs relating to the Olympics during the third quarter 1996 and the incremental costs of a start-up news operation in Honolulu. Providence Journal Publishing Business operating and administrative expenses decreased 5.5%, or $4.6 million, for the nine months ended September 30, 1996 to $79.5 million from $84.1 million for the 1995 period primarily due to net payroll and related cost savings from the Newspaper Consolidation and Newspaper Restructuring and reductions in newsprint expense. Corporate operating and administrative expenses remained relatively flat for the nine months ended September 30, 1996 compared with the same period in 1995.

     Consolidated supplemental pro forma depreciation and amortization expense increased $2.4 million to $32.1 million for the nine months ended September 30, 1996 from $29.7 million for the nine months ended September 30, 1995. The increase is due primarily to the consolidation of TVFN and AHN which together contributed $2.4 million to the increase in depreciation and amortization expense for the nine months ended September 30, 1996.

     In the first quarter of 1996, Providence Journal recorded an $11.4 million charge (of which $10.1 million related to the IUP) to continuing operations and a $5.4 million (pre-tax) charge to discontinued operations to reflect the vested portion of an estimated $20.5 million adjustment to stock-based compensation plans. Of the $3.7 million which was unvested at March 31, 1996, $1.3 million became vested and was charged to operations in each of the second and third quarters of 1996. The $20.5 million adjustment to the stock-based compensation plans reflects additional consideration which participants in Providence Journal's IUP, restricted stock unit plan and certain stock option plans will receive to the extent the value ascribed to Providence Journal's former cable operations has increased upon a final determination. Providence Journal's cable operations were merged with Continental in October, 1995. In February, 1996, Continental and US West jointly announced the US West Merger. The final amount of additional consideration was determined at the closing of the US West Merger, which occurred on November 15, 1996 as discussed under "-- Recent
Developments -- Consummation of the US West Merger" above.

     In the first and second quarters of 1996, Providence Journal recorded additional charges to operations of approximately $1.1 million and $1.3 million, respectively, relating to early retirement costs and voluntary separation benefits in connection with a plan of reorganization and restructuring of the Providence Journal Publishing business adopted by Providence Journal in the fourth quarter of 1995 (the "Newspaper Restructuring") at which time a $6.8 million charge was recorded. The following table illustrates the current status of the restructuring accrual by component (in millions):

                                                                                 OUTPLACEMENT
                                                                  EMPLOYEE         & OTHER
                                                               SEVERANCE COSTS      COSTS       TOTAL
                                                               ---------------   ------------   -----
Balance at December 31, 1995.................................       $ 6.5           $  0.3      $ 6.8
  Charge to first quarter operations.........................         1.1                         1.1
  Charge to second quarter operations........................         1.3                         1.3
  Utilization of accrual.....................................        (0.5)            (0.2)      (0.7)
  Funding by pension plan....................................        (6.3)                       (6.3)
                                                                    -----            -----      -----
Balance at September 30, 1996................................       $ 2.1           $  0.1      $ 2.2
                                                                    =====            =====      =====

     The remaining costs in the accrual are expected to be paid over several years extending to the year 2004 in accordance with terms of the applicable severance packages. The Newspaper Restructuring and the Newspaper Consolidation are expected to generate combined savings of approximately $11.0 million per year and a net full-time equivalent reduction of 175 of the Providence Journal Publishing Business work force.

     Supplemental pro forma interest expense remained relatively flat for the nine months ended September 30, 1996 compared to the 1995 period. Effective average interest rates were 8.3% for the 1996 period compared to 8.0% for the 1995 period.

     As a result of the additional stock-based compensation expense, additional Newspaper Restructuring charges, and consolidations of AHN and TVFN together offsetting the operating results of Providence Journal Broadcasting Business and Providence Journal Publishing Business, the loss from continuing operations for the nine months ended September 30, 1996 was $26.9 million compared to a supplemental pro forma loss from continuing operations of $13.4 million for the 1995 period.

  Broadcasting Business (Supplemental Pro Forma)

     The Providence Journal Broadcasting Business consists of nine owned and operated stations and four (one of which is under construction) stations to which Providence Journal provides marketing and programming services. These thirteen stations serve markets in Seattle, WA; Portland, OR; Charlotte, NC; Albuquerque, NM; Louisville, KY; Honolulu, HI; Spokane, WA; Tucson, AZ; and Boise, ID. The KONG and KSKN LMAs did not contribute significantly to the operating results for the nine months ended September 30, 1996 as these were not fully operational for these periods.

     Providence Journal Broadcasting Business revenues for the nine months ended September 30, 1996 of $149.8 million were 16.5% greater than such revenues of $128.6 million for the same period last year. Net revenues from Providence Journal's NBC affiliates increased 21.9% year to date for 1996 over the 1995 period. Coverage of the 1996 Summer Olympics contributed approximately $4.0 million in incremental revenue and political revenue contributed over $4.0 million in incremental revenue for the nine months ended September 30, 1996. Increased market share and ratings in Portland, Charlotte, and Honolulu also contributed to the increases in revenue. For the nine months ended September 30, 1996, Providence Journal Broadcasting Business national advertising revenues increased 10.0% to $71.0 million from $64.5 million for the 1995 periods and local and regional advertising increased 23.2% to $92.8 million from $75.4 million over the same period last year.

     Providence Journal Broadcasting Business operating and administrative expenses increased 9.6% for the nine months ended September 30, 1996 to $94.5 million compared to $86.2 million for the same period last year. This increase reflects the incremental costs of a start-up news operation and promotion expenses in Honolulu (required by KHNL's affiliation switch from Fox to NBC on January 1, 1996) coupled with the increased news costs associated with weather coverage in the Northwest. Also contributing to the increase are over $1.0 million of one-time costs associated with the coverage and promotion of the 1996 Summer Olympics as well as sports related costs in Seattle and Tucson. Depreciation and amortization expense for the nine months ended September 30, 1996 remained relatively flat compared to supplemental pro forma depreciation expense for the nine months ended September 30, 1995.

     Operating income for the Providence Journal Broadcasting Business for the nine months ended September 30, 1996 is $34.9 million compared to $21.7 million for the 1995 period on a supplemental pro forma basis, an increase of 60.8%.

  Publishing Business (Supplemental Pro Forma and Historical)

     Steady growth in the first nine months due in part to improving economic conditions in Rhode Island has led to an overall increase of $2.2 million in Providence Journal Publishing Business revenues to $95.2 million from $93.0 million for the nine months ended September 30, 1996 and 1995, respectively. Advertising revenues for the nine months ended September 30, 1996 increased 3.0% to $69.0 million from $67.0 million for the nine months ended September 30, 1995 with increases in both space and average rate. As a result of price increases and the Newspaper Consolidation in July of 1995, average daily circulation for the nine months ended September 30, 1996 decreased 5.3% to 171,048 from an average of 180,663 for the nine months ended September 30, 1995. Average Sunday circulation for the 1996 nine months was 248,900, down 4.5% from 260,696 for the same period last year, largely because of increased price. Despite the decline in circulation levels, circulation revenues are up 4.3% for the nine months ended September 30, 1996 as a result of price increases.

     Providence Journal Publishing Business operating and administrative expenses decreased 5.5% or $4.6 million for the nine months ended September 30, 1996 to $79.5 million from $84.1 million for the 1995 period. These declines were primarily due to payroll savings which totaled $3.9 million year to date primarily due to the Newspaper Consolidation and Newspaper Restructuring partially offset by a charge of $1.6 million year to date in 1996 for Providence Journal Publishing Business employee gainsharing and bonus incentives. A reduction in newsprint costs of $0.4 million for the nine months ended September 30, 1996 also contributed to the reduced operating expenses. The average newsprint price per ton paid for the nine months ended September 30, 1996 was up 8.2% from the same period in 1995 although consumption is down 9% as a result of the Newspaper Consolidation.

     As previously discussed, management approved the Newspaper Restructuring at the end of 1995 in an effort to improve efficiencies. Under the plan, Providence Journal targeted a reduction in work force of approximately 100 full-time equivalents through a combination of early retirement and voluntary and involuntary separation assistance plans. A charge of $6.8 million was recorded in the fourth quarter of 1995 relating to employee severance costs, outplacement, and other costs associated with the restructuring. As a result of a greater than anticipated response to the voluntary programs, management recorded an additional charge to operations of $1.1 million in the first quarter of 1996 and $1.3 million in the second quarter of 1996. Providence Journal expects annual savings from the Newspaper Restructuring and Newspaper Consolidation to be approximately $7.0 million and $4.0 million, respectively. Substantially all costs under both these plans have been or will be paid by Providence Journal's pension plans (in which plan assets exceed plan obligations).

     Due to increased revenues and primarily due to reduced payroll and newsprint expenses, the Providence Journal Publishing Business had operating income of $5.2 million for the nine months ended September 30, 1996 compared to a loss of $5.7 million for the same period last year.

  Programming and Electronic Media (Supplemental Pro Forma and Historical)

     In December, 1995 Providence Journal launched the NorthWest Cable News channel, which provides 24-hour news service to cable television viewers in Washington, Oregon, and Idaho, and in the third quarter of 1995 launched Rhode Island Horizons (renamed projo.com on October 1, 1996), its electronic on-line information service. Beginning in May, 1995, Providence Journal made new investments in AHN, a 24-hour health cable programming channel that launched on March 25, 1996. In July, 1995, Providence Journal invested in Peapod, an existing interactive grocery delivery service. Through the first nine months of 1996, Providence Journal continued to fund its share of the operations of its investment in TVFN and AHN. In 1995, Providence Journal grouped these investments together in a new segment called "Programming and Electronic Media."

     Total cumulative investments through September 30, 1996 in the Providence Journal Programming and Electronic Media Business totalled $106.6 million. Effective January 1, 1996, Providence Journal consolidated its investment in AHN, and effective May 1, 1996 consolidated its investment in TVFN reflecting management's decision to expand its holdings in these entities and grow this segment. These investments were previously accounted for under the equity method of accounting. In addition to AHN and TVFN, Providence Journal currently consolidates its wholly owned subsidiaries which operate NorthWest Cable News and projo.com (formerly Rhode Island Horizons). On July 31, 1996, Rhode Island Horizons ceased service on the Prodigy network in order to focus attention in fully developing its web site, http://www.projo.com. which launched on October 1, 1996.

     Providence Journal Programming and Electronic Media Business revenues of $9.4 million for the nine months in 1996 have increased over revenues of $2.2 million for the same 1995 period primarily due to the consolidation of TVFN in May, 1996. TVFN accounted for $5.2 million of the segment's revenue for the nine months ended September 30, 1996. NorthWest Cable News accounted for $2.2 million of the segment's revenues for the nine months ended September 30, 1996. The remaining businesses in the Providence Journal Programming and Electronic Media Business are in the early development phase of operations. Subscribers for TVFN have grown 30.7% to 17.3 million as of September 30, 1996 compared to 13.3 million as of September 30, 1995. AHN has 3.4 million subscribers and NorthWest Cable News has 1.4 million subscribers as of September 30, 1996.

     For the nine months ended September 30, 1996, AHN and TVFN added $29.1 million in operating expenses in the Programming and Electronic Media Business.

     Primarily because of the consolidation of TVFN and the start-up ventures NWCN and AHN in 1996, the Providence Journal Programming and Electronic Media Business operating losses were $29.0 million for the nine months ended September 30, 1996.

SUPPLEMENTAL PRO FORMA 1995 COMPARED TO SUPPLEMENTAL PRO FORMA 1994

  Consolidated (Supplemental Pro Forma)

     Consolidated revenues increased by 3.7% in 1995 to $312.5 million from $301.3 million in 1994. Providence Journal Broadcasting Business revenues contributed significantly to the increase in consolidated revenues with an increase of 5.5% in 1995 to $180.5 million from $171.1 million in 1994 due to increased advertising revenue resulting from improved ratings and local market growth. The Providence Journal Publishing Business contributed substantially the same revenue in 1995 as in the prior year with $128.5 million for 1995 compared with $127.9 million in 1994. The operations in the Providence Journal Programming and Electronic Media Business, which are in the early development phase, contributed $3.5 million in revenue in 1995 compared to $2.3 million in 1994.

     Consolidated operating and administrative expenses increased 4.4% to $247.3 million in 1995 from $236.9 million in 1994, primarily as a result of the increased costs in the Providence Journal Publishing Business. The Providence Journal Broadcasting Business operating and administrative expenses increased 2.4% to $116.1 million in 1995 from $113.4 million in 1994. Publishing operating and administrative expenses increased 5.9% in 1995 to $113.7 million from $107.4 million in 1994. This increase was the result of a 45% increase in the average price per ton of newsprint paid by Providence Journal, which caused a $6.5 million increase in newsprint costs in 1995 compared to 1994. Operating expenses for the development stage businesses in the Providence Journal Programming and Electronic Media Business increased to $5.1 million in 1995 from $2.9 million in 1994 primarily due to expenses associated with the launching of Providence Journal's cable network, NorthWest Cable News.

     In 1995, Providence Journal recorded a $7.4 million charge in connection with the Newspaper Consolidation and a $6.8 million charge at year end in connection with the Newspaper Restructuring. The combined impact of both of these efforts is expected to reduce the number of employees by approximately 175 full-time equivalents (net of 24 additional full-time equivalents) and, when fully implemented, to generate estimated annual cost savings of approximately $11 million.

     Stock-based compensation expense, which relates to Providence Journal's stock incentive plans, declined $12.7 million to $2.4 million in 1995 from $15.1 million in 1994 primarily due to the freezing of the IUP in 1994 and the establishment of a reserve in 1994 for cash payments to be made pursuant to such plan in 1995. See also "-- Liquidity and Capital Resources" regarding possible additional payments under these plans.

     Consolidated depreciation and amortization expense decreased $1.6 million from $41.2 million in 1994 to $39.6 million in 1995. Included in supplemental pro forma depreciation and amortization for both 1994 and 1995 is approximately $7.5 million associated with the step-up in the carrying value of intangible assets (with an average life of 30 years) acquired in the Kelso Buyout.

     The increase of $2.8 million in equity in losses of affiliates from 1994 is a result of the investment by the Providence Journal Programming and Electronic Media Business in start-up businesses, AHN and Peapod. Other income (expense), net increased $2.2 million to $4.8 million in 1995 from $2.6 million in 1994, principally due to recognition in 1995 of $2.4 million in interest income from a note receivable with the Lowell Sun Companies. Interest income received in 1994 and 1993 had been used to create a reserve against the principal of the note receivable in those years. Included in other income (expense) are the operating results of Providence Journal's ancillary garage operation, which are not material to Providence Journal's results of operations.

     Income tax expense decreased from $6.5 million in 1994 to $0.1 million in 1995 primarily due to a $6.0 million additional tax provision recorded in 1994 relating principally to interest on settlements and contingencies related to income tax liabilities identified during Service examinations. Effective tax rates for 1995 and 1994 were unfavorably affected by non-deductible amortization of certain intangibles acquired. Loss from continuing operations for 1995 was $14.9 million compared with $19.1 million in 1994 reflecting the factors discussed above.

  Providence Journal Broadcasting (Supplemental Pro Forma)

     Providence Journal Broadcasting Business revenues grew 5.5% in 1995. Revenues attributable to national advertisers increased 2.7% to $91.1 million in 1995 from $88.7 million in 1994. This modest increase occurred despite a slight weakening of the economy in the fourth quarter of 1995 as well as the unfavorable effects of large advance sales of advertising by the major networks which reduced national advertiser demand for spot advertising at the Providence Journal Stations. Revenues attributable to local and regional advertisers grew 10.2% in 1995, increasing from $96.3 million in 1994 to $106.1 million in 1995, due to improved ratings and market growth.

     Operating and administrative expenses increased 2.4% to $116.1 million in 1995 from $113.4 million in 1994, an increase of $2.7 million. This increase reflects the incremental costs of a start-up news operation in Honolulu (required by KHNL's affiliation switch from Fox to NBC on January 1, 1996) and the offsetting impact of cost containment policies at the Providence Journal Stations. Depreciation and amortization expense decreased 5.2% to $27.5 million in 1995 from $29.0 million in 1994, a change of $1.5 million. Included in supplemental pro forma depreciation and amortization is approximately $7.5 million annually associated with the step-up in carrying value of intangible assets (with an average life of 30 years) resulting from the Kelso Buyout.

     As a result of revenue growth and reduced costs, operating income increased 29.0% to $36.9 million in 1995 from $28.6 million in 1994.

  Providence Journal Publishing (Supplemental Pro Forma and Historical)

     Prior to June 5, 1995, Providence Journal published a Sunday newspaper, and both a morning daily newspaper (Monday through Saturday) and an afternoon daily newspaper (Monday through Friday). As discussed previously, in response to changing readership preferences and declining circulation, primarily in the afternoon daily newspaper, and in an attempt to permanently reduce Providence Journal's cost basis, Providence Journal effected the Newspaper Consolidation, and now publishes a morning only daily Providence Journal-Bulletin (Monday through Saturday) in addition to The Providence Sunday Journal.

     Providence Journal Publishing Business revenues in 1995 of $128.5 million were relatively flat with 1994 revenues of $127.9 million. Advertising revenues declined slightly in 1995 to $93.7 million from $95.1 million in 1994 due to a continuing lackluster Rhode Island economy. Advertising linage declined from 2.0 million in 1994 to 1.9 million in 1995. Despite the decline in circulation levels as a result of the Newspaper Consolidation, circulation revenues of $32.2 million in 1995 were 4.2% ahead of 1994 circulation revenues of $30.9 million as a result of rate increases in 1994 and 1995.

     Operating and administrative expenses increased 5.9% in 1995 to $113.7 million primarily due to newsprint price increases of $6.5 million in 1995. The average price per ton of newsprint paid by Providence Journal increased 45% in 1995. The Providence Journal Publishing Business has implemented several newsprint conservation programs to offset these price increases, including, among others, reducing the page width of the newspaper and strict control of newspaper waste. In implementing the Newspaper Consolidation, Providence Journal incurred costs of $7.4 million which include early retirement and voluntary separation costs totaling $4.9 million affecting approximately 80 employees and $2.5 million for promotion, training, and other costs of the conversion. Annual savings from the Newspaper Consolidation are estimated to be approximately $4 million. As previously discussed, Providence Journal also implemented the Newspaper Restructuring at the end of 1995 in an effort to improve efficiencies. Under the plan, Providence Journal targeted a reduction in workforce of approximately 100 full time equivalents through a combination of early retirement and voluntary separation assistance plans. Newspaper Restructuring Costs in an amount equal to $6.8 million were recorded in the fourth quarter of 1995 relating to salaries, benefits, and payroll taxes associated with the restructuring. Annual savings from the Newspaper Restructuring are estimated to be approximately $7 million. Substantially all of the Restructuring Costs as well as the early retirement benefits offered in the Newspaper Consolidation, together totaling approximately $9.6 million, are expected to be paid from Providence Journal's pension plan (the plan assets of which exceed plan obligations), thereby minimizing the impact on cash flow of the Providence Journal Publishing Business.

     Primarily due to the Newspaper Consolidation Costs, Newspaper Restructuring Costs and increases in newsprint costs, the Providence Journal Publishing Business had a $10.3 million operating loss in 1995 compared to $9.3 million of operating income in 1994.

  Providence Journal Programming and Electronic Media (Supplemental Pro Forma and Historical)

     The Providence Journal Programming and Electronic Media Business was not significantly affected by the Spin-Off, the Continental Merger or the Kelso Buyout. The only difference between "Historical" and "Supplemental Pro Forma" results of operations for the Providence Journal Programming and Electronic

Media Business is an additional $0.3 million of operating expenses included in 1994 on a supplemental pro forma basis attributable to the operations of NorthWest Cable News, which was previously owned by KHC. Therefore, the results of operations and financial condition of the Providence Journal Programming and Electronic Media Business are substantially identical on both a "Supplemental Pro Forma" and "Historical" basis.

     In December 1995, Providence Journal launched the NorthWest Cable News channel, which provides 24-hour news service to cable television viewers in Washington, Oregon, and Idaho, and in May 1995, launched Rhode Island Horizons (renamed "projo.com" effective October 1, 1996), Providence Journal's electronic on-line information service. Providence Journal made new investments in America's Health Network, a 24-hour health channel that was launched on March 25, 1996, and Peapod, an existing interactive grocery ordering and delivery service. During 1995, Providence Journal also continued to fund its share of its investment in TVFN and PSN. In addition, Providence Journal has fully subleased the satellite transmission capacity it had previously leased. In 1995, Providence Journal grouped these investments together in a new business segment called "Programming and Electronic Media" (originally called "Programming and New Media").

     The operations in the Providence Journal Programming and Electronic Media Business are in the early development phase and contributed $3.5 million in revenue in 1995 compared to $2.3 million in 1994. Operating expenses for the Providence Journal Programming and Electronic Media Business increased to $5.1 million in 1995 from $2.9 million in 1994 primarily due to expenses associated with the launching of NorthWest Cable News. As a result of high start-up costs associated with an early development phase business, the operating loss of the Providence Journal Programming and Electronic Media Business was $1.8 million in 1995 and $0.3 million in 1994. The increase of $2.3 million in the Providence Journal Programming and Electronic Media Business equity in losses of affiliates from 1994 is a result of start-up costs incurred by AHN and Peapod.

CONSOLIDATED HISTORICAL RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1995

     The results of operations on an historical basis for each of the periods in the nine months ended September 30, 1996 and 1995 are not significantly different than those presented on a supplemental pro forma basis, except that the results on a supplemental pro forma basis in the 1995 period include pro forma adjustments as follows:

  Incremental Amount to Arrive at Supplemental Pro Forma Amounts:

                                                                          DEBIT (CREDIT)
                                                                ----------------------------------
                                                                                       NINE
                                                                  AFFECTED         MONTHS ENDED
                                                                  BUSINESS      SEPTEMBER 30, 1995
                                                                ------------    ------------------
                                                                      (DOLLARS IN THOUSANDS)
Line Item in Historical Financial Statements

  Depreciation and amortization
     Additional amortization expense as a result of the
       "step-up" in basis in acquired assets of KHC             Broadcasting          $5,616

  Interest expense
     Additional interest expense assuming beginning debt as
       a result of the transactions at January 1, 1994 was
       $225 million with an average interest rate of 8.1%       Consolidated          $8,178

  Income tax expense (benefit)
     Incremental income tax expense (benefit) from above
       adjustments                                              Consolidated         $(3,904)

     After considering the effects of these adjustments, historical results of operations on both a consolidated basis and a segment basis for each of the periods in the nine months ended September 30, 1995 and 1996 exhibited the same trends as those discussed previously on a "Supplemental Pro Forma" basis. As a result of such trends, consolidated net loss for the nine months ended September 30, 1996 was $24.2 million compared to $7.7 million for the nine months ended September 30, 1995.

HISTORICAL 1995 COMPARED TO HISTORICAL 1994

     The consolidated historical financial data discussed below is derived from the audited consolidated financial statements of Providence Journal for the years ended December 31, 1993, 1994, and 1995 summarized above in the table "SELECTED FINANCIAL DATA OF PROVIDENCE JOURNAL -- Selected Consolidated Historical Financial Data." As a result of the Kelso Buyout, 1995 results include the results of operations of KHC since January 1, 1995. As a result of the Spin-Off, the Continental Merger and the Kelso Buyout, Providence Journal's results of operations and financial condition for the years 1991 through 1994 are not comparable to 1995 and 1996.

     The discussion of historical results of operations which follows is presented for the consolidated results of operations and the Providence Journal Broadcasting Business for the years ended December 31, 1993, 1994 and 1995. The Providence Journal Publishing Business and the Providence Journal Programming and Electronic Media Business for these years were not significantly affected by the Spin-Off, the Continental Merger and the Kelso Buyout. Consequently, the historical trends for these segments are the same as those presented above under "Supplemental Pro Forma," and therefore are not repeated here. A comparison of 1994 to 1993 on a historical basis for the Providence Journal Publishing Business and the Providence Journal Programming and Electronic Media Business is, however, included.

     Consolidated (Historical)

     As discussed above, 1995 results include the consolidation of KHC's operations since January 1, 1995. Prior to the Kelso Buyout, Providence Journal recorded the investment in KHC under the equity method of accounting. Consequently, the significant increases in comparing historical Broadcasting Business revenues, Broadcasting Business operating and administrative expenses, Broadcasting Business operating income, interest expense and income taxes are attributable to the consolidation of KHC's operations in 1995. Providence Journal's 50% ownership interest in KHC's net operations included in the equity in loss of affiliates amounted to $8.3 million and $7.2 million for 1994 and 1993, respectively. Management fees from KHC, which were eliminated in consolidation in 1995, amounted to $3.5 million in each of the years 1994 and 1993, and are included in other income, net. As a result of the consolidation of KHC's operations in 1995 and the related changes in equity in loss of affiliates and other income, net loss from continuing operations for 1995 was $5.0 million compared with $23.2 million in 1994.

     Loss from the discontinued cable business is not reflected in 1995 because loss on disposal of that business, including estimated loss during the 1995 phase-out period, was recognized in the fourth quarter of 1994. The loss from the operations and disposal of discontinued wholly-owned cable operations (excluding KHC's discontinued cable operation) in 1994 amounted to $36.6 million of which $34.8 million reflected severance and transaction costs and $1.8 million reflected the loss from cable operations, net of allocated interest of $20.7 million and loss during the phase-out period.

     Net loss for 1995 was $9.6 million which includes an extraordinary charge of $2.1 million related to the early extinguishment of debt. Net loss, including the loss for discontinued operations of $36.6 million was $59.8 million in 1994.

     Providence Journal Broadcasting (Historical)

     The primary difference between "Historical" and "Supplemental Pro Forma" results of operations for the Providence Journal Broadcasting Business in 1995 and 1994 is attributable to (i) an adjustment increasing amortization expense by $5.6 million in 1995 and $7.5 million in 1994 in connection with the step-up in carrying value of intangible assets resulting from the Kelso Buyout and (ii) consolidation of KHC broadcast operations. See footnote (1) to "SELECTED FINANCIAL DATA OF PROVIDENCE JOURNAL -- Supplemental Pro Forma Financial Data." Historical depreciation and amortization increased $14.0 million in 1995 to $21.9 million from $7.9 million in 1994 as a result of the consolidation of KHC and additional amortization expense of $1.9 million associated with the step-up in carrying values from the Kelso Buyout.

Providence Journal Broadcasting Business historical revenue and operating and administrative expenses for 1995 compared to 1994 exhibited the same trends as those discussed on a "Supplemental Pro Forma" basis. As a result of these trends, the consolidation of KHC's operations, and the fluctuations discussed above, the Providence Journal Broadcasting Business operating income increased to $42.5 million in 1995 from $6.2 million in 1994.

HISTORICAL 1994 COMPARED TO HISTORICAL 1993

     Consolidated (Historical)

     Historical consolidated revenues increased 8.1% to $184.2 million in 1994 from $170.4 million in 1993. Providence Journal Broadcasting Business revenues grew 18.7% to $54.0 million from $45.5 million due to a national improvement in the economy. Providence Journal Publishing Business revenues grew slowly at 2.4% to $127.9 million in 1994 from $124.9 million in 1993 reflecting a continuing recession in the local economy serviced by the Providence Journal Publishing Business. The Providence Journal Programming and Electronic Media Business began its early stage development operating services in 1994 and generated $2.3 million in revenue. Operating and administrative expenses increased 2.7% on a consolidated basis to $160.8 million in 1994 from $156.5 million in 1993 primarily due to $2.6 million in start-up costs associated with new operations of the Providence Journal Programming and Electronic Media Business. Stock-based compensation under Providence Journal's stock incentive plans increased $9.4 million to $15.1 million in 1994 from $5.7 million in 1993 primarily due to payments required to be made under the terms of such plans as a result of a 40% increase in the valuation of Providence Journal resulting from the Kelso Buyout, the Spin-Off and the Continental Merger, as determined by an independent appraiser. Depreciation and amortization declined slightly to $20.0 million in 1994 from $20.6 million in 1993 due to reduced capital spending. Other income, net increased $3.9 million from $2.2 million in 1993 to $6.1 million in 1994. A valuation adjustment resulting in an approximate $2.7 million loss associated with Providence Journal's garage operation was recorded in 1993. Increases in losses from affiliates of $4.6 million were primarily due to an increase of $1.1 million in Providence Journal's share of KHC's net operations (including discontinued operations) and a $2.5 million increase in Providence Journal's share of TVFN losses. Including the $6.0 million provision for income tax settlements and contingencies in 1994 discussed earlier, loss from continuing operations declined $6.9 million to $23.2 million in 1994 from $16.3 million in 1993.

     As previously discussed, the loss from the operations and disposal of discontinued wholly owned cable operations in 1994 amounted to $36.6 million. The loss in 1993 from discontinued cable operations of $6.4 million includes $19.8 million in allocated interest expense.

     Net loss for 1994, including the $36.6 million loss for discontinued operations, was $59.8 million. Net loss for 1993, including a $1.6 million extraordinary gain associated with the early extinguishment of debt, was $21.1 million.

  Providence Journal Broadcasting Business (Historical)

     Broadcasting historical revenues grew 18.7% in 1994 to $54.0 million from $45.5 million in 1993 reflecting national economic improvement and local market growth. Operating and administrative expenses on an historical basis increased 4.2% to $39.9 million from $38.3 million. Historical depreciation declined to $7.9 million in 1994 from $8.7 million in 1993 due to reduced capital spending coupled with assets becoming fully depreciated. As a result of revenue growth exceeding cost increases, the Providence Journal Broadcasting Business had operating income of $6.2 million on a historical basis for 1994 compared to an operating loss of $1.5 million in 1993.

  Providence Journal Publishing Business (Historical)

     Providence Journal Publishing Business revenues grew 2.4% in 1994 to $127.9 million from $124.9 million in 1993. The decline in advertising linage from 2.1 million in 1993 to 2.0 million in 1994 was offset by 3% rate increases. As a result, advertising revenue increased 2.1% in 1994 to $95.1 million from $93.1 million in 1993. Circulation revenues declined slightly to $30.9 million from $31.0 million in 1993 primarily as a result of the decline in the average net paid daily circulation from 187,700 in 1993 to 183,900 in 1994, particularly in the afternoon daily newspaper. Operating and administrative expenses increased 3.7% in 1994 to $107.4 million from $103.6 million in 1993, primarily due to $2.3 million of costs associated with development efforts in 1994 related to a weekly "shopper" and expanded information services and systems conversion costs of $1.0 million. Depreciation and amortization remained relatively flat with $11.2 million in 1994 and $11.4 million in 1993. As a result of the above factors, operating income for the Providence Journal Publishing Business declined 6.1% to $9.3 million in 1994 from $9.9 million in 1993.

  Providence Journal Programming and Electronic Media Business (Historical)

     The Providence Journal Programming and Electronic Media Business began developing its operating services in 1994 and generated $2.3 million in revenue. Operating expenses for the start-up of businesses in the Providence Journal Programming and Electronic Media Business amounted to $2.6 million in 1994. Equity in losses of affiliates of this segment increased $3.2 million primarily due to costs incurred in developing operations at TVFN and PSN.

LIQUIDITY AND CAPITAL RESOURCES

     Providence Journal has historically funded its working capital, debt service, capital expenditures and dividend requirements primarily through cash provided by its operating activities. Significant acquisitions or investments have historically been funded primarily through long-term debt borrowings under credit facilities. Its payment obligation resulting from the litigation described under "BUSINESS OF PROVIDENCE JOURNAL -- Legal Proceedings" was $25 million, and was funded by Providence Journal on December 27, 1996 through borrowings under Providence Journal's revolving credit facility. The following table sets forth summary information from Providence Journal's Consolidated Statement of Cash Flows for the years ended December 31, 1993, 1994, and 1995 and the nine months ended September 30, 1995 and 1996 included elsewhere in this Joint Proxy Statement/Prospectus:

                                                                                   (UNAUDITED)
                                                                                   NINE MONTHS
                                              YEARS ENDED DECEMBER 31,         ENDED SEPTEMBER 30,
                                           -------------------------------     -------------------
                                             1993       1994       1995          1995       1996
                                           --------   --------   ---------     --------   --------
                                                           (DOLLARS IN THOUSANDS)
Cash flows provided by continuing
  operations.............................  $ 23,383   $ 24,927   $  11,975     $ 11,667   $ 35,439
                                           ========   ========   =========     ========   ========
Cash flows provided by (used in)
  investing activities:
  Kelso Buyout, less cash acquired.......  $     --   $     --   $(261,422)    $     --   $     --
  Investments in affiliates..............    (5,783)    (6,555)    (23,647)     (17,379)   (30,484)
  Property, plant, and equipment.........   (11,597)    (6,481)    (15,276)     (12,613)   (17,784)
  Cash proceeds from sale of cable
     operations, net of taxes paid(1)....        --         --     693,058           --         --
  (Increase) decrease in investment in
     cable operations through disposal
     date................................    (4,528)    24,838     (66,459)     (39,731)        --
  Proceeds from sale of assets...........     1,073        594       8,739        8,239         --
  Other..................................    (2,800)     3,086         (58)          --         --
                                           --------   --------   ---------     --------   --------
          Total..........................  $(23,635)  $ 15,482   $ 334,935     $(61,484)  $(48,268)
                                           ========   ========   =========     ========   ========
Cash flows provided by (used in)
  financing activities:
  Issuance of Class A Common Stock, net
     of expenses.........................  $     --   $     --   $      --     $     --   $119,089
  Net borrowings (repayments)............    18,847    (19,345)   (313,215)      66,893    (84,298)
  Payments for television programming
     rights financed.....................    (7,296)    (6,760)    (16,166)     (11,839)   (12,936)
  Dividends paid.........................    (8,872)    (9,711)     (9,706)      (7,266)    (9,763)
  Cash received from minority partners...        --         --          --           --     12,000
  Purchases and adjustments to basis of
     treasury stock......................    (2,387)    (4,291)     (7,353)          --         --
  Other..................................        --         --      (1,702)          --         --
                                           --------   --------   ---------     --------   --------
          Total..........................  $    292   $(40,107)  $(348,142)    $ 47,788   $ 24,092
                                           ========   ========   =========     ========   ========

---------------
(1) Represents $405,000 from the sale of KVC plus $410,000 assumption of New Cable Indebtedness (defined below) less taxes of $121,942.

CASH FLOWS FROM OPERATIONS

     The following table discusses cash flows from operations in a manner intended to identify significant cash inflows and outflows. It is intended to enhance the reader's understanding of, and reconciles EBITDA to, the cash flows from operations as presented in Providence Journal's consolidated statement of cash flows for the year ending December 31, 1995 and the nine months ended September 30, 1996 included elsewhere in this Joint Proxy Statement/Prospectus.

     Consolidated cash flows provided by (used in) operations can be analyzed as follows:

                                                              YEAR ENDED         (UNAUDITED)
                                                             DECEMBER 31,     NINE MONTHS ENDED
                                                                 1995         SEPTEMBER 30, 1996
                                                           ----------------   ------------------
                                                                  (DOLLARS IN THOUSANDS)
    EBITDA:
      Broadcasting.......................................      $ 64,419            $ 55,315
      Publishing (excluding Newspaper Consolidation Costs
         and Newspaper Restructuring Costs)..............        14,808              15,708
      Programming and Electronic Media...................        (1,664)            (25,983)
      Corporate..........................................       (12,363)             (9,356)
                                                               --------            --------
         Total...........................................        65,200              35,684
      Program rights amortization........................        17,318              13,321
      Interest paid......................................       (12,500)            (15,200)
      Income taxes (paid) received, net..................       (12,679)             25,000
      Other working capital items and other income.......        (6,765)            (10,266)
                                                               --------            --------
         Cash flow from operations before one-time cash
           payouts.......................................        50,574              48,539
    One-time cash payouts:
      IRS and state tax settlements(1)...................       (15,023)             (3,500)
      Stock-based compensation payouts in connection with
         incentive stock unit plan liquidation (see
         discussion below)...............................       (20,633)                 --
      Payment of working capital and other cable-related
         disposal adjustments(2).........................            --              (8,900)
      Cash paid related to Newspaper Consolidation
         Costs(3)........................................        (2,943)               (700)
                                                               --------            --------
         Cash flow provided by operations................      $ 11,975            $ 35,439
                                                               ========            ========

---------------
(1) "IRS settlements" relates to amounts paid in connection with final settlements reached with the Internal Revenue Service and applicable states relating to examinations of Providence Journal's income tax returns for the years 1984 through 1989.

(2) Includes working capital and other basis adjustments in disposal of cable operations of $4.3 million and approximately $4.6 million in cash paid for severance costs associated with such cable operations.

(3) Cash portion of Newspaper Consolidation Costs. See discussion of such costs in "SELECTED FINANCIAL DATA OF PROVIDENCE JOURNAL -- Supplemental Pro Forma Financial Data" and Note 8 of Providence Journal's consolidated financial statements.

Stock-Based Compensation Payouts

     Stock-based compensation payouts identified above totaling $20.6 million relate to cash paid to participants in the liquidation of 85% of the units in the IUP. An additional $6.6 million of this liability was settled in shares of Providence Journal Class A Common Stock. Amounts paid to participants in the IUP and for the remaining units previously were to be adjusted if, upon the occurrence of a public offering of Continental class A common stock or certain other events, the value of Continental class A common stock was greater or less than the price attributed to such shares at the time 85% of the units were liquidated. A similar adjustment was applicable to certain other stock-based compensation plans of Providence Journal. See "THE MERGER AGREEMENT -- Certain Covenants -- Providence Journal Employee Stock Options and Incentive Unit Plan." As a result of the announcement of the US West Merger in February 1996, the value of the Continental class A common stock was re-defined by the Compensation Committee of the Providence Journal Board as the amount received by the holders of Continental's class A common stock (the holders of which include the shareholders of Providence Journal that were shareholders of Old
PJC) upon consummation of the US West Merger or, if the merger agreement between Continental and US West was terminated, the average of the closing prices for Continental class A common stock during a specified trading period following listing of Continental's class A common stock. In the nine months ended September 30, 1996, Providence Journal recorded a charge to continuing operations of $14.0 million and a pre-tax charge to discontinued operations of $5.4 million to reflect the vested portion of an estimated $20.5 million accounting adjustment to the stock-based compensation plans. In November 1996, Providence Journal recorded a $2.7 million pre-tax credit to continuing operations and a pre-tax credit of $1.6 million to discontinued operations as a partial reversal of amounts recorded based on the closing of the US West Merger, which occurred on November 15, 1996. Following payout of any additional amounts, the IUP will be fully liquidated and terminated. The amount of the liquidation of the IUP, including the 15% retained units and the estimated aforementioned adjustments related to the US West Merger, total approximately $14.9 million of which $3.9 million has been paid through the date of this Joint Proxy Statement/Prospectus and the remainder of $11.0 million is expected to be paid at the Effective Time. Such total will be paid in cash. In addition, approximately $2.7 million has been paid in cash for similar adjustments under the Providence Journal stock incentive plans other than the IUP.

CASH FLOWS -- INVESTING AND FINANCING ACTIVITIES

Investments in Affiliates

     In addition to the Kelso Buyout, Providence Journal made significant investments in the businesses in the Programming and Electronic Media Business in 1995. Investments in AHN and TVFN totaled $10.3 million and $5.2 million, respectively, in 1995. Investments in Peapod totaled $5.3 million in 1995 and investments in PSN totaled $0.9 million in 1995. In 1995, Providence Journal disposed of the Biltmore Hotel in Providence, Rhode Island, for approximately $7 million, which approximated net book value.

     Investments in TVFN totaled $35.2 million in the first nine months of 1996 including the purchase by Providence Journal on May 14, 1996 of the equity partnership interests held by Landmark and Scripps described above. Providence Journal's investment in TVFN through September 30, 1996, including these purchases and funding of its share of operating losses, totals $47.9 million, which represents an equity interest of approximately 46%. Following those purchases, Providence Journal held three of the five voting seats on the management committee of TVFN. As a result of such purchases, TVFN became a controlled subsidiary of Providence Journal and, effective May 1, 1996, was consolidated into Providence Journal's results of operations. On January 6, 1997, Providence Journal purchased the 9.5% equity partnership interests in TVFN held by Continental for a purchase price of $16.3 million. In connection with this transaction, Providence Journal agreed to transfer a 1.4% equity interest to Continental which interest had been given to Providence Journal in 1993 in exchange for Providence Journal's agreement to carry TVFN on all of its former cable systems. Following the consummation of such transaction, Providence Journal owns an equity interest of approximately 55.5% in TVFN and holds four of the five voting seats on the TVFN management committee.

     On May 9, 1996 Providence Journal increased its investment in AHN to $35.3 million, which represents an equity interest of approximately 65%. Providence Journal advanced $5.8 million in December 1996 as part of its commitment to invest an additional $19.5 million by the first quarter of 1997 upon the achievement of certain operating milestones, including entering into carriage agreements and meeting certain revenue and ratings objectives.

  The Continental Merger and Kelso Buyout

     Providence Journal's significant investing and financing activities in 1995 are primarily related to the consummation of the Continental Merger and Kelso Buyout transactions. The cash flows of KHC's operations are included in the above table for 1995 since January 1, 1995, net of the effects of the acquired assets and liabilities of KHC.

     In connection with the Continental Merger and Kelso Buyout transactions, Old PJC, prior to the Spin-Off, incurred indebtedness to a subsidiary of Continental in a principal amount of approximately $408 million (net of $2 million in certain costs shared with Continental) ("New Cable Indebtedness"). Prior to the Spin-Off, Old PJC used the proceeds of the New Cable Indebtedness, the $405 million provided by the sale of KVC and the Providence Journal Indebtedness (defined below) to (i) consummate the Kelso Buyout, (ii) to repay substantially all outstanding indebtedness of Old PJC and KHC in an aggregate amount of approximately $623 million, and (iii) to pay other costs associated with the transactions. Additional indebtedness (the "Providence Journal Indebtedness") required to meet the foregoing obligations, among others, was incurred by Old PJC and Providence Journal in the principal amount of $105 million. Following the Spin-Off, Providence Journal had no obligations or liabilities with respect to the New Cable Indebtedness, and Continental had no obligations or liabilities with respect to the Providence Journal Indebtedness. In connection with the sale of KVC, KBC paid approximately $121 million in taxes, which was funded by borrowings under Providence Journal's credit facility in December 1995.

     The effects of the above transactions on consolidated long-term debt and consolidated stockholders' equity of Providence Journal are illustrated in the following table comparing amounts immediately before the reorganization, disposal of cable operations and the Kelso Buyout (effectively, September 30, 1995) with balances as of December 31, 1995:

                                                                  AT                 AT
                                                            SEPTEMBER 30,       DECEMBER 31,
                                                                 1995               1995
                                                            --------------     --------------
                                                                 (DOLLARS IN THOUSANDS)
        Consolidated Long-Term Debt.......................     $337,400           $244,098
        Consolidated Stockholders' Equity.................      277,745            263,239
        Long-Term Debt to Equity Ratio....................         1.21                .93
                                                               ========           ========

     Providence Journal's debt to equity ratio at September 30, 1996 was .44. Total debt outstanding as of September 30, 1996 was $159.8 million. The net decrease in debt during the nine months ended September 30, 1996 was substantially the result of the application to outstanding debt of $119.0 million net proceeds raised from Providence Journal's initial public offering and direct placement of Providence Journal Class A Common Stock discussed previously, plus receipt of income tax refunds of $25 million, net, offset by investing activities during the period.

Credit Facility

     The Providence Journal Indebtedness was incurred pursuant to the Credit Agreement, which consists of a $75 million term loan and a $300 million revolving credit facility. The amount of credit available as of September 30, 1996 under the revolving credit facility was approximately $225 million.

     The amount available to be borrowed under Providence Journal's revolving credit facility decreases quarterly commencing December 31, 1996, with a final maturity on June 30, 2004. The amount available to be borrowed under the revolving credit facility decreases as follows (in thousands): 1996 -- $4,000; 1997 -- $10,500; 1998 -- $14,500; 1999 -- $21,500; 2000 -- $53,250;
2001 -- $65,750; 2002 -- $67,750; and 2003 -- $62,750. The amount of credit available under these facilities was reduced by $150 million effective October 8, 1996 pursuant to an amendment requested by Providence Journal. The indebtedness evidenced by the Credit Agreement is secured by guarantees from all of the principal subsidiaries of Providence Journal and a first priority pledge of all such principal subsidiaries' capital stock. The Credit Agreement provides for borrowings indexed, as Providence Journal may from time to time elect, to the Eurodollar rate, the certificate of deposit rate, or the "base" rate of the agent, plus the "spread" over such rates. The "spread" is determined by the ratio of the total debt of Providence Journal to the operating cash flow of Providence Journal (as defined by the Credit Agreement). The Credit Agreement contains customary events of default, financial covenants, covenants restricting the incurrence of debt (other than under the Credit Agreement), investments and encumbrances on assets and covenants limiting mergers and acquisitions. See "Business of Providence Journal -- Restrictions in Certain Agreements". The Credit Agreement provides for the mandatory prepayment of amounts outstanding and a reduction in the commitment under certain circumstances.

     Providence Journal has hedged against a portion of its liability for changes in interest rates on its revolving credit and term loan facilities described above through an interest rate swap agreement. The interest rate under the swap agreement is equal to 6.71% plus an applicable margin as defined in the revolving credit and term loan facility which effectively set the interest rate at December 31, 1995 at 8.1% on the first $200 million of outstanding debt. Providence Journal recorded additional interest expense during 1995 and the nine months ended September 30, 1996 of approximately $1.1 million and $1.8 million, respectively, which represents the excess of the swap agreement rate over the original contractual rate. The notional amounts under the agreement are as follows: $200 million in 1996, $175 million in 1997 and $150 million in 1998 and 1999.

Dividends and Treasury Stock

     Total gross dividends have been fairly constant over the past three years at $9.7 million in 1995 and 1994 and $8.9 million in 1993. Including a special dividend paid to stockholders of Providence Journal of $0.19 per share (after giving effect to the 450-for-one stock split on June 18, 1996) prior to the consummation of its initial public offering, total dividends paid in 1996 are equivalent to the aggregate dividend paid in 1995. Because Providence Journal did not intend to pay dividends following its initial public offering, such special dividend was paid so that existing stockholders of Providence Journal received an aggregate dividend in 1996 comparable to that received in 1995. No additional dividends are contemplated in the foreseeable future.

     As discussed in note 16 of the consolidated financial statements, additional consideration totaling $7.4 million was paid in 1995 to a former stockholder under the terms of a redemption agreement dated April 15, 1987 in connection with a treasury stock repurchase at that time.

Capital Expenditures

     Of the $15.3 million spent in 1995 on capital expenditures, $8.0 million was spent by the Providence Journal Broadcasting Business, $3.2 million was spent by the Providence Journal Publishing Business and $3.7 million was spent in the Providence Journal Programming and Electronic Media Business. The Providence Journal Broadcasting Business and the Providence Journal Programming and Electronic Media Business capital expenditures consisted primarily of maintenance of existing broadcasting plant and equipment as well as approximately $2.1 million spent on advanced digital editing systems, with another $4 million to $5 million planned for such digital editing systems in 1996. Total capital expenditures for the Providence Journal Broadcasting Business in 1996 are currently expected to be approximately $12.5 million, of which $8.3 million was spent in the first nine months of 1996. The Providence Journal Publishing Business capital expenditures in 1995 of $3.2 million were related to information and prepress systems and equipment replacement. Approximately $2.5 million of capital expenditures were made for the Providence Journal Publishing Business in 1996.

FUTURE FUNDING AND CAPITAL RESOURCES

     Providence Journal anticipates that amounts available under its revolving credit facility and cash flow from operations will be sufficient to meet the liquidity requirements described above under "-- Liquidity and Capital Resources."

RECENT ACCOUNTING PRONOUNCEMENTS

     On January 1, 1996, Providence Journal adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). The Statement encourages, but does not require, a fair value based method of accounting for stock-based compensation plans. SFAS No. 123 allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method prescribed by APB Opinion No. 25. For those entities electing to use the intrinsic value based method, SFAS No. 123 requires pro forma disclosures of net income and earnings per share computed as if the fair value based method had been applied. Providence Journal will continue to account for stock-based compensation costs under APB Opinion No. 25 and will provide the additional required disclosures relating to 1995 and 1996 stock options in its 1996 Annual Report.

     On January 1, 1996, Providence Journal adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." This statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. This statement also requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying value or fair value less costs to sell. Adoption of SFAS No. 121 is not expected to have a material impact on Providence Journal's consolidated financial statements.

                  PRINCIPAL STOCKHOLDERS OF PROVIDENCE JOURNAL

     The following table sets forth information as of December 27, 1996 with respect to the shares of Providence Journal Class A Common Stock and Providence Journal Class B Common Stock beneficially owned by (i) each person known by Providence Journal to own beneficially more than 5% of either class of Providence Journal Common Stock; (ii) each Director of Providence Journal; (iii) the chief executive officer and the four most highly compensated executive officers of Providence Journal, other than the chief executive officer, in 1995; and (iv) all Directors and executive officers of Providence Journal as a group. The number of shares beneficially owned by each stockholder, Director or executive officer is determined according to rules of the Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. As a consequence, several persons may be deemed to be the "beneficial owners" of the same shares. Except as noted below, each holder has sole voting and investment power with respect to shares of Providence Journal Class A Common Stock and/or Class B Common Stock listed as owned by such person or entity. When a person is a "co-trustee" or one of a number of Directors of a corporation that owns shares of Providence Journal Common Stock, he or she has shared voting and investment power.

                                                NUMBER OF     PERCENTAGE OF     NUMBER OF     PERCENTAGE OF
                                                SHARES OF      OUTSTANDING      SHARES OF      OUTSTANDING
                                                 CLASS A         CLASS A         CLASS B         CLASS B        AGGREGATE
               NAME AND ADDRESS                  COMMON          COMMON          COMMON          COMMON          VOTING
             OF BENEFICIAL OWNER                  STOCK           STOCK           STOCK           STOCK           POWER
----------------------------------------------  ---------     -------------     ---------     -------------     ---------
Rhode Island Hospital Trust National
  Bank(1).....................................  4,051,137         14.7%         5,524,250         27.4%           24.1%
  One Hospital Trust Tower
  Providence, RI 02903
Fiduciary Trust Company International(2)......  1,128,600          4.1%         1,405,800          7.0%            6.2%
  Two World Trade Center
  New York, NY 10048
Esther E. M. Mauran(3)........................  1,197,000          4.3%         1,080,900          5.4%            5.1%
  c/o Manasett Corporation
  127 Dorrance Street
  Providence, RI 02903
Frank Mauran(4)...............................  2,006,100          7.3%         2,115,000         10.5%            9.7%
  c/o Manasett Corporation
  127 Dorrance Street
  Providence, RI 02903
Pauline C. Metcalf(5).........................  1,359,000          4.9%         1,277,550          6.3%            6.0%
  c/o Manasett Corporation
  127 Dorrance Street
  Providence, RI 02903
Jane P. Watkins(6)............................  1,058,850          3.8%         1,114,200          5.5%            5.1%
  c/o Manasett Corporation
  127 Dorrance Street
  Providence, RI 02903
Murray S. Danforth, III(7)....................  1,092,600          4.0%         1,038,600          5.2%            4.8%
  c/o Manasett Corporation
  127 Dorrance Street
  Providence, RI 02903

              NAME OF DIRECTOR/
             EXECUTIVE OFFICER(8)
----------------------------------------------
Stephen Hamblett..............................   372,674           1.4%           66,600           0.3%            0.6%
F. Remington Ballou...........................    22,950           0.1%           10,800           0.1%            0.1%
Henry P. Becton, Jr...........................    14,600           0.1%               --             --              --
Fanchon M. Burnham(9).........................   169,200           0.6%          169,200           0.8%            0.8%
Kay K. Clarke.................................     6,198             --               --             --              --
Peter B. Freeman..............................   144,450           0.5%          180,000           0.9%            0.8%
Benjamin P. Harris, III.......................    23,425           0.1%           21,600           0.1%            0.1%
Paul A. Maeder(10)............................    83,626           0.3%          153,000           0.8%            0.6%
Trygve E. Myhren..............................   223,496           0.8%               --             --            0.2%
John W. Rosenblum.............................     8,550             --               --             --              --
W. Nicholas Thorndike(11).....................  2,286,900          8.3%         2,429,550         12.1%           11.1%
John W. Wall..................................    24,300           0.1%           32,400           0.2%            0.1%
Patrick R. Wilmerding(12).....................   212,905           0.8%          271,800           1.4%            1.2%
John A. Bowers................................    62,454           0.2%               --             --            0.1%
Jack C. Clifford..............................   121,647           0.4%               --             --            0.1%
John L. Hammond...............................    28,602           0.1%               --             --              --
Directors and Executive Officers as a Group
  (25 Persons)................................  3,998,191         14.5%         3,334,950         16.5%           16.0%

---------------

 (1) Rhode Island Hospital Trust National Bank ("Hospital Trust"), as a fiduciary, possesses sole voting and investment power as to 303,650 shares of Providence Journal Class A Common Stock and 1,137,600 shares of Providence Journal Class B Common Stock and shared voting and investment power as to 3,747,487 shares of Providence Journal Class A Common Stock and 4,386,650 shares of Providence Journal Class B Common Stock under a number of wills, trusts and agency arrangements. A substantial majority of the shares so held are reflected elsewhere in this table, and include some of the shares reported as beneficially owned by Frank Mauran, Esther E. M. Mauran, Pauline C. Metcalf and Jane P. Watkins. Also, Hospital Trust is a co-trustee of several trusts for the benefit of the family of the late Michael P. Metcalf holding 692,550 shares of Providence Journal Class A Common Stock and 855,000 shares of Providence Journal Class B Common Stock.

 (2) Fiduciary Trust Company International holds shares and acts as trustee under trusts created by Henry D. Sharpe, Jr. and his wife, Peggy Boyd Sharpe, for the benefit of members of the Sharpe family and, in certain cases, designated charitable organizations. Fiduciary Trust Company International shares voting and investment power with Mr. Sharpe's children as to 135,000 shares of Providence Journal Class A Common Stock; as to all other shares, Fiduciary Trust Company International possesses sole voting and investment power.

 (3) Esther E. M. Mauran is a Director of Southland Communications, Inc., which owns 1,087,200 shares of Providence Journal Class A Common Stock and 941,400 shares of Providence Journal Class B Common Stock. In addition, Mrs. Mauran owns 109,800 shares of Providence Journal Class A Common Stock and 139,500 shares of Providence Journal Class B Common Stock.

 (4) Frank Mauran, the husband of Esther E. M. Mauran, owns 18,000 shares of Providence Journal Class B Common Stock; is co-trustee with Hospital Trust (and another individual in one case) of several trusts created by Mrs. Mauran's father, George P. Metcalf, for the benefit of Mrs. Mauran and her sister, Pauline C. Metcalf, which trusts hold 1,587,600 shares of Providence Journal Class A Common Stock and 1,679,400 shares of Providence Journal Class B Common Stock; and is co-trustee of the Esther E. M. Mauran Family Trust, which holds 418,500 shares of Providence Journal Class A Common Stock and 417,600 shares of Providence Journal Class B Common Stock.

 (5) Pauline C. Metcalf is a Director of Southland Communications, Inc., which owns 1,087,200 shares of Providence Journal Class A Common Stock and 941,400 shares of Providence Journal Class B Common Stock. In addition, through a revocable trust, Ms. Metcalf owns 271,800 shares of Providence Journal Class A Common Stock and 336,150 shares of Providence Journal Class B Common Stock.

 (6) Jane P. Watkins owns 52,650 shares of Providence Journal Class A Common Stock and 117,000 shares of Providence Journal Class B Common Stock; is a co-trustee with Hospital Trust and her mother, Helen D. Buchanan, of the Helen M. Danforth 1935 Trust, which holds 997,200 shares of Providence

     Journal Class A Common Stock and 997,200 shares of Providence Journal Class B Common Stock; and is co-trustee of a trust created by Mrs. Buchanan which holds 9,000 shares of Providence Journal Class A Common Stock.

 (7) Murray S. Danforth, III owns 503,100 shares of Providence Journal Class A Common Stock and 472,500 shares of Providence Journal Class B Common Stock; is sole trustee of a trust for the benefit of his sister which holds 508,500 shares of Providence Journal Class A Common Stock and 477,900 shares of Providence Journal Class B Common Stock; is co-trustee of a trust for the benefit of his sister which holds 73,800 shares of Providence Journal Class B Common Stock; is one of four co-trustees of the Murray S. Danforth, Jr. Grantor Trust No. 2 which holds 81,000 shares of Providence Journal Class A Common Stock and 5,400 shares of Providence Journal Class B Common Stock; and is co-trustee of the Manasett Corporation Retirement Plan, which holds 9,000 shares of Providence Journal Class B Common Stock.

 (8) Includes maximum number of shares subject to purchase within sixty days upon the exercise of vested stock options as follows: Mr. Hamblett, 34,200; Mr. Myhren, 64,800; Mr. Ballou, 4,500; Mr. Becton, 4,500; Ms. Burnham, 4,500; Ms. Clarke, 2,250; Mr. Freeman, 4,500; Mr. Harris, 4,500; Mr.
     Maeder, 2,250; Mr. Rosenblum, 4,500; Mr. Thorndike, 4,500; Mr. Wall, 4,500; Mr. Wilmerding, 4,500; Mr. Bowers, 12,600; Mr. Clifford, 13,500; Mr. Hammond, 7,200; and Directors and Executive Officers as a Group, 213,300.

 (9) Fanchon M. Burnham owns 52,650 shares of Providence Journal Class A Common Stock, 66,150 shares of Providence Journal Class B Common Stock, and holds vested options exercisable within sixty days to purchase an additional 4,500 shares of Providence Journal Class A Common Stock. She serves as a co-trustee of trusts for her brother, which hold 94,950 shares of Providence Journal Class A Common Stock and 85,050 shares of Providence Journal Class B Common Stock. In addition, Mrs. Burnham's children own a total of 17,100 shares of Providence Journal Class A Common Stock and 18,000 shares of Providence Journal Class B Common Stock.

(10) Paul A. Maeder owns 376 shares of Providence Journal Class A Common Stock and holds vested options to purchase an additional 2,250 shares of Providence Journal Class A Common Stock. He is one of four co-trustees of the Murray S. Danforth, Jr. Grantor Trust No. 2 which holds 81,000 shares of Providence Journal Class A Common Stock and 5,400 shares of Providence Journal Class B Common Stock. He is co-trustee of two trusts, one for the benefit of Murray S. Danforth, III and the other for the benefit of Mr. Danforth's sister, with each trust holding 73,800 shares of Providence Journal Class B Common Stock.

(11) W. Nicholas Thorndike owns 64,800 shares of Providence Journal Class A Common Stock, 48,600 shares of Providence Journal Class B Common Stock, and holds vested options exercisable within sixty days to purchase an additional 4,500 shares of Providence Journal Class A Common Stock. He is a co-trustee of several trusts for the benefit of members of another family holding 1,130,400 shares of Providence Journal Class A Common Stock and 1,439,550 shares of Providence Journal Class B Common Stock. Mr. Thorndike is a Director of Southland Communications, Inc., which owns 1,087,200 shares of Providence Journal Class A Common Stock and 941,400 shares of Providence Journal Class B Common Stock.

(12) Patrick R. Wilmerding owns 59,005 shares of Providence Journal Class A Common Stock, 129,600 shares of Providence Journal Class B Common Stock, and holds vested options exercisable within sixty days to purchase an additional 4,500 shares of Providence Journal Class A Common Stock. He is a co-trustee of several trusts for the benefit of his family holding 149,400 shares of Providence Journal Class A Common Stock and 142,200 shares of Providence Journal Class B Common Stock.

          COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

     The Belo Series A Common Stock is listed on the NYSE under the symbol BLC. The Providence Journal Class A Common Stock is listed on the NYSE under the symbol PRJ. Neither the Belo Series B Common Stock nor the Providence Journal Class B Common Stock is publicly traded.

     The table below sets forth, for the calendar quarters indicated, the reported high and low sales prices of Belo Series A Common Stock and Providence Journal Class A Common Stock as reported on the NYSE Composite Tape, in each case based on published financial sources, and the dividends declared on such stock. Belo Series A Common Stock market prices and dividends and Providence Journal Class A Common Stock dividends have been adjusted for a two-for-one stock split effected as a stock dividend on June 9, 1995, in the case of Belo, and a 450-for-one stock split effected as a stock dividend on June 18, 1996, in the case of Providence Journal. Providence Journal Class A Common Stock was not publicly traded until the completion of its initial public offering on June 24, 1996.

                                                BELO SERIES A               PROVIDENCE JOURNAL
                                                COMMON STOCK               CLASS A COMMON STOCK
                                       -------------------------------   -------------------------
                                        HIGH        LOW      DIVIDENDS   HIGH    LOW     DIVIDENDS
                                       -------    -------    ---------   ----    ----    ---------
1994
  First Quarter......................  $27 1/2    $23  7/8     $ 0.075    --      --      $0.0636
  Second Quarter.....................   25 3/16    21  9/16      0.075    --      --       0.0636
  Third Quarter......................   26 1/8     21 11/1       0.075    --      --       0.0636
  Fourth Quarter.....................   28 5/8     23  3/4       0.075    --      --       0.0636

1995
  First Quarter......................   30 1/4     27 13/16      0.075    --      --       0.0636
  Second Quarter.....................   32 5/8     28  3/16      0.08     --      --       0.0636
  Third Quarter......................   36 3/4     29            0.08     --      --       0.0636
  Fourth Quarter.....................   36 3/4     32  1/2       0.08     --      --       0.0636

1996
  First Quarter......................   37 3/8     31            0.08     --      --       0.0636
  Second Quarter.....................   39 7/8     32  5/8       0.11    16 1/4  15 1/4    0.1907(1)
  Third Quarter......................   41 3/4     33  5/8       0.11    29 7/8  14 1/2     --
  Fourth Quarter.....................   40         33  3/4       0.11    32 1/2  29 1/8     --

1997
  First Quarter (through January 3,
     1997)...........................   35         33  1/4        --     30 1/4  29 5/8     --

---------------

(1) Includes a special dividend paid to stockholders of Providence Journal of $0.19 per share (after giving effect to the 450-for-one stock split on June 18, 1996) prior to the consummation of its initial public offering. Because Providence Journal did not intend to pay dividends following its initial public offering, such special dividend was paid so that existing stockholders of Providence Journal received an aggregate dividend in 1996 comparable to that received in 1995.

     On September 25, 1996, the last full trading day prior to the public announcement of the proposed Merger, the closing price on the NYSE (as reported in The Wall Street Journal) was $37.88 per share of Belo Series A Common Stock and $20.375 per share of Providence Journal Class A Common Stock. On January 3, 1997, the most recent practicable date prior to the printing of this Joint Proxy Statement/Prospectus, the closing price on the NYSE (as reported in The Wall Street Journal) was $33.88 per share of Belo Series A Common Stock and $29.75 per share of Providence Journal Class A Common Stock. Holders of Belo Common Stock and Providence Journal Common Stock are urged to obtain current market quotations for Belo Series A Common Stock and Providence Journal Class A Common Stock, respectively, prior to making any decision with respect to the Merger.

     In September 1996, the Belo Board increased Belo's current stock repurchase authorization from 3,600,000 shares to 13,600,000 shares. In addition, Belo has in place a repurchase program authorizing the purchase of up to $2,500,000 of Belo stock annually. As of September 30, 1996, no shares had been repurchased in 1996. Belo repurchased 8,322,000 shares of Belo Series A Common Stock for an aggregate cost of approximately $306,146,000 from October 1, 1996 through January 3, 1997, funded primarily through borrowings under its revolving credit facility (which is the identical number of shares and cost incurred for the period from September 26, 1996 through the third business day prior to the date on which this Joint Proxy Statement/Prospectus is mailed to Belo and Providence Journal stockholders (the "Proxy Mailing Date")). Belo will not make any purchases in the open market at any time when it would be prohibited from so doing under applicable law or the Commission's rules, including, without limitation, during the period commencing two business days prior to the Proxy Mailing Date and ending on the later of the date of the Belo Stockholders Meeting and the Providence Journal Stockholders Meeting, during the period in which the Valuation Period Stock Price will be determined, or during the period between the Mailing Date and the Election Deadline. At all other times, repurchases may be made from time to time in open market and privately negotiated transactions. There is no scheduled date for completion of Belo's repurchase program. Belo may suspend its stock repurchases from time to time or discontinue its repurchase program at any time. There can be no assurance given as to the market value of Belo Common Stock after the Merger, which may be affected by future acquisitions, if any, and other factors including, but not limited to, general economic conditions and fluctuating interest rates.

     The payment of future dividends on Belo Series A Common Stock will be a business decision to be made by the Belo Board from time to time based upon the results of operations and financial condition of Belo and such other factors as the Belo Board considers relevant.

                                 CAPITALIZATION

     The following table sets forth the capitalization of Belo and Providence Journal as of September 30, 1996 and the pro forma capitalization of Belo and Providence Journal after giving effect to the Merger. This table should be read in conjunction with the "UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS" included elsewhere in this Joint Proxy Statement/Prospectus and the Belo and Providence Journal historical consolidated financial statements, including the notes thereto, which are incorporated by reference or included elsewhere in this Joint Proxy Statement/Prospectus. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                                         HISTORICAL
                                    ---------------------                    ELIMINATION OF THE
                                               PROVIDENCE                    NET BOOK VALUE OF       PRO
                                      BELO      JOURNAL     ADJUSTMENTS(1)        KIRO(2)           FORMA
                                    --------   ----------   --------------   ------------------   ----------
                                                                (IN THOUSANDS)
BORROWINGS:
Existing Debt.....................  $361,657    $ 159,800     $ (159,800)        $       --       $  361,657
New Debt..........................        --           --      1,137,748           (160,000)         977,748
                                    --------     --------     ----------          ---------       ----------
Total.............................   361,657      159,800        977,948           (160,000)       1,339,405
Total Shareholders' Equity........   637,689      362,376       (362,376)                --        1,213,872
                                                                 576,183
                                    --------     --------     ----------          ---------       ----------
Total Capitalization..............  $999,346    $ 522,176     $1,191,755         $ (160,000)      $2,553,277
                                    ========     ========     ==========          =========       ==========

---------------

(1) Assumes the issuance of 25,391,000 shares of Belo Series A Common Stock at an assumed price of $34.75 per share and payment of $587,000,000 in cash to acquire all of the issued and outstanding Providence Journal Common Stock, payment of $99,500,000 to (a) cash out all Providence Journal Employee Stock Options; (b) satisfy stock-based compensation plans pertaining primarily to the US West Merger; (c) settle obligations under Providence Journal severance agreements; and (d) satisfy miscellaneous expenses in connection with the Merger. See "THE MERGER -- Interests of Certain Persons in the Merger" and "THE MERGER AGREEMENT -- Certain Covenants -- Providence Journal Employee Stock Options and Incentive Unit Plan," and refinancing of Providence Journal's existing debt. See "THE MERGER AGREEMENT -- Merger Consideration." Adjustments also reflect additional borrowings of approximately $306,146,000 and a corresponding reduction in shareholders' equity to reflect the repurchase by Belo of 8,322,000 shares of Belo Series A Common Stock subsequent to September 30, 1996.

(2) Upon consummation of the Merger, Belo will own two television stations in the Seattle-Tacoma, Washington market (KIRO and KING). Pursuant to FCC regulations, two competing television stations in a market may not be owned by the same entity. In accordance with these regulations, Belo will be required to divest one of these stations. Belo currently intends to either sell KIRO or exchange it for one or more other television stations. The pro forma capitalization reflects a reduction in long-term debt by the amount of KIRO's net book value.

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

                    BELO/PROVIDENCE JOURNAL COMBINED COMPANY

     The unaudited pro forma combined condensed statements of earnings for the nine months ended September 30, 1996 and for the year ended December 31, 1995 give effect to the Merger and certain additional transactions identified in the accompanying notes as if they had occurred at the beginning of each period presented. The unaudited pro forma combined condensed balance sheet at September 30, 1996 gives effect to the Merger and each such transaction as if they had occurred on such date. The pro forma information is based on the historical consolidated financial statements of Belo and Providence Journal and their subsidiaries under the assumptions and adjustments set forth in the accompanying Notes to Unaudited Pro Forma Combined Condensed Financial Statements. The unaudited pro forma combined condensed financial statements are presented for comparative purposes only and are not necessarily indicative of the results of operations or financial position of the combined company that would have occurred had the Merger been consummated at the beginning of each period presented or on the date indicated, nor are they necessarily indicative of future operating results or financial position.

     These unaudited pro forma combined condensed financial statements should be read in conjunction with the Belo and Providence Journal audited consolidated financial statements and unaudited interim consolidated financial statements, including the notes thereto, which are incorporated by reference or included elsewhere in this Joint Proxy Statement/Prospectus. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" and "CONSOLIDATED FINANCIAL STATEMENTS OF PROVIDENCE JOURNAL."

     The Merger will be accounted for by the purchase method of accounting. Accordingly, Belo's cost to acquire the outstanding shares of Providence Journal Common Stock (the "Purchase Consideration"), calculated to be $1.5 billion assuming a Valuation Period Stock Price of $34.75, will be allocated to the tangible assets acquired and liabilities assumed according to their respective fair values, with the excess Purchase Consideration being allocated to intangible assets. The total cost to acquire Providence Journal is subject to change, to the extent that fluctuations in the market value of Belo Series A Common Stock cause the Valuation Period Stock Price to change. A change in the Valuation Period Stock Price will result in a corresponding change in intangible assets and related amortization expense. The final allocation of the Purchase Consideration is dependent upon certain valuations and other studies that have not progressed to a stage where there is sufficient information to make such an allocation in the accompanying unaudited pro forma combined condensed financial statements. Accordingly, the purchase allocation adjustments made in connection with the development of the unaudited pro forma combined condensed financial statements are preliminary and have been made solely for the purpose of developing such unaudited pro forma combined condensed financial statements.

     The future results of operations of Belo will reflect increased amortization of intangible assets, increased interest expense and a higher effective income tax rate, since a significant portion of the consideration to be received by Providence Journal stockholders upon the consummation of the Merger will be non-deductible for tax purposes.

     The Pro Forma Combined Condensed Statements of Operations include historical stock-based compensation expense of Providence Journal ($14.9 million and $2.4 million for the nine months ended September 30, 1996 and the year ended December 31, 1995, respectively). The underlying compensation plans will be settled and terminated prior to the Merger; therefore, there will be no such expense from these plans in future periods. Belo believes that synergies from the Merger could result in other cost savings, including an estimated reduction in corporate expenses of approximately $8 million on an annual basis, primarily due to the elimination of duplicate corporate staff positions after the Merger. The full extent of such savings are not currently quantifiable.

     The future financial position of Belo will reflect increased intangible assets as described above, increased borrowings and increased shareholders' equity resulting from the issuance of Belo Series A Common Stock to stockholders of Providence Journal. See "NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS."

                             A. H. BELO CORPORATION

          UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF EARNINGS
                      NINE MONTHS ENDED SEPTEMBER 30, 1996

                                          HISTORICAL                           PRO FORMA
                                    -----------------------     ---------------------------------------
                                                 PROVIDENCE                     ELIMINATION
                                      BELO        JOURNAL       ADJUSTMENTS     OF KIRO(F)     COMBINED
                                    --------     ----------     -----------     ----------     --------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net Operating Revenues:
  Broadcasting..................... $240,795      $ 149,819      $      --       $(35,609)     $355,005
  Newspaper Publishing.............  359,128         95,176             --             --       454,304
  Programming and Electronic
     Media.........................    2,287          9,412          3,677 (e)         --        15,376
                                    --------       --------       --------       --------      --------
          Total Net Operating
            Revenues...............  602,210        254,407          3,677        (35,609)      824,685
Operating Costs and Expenses.......  442,768        236,849          8,435 (e)    (30,020)      658,032
Depreciation.......................   34,216         18,441            454 (e)     (4,424)       48,687
Amortization.......................   14,827         13,688         20,228 (a)     (2,303)       46,440
                                    --------       --------       --------       --------      --------
Earnings (Loss) From Operations....  110,399        (14,571)       (25,440)         1,138        71,526
Interest Expense...................  (20,531)       (15,246)       (25,605)(b)      6,960       (54,422)
Equity in Loss of Affiliated
  Companies........................       --         (3,521)         1,078 (e)         --        (2,443)
Other, Net.........................    5,381          4,285             53 (e)         --         9,719
                                    --------       --------       --------       --------      --------
Earnings (Loss) Before Income Taxes
  and Minority Interest............   95,249        (29,053)       (49,914)         8,098        24,380
Income Taxes.......................   38,103         (2,200)       (19,908)(c)      3,239        19,234
                                    --------       --------       --------       --------      --------
Earnings (Loss) From Continuing
  Operations.......................   57,146        (26,853)       (30,006)         4,859         5,146
Minority Interest..................       --          6,253          1,294 (e)         --         7,547
                                    --------       --------       --------       --------      --------
Earnings (Loss) From Continuing
  Operations After Minority
  Interest......................... $ 57,146      $ (20,600)     $ (28,712)      $  4,859      $ 12,693
                                    ========       ========       ========       ========      ========
Earnings (Loss) Per Common and
  Common Equivalent Share(d):
  Earnings (Loss) From Continuing
     Operations After Minority
     Interest...................... $   1.36      $   (0.49)                                   $   0.19
                                    ========       ========                                    ========
Weighted Average Shares
  Outstanding......................   42,142         41,411                                      67,533
                                    ========       ========                                    ========

                             See accompanying notes

                             A. H. BELO CORPORATION

          UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF EARNINGS
                          YEAR ENDED DECEMBER 31, 1995

                                                PROVIDENCE                     ELIMINATION
                                     BELO        JOURNAL       ADJUSTMENTS     OF KIRO(F)      COMBINED
                                   --------     ----------     -----------     ----------     ----------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net Operating Revenues:
  Broadcasting.................... $322,642      $ 180,547      $      --       $(39,893)     $  463,296
  Newspaper Publishing............  409,099        128,491             --             --         537,590
  Programming and Electronic
     Media........................    3,602          3,468          5,157 (e)         --          12,227
                                   --------       --------       --------       --------      ----------
          Total Net Operating
            Revenues..............  735,343        312,506          5,157        (39,893)      1,013,113
Operating Costs and Expenses......  539,333        265,151         29,124 (e)    (35,985)        797,623
Depreciation......................   42,270         22,346          1,306 (e)     (4,805)         61,117
Amortization......................   17,177         11,623         33,598 (a)     (2,765)         59,633
                                   --------       --------       --------       --------      ----------
Earnings (Loss) From Operations...  136,563         13,386        (58,871)         3,662          94,740
Interest Expense..................  (29,987)       (11,395)       (48,735)(b)      9,240         (80,877)
Equity in Loss of Affiliated
  Companies.......................       --         (7,835)         6,012 (e)         --          (1,823)
Other, Net........................    4,438          4,797            262 (e)         --           9,497
                                   --------       --------       --------       --------      ----------
Earnings (Loss) Before Income
  Taxes and Minority Interest.....  111,014         (1,047)      (101,332)        12,902          21,537
  Income Taxes....................   44,438          3,956        (32,297)(c)      5,161          21,258
                                   --------       --------       --------       --------      ----------
Earnings (Loss) From Continuing
  Operations......................   66,576         (5,003)       (69,035)         7,741             279
  Minority Interest...............       --         (2,559)         8,491 (e)         --           5,932
                                   --------       --------       --------       --------      ----------
Earnings (Loss) From Continuing
  Operations After Minority
  Interest........................ $ 66,576      $  (7,562)     $ (60,544)      $  7,741      $    6,211
                                   ========       ========       ========       ========      ==========
Earnings (Loss) Per Common and
  Common Equivalent Share(d):
  Earnings (Loss) From Continuing
     Operations After Minority
     Interest..................... $   1.68      $   (0.20)                                   $     0.10
                                   ========       ========                                    ==========
Weighted Average Shares
  Outstanding.....................   39,646         38,507                                        65,037
                                   ========       ========                                    ==========

                             See accompanying notes

                             A. H. BELO CORPORATION

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                               SEPTEMBER 30, 1996

                                                                              PRO FORMA
                                    HISTORICAL             -----------------------------------------------
                             -------------------------                      ELIMINATION OF
                                            PROVIDENCE                         NET BOOK
                                BELO         JOURNAL       ADJUSTMENTS     VALUE OF KIRO(G)      COMBINED
                             ----------     ----------     -----------     ----------------     ----------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
ASSETS
  Cash and Cash
     Equivalents............ $   15,800      $  11,350     $   (11,350)(a)    $     (416)       $   15,384
  Accounts Receivable, Net
     of Allowance For
     Doubtful Accounts......    115,384         52,908              --            (9,647)          158,645
  Other Current Assets......     28,523         68,210          (3,349)(a)          (820)           92,564
  Property, Plant and
     Equipment, Net.........    363,065        178,831              --           (39,560)          502,336
  Intangible Assets, Net....    587,164        371,434       1,437,398 (b)      (117,682)        2,278,314
  Other Assets, Net.........     99,653         51,152              --            (2,450)          148,355
                             ----------       --------      ----------         ---------        ----------
                             $1,209,589      $ 733,885     $ 1,422,699        $ (170,575)       $3,195,598
                             ==========       ========      ==========         =========        ==========
LIABILITIES AND
  SHAREHOLDERS' EQUITY
  Total Current
     Liabilities............ $   79,069      $  81,146     $   (19,522)(e)    $   (3,154)       $  137,539
  Long-Term Debt............    361,657        159,700         671,902 (c)      (160,000)        1,339,405
                                                               306,146 (d)
  Other Long-Term
     Liabilities............    131,174        117,443         250,366 (e)        (7,421)          491,562
  Minority Interest.........         --         13,220              --                --            13,220
  Shareholders' Equity......    637,689        362,376         519,953 (f)            --         1,213,872
                                                              (306,146)(d)
                             ----------       --------      ----------         ---------        ----------
                             $1,209,589      $ 733,885     $ 1,422,699        $ (170,575)       $3,195,598
                             ==========       ========      ==========         =========        ==========
Common Stock Outstanding....     44,301         47,611                                              61,370
                             ==========       ========                                          ==========
Book Value Per Share........ $    14.39      $    7.61                                          $    19.78
                             ==========       ========                                          ==========

                             See accompanying notes

                     NOTES TO UNAUDITED PRO FORMA COMBINED
                         CONDENSED FINANCIAL STATEMENTS

     The pro forma combined condensed financial statements reflect the following:

     (i) Issuance of 25,391,000 shares of Belo Series A Common Stock at an assumed price of $34.75 per share and the payment of $587,000,000 in cash to acquire all of the issued and outstanding shares of Providence Journal;

     (ii) Assumed divestiture, following the Merger, of KIRO-TV through sale or exchange for one or more other television stations (upon completion of the Merger, Belo will own two television stations in the Seattle-Tacoma, Washington market which is not allowed under current FCC regulations);

     (iii) Acquisition by Providence Journal of controlling interests in KHC, AHN and TVFN prior to execution of the Merger Agreement;

     In addition, the pro forma combined condensed balance sheet has been adjusted to reflect the repurchase by Belo of 8,322,000 shares of Belo Series A Common Stock, subsequent to September 30, 1996, for approximately $306,146,000, using borrowings under its revolving credit facility.

     Consideration exchanged in the Merger (based on the assumptions described in (i) above) would consist of the following:

      Belo Series A Common Stock.............................................  $  882,329
      Cash...................................................................     587,039
      Settlement of obligations, net of tax benefit(1).......................      40,728
                                                                               ----------
              Total..........................................................   1,510,096
    Less:
      Providence Journal's net assets acquired as of September 30, 1996......    (362,376)
    Add:
      Deferred tax liabilities resulting from the Merger.....................     289,678
                                                                               ----------
    Excess of purchase price over net assets acquired........................  $1,437,398
                                                                               ==========

---------------

(1) Prior to, or shortly after the Merger, the following will occur: (a) cash out all Providence Journal Employee Stock Options; (b) satisfaction of stock-based compensation plans pertaining primarily to the US West Merger;
     (c) settlement of obligations under Providence Journal employment agreements; and (d) satisfaction of miscellaneous expenses in connection with the Merger. These amounts have been reduced by certain accruals recorded by Providence Journal and the applicable tax benefit. See "THE MERGER -- Interests of Certain Persons in the Merger" and "THE MERGER AGREEMENT -- Certain Covenants -- Providence Journal Employee Stock Options and Incentive Unit Plan."

     Certain reclassifications have been made to Providence Journal's historical consolidated financial statements to conform to Belo's presentation.

     Pro forma adjustments giving effect to the Merger in the unaudited pro forma combined condensed statements of earnings reflect the following:

          (a) Amortization of the excess of the purchase price over net tangible assets acquired, on a straight-line basis over 40 years, net of elimination of the Providence Journal historical amortization of excess acquisition costs over the values assigned to net tangible assets acquired in prior acquisitions.

          (b) Increase in interest expense resulting from net borrowings incurred to finance the cash portion of the Aggregate Merger Consideration and the cash settlement of certain obligations of Providence Journal less the benefit of the assumed refinancing of Providence Journal's long-term debt at Belo's interest rate. The interest rate on borrowings is assumed to be 5.8% for 1996 and 6.3% for 1995, which is based on Belo's weighted average borrowing rates during the respective periods. A change of 1/8 of 1% in

                     NOTES TO UNAUDITED PRO FORMA COMBINED
                 CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)

     the assumed interest rate will change the pro forma annual interest expense by approximately $1.6 million.

          (c) Income tax effect of pro forma adjustments.

          (d) Earnings per share based upon the weighted average number of shares of Belo common and common equivalent shares outstanding for each period presented, adjusted to include 25,391,000 shares of Belo Series A Common Stock assumed to be issued in the Merger.

          (e) To reflect the pro forma impact of acquisitions made by Providence Journal prior to the transaction with Belo as if those acquisitions had been made as of the beginning of each period presented. These acquisitions include: (1) increasing its interest in KHC from 50% to 100% on October 5, 1995; (2) obtaining a controlling interest in AHN effective January 1, 1996; and (3) acquiring a controlling interest in TVFN effective May 1, 1996. See "PROVIDENCE JOURNAL CONSOLIDATED FINANCIAL STATEMENTS" for more details on these transactions.

          (f) Removal of the results of operations of KIRO, including related interest expense based on a reduction in long-term debt, by the amount of KIRO's net book value.

     Pro forma adjustments in the unaudited pro forma combined condensed balance sheet giving effect to the Merger and the repurchase of Belo Series A Common Stock subsequent to September 30, 1996, reflect the following:

          (a) Liquidation of certain cash balances and short-term investments to fund partial payment of the Aggregate Merger Consideration.

          (b) Excess of purchase price over net assets acquired.

          (c) Borrowings incurred to finance the cash portion of the Aggregate Merger Consideration and the cash settlement of certain obligations of Providence Journal.

          (d) Repurchase by Belo of 8,322,000 shares of Belo Series A Common Stock, subsequent to September 30, 1996, using borrowings under its revolving credit facility.

          (e) Liquidation of certain accrued liabilities upon settlement of obligations and recording of net deferred tax liability resulting from the purchase price allocation.

          (f) Elimination of Providence Journal stockholders' equity and issuance of 25,391,000 shares of Belo Series A Common Stock in the Merger.

          (g) Removal of the assets and liabilities of KIRO, with a corresponding reduction in long-term debt by the amount of KIRO's net book value.

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

                             MANAGEMENT OF BELO AND
               PROVIDENCE JOURNAL NEWSPAPER CO. AFTER THE MERGER

BELO BOARD

     At the Effective Time, pursuant to the Merger Agreement and the Belo Bylaws, the number of directors comprising the full Belo Board will be increased from 14 to 18. As permitted by the Belo Bylaws, the Belo Board will fill the new vacancies pursuant to the Merger Agreement. The four new members of the Belo Board will be Stephen Hamblett and three other members of the Providence Journal Board as yet undetermined.

     Stephen Hamblett, 62, is currently Chairman of the Providence Journal Board, Chief Executive Officer of Providence Journal and Publisher of the Providence Journal Newspapers. He has served in such capacities since 1987. Mr. Hamblett was first employed by Providence Journal in 1957 in its advertising department and has been continuously employed by Providence Journal since that time, serving as Assistant Vice President for Administration, Vice President Marketing, Vice President Marketing and Corporate Development, Executive Vice President and President and Chief Operating Officer before assuming his current positions. He has been a Director of Providence Journal since 1985. Mr. Hamblett also serves on the Board of Directors of the Associated Press, Continental and the Inter American Press Association.

BELO MANAGEMENT

     Belo is under no obligation to make, and does not anticipate making, any changes in its current officers and other senior management employees in connection with the Merger.

BELO HOLDINGS BOARD AND MANAGEMENT

     The persons constituting the Board of Directors of Belo Holdings and Belo Holdings management prior to the Effective Time will remain the directors and managers, respectively, of Belo Holdings after the Effective Time.

PROVIDENCE JOURNAL NEWSPAPER CO. BOARD

     From and after the Effective Time, the Providence Journal Newspaper Co. Board will consist of the current members of the Providence Journal Board listed below, except for those members (other than Mr. Hamblett) elected to the Belo Board who shall resign from the Providence Journal Newspaper Co. Board. See "THE MERGER AGREEMENT -- Certain Covenants -- Directorships; Corporate Governance; Charitable Contributions."

     F. Remington Ballou, 67, is Chief Executive Officer of B. A. Ballou & Co. Inc., a jewelry manufacturing company, and served as its president from 1965 to 1995. Mr. Ballou has served as a Director of Providence Journal since 1985. He is also a Director of Keyport Life Insurance Co. and Rhode Island Hospital Trust National Bank.

     Henry P. Becton, Jr., 53, has been President and General Manager of WGBH Education Foundation, the operator of public television and radio stations in Massachusetts and producer of educational broadcast and non-broadcast programming and software, since 1984. Mr. Becton has been a Director of Providence Journal since 1992 and currently serves as Chairman of the Nominating Committee of the Providence Journal Board. He is also a director of Becton Dickinson and Company and is a trustee or director of the following investment companies managed by Scudder, Stevens & Clark: Scudder Cash Investment Trust; Scudder California Tax Free Trust; Scudder Municipal Trust; Scudder State Tax Free Trust; Scudder Investment Trust; and Scudder Portfolio Trust.

     Fanchon M. Burnham, 52, has been a partner in the accounting firm of F.M. Burnham and Associates (formerly Brooks/Burnham) in Washington, D.C., since 1985. Ms. Burnham has been a Director of Providence Journal since 1992.

     Kay K. Clarke, 58, is President of Templeton, Ltd., a management consulting firm. Prior to that, Ms. Clarke was President of the Micromarketing Division and Senior Vice President -- Business Development for ADVO, Inc., which she joined in 1990, from McGraw-Hill, Inc., where she was Executive Vice President. Ms. Clarke is also a director of Guardian Life Insurance Company of America, Age Wave, Inc. and Cybex International, Inc. Ms. Clarke joined the Providence Journal Board in 1995.

     Peter B. Freeman, 64, has been a Director of Providence Journal since 1981 and currently serves as Chairman of the Audit Committee of the Providence Journal Board. During the past five years Mr. Freeman has been self-employed as a corporate director and trustee, including serving as a director of Blackstone Valley Electric Company, AMICA Mutual Insurance Company and AMICA Life Insurance Company, a trustee of Eastern Utilities Associates, as well as a trustee or director of the following investment companies managed by Scudder, Stevens &
Clark: Scudder Fund, Inc.; Scudder Institutional Fund, Inc.; Scudder Cash Investment Trust; Scudder California Tax Free Trust; Scudder Municipal Trust; Scudder State Tax Free Trust; Scudder Tax Free Money Fund; Scudder Tax Free Trust; Scudder Funds Trust; and Scudder Variable Life Investment Fund.

     Benjamin P. Harris, III, 60, has been a partner in the law firm of Edwards & Angell, Providence, Rhode Island, since 1969 and became a senior partner as of January 1, 1996. Mr. Harris has been a Director of Providence Journal since 1985. Mr. Harris is also a director of The Providence Mutual Fire Insurance Company.

     Paul A. Maeder, 42, is Managing General Partner of Highland Capital Partners, Inc., where he manages the firm's technology investments. Before joining Highland in 1988, Mr. Maeder was a general partner at Charles River Ventures. Mr. Maeder is also a Director of AVID, The Dodge Group, SQA, Inc., HighGround Systems Inc., Mainspring Communications, Inc. and PureSpeech, Inc. Mr. Maeder has been a Director of Providence Journal since 1995.

     Trygve E. Myhren, 59, was President and Chief Operating Officer of Providence Journal from 1990 until his resignation on March 31, 1996. From 1981 to 1988, Mr. Myhren was Chairman and Chief Executive Officer of American Television and Communications Corporation (now Time Warner Cable). Mr. Myhren was a member of the Board of Directors of the National Cable Television Association from 1980 to 1991 and served as its Chairman in 1986 and 1987. Prior to joining Providence Journal, Mr. Myhren served as President and Chief Executive Officer of Myhren Media and General Partner of Arizona & Southwest Cable from 1989 to 1990. Mr. Myhren is currently a director of Advanced Marketing Services, Inc., Peapod, Cable Labs and Founders Fund, Inc. In addition, Mr. Myhren is a trustee of the University of Denver and Lifespan Corporation. Mr. Myhren has been a Director of Providence Journal since 1994.

     John W. Rosenblum, 52, became the Tayloe Murphy Professor of Business Administration at the Darden School of Business, University of Virginia, in 1993. From 1982 to 1993, Mr. Rosenblum was the Dean of the Darden School of Business. Mr. Rosenblum serves on the Board of Directors of Cadmus Communications Corp., Chesapeake Corporation, Comdial Corporation, Cone Mills Corporation and T. Rowe Price Associates. He has been a Director of Providence Journal since 1992 and currently serves as Chairman of the Compensation Committee of the Providence Journal Board.

     W. Nicholas Thorndike, 63, has been a Director of Providence Journal since 1984 and currently serves as Chairman of the Executive Committee of the Providence Journal Board. Mr. Thorndike serves as a corporate director or trustee of a number of organizations, including Bradley Real Estate, Inc., Courier Corporation, Data General, Eastern Utilities Associates and The Putnam Funds. He also serves as a trustee of Massachusetts General Hospital, having served as Chairman of the Board of Directors from 1987 to 1992 and President from 1992 to 1994. In February 1994 he accepted appointment as a successor trustee of private trusts in which he has no beneficial interest, and concurrently became, serving until October 1994, Chairman of the Board of Directors of two privately-owned corporations controlled by such trusts that filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in August 1994.

     John W. Wall, 72, retired as Vice-Chairman of Hospital Trust, Providence, Rhode Island in 1986. Mr. Wall had been with Hospital Trust since 1946. He returned to Hospital Trust at management's request to serve as Chairman and Chief Executive Officer from 1991 to 1992. Since 1992 Mr. Wall has served as Vice-Chairman of Hospital Trust. Mr. Wall has served as a Director of Providence Journal since 1975.

     Patrick R. Wilmerding, 53, has been a Director of Providence Journal since 1979. Mr. Wilmerding has been chairman of Private Signals, Inc., an import/export company, since 1994. Prior to that, he served as a Division Executive with The First National Bank of Boston. Mr. Wilmerding is a director of the Indian Opportunities Fund and a trustee of five U.S. business trusts managed by Martin Currie Investment Management Ltd.

PROVIDENCE JOURNAL NEWSPAPER CO. AND OTHER SUBSIDIARY MANAGEMENT

     At the Effective Time, the officers and other management employees of the Providence Journal subsidiaries acquired by Belo will be those persons holding the same offices or other management positions at such Providence Journal subsidiaries immediately prior to the Effective Time. After the Effective Time, Mr. Hamblett will become CEO and Publisher of Providence Journal Newspaper Co. and the Directors of Providence Journal (other than the three Directors who will be elected to the Belo Board) will become Directors of Providence Journal Newspaper Co. Thereafter, officers and other management employees of Providence Journal Newspaper Co. will be determined by the Providence Journal Newspaper Co. Board in accordance with Providence Journal Newspaper Co.'s Certificate of Incorporation and Bylaws.

                       DESCRIPTION OF BELO CAPITAL STOCK

     Belo's authorized capital stock consists of 150,000,000 shares of Belo Common Stock and 5,000,000 shares of Preferred Stock, $1.00 par value per share ("Belo Preferred Stock").

BELO COMMON STOCK

     Belo's 150,000,000 shares of authorized Common Stock may be issued and designated as Series A Common Stock, Series B Common Stock and/or Series C Common Stock. As of December 31, 1995, 135,000,000 shares of Common Stock had been designated Series A Common Stock and 15,000,000 shares of Common Stock had been designated Series B Common Stock. No shares of Series C Common Stock have been designated. Under the Belo Certificate, Belo may not issue any additional shares of Series B Common Stock if such issuance would result in the Series A Common Stock being excluded from trading on the NYSE or other national stock exchange or quotation system. Except for this limitation, the Belo Board has the authority to fix the number of shares constituting any such series and to increase or decrease the number of shares of any series prior to or after the issuance of shares of that series, but not below the number of shares of such series then outstanding.

     The issued and outstanding shares of Belo Series A Common Stock and Belo Series B Common Stock vote together as a single class on all matters submitted to a vote of stockholders, with each issued and outstanding share of Belo Series A Common Stock entitled to one vote and each issued and outstanding share of Belo Series B Common Stock entitled to ten votes on all such matters, except that class votes by series are required with respect to (i) any amendment to the Belo Certificate that alters or changes the powers, preferences, or special rights of their respective series so as to affect them adversely, and (ii) such other matters as require class votes under the DGCL. Cumulative voting is not permitted in the election of directors.

     Transferability of the Belo Series B Common Stock is limited to family members and affiliated entities of the holder. Shares of Belo Series B Common Stock are convertible at any time on a one-for-one basis into Belo Series A Common Stock.

     Holders of either series of Belo Common Stock are entitled to receive dividends, if any, as may be declared by the Belo Board out of funds legally available therefor and are entitled to share ratably in the net assets available for distribution to such holders upon liquidation, dissolution and winding up of Belo. Dividends must be paid on both the Belo Series A Common Stock and Belo Series B Common Stock at any time that dividends are paid on either.

BELO PREFERRED STOCK

     None of Belo's 5,000,000 shares of authorized Preferred Stock is outstanding. The Belo Certificate authorizes the Belo Board, without any further action by the stockholders, to issue the Belo Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designations, powers, preferences and rights of the shares of each series and the qualifications, limitations or restrictions thereof. The Belo Board has designated 150,000 shares of Belo Preferred Stock as Series A Junior Participating Preferred Stock, reserved for issuance under the Belo Rights Agreement. See "-- Stockholders Rights Plan." Although the ability of the Belo Board to designate and issue shares of the Belo Preferred Stock provides desirable flexibility, including the ability to engage in future public offerings to raise additional capital, the issuance of shares of the Belo Preferred Stock may have adverse effects on the holders of Belo Common Stock, including restrictions on dividends on the Belo Common Stock if dividends on shares of the Belo Preferred Stock have not been paid; dilution of voting power of the Belo Common Stock to the extent the shares of the Belo Preferred Stock have voting rights; or, deferral of participation in Belo's assets upon liquidation until satisfaction of any liquidation preference granted to holders of shares of the Belo Preferred Stock. In addition, issuance of shares of the Belo Preferred Stock could make it more difficult for a third party to acquire a majority of the outstanding voting stock and accordingly may be used as an "anti-takeover" device. The Belo Board, however, currently does not contemplate the issuance of any shares of the Belo Preferred Stock unless required in connection with Belo's stockholders rights plan. See "-- Certain Anti-Takeover Matters" and "-- Stockholders Rights Plan."

FOREIGN OWNERSHIP

     The Belo Bylaws provide that at no time shall aliens (as defined in the Belo Bylaws) (i) own, directly or indirectly, more than one-fourth of the equity in Belo, or in any other corporation directly or indirectly controlling Belo, that is represented by the issued and outstanding capital stock; or (ii) vote, directly or indirectly, more than one-fourth of the total voting rights in Belo, or in any other corporation directly or indirectly controlling Belo, that are represented by the issued and outstanding capital stock. The percentage of voting rights and equity ownership of aliens in Belo's issued and outstanding capital stock shall be determined in accordance with the Communications Act and FCC rules and regulations. If and so long as circumstances exist which violate the foregoing Bylaw provisions, any stockholders causing or contributing to such violation shall have no voting, dividend or other rights with respect to the shares of Belo that they may hold, except the right to transfer such shares in such a manner that the violation will cease to exist. No transfers of shares of domestic record to aliens shall be made if such a violation exists or if such transfer would result in such a violation. If Belo shall determine that stock of domestic record in fact is held or voted, in whole or in part, by or for the account of an alien, and that such interest would give rise to a violation of the foregoing Bylaw provision, the holder of such stock shall not be entitled to vote, to receive dividends or to exercise any other normal stockholder rights, except the right to transfer such stock to a citizen of the United States of America. The Belo Board has broad authority under the Belo Bylaws to administer these provisions.

CERTAIN ANTI-TAKEOVER MATTERS

     Belo is a Delaware corporation and is subject to Section 203 of the DGCL ("Section 203"). In general, subject to certain exceptions, Section 203 prohibits a Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder, unless (i) prior to such date the Belo Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding those shares owned by (x) persons who are directors and also officers and (y) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (iii) at or subsequent to such time, the business combination is approved by the Belo Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3 percent of the outstanding voting stock which is not owned by the interested stockholder. Section 203 defines a "business combination" to include certain mergers, consolidations, asset sales and stock issuances and certain other transactions resulting in a financial benefit to an "interested stockholder." In addition, Section 203 defines an "interested stockholder" to include any entity or person beneficially owning 15 percent or more of the outstanding voting stock of the corporation and any entity or person affiliated with such an entity or person.

CERTIFICATE OF INCORPORATION; BYLAWS

     The Belo Certificate and Belo Bylaws contain several provisions that may make the acquisition of control of Belo by means of a tender offer, open market purchases, a proxy contest or otherwise more difficult. Set forth below are brief descriptions of those provisions.

     Classified Belo Board. The Belo Bylaws divide the Belo Board into three classes, with each class being as nearly equal in number as possible. At each annual meeting of stockholders, directors are elected to succeed those directors whose terms have expired, and each newly elected director serves for a three-year term. Belo believes that a classified Belo Board helps assure the continuity and stability of the Belo Board and Belo's business strategies and policies. The classified board provision could increase the likelihood that, in the event of a takeover of Belo, incumbent directors will retain their positions. In addition, the classified board provision helps ensure that the Belo Board, if confronted with an unsolicited proposal from a third party that has acquired a block of the voting stock of Belo, will have sufficient time to review the proposal and appropriate alternatives and to seek the best available result for all stockholders.

     Removal of Directors; Filling Vacancies. Under the Belo Bylaws, a director may be removed from office only for cause and by a vote of stockholders representing not less than a majority of the voting power of the stock entitled to vote in an election of directors. The Belo Bylaws further provide that vacant directorships may be filled by the Belo Board.

     No Stockholder Action by Written Consent; Special Meeting. The Belo Certificate provides that stockholders may only take action at an annual or special meeting. The stockholders are thus prohibited from taking action by written consent in lieu of a meeting. The Belo Bylaws provide that special meetings of stockholders may only be called by (i) the Chief Executive Officer,
(ii) the Belo Board or (iii) the holders of not less than one-fifth of the voting power of all shares entitled to vote at the meeting.

     Advance Notice Requirements for Stockholder Proposals and Director Nominations. The Belo Bylaws establish advance notice procedures with regard to stockholder proposals and the nomination of candidates for election as directors, other than by or at the direction of the Belo Board. These procedures provide that the notice of stockholder proposals and stockholder nominations for the election of directors at a meeting must be in writing and received at the principal executive offices of Belo generally not less than 30 days nor more than 60 days prior to the meeting and under certain circumstances no later than the close of business on the tenth day following the day on which notice of the meeting was mailed or public disclosure of the date of the meeting was made. The notice of stockholder nominations must set forth certain information specified in the Belo Bylaws and comply with applicable Federal proxy rules.

     Supermajority and Fair Price Provisions. Article Eleven of the Belo Certificate provides that for purposes of Sections 251, 253, 271, 275, and 311 of the DGCL (pertaining to mergers, consolidations of assets and dissolutions), where applicable, the affirmative vote of the holders of at least two-thirds, rather than a majority as provided by statute, of the outstanding stock, or any class or series thereof, entitled to vote in accordance therewith shall be required. Article Twelve of the Belo Certificate requires the affirmative vote of the holders of at least 80% of all of the then outstanding shares of capital stock of Belo for approval of certain business transactions with any Interested Stockholder (as defined in the Belo Certificate) of Belo, including certain mergers, sales or other dispositions of assets, issuances of securities, liquidations, dissolutions, or recapitalizations of Belo. The 80% vote requirement does not apply to any transaction that is approved by a majority of Belo's continuing directors (as defined in the Belo Certificate) or to any transaction that satisfies certain procedural requirements set forth in Article Twelve of the Belo Certificate, as well as form of consideration and minimum price requirements.

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

STOCKHOLDERS RIGHTS PLAN

     On February 28, 1996, the Belo Board authorized the amendment and restatement of the Belo Rights Agreement. The Belo Rights Agreement was originally adopted in 1986 and was scheduled to expire in March 1996. Pursuant to the Belo Rights Agreement, each share of Belo Common Stock currently outstanding and each share of Belo Common Stock to be outstanding hereafter (unless and until the Belo Rights expire or are redeemed or a "Distribution Date", as described below, occurs) will be accompanied by one Belo Right entitling the registered holder to purchase from Belo one one-hundredth of a share of Belo Preferred Stock at an exercise price of $150.00 per one one-hundredth of a share of Belo Preferred Stock, subject to adjustment. The shares of Belo Series A Common Stock issued in the Merger will be accompanied by associated Belo Rights. The Belo Rights Agreement and the Rights will expire in 2006, unless extended.

     The Belo Rights are and will be evidenced by the Belo Common Stock certificates representing the shares which they accompany, and no separate Belo Rights certificates will be distributed, until the occurrence of a "Distribution Date." The Belo Rights will separate from the Belo Common Stock and a "Distribution Date" will occur at the close of business on the earlier of (x) the tenth business day following a public announcement that a person or group of affiliated or associated persons has acquired or obtained the right to acquire beneficial ownership of 30 percent or more of the outstanding Belo Common Stock (a "Belo Acquiring Person"), unless the person becomes the owner of 30 percent solely by reason of share purchases by Belo or under certain other circumstances, or (y) the tenth business day following the commencement of (or announcement of the intent to commence) a tender offer or exchange offer (other than by Belo or certain affiliates) that would result in a person or group beneficially owning 30 percent or more of the outstanding Belo Common Stock. The Belo Rights Agreement permits the Belo Board to reduce the 30 percent threshold to as low as 10 percent and to redeem the Belo Rights at a price of $.01 per Belo Right (subject to adjustment).

     In the event that (i) a person or group becomes a Belo Acquiring Person or
(ii) Belo is acquired in a merger or business combination or 50 percent or more of its consolidated assets or earning power are sold after a person or group has become a Belo Acquiring Person, each holder of a Belo Right will thereafter have the right to receive, upon exercise and payment of the exercise price, Belo Common Stock (or, in certain circumstances, cash, property or other securities of the acquiring company) having a value equal to two times the exercise price of the Belo Right. Notwithstanding the foregoing, following the occurrence of any of the events set forth in clause (i) or (ii) of this paragraph, all Rights that are or (under certain circumstances specified in the Belo Rights Agreement) were beneficially owned by any Belo Acquiring Person will be null and void. At any time after a person or group becomes a Belo Acquiring Person and prior to the acquisition of 50 percent or more of the voting power of the outstanding Belo Common Stock, the Belo Board may exchange the Belo Rights (other than Rights owned by the Belo Acquiring Person) in whole or in part at an exchange ratio of one share of Belo Series A Common Stock or Belo Series B Common Stock, as determined by the Belo Board, per Belo Right, subject to adjustment.

     For example, at an exercise price of $150.00 per Belo Right, each Belo Right not owned by a Belo Acquiring Person following either of the events set forth in clause (i) or (ii) of the preceding paragraph would entitle its holder to purchase $300.00 worth of Belo Common Stock (or other consideration, as noted above), determined pursuant to a formula set forth in the Belo Rights Agreement, for $150.00. Assuming that the Belo Common Stock (or other consideration) had a per share market price of $37.50 at such time, the holder of each valid Belo Right would be entitled to purchase eight shares of Belo Common Stock (or other consideration) for $150.00.

     Certain of the provisions described in this "DESCRIPTION OF BELO CAPITAL STOCK" section could discourage potential acquisition proposals and could delay or prevent a change in control of Belo. Such provisions are intended to enhance the likelihood of continuity and stability in the composition of the Belo Board and in the policies formulated by the Belo Board and to discourage certain types of transactions that may involve an actual or threatened change of control of Belo. These provisions are designed to preserve and protect Belo's assets and to reduce the vulnerability of Belo to an unsolicited acquisition proposal and are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for Belo's shares that could result from actual or rumored takeover attempts and may also have the effect of preventing changes in the management of Belo.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for Belo Series A Common Stock is The First National Bank of Boston.

                       COMPARISON OF STOCKHOLDERS' RIGHTS

     General. At the Effective Time, the stockholders of Providence Journal will become stockholders of Belo. As stockholders of Belo, their rights will be governed by the DGCL and the Belo Certificate and Belo Bylaws rather than the Providence Journal Certificate and Providence Journal Bylaws. Following are summaries of certain differences between the rights of Belo stockholders and the rights of Providence Journal stockholders. For additional information regarding the rights of Belo's stockholders, see "DESCRIPTION OF BELO CAPITAL STOCK" and "THE SPECIAL MEETINGS -- Voting Rights; Votes Required for Approval."

     Both Belo and Providence Journal are organized under the laws of the State of Delaware. Any differences, therefore, in the rights of holders of Belo capital stock and Providence Journal capital stock arise solely from differences in their respective certificates of incorporation and bylaws. The Belo Certificate and Belo Bylaws are substantially similar to the Providence Journal Certificate and the Providence Journal Bylaws, except for certain matters as described herein.

     Authorized Capital. The total number of authorized shares of capital stock of Belo is 155,000,000, consisting of 150,000,000 shares of Belo Common Stock and 5,000,000 shares of Belo Preferred Stock. Each share of Belo Series B Common Stock is convertible into one share of Belo Series A Common Stock at the option of the holder. See "DESCRIPTION OF BELO CAPITAL STOCK -- Belo Common Stock" and "-- Belo Preferred Stock."

     The total number of authorized shares of capital stock of Providence Journal is 196,825,000, consisting of 150,000,000 shares of Providence Journal Class A Common Stock, of which 75,000,000 shares are reserved for issuance upon exercise of rights issued pursuant to the Providence Journal Rights Agreement (defined below), and 46,825,000 shares of Providence Journal Class B Common Stock, of which 23,412,500 shares are reserved for issuance pursuant to the Rights Agreement. Each share of Providence Journal Class B Common Stock is convertible into one share of Providence Journal Class A Common Stock at the option of the holder.

     Removal of Directors. Under the Belo Bylaws, at any meeting of stockholders called expressly for the purpose of removing one or more directors or the entire Belo Board may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of a majority of the voting power of all shares then entitled to vote in the election of directors. The Providence Journal Certificate provides that any or all directors may be removed from office at any time without cause and only by the affirmative vote of the holders of at least 80% of the combined voting power of the then outstanding shares of stock of all classes entitled to vote in the election of directors; provided, however, that an affirmative vote of only a majority of holders of a majority of such combined voting power is required for any such removal recommended to the stockholders by the vote of not less than two-thirds of the entire Providence Journal Board.

     Filling Vacancies on the Board of Directors. Pursuant to the Belo Bylaws, any vacancy in the Belo Board may be filled by the affirmative vote of a majority of the directors then in office, although less than a quorum of the Belo Board. Under the Providence Journal Certificate, any vacancy in the Providence Journal Board may be filled solely by the affirmative vote of a majority of the remaining directors, although less than a quorum of the Providence Journal Board.

     Stockholder Meetings and Provisions for Notices. The Belo Bylaws provide that special meetings of stockholders may be called by the Belo Board, the Chief Executive Officer or holders of not less than one-fifth of the voting power of all shares entitled to vote at the meeting. The Providence Journal Bylaws provide that a

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special meeting of stockholders may be called by the Chairman of the Board, the
President or the Providence Journal Board.

     Pursuant to the Belo Bylaws and the Providence Journal Bylaws, written or printed notice of the annual meeting of stockholders stating the place, day and hour of the annual meeting shall be given to each stockholder entitled to vote at such meeting between ten and 60 days before the date of such meeting, either personally or by mail. Written notice of a special meeting must also include the purpose or purposes for which the meeting is called, and only such business as is stated in such notice shall be acted upon thereat. See "DESCRIPTION OF BELO CAPITAL STOCK -- Certificate of Incorporation; Bylaws -- Advance Notice Requirements for Stockholder Proposals and Director Nominations."

     Stockholder Action Without A Meeting. Under the Belo Certificate, as permitted by the DGCL, no action may be taken by the stockholders except at a meeting. The Providence Journal Certificate permits actions to be taken by written consent of the stockholders without a meeting.

     Quorum. Under the Belo Bylaws, a quorum for the transaction of business at any stockholder meeting consists of the holders of a majority of the voting power of all of the shares entitled to vote, represented in person or by proxy, but in no event less than one-third of the shares entitled to vote and thus represented at such meeting. Under the Providence Journal Bylaws, a quorum for the transaction of business at any stockholder meeting consists of the holders of a majority of the voting power of all of the shares entitled to vote, represented in person or by proxy, at such meeting.

     Voting by Stockholders. Under the Belo Bylaws, except as required by law or the Belo Certificate, action by Belo stockholders is taken by the vote of the holders of a majority of the voting power of the stock represented and entitled to vote at a meeting of stockholders at which a quorum is present. However, the Belo Certificate requires the vote of 80% of the voting power represented by the outstanding stock entitled to vote thereon for certain "Business Combinations" (as defined in the Belo Certificate). See "DESCRIPTION OF BELO CAPITAL
STOCK -- Certain Anti-Takeover Matters." In addition, the Belo Certificate requires the affirmative vote of two-thirds of the voting power represented by the outstanding stock entitled to vote for approval of mergers of Belo, the sale by Belo of all or substantially all of its assets or the dissolution of Belo. Each holder of Belo Series A Common Stock is entitled to one vote in person or by proxy for each share of Series A Common Stock outstanding in his or her name on the transfer records of Belo; each holder of Belo Series B Common Stock is entitled to ten votes in person or by proxy for each share of Series B Common Stock outstanding in his or her name on the transfer records of Belo.

     Under the Providence Journal Bylaws, except as required by law or the Providence Journal Certificate, action by Providence Journal stockholders is taken by the vote of the holders of a majority of the voting power of all shares represented and entitled to vote at a meeting of stockholders at which a quorum is present, except for the election of directors which requires a plurality. However, the Providence Journal Certificate requires the vote of 80% of the combined voting power of the then outstanding stock entitled to vote thereon for certain "business combinations" (as defined in the Providence Journal Certificate), in the absence of an affirmative vote of at least two-thirds of the Providence Journal Board. Each holder of Providence Journal Class A Common Stock is entitled to one vote in person or by proxy for each share of Class A Common Stock outstanding in his or her name on the transfer records of Providence Journal; each holder of Providence Journal Class B Common Stock is entitled to four votes in person or by proxy for each share of Class B Common Stock outstanding in his or her name on the transfer records of Providence Journal.

     Dividends. Pursuant to the Belo Certificate, holders of either series of Belo Common Stock are entitled to receive dividends, if any, as may be declared by the Belo Board out of funds legally available therefor and are entitled to share ratably in the net assets available for distribution to such holders upon liquidation, dissolution and winding up of Belo. Dividends must be paid on both the Belo Series A Common Stock and Belo Series B Common Stock at any time that dividends are paid on either. The Providence Journal Certificate contains an identical provision for the Providence Journal Common Stock.

     Rights Plan. On February 28, 1996, the Belo Board authorized the amendment and restatement of Belo's preferred share purchase rights plan which was originally adopted in 1986 and was scheduled to expire in

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March 1996. Pursuant to the Belo Rights Agreement, each share of Belo Common
Stock currently outstanding (both Belo Series A Common Stock and Belo Series B Common Stock) and each share of Belo Common Stock to be outstanding hereafter (unless and until the Belo Rights expire or are redeemed or a Distribution Date occurs) will be accompanied by one Belo Right entitling the registered holder to purchase from Belo one one-hundredth of a share of Belo Preferred Stock at an exercise price of $150.00 per one one-hundredth of a share of Belo Preferred Stock, subject to adjustment. A description of the Belo Rights Plan is set forth under "DESCRIPTION OF BELO CAPITAL STOCK -- Stockholders Rights Plan."

     On May 8, 1996, Providence Journal declared a dividend of one Class A right (a "Class A Right") for each outstanding share of Providence Journal Class A Common Stock and one Class B right (a "Class B Right," and together with the Class A Rights, the "Providence Journal Rights") for each outstanding share of Providence Journal Class B Common Stock. The dividend was paid to stockholders of record on May 8, 1996 (the "Declaration Date"). Each Class A Right entitles the registered holder to purchase from Providence Journal one share of Providence Journal Class A Common Stock at a price of $70 per share of Providence Journal Class A Common Stock, subject to adjustment. Each Class B Right entitles the registered holder to purchase from Providence Journal one share of Providence Journal Class B Common Stock at a price of $70 per share of Providence Journal Class B Common Stock, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, dated May 8, 1996 (the "Providence Journal Rights Agreement"), between Providence Journal and The First National Bank of Boston, as Rights Agent.

     The Providence Journal Rights are and will be evidenced by the Providence Journal Common Stock certificates representing the shares which they accompany, and no separate Providence Journal Rights certificates will be distributed until the occurrence of a "Providence Journal Distribution Date." The Providence Journal Rights will separate from the Providence Journal Common Stock and a "Providence Journal Distribution Date" will occur at the close of business on the earlier of (i) ten days following a public announcement that a person or group of affiliated or associated persons (a "Providence Journal Acquiring Person") have acquired beneficial ownership of (A) 15% of more of the Voting Power (as defined in the Providence Journal Rights Agreement) of the Providence Journal Common Stock or (B) 35% or more of the voting power of the Providence Journal Class A Common Stock or (ii) ten business days (or such later date as may be determined by action of the Providence Journal Board prior to such time as any person or group of affiliated persons becomes a Providence Journal Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of either 15% or more of the voting power of the Providence Journal Common Stock or 35% or more of the voting power of the Providence Journal Class A Common Stock. The Providence Journal Rights are not exercisable until the Providence Journal Distribution Date. The Providence Journal Rights will expire on May 7, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by Providence Journal in accordance with the terms of the Providence Journal Rights Agreement.

     In the event that Providence Journal is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become a Providence Journal Acquiring Person, proper provision will be made so that each holder of a Providence Journal Right will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Providence Journal Right, that number of shares of common stock of the acquiring company, which, at the time of such transaction, will have a market value of two times the exercise price of the Providence Journal Right. In the event that any person or group of affiliated or associated persons becomes a Providence Journal Acquiring Person, proper provision shall be made so that each holder of a Providence Journal Class A Right and a Providence Journal Class B Right, other than Providence Journal Rights beneficially owned by the Providence Journal Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Providence Journal Class A Common Stock or Providence Journal Class B Common Stock, as applicable, having a market value of two times the exercise price of such Providence Journal Right.

     At any time after any person or group becomes a Providence Journal Acquiring Person and prior to the acquisition by such person or group of 50% or more of the voting power represented by the outstanding shares

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

of Providence Journal Common Stock, the Providence Journal Board may exchange the Providence Journal Rights (other than Providence Journal Rights owned by such person or group which will have become void) in whole or in part, at an exchange ratio of one share of Class A Common Stock or Class B Common Stock per related Providence Journal Right (subject to adjustment).

     The terms of the Providence Journal Rights may be amended by the Providence Journal Board without the consent of the holders of the Providence Journal Rights, including an amendment to lower certain thresholds with respect to the Voting Power of the Providence Journal Common Stock described above to not less than 10% and with respect to the Voting Power of the Providence Journal Class A Common Stock to not less than 25%, except that from and after such time as any person or group of affiliated or associated persons becomes a Providence Journal Acquiring Person, no such amendment may adversely affect the interests of the holders of the Providence Journal Rights.

     Until a Providence Journal Right is exercised, the holder thereof, as such, will have no rights as a stockholder of Providence Journal, including, without limitation, the right to vote or to receive dividends.

     In connection with the execution of the Merger Agreement, Providence Journal amended the Providence Journal Rights Agreement to amend, among other things, the definition of "Acquiring Person" to permit the execution and delivery by Providence Journal of the Merger Agreement without Belo or Finance becoming an Acquiring Person under the Providence Journal Rights Agreement.

     Interested Director Transactions. Under the DGCL, certain contracts or transactions in which one or more of a corporation's directors has an interest are not void or voidable solely by reason of such interest provided that one of the following conditions is met: (i) such contract or transaction is approved by the stockholders or by a majority of disinterested members of the board of directors or, in certain circumstances, a committee thereof if the material facts are disclosed or known thereto, or (ii) the contract or transaction was fair to the corporation at the time it was approved.

     Indemnification and Limitation of Liability. The Belo Bylaws provide for indemnification of, and advancement of expenses to any person who was or is involved in any manner or was or is threatened to be made so involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he is or was or has agreed to become a director, officer, employee or agent of Belo or is or was or has agreed to serve at the request of Belo as director, officer, employee or agent of another corporation or other enterprise against all expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such proceeding, provided that the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Belo, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The Belo Certificate provides that no director of Belo will be personally liable to Belo or to its stockholders for monetary damages for breach of fiduciary duty as a director, except for (i) any breach of the director's duty of loyalty to Belo or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. This right to indemnification includes the right to receive payment of any expenses incurred by the person being indemnified in connection with such proceeding in advance of the final disposition of the proceeding consistent with applicable law as then in effect. Any indemnification will be paid by Belo unless otherwise decided by (A) a majority vote of a quorum of disinterested Belo directors, or if such a vote by the Belo Board is not possible, (B) independent legal counsel in a written opinion or (C) vote of the holders of a majority of the outstanding share entitled to vote thereon.

     The Providence Journal Certificate and Providence Journal Bylaws, taken together, provide that Providence Journal shall, to the fullest extent permitted by the DGCL as then in effect, indemnify any person who was or is involved in any manner or was or is threatened to be made so involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he is or was a director, officer, employee or agent of Providence Journal or is or was serving at the request of Providence Journal as director, officer, employee or agent of another corporation or other enterprise against all expenses, including attorneys' fees, judgments, fines and amounts paid in

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settlement actually and reasonably incurred by him in connection with such proceeding. The Providence Journal Certificate provides that, to the extent provided in the DGCL, no director of Providence Journal will be personally liable to Providence Journal or to its stockholders for monetary damages for breach of fiduciary duty as a director. This right to indemnification includes the right to receive payment of any expenses incurred by the person being indemnified in connection with such proceeding in advance of the final disposition of the proceeding consistent with applicable law as then in effect. By reference to Delaware law, the Providence Journal Certificate also specifies certain procedures, presumptions and remedies that apply with respect to the right to indemnification and the advancement of expenses provided for therein. The Providence Journal Certificate requires the affirmative vote of holders of at least 80% of the combined voting power of the then outstanding shares of stock of all classes entitled to vote generally in the election of directors to amend or repeal the Providence Journal Certificate indemnification provisions.

     Amendment of Bylaws. Under the Belo Certificate, the Belo Bylaws may be altered, amended or repealed, or new Bylaws may be adopted, by either the holders of at least two-thirds of the outstanding capital stock or voting power entitled to vote thereon or by the Board of Directors. The Providence Journal Bylaws provide that the Providence Journal Bylaws may be altered, amended or repealed, or new Bylaws may be adopted by a majority vote of the Providence Journal stockholders or by the majority of the entire Providence Journal Board, provided that notice of the proposed alteration or repeal or the proposed new Bylaws be included in the notice of such meeting of the Providence Journal Board.

                       SIGNIFICANT REGULATIONS APPLICABLE
                           TO BROADCASTING SERVICES,
                        PROGRAMMING AND ELECTRONIC MEDIA

     Television and radio broadcasting are subject to the jurisdiction of the FCC under the Communications Act. The Communications Act empowers the FCC, among other things, to issue, revoke or modify broadcasting licenses, determine the location of stations, regulate the equipment used by stations, adopt such regulations as may be necessary to carry out the provisions of the Communications Act and impose certain penalties for violation of its regulations. The following highlights some of the principal areas of FCC regulation of the broadcast industry. For more detailed information, see the Belo 1995 10-K and its reports filed with the Commission pursuant to the Exchange Act and the other Belo Reports.

     Existing Regulation and 1996 Legislation. Television broadcasting is subject to the jurisdiction of the FCC under the Communications Act. The Communications Act prohibits the operation of television broadcasting stations except under licenses issued by the FCC and empowers the FCC, among other things, to issue, renew, revoke and modify broadcasting licenses; assign frequency bands; determine stations' frequencies, locations, and power; regulate the equipment used by stations; adopt other regulations to carry out the provisions of the Communications Act; impose penalties for violation of such regulations; and impose fees for processing applications and other administrative functions. The Communications Act prohibits the assignment of a license or the transfer of control of a licensee without prior approval of the FCC. Under the Communications Act, the FCC also regulates certain aspects of the operation of cable television systems and other electronic media that compete with broadcast stations.

     The recently enacted Telecommunications Act represents the most comprehensive overhaul of the country's telecommunications laws in more than 60 years. The first Communications Act originated at a time when telephone and broadcasting technologies were quite distinct and addressed different consumer needs. As a consequence, both the statute and its implementing regulatory scheme were designed to compartmentalize the various sectors of the telecommunications industry. The Telecommunications Act removes the statutory barriers to telephone company ("telco") entry into the video programming delivery business, to cable company provision of telephone service, and to common ownership of broadcast television and cable properties.

     The Telecommunications Act also significantly changes both the process for renewal of broadcast station licenses and the broadcast ownership rules. First, the Telecommunications Act establishes a "two-step" renewal process that limits the FCC's discretion to consider applications filed in competition with an

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incumbent's renewal application. The Telecommunications Act also substantially liberalizes the national broadcast ownership rules, eliminating the national radio limits and easing the national restrictions on TV ownership. The Telecommunications Act also relaxes local radio ownership restrictions, but leaves local TV restrictions in place pending further FCC review. The FCC has already implemented some of these changes through FCC orders.

     This new regulatory flexibility has already engendered, and is likely to engender further, aggressive local, regional, and/or national acquisition campaigns. Removal of previous station ownership limitations on leading incumbents (i.e., existing networks and major station groups) has already increased sharply, and can be expected further to increase sharply, the competition for and the prices of attractive stations.

     License Grant and Renewal. Prior to the passage of the Telecommunications Act, television broadcasting licenses generally were granted or renewed for a period of five years upon a finding by the FCC that the "public interest, convenience, and necessity" would be served thereby. At the time an application is made for renewal of a television license, parties in interest may file petitions to deny the application, and such parties, including members of the public, may comment upon the service the station has provided during the preceding license term. In addition, prior to passage of the Telecommunications Act, any person was permitted to file a competing application for authority to operate on the station's channel and replace the incumbent licensee. Renewal applications were granted without a hearing if there were no competing applications or if issues raised by petitioners to deny such applications were not serious. If competing applications were filed, a full comparative hearing was required.

     Under the Telecommunications Act, the statutory restriction on the length of broadcast licenses has been amended to allow the FCC to grant broadcast licenses for terms of up to eight years. The Telecommunications Act also requires renewal of a broadcast license if the FCC finds that (1) the station has served the public interest, convenience, and necessity; (2) there have been no serious violations of either the Telecommunications Act or the FCC's rules and regulations by the licensee; and (3) there have been no other serious violations which taken together constitute a pattern of abuse. In making its determination, the FCC may still consider petitions to deny but cannot consider whether the public interest would be better served by a person other than the renewal applicant. Instead, under the Telecommunications Act, competing applications for the same frequency may be accepted only after the FCC has denied an incumbent's application for renewal of license.

     By order dated April 12, 1996, the FCC modified its rules to implement the new two-step renewal procedure and to eliminate the right to file an application that is mutually exclusive with a renewal. Also on April 12, 1996, the FCC issued a Notice of Proposed Rulemaking to consider how to implement the new (longer) license term provision of the Telecommunications Act.

     Belo has pending an application for renewal of the license of WFAA-TV in Dallas, Texas. The WFAA-TV renewal application has not yet been granted; pursuant to Section 307(c)(3) of the Communications Act, the station's license continues in effect pending final action on the renewal application by the FCC. Belo is not required to file any other license renewal applications prior to the Termination Date except a renewal application for WWL-TV in New Orleans, Louisiana, which must be filed by February 1, 1997.

     All of the Providence Journal Stations are presently operating under regular five-year licenses that expire on the following dates: December 1, 1996 (WCNC (Charlotte)); August 1, 1997 (WHAS (Louisville)); October 1, 1998 (KASA (Albuquerque/Santa Fe), KMSB (Tucson) and KTVB (Boise)); and February 1, 1999 (KING (Seattle), KGW (Portland), KHNL (Honolulu) and KREM (Spokane)). As noted above, an application for renewal of the license for WCNC-TV is pending. In addition, the licenses for each of the Providence Journal LMA Stations, KFVE (Honolulu), KTTU (Tucson) and KSKN (Spokane) expire on February 1, 1999, April 1, 1997, and February 1, 1999, respectively. KONG holds a permit which was scheduled to expire on December 30, 1995 to construct a television station in the Seattle, Washington market. KONG applied for an extension in November, 1995, and on May 23, 1996, applied to co-locate its transmission facilities with KING. KONG will file an FCC license application when the station commences on-air broadcasting, which is expected for KONG in the first quarter of 1997.

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

     Although in the vast majority of cases broadcast licenses are renewed by the FCC even when petitions to deny are filed against them, there can be no assurance that any of Belo's or Providence Journal Stations' licenses or the licenses of the owner-operators of the Providence Journal LMA Stations will be renewed.

     The non-renewal or revocation of one or more of Providence Journal's or Belo's FCC licenses could have a material adverse effect on Providence Journal's, Belo's or the combined company operations.

     Multiple Ownership Restrictions. The FCC has promulgated rules that, among other things, limit the ability of individuals and entities to own or have an official position or ownership interest above a certain level (an "attributable" interest, as defined more fully below) in broadcast stations, as well as other specified mass media entities. Prior to the passage of the Telecommunications Act, these rules included limits on the number of radio and television stations that could be owned on both a national and local basis. On a national basis, the rules generally precluded any individual or entity from having an attributable interest in more than 20 AM radio stations, 20 FM radio stations and/or 12 television stations. Moreover, the aggregate audience reach of the co-owned television stations could not exceed 25 percent of all U.S. television households. The Telecommunications Act substantially relaxed the television and radio ownership limitations. The FCC began its implementation of the Telecommunications Act with several orders issued on March 8, 1996. In those orders, the FCC eliminated the 12-station limit for television station ownership and increased the national audience reach limitation from 25% to 35%. Additionally, the FCC eliminated its numerical limitations on radio station ownership nationwide. On November 7, 1996, the FCC released a Notice of Proposed Rulemaking seeking comment on various issues concerning implementation of the revised national television ownership rules, including the proper method for calculating compliance with the 35% national audience reach limitation.

     On a local basis, FCC rules currently allow an individual or entity to have an attributable interest in only one television station in a market. Further, FCC rules, the Communications Act or both generally prohibit an individual or entity from having an attributable interest in both a television station and a radio station, daily newspaper or cable television system that is located in the same local market area served by the television station. The FCC employs a liberal waiver policy with respect to the TV/radio cross-ownership restriction (the so-called "one-to-a-market" rule) which generally permits common ownership of one AM, one FM, and one TV station in any of the 25 largest markets, provided there are at least 30 separately owned stations.

     In a pending rulemaking proceeding, the FCC has suggested the possibility of narrowing the geographic scope of the local television cross-ownership rule (the so-called "TV duopoly rule") and permitting some two-station combinations in certain (large) markets. Moreover, in the same proceeding, the FCC proposed eliminating the one-to-a-market rule entirely, or at least exempting larger markets. The FCC also sought comment on issues of control and attribution with respect to certain time brokerage or LMAs entered into by television stations. The Telecommunications Act grandfathers existing LMAs and permits future LMAs that are in compliance with FCC rules as they may be adopted from time to time. The FCC may, however, determine to adopt new restrictions on television LMAs, including the treatment of an LMA as an attributable interest in the future. Further, if the FCC were to find that a licensee of an LMA station failed to maintain control over its operations, the licensee of the LMA station and/or the station providing programming and marketing services could be subject to sanctions. While LMAs provide a financial benefit to Providence Journal, LMAs permit stations that otherwise might "go dark" or operate marginally to add programming and public affairs coverage and contribute to diversity in their respective markets.

     The Telecommunications Act has a direct impact on several of these issues. Specifically, the Telecommunications Act requires the FCC to conduct a rulemaking proceeding to determine whether the television duopoly rule should be retained, modified or eliminated. In addition, it directs the FCC to extend its one-to-a-market waiver policy (allowing TV/radio combinations) to the top 50 markets, consistent with the public interest, convenience and necessity. On November 7, 1996, the FCC released a Further Notice of Proposed Rulemaking seeking further comment on a number of local television ownership issues, including (i) whether to extend the presumptive waiver of the one-to-a-market rule from the top 25 to the top 50 markets; and (ii) whether to modify the television duopoly rule to allow common ownership of two television stations in separate DMAs as long as the stations do not have overlapping Grade A signal contours. In that same

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proceeding, the FCC also sought comment on whether to grandfather existing LMAs if such agreements are deemed attributable in a companion proceeding seeking comment on revisions to the FCC's attribution rules.

     As directed in the Telecommunications Act, the FCC issued an order on March 8, 1996 which substantially relaxed the limits on local radio station ownership. In addition, the Telecommunications Act eliminates a statutory prohibition against common ownership of television broadcast stations and cable systems serving the same area, but leaves the current FCC rule restriction in place. The Telecommunications Act stipulates that the FCC should not consider the repeal of the statutory ban in any review of its applicable rules. The recent legislation also eliminates the FCC's former network/cable cross-ownership limitations, but allows the FCC to adopt regulations if necessary to ensure carriage, appropriate channel positioning, and nondiscriminatory treatment of non-affiliated broadcast stations on network-owned cable systems. The FCC issued an order dated March 15, 1996 eliminating the network/cable cross-ownership ban, and is expected to commence proceedings on the local television/cable cross-ownership limitation by the end of 1996.

     The Telecommunications Act does not alter the FCC's newspaper/broadcast cross-ownership restrictions. Belo's ownership of The Dallas Morning News and co-located WFAA, however, predates the adoption of the FCC's rules and therefore has been "grandfathered" by the FCC. On October 1, 1996, the FCC released a notice of inquiry soliciting comment on what changes, if any, it should make with regard to its policies as to waivers of its prohibition against common ownership of daily newspapers and radio stations serving the same market. Finally, pursuant to the Telecommunications Act, on March 8, 1996 the FCC issued an order revising its long-standing "dual network" rule to permit television broadcast stations to affiliate with an entity that maintains two or more networks, unless the combination is composed of (a) two of the four existing networks (ABC, CBS, NBC or Fox) or (b) any of the four existing networks and one of the two emerging networks (WBN or UPN).

     Expansion of Belo's and Providence Journal's broadcast operations in particular areas and nationwide will continue to be subject to the FCC's ownership rules and any further changes the FCC or Congress may adopt. Significantly, the Telecommunications Act requires the FCC to review its remaining ownership rules biennially -- as part of its regulatory reform obligations -- to determine whether its various rules are still necessary. Neither Belo nor Providence Journal can predict the impact of the biennial review process or any other agency or legislative initiatives upon the FCC's broadcast rules. Further, the Telecommunications Act's relaxation of the FCC's ownership rules may increase the level of competition in one or more of the markets in which Belo's or Providence Journal's stations are located, particularly to the extent that any of their competitors may have greater resources and thereby be in a better position to capitalize on such changes.

     Under the FCC's ownership rules, a direct or indirect purchaser of certain types of securities of Belo or Providence Journal could violate FCC regulations if that purchaser owned or acquired an "attributable" or "meaningful" interest in other media properties in the same areas as stations owned by Belo or Providence Journal or in a manner otherwise prohibited by the FCC. All officers and directors of a licensee or its parent, as well as general partners, limited partners who are not properly "insulated" from management activities, and shareholders who own five percent or more of the outstanding voting stock of a licensee (either directly or indirectly), generally will be deemed to have an attributable interest in the license. Certain institutional investors who exert no control or influence over a licensee may own up to ten percent of such outstanding voting stock before attribution occurs. In January 1995, the FCC initiated a rulemaking proceeding designed to permit a "thorough review of [its] broadcast media attribution rules." On November 7, 1996, the FCC released a Further Notice of Proposed Rulemaking in that proceeding, seeking comment on a variety of issues, including (i) the circumstances, if any, in which an LMA should be attributed to an entity holding the right to program more than 15% of the time of a television station; and (ii) whether a combination of debt and equity exceeding a certain threshold should be considered to be an attributable interest. However, neither Belo nor Providence Journal can predict with certainty when this proceeding will be concluded or whether any of these standards will be changed.

     Alien Ownership Restrictions. The Communications Act restricts the ability of foreign entities or individuals to own or hold certain interests in broadcast licenses. Foreign governments, representatives of foreign governments, non-U.S. citizens, representatives of non-U.S. citizens, and corporations or partnerships organized under the laws of a foreign nation are barred from holding broadcast licenses. Non-U.S. citizens, collectively, may directly or indirectly own or vote up to 20% of the capital stock of a licensee. In addition, a broadcast license may not be granted to or held by any corporation that is controlled, directly or indirectly, by any other corporation more than one-fourth of whose capital stock is owned or voted by non-U.S. citizens or their representatives, by foreign governments or their representatives, or by non-U.S. corporations, if the FCC finds that the public interest will be served by the refusal or revocation of such license. The FCC has interpreted this provision of the Communications Act to require an affirmative public interest finding before a broadcast license may be granted to or held by any such corporation, and the FCC has made such an affirmative finding only in limited circumstances. As a result of these provisions, and without an FCC public interest finding, Providence Journal and Belo, each of which serves as a holding company for its various television station licensee subsidiaries, and the combined company after the Merger, cannot have more than 25% of its capital stock owned of record or voted by Aliens. See "DESCRIPTION OF BELO CAPITAL STOCK -- Foreign Ownership."

     Recent Developments, Proposed Legislation and Regulation. The FCC eliminated the prime time access rule ("PTAR"), effective August 30, 1996. The PTAR limited the ability of television stations within the 50 largest markets that are affiliated with ABC, CBS or NBC to broadcast network programming (including syndicated programming previously broadcast over any of these networks) during certain prime time hours. The elimination of the PTAR could increase the amount of network programming broadcast over a station affiliated with ABC, CBS or NBC. Such elimination also could result in (i) an increase in the compensation paid by the network (due to the additional prime time hours during which network programming could be aired by a network-affiliated station) and (ii) increased competition for syndicated network programming that previously was unavailable for broadcast by network affiliates during prime time. The FCC also recently eliminated its remaining financial interest and syndication rules. The original rules, first adopted in 1970, severely restricted the ability of ABC, CBS and NBC to obtain financial interests in, or participate in syndication of, prime-time entertainment programming created by independent producers for airing during the networks' evening schedules.

     In addition, the FCC recently completed an inquiry to consider proposals to increase broadcasters' obligations under its rules implementing the Children's Television Act of 1990, which requires television stations to present programming specifically directed to the "educational and informational" needs of children. As a result, beginning in 1997, commercial television stations generally must begin broadcasting an average of three hours per week of programming designed to meet the educational and informational needs of children age 16 and under. Other matters that could affect the Belo or Providence Journal Stations include technological innovations affecting the mass communications industry such as technical allocation matters, including assignment by the FCC of channels for additional broadcast stations, low-power television stations and wireless cable systems and their relationship to and competition with full-power television broadcasting service.

     Programming and Operation. The Communications Act requires broadcasters to serve the "public interest." Since the late 1970s, the FCC gradually relaxed or eliminated many of the more formalized procedures it had developed to promote the broadcast of certain types of programming responsive to the needs of a station's community of license. Broadcast station licensees continue, however, to be required to present programming that is responsive to community problems, needs and interests and to maintain certain records demonstrating such responsiveness. Complaints from viewers concerning a station's programming may be considered by the FCC when it evaluates license renewal applications, although such complaints may be filed, and generally may be considered by the FCC, at any time. Stations also must follow various rules promulgated under the Communications Act that regulate, among other things, children's television programming, political advertising, sponsorship identifications, contest and lottery advertising, obscene and indecent broadcasts, and technical operations, including limits on radio frequency radiation. In addition, broadcast licensees must develop and implement affirmative action programs designed to promote equal employment opportunities, and must submit reports to the FCC with respect to these matters on an annual basis and in connection with a license renewal application.

     Syndicated Exclusivity/Territorial Exclusivity. Effective January 1, 1990, the FCC reimposed syndicated exclusivity rules and expanded the existing network non-duplication rules. The syndicated exclusivity rules allow local broadcast stations to require that cable television operators black out certain syndicated, non-network programming carried on "distant signals" (i.e., signals of broadcast stations, including so-called superstations, that serve areas substantially removed from the local community). Under certain circumstances, the network non-duplication rule allows local broadcast network affiliates to demand that cable television operators black out duplicative network broadcast programming carried on more distant signals.

     Restrictions on Broadcast Advertising. The advertising of cigarettes on broadcast stations has been banned for many years. The broadcast advertising of smokeless tobacco products has more recently been banned by Congress. Certain Congressional committees have in the past examined legislative proposals to eliminate or severely restrict the advertising of beer and wine. In addition, the FTC and the FCC recently have begun questioning the recent airing of liquor advertising by certain broadcast stations and cable television networks. (Broadcasting advertising of distilled spirits is not legally prohibited, but distillers and broadcasters historically have refrained from such advertising.) Neither Belo nor Providence Journal can predict whether any or all of such proposals will be enacted into law and, if so, what the final form of such law might be. The elimination of all beer and wine advertising would have an adverse effect on the Belo or Providence Journal Stations' revenues and operating income, as well as the revenues and operating income of other stations that carry beer and wine advertising.

     Other Programming Restrictions. The Telecommunications Act requires that any newly manufactured television set with a picture screen of 13 inches or greater be equipped with a feature designed to enable viewers to block all programs with a certain violence rating (the "v-chip"). The FCC, after consulting with the TV manufacturing industry, shall specify the effective date of this requirement, which may not be less than two years after enactment of the law. The FCC is directed to oversee the adoption of standards for this blocking technology. If the television industry has not voluntarily devised a violence rating system within one year, the FCC is directed to prescribe a rating system. Industry representatives recently announced agreement on a proposed rating system similar to the motion picture rating system currently in use. Neither Belo nor Providence Journal can predict whether the v-chip and a ratings system will have any significant effect on the operations of Belo or Providence Journal Broadcasting Business.

     The 1992 Cable Act. On October 5, 1992, Congress enacted the Cable Television Consumer Protection and Competition Act of 1992 (the "1992 Cable Act"). Certain statutory provisions, such as signal carriage, retransmission consent, and equal employment opportunity requirements, have a direct effect on television broadcasting. Other provisions are focused exclusively on the regulation of cable television but can still be expected to have an indirect effect on Belo because of the competition between over-the-air television stations and cable systems.

     The 1992 Cable Act was amended in several important respects by the Telecommunications Act. Most notably, as discussed above, the Telecommunications Act repeals the cross-ownership ban between cable and telephone entities and the FCC's current video dialtone rules. These provisions, among others, foreshadow significant future involvement in the provision of video services by telephone companies. Neither Belo nor Providence Journal can predict the impact that telco entry into video programming will have upon the broadcasting industry.

     The 1992 Cable Act requires television broadcasters to make an election to exercise either certain "must-carry" or "retransmission consent" rights in connection with the carriage of television stations by cable television systems in the station's local market. If a broadcaster chooses to exercise its must-carry rights, it may demand carriage on a specified channel on cable systems within its market, which, in certain circumstances, may be denied. Must-carry rights are not absolute, and their exercise is dependent on variables such as the number of activated channels on and the location and size of the cable system and the amount of duplicative programming on a broadcast station. If a broadcaster chooses to exercise its retransmission consent rights, it may prohibit cable systems from carrying its signal, or permit carriage under a negotiated compensation arrangement.

     On April 8, 1993, a three-judge panel of the United States District Court for the District of Columbia upheld the constitutionality of the must-carry provisions of the 1992 Cable Act. In 1994, the Supreme Court ruled that the must-carry provisions were "content neutral" and thus not subject to strict scrutiny and that Congress' stated interests in preserving the benefits of free, over-the-air local broadcast television, promoting the widespread dissemination of information from a multiplicity of sources and promoting fair competition in the market for television programming all qualify as important governmental interests. However, the Court remanded the case to a lower federal court with instructions to hold further proceedings with respect to evidence that lack of the must-carry requirements would harm local broadcasting. In late 1995, on remand, the three-judge panel of the United States District Court for the District of Columbia upheld the constitutionality of the must-carry requirements. The appeal of the case was argued before the Supreme Court on October 7, 1996, with a decision likely in the first half of 1997. Neither Belo nor Providence Journal can predict the effect of the outcome or the effect on Belo or Providence Journal of this case.

     Advanced Television Service. The FCC has proposed the adoption of rules for implementing ATV service in the United States. Implementation of digital ATV will improve the technical quality of television signals receivable by viewers and will provide broadcasters the flexibility to offer new services, including high-definition television ("HDTV"), simultaneous multiple programs of standard definition television ("SDTV"), and data broadcasting.

     The FCC must adopt ATV service rules and a table of ATV allotments before broadcasters can provide these services made possible by the new technology. In 1995, the FCC issued a notice of proposed rulemaking ("NPRM") inviting comment on a broad range of issues related to the implementation of ATV, particularly the transition to digital broadcasting, and in August 1996 it similarly invited comment on its proposed ATV channel allocations.

     Absent further legislation requiring the auctioning of ATV channels, it is expected that the FCC will assign all existing television licensees and permittees a second channel on which to provide ATV simultaneously with their current "NTSC" service. After a period of years (the 1992 proposal was for 15 years, although that period of time is under review in the pending FCC proceeding) broadcasters would be required to cease NTSC operations and broadcast only with the newer digital ATV technology. It is also possible that the NTSC channel, once returned to the FCC, will be auctioned for other use. Under certain circumstances, conversion to ATV operations could reduce a station's geographical coverage area; the majority of stations, however, will obtain service areas that substantially match existing operations. Recent debates in Congress call into question whether the transition to ATV will proceed as planned.

     Due to additional equipment costs, implementation of ATV will impose near-term financial burdens on television stations providing the service. The implementation of ATV could require significant per station capital expenditures by the Belo Stations and the Providence Journal Stations to provide facilities and equipment necessary to broadcast an ATV signal. If ATV stations are licensed by auction, this additional expense will apply to broadcasters who choose to implement ATV. At the same time, there is a potential for increased revenues to be derived from ATV.

     Direct Broadcast Satellite Systems. The FCC has authorized DBS, a service which provides video programming via satellite directly to home subscribers. Local broadcast stations are not carried on DBS systems. In June 1994, DIRECTV, Inc. ("DIRECTV"), an affiliate of the General Motors Company, and United States Satellite Broadcasting Company ("USSB") initiated DBS service. In January 1996, AT&T Corporation announced it had invested $138 million in DIRECTV. In December 1995, EchoStar Satellite Corporation ("EchoStar") launched its first satellite. EchoStar began service in the spring of 1996. Directsat Corporation, an affiliate of EchoStar, launched its first satellite in September of 1996, with service to begin a few months later.

     Congress and the FCC also have under consideration, or may in the future consider and adopt, new laws, regulations and policies regarding a wide variety of matters that could, directly or indirectly, affect the operation, ownership and profitability of Belo or the Providence Journal Broadcasting Business and the Belo Stations or Providence Journal Stations, result in the loss of audience share and advertising revenues of such Stations, and affect Belo's or Providence Journal's ability to acquire additional broadcast stations or finance such acquisitions. Such matters include, for example, (i) changes to the license renewal process; (ii) imposition of spectrum use or other governmentally imposed fees upon a licensee; (iii) proposals to expand the FCC's equal employment opportunity rules and other matters relating to minority and female involvement in broadcasting; (iv) proposals to increase the benchmarks or thresholds for attributing ownership interest in broadcast media; (v) proposals to change rules or policies relating to political broadcasting; (vi) technical and frequency allocation matters, including those relative to the implementation of ATV; (vii) proposals to restrict or prohibit the advertising of beer, wine and other alcoholic beverages on broadcast stations; (viii) changes in the FCC's cross-interest, multiple ownership, alien ownership and cross-ownership policies; (ix) changes to broadcast technical requirements; and (x) proposals to limit the tax deductibility of advertising expenses by advertisers.

     The information contained under this heading does not purport to be a complete summary of all the provisions of the Communications Act, the FCC rules thereunder, or of pending proposals for other legislation regarding the regulation of broadcasting and related activities. For a complete statement of such provisions, reference is made to the Communications Act, and to the FCC rules and such pending proposals.

                                 LEGAL MATTERS

     The validity of the Belo Series A Common Stock to be issued in the Merger will be passed upon by Gibson, Dunn & Crutcher LLP.

     An opinion with respect to the tax consequences of the Merger has been and will be given by Gibson, Dunn & Crutcher LLP. Opinions with respect to the tax consequences of the Merger and certain other matters have been and will be given by Wachtell, Lipton, Rosen & Katz.

                                    EXPERTS

     The consolidated financial statements of A. H. Belo Corporation appearing in Belo's Annual Report (Form 10-K) for the year ended December 31, 1995, as amended, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of The Providence Journal Company and its subsidiaries (except for King Holding Corp., a 50% owned investee company prior to October 5, 1995, as of December 31, 1994 and for each of the years in the two-year period then ended) as of December 31, 1995 and 1994 and for each of the years in the three-year period ended December 31, 1995, included in this Joint Proxy Statement/Prospectus have been included herein in reliance upon the report of KPMG Peat Marwick, LLP, independent auditors appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

     The report of KPMG Peat Marwick, LLP covering the December 31, 1995 financial statements contains an explanatory paragraph that states that Providence Journal completed the merger and related transactions with Continental Cablevision, Inc. and the Kelso Buyout on October 5, 1995 which resulted in the disposal of Providence Journal's cable operations, and the acquisition of Providence Journal's joint venture partner's interest in King Holding Corp.

     The consolidated financial statements of King Holding Corp. and subsidiaries included in this Joint Proxy Statement/Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     It is expected that representatives of Ernst & Young LLP, Belo's independent auditors, will be present at the Belo Stockholders Meeting and representatives of KPMG Peat Marwick, LLP, Providence Journal's independent auditors, will be present at the Providence Journal Stockholders Meeting where they will have an opportunity to respond to appropriate questions of stockholders and to make a statement if they so desire.

                             STOCKHOLDER PROPOSALS

     If the Merger is consummated, the first annual meeting of the stockholders of Belo after such consummation is expected to be held on or about May 14, 1997. If the Merger is not consummated, the 1997 annual meeting of the stockholders of Belo is expected to be held on or about May 14, 1997 and the 1997 annual meeting of the stockholders of Providence Journal is expected to be held on or about April 17, 1997.

     Subject to the foregoing, if any Belo stockholder intends to present a proposal at the 1997 Belo annual meeting and wishes to have such proposal considered for inclusion in the proxy materials for such meeting, such holder must submit the proposal to the Secretary of Belo in writing so as to be received at the executive offices of Belo by December 14, 1996. Such proposals must also meet the other requirements of the rules of the Commission relating to stockholders' proposals. If the Merger is not consummated, the only stockholder proposals eligible to be considered for inclusion in the proxy materials for the 1997 annual meetings of Belo and Providence Journal will be those which have been duly submitted to the Secretary of Belo by December 14, 1996 or the Secretary of Providence Journal by December 26, 1996, as the case may be, as provided in the respective 1997 Annual Meeting Proxy Statements of Belo and Providence Journal.

                        INDEX OF SELECTED DEFINED TERMS

                                                  PAGE
                                                  -----
ABC..............................................    30
Acquiring Party..................................    18
Aggregate Merger Consideration...................     8
AHN..............................................    23
Antitrust Division...............................    19
Antitrust Laws...................................    77
ATV..............................................    31
Bear Stearns.....................................    19
Bear Stearns' Opinion............................    20
Belo............................................. cover
Belo Board.......................................    18
Belo Bylaws......................................     5
Belo Certificate.................................    34
Belo Common Stock................................     5
Belo Covered Shares..............................    81
Belo Holdings.................................... cover
Belo Preferred Stock.............................   143
Belo Proposal.................................... cover
Belo Record Date.................................     5
Belo Right....................................... cover
Belo Rights Agreement............................ cover
Belo Series A Common Stock....................... cover
Belo Series B Common Stock.......................     5
Belo Significant Stockholders....................    81
Belo Stations....................................    30
Belo Stockholders Agreement......................    81
Belo Stockholders Meeting........................ cover
Cable LP.........................................    99
Cash Election....................................     7
Cash Election Number.............................     9
Cash Election Shares.............................     8
Cash Fraction....................................    70
CBS..............................................    30
Certificates.....................................     8
Class A Right....................................   149
Class B Right....................................   149
Closing Date.....................................    69
Code.............................................    20
Colony...........................................    99
Commission....................................... cover
Communications Act...............................    20
Communications Laws..............................    77
Confidentiality Agreement........................    78
Continental......................................    29
Continental Closing Date.........................    29
Continental Merger...............................    85
Continental Merger Agreement.....................    29
Contribution.....................................    85
Credit Agreement.................................   127
Declaration Date.................................   149
DGCL.............................................     6
Dissenting Shares................................     6
Distribution.....................................    85
Divestitures.....................................    77
Dynamic..........................................    99
Dynamic Partnership..............................    99
EBI..............................................    86
EBITDA...........................................   102
Effective Time...................................     6
Election Deadline................................     7
Election Form Record Date........................     7
Exchange Act.....................................     2
Exchange Agent...................................     7
Exchange Ratio...................................     8
Existing Severance Agreements....................    59
FCC..............................................    17
FCC Application..................................    63
Finance.......................................... cover

                                                  PAGE
                                                  -----
Form of Election.................................     7
Fox..............................................    30
FTC..............................................    19
Furman Selz......................................    19
Further Media Interest...........................    77
Governmental Entity..............................    17
Hospital Trust...................................   130
HSR Act..........................................    17
Illustrative Holder..............................    11
Indemnified Parties..............................    76
IPO..............................................    53
IUP..............................................    75
Journal Covered Shares...........................    81
KBC..............................................    29
Kelso Buyout.....................................    85
KHC..............................................    29
King Cable Purchase..............................    86
KVC..............................................   114
Letter of Transmittal............................     7
LMAs.............................................    32
Mailing Date.....................................     7
Merger........................................... cover
Merger Agreement................................. cover
Merger Consideration.............................     8
Mixed Consideration..............................     8
Mixed Election...................................     7
Mixed Election Cash Fraction.....................    70
Mixed Election Cash Shares.......................    70
Mixed Election Shares............................    70
Mixed Election Stock Shares......................    70
MSOs.............................................    95
NBC..............................................    30
New Cable Indebtedness...........................   126
Newspaper Consolidation..........................   102
Newspaper Consolidation Costs....................   105
Newspaper Restructuring..........................   116
Newspaper Restructuring Costs....................   105
Nielsen..........................................    83
Non-Election.....................................     7
Non-Election Consideration.......................     8
Non-Election Fraction............................    71
Non-Election Shares..............................    70
Notification and Report Form.....................    65
NYSE............................................. cover
Old PJC..........................................    29
Old PJC Cable Business...........................    85
Operating Cash Flow..............................    22
Peapod...........................................    96
Per Share Cash Amount............................     8
Providence Journal............................... cover
Providence Journal Board.........................    18
Providence Journal Broadcasting Business.........    85
Providence Journal Bylaws........................     6
Providence Journal Certificate...................    34
Providence Journal Class A Common Stock..........     5
Providence Journal Class B Common Stock..........     5
Providence Journal Common Stock..................     5
Providence Journal Common Stock Number...........    70
Providence Journal Employee Stock Option.........    75
Providence Journal Indebtedness..................   127
Providence Journal LMA Stations..................    85
Providence Journal Network Agreement.............    30
Providence Journal Newspaper Co..................    18
Providence Journal Newspaper Co. Board...........    58
Providence Journal Newspapers....................    92
Providence Journal Programming and Electronic
  Media Business.................................    85
Providence Journal Proposal...................... cover

                                                  PAGE
                                                  -----
Providence Journal Publishing Business...........    85
Providence Journal Record Date...................     5
Providence Journal Rights........................   149
Providence Journal Rights Agreement..............   149
Providence Journal S-1...........................    50
Providence Journal Significant Stockholders......    81
Providence Journal Stations......................    30
Providence Journal Stockholders Agreement........    81
Providence Journal Stockholders Meeting.......... cover
Proxy Mailing Date...............................   133
PSN..............................................    97
Purchase Consideration...........................   135
rating...........................................    89
RCC Consolidation Costs..........................   102
Registration Statement........................... cover
Section 262......................................    65
Securities Act................................... cover
Service..........................................    60
share............................................    89
Special Meetings................................. cover
Spin-Off.........................................    85

                                                  PAGE
                                                  -----
StarSight........................................    96
Stock Election...................................     7
Stock Election Number............................     9
Stock Election Shares............................     8
Stock Fraction...................................    71
superior proposal................................    75
takeover proposal................................    74
Telecommunications Act...........................    31
television duopoly rule..........................    64
Temporary Waiver.................................    77
Termination Date.................................    17
Termination Fee..................................    18
TVFN.............................................    95
UHF..............................................    83
Unit.............................................    75
UPN..............................................    30
US West..........................................    75
US West Merger...................................    75
Valuation Period Stock Price.....................     8
VHF..............................................    83
WB...............................................    31

                INDEX TO PROVIDENCE JOURNAL FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
FINANCIAL STATEMENTS OF PROVIDENCE JOURNAL
THE PROVIDENCE JOURNAL COMPANY AND SUBSIDIARIES
  Independent Auditors' Report........................................................   F-2
  Consolidated Balance Sheets, December 31, 1994 and 1995 and (Unaudited) September
     30, 1996.........................................................................   F-3
  Consolidated Statements of Operations for the Years Ended December 31, 1993, 1994,
     and 1995 and (Unaudited) Nine Months Ended September 30, 1995 and 1996...........   F-4
  Consolidated Statements of Cash Flows for the Years Ended December 31, 1993, 1994,
     and 1995 and (Unaudited) Nine Months Ended September 30, 1995 and 1996...........   F-5
  Consolidated Statements of Stockholders' Equity for the Years Ended December 31,
     1993, 1994, and 1995 and (Unaudited) Nine Months Ended September 30, 1996........   F-6
  Notes to Consolidated Financial Statements..........................................   F-7
FINANCIAL STATEMENTS OF PROVIDENCE JOURNAL'S SIGNIFICANT UNCONSOLIDATED AFFILIATE
KING HOLDING CORP. AND SUBSIDIARIES*
  Independent Auditors' Report........................................................  F-32
  Consolidated Balance Sheet, December 31, 1994.......................................  F-33
  Consolidated Statements of Operations for the Years Ended December 31, 1993 and
     1994.............................................................................  F-34
  Consolidated Statements of Cash Flows for the Years Ended December 31, 1993 and
     1994.............................................................................  F-35
  Consolidated Statements of Stockholders' Equity for the Years Ended December 31,
     1993
     and 1994.........................................................................  F-36
  Notes to Consolidated Financial Statements..........................................  F-37

---------------
* King Holding Corp. was acquired and consolidated by Providence Journal in 1995.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of The Providence Journal Company:

     We have audited the consolidated financial statements of The Providence Journal Company and Subsidiaries ("Providence Journal") as listed in the accompanying index. These consolidated financial statements are the responsibility of Providence Journal's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of King Holding Corp. (a 50% owned investee company prior to October 5, 1995) as of December 31, 1994 and for each of the years in the two-year period then ended. Providence Journal's investment in King Holding Corp. at December 31, 1994 was $76,829,000 and its equity in losses of King Holding Corp. was $7,244,000 and $8,325,000 for the years ended December 31, 1993 and 1994, respectively. The consolidated financial statements of King Holding Corp. were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for King Holding Corp. is based solely on the report of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

     As discussed more fully in Note 2 to the consolidated financial statements, Providence Journal completed the Continental Merger and related transactions with Continental Cablevision, Inc. and the Kelso Buyout on October 5, 1995 which resulted in the disposal of Providence Journal's cable operations, and the acquisition of Providence Journal's joint venture partner's interest in King Holding Corp.

     In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Providence Journal Company and Subsidiaries as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

/s/ KPMG Peat Marwick LLP

Providence, Rhode Island
February 16, 1996, except for
Notes 2, 13 and 17 which are dated
March 4, 1996, February 27, 1996
and June 18, 1996, respectively.

                THE PROVIDENCE JOURNAL COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                                  DECEMBER 31,
                                                               -------------------   SEPTEMBER 30,
                                                                 1994       1995         1996
                                                               --------   --------   -------------
                                                                                      (UNAUDITED)
Current assets:
  Cash and cash equivalents..................................  $  1,319   $     87     $  11,350
  Short-term investments.....................................        --         --         3,349
  Accounts receivable, net of allowance for doubtful accounts
     of $1,950 in 1994 and $4,328 in 1995....................    24,916     56,321        52,908
  Notes receivable, current..................................        --         --        17,726
  Television program rights, net.............................     4,699     16,536        21,916
  Federal and state income taxes receivable..................     1,661     24,146         3,547
  Deferred income taxes (note 9).............................    20,526      7,112         7,112
  Inventory, prepaid expenses and other current assets.......     4,593      5,019        14,560
                                                               --------   --------      --------
          Total current assets...............................    57,714    109,221       132,468
Investments in affiliated companies (note 3).................    83,407     22,171         9,512
Notes receivable (note 4)....................................    19,513     19,174         1,005
Television program rights, net...............................     2,670      3,817         6,345
Property, plant and equipment, net (note 5)..................   130,287    171,649       178,831
License costs, goodwill and other intangible assets, net
  (note 6)...................................................    35,222    354,411       371,434
Other assets (notes 10 and 14)...............................    26,110     26,787        34,290
Net assets of discontinued operations (note 2)...............   369,790         --            --
                                                               --------   --------      --------
                                                               $724,713   $707,230     $ 733,885
                                                               ========   ========      ========
                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...........................................  $ 10,202   $ 16,837     $  12,385
  Accrued expenses and other current liabilities (note 7)....    92,840     49,504        49,939
  Current installments of long-term debt (note 10)...........    13,588        100           100
  Current portion of television program rights payable (note
     11).....................................................     4,542     16,463        18,722
                                                               --------   --------      --------
          Total current liabilities..........................   121,172     82,904        81,146
Long-term debt (note 10).....................................   247,173    243,998       159,700
Television program rights payable (note 11)..................     2,822      5,509         6,589
Deferred income taxes (note 9)...............................    11,944     52,298        51,138
Deferred compensation (note 13)..............................    11,287     10,204        10,391
Other liabilities (notes 13 and 14) .........................    44,428     49,078        49,325
                                                               --------   --------      --------
          Total liabilities..................................   438,826    443,991       358,289
                                                               --------   --------      --------
Commitments and contingencies (notes 2, 3, 12, 14, 16 and 19)
Minority interest............................................        --         --        13,220
                                                               --------   --------      --------
Stockholders' equity (notes 2 and 17):
  Class A common stock, par value $1.00 per share; authorized
     150,000,000 shares; issued 17,331,300 shares in 1995 and
     26,543,003 in 1996......................................        --     17,331        26,543
  Class B common stock, par value $1.00 per share; authorized
     46,825,000 shares; issued 21,067,650 shares in 1995 and
     1996....................................................        --     21,068        21,068
  Class A common stock, par value $2.50 per share; issued
     17,266,050 shares in 1994...............................    43,165         --            --
  Class B common stock, par value $2.50 per share; issued
     21,276,450 shares in 1994...............................    53,191         --            --
  Additional paid in capital.................................        --         65       116,781
  Retained earnings (note 2).................................   196,874    226,028       197,573
  Unrealized gain (loss) on securities held for sale, net....       105     (1,253)          411
  Treasury stock at cost-432,450 shares in 1994..............    (7,448)        --            --
                                                               --------   --------      --------
          Total stockholders' equity.........................   285,887    263,239       362,376
                                                               --------   --------      --------
                                                               $724,713   $707,230     $ 733,885
                                                               ========   ========      ========

          See accompanying notes to consolidated financial statements

                THE PROVIDENCE JOURNAL COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                             NINE MONTHS
                                                                                                ENDED
                                                 YEARS ENDED DECEMBER 31,                   SEPTEMBER 30,
                                         ----------------------------------------     -------------------------
                                            1993           1994           1995           1995           1996
                                         ----------     ----------     ----------     ----------     ----------
                                                                                             (UNAUDITED)
Revenues:
  Broadcasting.........................  $   45,506     $   54,024     $  180,547     $  128,557     $  149,819
  Publishing advertising...............      93,886         97,006         96,340         68,972         70,153
  Publishing circulation...............      31,028         30,887         32,151         23,995         25,023
  Programming and Electronic Media.....          --          2,300          3,468          2,209          9,412
                                         ----------     ----------     ----------     ----------     ----------
         Total net revenues............     170,420        184,217        312,506        223,733        254,407
                                         ----------     ----------     ----------     ----------     ----------
Expenses:
  Operating............................      84,925         77,543        161,283        127,236        131,245
  Selling, general and
    administrative.....................      71,600         83,302         86,023         55,272         87,478
  Newspaper consolidation and
    restructuring costs (note 8).......          --             --         14,222          6,424          2,484
  Stock-based compensation.............       5,735         15,138          2,387          1,946         14,941
  Depreciation and amortization........      20,613         19,983         33,969         24,072         32,129
  Pension expense (income).............         756           (173)         1,236            747            701
                                         ----------     ----------     ----------     ----------     ----------
         Total expenses................     183,629        195,793        299,120        215,697        268,978
                                         ----------     ----------     ----------     ----------     ----------
Operating income (loss)................     (13,209)       (11,576)        13,386          8,036        (14,571)
Other income (expense):
  Interest expense (notes 2 and 10)....      (2,578)        (2,426)       (11,395)        (7,377)       (15,246)
  Equity in loss of affiliated
    companies (note 3).................      (8,763)       (13,380)        (7,835)        (4,538)        (3,521)
  Management fees from related parties
    (note 3)...........................       3,781          3,525             --             --             --
  Other income (expense), net..........      (1,599)         2,578          4,797          2,955          4,285
                                         ----------     ----------     ----------     ----------     ----------
         Total other expense, net......      (9,159)        (9,703)       (14,433)        (8,960)       (14,482)
                                         ----------     ----------     ----------     ----------     ----------
Loss from continuing operations before
  income tax expense (benefit).........     (22,368)       (21,279)        (1,047)          (924)       (29,053)
Income tax expense (benefit) (note
  9)...................................      (6,097)         1,950          3,956          2,563         (2,200)
                                         ----------     ----------     ----------     ----------     ----------
Loss from continuing operations........     (16,271)       (23,229)        (5,003)        (3,487)       (26,853)
Discontinued operations (note 2):
  Loss from operations of discontinued
    segments, net of
    income tax benefits................      (6,413)        (1,798)            --             --             --
  Loss on disposal of segments, net of
    income tax benefits................          --        (34,764)            --             --         (3,578)
                                         ----------     ----------     ----------     ----------     ----------
Loss before extraordinary items........     (22,684)       (59,791)        (5,003)        (3,487)       (30,431)
Extraordinary items, net (note 10).....       1,551             --         (2,086)        (1,652)            --
                                         ----------     ----------     ----------     ----------     ----------
Loss before minority interests.........     (21,133)       (59,791)        (7,089)        (5,139)       (30,431)
Minority interests.....................          --             --         (2,559)        (2,559)         6,253
                                         ----------     ----------     ----------     ----------     ----------
Net loss...............................  $  (21,133)    $  (59,791)    $   (9,648)    $   (7,698)    $  (24,178)
                                         ==========     ==========     ==========     ==========     ==========
Net income (loss) per common share:
  From continuing operations...........  $    (0.42)    $    (0.61)    $    (0.13)    $    (0.09)    $    (0.65)
  From discontinued operations.........       (0.17)         (0.96)            --             --          (0.09)
  Extraordinary items..................        0.04             --          (0.05)         (0.04)            --
  Minority interests...................          --             --          (0.07)         (0.07)          0.16
                                         ----------     ----------     ----------     ----------     ----------
Net loss per common share..............  $    (0.55)    $    (1.57)    $    (0.25)    $    (0.20)    $    (0.58)
                                         ==========     ==========     ==========     ==========     ==========
Weighted average shares outstanding....  38,385,900     38,196,900     38,506,500     38,110,050     41,410,548
                                         ==========     ==========     ==========     ==========     ==========

          See accompanying notes to consolidated financial statements

                THE PROVIDENCE JOURNAL COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                          NINE MONTHS ENDED
                                                          YEARS ENDED DECEMBER 31,          SEPTEMBER 30,
                                                       -------------------------------   -------------------
                                                         1993       1994       1995        1995       1996
                                                       --------   --------   ---------   --------   --------
                                                                                             (UNAUDITED)
Operating activities:
  Net loss...........................................  $(21,133)  $(59,791)  $  (9,648)  $ (7,698)  $(24,178)
  Adjustments to reconcile net loss to cash flows
    provided by continuing operations:
    Extraordinary items..............................    (1,551)        --       2,086      1,652         --
    Discontinued operations..........................     6,413     36,562          --         --      3,578
    Minority interests...............................        --         --       2,559      2,559     (6,253)
    Depreciation and amortization....................    20,613     19,983      33,969     24,072     32,129
    Program rights amortization......................     7,674      7,356      17,318     12,877     13,321
    Equity in loss of affiliated companies...........     8,763     13,380       7,835      4,538      3,521
    Deferred income taxes............................    (4,846)    (3,258)     11,008      1,307     (1,160)
    Increase (decrease) in deferred compensation.....     5,767      7,740      (1,531)     1,218      1,345
  Changes in assets and liabilities, net of effects
    of acquisitions
    Accounts receivable..............................    (1,451)      (484)     (4,604)     6,164      5,812
    Inventories, prepaid expenses and other current
      assets.........................................      (660)    (1,868)    (34,870)    (1,095)    13,879
    Accounts payable.................................    (3,128)     2,545       1,172     (3,486)    (2,539)
    Accrued expenses and other current liabilities...     1,629       (697)    (15,095)   (27,461)    (5,166)
  Other, net.........................................     5,293      3,459       1,776     (2,980)     1,150
                                                       --------   --------   ---------   --------   --------
    Cash flows provided by continuing operations.....    23,383     24,927      11,975     11,667     35,439
                                                       --------   --------   ---------   --------   --------
Investing activities:
    Purchase of Kelso interest, less cash acquired
      $3,578.........................................        --         --    (261,422)        --         --
    Investment in securities held for sale...........    (5,551)        --        (397)        --         --
    Investments in and advances to affiliated
      companies......................................    (5,783)    (6,555)    (23,647)   (17,379)   (30,484)
    Additions to property, plant and equipment.......   (11,597)    (6,481)    (15,276)   (12,613)   (17,784)
    Collections on notes receivable..................     2,751      3,086         339         --         --
    Proceeds from sale of assets.....................     1,073        594       8,739      8,239         --
    Cash proceeds in sale of cable operations, net of
      taxes paid.....................................        --         --     693,058         --         --
    (Increase) decrease in discontinued operations
      through disposal date..........................    (4,528)    24,838     (66,459)   (39,731)        --
                                                       --------   --------   ---------   --------   --------
    Cash flows provided by (used in) investing
      activities.....................................   (23,635)    15,482     334,935    (61,484)   (48,268)
                                                       --------   --------   ---------   --------   --------
Financing activities:
    Proceeds from syndicated long-term debt..........    30,000         --     233,000     93,000     88,765
    Net increase in syndicate line of credit.........        --         --       1,298         --         --
    Proceeds from refinanced syndicated long-term
      debt...........................................        --         --      90,711         --         --
    Principal payments on long-term debt including
      prepayment penalty.............................   (11,153)   (19,345)   (638,224)   (26,107)  (173,063)
    Payments of debt issue costs.....................        --         --      (1,748)        --         --
    Payments on television program rights payable....    (7,296)    (6,760)    (16,166)   (11,839)   (12,936)
    Cash received form minority Partners.............        --         --          --         --     12,000
    Dividends paid...................................    (8,872)    (9,711)     (9,706)    (7,266)    (9,763)
    Issuance of Class A stock, net of expenses.......        --         --          46         --    119,089
    Purchases and adjustments to basis of treasury
      stock..........................................    (2,387)    (4,291)     (7,353)        --         --
                                                       --------   --------   ---------   --------   --------
    Cash flows provided by (used in) financing
      activities.....................................       292    (40,107)   (348,142)    47,788     24,092
                                                       --------   --------   ---------   --------   --------
Increase (decrease) in cash..........................        40        302      (1,232)    (2,029)    11,263
Cash and cash equivalents at beginning of period.....       977      1,017       1,319      4,897         87
                                                       --------   --------   ---------   --------   --------
Cash and cash equivalents at end of period...........  $  1,017   $  1,319   $      87   $  2,868   $ 11,350
                                                       ========   ========   =========   ========   ========

          See accompanying notes to consolidated financial statements

                THE PROVIDENCE JOURNAL COMPANY AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                        CLASS A               CLASS B                                 UNREALIZED
                      COMMON STOCK          COMMON STOCK      ADDITIONAL             GAIN (LOSS)      TREASURY STOCK
                  --------------------  --------------------   PAID IN    RETAINED  ON SECURITIES   ------------------
                    SHARES     AMOUNT     SHARES     AMOUNT    CAPITAL    EARNINGS  HELD FOR SALE    SHARES    AMOUNT     TOTAL
                  ----------  --------  ----------  --------  ----------  --------  --------------  ---------  -------  ---------
Balances at
  December 31,
  1992........... 17,090,550  $ 42,726  21,451,950  $ 53,630   $     --   $296,381           --       (45,000) $ (770)  $ 391,967
 Treasury stock
   activity:
   Tender offer
     and other
     purchases...         --        --          --        --         --        --            --      (151,650) (2,460)     (2,460)
   Issuance of
     common stock
     from
     treasury....         --        --          --        --         --        --            --         4,500      73          73
 Conversion upon
   sale of Class
   B to Class A
   common
   stock.........    168,300       421    (168,300)     (421)        --        --            --            --      --          --
 Dividends
   declared,
   $0.23 per
   share.........         --        --          --        --         --    (8,872)           --            --      --      (8,872)
 Net loss........         --        --          --        --         --   (21,133)           --            --      --     (21,133)
                  ----------   -------  ----------   -------   --------   --------      -------     ---------  -------  ---------
Balances at
 December 31,
 1993............ 17,258,850    43,147  21,283,650    53,209         --   266,376            --      (192,150) (3,157)    359,575
 Purchases of
   treasury
   stock.........         --        --          --        --         --        --            --      (240,300) (4,291)     (4,291)
 Conversion upon
   sale of Class
   B to Class A
   common
   stock.........      7,200        18      (7,200)      (18)        --        --            --            --      --          --
 Dividends
   declared,
   $0.25 per
   share.........         --        --          --        --         --    (9,711)           --            --      --      (9,711)
 Cumulative
   effect of
   change in
   accounting
   principle
   (note 1(c))...         --        --          --        --         --        --         5,120            --      --       5,120
 Net change in
   unrealized
   gain
   (loss)........         --        --          --        --         --        --        (5,015)           --      --      (5,015)
 Net loss........         --        --          --        --         --   (59,791)           --            --      --     (59,791)
                  ----------   -------  ----------   -------   --------   --------      -------     ---------  -------  ---------
Balances at
 December 31,
 1994............ 17,266,050    43,165  21,276,450    53,191         --   196,874           105      (432,450) (7,448)    285,887
 Conversion upon
   sale of Class
   B to Class A
   common
   stock.........     58,950       147     (58,950)     (147)        --        --            --            --      --          --
 Reissuance of
   treasury stock
   in connection
   with stock
   based
   compensation
   plans.........         --        --          --        --      2,738        --            --       282,600   4,867       7,605
 Treasury stock
   adjustments to
   basis (note
   16)...........         --        --          --        --         --        --            --            --  (7,353)     (7,353)
 Dividends
   declared $0.25
   per share.....         --        --          --        --         --    (9,706)           --            --      --      (9,706)
 Net change in
   unrealized
   gain (loss)...         --        --          --        --         --        --        (1,358)           --      --      (1,358)
 Excess of
   proceeds over
   net assets
   held for sale
   in disposal of
   cable
   operations
   (note 2)......         --        --          --        --         --   582,510            --            --      --     582,510
 Deemed
   distribution
   to
   shareholders
   of Continental
   capital stock
   in connection
   with disposal
   of cable
   operations
   (note 2)......         --        --          --        --         --   (584,769)          --            --      --    (584,769)
 Recapitalization
   in connection
   with PJC
   Spin-Off
   (notes 2 and
   17)...........         --   (25,987)   (149,850)  (31,976)    (2,738)   50,767            --       149,850   9,934          --
 Exercised
   options.......      6,300         6          --        --         65        --            --            --      --          71
 Net loss........         --        --          --        --         --    (9,648)           --            --      --      (9,648)
                  ----------   -------  ----------   -------   --------   --------      -------     ---------  -------  ---------
Balances at
 December 31,
 1995............ 17,331,300    17,331  21,067,650    21,068         65   226,028        (1,253)           --      --     263,239
Dividend declared
 $0.25 per
 share...........         --        --          --        --         --    (9,763)           --            --      --      (9,763)
Net change in
 unrealized gain
 (loss)..........         --        --          --        --         --        --         1,664            --      --       1,664
Common stock
 issued:
 Common stock
   offering......  8,643,750     8,644          --        --    110,379        --            --            --      --     119,023
 Exercised
   options.......     25,200        25          --        --        258        --            --            --      --         283
 Common stock
   issued for RSU
   Plan..........    542,753       543          --        --      6,079        --            --            --      --       6,622
Adjustment to
 excess proceeds
 over assets held
 for sale in
 disposal of
 cable assets....         --        --          --        --         --     5,486            --            --      --       5,486
Net loss.........         --        --          --        --         --   (24,178)           --            --      --     (24,178)
                  ----------   -------  ----------   -------   --------   --------      -------     ---------  -------  ---------
Balances at
 September 30,
 1996
 (unaudited)..... 26,543,003  $ 26,543  21,067,650  $ 21,068   $116,781   $197,573     $    411            --  $   --   $ 362,376
                  ==========   =======  ==========   =======   ========   ========      =======     =========  =======  =========

          See accompanying notes to consolidated financial statements.

                THE PROVIDENCE JOURNAL COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1993, 1994 AND 1995
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)
(INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                   UNAUDITED)

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Description of Business and Basis of Consolidation

     The consolidated financial statements present the financial position and results of operations of The Providence Journal Company and its subsidiaries (collectively the "Providence Journal"). Providence Journal is the successor to Providence Journal Company ("Old PJC") which reorganized itself, acquired all of its joint venture partner's interest in King Holding Corp. ("KHC"), and disposed of its cable operations on October 5, 1995 in a series of transactions as described in Note 2. Providence Journal is a diversified communications company with operations and investments in several media and electronic communications businesses. The principal areas of Providence Journal's activities are television broadcasting ("Providence Journal Broadcasting Business"), newspaper publishing ("Providence Journal Publishing Business") and programming and electronic media ventures ("Providence Journal Programming and Electronic Media Business"). Prior to the consummation of the Continental Merger (defined below) and other transactions described below, these businesses were conducted by Old PJC which was also engaged in the ownership and operation of cable television systems ("PJC Cable Business").

     All significant intercompany balances and transactions have been eliminated and appropriate minority interests have been recorded in consolidation. The results of operations for KHC have been consolidated in the accompanying statements of operations since January 1, 1995 with appropriate adjustments for minority interests for the period from January 1, 1995 to October 5, 1995 the date of the Kelso Buyout, as discussed in Note 3.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Certain prior year amounts have been reclassified to conform with the current year presentation.

  (b) Cash and Cash Equivalents

     Cash equivalents are those short-term highly liquid investments generally with original maturities of 90 days or less. At September 30, 1996, cash equivalents consisted primarily of commercial paper and overnight investments and totaled $10,082. There were no cash equivalents at December 31, 1994 and 1995. Cash and cash equivalents at January 1, 1995 as presented in the consolidated statements of cash flows for the nine months ended September 30, 1995 includes the cash and cash equivalents of KHC as a result of consolidating KHC as of January 1, 1995.

     Providence Journal has a cash management program whereby outstanding checks in excess of cash in the concentration account are not accounted for as reductions of cash until presented to the bank for payment. At December 31, 1994 and 1995, Providence Journal reclassified $2,805 and $2,162 respectively, of net outstanding checks to accounts payable.

                THE PROVIDENCE JOURNAL COMPANY AND SUBSIDIARIES

(INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                   UNAUDITED)

     Supplemental cash flow information is as follows:

                                                             YEARS ENDED DECEMBER 31,
                                                        -----------------------------------
                                                         1993          1994          1995
                                                        -------       -------       -------
    Income taxes paid during the year (excluding IRS
      settlements, see Note 9)........................  $ 9,815       $ 2,588       $12,679
                                                        -------       -------       -------
    Interest paid during the year (including amounts
      allocated to discontinued operations), net of
      amounts capitalized.............................  $20,285       $20,911       $47,891
                                                        -------       -------       -------
    Obligations incurred for acquisition of television
      program rights (non-cash transactions)..........  $ 5,898       $ 6,627       $21,520
                                                        -------       -------       -------

     In connection with the acquisition of the joint venture partner's interest in King Holding Corp. in 1995, assets acquired and liabilities assumed were as follows:

        Assets acquired...................................................  $243,186
                                                                            --------
        Goodwill and other intangibles....................................  $206,740
                                                                            --------
        Liabilities assumed...............................................  $184,926
                                                                            ========

  (c) Investments

     Investments in Affiliates

     Investments in affiliates in which Providence Journal has significant influence (generally ownership of 20% to 50% of voting stock) and investments in partnerships are accounted for using the equity method. Other investments (generally ownership of less than 20% of voting stock) are carried at the lower of cost or net realizable value. The following investments are accounted for under the equity method as of December 31, 1995:

         Television Food Network, G.P.
         America's Health Network
         Peapod, L.P.
         Partner Stations Network, L.P.
         Linkatel Pacific, L.P.

     Effective January 1, 1996, the results of America's Health Network's operations have been consolidated with Providence Journal to reflect Providence Journal's decision to maintain a controlling majority interest.

     Effective May 1, 1996, Television Food Network, G.P. was consolidated with Providence Journal's results of operations as a result of the acquisition of additional equity interests in 1996.

     Information about these investments is presented in Note 3.

     Investments in Marketable Equity Securities

     Investments in marketable equity securities consist of one common stock investment, StarSight Telecast, Inc., in which Providence Journal owns approximately 5% of the outstanding common stock. This marketable equity security is included in other assets on the accompanying consolidated balance sheets.

     Prior to January 1, 1994, marketable equity securities were stated at cost. Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Under this standard, Providence Journal's marketable equity securities

                THE PROVIDENCE JOURNAL COMPANY AND SUBSIDIARIES

(INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                   UNAUDITED)

are considered to be "held for sale" and unrealized gains and losses, net of the related tax effect, are recorded as a separate component of stockholders' equity. A decline in the market value of any marketable equity security below cost that is deemed other than temporary results in an adjustment to the cost basis of the security which is charged to the consolidated statement of operations.

     At December 31, 1994 and 1995, the cost of marketable equity securities totaled and $5,552 and $5,949, respectively; fair market value totaled and $5,727 and $3,861 respectively.

  (d) Inventories

     Inventories, principally comprising raw materials, are stated at the lower of cost or market. Cost is determined principally on the last-in, first-out
(LIFO) basis. Replacement cost of inventories was $1,945 and $2,806 at December 31, 1994 and 1995, respectively.

  (e) Television Program Rights

     Television program rights acquired under license agreements are recorded as assets at the gross value of the related liabilities at the time the programs become available for showing. The rights are amortized using accelerated methods over the term of the applicable contract. Amortized costs are included in operating expenses in the accompanying consolidated statements of operations.

     Program rights classified as a current asset represent the total amount estimated to be amortized within a year. Related liabilities due to licensers are classified as current or long-term in accordance with the payment terms.

     Television program rights are reviewed periodically for impairment and, if necessary, adjusted to estimated net realizable value.

  (f) Property, Plant and Equipment

     Property, plant and equipment are stated at cost. Expenditures for maintenance and repairs are charged to income as incurred; significant improvements are capitalized. Providence Journal provides for depreciation using the straight-line method over the following estimated useful lives:

    Buildings and improvements..............................................  2 - 45 years
    Machinery and equipment.................................................  3 - 15
    Furniture and fixtures..................................................  5 - 11
    Broadcast equipment.....................................................  6 - 15

     When Providence Journal determines that certain property, plant and equipment is impaired, a loss for impairment is recorded for the excess of the carrying value over the fair value of the asset. Fair value is determined by independent appraisal, if an active market exists for the related asset. Otherwise, fair value is estimated through forecasts of expected cash flows.

  (g) License Costs, Goodwill and Other Intangible Assets

     License costs and other intangible assets are stated at cost. Goodwill represents the excess of purchase price over fair value of net assets acquired. Providence Journal provides for amortization using the straight-line method over periods ranging from 5 to 40 years.

     Providence Journal periodically reviews its intangible assets to determine whether any impairment has occurred. Providence Journal assesses the recoverability of intangible assets by reviewing the performance of

                THE PROVIDENCE JOURNAL COMPANY AND SUBSIDIARIES

(INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                   UNAUDITED)

the underlying operations, in particular the operating cash flows (earnings before income taxes, depreciation, and amortization) of the operation.

  (h) Income Taxes

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

  (i) Pension and Other Postretirement Benefits

     Providence Journal has defined benefit pension plans covering substantially all employees of Providence Journal Publishing Business and certain employees of Providence Journal Broadcasting Business. The plans are funded in accordance with the requirements of the Employee Retirement Income Security Act.

     Providence Journal sponsors a defined life insurance and medical plan for its newspaper and one of its broadcast operations, respectively. The plans are accounted for under Statement of Financial Accounting Standards ("SFAS") No. 106, "Employer's Accounting for Postretirement Benefits Other than Pensions".

  (j) Derivative Financial Instruments

     Providence Journal has only limited involvement with derivative financial instruments and does not use them for trading purposes. Derivative financial instruments are only used to manage interest rate risks.

     Providence Journal has entered into an interest rate swap agreement which is accounted for as a hedge of the obligation and, accordingly, the net swap settlement amount is recorded as an adjustment to interest expense in the period incurred (see note 10). Gains and losses upon settlement of a swap agreement are deferred and amortized over the remaining term of the agreement.

  (k) Net Loss Per Share

     Net loss per share is based on the weighted average number of shares of Providence Journal Class A and Class B Common Stock outstanding. Restricted stock units and stock options are both considered common stock equivalents. Common stock equivalents were anti-dilutive for all periods in which the common stock equivalents were outstanding.

  (l) Stock-Based Compensation

     Effective January 1, 1996, Providence Journal adopted SFAS No. 123, "Accounting for Stock-Based Compensation." The Statement encourages, but does not require, a fair value based method of accounting for stock-based compensation plans. SFAS No. 123 allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method prescribed by APB Opinion No. 25. For those entities electing to use the intrinsic value based method, SFAS No. 123 requires pro forma disclosures of net income and earnings per share computed as if the fair value based method had been applied. Providence Journal intends to continue to account for stock-based compensation costs under APB Opinion No. 25 and will provide the additional required disclosures relating to 1995 and 1996 stock options in its 1996 Annual Report.

                THE PROVIDENCE JOURNAL COMPANY AND SUBSIDIARIES

(INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                   UNAUDITED)

  (m) Unaudited Interim Consolidated Financial Statements

     The consolidated financial statements as of and for the nine months ended September 30, 1995 and 1996 are unaudited; however, they include all adjustments (consisting of normal recurring adjustments) considered necessary by management for a fair presentation of the financial position and results of operations for these periods. The results of operations for interim periods are not necessarily indicative of the results that may be expected for the entire year.

NOTE 2 -- REORGANIZATION AND DISCONTINUED CABLE OPERATIONS

  (a) Reorganization

     On October 5, 1995, Old PJC completed the acquisition of the 50% interest in King Holding Corp. ("KHC") held by an unrelated third party for $265 million, including $5 million in transaction fees (the "Kelso Buyout"), completed the transfer of all non-cable operations from Old PJC to Providence Journal in a substantially tax-free reorganization pursuant to which the shares of capital stock of Providence Journal were distributed to the shareholders of Old PJC (the "PJC Spin-Off"), and, following the PJC Spin-Off, at which point it held only Old PJC's cable television businesses and assets, Old PJC was merged ("the Continental Merger") with and into Continental Cablevision, Inc. ("Continental"). Immediately prior to the Kelso Buyout, Continental purchased for $405 million all of the stock of King Videocable Company ("KVC"), a wholly owned subsidiary of King Broadcasting Company ("KBC"), which is wholly owned by KHC. As a result of these transactions, Providence Journal, in substance, became successor to Old PJC, in the same lines of businesses, simultaneously spinning off its cable subsidiaries to its shareholders who then merged them into Continental.

     Proceeds from the disposal of the cable operations discussed above consisted of a combination of Continental stock, which was received directly from Continental by Old PJC's shareholders in connection with the Continental Merger, assumption of a portion of the Old PJC's debt by Continental (see Note
10), and cash. The total combined consideration amounted to approximately $1.4 billion (including the $405 million from the sale of KVC). The excess of the proceeds over the net assets of the discontinued cable operations was $582,510 and is reflected in the consolidated statement of stockholders' equity. The receipt by the Old PJC Shareholders of the Continental shares, valued at $584,769, is recorded as a deemed distribution to shareholders in the statement of stockholders' equity.

     The Continental Merger agreement between Old PJC and Continental provides that the total combined consideration received from the disposal of Providence Journal's cable operations will be adjusted for certain working capital items of the cable operations acquired by Continental. On March 4, 1996, Providence Journal agreed to pay Continental $4,250 in full settlement of this working capital adjustment which was accrued in the accompanying balance sheet as of December 31, 1995 and included in discontinued operations of 1995.

     In connection with the Continental Merger, Providence Journal agreed to indemnify Continental from any and all liabilities arising from the non-cable television businesses, and is responsible for all federal and state income tax liabilities for periods ending on or before the closing date.

  (b) Discontinued Cable Operations

     The results of operations of the cable television segment, the cellular system and the paging subsidiary have been reported as discontinued in the accompanying consolidated statements of operations. Prior year

                THE PROVIDENCE JOURNAL COMPANY AND SUBSIDIARIES

(INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                   UNAUDITED)

financial statements have been reclassified to present these businesses as discontinued operations. Operating results of these discontinued operations were as follows:

                                                            YEARS ENDED DECEMBER 31,
                                                      -------------------------------------
                                                        1993          1994          1995
                                                      ---------     ---------     ---------
    Revenues........................................  $ 177,417     $ 177,953     $ 148,268
    Costs and expenses..............................   (185,998)     (180,597)     (154,741)
    Equity in income of affiliate...................      1,413         2,417         1,373
                                                      ---------     ---------     ---------
    Loss before income taxes........................     (7,168)         (227)       (5,100)
    Income tax (expense) benefit....................        755        (1,571)       (2,017)
                                                      ---------     ---------     ---------
    Net loss........................................  $  (6,413)    $  (1,798)    $  (7,117)
                                                      =========     =========     =========

     The net loss for discontinued operations in 1995 was accrued in 1994 as part of the costs to dispose of the cable operations. No amounts were required to be recorded in the loss from operations of discontinued segments in the consolidated statement of operations for 1995.

     Loss from operations of discontinued segments includes allocated interest expense totaling $19,807, $20,674 and $17,265 (excluding $12,380 allocated to KVC operations) in 1993, 1994 and 1995, respectively. Interest allocated to discontinued segments was limited to the associated interest on debt that was repaid in connection with the Continental Merger. The estimated loss on disposal of segments in 1994 of $34,764, which is net of income tax benefits of $8,038, includes severance packages, transaction costs and a provision for loss during the phase-out period.

     In addition, in 1994 Providence Journal sold its remaining cellular system investment and its paging subsidiary. As a result of these transactions, Providence Journal recorded gains of $1,390 (net of phase-out period operating losses and income taxes).

     Included in discontinued operations is a 50% equity investment in Copley/Colony, Inc. ("Copley/ Colony"), a joint venture between Colony Communications, Inc. ("Colony") (a subsidiary of Old PJC) and Copley Press Electronics Company ("Copley"), engaged in cable television operations. In connection with the Continental Merger agreement with Continental, in May, 1995 Copley sold all of its interests in Copley/Colony to Colony for a fixed aggregate purchase price of $47,790 in cash. As a result, Colony owned all of the outstanding shares of Copley/Colony at the time of the Continental Merger.

     The net assets of the cable television businesses acquired by Continental are presented in the accompanying consolidated balance sheets as "net assets of discontinued operations" prior to the disposal. Discontinued assets acquired consisted primarily of plant and equipment, and intangible assets. Liabilities assumed consisted primarily of accounts payable and accrued expenses.

NOTE 3 -- INVESTMENTS IN AFFILIATED COMPANIES

  (a) King Holding Corp.

     The Kelso Buyout as discussed in Note 2 (a), was recorded in the fourth quarter of 1995 as a step acquisition under the purchase method of accounting. The excess of the purchase price over the net book value of assets acquired including deferred taxes was $206,740, of which approximately $88,000 was allocated to identifiable intangibles and the remainder to goodwill, together to be amortized over an average life of approximately 30 years.

     The following table presents unaudited pro forma summary results of operations as if the Kelso Buyout and Continental Merger had occurred on January 1, 1994, and accordingly, include adjustments for additional amortization and interest expense and related income tax benefits. It does not purport to be indicative of what

                THE PROVIDENCE JOURNAL COMPANY AND SUBSIDIARIES

(INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                   UNAUDITED)

would have actually occurred had the acquisition occurred on January 1, 1994 nor is it indicative of results which may occur in the future:

                                                                      PRO FORMA (UNAUDITED)
                                                                     YEARS ENDED DECEMBER 31,
                                                                     ------------------------
                                                                       1994            1995
                                                                     --------        --------
    Revenues.......................................................  $301,276        $312,506
    Loss from continuing operations................................   (19,136)        (14,893)
    Net loss.......................................................  $(19,136)       $(16,979)
                                                                     ========        ========
    Net loss per common share......................................  $  (0.50)       $  (0.44)
                                                                     ========        ========

     Prior to the acquisition of all outstanding interests, Providence Journal received annual governance fees and management fees from KHC totaling $3,781 and $3,525 in 1993 and 1994 respectively, which had been included in management fees from related parties. Providence Journal charged KHC $330 and $1,130 for accounting services in 1993 and 1994, respectively, and was also reimbursed $2,842 and $3,240 by KHC for expenses in its capacity as manager in 1993 and 1994, respectively. In 1995, the annual governance, management, and accounting fees and expenses reimbursed have been eliminated in consolidation.

     Summary combined information for King Holding Corp. as of December 31, 1994 and for each of the years in the two year period then ended is summarized below:

                                                                                   1994
                                                                                 ---------
    Current assets..............................................                 $  39,978
    Current liabilities.........................................                   (48,804)
                                                                                   -------
      Working capital deficiency................................                    (8,826)
    Property, plant and equipment, net..........................                    58,131
    Intangible and other assets.................................                   138,453
    Net assets of discontinued operations.......................                   255,902
    Long-term liabilities.......................................                  (289,669)
                                                                                   -------
      Net assets................................................                 $ 153,991
                                                                                   =======

                                                                    1993           1994
                                                                  --------       ---------
    Revenues....................................................  $102,340       $ 117,059
                                                                  --------       ---------
    Operating income............................................  $ 16,371       $  24,776
                                                                  --------       ---------
    Income from continuing operations...........................  $    900       $   7,263
                                                                  --------       ---------
    Loss from discontinued operations, net......................  $(15,389)      $ (23,915)
                                                                  --------       ---------
      Net loss..................................................  $(14,489)      $ (16,652)
                                                                  ========       =========

  (b) Television Food Network, G.P.

     As of December 31, 1995, Providence Journal, controlled a 21% interest in Television Food Network, G.P. ("TVFN"). The partnership was formed specifically to own and operate the Television Food Network channel. TVFN is a 24-hour advertising supported network service that provides television programming related to the preparation, enjoyment and consumption of food, as well as programs focusing on nutrition and topical news areas. TVFN is a general partnership consisting of eight media companies with cable television, broadcast television and programming holdings. TVFN is distributed predominantly through cable television stations to approximately 17.3 million subscribers throughout the United States. Providence Journal is the

                THE PROVIDENCE JOURNAL COMPANY AND SUBSIDIARIES

(INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                   UNAUDITED)

general partner in the managing partner of TVFN and has invested approximately $47,900 through September 30, 1996.

     Effective March 1994 Providence Journal entered into a sub-lease agreement with TVFN for use of Providence Journal's C-band primary transponder. The lease is effective through March 1999. Providence Journal recorded $1,700 and $1,090 in rental revenue from TVFN in 1994 and 1995, respectively.

     In May 1996, the Company purchased the equity partnership interests held by Landmark Programming, Inc. ("Landmark") and Scripps Howard Publishing, Inc. ("Scripps"), two of the partners of TVFN, for respective purchase prices of approximately $12,650 and $11,400. Prior to such purchase, Landmark and Scripps each owned a 10.8% and 9.7% general partnership interest, respectively, in TVFN. The Company's investment in TVFN through September 30, 1996, including these purchases and funding of its share of operating losses, totaled $47,900 which represents an equity interest of approximately 46%. The Company now holds three of the five voting seats on the TVFN management committee. These purchases were accounted for under the purchase method of accounting, and as a result of the purchases, TVFN became a controlled subsidiary of the Company and was consolidated into the Company's results of operations effective May 1, 1996. See note 19.

  (c) America's Health Network

     During 1995, Providence Journal invested $10,250 in America's Health Network ("AHN"), a development stage cable programming network service intending to provide health-related information and products. The channel launched on March 25, 1996 with 750,000 subscribers. Providence Journal's Board of Directors has approved additional investments up to $12,000, expected to made in 1996. In early 1996, AHN, Inc. was reorganized and became America's Health Network, L.L.C. ("AHN LLC"), a limited liability corporation which is the general partner in AHN Partners, L.P. ("AHN Partners"), a limited partnership formed to carry on the operations of the network. Providence Journal's total investment through September 30, 1996 is $35,250 and its interest in AHN is approximately 65%. Effective January 1, 1996, the results of AHN's operations have been consolidated with Providence Journal. Prior to January 1, 1996, Providence Journal accounted for this investment under the equity method of accounting at which time control was considered temporary.

     Providence Journal also entered into a sub-lease agreement with AHN for use of Providence Journal's C-band primary transponder. The lease term is from November 1, 1995 through October 31, 2000. Providence Journal recorded revenue of $410 related to this agreement during 1995.

                THE PROVIDENCE JOURNAL COMPANY AND SUBSIDIARIES

(INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                   UNAUDITED)

     In addition, the following table presents unaudited pro forma summary results of operations as if AHN (see (c) below) and TVFN had been consolidated in operations since January 1, 1995, and accordingly, includes adjustments for additional amortization and interest expense and related income tax benefits. It does not purport to be indicative of what would have actually occurred had the consolidation occurred on January 1, 1995 nor is it indicative of results which may occur in the future:

                                                                         PRO FORMA (UNAUDITED)
                                                                     -----------------------------
                                                                                      NINE MONTHS
                                                                      YEAR ENDED         ENDED
                                                                     DECEMBER 31,     SEPTEMBER 30,
                                                                         1995             1996
                                                                     ------------     -------------
Revenues...........................................................    $317,663          $258,244
Loss from continuing operations....................................     (20,345)          (30,411)
Loss from discontinued operations..................................          --            (3,578)
Extraordinary item.................................................      (2,086)               --
Minority interests.................................................       3,966             7,676
                                                                       --------          --------
Net loss...........................................................     (18,465)          (26,313)
                                                                       ========          ========
Net loss per common share..........................................    $  (0.48)         $  (0.64)
                                                                       ========          ========

  (d) Peapod, L.P.

     On July 27, 1995, Providence Journal purchased a 17.1% interest in Peapod, L.P., which currently provides an interactive computer on-line grocery ordering, shopping and delivery service in Boston, Chicago, Columbus and San Francisco. Total investments in the partnership during 1995 were $5,335. Providence Journal invested an additional $1,003 in 1996 as part of a $15 million private placement. No additional investments have been committed to.

Summary Financial Information -- TVFN, AHN, and Peapod, L.P

     Summary combined financial information for TVFN, AHN and Peapod L.P., as of December 31, 1994 and 1995 and for the years ended December 31, 1994 and 1995 is presented below. Information for 1993 presented below is for TVFN only:

                                                                        1994         1995
                                                                      --------     --------
    Current assets......................................              $  8,511     $ 14,935
    Current liabilities.................................                (2,489)      (8,418)
                                                                      --------     --------
      Working capital...................................                 6,022        6,517
    Property, plant and equipment, net..................                 6,052        7,996
    Intangible and other assets.........................                 3,356       11,248
    Long-term liabilities...............................                  (373)      (3,009)
                                                                      --------     --------
      Net assets........................................              $ 15,057     $ 22,752
                                                                      ========     ========

                                                           1993         1994         1995
                                                          -------     --------     --------
    Revenues............................................  $    13     $ 10,307     $ 22,579
                                                          -------      -------      -------
    Operating loss......................................  $(6,526)    $(25,513)    $(31,863)
                                                          -------      -------      -------
      Net loss..........................................  $(6,648)    $(25,223)    $(31,614)
                                                          =======      =======      =======

                THE PROVIDENCE JOURNAL COMPANY AND SUBSIDIARIES

(INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                   UNAUDITED)

  (e) Partner Stations Network, L.P.

     Providence Journal is a limited partner with four other television group broadcasters in Partner Stations Network, L.P. ("PSN"). PSN was formed in 1994 to develop and produce television programming for broadcast on their own stations and for potential national distribution to other television broadcast stations. Each of the limited partners has a 16% interest and the general partner, Lambert Television Management, Inc. has a 20% interest. Through December 31, 1995, Providence Journal has invested $1,810.

  (f) Linkatel Pacific, L.P.

     In July 1993, Providence Journal, through its wholly-owned subsidiary Colony/Linkatel Networks, Inc., invested in Linkatel Pacific, L.P. (a development stage enterprise) ("Linkatel"), with two other communications companies. Providence Journal has a 45% limited interest in the partnership, which was formed to pursue the development of alternative access networks. Through December 31, 1995, Providence Journal has invested $6,531 in Linkatel Pacific, L.P.

     Linkatel Pacific, L.P.'s net loss approximated $1,262 and $2,319 for the years ended December 31, 1994 and 1995. Net assets approximated $7,367 and $9,088 as of December 31, 1994 and 1995.

     See note 19.

NOTE 4 -- NOTES RECEIVABLE

     In September 1990, Providence Journal advanced the Lowell Sun Publishing Company and Lowell Sun Realty Company (collectively the "Lowell Sun Companies") $25,650 and agreed to provide a $6,500 revolving credit facility. The loan and revolving credit facility which were originally due in March 1996 are subject to a forbearance until January 2, 1997. Amounts outstanding bear interest at a floating rate of prime plus 1.25%. The advance is collateralized by all assets of the Lowell Sun Companies and an interest in Lowell Sun Companies stock. The principal balance receivable at December 31, 1994 and 1995 was $23,675 and $23,575, respectively. See note 19.

NOTE 5 -- PROPERTY, PLANT AND EQUIPMENT, NET

     Property, plant and equipment, at cost, consist of the following at December 31:

                                                                     1994           1995
                                                                   --------       --------
    Land.........................................................  $ 17,054       $ 24,338
    Machinery and equipment......................................    78,503         84,733
    Buildings and improvements...................................    75,608        116,790
    Broadcast equipment..........................................    38,307        104,147
    Furniture and fixtures.......................................    39,871         45,076
    Construction in progress.....................................     1,564          1,445
                                                                   --------       --------
                                                                    250,907        376,529
    Less accumulated depreciation................................   120,620        204,880
                                                                   --------       --------
                                                                   $130,287       $171,649
                                                                   ========       ========

     Depreciation expense on property, plant and equipment used in continuing operations totaled $16,964, $16,617 and $22,346 in 1993, 1994 and 1995, respectively.

                THE PROVIDENCE JOURNAL COMPANY AND SUBSIDIARIES

(INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                   UNAUDITED)

NOTE 6 -- INTANGIBLE ASSETS

     As of December 31, 1994 and 1995, intangible assets consist of:

                                                        LIFE RANGE       1994         1995
                                                        -----------     -------     --------
    Goodwill........................................... 25-40 years     $28,219     $166,594
    Licenses........................................... 10-25 years       1,303      165,836
    Advertiser Relations............................... 18-25 years      41,395       88,595
    Other..............................................     5 years         307          411
                                                                        --------    --------
              Total....................................                 $71,224     $421,436
                                                                        ========    ========

     Advertiser relationships generally represent the present value of anticipated cash flows from well established local and national advertisers relationships which existed at the time of acquisition by Providence Journal of some of its television stations, generally those stations which were more mature in their markets and had long-term relationships established.

     Amortization expense on intangible assets charged to continuing operations totaled $3,649, $3,366 and $11,623 in 1993, 1994, and 1995, respectively.
Accumulated amortization on intangible assets totaled $36,002 and $67,025 at December 31, 1994 and 1995, respectively. See also Note 3.

NOTE 7 -- ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

     Significant components of accrued expenses and other current liabilities consisted of the following amounts at December 31:

                                                                        1994        1995
                                                                       -------     -------
    Accrued costs on disposal of the cable television segment........  $35,075     $12,278
    Deferred compensation............................................   31,266       4,806
    Accrued interest.................................................    7,263         872
    Salaries, wages and other employee benefits......................    7,033      11,626
    Unearned revenue.................................................    4,024       3,709
    Newspaper restructuring..........................................       --       6,800
    Other............................................................    8,179       9,413
                                                                       -------     -------
                                                                       $92,840     $49,504
                                                                       =======     =======

NOTE 8 -- NEWSPAPER CONSOLIDATION AND RESTRUCTURING COSTS

  (a) Newspaper Consolidation Costs

     Included in the 1995 consolidated statement of operations are one-time charges related to the consolidation of Providence Journal's afternoon newspaper (The Evening Bulletin) with the morning newspaper (The Providence Journal). This consolidation was effective June 5, 1995 and resulted in the publishing of Providence Journal-Bulletin, a morning newspaper. This consolidation is referred to as the Newspaper Consolidation. In connection with the Newspaper Consolidation, Providence Journal offered early retirement benefits and voluntary separation assistance to affected employees. As of December 31, 1995, 61 employees accepted early retirement benefits and 19 employees accepted voluntary separation amounting to a charge to operations of approximately $3,826 and $1,071, respectively, including benefits. In addition, Providence Journal incurred costs of approximately $2,525 for promotion, training, and other costs of the conversion. The early retirement benefits will be paid from Providence Journal's retirement plans. As of

                THE PROVIDENCE JOURNAL COMPANY AND SUBSIDIARIES

(INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                   UNAUDITED)

December 31, 1995 approximately $700 remains unpaid under the voluntary separation plans. This amount is expected to be paid in 1996.

  (b) Newspaper Restructuring Costs

     During the fourth quarter of 1995, management approved a plan of reorganization and restructuring of most departments of Providence Journal Publishing Business in an effort to improve efficiencies (the "Newspaper Restructuring"). Under the plan, the Company has targeted a reduction in workforce of approximately 100 full time equivalents through a combination of early retirement and voluntary and involuntary separation assistance plans. Of the 100 full time equivalents, approximately 62 are from the news and operations departments with the remainder coming from other departments. Salaries and related payroll taxes associated with these reductions amounted to approximately $6,800 and has been included as a restructuring charge in the accompanying consolidated statement of operations for 1995. In the nine months ended September 30, 1996, Providence Journal recorded an additional charge to operations of approximately $2,484 relating to early retirement costs and voluntary separation benefits in connection with this Newspaper Restructuring. Early retirement and voluntary separation benefits will be paid out of Providence Journal's pension plans (in which plan assets exceed plan obligations) and all other costs are expected to be paid in varying amounts through 2004.

NOTE 9 -- FEDERAL AND STATE INCOME TAXES

     Income tax expense (benefit) has been allocated as follows:

                                                              1993        1994        1995
                                                             -------     -------     ------
    Continuing operations..................................  $(6,097)    $ 1,950     $3,956
    Operations of discontinued segments....................     (755)      1,571      2,017
    Loss on disposal of segments...........................       --      (8,038)        --
    Extraordinary items....................................      799          --       (417)
    Stockholders' equity...................................       --          70       (905)
                                                             -------     -------     ------
                                                             $(6,053)    $(4,447)    $4,651
                                                             =======     =======     ======

     Income tax expense (benefit) attributable to income from continuing operations consists of:

                                                            CURRENT     DEFERRED      TOTAL
                                                            -------     --------     -------
    Year ended December 31, 1993:
      U.S. Federal........................................  $  (879)    $ (4,886)    $(5,765)
      State...............................................     (372)          40        (332)
                                                            -------     --------     -------
                                                            $(1,251)    $ (4,846)    $(6,097)
                                                            =======     ========     =======
    Year ended December 31, 1994:
      U.S. Federal........................................  $ 5,855     $ (3,258)    $ 2,597
      State...............................................     (647)          --        (647)
                                                            -------     --------     -------
                                                            $ 5,208     $ (3,258)    $ 1,950
                                                            =======     ========     =======
    Year ended December 31, 1995:
      U.S. Federal........................................  $(8,523)    $ 11,162     $ 2,639
      State...............................................    1,471         (154)      1,317
                                                            -------     --------     -------
                                                            $(7,052)    $ 11,008     $ 3,956
                                                            =======     ========     =======

                THE PROVIDENCE JOURNAL COMPANY AND SUBSIDIARIES

(INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                   UNAUDITED)

     During 1995, Providence Journal paid $15,023 in additional taxes and interest in final settlement with the Internal Revenue Service ("IRS") relating to examinations of its income tax returns for the years 1984 through 1989. In anticipation of the interest on these settlements and in providing for various contingencies on income tax exposures identified during on-going examinations, Providence Journal recorded additional income tax expense of $6,000 in 1994.

     During 1994, Providence Journal also agreed to a settlement in connection with the IRS initiative for settlement of intangible asset issues. Consequently, deferred tax liabilities previously recorded for uncertainties related to income taxes in connection with prior purchase business combinations were adjusted to reflect the revised tax basis resulting from the settlement of these intangible asset issues. As a result of these adjustments, deferred tax liabilities and goodwill associated with the purchase business combinations were reduced by approximately $12,500.

     Income tax expense (benefit) differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax loss from continuing operations as a result of the following:

                                                              1993        1994        1995
                                                             -------     -------     ------
    Computed "expected" tax benefit........................  $(7,605)    $(7,235)    $ (356)
    Increase (decrease) in income taxes resulting from:
      Reserve for tax contingencies and interest on
         settlements.......................................       --       6,000         --
      Equity in net loss of affiliates.....................    2,463       2,831        623
      State and local income taxes, net of federal income
         tax...............................................     (219)       (427)       804
      Rehabilitation credit................................   (1,248)         --         --
      Amortization of goodwill.............................      271         231      2,223
      Other, net...........................................      241         550        662
                                                             -------     -------     ------
                                                             $(6,097)    $ 1,950     $3,956
                                                             =======     =======     ======

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1994 and 1995 are presented below:

                                                                       1994         1995
                                                                     --------     --------
    Gross deferred tax assets:
      Deferred compensation........................................  $ 14,915     $  5,678
      State net operating loss carryforwards.......................     3,252        3,329
      Investment and other reserves................................     5,117        5,535
      Self-insurance reserves......................................     1,027        1,357
      Vacation accrual.............................................       702          935
      Postretirement benefits......................................     1,897        3,767
      Accounts receivable, principally due to allowance for
         doubtful accounts.........................................       438        1,163
      Accrued costs on disposal of segments........................     7,021        2,968
      Other........................................................     3,510        3,765
                                                                     --------     --------
              Total gross deferred tax assets......................    37,879       28,497
              Less valuation allowance.............................    (3,252)      (3,329)
                                                                     --------     --------
              Net deferred tax assets..............................    34,627       25,168
                                                                     --------     --------

                THE PROVIDENCE JOURNAL COMPANY AND SUBSIDIARIES

(INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                   UNAUDITED)

                                                                       1994         1995
                                                                     --------     --------
    Gross deferred tax liabilities:
      Plant and equipment, principally due to differences in
         depreciation
         and capitalized interest..................................   (15,477)     (29,771)
      Net intangibles, principally due to differences in basis.....    (4,140)     (33,288)
      Prepaid pension costs........................................    (4,016)      (3,544)
      Partnership investment.......................................      (486)        (213)
      Other........................................................    (1,926)      (3,538)
                                                                     --------     --------
              Total gross deferred tax liabilities.................   (26,045)     (70,354)
                                                                     --------     --------
              Net deferred tax asset (liability)...................  $  8,582     $(45,186)
                                                                     ========     ========

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible, or the recovery of taxes paid in the carryback period. Based upon certain assumptions, such as the scheduled reversal of deferred tax liabilities, available taxes in the carryback period, projected future taxable income, (the realization of which there can be no assurance) in determining management has determined that it is more likely than not that the deferred tax assets will be realized.

     The valuation allowance for deferred tax assets as of December 31, 1994 and 1995 was $3,252 and $3,329. The net change in the total valuation allowance was an increase of $394 in 1993, a decrease of $1,283 in 1994, and an increase of $77 in 1995. Changes to the valuation allowance relate principally to deferred tax assets recorded for state net operating loss carryforwards.

     At December 31, 1995, Providence Journal had net operating loss carryforwards for state income tax purposes of approximately $59,401 which are available to offset future state taxable income, if any, expiring in various years ending in 2007.

NOTE 10 -- LONG-TERM DEBT

     At December 31, 1994 and 1995, long-term debt consists of the following:

                                                                       1994         1995
                                                                     --------     --------
    Revolving credit and term loan facility at rates of interest averaging
      7.2% in 1995.................................................  $     --     $234,298
    Revolving credit and term loan facility at rates of interest averaging
      5.8% and 7.52% in 1994 and 1995, repaid October 1995.........   243,655           --
    Industrial Revenue Bonds ("IRB") payable at various rates of
      interest averaging 3.5% payable through December 2022........     9,900        9,800
    Note payable at an annual rate of interest equal to 18% payable
      through April 2002, retired in July 1995.....................     7,123           --
    Other..........................................................        83           --
                                                                     --------     --------
              Total long-term debt.................................   260,761      244,098
    Less current installments......................................    13,588          100
                                                                     --------     --------
              Long-term debt, excluding current installments.......  $247,173     $243,998
                                                                     ========     ========

     Total debt outstanding as of September 30, 1996 was $159,800. The net decrease in debt during the nine months ended September 30, 1996 is a result of the application to outstanding debt of $119.0 million net

                THE PROVIDENCE JOURNAL COMPANY AND SUBSIDIARIES

(INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                   UNAUDITED)

proceeds raised from Providence Journal's initial public offering and direct placement of Class A shares discussed in Note 17, plus receipt of income tax refunds of $25 million, net, offset by investing activities during the nine months ended September 30, 1996.

     Scheduled principal payments on outstanding debt total $244,098 and are due as follows: IRB payments of $100 in each of the years 1996 through 2000. Thereafter scheduled principal payments on the IRB continue at $100 annually until increasing to $200 in 1998 through 2005; to $300 in 2006 through 2010; to $400 in 2011 through 2014; to $500 in 2015 through 2017; to $600 in 2018 through
2019; to $700 in 2020 and 2021, and a final payment of $800 in 2022. Of the revolver and term loan outstanding at December 31, 1995, $75,000 is a term loan with a balloon payment due in 2004. The revolver commitment decreases quarterly on a schedule commencing December 31, 1996 in accordance with the Credit Agreement as described below.

     Costs of obtaining debt financing have been deferred and are being amortized using the straight-line method over the period of the related debt. Deferred financing costs totaled $7,097 and $1,748 at December 31, 1994 and 1995, respectively. Accumulated amortization at December 31, 1994 and 1995 aggregated $1,876 and $50, respectively. On October 5, 1995 Providence Journal refinanced its debt in connection with the transactions described in Note 2. Accordingly, unamortized deferred financing costs of $4,554 associated with the debt refinanced was written off and allocated to discontinued operations in the fourth quarter of 1995.

     On October 5, 1995, in connection with the transactions discussed in Note 2, Old PJC (net of $2 million in certain costs shared with Continental), prior to the PJC Spin-Off, incurred indebtedness to a subsidiary of Continental in a principal amount of approximately $408 million ("New Cable Indebtedness"). Prior to the PJC Spin-Off, Old PJC used the proceeds of the New Cable Indebtedness, the $405 million provided by the sale of KVC and the Registrant Indebtedness (defined below) to (i) consummate the Kelso Buyout (ii) to repay substantially all outstanding indebtedness of Old PJC and KHC in an aggregate amount of approximately $623 million, and (iii) to pay other costs associated with the transactions discussed in Notes 2 and 16. Additional indebtedness (the "Providence Journal Indebtedness") required to meet the foregoing obligations, among others, was incurred by Old PJC and Providence Journal in the principal amount of $105 million. Following the PJC Spin-Off, Providence Journal had no obligations or liabilities with respect to the New Cable Indebtedness, and Continental had no obligations or liabilities with respect to Providence Journal Indebtedness. In connection with the sale of KVC, KBC paid approximately $121 million in taxes.

     Providence Journal Indebtedness was incurred pursuant to a Credit Agreement entered into by Providence Journal on October 5, 1995 (the "Credit Agreement"). The Credit Agreement, consists of a $75,000 term loan and a $300,000 revolving credit facility. The $75,000 term loan provided for under the Credit Agreement is due 2004. Under the terms of the Credit Agreement, the revolving credit facility provides for decreases by the following amounts in the years indicated:
1996-$4,000; 1997-$10,500; 1998-$14,500; 1999-$21,500; 2000-$53,250;
2001-$65,750; 2002-$67,750; 2003- $62,750. The indebtedness evidenced by the
Credit Agreement is secured by guarantees from all of the material subsidiaries of Providence Journal and a first priority pledge of all such material subsidiaries' capital stock. The Credit Agreement provides for borrowings indexed, as Providence Journal may from time to time elect, to the Eurodollar rate, the certificate of deposit rate, or the "base" rate of the agent, plus the "spread" over such rates. The "spread" will be determined by the ratio of the total debt of Providence Journal to the operating cash flow of Providence Journal (as defined by the Credit Agreement).

     Effective October 8, 1996, the Credit Agreement was amended to reduce the $300,000 revolving credit facility to $150,000.

     The Credit Agreement contains customary events of default, financial covenants, covenants restricting the incurrence of debt (other than under the Credit Agreement), investments and encumbrances on assets

                THE PROVIDENCE JOURNAL COMPANY AND SUBSIDIARIES

(INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                   UNAUDITED)

and covenants limiting mergers and acquisitions. The Credit Agreement provides for the mandatory prepayment of amounts outstanding and a reduction in the commitment under certain circumstances.

     In July, 1995, Providence Journal retired its 18% note payable for $8,734. The loss on the early retirement of this debt amounted to $2,086 (net of income taxes of $417) and is included as an extraordinary item in Providence Journal's consolidated statement of operations.

     In January 1993, Providence Journal retired an industrial revenue bond with a face value of $9,500 for $7,150. The gain resulting from this transaction, totaling $1,551 net of tax, has been presented as an extraordinary item in the 1993 statement of operations. These retirements were funded through additional borrowings under the revolving credit and term loan facility.

     In November 1992, Providence Journal entered into an interest rate swap agreement to reduce the impact of changes in interest rates on its revolving credit and term loan facilities described above. The interest rate under the swap agreement is equal to 6.71% plus an applicable margin as defined in the revolving credit and term loan facility which presently sets the fixed interest rate at 8.1% on the first $200,000 of outstanding debt. Providence Journal recorded additional interest expense during 1993, 1994 and 1995 totaling approximately $6,883, $4,880, and $1,121, respectively, which represents the excess of the swap agreement rate over the original contractual rate. In accordance with certain covenants under the Credit Agreement, Providence Journal will maintain its existing interest rate swap arrangements with The First National Bank of Chicago through December 31, 1999.

     The notional amounts and respective periods covered under the interest rate swap agreement are as follows:

    AMOUNT                                                          PERIOD
    ------                                                          ------
    $200,000......................................   December 30, 1992 -- December 30, 1996
    $175,000......................................   December 30, 1996 -- December 30, 1997
    $150,000......................................   December 30, 1997 -- December 30, 1999

     Providence Journal is exposed to credit loss in the event of nonperformance by the other party to the interest rate swap agreement, however, Providence Journal does not anticipate nonperformance under the agreement.

NOTE 11 -- TELEVISION PROGRAM RIGHTS PAYABLE

     Television program rights payable consist of the gross value of cash payments due on the acquisition of program rights as well as amounts due in the amount of approximately $3,805 at December 31, 1995 for programs purchased through barter transactions. Future cash payments total $18,167 and are due in the following years: 1996 -- $12,658; 1997 -- $3,128; 1998 -- $1,814; and
1999 -- $567. The barter obligations are scheduled to be fulfilled in 1996.

NOTE 12 -- OPERATING LEASES

     Providence Journal has certain noncancelable operating leases with renewal options for land, buildings, machinery and equipment. Future minimum lease payments under noncancelable operating leases are due in the following years:
1996 -- $6,037; 1997 -- $5,362; 1998 -- $4,711; 1999 -- $4,253; 2000 -- $4,229;
and thereafter -- $15,228. Gross rental expense for the years ended December 31, 1993, 1994 and 1995, was $2,173, $5,167 and $5,993, respectively.

     Future minimum rental income under noncancelable satellite subleases is as follows: 1996 -- $4,030; 1997 -- $4,030; 1998 -- $3,220; 1999 -- $1,923; and
2000 -- $900. Sublease satellite rental income totaled

                THE PROVIDENCE JOURNAL COMPANY AND SUBSIDIARIES

(INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                   UNAUDITED)

$2,100 and $3,349 in 1994 and 1995 and is included in Providence Journal Programming and Electronic Media revenue. There was no sublease satellite rental income in 1993.

NOTE 13 -- STOCK-BASED COMPENSATION PLANS

  (a) Incentive Compensation Plans

     Providence Journal has a deferred incentive compensation plan which is administered by the Compensation Committee of the Providence Journal Board of Directors. The expense under this plan was $5,330, $12,747, and $773 in 1993, 1994 and 1995, respectively. As of December 31, 1994 and 1995, the amounts accrued under this plan equaled $31,266 and $4,806 respectively. On September 29, 1995, Providence Journal liquidated 85% of the units in Providence Journal's deferred incentive compensation units plan (the "IUP Plan") which was paid in cash and stock totaling $27,233.

  (b) Restricted Stock Unit Plan

     During 1993, Providence Journal established a Restricted Stock Unit Plan for certain key executives. Participants were awarded restricted stock units with each unit being equivalent to one share of Providence Journal Class A Common Stock. Restricted stock units, including additional units accrued as a result of dividends and reinvested dividends, will be 100% vested at the end of three years from the date of the award. In connection with the disposal of its cable operations, Providence Journal fully vested 115,650 units of which 60,300 units were paid in cash and stock totaling $1,653 prior to the Continental Merger. In connection with the reorganization and transactions described in Note 2, and as provided under the terms of the plans, the number of units awarded to participants holding units immediately after the closing of the transaction were adjusted upward by a factor of approximately 2.3876 (the "Conversion Factor") in order to preserve the economic value of the outstanding units. In connection with the Plan, a total of 730,800 shares of Providence Journal Class A Common Stock (after considering the Conversion Factor) have been reserved. As of December 31, 1994 and 1995, 299,700 units and 567,450 (after the Conversion Factor), respectively, were issued and outstanding. Compensation expense, included in continuing operations, totaled $405, $2,400, and $1,173 during 1993, 1994 and 1995, respectively. At the end of September, 1996, 542,753 shares of Class A Common Stock were issued to the restricted stock unit participants in settlement of this plan.

  (c) Stock Option Plans

     Effective October 1, 1994, the Providence Journal Board of Directors adopted the "1994 Employee Stock Option Plan" and the "1994 Non-Employee Director Stock Option Plan", (The "Option Plans"). The Option Plans were approved by the stockholders of Providence Journal at its Annual Meeting in 1995. The Option Plans will remain in effect until the earlier of October 1, 1999 or termination of the aforementioned Option Plans by the Providence Journal Board of Directors.

     Under the terms of the Option Plans, key employees recommended by the Compensation Committee of the Providence Journal Board of Directors (or by any other committee appointed by the Providence Journal Board consisting of two or more non-employee Directors) and all 12 non-employee directors, are eligible to receive grants of stock options. The maximum number of shares Providence Journal of Class A Common Stock that can be used for purposes of the Option Plans is 1,867,500. Shares may be awarded from authorized and unissued shares or from treasury shares, as determined by the Compensation Committee.

     Options granted under the "1994 Employee Stock Option Plan" are exercisable in four equal annual installments beginning one year after the grant date. Options under the "1994 Non-Employee Director Stock Option Plan" are exercisable on the first anniversary date of the grant. Options granted under both plans have a term of ten years.

                THE PROVIDENCE JOURNAL COMPANY AND SUBSIDIARIES

(INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                   UNAUDITED)

     Upon a "Change of Control" as defined in the Option Plans, all options granted will become immediately vested and exercisable. In 1994, 286,650 options were granted, at an exercise price of $17.11. In 1995, an additional 27,000 options were granted to the non-employee directors, and an additional 349,200 options were granted to key employees at an exercise price of $11.27. In connection with the reorganization and transactions described in Note 2, and as provided under the terms of the plans, the option exercise price on the 286,650 options issued in 1994 were adjusted to $1.471 in order to preserve the economic value of the outstanding options. During 1995, 6,300 options were exercised at an exercise price of $1.471. As of December 31, 1995, there were 656,550 options outstanding of which 81,900 are exercisable.

     Amounts paid to participants in the liquidation of 85% of the IUP Plan and the remaining units in the IUP Plan, may be adjusted if, upon the occurrence of a public offering of Continental Class A Common Stock or certain other events, the value of Continental Class A Common Stock was greater or less than the price attributed to such shares at the time 85% of the units were liquidated. A similar adjustment is applicable to certain options and units issued prior to the Continental Merger in the Option Plans and the Restricted Stock Unit Plan. As a result of a planned merger of Continental with and into USWest Media Group (the "USWest Merger"), jointly announced by these entities on February 27, 1996, participants in these plans may receive the adjustment as additional payments in cash or stock reflecting the increase in the price of Continental Class A Common Stock since the Continental Merger. See note 19.

NOTE 14 -- PENSIONS AND OTHER EMPLOYEE BENEFITS

       (a) Defined Benefit Pension Plans

     Providence Journal has three noncontributory defined benefit retirement plans (including one funded by KHC acquired in the Kelso Buyout). Providence Journal's funding policy for the defined benefit plans is to contribute such amounts as are deductible for federal income tax purposes. Benefits are based on the employee's years of service and average compensation immediately preceding retirement.

     The funded status of the defined benefit plans is as follows:

                                                                    1994           1995
                                                                  --------       ---------
    Actuarial present value of benefit obligations:
      Vested benefit obligations................................  $(49,956)      $ (86,502)
                                                                  --------       ---------
      Accumulated benefit obligations...........................  $(54,169)      $ (91,968)
                                                                  --------       ---------
    Projected benefit obligations...............................  $(71,227)      $(109,985)
    Plan assets at fair value (primarily corporate equity and
      debt securities, government securities and real estate)...    89,106         132,779
                                                                  --------       ---------
         Excess of plan assets over projected benefit
           obligations..........................................  $ 17,879       $  22,794
                                                                  --------       ---------

     The assumptions used in the above valuations are as follows:

                                                                    1994           1995
                                                                    ----           ----
    Discount rate...............................................    7.5%           7.0%
    Rate of increase in compensation levels.....................    5.0%           4.5%

                THE PROVIDENCE JOURNAL COMPANY AND SUBSIDIARIES

(INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                   UNAUDITED)

     Certain changes in the items shown above are not recognized as they occur, but are amortized systematically over subsequent periods. Unrecognized amounts to be amortized and amounts included in the consolidated balance sheets are shown below:

                                                                      1994          1995
                                                                     -------       -------
    Unrecognized net loss..........................................  $(8,336)      $(2,874)
    Unrecognized net transition asset being amortized principally
      over 18 years................................................   11,956        10,727
    Unrecognized prior service cost due to plan amendment..........   (3,504)       (3,029)
    Prepaid pension cost (included in other assets)................   17,763        17,970
                                                                     -------       -------
              Excess of plan assets over projected benefit
                obligations........................................  $17,879       $22,794
                                                                     =======       =======

     The components of 1993, 1994 and 1995 pension expense (income) and the assumptions used as determined by the plans' actuary, are as follows:

                                                       1993           1994           1995
                                                      -------       --------       --------
    Service cost....................................  $ 1,971       $  2,017       $  3,185
    Interest cost...................................    5,022          5,093          7,480
    Actual return on plan assets....................   (8,681)         2,724        (25,674)
    Net amortization of unrecognized net assets and
      deferrals.....................................      691        (11,304)        15,041
                                                      -------       --------       --------
      Pension expense (income)......................  $  (997)      $ (1,470)      $     32
                                                      =======       ========       ========

                                                        1993           1994           1995
                                                        ----           ----           ----
    Discount rate...................................    7.5%           7.5%           7.5%
    Rate of increase in compensation levels.........    5.0            5.0            5.0
    Expected long-term rate of return on assets.....    8.5            8.5            8.5

     The effects of the special termination benefits of $3,701 and curtailment gain of $531 associated with the Newspaper Consolidation and early retirement program are included in the Newspaper Consolidation Costs discussed in Note 8
(a).

  (b) Defined Contribution Plan

     Providence Journal contributes to defined contribution plans based on the amount of each employee's plan contribution, not to exceed a predetermined amount as defined by each plan. The total expense of these plans was $1,086, $1,150 and $1,312 in 1993, 1994 and 1995, respectively.

  (c) Other Postretirement Benefit Plans

     In addition to Providence Journal's defined benefit pension plans, one of the Providence Journal Broadcasting stations provides postretirement medical benefits to its group of employees. Providence Journal provides postretirement life insurance benefits to substantially all of its employees. These plans are non-contributory and are not funded.

     Providence Journal's accrued postretirement benefit cost as of December 31, 1994 and 1995 was $3,086 and $3,461, respectively, consisting primarily of accumulated postretirement benefit obligations for retirees. Net periodic postretirement benefit cost for 1993, 1994 and 1995 totaled $252, $300 and $204, respectively, consisting primarily of interest costs.

                THE PROVIDENCE JOURNAL COMPANY AND SUBSIDIARIES

(INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                   UNAUDITED)

     For measurement purposes relating to the medical plan, a medical trend rate of 13.0% was used grading to 6.0% by the year 2002. A 1% change in the medical trend rate does not result in a material impact to the Company's reported postretirement benefits. The discount rate used in determining the accumulated postretirement benefit obligation for the medical and life insurance plans was 7.5% and 7.0 % in 1994 and 1995, respectively.

  (d) Supplemental Retirement Plan

     Providence Journal maintains an unfunded supplemental retirement plan which provides supplemental benefits to a select group of senior management employees. At December 31, 1994 and 1995, the vested benefit obligation was $1,220 and $3,933, respectively, and the accumulated benefit obligation was $3,437 and $4,684, respectively. The projected benefit obligation totaled $5,799 and $6,065, respectively, at December 31, 1994 and 1995.

     The net periodic pension cost for 1993, 1994, and 1995 was $1,501, $997 and $1,000, respectively, consisting of service and interest costs. An assumed discount rate of 7.5% and 7.0% and compensation level increase rate of 5.0% and 4.5% were used in determining the benefit obligations at December 31, 1994 and 1995, respectively.

  (e) Change in Control Agreements

     In October, 1993, Providence Journal executed various management agreements which only become effective upon a change-in-control of Providence Journal. The terms of the agreements vary, with the maximum agreement providing a three year term of employment with responsibilities, compensation, and benefits at least commensurate as those during the prior six (6) months. If terminated involuntarily, the individuals are entitled to a maximum of 299% of their highest base pay and average bonus received during the prior three years as a lump sum severance payment. In a supplemental agreement, executed in October 1993, Providence Journal committed to paying the severance stated above in the event an individual was involuntarily terminated as a result of corporate restructuring, even if prior to a change-in-control.

NOTE 15 -- DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

  (a) Current Assets and Liabilities

     The carrying amount of cash, trade receivables, trade accounts payable and accrued expenses approximates fair value because of the short maturity of these instruments.

  (b) Notes Receivable

     The fair values of Providence Journal's notes receivable are based on the amount of future cash flows associated with each instrument, discounted using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same maturities.

  (c) Long-Term Debt and Obligations for Television Program Rights

     The fair values of each of Providence Journal's long-term debt instruments are based on the amount of future cash flows associated with each instrument discounted using Providence Journal's current borrowing rate, for similar debt instruments of comparable maturity.

     The fair value of obligations for television program rights are based on future cash flows, discounted using Providence Journal's current borrowing rate, over the term of the related contract.

                THE PROVIDENCE JOURNAL COMPANY AND SUBSIDIARIES

(INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                   UNAUDITED)

  (d) Interest Rate Swaps

     The fair value of interest rate swaps is the amount at which they could be settled, based on estimates obtained from dealers. At December 31, 1994 settlement approximated a $9,400 receivable to Providence Journal. The amount of payment required to settle outstanding interest rate swaps at December 31, 1995 approximated $8,000.

  (e) Limitations

     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

     The estimated fair value of the Company's financial instruments are summarized as follows:

                                               AT DECEMBER 31, 1994        AT DECEMBER 31, 1995
                                              -----------------------     -----------------------
                                              CARRYING     ESTIMATED      CARRYING     ESTIMATED
                                               AMOUNT      FAIR VALUE      AMOUNT      FAIR VALUE
                                              --------     ----------     --------     ----------
    Notes receivable........................  $ 19,513      $  19,513     $ 19,174      $  19,174
                                              ========      =========     ========      =========
    Long-term debt..........................  $260,761      $ 263,430     $244,098      $ 244,098
                                              ========      =========     ========      =========
    Television program rights payable.......  $  7,364      $   6,458     $ 21,972      $  20,467
                                              ========      =========     ========      =========

NOTE 16 -- COMMITMENTS AND CONTINGENCIES

     Providence Journal has outstanding payment commitments for broadcast television programming totaling $45,511 at December 31, 1995, which under the licensing agreements are not yet available for showing. Such programming becomes available at various times over the years 1996 through 2000, at which point Providence Journal records the asset and related liability.

     Providence Journal has various talent contract commitments primarily with its newscast employees covering up to three years together totaling $28,743.

     Providence Journal has insurance programs for workers' compensation, general liability, auto and certain health coverages which comprise a form of self-insurance. Providence Journal's liability for large losses is capped, individually and in the aggregate, through contracts with insurance companies. In addition, Providence Journal is self-insured for environmental hazards. An estimate for claims incurred but not paid is accrued annually.

     Providence Journal has a letter of credit commitment in an amount not to exceed $12,000 in support of industrial revenue bonds of a wholly-owned subsidiary.

     In 1987, Providence Journal repurchased approximately 8% of its outstanding shares of common stock from an unaffiliated party with a provision that additional consideration be paid to the unaffiliated party in the event of a significant change in ownership of Providence Journal. Providence Journal paid this unaffiliated party approximately $7,353 on October 5, 1995 in full settlement of the redemption agreement, and has recorded the additional consideration in the consolidated statement of stockholders' equity.

     On August 12, 1994, Department of Insurance regulators seized control of Confederation Life Insurance Company. Providence Journal's Qualified Compensation Deferral Plan has an investment contract with Confederation Life Insurance Company. The contract was entered into in 1991 and was scheduled to mature on January 2, 1996. As a result of the seizure, the value of the contract as of August 11, 1994, has been frozen at $3,840. Providence Journal has agreed to guarantee the difference between the amount eventually paid by

                THE PROVIDENCE JOURNAL COMPANY AND SUBSIDIARIES

(INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                   UNAUDITED)

the regulators and the contract value on the seizure date. To date this amount cannot be quantified but is not expected to have a material effect on the consolidated financial position or results of operations of Providence Journal.

     On January 17, 1995, Cable LP I, Inc. ("Cable LP") brought a declaratory judgment action against Old PJC, Colony and Dynamic Cablevision of Florida, Inc., a wholly-owned subsidiary of Colony ("Dynamic"), in the Circuit Court of Dade County, Florida. Colony was a cable television subsidiary of Old PJC, which was transferred to Continental in connection with the Continental Merger. This case relates to a partnership (the "Dynamic Partnership"), in which Dynamic is the general partner with an 89.8% interest, and Cable LP is the limited partner with a 10.2% interest. In this action, Cable LP claimed that Dynamic was obligated to offer to sell Dynamic's general partnership interest to Cable LP before Old PJC entered into the Continental Merger Agreement. Cable LP further claims that Dynamic's offer to purchase Cable LP's limited partnership interest for $13.1 million triggered a right of first refusal entitling Cable LP to purchase the general partnership interest for $115 million. Cable LP seeks a declaration by the court that the right of first refusal it is asserting applies.

     Old PJC, Colony and Dynamic made a motion to strike allegations of bad faith and breach of fiduciary duty filed against them, which motion was granted by the court, and they filed an Answer to the Complaint and a Counterclaim on March 16, 1995. In their counterclaim, Colony and Dynamic seek a declaratory judgment that Cable LP unreasonably refused consent to the transfer of the general partner's interest to Continental and that a purported transfer of Cable LP's interest in the Dynamic Partnership to a partnership to be managed by Adelphia Communications, Inc. violated Dynamic's right of first refusal under the Dynamic Partnership Agreement. The case was tried with testimony given on December 11 through December 13, 1995 with final arguments heard on January 12, 1996.

     In the event that, as a result of such litigation, Dynamic is required to sell its interest in the Dynamic partnership to Cable LP, the Continental Merger Agreement provides that Providence Journal will pay to Continental simultaneously with the closing of such sale an amount equal to the sum of (i) the amount (if any) by which the consideration received by Dynamic for the sale of such interest is less than $115 million plus (ii) the taxes which would have been payable assuming the purchase price for such interest equaled $115 million.

     On May 21, 1996, a final judgment in this action in favor of Cable LP was entered. Such judgment requires, among other matters, Dynamic and Colony to negotiate on a price to transfer Dynamic's interest in the general partnership to Cable LP.

     Providence Journal appealed this judgment and moved to stay the effect of the judgment during the pendency of the appeal. On June 10, 1996 a hearing was held on the Providence Journal's motion to stay. At such hearing the judge declined to grant or deny Providence Journal's motion to stay at this time. See note 19.

                THE PROVIDENCE JOURNAL COMPANY AND SUBSIDIARIES

(INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                   UNAUDITED)

NOTE 17 -- STOCKHOLDERS' EQUITY

     In connection with its initial public offering of shares of Providence Journal Class A Common Stock (see note 19), Providence Journal's Board of Directors approved a 450 for 1 split of its issued and outstanding common stock effective June 18, 1996. Such stock split has been reflected throughout these financial statements.

     Providence Journal has two classes of common stock: Class A and Class B. Each class has the same rights and privileges, except that Providence Journal Class A Common Stock is entitled to one vote per share, whereas Providence Journal Class B Common Stock is entitled to four votes per share. In addition, the transfer of Providence Journal Class B Common Stock is limited to "Permitted Transferees" only, otherwise the shares convert to Providence Journal Class A Common Stock upon sale. In connection with the Continental Merger agreement, trading of all shares is restricted for a period of one year from the date of the closing.

     Effective September 26, 1990, pursuant to a shareholder rights agreement, Providence Journal issued to shareholders one common stock right for each share of Providence Journal Class A or Class B Common Stock then outstanding. The right entitles the holder to purchase one share of Providence Journal Class A or Class B Common Stock at a purchase price of $77.78 per share. Upon the occurrence of certain events, as defined in the rights agreement, the Providence Journal Board of Directors may order the exchange of three common shares for each right held. The shareholder rights agreement was terminated in connection with the closing under the Continental Merger Agreement. A substantially similar agreement was entered into by Providence Journal.

     Treasury stock at December 31, 1994, consisted of 288,450 Class A shares and 144,000 Class B shares. In connection with the PJC Spin-off, all treasury stock was canceled as of the effective time of the closing.

NOTE 18 -- BUSINESS SEGMENT INFORMATION

     Providence Journal primarily operates in Broadcasting, Publishing, and Programming and Electronic Media. Providence Journal Broadcasting Business consists of nine owned network-affiliated television stations and two television stations for which the Company provides programming and marketing service for under local marketing agreements ("LMA"s) serving the following markets:
Seattle, Portland, Charlotte, Albuquerque, Louisville, Honolulu, Spokane, Tucson, and Boise. Prior to the Kelso Buyout, Providence Journal Broadcasting consisted of five stations (including one station under an LMA). Providence Journal Publishing Business consists primarily of the publication and sale of the major daily newspaper serving Rhode Island and parts of southeastern Massachusetts. The Providence Journal Programming and Electronic Media Business consists of wholly owned subsidiaries or equity investments in cable television programming networks, electronic and interactive media, programming ventures, and other electronic media. It currently consists of Providence Journal's investments in AHN and TVFN (cable programming networks); interactive media investments: Peapod and StarSight; its electronic on-line information service, projo.com (formerly Rhode Island Horizons); its broadcast programming venture:
Partner Stations Network; and its recently launched cable news network:
NorthWest Cable News Network ("NWCN"). NWCN is a 24-hour regional cable news network serving cable subscribers in the Pacific Northwest. It was launched on December 18, 1995 and currently reaches 1.4 million subscribers.

     Operating results and other financial data for the principal business segments of Providence Journal for 1993, 1994 and 1995 are presented in the table which follows. Operating income (loss) by business segment is total revenue less operating expenses. Other income (expense), income taxes and extraordinary items have all been excluded from the computation of operating income (loss) by segment. Identifiable assets by business

                THE PROVIDENCE JOURNAL COMPANY AND SUBSIDIARIES

(INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                   UNAUDITED)

segment are those assets used in Providence Journal operations in each segment. Capital expenditures are reported exclusive of acquisitions.

                                                                   1993       1994       1995
                                                                 --------   --------   --------
Revenues:
  Broadcasting.................................................  $ 45,506   $ 54,024   $180,547
  Publishing...................................................   124,914    127,893    128,491
  Programming and Electronic Media.............................        --      2,300      3,468
                                                                 --------   --------   --------
                                                                 $170,420   $184,217   $312,506
                                                                 ========   ========   ========
Operating income (loss):
  Broadcasting.................................................  $ (1,472)  $  6,219   $ 42,535
  Publishing...................................................     9,891      9,270    (10,264)
  Programming and Electronic Media.............................        --       (315)    (1,831)
  Corporate....................................................   (21,628)   (26,750)   (17,054)
                                                                 --------   --------   --------
                                                                 $(13,209)  $(11,576)  $ 13,386
                                                                 ========   ========   ========
Identifiable assets
  Broadcasting.................................................  $106,992   $ 84,278   $502,024
  Publishing...................................................   162,848    161,743    152,890
  Programming and Electronic Media:
     Investments in affiliated companies.......................     3,786      2,708     17,315
     Other.....................................................     1,312      8,364     10,719
  Discontinued operations, net.................................   396,707    369,790         --
  Investments in affiliates -- Other...........................    86,451     80,699      4,856
  Other........................................................    17,589     17,131     19,426
                                                                 --------   --------   --------
                                                                 $775,685   $724,713   $707,230
                                                                 ========   ========   ========
Depreciation and amortization:
  Broadcasting.................................................  $  8,682   $  7,856   $ 21,884
  Publishing...................................................    11,426     11,198     10,850
  Programming and Electronic Media.............................        --         33        167
  Other........................................................       505        896      1,068
                                                                 --------   --------   --------
                                                                 $ 20,613   $ 19,983   $ 33,969
                                                                 ========   ========   ========
Capital expenditures
  Broadcasting.................................................  $  1,368   $  1,587   $  7,951
  Publishing...................................................     9,962      2,356      3,200
  Programming and Electronic Media.............................        --      1,138      3,670
  Other........................................................       267      1,400        455
                                                                 --------   --------   --------
                                                                 $ 11,597   $  6,481   $ 15,276
                                                                 ========   ========   ========

                THE PROVIDENCE JOURNAL COMPANY AND SUBSIDIARIES

(INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                   UNAUDITED)

NOTE 19 -- RECENT EVENTS (UNAUDITED)

     On October 2, 1996, the owners of Linkatel signed a definitive agreement to sell that business to Nextlink Communications LLC for $42.5 million. The transaction was simultaneously closed in escrow pending California Public Utility Commission approval. The Company's interest in Linkatel is valued at approximately $14.5 million in this transaction. The sale will result in an estimated pre-tax gain of approximately $10 million (or approximately $7 million, net of tax) upon final closing.

     On June 25, 1996, the Company raised $106,277 net of underwriters' commission, in its initial public offering and direct placement of its Class A Common Stock. The number of Class A shares sold to the public in the underwritten offering was 7,125,000 and the number of Class A shares sold to eligible employees in the direct placement program was 450,000. Expenses associated with the offering were approximately $2,200. On July 10, 1996, the Company issued an additional 1,068,750 Class A shares and raised an additional $14,995 net of underwriters' commission pursuant to the exercise of an overallotment option granted to the underwriters by the Company. The net proceeds from the offerings were used to repay a portion of the Company's outstanding debt.

     In the nine months ended September 30, 1996, the Company recorded a charge to continuing operations of $13,943 and a charge to discontinued operations of $5,421 (pre-tax) to reflect the vested portion of an estimated $20,530 adjustment to the stock-based compensation plans as a result of the US West Merger as discussed in note 13. On November 15, 1996, US West and Continental consummated the US West Merger. Based on the final value of the US West Merger, Providence Journal recorded in November 1996 a $4.3 million credit (or approximately $2.8 million, net of tax) to the income statement upon settlement of certain affected stock-based compensation plans to reflect the partial reversal of previously recorded expenses related to these plans. Of this $4.3 million credit, $2.7 million was credited to continuing operations and $1.6 million was credited to discontinued operations.

     On December 27, 1996, Providence Journal collected $23,147 in full satisfaction of all principal and interest amounts due from Lowell Sun Companies under a loan and credit facility the Lowell Sun Companies had with Providence Journal which had expired in March, 1996 as discussed in note 4.

     On December 27, 1996, Providence Journal paid $25,000 to Continental in full satisfaction of its obligations in connection with the litigation among Cable LP, Colony, Dynamic, and Old PJC described in note 16. Consequently, Providence Journal recorded a charge to stockholders' equity in the fourth quarter of 1996, to reflect the decrease in net proceeds received from the disposal of the cable assets in 1995 pursuant to the Continental Merger Agreement.

     On January 6, 1997, Providence Journal purchased the 9.5% equity partnership interests in TVFN held by Continental for a purchase price of $16.3 million. In connection with this transaction, Providence Journal agreed to transfer a 1.4% equity interest to Continental which interest had been given to Providence Journal in 1993 in exchange for Providence Journal's agreement to carry TVFN on all of its former cable systems. Following the consummation of such transaction, Providence Journal owns an equity interest of approximately 55.5% in TVFN and holds four of the five voting seats on the TVFN management committee.

                          INDEPENDENT AUDITORS' REPORT

King Holding Corp.:

     We have audited the consolidated balance sheet of King Holding Corp. and subsidiaries (the Company) as of December 31, 1994 and the related consolidated statements of operations, stockholders' equity, and of cash flows for each of the two years in the period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of King Holding Corp. and subsidiaries at December 31, 1994, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
February 10, 1995

                      KING HOLDING CORP. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 1994
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                      1994
                                                                                    --------
ASSETS
Current Assets:
  Cash and cash equivalents.......................................................  $  3,578
  Accounts receivable, net........................................................    26,801
  Film and syndication rights, current portion....................................     7,995
  Prepaid expenses and other current assets.......................................     1,604
                                                                                    --------
          Total current assets....................................................    39,978
                                                                                    --------
Property and Equipment, net.......................................................    58,131
                                                                                    --------
Other Assets:
  Film and syndication rights, long-term portion..................................       787
  Deferred financing costs, net...................................................    10,625
  Intangible assets, net..........................................................   124,070
  Long-term pension asset.........................................................     2,927
  Other assets....................................................................        44
                                                                                    --------
          Total other assets......................................................   138,453
                                                                                    --------
Net Assets of Discontinued Operations.............................................   255,902
                                                                                    --------
                                                                                    $492,464
                                                                                    ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Current portion of long-term debt...............................................  $ 28,804
  Current portion of film and syndication rights..................................     7,753
  Accounts payable and other accrued expenses.....................................    12,247
                                                                                    --------
          Total current liabilities...............................................    48,804
Long-term Obligations:
  Long-term debt..................................................................   265,245
  Film and syndication rights obligations.........................................     1,501
  Deferred income taxes...........................................................    17,202
  Other...........................................................................     5,721
                                                                                    --------
          Total liabilities.......................................................   338,473
                                                                                    --------
Commitments and Contingencies
Stockholders' Equity:
  Common stock, Class A; $0.10 par value; 200 shares authorized issued and
     outstanding..................................................................        --
  Common stock, Class B (nonvoting); $0.10 par value; 240,000 shares authorized;
     211,000 issued and outstanding...............................................        21
  Additional paid in capital......................................................   210,314
  Accumulated deficit.............................................................   (56,344)
                                                                                    --------
          Total stockholders' equity..............................................   153,991
                                                                                    --------
                                                                                    $492,464
                                                                                    ========

          See accompanying notes to consolidated financial statements

                      KING HOLDING CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1994
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                           1993         1994
                                                                         --------     --------
Revenues:
  Gross broadcast revenue..............................................  $117,967     $135,177
  Less agency commissions..............................................    15,627       18,118
                                                                         --------     --------
          Net revenues.................................................   102,340      117,059
                                                                         --------     --------
Costs and Expenses:
  Operating............................................................    44,005       48,734
  Selling, general and administrative..................................    25,233       27,179
  Management and other fees paid to related parties....................     2,034        2,624
  Depreciation and amortization........................................    14,697       13,746
                                                                         --------     --------
          Total........................................................    85,969       92,283
                                                                         --------     --------
Operating income.......................................................    16,371       24,776
Other income (expense):
  Interest expense, net of allocation to discontinued operations.......    (8,972)      (8,694)
  Other, net...........................................................       288           24
                                                                         --------     --------
          Total other expense..........................................    (8,684)      (8,670)
                                                                         --------     --------
Income from continuing operations before income taxes..................     7,687       16,106
Income tax provision...................................................     6,787        8,843
                                                                         --------     --------
Income from continuing operations......................................       900        7,263
Loss from discontinued cable operations, net of taxes..................   (15,389)     (11,837)
Provision for loss on discontinued cable operations during phaseout
  period, net of taxes.................................................        --      (12,078)
                                                                         --------     --------
          Net loss.....................................................  $(14,489)    $(16,652)
                                                                         ========     ========
Net loss per common share:
  Income from continuing operations....................................  $   4.26     $  34.38
  Discontinued operations..............................................    (72.86)     (113.23)
                                                                         --------     --------
Net loss per common share..............................................  $ (68.60)    $ (78.85)
                                                                         ========     ========
Weighted average shares outstanding....................................   211,198      211,198
                                                                         ========     ========

          See accompanying notes to consolidated financial statements

                      KING HOLDING CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1994
                             (DOLLARS IN THOUSANDS)

                                                                           1993         1994
                                                                         --------     --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Income from continuing operations....................................  $    900     $  7,263
  Adjustments to reconcile income from continuing operations to net cash flows provided by continuing operating activities:
     Depreciation and amortization.....................................    14,697       13,746
     Loss on disposal of fixed assets..................................        --          464
     Compensation costs related to warrant bonuses.....................       335           --
     Deferred income taxes.............................................        18         (746)
     Changes in assets and liabilities:
     Accounts receivable...............................................    (4,695)      (3,116)
     Prepaid expenses and other current assets.........................       905          533
     Accounts payable and other accrued expenses.......................       838        2,491
     Other, net........................................................       575        2,595
     Film rights assets and liabilities................................    (1,286)         489
                                                                         --------     --------
          Total adjustments............................................    11,387       16,456
                                                                         --------     --------
          Net cash flows provided by continuing operating activities...    12,287       23,719
                                                                         --------     --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment...................................    (3,086)      (7,136)
  Increase in other assets, net........................................      (250)          --
  Net decrease in investments in discontinued operations...............     7,238        7,113
                                                                         --------     --------
          Net cash provided by (used in) investing activities..........     3,902          (23)
                                                                         --------     --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Payments of notes payable............................................   (16,000)     (20,951)
                                                                         --------     --------
          Net cash used in financing activities........................   (16,000)     (20,951)
                                                                         --------     --------
Increase in cash and cash equivalents..................................       189        2,745
Cash and cash equivalents, beginning of year (including cash and cash
  equivalents included in net assets of discontinued operations).......       687          876
                                                                         --------     --------
Cash and cash equivalents, end of year:
  Continuing operations................................................       833        3,578
  Included in net assets of discontinued operations....................  $     43     $     43
                                                                         ========     ========

          See accompanying notes to consolidated financial statements

                      KING HOLDING CORP. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1994
                             (DOLLARS IN THOUSANDS)

                                           COMMON STOCK         ADDITIONAL                        TOTAL
                                        -------------------      PAID-IN       ACCUMULATED     STOCKHOLDERS'
                                        CLASS A     CLASS B      CAPITAL         DEFICIT          EQUITY
                                        -------     -------     ----------     -----------     ------------
BALANCE AT DECEMBER 31, 1992..........   $  --       $  21       $ 209,979      $ (25,203)       $184,797
  Compensation costs related to
     warrant bonuses..................                                 335                            335
  Net loss............................                                            (14,489)        (14,489)
                                         -----       -----       ---------      ---------        --------
BALANCE AT DECEMBER 31, 1993..........      --          21         210,314        (39,692)        170,643
  Net loss............................                                            (16,652)        (16,652)
                                         -----       -----       ---------      ---------        --------
BALANCE AT DECEMBER 31, 1994..........   $  --       $  21       $ 210,314      $ (56,344)       $153,991
                                         =====       =====       =========      =========        ========

          See accompanying notes to consolidated financial statements.

                      KING HOLDING CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1994
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Business -- King Holding Corp. (the "Company") owns and operates certain television stations and cable television properties throughout the central and western United States and Hawaii. The Company was formed as a joint venture between the Providence Journal Holding Company, Inc. and subsidiaries ("Providence Journal") and an investment banking organization (the "Investor Stockholder"). The Providence Journal and Investor Stockholder each own a 50% interest in the Company. On February 25, 1992, the Company acquired the outstanding capital stock of King Broadcasting Company ("KBC"), the parent company of King Videocable Company ("KVC"), for a purchase price of approximately $364,000 plus assumed liabilities aggregating $183,000 (the "Acquisition"). The Acquisition has been accounted for as a purchase, and accordingly, the accompanying consolidated statements of operations, stockholders' equity, and cash flows include the operations of the Company and its subsidiaries commencing February 25, 1992. The purchase price was funded through the initial capitalization of the Company and proceeds received from debt financing with a syndicate of banks (see Note 5). As part of the initial capitalization of the Company, the Providence Journal was awarded a warrant allowing for the purchase of 2,012 shares of Class B nonvoting common stock at $.10 per share.

     During 1994 the Company entered into a plan to dispose of its Cable operations (see Note 2).

  Summary of Significant Accounting Policies

     Basis of Presentation -- The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The accompanying consolidated financial statements differ from those previously issued by the Company due to the reporting of its discontinued cable operations (see Note 2). All significant transactions between the consolidated entities have been eliminated (see Note 9).

     Revenue Recognition -- Revenues from broadcast activities are recognized as advertisements are broadcast. Revenues from cable activities are recognized as the services are provided.

     Investment in Nonconsolidated Partnerships -- The Company has made certain investments in media partnerships as a limited and general partner with voting interests of approximately 10% and 50%, respectively. These investments are accounted for using the equity method and are included in net assets of discontinued operations. Income attributable to the Company's proportional share of the partnership earnings is reported within other expense.

     Allowance for Doubtful Accounts -- The allowance for doubtful accounts related to continuing operations at December 31, 1994 aggregated $1,200.

     Property and Equipment -- Property and equipment are recorded at cost, or in the case of property and equipment acquired as a result of the Acquisition, at appraised fair value at the date of purchase. Cable system betterments, including materials, labor and interest, are recorded at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the related assets, generally three to twenty years.

     In 1993, due to provisions of the Cable Television Consumer Protection and Competition Act of 1992 ("Cable Act") which effectively transferred ownership of wiring and additional outlets installed in a customer's residence, KVC accelerated the depreciation of these items based upon the estimated customer churn rate and expensed all costs of installation and wiring in the home as incurred effective January 1, 1993. The charge recorded in December 1993 related to these items aggregated $4,607 and is reflected in discontinued operations.

                      KING HOLDING CORP. AND SUBSIDIARIES

     Deferred Financing Costs -- Costs of obtaining debt financing have been deferred and are being amortized using the straight-line method over the amortization period of the related debt (ten years). Included in such costs are $12,000 of fees paid to the Company's stockholders to assist in the arrangement of the financing. Accumulated amortization at December 31, 1994 aggregated $4,201.

     Intangible Assets -- Intangible assets are recorded at their appraised fair value at the date of Acquisition. Amortization is provided using the straight-line method over the estimated useful lives of the related assets, generally fifteen to forty years. The Company evaluates the recoverability of intangible assets by reviewing the performance of the underlying operations, in particular the future undiscounted operating cash flows. The Company also evaluates the amortization periods of the intangible assets to determine whether events or circumstances warrant revised estimates of useful lives.

     Film and Syndication Rights -- Assets and liabilities related to film and syndication rights are recorded at cost, when the related film or television series is available for broadcast. Film rights assets are amortized using principally accelerated methods, based on the anticipated value of each film showing and the number of anticipated showings. Syndication rights are amortized ratably over the term of the series expected showing.

     Cash and Cash Equivalents -- The Company considers all short-term, highly liquid investments purchased with remaining maturities of three months or less to be cash equivalents.

     Supplemental cash flow information for the years ended December 31, 1993 and 1994 is as follows:

                                                                        1993        1994
                                                                       -------     -------
    Cash paid for interest...........................................  $25,453     $25,165
    Cash paid for income taxes.......................................    3,021       4,736

     Income Taxes -- Deferred income taxes are provided to recognize temporary differences between book and tax bases of the Company's assets and liabilities and the effects of credits and other items not yet recognized for tax purposes.

     Interest Rate Swaps -- The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. Derivative financial instruments are used only to manage well-defined interest rate risks.

     The Company has entered into interest rate swap agreements which are accounted for as a hedge of the obligation and accordingly, the net swap settlement amount is recorded as an adjustment to interest expense in the period incurred. Gains and losses upon settlement of a swap agreement are deferred and amortized over the remaining term of the agreement.

     Net Loss Per Common Share -- Net loss per common share is computed using the weighted average number of common shares outstanding during the year.

     Reclassifications -- The accompanying statements of cash flows have been reclassified to present cash flows from discontinued operations in investing activities.

2. DISCONTINUED OPERATIONS (INFORMATION SUBSEQUENT TO FEBRUARY 10, 1995 IS UNAUDITED)

     In November 1994, the Providence Journal entered into an agreement with Continental Cablevision, Inc. ("Continental") whereby Continental would acquire all of the Providence Journal's cable operations, both wholly and partly owned. Under the terms of the agreement, as modified in August 1995 (the "August Modification"), in an integrated transaction, KBC sold its entire interest in KVC to Continental for proceeds which approximated $405 million. Simultaneously with this transaction, the Providence Journal acquired the remaining 50% interest in the Company held by the Investor Stockholder, thus becoming sole owner of the

                      KING HOLDING CORP. AND SUBSIDIARIES

Company. Immediately thereafter, the remaining cable operations of the Providence Journal were merged into Continental in accordance with the terms of the agreement in a tax-free transaction.

     Prior to the August Modification, the transaction had been structured to qualify as a tax-free exchange effected through a distribution of assets to the shareholders, which would have resulted in no gain or loss for the Company. Accordingly, the Company provided for the anticipated operating losses of KVC through the expected date of its disposal in the Company's 1994 financial statements. The provision for loss during the phase-out period, recorded by the Company during 1994, including allocated interest of $18,258, net of taxes was $12,078. Proceeds of the transaction were used to repay all of the Company's existing longterm debt and to settle the outstanding interest rate swaps.

     The net assets of KVC have been segregated in the accompanying consolidated balance sheets as "net assets of discontinued operations". Net assets to be acquired consist primarily of property and equipment, and intangible assets. Such amounts have been reported net of costs and expenses expected to be incurred through the disposal date.

     The results of operations of KVC have been reported as discontinued operations in the accompanying consolidated statements of operations. Prior year financial statements have been reclassified to conform to the current year presentation. The condensed statements of operations relating to the discontinued cable operations are presented below:

                                                                     1993          1994
                                                                   ---------     ---------
    Revenues.....................................................  $  83,538     $  84,174
    Costs and expenses...........................................   (106,342)     (101,261)
                                                                   ---------     ---------
    (Loss) before income taxes...................................    (22,804)      (17,087)
    Income tax benefit...........................................      7,415         5,250
                                                                   ---------     ---------
              Net (loss).........................................  $ (15,389)    $ (11,837)
                                                                   =========     =========

3. PROPERTY AND EQUIPMENT

     Property and equipment of continuing operations consisted of the following at December 31:

                                                                                  1994
                                                                                --------
    Land and buildings........................................................  $ 40,225
    Broadcast equipment.......................................................    30,352
    Office equipment..........................................................     2,979
    Leasehold improvements....................................................     1,207
    Construction-in-process...................................................     4,343
                                                                                --------
              Total...........................................................    79,106
    Less accumulated depreciation and amortization............................   (20,975)
                                                                                --------
    Property and equipment -- net.............................................  $ 58,131
                                                                                ========

                      KING HOLDING CORP. AND SUBSIDIARIES

4. INTANGIBLE ASSETS

     Intangible assets of continuing operations consisted of the following at December 31:

                                                                                  1994
                                                                                --------
    FCC license agreements....................................................  $ 59,780
    Goodwill..................................................................    28,774
    Advertiser relations......................................................    47,200
    Other.....................................................................     7,669
                                                                                --------
              Total...........................................................   143,423
    Less accumulated amortization.............................................   (19,353)
                                                                                --------
    Intangible assets -- net..................................................  $124,070
                                                                                ========

5. FINANCING AGREEMENTS

     The Company has a credit agreement (the "Credit Agreement") with a syndicate of banks which consists of a revolving credit facility, "swing" loans (as defined), and a term loan.

     The revolving credit facility provides for borrowings of up to $50,000 of which $10,800 was outstanding on December 31, 1994. Borrowings outstanding under the facility are payable in full in February 2000. The term loan of $283,249 is payable in 32 quarterly installments commencing in March 1994.

     "Swing" loans are available to the Company from the lead bank of the syndicate. "Swing" loans are available up to a maximum aggregate borrowing level of $5,000 at any one time, and are generally subject to the same repayment terms as the revolving credit facility.

     Borrowings under the Credit Agreement bear interest at either a bank's CD rate plus an applicable margin (as defined), the LIBOR rate plus the applicable margin or an alternate base rate determined as the greater of a bank's prime rate, the Federal Funds rate plus 1/2% or a secondary market determined rate plus 1 1/4% all determined at the Company's option. At December 31, 1994, the interest rate on the revolving credit facility was 7.375%. During 1994, interest rates on the term loan ranged between 4.88% and 7.75%, based on the one and three month LIBOR rates, respectively.

     In connection with the Credit Agreement, the Company is required to pay an annual fee of 3/8 of 1% of the average daily unused availability under the revolving credit facility. In addition, the Company is required to pay the lead bank an annual fee of 3/8 of 1% of the average daily unused "swing" loan availability. Such fees aggregated $187, $194 in 1993 and 1994, respectively.

     The Credit Agreement contains certain limitations on additional indebtedness, capital expenditures, payments to affiliates and disposition of assets and requires the Company to maintain certain leverage and interest coverage ratios, all as defined in the Agreement.

     At December 31, 1994, long-term debt was due as follows: 1995 -- $28,804; 1996 -- 38,408; 1997 -- $38,408; 1998 -- $38,408; 1999 -- $28,804;
thereafter -- $121,217.

     In March 1992, the Company entered into two interest rate swap agreements to minimize interest rate risk on its revolving and term credit facilities described above and to access lower interest rates in certain markets. The interest rate under the swap agreements is equal to 7.23%, plus an applicable margin as defined in the revolving credit and term loan facility, which effectively sets the interest rate at 8.6%. The agreements expire March 25, 1999 and cover $250,000 of notional principal amount.

                      KING HOLDING CORP. AND SUBSIDIARIES

     The Company recorded additional interest expense during 1993 and 1994 totaling approximately, $9,915 and $7,427, respectively, which represents the excess of the swap agreement rate over the original contractual rate. The notional amounts and respective periods covered under the agreements are as follows:

    AMOUNT
    ------
    $250,000...........................................  March 25, 1992 -- March 25, 1995
    $200,000...........................................  March 25, 1995 -- March 25, 1996
    $160,000...........................................  March 25, 1996 -- March 25, 1997
    $110,000...........................................  March 25, 1997 -- March 25, 1998
    $ 50,000...........................................  March 25, 1998 -- March 25, 1999

     The Company is exposed to credit loss in the event of nonperformance by the other parties to the interest rate swap agreements, however, the Company does not anticipate nonperformance under the agreement.

     KVC has been allocated interest (including amortization of deferred financing costs) of $19,054 and $18,224 for the years ended December 31, 1993 and 1994, respectively. Interest expense has been allocated to KVC based upon intercompany financing in connection with the Acquisition. The effective interest rate used in these allocations was 8.36% during these periods. The common stock and assets of the Company are pledged to collateralize all external financing arrangements.

6. EMPLOYEE BENEFIT PLANS

     In connection with the Acquisition described in Note 1, the Company assumed a defined benefit pension plan (the "Plan"). The Plan covers all qualified employees who meet certain employment service and age requirements and are not covered by union pension plans. Net periodic pension cost is comprised of the components listed below, as determined using the actuarial cost aggregate method. The Company's funding policy is to make annual contributions to the Plan in such amounts necessary to fund benefits provided by the Plan on the basis of information provided by the Plan's actuary.

     Consolidated net periodic pension cost without regard to the effect of the discontinued operations for the years ended December 31, 1993 and 1994 is as follows:

                                                                        1993        1994
                                                                       -------     -------
    Service cost for benefits earned during the period...............  $   852     $   908
    Interest cost on projected benefit obligation....................    1,804       1,896
    Return on Plan assets............................................   (2,481)        774
    Net deferral.....................................................      323      (3,030)
    Amortization of prior service cost...............................       --         (18)
                                                                       -------     -------
              Total..................................................  $   498     $   530
                                                                       =======     =======

                      KING HOLDING CORP. AND SUBSIDIARIES

     The following table sets forth the Plan's funded status and obligations at December 31, 1994 without regard to the effect of the discontinued operations:

                                                                                  1994
                                                                                --------
    Actuarial present value of accumulated benefit obligations, including vested benefits of $20,012..............................................  $(23,146)
                                                                                ========
    Projected benefit obligation..............................................  $(26,596)
    Plan assets at fair value, consisting of cash and equity securities.......    28,226
                                                                                --------
    Plan assets in excess of projected benefit obligation.....................     1,630
    Prior service cost........................................................      (176)
    Unrecognized net loss.....................................................     1,955
                                                                                --------
    Pension asset.............................................................  $  3,409
                                                                                ========

     The assumptions used in the above valuations are as follows:

                                                                             1993     1994
                                                                             ----     ----
    Discount rate..........................................................  7.5%     7.5%
    Rate of increase in compensation levels................................  5.0      5.0
    Expected long-term rate of return on assets............................  8.5      8.5

     In 1993, the Company instituted an employee savings plan (401(k) Plan) to provide benefits for substantially all employees of the Company meeting certain eligibility requirements. The plan requires the Company to match 25% of employee contributions, up to a maximum of 1% of covered compensation. Expense related to the plan without regard to the effect of the discontinued operations aggregated $228 and $252 for the years ended December 31, 1993 and 1994, respectively.

     Pension expense allocated to KVC pursuant to these plans aggregated $60 and $54 for 1993 and 1994, respectively. Further, prepaid pension costs with respect to the defined benefit plan of $457 and $384 have been allocated to KVC at December 31, 1993 and 1994, respectively.

7. INCOME TAXES

     The income tax provision for continuing operations recorded for the years ended December 31, 1993 and 1994 consists of the following:

                                                                          1993       1994
                                                                         ------     ------
    Currently payable:
      Federal..........................................................  $5,577     $8,103
      State............................................................     579      1,486
                                                                         ------     ------
              Total....................................................   6,156      9,589
                                                                         ------     ------
    Deferred:
      Federal..........................................................     651       (886)
      State............................................................     (20)       140
                                                                         ------     ------
              Total....................................................     631       (746)
                                                                         ------     ------
    Income tax provision -- net........................................  $6,787     $8,843
                                                                         ======     ======

                      KING HOLDING CORP. AND SUBSIDIARIES

     A reconciliation of the net income tax provision computed using the U.S. federal statutory rate of 35% (34% in 1993) to pretax income from continuing operations was as follows:

                                                                          1993       1994
                                                                         ------     ------
    Computed "expected" tax expense....................................  $2,614     $5,637
    Amortization of goodwill...........................................   1,800      1,850
    State and local taxes, net of federal tax benefit..................     362      1,057
    Enacted future rate change.........................................   1,880        362
    Other..............................................................     131        (63)
                                                                         ------     ------
    Effective tax......................................................  $6,787     $8,843
                                                                         ======     ======

     The significant components of deferred income tax provision attributable to income from continuing operations for the years ended December 31, 1993 and 1994 are as follows:

                                                                        1993        1994
                                                                       -------     -------
    Deferred income tax (exclusive of the effects of other
      components below)..............................................  $(1,950)    $(4,899)
    (Increase) decrease in alternative minimum tax...................      701       3,845
    State net operating loss benefit, net of federal tax.............       --         244
    Federal net operating loss benefit...............................       --          64
    Enacted future rate change.......................................    1,880          --
                                                                       -------     -------
    Total deferred tax provision (benefit)...........................  $   631     $  (746)
                                                                       =======     =======

     The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31, 1994 are presented below:

                                                                                  1994
                                                                                 -------
    Deferred tax assets:
      Accounts receivable, principally due to allowance for doubtful
         accounts..............................................................  $   279
      Film and syndication rights, principally due to different accounting
         methods...............................................................      511
      Compensated absences, principally due to accrual for financial reporting
         purposes..............................................................      212
      Net operating loss carryforwards.........................................       13
      Alternative minimum tax credit carryforwards.............................       --
      Other....................................................................    1,186
                                                                                 -------
    Gross deferred tax assets..................................................    2,201
                                                                                 -------
    Deferred tax liabilities:
      Property and equipment, principally due to basis differences.............   17,778
      Retirement plan, principally due to accrual for financial reporting
         purposes..............................................................    1,256
      Enacted future rate increases............................................       --
      Other....................................................................      369
                                                                                 -------
    Gross deferred tax liabilities.............................................   19,403
                                                                                 -------
    Net deferred tax liabilities...............................................  $17,202
                                                                                 =======

     At December 31, 1994, the Company has net operating loss carryforwards of $75,000 for state income tax purposes which are available to offset future state taxable income, if any, through 2009. Approximately $54,000 of these net operating loss carryforwards were present at Acquisition and, due to uncertainty of eventual realization, a full valuation reserve was provided against these assets at that time. Should these net

                      KING HOLDING CORP. AND SUBSIDIARIES
operating loss carryforwards be realized in the future, the effect would be to reduce the recorded value of certain intangible assets.

8. COMMITMENTS

     Film and Syndication Rights -- The Company has entered into certain film and syndication rights' agreements which allow for showings of certain programs over various periods. At December 31, 1994, film and syndication rights liabilities related to programs available for broadcast are due as follows:

            1995........................................................  $7,753
            1996........................................................     787
            1997........................................................     487
            1998........................................................     189
            1999........................................................      38
            Thereafter..................................................      --
                                                                          ------
                      Total.............................................  $9,254
                                                                          ======

     In addition, the Company has entered into film and syndication rights' agreements covering programs not yet available for broadcast. No asset or liability related to these programs has been reflected in the financial statements. At December 31, 1994, the Company had executed contracts aggregating $36,745 (net of deposits) for programs not yet available for broadcast.

     Operating Leases -- The Company leases office and other facilities under operating leases expiring at various dates through 2004. At December 31, 1994, minimum payments required under noncancelable leases with terms in excess of one year for continuing operations are as follows:

            1995........................................................  $  888
            1996........................................................     880
            1997........................................................     812
            1998........................................................     567
            1999........................................................     309
            Thereafter..................................................     899
                                                                          ------
                      Total.............................................  $4,355
                                                                          ======

     Rent expense under operating leases from continuing operations aggregated $383 and $490 for the years ended December 31, 1993 and 1994, respectively.

9. RELATED-PARTY TRANSACTIONS

     The Company has entered into a management agreement (the "Management Agreement") with the Providence Journal, under the terms of which the Providence Journal will operate and manage the Company's cable systems and KBC's television stations through February 1997. The Management Agreement provides for a base management fee of $2,525 per year and payment of bonuses based on operating cash flow (as defined in the Management Agreement) at the end of each fiscal year for managing both the Company and KBC. No bonus was earned during 1994 and 1993. In addition, the Management Agreement provides for the awarding of certain warrant bonuses, both on an annual and cumulative basis, based on operating cash flow at the end of defined periods. Through December 31, 1994, the Providence Journal had been awarded warrant bonuses providing for the purchase of 1,552 shares, of the Company's Class B nonvoting common stock at $0.10 per share. Compensation expense recorded related to these warrant issuances aggregated $335 in 1993. Based upon the purchase and sale agreement (See note 2) whereby the Providence Journal will buy out the

                      KING HOLDING CORP. AND SUBSIDIARIES

Investor Stockholder for a fixed price, it is not probable that the Providence Journal will exercise any outstanding warrants and accordingly, the Company has not recorded compensation expense during 1994.

     The Providence Journal is also entitled to compensation for out-of-pocket costs incurred in its capacity as manager of the cable systems for which the Company reimbursed the Providence Journal $2,842 and $3,844 during 1993, and 1994, respectively.

     The Company is also obligated to pay the Providence Journal an annual $1,000 governance fee, in advance, on December 20 of each year.

     The Company entered into a consulting and advisory services agreement (the "Services Agreement") with the Investor Stockholder. Under the terms of the Services Agreement, the Company is obligated to pay the Investor Stockholder an annual fee of $1,000, in advance, on January 1 of each year.

     For the years ended December 31, 1993 and 1994, KVC has been allocated expenses under the terms of the Management Agreement, and other related fees discussed above, aggregating $2,034 and $1,901, respectively.

10. FAIR VALUE DISCLOSURE

     Current Assets and Liabilities -- The carrying amount of cash, trade receivables, trade accounts payable and accrued expenses approximates fair value because of the short maturity of these instruments.

     Long-term Debt -- The fair values of each of the Company's long-term debt instruments are based on the amount of future cash flows associated with each instrument discounted using current borrowing rates for similar debt instruments of comparable maturity. The fair value of long-term debt approximated carrying value at December 31, 1994.

     Interest Rate Swaps -- The fair value of interest rate swaps is the amount at which they could be settled based on estimates obtained from dealers. The amount required to settle outstanding interest rate swaps at December 31, 1994 approximated $3,575 (gain).

11. COMMITMENTS AND CONTINGENCIES

     The Company is the defendant in a number of legal actions, the outcome of which management believes, based upon the advice of counsel, will not have a material effect on the Company's financial position or results of operations.

     The Company has outstanding letter of credit commitments amounting to $756 as of December 31, 1994.

     In October 1992, the Congress of the United States passed the Cable Act. As a result of the Cable Act, several cable television systems of the Company are subject to regulation by local franchise authorities and/or the FCC. Regulations imposed by the Cable Act, among other things, allow regulators to limit and reduce the rates that cable operators can charge for certain basic cable television services and equipment rental charges. The Company has been notified by certain franchise authorities that various regulated rates charged to subscribers were in excess of the rates permitted. The Company has reviewed the notifications as well as the disputed rates and has accrued for amounts it believes it may be required to refund. Further rules and regulations are being considered by the FCC, however, these regulations have not yet been finalized. The ultimate impact on the operations of the Company resulting from existing rules and regulations and proposed rules and regulations, if any, cannot be determined.

                                                                      APPENDIX A
================================================================================

                              AMENDED AND RESTATED

                          AGREEMENT AND PLAN OF MERGER

                         DATED AS OF SEPTEMBER 26, 1996

                                     AMONG

                             A.H. BELO CORPORATION,

                              A H FINANCE COMPANY

                                      AND

                         THE PROVIDENCE JOURNAL COMPANY

================================================================================

                               TABLE OF CONTENTS

                                                                                       PAGE
                                                                                       ----
ARTICLE I THE MERGER.................................................................
  SECTION 1.01.  The Merger..........................................................   A-1
  SECTION 1.02.  Closing.............................................................   A-1
  SECTION 1.03.  Effective Time......................................................   A-2
  SECTION 1.04.  Effects of the Merger...............................................   A-2
  SECTION 1.05.  Certificate of Incorporation of Surviving Corporation; Contribution
                 of Newspaper Assets; Certificate of Incorporation and By-laws of
                 Newco...............................................................   A-2
  SECTION 1.06.  Directors of Newco..................................................   A-2
  SECTION 1.07.  Officers of Newco...................................................   A-3

ARTICLE II EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS;
EXCHANGE OF CERTIFICATE..............................................................   A-3
  SECTION 2.01.  Conversion of Stock.................................................   A-3
  SECTION 2.02.  Exchange of Certificates............................................   A-6
  SECTION 2.03.  Dissenting Shares...................................................   A-8

ARTICLE III REPRESENTATIONS AND WARRANTIES...........................................   A-9
  SECTION 3.01.  Representations and Warranties of the Company.......................   A-9
  SECTION 3.02.  Representations and Warranties of Parent and Sub....................  A-16

ARTICLE IV COVENANTS RELATING TO CONDUCT OF BUSINESS.................................  A-23
  SECTION 4.01.  Conduct of Business.................................................  A-23
  SECTION 4.02.  No Solicitation.....................................................  A-25

ARTICLE V ADDITIONAL AGREEMENTS......................................................  A-26
  SECTION 5.01.  Preparation of the Form S-4 and the Proxy Statement; Stockholders
                 Meetings............................................................  A-26
  SECTION 5.02.  Letters of the Company's Accountants................................  A-26
  SECTION 5.03.  Letters of Parent's Accountants.....................................  A-27
  SECTION 5.04.  Access to Information; Confidentiality..............................  A-27
  SECTION 5.05.  Reasonable Efforts..................................................  A-27
  SECTION 5.06.  Indemnification and Insurance.......................................  A-29
  SECTION 5.07.  Fees and Expenses...................................................  A-29
  SECTION 5.08.  Public Announcements................................................  A-30
  SECTION 5.09.  Affiliates..........................................................  A-30
  SECTION 5.10.  NYSE Listing........................................................  A-30
  SECTION 5.11.  Stockholder Litigation..............................................  A-30
  SECTION 5.12.  Directorships of Parent.............................................  A-30
  SECTION 5.13.  Stock Options.......................................................  A-31
  SECTION 5.14.  Benefit Plans.......................................................  A-31
  SECTION 5.15.  Independent Governance Structure for the Company's Newspaper
                 Business............................................................  A-32
  SECTION 5.16.  Charitable Contributions............................................  A-32
  SECTION 5.17.  Company Stockholder Agreements......................................  A-32

ARTICLE VI CONDITIONS PRECEDENT......................................................  A-32
  SECTION 6.01.  Conditions to Each Party's Obligation to Effect the Merger..........  A-32
  SECTION 6.02.  Conditions to Obligations of Parent and Sub.........................  A-33
  SECTION 6.03.  Conditions to Obligations of the Company............................  A-34

ARTICLE VII TERMINATION, AMENDMENT AND WAIVER........................................  A-34
  SECTION 7.01.  Termination.........................................................  A-34
  SECTION 7.02.  Effect of Termination...............................................  A-35
  SECTION 7.03.  Amendment...........................................................  A-35
  SECTION 7.04.  Extension; Waiver...................................................  A-35
  SECTION 7.05.  Procedure for Termination, Amendment, Extension or Waiver...........  A-35

                                                                                       PAGE
                                                                                       ----
ARTICLE VIII GENERAL PROVISIONS......................................................  A-35
  SECTION 8.01.  Nonsurvival of Representations and Warranties.......................  A-35
  SECTION 8.02.  Notices.............................................................  A-36
  SECTION 8.03.  Definitions.........................................................  A-36
  SECTION 8.04.  Interpretation......................................................  A-38
  SECTION 8.05.  Counterparts........................................................  A-38
  SECTION 8.06.  Entire Agreement; No Third-Party Beneficiaries......................  A-38
  SECTION 8.07.  Governing Law.......................................................  A-38
  SECTION 8.08.  Assignment..........................................................  A-38
  SECTION 8.09.  Enforcement.........................................................  A-38
  SECTION 8.10.  Severability........................................................  A-39

                              AMENDED AND RESTATED
                          AGREEMENT AND PLAN OF MERGER

     AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (this "Agreement") dated as of September 26, 1996, among A.H. Belo Corporation, a Delaware corporation ("Parent"), A H Finance Company, a Delaware corporation and a wholly owned subsidiary of Parent ("Sub") and The Providence Journal Company, a Delaware corporation (the "Company").

                                    RECITALS

     WHEREAS, the respective Boards of Directors of Parent, Sub and the Company, and Parent acting as the sole stockholder of Sub, have approved the merger of the Company with and into Sub (the "Merger"), upon the terms and subject to the conditions set forth in this Agreement, pursuant to which each issued and outstanding share of the Company's Class A Common Stock, par value $1.00 per share (the "Company Class A Common Stock"), and the Company's Class B Common Stock, par value $1.00 per share (the "Company Class B Common Stock" and together with the Class A Common Stock, the "Company Common Stock"), other than shares owned directly or indirectly by Parent or the Company, will be converted into the right to receive the Merger Consideration (as defined in Section 2.01(a)); and

     WHEREAS, as a condition to the willingness of Parent to enter into this Agreement, those directors and officers of the Company who are also stockholders of the Company (the "Company Significant Stockholders") listed on Schedule A attached to the Company Stockholder Agreement (as defined below) have entered or will enter into that certain Stockholder Agreement, dated as of the date hereof (the "Company Stockholder Agreement"), which provides, among other things, that, subject to the terms and conditions thereof, each Company Significant Stockholder will vote the shares of Company Common Stock which he owns directly in his individual capacity in favor of the Merger and the approval and adoption of this Agreement; and

     WHEREAS, Parent, Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger; and

     WHEREAS, as a condition to the willingness of the Company to enter into this Agreement, those directors of Parent who are also stockholders of Parent (the "Parent Significant Stockholders") listed on Schedule A attached to the Parent Stockholder Agreement (as defined below) have entered or will enter into that certain Stockholder Agreement, dated as of the date hereof (the "Parent Stockholder Agreement" and together with the Company Stockholder Agreement, the "Stockholder Agreements"), which provides, among other things, that, subject to the terms and conditions thereof, each Parent Significant Stockholder will vote the shares of Parent Common Stock (as defined in Section 3.02(c)) which he or she owns in his or her individual capacity in favor of the issuance of the shares of Parent Series A Common Stock (as defined in Section 2.01(a)) and any other transactions contemplated in this Agreement for which the approval of the stockholders of Parent shall be required under applicable law or the rules of any securities exchange on which such shares are listed; and

     WHEREAS, for Federal income tax purposes, it is intended that the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the "Code"); and

     NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties hereto agree as follows:

                                   ARTICLE I

                                   THE MERGER

     SECTION 1.01. The Merger. (a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the "DGCL"), the Company shall be merged with and into Sub at the Effective Time (as defined in Section 1.03). Following the Effective

Time, the separate corporate existence of the Company shall cease and Sub shall continue as the surviving corporation (the "Surviving Corporation") and shall succeed to and assume all the rights and obligations of the Company in accordance with the DGCL.

     (b) At the election of Parent, any direct wholly owned subsidiary of Parent may be substituted for Sub as a constituent corporation in the Merger. In such event, the parties agree to execute an appropriate amendment to this Agreement in order to reflect such substitution.

     SECTION 1.02. Closing. The closing of the Merger (the "Closing") will take place at 10:00 a.m. on a date to be specified by the parties, which (subject to the prior satisfaction or waiver of the conditions set forth in Sections 6.01,
6.02 and 6.03) shall be no later than the second business day after the day on which the conditions set forth in Section 6.01 have been satisfied or waived, at the offices of Gibson, Dunn & Crutcher LLP, 200 Park Avenue, New York, New York 10166, unless another time, date or place is agreed to in writing by the parties hereto. The date on which the Closing occurs is hereinafter referred to as the "Closing Date."

     SECTION 1.03. Effective Time. Subject to the provisions of this Agreement, as soon as practicable on or after the Closing Date, the parties shall file a certificate of merger or other appropriate documents (in any such case, the "Certificate of Merger") executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL to effectuate fully the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Delaware Secretary of State, or at such other time as Sub and the Company shall agree should be specified in the Certificate of Merger (the time the Merger becomes effective being hereinafter referred to as the "Effective Time").

     SECTION 1.04. Effects of the Merger. The Merger shall have the effects set forth in Section 259 of the DGCL.

     SECTION 1.05. Certificate of Incorporation of Surviving Corporation; Contribution of Newspaper Assets; Certificate of Incorporation and By-laws of Newco.

     (a) The certificate of incorporation of Sub as in effect at the Effective Time shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

     (b) Prior to the Closing Date, the Company shall form under the laws of the State of Delaware a direct, wholly-owned subsidiary ("Newco") which, prior to the date on which such assets are transferred pursuant to the succeeding sentence, shall have no assets and will have conducted no business operations (except for de minimus assets and operations necessary for its formation and qualification as a foreign corporation). Promptly after the Effective Time, the Surviving Corporation shall transfer to Newco all of the assets, liabilities and businesses relating to the Providence Journal-Bulletin and The Providence Sunday Journal in a transaction described in Section 368(a)(2)(C) of the Code; provided, however, that such transfer and all transactions to be undertaken in connection therewith shall not be covered by or otherwise relate to Providence Journal's representations and warranties herein and shall not in any way expand the conditions to, or otherwise affect or delay, the obligation of the parties to consummate the Merger in accordance with this Agreement.

     (c) The certificate of incorporation of Newco as in effect at the Effective Time, in the form attached hereto as Exhibit A.1, shall be the certificate of incorporation of Newco until thereafter changed or amended as provided therein or by applicable law; provided that Article One of the certificate of incorporation of Newco shall be amended in its entirety to read as follows: "The name of the corporation is The Providence Journal Company."

     (d) The by-laws of Newco as in effect at the Effective Time, in the form attached hereto as Exhibit A.2, shall be the by-laws of Newco, until thereafter changed or amended as provided therein or by applicable law.

     SECTION 1.06. Directors of Newco. The directors of the Company immediately prior to the Effective Time shall become the directors of Newco at the Effective Time, until the earlier of their resignation or removal or until their respective successors are duly appointed or elected, as the case may be, in accordance with the certificate of incorporation of Newco and applicable law.

     SECTION 1.07. Officers of Newco. The officers of the Company immediately prior to the Effective Time shall be the officers of Newco at the Effective Time, until the earlier of their resignation or removal or until their respective successors are duly appointed or elected and qualified, as the case may be, in accordance with the certificate of incorporation of Newco and applicable law.

                                   ARTICLE II

                EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE
               CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

     SECTION 2.01. Conversion of Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Sub, the Company or the holders of any of the following securities:

          (a) Subject to Section 2.01(b) and the allocation provisions set forth below, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (excluding any treasury shares, shares held directly or indirectly by Parent and Dissenting Shares (as defined in Section 2.03) as to which appraisal rights have been perfected under the DGCL) shall be converted into:

             (i) the right to receive a number of shares of Parent's Series A common stock, $1.67 par value, including associated Parent Rights (as defined in Section 3.02(c)) ("Parent Series A Common Stock"), equal to the sum of (A) 0.5333 and (B) the quotient (calculated to the nearest 0.0001) of $12.33 divided by the Valuation Period Stock Price (such sum, the "Exchange Ratio"),

             (ii)  the right to receive in cash, without interest, the sum of
        (A) $12.33 and (B) the product of 0.5333 and the Valuation Period Stock Price (such sum, the "Per Share Cash Amount"),

             (iii) the right to receive 0.5333 shares of Parent Series A Common Stock and $12.33 in cash, without interest (the "Mixed Consideration") or

             (iv) the right to receive a combination of shares of Parent Series A Common Stock and cash determined in accordance with Section 2.01(d),
        Section 2.01(e) or Section 2.01(f) (the consideration provided for in this Section 2.01(a) in exchange for each share of Company Common Stock is referred to herein as the "Merger Consideration" and the aggregate of such consideration provided in exchange for all shares of Company Common Stock is referred to herein as the "Aggregate Merger Consideration");

     provided, however, that, in any event, if between the date of this Agreement and the Effective Time the outstanding shares of Parent Series A Common Stock or Company Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Exchange Ratio, the Per Share Cash Amount and the Mixed Consideration shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares. The "Valuation Period Stock Price" means the average of the NYSE (as defined in Section 6.01) closing sale prices for the Parent Series A Common Stock (as reported in The Wall Street Journal or, in the absence thereof, by another authoritative source) for the ten consecutive trading-day period ending on the tenth day immediately prior to the anticipated Closing Date. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (excluding any treasury shares, shares held directly or indirectly by Parent and Dissenting Shares as to which appraisal rights shall have been perfected under the DGCL) shall at the Effective Time no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each certificate previously evidencing any such shares ("Certificates") shall thereafter represent the right to receive only the Merger Consideration. The holders of Certificates shall cease to have any rights with respect to the shares of Company Common Stock previously represented thereby, except as otherwise provided herein or by law. Such certificates previously evidencing such shares of Company Common Stock shall be exchanged for (A) certificates evidencing whole shares of Parent Series A Common Stock issued in consideration therefor or (B) the Per Share Cash Amount multiplied by the number of shares previously evidenced by the cancelled Certificate or (C) a combination of such certificates and cash, in each case in accordance with the allocation procedures of this
     Section 2.01 and upon the surrender of such Certificates in accordance with the provisions of Section 2.02, without interest. No fractional shares of Parent Series A Common Stock shall be issued and, in lieu thereof, a cash payment shall be made pursuant to Section 2.02(e).

          (b) The number of shares of Company Common Stock to be converted into the right to receive cash in the Merger (the "Cash Election Number") shall be equal to the product of (i) the aggregate number of shares of Company Common Stock to be converted in the Merger, which shall be the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (excluding any treasury shares and shares held directly or indirectly by Parent (the "Company Common Stock Number")), and (ii) a fraction, the numerator of which is $12.33 and the denominator of which is the Per Share Cash Amount. The number of shares of Company Common Stock to be converted into the right to receive Parent Series A Common Stock in the Merger (the "Stock Election Number") shall be equal to the difference between (i) the Company Common Stock Number and (ii) the Cash Election Number. The aggregate number of shares of Parent Series A Common Stock constituting the portion of the Aggregate Merger Consideration payable in Parent Series A Common Stock shall equal 0.5333 times the Company Common Stock Number. That portion of the Aggregate Merger Consideration to be paid in cash shall equal $12.33 times the Company Common Stock Number.

          (c) Election forms in such form as Parent and the Company shall mutually agree (each a "Form of Election") and a Letter of Transmittal (as defined in Section 2.02(b)) shall be mailed 30 days prior to the anticipated Effective Time, or such other date as Parent and the Company shall agree (the "Mailing Date"), to each holder of record of Company Common Stock as of five business days prior to the Mailing Date (the "Election Form Record Date"). Each Form of Election shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions) to choose to receive (subject to the allocation and proration procedures set forth below) one of the following in exchange for such holder's shares of Company Common Stock: (i) only cash (a "Cash Election"), (ii) only Parent Series A Common Stock (a "Stock Election") or
     (iii) the Mixed Consideration (a "Mixed Election"). Alternatively, each Form of Election will permit the holder to indicate that such holder has no preference as to the receipt of cash or Parent Series A Common Stock for such holder's shares of Company Common Stock (a "Non-Election"). Holders of record of shares of Company Common Stock who hold such shares as nominees, trustees or in other representative capacities (a "Representative") may submit multiple Forms of Election, provided that such Representative certifies that each such Form of Election covers all the shares of Company Common Stock held by each Representative for a particular beneficial owner.

          Any Company Common Stock (excluding any treasury shares, shares held directly or indirectly by Parent and Dissenting Shares) with respect to which the holder (or the beneficial owner, as the case may be) shall not have submitted to the Exchange Agent an effective, properly completed Form of Election on or before 5:00 p.m. (New York City time) on the 25th day following the Mailing Date (or such other time and date as Parent and the Company may mutually agree) (the "Election Deadline") shall be deemed to be shares of Company Common Stock with respect to which a Non-Election has been made. Dissenting Shares shall be treated as Cash Election Shares for purposes of this Section 2.01 but holders of Dissenting Shares shall not be entitled to any Merger Consideration.

          Parent shall make available (or shall cause the Exchange Agent to make available) one or more separate Forms of Election to all persons who become holders (or beneficial owners) of Company Common Stock between the Form of Election Record Date and the close of business on the business day prior to the Election Deadline upon such holder's request to the Exchange Agent, and the Company shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.

          Any such election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Form of Election by the Election Deadline. A Form of Election shall be deemed properly completed only if accompanied by one or more Certificates (or affidavits and indemnification regarding the loss or destruction of such Certificates reasonably acceptable to Parent or the guaranteed delivery of such Certificates) representing all shares of Company Common Stock covered by such Form of Election, together with a duly executed Letter of Transmittal. Any Form of Election may be revoked or changed by the person submitting such Form of Election at or prior to the Election Deadline. In the event an Form of Election is revoked prior to the Election Deadline, the shares of Company Common Stock represented by such Form of Election shall be deemed to be shares covered by a Non-Election (unless thereafter covered by a duly completed Form of Election) and Parent shall cause the Certificates to be promptly returned without charge to the person submitting the Form of Election upon written request to that effect from such person.

          Parent will have the discretion, which it may delegate in whole or in part to the Exchange Agent, to determine whether Forms of Election have been properly completed, signed and submitted or revoked and to disregard immaterial defects in Forms of Election. If Parent (or the Exchange Agent) shall determine that any purported Cash Election or Stock Election was not properly made, such purported Cash Election or Stock Election shall have no force and effect and the holder making such purported Cash Election or Stock Election shall for purposes hereof be deemed to have made a Non-Election. The decision of Parent (or the Exchange Agent) in all such matters shall be conclusive and binding. Neither Parent nor the Exchange Agent will be under any obligation to notify any person of any defect in a Form of Election submitted to the Exchange Agent. The Exchange Agent shall also make all computations contemplated by this Section 2.01 and all such computations shall be conclusive and binding on the holders of Company Common Stock.

          (d) If the sum of the aggregate number of shares covered by Cash Elections (the "Cash Election Shares") and the aggregate number of such shares covered by Mixed Elections (the "Mixed Election Shares") to be acquired for cash (determined by multiplying the number of Mixed Election Shares by a fraction (the "Mixed Election Cash Fraction"), the numerator of which is $12.33 and the denominator of which is the Per Share Cash Amount (such number of shares referred to as the "Mixed Election Cash Shares")) exceeds the Cash Election Number, then:

             (i) all shares of Company Common Stock covered by Stock Elections (the "Stock Election Shares") and all shares of Company Common Stock covered by Non-Elections (the "Non-Election Shares") shall be converted into the right to receive Parent Series A Common Stock;

             (ii) all Mixed Election Shares shall be converted to a right to receive the Mixed Consideration; and

             (iii) each Cash Election Share shall be converted into the right to receive (A) an amount of cash, without interest, equal to the product of
        (x) the Per Share Cash Amount and (y) a fraction (the "Cash Fraction"), the numerator of which shall be the Cash Election Number minus the number of Mixed Election Cash Shares and the denominator of which shall be the total number of Cash Election Shares and (B) a number of shares of Parent Series A Common Stock equal to the product of (x) the Exchange Ratio and (y) a fraction equal to one minus the Cash Fraction.

          (e) If the sum of the aggregate number of Stock Election Shares and the aggregate number of Mixed Election Shares to be acquired for stock (determined by multiplying the number of Mixed Election Shares by one minus the Mixed Election Cash Fraction (such shares referred to as the "Mixed Election Stock Shares")) exceeds the Stock Election Number, then:

             (i) all Cash Election Shares and all Non-Election Shares shall be converted into the right to receive cash;

             (ii) all Mixed Election Shares shall be converted into a right to receive the Mixed Consideration; and

             (iii) each Stock Election Share shall be converted into the right to receive (A) a number of shares of Parent Series A Common Stock equal to the product of (x) the Exchange Ratio and (y) a fraction (the "Stock Fraction"), the numerator of which shall be the Stock Election Number minus the number of Mixed Election Stock Shares and the denominator of which shall be the total number of Stock Election Shares and (B) an amount in cash, without interest, equal to the product of (x) the Per Share Cash Amount and (y) a fraction equal to one minus the Stock Fraction.

          (f) In the event that neither Section 2.01(d) nor Section 2.01(e) is applicable, then:

             (i) all Cash Election Shares shall be converted into the right to receive cash;

             (ii) all Stock Election Shares shall be converted into the right to receive Parent Series A Common Stock;

             (iii) all Mixed Election Shares shall be converted into a right to receive the Mixed Consideration; and

             (iv) each Non-Election Share shall be converted into the right to receive (A) an amount in cash, without interest, equal to the product of
        (x) the Per Share Cash Amount and (y) a fraction (the "Non-Election Fraction"), the numerator of which shall be the excess of the Cash Election Number over the sum of the total number of Cash Election Shares and the total number of Mixed Election Cash Shares and the denominator of which shall be the excess of the Company Common Stock Number over the sum of the total number of Cash Election Shares, the total number of Mixed Election Shares and the total number of Stock Election Shares and
        (B) a number of shares of Parent Series A Common Stock equal to the product of (x) the Exchange Ratio and (y) a fraction equal to one minus the Non-Election Fraction.

          (g) Each share of Company Common Stock held in the treasury of the Company and each share of Company Common Stock owned by Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof and no payment shall be made with respect thereto.

          (h) Each issued and outstanding share of capital stock of Sub shall continue as a validly issued, fully paid and nonassessable share of common stock, par value of $0.01 per share, of the Surviving Corporation. Each certificate representing any such shares of Sub shall continue to represent the same number of shares of common stock of the Surviving Corporation.

     SECTION 2.02. Exchange of Certificates. (a) Exchange Agent. As of the Effective Time, Parent shall deposit with such bank or trust company as may be designated by Parent (the "Exchange Agent"), for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article II, through the Exchange Agent, (i) certificates representing the shares of Parent Series A Common Stock issuable pursuant to Section 2.01 in exchange for outstanding shares of Company Common Stock and (ii) cash in the amount sufficient to pay the cash portion of the Aggregate Merger Consideration (such shares and cash consideration, together with any dividends or distributions with respect thereto with a record date on or after the day on which the Effective Time occurs and any cash payable in lieu of any fractional shares of Parent Series A Common Stock being hereinafter referred to as the "Exchange Fund").

     (b) Exchange Procedures. No later than the business day after the Effective Time, the Exchange Agent shall mail or, if requested, deliver to each holder of record of a Certificate or Certificates immediately prior to the Effective Time, whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.01, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration (collectively, the "Letter of Transmittal"), unless such record holder shall have submitted a Letter of Transmittal together with the Form of Election pursuant to Section 2.01(c). Upon the later of the Effective Time and the surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor
(x) a certificate representing that number of whole shares of Parent Series A Common Stock and

(y) a certified or bank cashier's check in the amount equal to the cash, which such holder has the right to receive pursuant to the provisions of this Article II (in each case, less the amount of any withholding taxes required under applicable law), and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Series A Common Stock may be issued to a person (as defined in Section 8.03) other than the person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer or other taxes required by reason of the issuance of shares of Parent Series A Common Stock to a person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.02(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration and any cash in lieu of a fractional share of Parent Series A Common Stock which the holder thereof has the right to receive in respect of such Certificate pursuant to this Article II. No interest will be paid or will accrue on any cash payable to holders of Certificates pursuant to this Article II.

     (c) Distributions with Respect to Unexchanged Shares. Notwithstanding any other provisions of this Agreement, no dividends or other distributions with respect to shares of Parent Series A Common Stock with a record date on or after the day on which the Effective Time occurs shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Series A Common Stock represented thereby, and no cash in lieu of a fractional share of Parent Series A Common Stock shall be paid to any such holder pursuant to this Article II, and all such dividends, other distributions and cash in lieu of any fractional share of Parent Series A Common Stock shall be paid by Parent to the Exchange Agent (less the amount of any required withholding taxes) and shall be included in the Exchange Fund, in each case until the surrender of such Certificate in accordance with this Article II. Following surrender of any such Certificate, there shall be issued or paid, as applicable, to the holder thereof
(i) at the time of such surrender, (x) a certificate representing whole shares of Parent Series A Common Stock issued in exchange therefor, (y) the cash portion of the Merger Consideration and any cash payable in lieu of a fractional share of Parent Series A Common Stock to which such holder is entitled pursuant to this Article II and (z) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Series A Common Stock (in each case, without interest and less the amount of any required withholding taxes); and (ii) at the appropriate payment date, the amount of any dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of Parent Series A Common Stock.

     (d) No Further Ownership Rights in Company Common Stock. All shares of Parent Series A Common Stock issued and cash paid upon the surrender for exchange of Certificates in accordance with this Article II shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of Company Common Stock theretofore represented by such Certificates, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by the Company on such shares of Company Common Stock in accordance with the terms of this Agreement or prior to the date of this Agreement and which remain unpaid at the Effective Time, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. Subject to applicable law, Certificates presented after the Effective Time to the Surviving Corporation or the Exchange Agent for any reason shall be cancelled and exchanged as provided in this Article II.

     (e) No Fractional Shares. (i) No certificates or scrip representing fractional shares of Parent Series A Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution of Parent shall relate to such fractional share interests and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Parent.

     (ii) Notwithstanding any other provision of this Agreement, each holder of record of shares of Company Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Series A Common Stock (after taking into account all Certificates delivered by such holder of record) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Parent Series A Common Stock multiplied by the closing sales price of one share of Parent Series A Common Stock on the NYSE Composite Transactions List (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source) on the trading day immediately preceding the Closing Date.

     (f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates for six months after the Effective Time shall be delivered to Parent, upon demand, and any holders of Certificates who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of their claim for the Merger Consideration and any cash in lieu of fractional shares or other dividends or distributions payable to such holders pursuant to this Article II, in each case without interest thereon.

     (g) No Liability. None of Parent, Sub, the Company and the Exchange Agent shall be liable to any person in respect of any shares of Parent Series A Common Stock (or any dividends or distributions with respect thereto or with respect to any shares of Company Common Stock theretofore represented by any Certificate) or any cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificate shall not have been surrendered prior to the date on which any Merger Consideration or any cash in lieu of a fractional share of Parent Series A Common Stock or other dividends or distributions payable to the holder of such Certificate pursuant to this Article II would otherwise escheat to or become the property of any Governmental Entity (as defined in Section 3.01(e)), any such Merger Consideration or cash or other dividends or distributions shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interests of any person previously entitled thereto.

     (h) Lost, Stolen and Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration, cash in lieu of a fractional share of Parent Series A Common Stock, and unpaid dividends and distributions on shares of Parent Series A Common Stock as provided in this Article II, deliverable in respect thereof pursuant to this Agreement.

     (i) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund in U.S. government securities, as directed by Parent, on a daily basis. Any interest and other income resulting from such investments shall be paid to Parent.

     (j) Return of Merger Consideration. Any portion of the Aggregate Merger Consideration made available to the Exchange Agent to pay for Dissenting Shares (as defined in Section 2.03) for which appraisal rights have been perfected shall be returned to Parent, promptly upon demand.

     SECTION 2.03. Dissenting Shares. Notwithstanding Section 2.01, shares of Company Common Stock outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who had demanded appraisal for such shares in accordance with the DGCL (such shares, "Dissenting Shares") shall not be converted into a right to receive the Merger Consideration, unless such holder fails to perfect or withdraws or otherwise loses his right to appraisal. If after the Effective Time such holder fails to perfect or withdraws or loses his right to appraisal, such shares shall be treated under this Agreement as if they had been converted as of the Effective Time into a right to receive the Merger Consideration. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of shares of Company Common Stock, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands.

                                  ARTICLE III

                         REPRESENTATIONS AND WARRANTIES

     SECTION 3.01. Representations and Warranties of the Company. Except as set forth with respect to a specifically identified representation and warranty (other than to the extent it is reasonably evident from one such disclosure that it also applies to one or more other representations and warranties) on the Disclosure Schedule delivered by the Company to Parent at or prior to the execution and delivery of this Agreement (the "Company Disclosure Schedule") or as disclosed in the Company SEC Documents (as defined in Section 3.01(f)) filed and publicly available prior to the date of this Agreement (the "Filed Company SEC Documents"), the Company represents and warrants to Parent and Sub as follows:

          (a) Organization, Standing and Corporate Power. Each of the Company and its Significant Subsidiaries (as defined in Section 8.03) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated and has the requisite corporate power and authority to carry on its business as now being conducted. Each of the Company and its Significant Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, except jurisdictions where the failure to be so qualified or licensed or to be in good standing individually or in the aggregate would not have a material adverse effect (as defined in Section 8.03) on the Company. The Company has delivered to Parent prior to the execution and delivery of this Agreement complete and correct copies of its certificate of incorporation and by-laws.

          (b) Subsidiaries. Paragraph (b) of the Company Disclosure Schedule sets forth a true and complete list of each equity investment in an amount of $5,000,000 or greater made by the Company or any of its subsidiaries in any other person other than the Company's Significant Subsidiaries ("Other Interests"). All the outstanding shares of capital stock of each subsidiary of the Company have been validly issued and are fully paid and nonassessable and are owned by the Company, by another subsidiary of the Company or by the Company and another such subsidiary, free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever (collectively, "Liens"). The Other Interests are owned by the Company, by one or more of the Company's subsidiaries or by the Company and one or more of its subsidiaries, in each case free and clear of all Liens, except for Liens created by any partnership agreements for Other Interests.

          (c) Capital Structure. (i) The authorized capital stock of the Company consists of 150,000,000 shares of Company Class A Common Stock and 46,825,000 shares of Company Class B Common Stock. At the close of business on September 24, 1996, (i) 25,998,450 shares of Company Class A Common Stock were issued and outstanding, (ii) 21,067,650 shares of Company Class B Common Stock were issued and outstanding, (iii) no shares of Company Class A Common Stock and no shares of Company Class B Common Stock were held by the Company in its treasury or by subsidiaries of the Company, (iv) 4,383,000 shares of Company Class A Common Stock were reserved for issuance pursuant to the Company Stock Plans (as defined in Section 5.13), and (v) 75,000,000 shares of Company Class A Common Stock and 23,412,500 shares of Company Class B Common Stock were reserved for issuance pursuant to that certain Rights Agreement, dated as of May 8, 1996 (the "Company Rights Agreement"), between the Company and The First National Bank of Boston, as Rights Agent (the "Company Rights Agent"). Except as set forth above, at the close of business on September 24, 1996, no shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. From September 24, 1996 to the date of this Agreement, no shares of capital stock or other voting securities of the Company have been issued except shares of Company Common Stock pursuant to the Company Stock Plans. There are no outstanding stock appreciation rights or rights (other than the Company Employee Stock Options (as defined in Section 5.13)) to receive shares of Company Common Stock on a deferred basis granted under the Company Stock Plans or otherwise. The aggregate number of shares of Company Common Stock subject to issuance upon exercise of all Company Employee Stock Options does not exceed the aggregate number of shares specified for issuance upon exercise of all Company Employee Stock Options in paragraph (c) of the Company Disclosure Schedule. Except as set forth herein, there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind, to which the Company is a party or by which it is bound, obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of the Company, or obligating the Company to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking.

          (ii) All outstanding shares of capital stock of the Company are, and all shares which may be issued pursuant to the Company Stock Plans will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. Paragraph (c) of the Company Disclosure Schedule sets forth a complete and correct list, as of the date hereof, of all holders of Company Employee Stock Options and the exercise prices thereof.

          (iii) There are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind, to which any Significant Subsidiary of the Company is bound, obligating such Significant Subsidiary to issue, deliver, sell, or cause to be issued delivered or sold, additional shares of capital stock or other voting securities of such Significant Subsidiary, or obligating such Significant Subsidiary to issue, grant, extend or enter into any such security, option, warrant, call, right commitment, agreement, arrangement or undertaking.

          (iv) There are no outstanding contractual obligations of the Company or any of its Significant Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Significant Subsidiaries. There are no outstanding contractual obligations of the Company to vote or to dispose of any shares of the capital stock of any of its Significant Subsidiaries.

          (d) Corporate Authority; Noncontravention. The Company has all requisite corporate power and authority to enter into this Agreement and, subject to the Company Stockholder Approval (as defined in Section 3.01(k)) with respect to the Merger, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Company subject, in the case of the Merger, to the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery thereof by Parent and Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by general principles of equity or principles applicable to creditors' rights generally. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (after notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its subsidiaries under, (i) the certificate of incorporation or by-laws of the Company or the comparable charter or organizational documents of any of its Significant Subsidiaries, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to the Company or any of its subsidiaries or any of their respective properties or assets or (iii) subject to the governmental filings and other consents and matters referred to in Section 3.01(e), any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, defaults, rights, losses or Liens that, individually or in the aggregate, would not (x) have a material adverse effect on the Company or (y) prevent the consummation of any of the transactions contemplated by this Agreement.

          (e) Governmental Authorization. No consent, approval, order or authorization of, or registration, declaration or filing with, any Federal, state or local government or any court, administrative or regulatory agency or commission or other governmental authority or agency (each a "Governmental Entity") is required by or with respect to the Company or any of its subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation of the transactions contemplated by this Agreement, except for (i) the filing of a premerger notification and report form by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the "HSR Act"); (ii) the filing with the Securities and Exchange Commission (the "SEC") of (x) a proxy statement (such proxy statement, as amended or supplemented from time to time, the "Proxy Statement") relating to the Company Stockholders Meeting (as defined in Section 5.01(b)) which shall also constitute a prospectus of Parent relating to the shares of Parent Series A Common Stock to be issued in the Merger, (y) a proxy statement relating to the Parent Stockholders Meeting (as defined in Section 5.01(c)) and (z) such reports under Section 13(a) and Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act"), as may be required in connection with this Agreement and the transactions contemplated by this Agreement; (iii) such filings with, and orders of, the Federal Communications Commission (the "FCC") as may be required under the Communications Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Communications Act"); (iv) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business; (v) such filings with Governmental Entities as may be required to satisfy the applicable requirements of state securities or "blue sky" laws in connection with the transactions contemplated by this Agreement; and (vi) such other consents, approvals, orders, authorizations, regulations, declarations or filings, the failure of which to obtain or make would not have a material adverse effect on the Company. Except as set forth in paragraph (e) of the Company Disclosure Schedule, the Company has no knowledge of any facts or circumstances relating to the Company or any of its subsidiaries that, individually or in the aggregate, would prevent any necessary FCC approval of the transactions contemplated by this Agreement.

          (f) SEC Documents; Undisclosed Liabilities. The Company has filed with the SEC the Company's registration statement on Form S-1 (the "Company S-1"), which became effective on June 24, 1996 (the "S-1 Effective Date"), and all required reports, schedules, forms, statements and other documents since the S-1 Effective Date (together with such Form S-1 registration statement, the "Company SEC Documents"). None of the Company's subsidiaries is required to file with the SEC any report, form or other document. As of their respective dates, the Company SEC Documents complied as to form in all material respects with the requirements of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act"), or the Exchange Act, as the case may be, and none of the Company SEC Documents when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the Company SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present, in all material respects, the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). Except as set forth in the Filed Company SEC Documents, and except for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business consistent with past practice, as of the date of this Agreement, neither the Company nor any of its subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by generally accepted accounting principles to be recognized or disclosed on a consolidated balance sheet of the Company and its consolidated subsidiaries or in the notes thereto and which, individually or in the aggregate, would have a material adverse effect on the Company.

          (g) Information Supplied. None of the information to be supplied by the Company specifically for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of shares of Parent Series A Common Stock in the Merger (the "Form S-4") will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Proxy Statement will, at the date it is first mailed to the Company's stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Sub specifically for inclusion or incorporation by reference in the Proxy Statement.

          (h) Absence of Certain Changes or Events. Except as contemplated by this Agreement, since December 31, 1995 (the "Balance Sheet Date"), the Company has conducted its business only in the ordinary course, and there has not been (i) any material adverse change (as defined in Section 8.03) in the Company, other than changes relating to or arising from legislative or regulatory changes or developments generally affecting broadcasting or publishing operations or general economic conditions, (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of the Company's capital stock, (iii) any split, combination or reclassification of any of its capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (iv) (x) any granting by the Company or any of its subsidiaries to any executive officer or other key employee of the Company or any of its Significant Subsidiaries of any increase in compensation (except for normal increases in the ordinary course of business consistent with past practice or as required under any employment agreement in effect as of the Balance Sheet Date) or (y) any granting by the Company or any of its subsidiaries to any such executive officer or key employee of any increase in severance or termination pay (except as was required under any employment, severance or termination agreement in effect as of the Balance Sheet Date), (v) any damage, destruction or loss, whether or not covered by insurance, that has had or would have a material adverse effect on the Company, or (vi) except as required by a change in generally accepted accounting principles, any change in accounting methods, principles or practices by the Company materially affecting the basis of presenting or method of determining its results of operations, assets, liabilities or businesses.

          (i) Litigation. There is no suit, action or proceeding pending, and the Company has not received written notification threatening any suit, action or proceeding, against or affecting the Company or any of its subsidiaries that individually or in the aggregate would (i) have a material adverse effect on the Company or (ii) prevent the consummation of any of the transactions contemplated by this Agreement, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against the Company or any of its subsidiaries having any effect referred to in clause (i) or (ii) of this sentence.

          (j) ERISA and Other Compensation Matters. (i) Except as will not have a material adverse effect on the Company, all employee benefit plans ("Plans") covering employees or former employees of the Company or any of its subsidiaries ("Company Employees") have been administered according to their terms and, to the extent subject to the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder ("ERISA"), are in compliance with ERISA. Each Plan which is an "employee pension benefit plan" within the meaning of Section 3(2) of ERISA ("Company Pension Plan") and which is intended to be qualified under
     Section 401(a) of the Code, has received a favorable determination letter from the Internal Revenue Service (the "Service"), and the Company is not aware of any circumstances likely to result in revocation of any such favorable determination letter. Neither the Company nor any of its subsidiaries or Company ERISA Affiliates (as defined below) has engaged in a transaction with respect to any Company Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject the Company or any of its subsidiaries or Company ERISA Affiliates to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA which would have a material adverse effect on the Company. Neither the Company nor any of its subsidiaries or any Company ERISA Affiliates has contributed or been required to contribute to any multiemployer plan.

          (ii) No liability under Subtitles C or D of Title IV of ERISA has been or is expected to be incurred by the Company or any of its subsidiaries or Company ERISA Affiliates with respect to any ongoing, frozen or terminated Plan, currently or formerly maintained by any of them, or the Plan of any person which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code (a "Company ERISA Affiliate") which would have a material adverse effect on the Company.

          (iii) All contributions required to be made and all contributions accrued as of the Balance Sheet Date under the terms of any Plan for which the Company or any of its subsidiaries or ERISA Affiliates may have liability have been timely made or have been reflected on the most recent audited balance sheet included in the Filed Company SEC Documents. Neither any Company Pension Plan nor any single-employer plan of the Company or any of its subsidiaries or Company ERISA Affiliates has incurred an "accumulated funding deficiency" (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA which would have a material adverse effect on the Company. Neither the Company nor any of its subsidiaries has provided, or is required to provide, security to any Company Pension Plan or to any Plan of a Company ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

          (iv) Neither the Company nor any of its subsidiaries has any obligations for retiree health and life benefits under any Plan, except as set forth in the Company Disclosure Schedule, which would have a material adverse effect on the Company.

          (v) The execution and delivery of this Agreement do not, and the performance of the transactions contemplated by this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any of the Company's Compensation and Benefit Plans that will or may result in any payment (whether of severance or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee of the Company or any of its subsidiaries or Company ERISA Affiliates which would have a material adverse effect on the Company.

          (vi) There is no contract, agreement, plan or arrangement covering any employee or former employee of the Company or any of its subsidiaries or Company ERISA Affiliates that, individually or collectively, could give rise as a result of the transactions contemplated by this Agreement to the payment of any amount that would not be deductible pursuant to the terms of
     Section 162(a)(1) or 280G of the Code.

          (vii) There has been no amendment to, written interpretation or announcement (whether or not written) by the Company or any of its subsidiaries or Company ERISA Affiliates relating to, or change in employee participation or coverage under, any of the Company's Compensation and Benefit Plans which would increase materially above the level of the expense incurred in respect thereof for the fiscal year ended on the Balance Sheet Date.

          (k) Voting Requirements. The affirmative vote at the Company Stockholders Meeting of the holders of a majority of the votes represented by the outstanding Company Common Stock (the "Company Stockholder Approval") is the only vote of the holders of any class or series of the Company's capital stock necessary to approve and adopt this Agreement and the transactions contemplated by this Agreement.

          (l) State Takeover Statutes. The Board of Directors of the Company has approved the terms of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement, and such approval is sufficient to render inapplicable to the Merger and the other transactions contemplated by this Agreement and the Company Stockholder Agreement the provisions of Section 203 of the DGCL. To the knowledge of the Company, no other state takeover statute or similar statute or regulation applies or purports to apply to the Merger, this Agreement, the Company Stockholder Agreement or any of the transactions contemplated by this Agreement and no provision of the certificate of incorporation, by-laws or other governing documents of the Company or any of its Significant Subsidiaries would, directly or indirectly, restrict or impair the ability of Parent or any of its Significant Subsidiaries to vote, or otherwise to exercise the rights of a stockholder with respect to, shares of the Company Common Stock and the shares of capital stock of its Significant Subsidiaries that may be acquired or controlled directly or indirectly by Parent.

          (m) Brokers. No broker, investment banker, financial advisor or other person, other than Bear, Stearns & Co. Inc., the fees and expenses of which will be paid by the Company, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its subsidiaries. The Company has furnished to Parent true and complete copies of all agreements with Bear, Stearns & Co. Inc. under which any such fees or expenses may be payable, including all indemnification agreements.

          (n) Opinion of Financial Advisor. The Company has received the opinion of Bear, Stearns & Co. Inc., dated the date of this Agreement, to the effect that, as of such date, the Aggregate Merger Consideration is fair to the Company's stockholders from a financial point of view, a signed copy of which opinion has been delivered to Parent.

          (o) Compliance with Applicable Laws. Each of the Company and its subsidiaries is in compliance with all applicable statutes, laws, ordinances, rules, regulations, judgments, decrees and orders of any Governmental Entity applicable to its business and operations, except for possible noncompliance that would not, individually or in the aggregate, have a material adverse effect on the Company.

          (p) Taxes. Each of the Company and its subsidiaries has timely filed (or has had timely filed on its behalf) or will file or cause to be timely filed, all material Tax Returns (as defined in Section 8.03) required by applicable law to be filed by it prior to or as of the Effective Time. All such Tax Returns are, or will be at the time of filing, true, complete and correct in all material respects. Each of the Company and its subsidiaries has paid (or has had paid on its behalf), or where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse), or will establish or cause to be established on or before the Effective Time, an adequate accrual for the payment of, all Taxes (as defined in Section 8.03) due with respect to any period ending prior to or as of the Effective Time, except for Taxes which would not, individually or in the aggregate, have a material adverse effect on the Company.

          (q) Labor. Since the Balance Sheet Date, as of the date of this Agreement, there has not been any amendment in any material respect by the Company or any of its subsidiaries of any collective bargaining agreement or contract with a labor union or labor organization (each a "Collective Bargaining Agreement") to which it is a party or otherwise bound. There is no labor strike, labor dispute, work slowdown, labor stoppage or lockout actually pending, and the Company has received no written notice of any threatened labor strike, labor dispute, work slowdown, labor stoppage or lockout, against the Company or any of its subsidiaries, nor are there, to the knowledge of the Company, any organizational efforts presently being made involving any of the unorganized employees of the Company or any of its subsidiaries which in any such case or all such cases together would have a material adverse effect on the Company.

          (r) Rights Agreement. The Company has taken, and as soon as possible after the date hereof the Company Rights Agent will take, all actions necessary to amend the Company Rights Agreement, or the Board of Directors of the Company has taken other action under the Company Rights Agreement, to the extent necessary to ensure that neither the execution and delivery of this Agreement or the Company Stockholder Agreement, nor the consummation of the transactions contemplated hereby and thereby, will cause the "Rights" to become exercisable, cause Parent or any or all of the Company Significant

     Stockholders to become an "Acquiring Person" or result in a "Distribution Date" with respect to the "Rights", in each case as defined in the Company Rights Agreement.

          (s) Environmental Matters. (i) Except as disclosed in the Company Disclosure Schedule and except for such matters that, alone or in the aggregate, would not have a material adverse effect on the Company:

             (1) the Company and its subsidiaries have complied with all applicable Environmental Laws; (2) the properties currently owned or operated by the Company and its subsidiaries (including soils, groundwater, surface water, buildings or other structures) are not contaminated with any Hazardous Substances; (3) the properties formerly owned or operated by the Company or its subsidiaries were not contaminated with Hazardous Substances during the period of ownership or operation by the Company or any of its subsidiaries; (4) neither the Company nor any of its subsidiaries is subject to liability for any Hazardous Substance disposal or contamination on any third party property; (5) neither the Company nor any of its subsidiaries has been associated with any release or threat of release of any Hazardous Substance; (6) neither the Company nor any of its subsidiaries has received any notice, demand, letter, claim or request for information alleging that the Company or any of its subsidiaries may be in violation of or liable under any Environmental Law; (7) neither the Company nor any of its subsidiaries is subject to any orders, decrees, injunctions or other arrangements with any Governmental Entity or is subject to any orders, decrees, injunctions or other arrangements with any Governmental Entity or is subject to any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances; (8) there are no circumstances or conditions involving the Company or any of its subsidiaries that could reasonably be expected to result in any claims, liability, investigations, costs or restrictions on the ownership, use or transfer of any property of the Company or its subsidiaries pursuant to any Environmental Law; (9) none of the properties of the Company or its subsidiaries contains any underground storage tanks, asbestos-containing material, lead-based products, or polychlorinated biphenyls; and (10) neither the Company nor any of its subsidiaries has engaged in any activities involving the generation, use, handling or disposal of any Hazardous Substances.

          (ii) As used herein:

             (1) "Environmental Law" means any federal, state, local or foreign law, regulation, treaty, order, decree, permit, authorization, policy, opinion, common law or agency requirement relating to: (A) the protection, investigation or restoration of the environment, health and safety, or natural resources; (B) the handling, use, presence, disposal, release or threatened release of any chemical substance or waste; or (C) noise, odor, wetlands, pollution, contamination or any injury or threat of injury to persons or property.

             (2) "Hazardous Substance" means any substance that is: (A) listed, classified or regulated in any concentration pursuant to any Environmental Law; (B) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon; or (C) any other substance which may be the subject of regulatory action by any Governmental Entity pursuant to any Environmental Law.

          (t) Licenses. (i) Each of the Company and its subsidiaries has all permits, licenses, waivers and authorizations (other than FCC Licenses (as defined in Section 8.03), but including licenses, authorizations and certificates of public convenience and necessity from applicable state and local authorities), which are necessary for it to conduct its business, including its television broadcast operations, in the manner in which they are presently being conducted (collectively, "Company Licenses"), other than any Company Licenses the failure of which to have would not, individually or in the aggregate, have a material adverse effect on the Company. Each of the Company and its subsidiaries is in compliance with the terms of all Company Licenses (other than FCC Licenses), except for such failures so to comply which would not have a material adverse effect on the Company. The Company and its subsidiaries have duly performed their respective obligations under such Company Licenses, except for such non-performance as would not have a material adverse effect on the Company. There is no pending or, to the knowledge of the Company, threatened application, petition, objection or other pleading with any Governmental Entity other than the FCC which challenges or questions the validity of, or any rights of the holder under, any Company License (other than an FCC License), except for such applications, petitions, objections or other pleadings, that would not, individually or in the aggregate, have a material adverse effect on the Company.

          (ii) Except as does not materially jeopardize the operation by the Company or applicable subsidiary of the Company of any of the Company Stations (as defined in Section 8.03) to which the FCC Licenses apply: (v) the Company and those of its subsidiaries that are required to hold FCC Licenses, or that control FCC Licenses, are financially qualified and, to the knowledge of the Company, are otherwise qualified to hold such FCC Licenses or to control such FCC Licenses, as the case may be; (w) the Company and those of its subsidiaries that are required to hold FCC Licenses hold such FCC Licenses; (x) the Company is not aware of any facts or circumstances relating to the Company or any of its subsidiaries that would prevent the FCC's granting the requisite consent to the FCC Form 315 Transfer of Control Application to be filed with respect to the Merger (the "FCC Application"); (y) each Company Station is in material compliance with all FCC Licenses held by it; and (z) there is not pending or, to the knowledge of the Company, threatened any application, petition, objection or other pleading with the FCC or other Governmental Entity which challenges the validity of, or any rights of the holder under, any FCC License held by the Company or one of its subsidiaries, except for rule making or similar proceedings of general applicability to persons engaged in substantially the same business conducted by the Company Stations.

          (u) Intellectual Property. The Company and its subsidiaries own or have rights to use (i) all material computer software utilized in the conduct of their respective businesses and (ii) all names and service marks used by the Company or any such subsidiary and, to the knowledge of the Company, such use does not conflict with any rights of others with respect thereto, except for such failures to own or have rights to use and such conflicts that have not had and would not have a material adverse effect on the Company.

          (v) Material Agreements. (i) Neither the Company nor any of its subsidiaries is in material breach of any network affiliation agreement for any Company Station (a "Company Network Agreement").

          (ii) Neither the Company nor any of its subsidiaries is in material breach of any agreement other than a Company Network Agreement, except for breaches which would not, individually or in the aggregate, have a material adverse effect on the Company.

     SECTION 3.02. Representations and Warranties of Parent and Sub. Except as set forth with respect to a specifically identified representation and warranty (other than to the extent it is reasonably evident from one such disclosure that it also applies to one or more other representations and warranties) on the Disclosure Schedule delivered by Parent to the Company at or prior to the execution and delivery of this Agreement (the "Parent Disclosure Schedule") or as disclosed in the Parent SEC Documents (as defined in Section 3.02(f)) filed and publicly available prior to the date of this Agreement (the "Filed Parent SEC Documents"), Parent and Sub represent and warrant to the Company as follows:

          (a) Organization, Standing and Corporate Power. Each of Parent and Sub and each of Parent's Significant Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated and has the requisite corporate power and authority to carry on its business as now being conducted. Each of Parent and its Significant Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, except jurisdictions where the failure to be so qualified or licensed or to be in good standing individually or in the aggregate would not have a material adverse effect on Parent. Parent has delivered to the Company prior to the execution and delivery of this Agreement complete and correct copies of its certificate of incorporation and by-laws.

          (b) Subsidiaries. All the outstanding shares of capital stock of each subsidiary of Parent have been validly issued and are fully paid and nonassessable and are owned by Parent, by another subsidiary of Parent or by Parent and another such subsidiary, free and clear of all Liens.

          (c) Capital Structure. (i) As of the date of this Agreement, the authorized capital stock of Parent consists of 150,000,000 shares of Common Stock, par value $1.67 per share (the "Parent Common Stock"), of which such shares as may be designated from time to time by the Board of Directors of Parent as Series A Common Stock are designated as Series A Common Stock (the "Parent Series A Common Stock") and 15,000,000 shares are designated as Series B Common Stock ("Parent Series B Common Stock"), and 5,000,000 shares of Preferred Stock, par value $1.00 per share ("Parent Preferred Stock" of which 150,000 shares are designated as Series A Junior Participating Preferred Stock. At the close of business on September 25, 1996, (i) 35,066,733 shares of Parent Series A Common Stock were issued and outstanding, (ii) 9,233,864 shares of Parent Series B Common Stock were issued and outstanding, (iii) no shares of Parent Series A Common Stock, Parent Series B Common Stock or Parent Preferred Stock were held by Parent in its treasury, (iv) 2,123,557 and 748,740 shares of Parent Series A Common Stock and Parent Series B Common Stock, respectively, were reserved for issuance upon exercise of outstanding options under Parent's employee stock option plans (the "Parent Stock Plan") and 3,833,992 shares of Parent Common Stock were reserved for issuance pursuant to the Parent Stock Plan in respect of options that have not been granted, and (v) all shares of Parent's Series A Junior Participating Preferred Stock were reserved for issuance pursuant to that certain Amended and Restated Rights Agreement, dated as of February 28, 1996 (the "Parent Rights Agreement"), between Parent and Chemical Mellon Shareholder Services, L.L.C., as Rights Agent (the "Parent Rights Agent"). Except as set forth above, at the close of business on September 25, 1996, no shares of capital stock or other voting securities of Parent were issued, reserved for issuance or outstanding. Except as set forth above or as otherwise contemplated by this Agreement, as of the date of this Agreement, there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind, to which Parent is a party or by which it is bound, obligating Parent to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of Parent, or obligating Parent to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking.

          (ii) All outstanding shares of capital stock of Parent are, and all shares which may be issued pursuant to this Agreement will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. As of the date of this Agreement, there are no bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Parent may vote.

          (iii) There are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind, to which any Significant Subsidiary of Parent is bound, obligating such Significant Subsidiary to issue, deliver, sell, or cause to be issued delivered or sold, additional shares of capital stock or other voting securities of such Significant Subsidiary, or obligating such Significant Subsidiary to issue, grant, extend or enter into any such security, option, warrant, call, right commitment, agreement, arrangement or undertaking.

          (iv) As of the date of this Agreement, there are no outstanding contractual obligations of Parent or any of its Significant Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of Parent or any of its Significant Subsidiaries. As of the date of this Agreement, the authorized capital stock of Sub consists of 1,000 shares of common stock, par value $.01 per share, 100 of which have been validly issued, are fully paid and nonassessable and are owned by Parent free and clear of any Lien.

          (d) Corporate Authority; Noncontravention. Parent and Sub have all requisite corporate power and authority to enter into this Agreement and, subject to the Parent Stockholder Approval (as defined in Section 3.02(k)), to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Parent and Sub subject, in the case of Parent, to the Parent Stockholder Approval. This Agreement has been duly executed and delivered by Parent and Sub and, assuming the due authorization, execution and delivery thereof by the Company, constitutes a valid and binding obligation of each such party, enforceable against such party in accordance with its terms, except as such enforceability may be limited by general principles of equity or principles applicable to creditors' rights generally. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (after notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent, Sub or any of Parent's other subsidiaries under, (i) the certificate of incorporation or by-laws of Parent or Sub or the comparable charter or organizational documents of any of Parent's Significant Subsidiaries, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to Parent, Sub or such other subsidiary or any of their respective properties or assets or (iii) subject to the governmental filings and other consents and matters referred to in Section 3.02(e), any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent, Sub or such other subsidiary or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, defaults, rights, losses or Liens that, individually or in the aggregate, would not (x) have a material adverse effect on Parent or (y) prevent the consummation of any of the transactions contemplated by this Agreement.

          (e) Governmental Authorization. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Parent or Sub in connection with the execution and delivery of this Agreement or the consummation by Parent or Sub, as the case may be, of any of the transactions contemplated by this Agreement, except for (i) the filing of a premerger notification and report form by Parent under the HSR Act; (ii) the filing with the SEC of (x) the Form S-4, (y) a proxy statement relating to the Parent Stockholders Meeting and (z) the filing or furnishing with or to the SEC of such reports under Section 13(a) of the Exchange Act as may be required in connection with this Agreement, and the transactions contemplated by this Agreement; (iii) such filings with, and orders of, the FCC as may be required under the Communications Act and the FCC's rules and regulations in connection with this Agreement and the transactions contemplated by this Agreement; (iv) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business; (v) such filings with Governmental Entities as may be required to satisfy the applicable requirements of state securities or "blue sky" laws in connection with the transactions contemplated by this Agreement; (vi) such other consents, approvals, orders, authorizations, regulations, declarations or filings, the failure of which to obtain or make would not have a material adverse effect on Parent; and (vii) such filings with and approvals of the NYSE to permit the shares of Parent Series A Common Stock that are to be issued in the Merger to be listed on the NYSE. Except as set forth in paragraph (e) of the Parent Disclosure Schedule, Parent has no knowledge of any facts or circumstances relating to Parent or any of its subsidiaries that, individually or in the aggregate, would prevent any necessary FCC approval of the transactions contemplated by this Agreement.

          (f) SEC Documents; Undisclosed Liabilities. Parent has filed with the SEC all reports, schedules, forms, statements and other documents required to be filed since the Balance Sheet Date (the "Parent SEC Documents"). None of Parent's subsidiaries is required to file with the SEC any report, form or other document. As of their respective dates, the Parent SEC Documents complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Documents, and none of the Parent SEC Documents when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Parent included in the Parent SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present, in all material respects, the consolidated financial position of Parent and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). Except as disclosed in the Filed Parent SEC Documents, and except for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business consistent with past practice, as of the date of this Agreement, neither Parent nor any of its subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by generally accepted accounting principles to be recognized or disclosed on a consolidated balance sheet of Parent and its consolidated subsidiaries or in the notes thereto and which, individually or in the aggregate, would have a material adverse effect on Parent.

          (g) Information Supplied. None of the information to be supplied by Parent or Sub specifically for inclusion or incorporation by reference in
     (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Proxy Statement will, at the date the Proxy Statement is first mailed to Company stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein in light of the circumstances under which they are made, not misleading. The Form S-4 and Parent's proxy statement relating to the Parent Stockholders Meeting will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations promulgated thereunder, except that no representation or warranty is made by Parent or Sub with respect to statements made or incorporated by reference in the Form S-4 based on information supplied by the Company specifically for inclusion or incorporation by reference therein.

          (h) Absence of Certain Changes or Events. Except as contemplated by this Agreement, since the Balance Sheet Date, Parent has conducted its business only in the ordinary course, and there has not been (i) any material adverse change in Parent, other than changes relating to or arising from legislative or regulatory changes or developments generally affecting broadcasting or publishing operations or general economic conditions, (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of Parent's capital stock, except for regular quarterly dividends on the Parent Common Stock, (iii) any split, combination or reclassification of any of its capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iv) any damage, destruction or loss, whether or not covered by insurance, that has had or would have a material adverse effect on Parent, (v) (x) any granting by Parent or any of its subsidiaries to any executive officer or other key employee of Parent or any of its Significant Subsidiaries of any increase in compensation (except for normal increases in the ordinary course of business consistent with past practice or as required under any employment agreement in effect as of the Balance Sheet Date) or (y) any granting by Parent or any of its Significant Subsidiaries to any such executive officer or key employee of any increase in severance or termination pay (except as was required under any employment, severance or termination agreement in effect as of the Balance Sheet Date), (vi) any damage, destruction or loss, whether or not covered by insurance, that has had or would have a material adverse effect on Parent, or (vii) except as required by a change in generally accepted accounting principles, any change in accounting methods, principles or practices by Parent materially affecting the basis of presenting or method of determining its results of operations, assets, liabilities or businesses.

          (i) Litigation. There is no suit, action or proceeding pending, and Parent has not received written notification threatening any suit, action or proceeding, against or affecting Parent or any of its subsidiaries that individually or in the aggregate could (i) have a material adverse effect on Parent or (ii) prevent the consummation of any of the transactions contemplated by this Agreement, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against Parent or any of its subsidiaries having, or which, insofar as reasonably can be foreseen, in the future would have, any effect referred to in clause (i) or (ii) of this sentence.

          (j) ERISA and Other Compensation Matters. (i) Except as will not have a material adverse effect on Parent, all Plans covering employees or former employees of Parent or any of its subsidiaries ("Parent Employees") have been administered according to their terms and, to the extent subject to ERISA, are in compliance with ERISA. Each Plan which is an "employee pension benefit plan" within the meaning of Section 3(2) of ERISA ("Parent Pension Plan") and which is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the Service, and Parent is not aware of any circumstances likely to result in revocation of any such favorable determination letter. Neither Parent nor any of its subsidiaries or Parent ERISA Affiliates (as defined below) has engaged in a transaction with respect to any Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject Parent or any of its subsidiaries or Parent ERISA Affiliates to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA which would have a material adverse effect on Parent. Neither Parent nor any of its subsidiaries or Parent ERISA Affiliates has contributed or been required to contribute to any multiemployer plan.

          (ii) No liability under Subtitles C or D of Title IV of ERISA has been or is expected to be incurred by Parent or any of its subsidiaries or Parent ERISA Affiliates with respect to any ongoing, frozen or terminated Plan, currently or formerly maintained by any of them, or the Plan of any person which is considered one employer with Parent under Section 4001 of ERISA or Section 414 of the Code (a "Parent ERISA Affiliate") which would have a material adverse effect on Parent.

          (iii) All contributions required to be made and all contributions accrued as of the Balance Sheet Date under the terms of any Plan for which Parent or any of its subsidiaries or Parent ERISA Affiliates may have liability have been timely made or have been reflected on the most recent audited balance sheet included in the Filed Parent SEC Documents. Neither any Parent Pension Plan nor any single-employer plan of Parent or any of its subsidiaries or Parent ERISA Affiliates has incurred an "accumulated funding deficiency" (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA which would have a material adverse effect on Parent. Neither Parent nor any of its subsidiaries has provided, or is required to provide, security to any Parent Pension Plan or to any Plan of a Parent ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

          (iv) Neither Parent nor any of its subsidiaries has any obligations for retiree health and life benefits under any Plan, except as set forth in the Parent Disclosure Schedule, which would have a material adverse effect on Parent.

          (v) The execution and delivery of this Agreement do not, and the performance of the transactions contemplated by this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any of the Parent's Compensation and Benefit Plans that will or may result in any payment (whether of severance or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee of Parent or any of its subsidiaries or Parent ERISA Affiliates which would have a material adverse effect on Parent.

          (vi) There is no contract, agreement, plan or arrangement covering any employee or former employee of Parent or any of its subsidiaries or Parent ERISA Affiliates that, individually or collectively, could give rise as a result of the transactions contemplated by this Agreement to the payment of any amount that would not be deductible pursuant to the terms of Section 162(a)(1) or 280G of the Code.

          (vii) There has been no amendment to, written interpretation or announcement (whether or not written) by Parent or any of its subsidiaries or Parent ERISA Affiliates relating to, or change in employee participation or coverage under, any of the Parent's Compensation and Benefit Plans which would increase materially above the level of the expense incurred in respect thereof for the fiscal year ended on the Balance Sheet Date.

          (k) Voting Requirements. The affirmative vote at the Parent Stockholders Meeting of the holders of a majority of the votes represented by the outstanding shares of Parent Common Stock (the "Parent Stockholder Approval") is the only vote of the holders of any class or series of Parent's capital stock necessary to approve the issuance of Parent Series A Common Stock upon effectiveness of the Merger.

          (l) Brokers. No broker, investment banker, financial advisor or other person, other than Furman, Selz LLC, the fees and expenses of which will be paid by Parent, is entitled to any broker's, finders, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Sub.

          (m) Interim Operations of Sub. Sub was formed solely for the purpose of engaging in the transactions contemplated hereby and has engaged in no other business other than incident to its creation and this Agreement and the transactions contemplated hereby.

          (n) Taxes. Each of Parent and its subsidiaries has timely filed (or has had timely filed on its behalf), or will file or cause to be timely filed, all material Tax Returns required by applicable law to be filed by it prior to or as of the Effective Time. All such Tax Returns are, or will be at the time of filing, true, complete and correct in all material respects. Each of Parent and its subsidiaries has paid (or has had paid on its behalf), or where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse), or will establish or cause to be established on or before the Effective Time, an adequate accrual for the payment of, all Taxes due with respect to any period ending prior to or as of the Effective Time, except for Taxes which would not, individually or in the aggregate, have a material adverse effect on Parent.

          (o) Compliance with Applicable Laws. Each of Parent and its subsidiaries is in compliance with all applicable statutes, laws, ordinances, rules, regulations, judgments, decrees and orders of any Governmental Entity applicable to its business and operations, except for possible noncompliance that would not, individually or in the aggregate, have a material adverse effect on Parent.

          (p) Labor. Since the Balance Sheet Date, as of the date of this Agreement, there has not been any amendment in any material respect by Parent or any of its subsidiaries of any Collective Bargaining Agreement to which it is a party or otherwise bound. There is no labor strike, labor dispute, work slowdown, labor stoppage or lockout actually pending, and Parent has received no written notice of any threatened labor strike, labor dispute, work slowdown, labor stoppage or lockout, against Parent or any of its subsidiaries, nor are there, to the knowledge of Parent, any organizational efforts presently being made involving any of the unorganized employees of Parent or any of its subsidiaries which in any such case or all such cases together would have a material adverse effect on Parent.

          (q) Rights Agreement. Parent has taken, and as soon as possible after the date hereof, the Parent Rights Agent will take, all actions necessary to amend the Parent Rights Agreement, or the Board of Directors of Parent has taken other action under the Parent Rights Agreement, to the extent necessary to ensure that neither the execution and delivery of this Agreement or the Parent Stockholder Agreement, nor the consummation of the transactions contemplated hereby and thereby, will cause the "Rights" to become exercisable, cause the Company or any or all of the Company Significant Stockholders to become an "Acquiring Person" or result in a "Distribution Date" with respect to the "Rights", in each case as defined in the Parent Rights Agreement.

          (r) Environmental Matters. (i) Except for such matters that, alone or in the aggregate, would not have a material adverse effect on Parent:

          (1) Parent and its subsidiaries have complied with all applicable Environmental Laws; (2) the properties currently owned or operated by Parent and its subsidiaries (including soils, groundwater, surface water, buildings or other structures) are not contaminated with any Hazardous Substances; (3) the properties formerly owned or operated by Parent or its subsidiaries were not contaminated with

     Hazardous Substances during the period of ownership or operation by Parent or any of its subsidiaries; (4) neither Parent nor any of its subsidiaries is subject to liability for any Hazardous Substance disposal or contamination on any third party property; (5) neither Parent nor any of its subsidiaries has been associated with any release or threat of release of any Hazardous Substance; (6) neither Parent nor any of its subsidiaries has received any notice, demand, letter, claim or request for information alleging that Parent or any of its subsidiaries may be in violation of or liable under any Environmental Law; (7) neither Parent nor any of its subsidiaries is subject to any orders, decrees, injunctions or other arrangements with any Governmental Entity or is subject to any orders, decrees, injunctions or other arrangements with any Governmental Entity or is subject to any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances; (8) there are no circumstances or conditions involving Parent or any of its subsidiaries that could reasonably be expected to result in any claims, liability, investigations, costs or restrictions on the ownership, use or transfer of any property of Parent or its subsidiaries pursuant to any Environmental Law; (9) none of the properties of Parent or its subsidiaries contains any underground storage tanks, asbestos-containing material, lead-based products, or polychlorinated biphenyls; and (10) neither Parent nor any of its subsidiaries has engaged in any activities involving the generation, use, handling or disposal of any Hazardous Substances.

          (s) Licenses. (i) Each of Parent and its subsidiaries has all permits, licenses, waivers and authorizations (other than FCC Licenses, but including licenses, authorizations and certificates of public convenience and necessity from applicable state and local authorities), which are necessary for it to conduct its business, including its television broadcast operations, in the manner in which they are presently being conducted (collectively, the "Parent Licenses") other than any Parent Licenses the failure of which to have would not, individually or in the aggregate, have a material adverse effect on Parent. Each of Parent and its subsidiaries is in compliance with the terms of all Parent Licenses (other than FCC Licenses), except for such failures so to comply which would not have a material adverse effect on Parent. Parent and its subsidiaries have duly performed their respective obligations under such Parent Licenses, except for such non-performance as would not have a material adverse effect on Parent. There is no pending or, to the knowledge of Parent, threatened application, petition, objection or other pleading with any Governmental Entity other than the FCC which challenges or questions the validity of, or any rights of the holder under, any Parent License (other than an FCC License), except for such applications, petitions, objections or other pleadings, that would not, individually or in the aggregate, have a material adverse effect on Parent.

          (ii) Except as does not materially jeopardize the operation by Parent or the applicable subsidiary of Parent of any of the Parent Stations (as defined in Section 8.03) to which the FCC Licenses apply: (v) Parent and those of its subsidiaries that are required to hold FCC Licenses, or that control FCC Licenses, are financially qualified and, to the knowledge of Parent, are otherwise qualified to hold such FCC Licenses or to control such FCC Licenses, as the case may be; (w) Parent and those of its subsidiaries that are required to hold FCC Licenses hold such FCC Licenses;
     (x) Parent is not aware of any facts or circumstances relating to Parent or any of its subsidiaries that would prevent the FCC's granting the requisite consent to the FCC Application; (y) each Parent Station is in material compliance with all FCC Licenses held by it; and (z) there is not pending or, to the knowledge of Parent, threatened any application, petition, objection or other pleading with the FCC or other Governmental Entity which challenges the validity of, or any rights of the holder under, any FCC License held by Parent or any of its subsidiaries, except for rule making or similar proceedings of general applicability to persons engaged in substantially the same business conducted by the Parent Stations.

          (t) Intellectual Property. Parent and its subsidiaries own or have rights to use (i) all material computer software utilized in the conduct of their respective businesses and (ii) all names and service marks used by Parent or any such subsidiary and, to the knowledge of Parent, such use does not conflict with any rights of others with respect thereto, except for such failures to own or have rights to use and such conflicts that have not had and would not have a material adverse effect on Parent.

          (u) Material Agreements. (i) Neither Parent nor any of its subsidiaries is in material breach of any network affiliation agreement for any Parent Station (a "Parent Network Agreement").

          (ii) Neither Parent nor any of its subsidiaries is in material breach of any agreement other than a Parent Network Agreement, except for breaches which would not, individually or in the aggregate, have a material adverse effect on Parent.

          (v) Financing. At the Effective Time, Parent and Sub will have available all of the funds necessary (i) to satisfy their respective obligations under this Agreement, and (ii) to pay all the related fees and expenses in connection with the foregoing.

          (w) FCC Application. Parent and Sub are legally and financially qualified and, to Parent's knowledge, otherwise qualified to hold, or control the entities which hold or will hold, the FCC Licenses currently held or controlled by the Company or to be held by Parent, Sub or any person under their control after the Effective Time, and are not aware of any facts or circumstances that might prevent or delay prompt consent to or waivers for the FCC Application.

          (x) Opinion of Financial Advisor. Parent has received the opinion of Furman Selz LLC, dated the date of this Agreement, to the effect that, as of such date, the Aggregate Merger Consideration is fair to Parent's stockholders from a financial point of view, a signed copy of which has been delivered to the Company.

          (y) No Ownership of Company Common Stock. Neither Parent nor any of its subsidiaries owns any shares of Company Common Stock.

                                   ARTICLE IV

                   COVENANTS RELATING TO CONDUCT OF BUSINESS

     SECTION 4.01. Conduct of Business. (a) Conduct of Business by the
Company. Prior to the Effective Time, except as contemplated by this Agreement (including Section 4.01(c)), the Company shall, and shall cause each of its subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in compliance in all material respects with all applicable laws and regulations and, to the extent consistent therewith, use all reasonable efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers, licensors, licensees and others having business dealings with them to the end that their goodwill and ongoing businesses shall not be impaired at the Effective Time. Without limiting the generality of the foregoing, prior to the Effective Time, except as contemplated by this Agreement (including Section 4.01(c)), without the prior, express written consent of Parent (which may not be unreasonably delayed or withheld), the Company shall not, and shall not permit any of its subsidiaries to:

          (i) (x) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by a direct or indirect wholly owned subsidiary of the Company to its parent, (y) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (z) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

          (ii) issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than the issuance of Company Common Stock upon the exercise of Company Employee Stock Options outstanding on the date of this Agreement in accordance with their present terms);

          (iii) amend its certificate of incorporation, by-laws or other comparable charter or organizational documents;

          (iv) acquire or agree to acquire (x) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, limited liability company, partnership, joint venture, association or other business organization or division thereof, or (y) any assets that, individually or in the aggregate, are material to the Company and its subsidiaries taken as a whole;

          (v) sell, lease, license, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any of its properties or assets, except, in any such case, in the ordinary course of business consistent with past practice, and except transactions between a wholly owned subsidiary of the Company and the Company or another wholly owned subsidiary of the Company;

          (vi) (x) incur any indebtedness, except for borrowings (net of cash, cash equivalents and marketable securities held by the Company or any of its subsidiaries) not in excess of $175,000,000 at any one time outstanding incurred in the ordinary course of business consistent with past practice, or (y) except in the ordinary course of business consistent with past practice, make any loans, advances or capital contributions to, or investments in, any other person, other than to the Company or any direct or indirect wholly owned subsidiary of the Company;

          (vii) make or agree to make any new capital expenditure or capital expenditures, except in the ordinary course of business consistent with past practice;

          (viii) make any material Tax election or settle or compromise any material Tax liability;

          (ix) except in the ordinary course of business or except as would not have a material adverse effect on the Company, modify, amend or terminate any material contract or agreement to which the Company or any subsidiary is a party or waive, release or assign any material rights or claims thereunder;

          (x) make any material change to its accounting methods, principles or practices, except as may be required by generally accepted accounting principles;

          (xi) except as required to comply with applicable law and except as necessary to comply with Section 5.13, (w) adopt, enter into, terminate or amend any of the Company's Compensation and Benefit Plans or other arrangement for the benefit or welfare of any current or former director, officer or employee, (x) increase in any manner the compensation or fringe benefits of, or pay any bonus to, any director, officer or employee (except for normal increases, promotions or bonuses in the ordinary course of business consistent with past practice), (y) pay any benefit not provided for under any of the Company's Compensation and Benefit Plans, or (z) except as permitted in clause (x), grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or of the Company's Compensation and Benefit Plans (including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, or the removal of existing restrictions in any of the Company's Compensation and Benefit Plans or agreement or awards made thereunder);

          (xii) enter into any television program or newspaper publishing production or distribution arrangements, including joint venture arrangements, with a term in excess of one year; or

          (xiii) authorize, or commit or agree to take, any of the foregoing actions.

     (b) Conduct of Business by Parent. (i) Prior to the Effective Time, without the prior, express written consent of the Company (which may be given or withheld in its sole discretion), Parent shall not, and shall not permit any of its subsidiaries to:

          (x) declare, set aside or pay any dividends on, or make any other distributions in respect of, the Parent capital stock, other than quarterly dividends paid in accordance with past practice;

          (y) split, combine or reclassify the Parent capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for the Parent Series A Common Stock; or

          (z) authorize, or commit or agree to take, any of the foregoing actions.

          (ii) Prior to the Effective Time, Parent will not, without the consent of the Company (which will not be unreasonably withheld or delayed), acquire or agree to acquire another publicly held company, or another person, by way of purchase, merger or consolidation, if, in connection with such acquisition, merger or consolidation, Parent would issue shares of Parent Common Stock in an aggregate amount exceeding 10% of the aggregate amount of shares of Parent Common Stock outstanding on the date of consummation.

     (c) Control of the Stations and Publishing Operations. Prior to the Effective Time, control of the Company's television broadcast operations, along with all of the Company's other operations, shall remain with the Company. The Company, Parent and Sub acknowledge and agree that neither Parent nor Sub nor any of their respective employees, agents or representatives, directly or indirectly, shall, or have any right to, control, direct or otherwise supervise, or attempt to control, direct or otherwise supervise, such broadcast and other operations, it being understood that supervision of all programs, equipment, operations and other activities of such broadcast and other operations shall be the sole responsibility, and at all times prior to the Effective Time remain within the complete control and discretion, of the Company, subject to the terms of Section 4.01(a).

     (d) Advisement of Changes. The Company and Parent shall promptly advise the other party orally and in writing upon its becoming aware of (i) any representation or warranty made by it in this Agreement becoming untrue or inaccurate in any material respect, (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement or (iii) any change or event which would have a material adverse effect on such party or on the ability of the conditions set forth in Article VI to be satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

     SECTION 4.02. No Solicitation. (a) The Company shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize or permit any officer, director or employee of or any investment banker, attorney or other advisor or representative of, the Company or any of its subsidiaries to, directly or indirectly, (i) solicit, initiate or knowingly encourage the submission of any takeover proposal (as defined in Section 8.03), (ii) enter into any agreement providing for any takeover proposal or (iii) participate in any negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action knowingly to facilitate the making of, any takeover proposal; provided, however, that if, at any time prior to the receipt of the Company Stockholder Approval, the Board of Directors of the Company determines in good faith that it is necessary to do so in order to comply with its fiduciary duties to the Company's stockholders under applicable law, as advised by outside counsel, the Company may, with respect to an actual or potential unsolicited takeover proposal and subject to compliance with Section 4.02(c),
(x) furnish non-public information with respect to the Company to such person making such actual or potential unsolicited takeover proposal and (y) participate in negotiations regarding such proposal.

     (b) Neither the Board of Directors of the Company nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or Sub, the approval or recommendation by such Board of Directors or any such committee of this Agreement or the Merger, (ii) approve or recommend or propose to approve or recommend, any takeover proposal or (iii) enter into any agreement with respect to any takeover proposal. Notwithstanding the foregoing, the Board of Directors of the Company may approve or recommend (and, in connection therewith, withdraw or modify its approval or recommendation of this Agreement or the Merger) a superior proposal (as defined in Section 8.03) if the Board of Directors of the Company shall have determined in good faith that it is necessary, in order to comply with its fiduciary duties to the Company's stockholders under applicable law, as advised by outside counsel, to approve or recommend such superior proposal, and have given notice to Parent advising Parent that the Company has received such superior proposal from a third party, specifying the material terms and conditions (including the identity of the third party), and specifically stating that the Company intends to approve or recommend such superior proposal in accordance with this Section 4.02(b).

     (c) In addition to the obligations of the Company set forth in paragraphs
(a) and (b) of this Section 4.02, the Company shall promptly advise Parent orally and in writing of any request for information or of any takeover proposal or any inquiry with respect to or which could reasonably be expected to lead to any takeover proposal which, in any such case, is either (i) in writing or (ii) made to any executive officer or director of the Company (and brought to the attention of the chief executive officer of the Company), the identity of the person making any such request (to the extent practicable), takeover proposal or inquiry and all the material terms and conditions thereof. The Company will keep Parent fully informed of the status and details (including amendments or proposed amendments) of any such request, takeover proposal or inquiry.

     Nothing contained in this Section 4.02 shall prohibit the Company or its Board of Directors from (i) taking and disclosing to its stockholders a position contemplated by Rule 14e-2 of the Exchange Act or (ii) making any disclosure to its stockholders that in the judgment of its Board of Directors, as advised by its outside legal counsel, is required under applicable law.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

     SECTION 5.01. Preparation of the Form S-4 and the Proxy Statement; Stockholders Meetings. (a) As soon as practicable after execution and delivery of this Agreement, the Company and Parent shall prepare and the Company shall file with the SEC the Proxy Statement and Parent shall prepare and file with the SEC the Form S-4, in which the Proxy Statement will be included as a prospectus. The Company and Parent shall each use all reasonable efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. The Company will use all reasonable efforts to cause the Proxy Statement to be mailed to the Company's stockholders and Parent will use all reasonable efforts to cause an appropriate proxy statement to be mailed to Parent's stockholders, in each case as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) required to be taken under any applicable state securities or "blue sky" laws in connection with the issuance of shares of Parent Series A Common Stock in the Merger and the Company shall furnish all information concerning the Company and the holders of Company Common Stock and rights to acquire Company Common Stock pursuant to the Company Stock Plans as may be reasonably requested in connection with any such action.

     (b) The Company will, as soon as reasonably practicable following the date of this Agreement, duly call, give notice of, convene and hold a meeting of its stockholders (the "Company Stockholders Meeting") for the purpose of obtaining the Company Stockholder Approval. Without limiting the generality of the foregoing but subject to Section 4.02(b), the Company agrees that its obligations pursuant to the first sentence of this Section 5.01(b) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any takeover proposal. The Company will, through its Board of Directors, recommend to its stockholders the approval and adoption of this Agreement and the transactions contemplated hereby, subject to Section 4.02(b).

     (c) Parent will, as soon as reasonably practicable after the date of this Agreement, duly call, give notice of, convene and hold a meeting of its stockholders (the "Parent Stockholders Meeting") for the purpose of obtaining the Parent Stockholder Approval. Parent will, through its Board of Directors, recommend to its stockholders that such stockholders approve the issuance of shares of Parent Series A Common Stock upon consummation of the Merger.

     (d) The Company and Parent will use all reasonable efforts to hold the Company Stockholders Meeting and the Parent Stockholders Meeting as soon as practicable after the execution and delivery of this Agreement.

     SECTION 5.02. Letters of the Company's Accountants. The Company shall use all reasonable efforts to cause to be delivered to Parent a letter of KPMG Peat Marwick LLP, the Company's independent public accountants, dated a date within two business days before the date on which the Form S-4 shall become effective, addressed to Parent, in form reasonably satisfactory to Parent and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

     SECTION 5.03. Letters of Parent's Accountants. Parent shall use all reasonable efforts to cause to be delivered to the Company a letter of Ernst & Young LLP, Parent's independent public accountants for the relevant periods prior to the date hereof, dated a date within two business days before the date on which the Form S-4 shall become effective, addressed to the Company, in form reasonably satisfactory to the Company and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

     SECTION 5.04. Access to Information; Confidentiality. Subject to the Confidentiality Agreement (as defined below), Parent and the Company shall, and shall cause each of its subsidiaries to, afford to the other party and to the officers, employees, accountants, counsel, financial advisors and other representatives of the other party, reasonable access during normal business hours during the period prior to the Effective Time to all their properties, books, contracts, commitments, personnel and records and, during such period (subject to existing confidentiality and similar non-disclosure obligations and the preservation of applicable privileges), Parent and the Company shall, and shall cause each of its subsidiaries to, furnish promptly to the other party (a) a copy of each material report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of Federal or state securities laws and (b) all other information concerning its business, properties and personnel as the other party may reasonably request. Each party will hold, and will cause its officers, employees, accountants, counsel, financial advisors and other representatives and affiliates to hold, any nonpublic information in accordance with the terms of the Confidentiality Agreement, dated as of August 27, 1996, between Parent and the Company (the "Confidentiality Agreement").

     SECTION 5.05. Reasonable Efforts. (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions, waivers, consents, licenses and approvals from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities) and the taking of all reasonable steps as may be necessary to obtain an approval, waiver or license from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the Stockholder Agreements, or the consummation of the transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to carry out fully the purposes of, this Agreement. Without limiting the foregoing, the Company and Parent shall use all reasonable efforts and cooperate in promptly preparing and filing as soon as practicable, and in any event within 15 business days after executing this Agreement, (i) notifications under the HSR Act and (ii) the FCC Application and related filings in connection with the Merger and the other transactions contemplated hereby, and to respond as promptly as practicable to any inquiries or requests received from the Federal Trade Commission (the "FTC"), the Antitrust Division of the United States Department of Justice (the "Antitrust Division"), the FCC and any other Governmental Entities for additional information or documentation and to respond as promptly as practicable to all inquiries and requests received from any State Attorney General or other Governmental Entity in connection with antitrust matters or matters relating to the FCC Application. Each of Parent, Sub and the Company, to the extent applicable, further agrees to file contemporaneously with the filing of the FCC Application any requests for waivers of applicable FCC rules or rules or regulations of other Governmental Entities as may be required, to expeditiously prosecute such waiver requests and to diligently submit any additional information or amendments for which the FCC or any other relevant Governmental Entity may ask with respect to such wavier requests. In furtherance of the foregoing,

Parent and Sub will agree to seek a temporary waiver (not more than 12 months in duration) of the FCC's mass media ownership rules (the "Temporary Waiver") to allow for the disposition of the assets comprising the broadcast station identified in Schedule 5.05 (the "Schedule 5.05 Assets") to the extent that, under the FCC's mass media ownership rules, the Schedule 5.05 Assets could not be held in common control with any Company Station following the Effective Time. Parent and Sub further covenant that, prior to the Effective Time, they shall not acquire any new or increased "attributable interest," as defined in the FCC rules, in any media property ("Further Media Interest"), which Further Media Interest could not be held in common control with any Company Station by Parent or Sub following the Effective Time (including by virtue of the FCC's multiple ownership limits), without the prior written consent of the Company. Notwithstanding anything to the contrary contained in this Section 5.05, no party shall be obligated to take any action pursuant to this Section 5.05 (other than disposing of the Schedule 5.05 Assets) if the taking of such action or the obtaining of any waiver, consent, approval or exemption would have a material adverse effect on the Company or Parent.

     (b) In connection with, but without limiting, the foregoing, the Company and its Board of Directors shall (i) use all reasonable efforts to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to this Agreement, the Stockholder Agreements, the Merger or any of the other transactions contemplated by this Agreement and (ii) if any state takeover statute or similar statute or regulation becomes applicable to this Agreement, the Stockholder Agreements, the Merger or any of the transactions contemplated by this Agreement, use all reasonable efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger and the other transactions contemplated by this Agreement.

     (c) In connection with, but without limiting, the foregoing, Parent and Sub shall use all reasonable efforts to resolve such objections, if any, as may be asserted with respect to the transactions contemplated by this Agreement under any antitrust, competition or trade regulatory laws, rules or regulations of any Governmental Entity ("Antitrust Laws") or any laws, rules or regulations of the FCC or other Governmental Entities relating to the broadcast, newspaper, mass media or communications industries (collectively, "Communications Laws") and will take all necessary and proper steps (excluding, however, agreeing to hold separate, to place in trust and/or to divest any of the businesses, product lines or assets ("Divestitures") of (1) the Company or any of its subsidiaries or affiliates at any time after the Effective Time or (2) Parent or any of its subsidiaries or affiliates, except for the Divestiture of the Schedule 5.05 Assets (pursuant to the Temporary Waiver, if necessary) or Divestitures involving assets having a value of $50,000,000 or less) as may be reasonably required (i) for securing the termination of any applicable waiting period on or before the Termination Date (as defined in Section 7.01) or the grant of the FCC Application on or before the Termination Date under the Antitrust Laws or Communications Laws or (ii) by any domestic or foreign court or similar tribunal, in any suit brought by a private party or Governmental Entity challenging the transactions contemplated by this Agreement as violative of any Antitrust Law or Communications Law, in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order that has the effect of preventing the consummation of any of such transactions. The entry by a court, in any suit brought by a private party or Governmental Entity challenging the transactions contemplated by this Agreement as violative of any Antitrust Law or Communications Law, of any order or decree permitting the transactions contemplated by this Agreement but requiring Divestiture of the Schedule 5.05 Assets, shall not be deemed a failure to satisfy the conditions specified in Section 6.01(c) or (d).

     (d) Each of Parent and the Company shall promptly provide the other with a copy of any inquiry or request for information (including notice of any oral request for information), pleading, order or other document either party receives from any Governmental Entities with respect to the matters referred to in this Section 5.05.

     (e) Parent and Sub agree to assume and become bound by the terms of any of the Company Network Agreements if and to the extent required thereby in connection with the transactions contemplated by this Agreement.

     SECTION 5.06. Indemnification and Insurance. (a) Parent and Sub agree that all rights to indemnification for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors, officers, employees or agents of the Company and its subsidiaries (the "Indemnified Parties") as provided in their respective certificates of incorporation or by-laws (or comparable charter or organizational documents) or otherwise shall survive the Merger and shall continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Time. From and after the Effective Time, Parent shall guarantee the performance by the Surviving Corporation of its obligations referred to in the immediately preceding sentence, provided that, in the event any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims, and Parent's guarantee with respect thereto, shall continue until final disposition of any and all such claims. From and after the Effective Time, Parent also agrees to indemnify all Indemnified Parties to the fullest extent permitted by applicable law with respect to all acts and omissions arising out of such individuals' services as officers, directors, employees or agents of the Company or any of its subsidiaries or as trustees or fiduciaries of any plan for the benefit of employees or directors of, or otherwise on behalf of, the Company or any of its subsidiaries, occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, from and after the Effective Time, in the event any such Indemnified Party is or becomes involved in any capacity in any action, proceeding or investigation in connection with any matter, including the transactions contemplated by this Agreement, occurring prior to or at the Effective Time, Parent shall pay as incurred such Indemnified Party's reasonable legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith. From and after the Effective Time, Parent shall pay all reasonable expenses, including reasonable attorneys' fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided for in this
Section 5.06.

     (b) Parent will cause to be maintained, for a period of not less than six years from the Effective Time, the Company's current directors' and officers' insurance and indemnification policy to the extent that it provides coverage for events occurring prior to or at the Effective Time ("D&O Insurance"), provided that Parent shall not be obligated to pay annual premiums for such D&O Insurance in excess of 200% of the last annual premium paid prior to the date of this Agreement (the amount equal to such percentage of such last annual premium, the "Maximum Premium"); provided, however, that Parent may, in lieu of maintaining such existing D&O Insurance as provided above, cause coverage to be provided under any policy maintained for the benefit of Parent or any of its subsidiaries, so long as the terms thereof are no less advantageous to the intended beneficiaries thereof than the existing D&O Insurance. If the existing D&O Insurance expires, is terminated or cancelled or is not available during such six-year period, Parent will use all reasonable efforts to cause to be obtained as much D&O Insurance as can be obtained for the remainder of such period for an annualized premium not in excess of the Maximum Premium, on terms and conditions not materially less advantageous to the covered persons than the existing D&O Insurance. The Company represents to Parent that the Maximum Premium is $458,726.

     SECTION 5.07. Fees and Expenses. (a) All fees and expenses incurred in connection with the Merger, this Agreement, the Stockholder Agreements and the transactions contemplated by this Agreement and the Stockholder Agreements shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that each of Parent and the Company shall bear and pay one-half of the costs and expenses incurred in connection with the filing, printing and mailing of the Form S-4, the Proxy Statement and Parent's proxy statement referred to in Section 5.01(a).

     (b) The Company shall pay, or cause to be paid, in same day funds to Parent $50,000,000 (the "Termination Fee") upon demand if (i) the Company or Parent terminates this Agreement pursuant to Section 7.01(c) or (ii) if the Company or Parent terminates this Agreement pursuant to Section 7.01(b)(i); provided, however, that, with respect to clause (ii) of this paragraph (b) only, the Termination Fee shall not be payable unless and until (x) any Person (other than Parent) (an "Acquiring Party") has acquired, by purchase, merger, consolidation, sale, assignment, lease, transfer or otherwise, in one transaction or any related series of transactions within 12 months after such termination, a majority of the voting power of the outstanding securities of the Company or all or substantially all of the assets of the Company or (y) there has

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

been consummated within 12 months after such termination a consolidation, merger or similar business combination between the Company and an Acquiring Party in which stockholders of the Company immediately prior to such consolidation, merger or similar transaction do not own securities representing at least 50% of the outstanding voting power of the surviving entity (or, if applicable, any entity in control of such Acquiring Party) of such consolidation, merger or similar transaction immediately following the consummation thereof, in either of cases (x) or (y) involving a consideration for Company Common Stock (including the value of any stub equity) in excess of the Aggregate Merger Consideration; and provided further, that, with respect to clause (ii) of this paragraph (b) only, no such Termination Fee shall be payable unless there shall have been made public prior to the Company Stockholders Meeting a takeover proposal involving consideration for Company Common Stock (including the value of any stub equity) in excess of the Aggregate Merger Consideration. The Company acknowledges that the agreements contained in this Section 5.07(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and Sub would not enter into this Agreement; accordingly, if the Company fails promptly to pay the amount due pursuant to this Section 5.07(b) and, in order to obtain such payment, Parent or Sub commences a suit which results in a judgment against the Company for the Termination Fee, the Company shall pay to Parent or Sub its costs and expenses (including attorneys' fees) in connection with such suit, together with interest on the amount of the Termination Fee at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

     (c) Transfer and Gains Taxes and Certain Other Taxes. Parent and Sub agree that the Surviving Corporation will pay all real property transfer, gains and other similar taxes and all documentary stamps, filing fees, recording fees and sales and use taxes, if any, and any penalties or interest with respect thereto, payable in connection with consummation of the Merger without any offset, deduction, counterclaim or deferment of the payment of the Aggregate Merger Consideration.

     SECTION 5.08. Public Announcements. Prior to the Closing Date, Parent and Sub, on the one hand, and the Company, on the other hand, will use all reasonable efforts to consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law, court order or by obligations pursuant to any listing agreement with any national securities exchange. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties.

     SECTION 5.09. Affiliates. At least thirty days prior to the Closing Date, the Company shall deliver to Parent a letter identifying all persons who are, at the time the Merger is submitted for approval to the stockholders of the Company, "affiliates" of the Company for purposes of Rule 145(c) under the Securities Act. The Company shall use all reasonable efforts to cause each such person to deliver to Parent, on or prior to the Closing Date, a written agreement substantially in the form attached hereto as Exhibit B (each an "Affiliate Agreement").

     SECTION 5.10. NYSE Listing. Parent shall use all reasonable efforts to cause the shares of Parent Series A Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

     SECTION 5.11. Stockholder Litigation. The Company shall advise Parent of all material developments in any stockholder litigation against the Company and its directors relating to the transactions contemplated by this Agreement and the Company shall not agree to any settlement of such litigation without Parent's consent, which consent shall not be unreasonably withheld.

     SECTION 5.12. Directorships of Parent. Promptly after the Effective Time, Parent's Board of Directors will, in accordance with its customary nominating procedures, elect Stephen Hamblett and three other current members of the Company's Board of Directors to be directors of Parent. One of the undetermined members will be elected as a Class III Director it, being agreed that the Board of Directors of Parent will be under no obligation to renominate such person thereafter. The second undetermined member will be elected as a Class I Director, it being agreed that the Board of Directors of Parent will be under no obligation to renominate such

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

person thereafter. Replacements for Stephen Hamblett and the third undetermined member will be either current members of the Board of Directors of the Company or other persons resident in New England who in each case are familiar with Rhode Island and the Providence Journal-Bulletin and its history. All three undetermined members will resign from the Board of Directors of the Company upon election to the Board of Directors of Parent (or, if later, at the Effective
Time). Through at least the Annual Meeting of Stockholders of Parent in 2000, Parent's Board of Directors will cause James M. Moroney, Jr. to be included in Parent's slate of nominees for election by the holders of Parent Common Stock, if he is willing and able to serve. Parent's Board of Directors will cause Stephen Hamblett and the third undetermined member and their respective successors to be included in Parent's slate of nominees for election by the holders of Parent Common Stock as long as each is willing and able to serve, subject to the then existing normal retirement age policy of Parent's Board of Directors.

     SECTION 5.13. Stock Options. (a) At or immediately prior to the Effective Time, each outstanding employee or director stock option to purchase shares of Company Common Stock (a "Company Employee Stock Option") granted under any employee or director stock option or compensation plan or arrangement of the Company (each a "Company Stock Plan") shall be cancelled, and at the Effective Time the Surviving Corporation shall pay to each holder of any such option, whether or not then vested or exercisable, for each such Company Employee Stock Option an amount of cash determined by multiplying (i) the excess, if any, of the Per Share Cash Amount over the applicable exercise price of such Company Employee Stock Option by (ii) the number of shares of Company Common Stock such holder could have purchased (assuming full vesting of his Company Employee Stock Option) had such holder exercised such Company Employee Stock Option in full immediately prior to the Effective Time. Notwithstanding anything to the contrary herein, if it is determined that compliance with any of the preceding sentence may cause any individual subject to Section 16 of the Exchange Act to become subject to the profit recovery provisions thereof, any Company Employee Stock Options held by such individual may, if such individual so agrees, subject to the proviso to this sentence, be cancelled or purchased, as the case may be, at the Effective Time or at such later time as may be necessary to avoid application of such profit recovery provisions and such individual will be entitled to receive from the Surviving Corporation an amount in cash in respect thereof equal to the product of (1) the excess, if any, of the Per Share Cash Amount over the per share exercise price of such Company Employee Stock Option and (2) the number of shares of Company Common Stock subject thereto immediately prior to the Effective Time, provided that the parties hereto will cooperate, including by providing alternate arrangements, so as to achieve the intent of the foregoing without giving rise to such profit recovery.

     (b) At the later of the Effective Time and the closing of the U.S. West Merger (as defined in the Company S-1), each unit (a "Unit") outstanding under the Company's Incentive Unit Plan shall be cancelled, and Parent shall pay to each such holder for such Unit, whether or not then vested, an amount in cash equal to the value of such Unit, as determined in accordance with the Incentive Unit Plan, which value shall be consistent with the description of such Units contained in the Company S-1.

     (c) Prior to the Effective Time, the Company shall use all reasonable efforts (i) to obtain any consents from holders of Company Employee Stock Options and (ii) to make any amendments to the terms of such Company Stock Plans that, in the case of either clause (i) or (ii), are necessary to give effect to the transactions contemplated by Section 5.13(a). Notwithstanding any other provision of this Section 5.13, payment may be withheld in respect of any Company Employee Stock Option until necessary consents are obtained.

     SECTION 5.14. Benefit Plans. Promptly after the Effective Time, Parent shall cause the Surviving Corporation and its subsidiaries to provide Company employees who are employees thereof or any of its subsidiaries with compensation and employee benefit plans that are in the aggregate similar to the compensation and Plans provided to similarly situated employees of Parent or its subsidiaries who are not employees of the Company; provided, however, that employees of the Company shall not be required to satisfy any additional copayment or other deductible requirements in connection therewith; provided further, that this sentence shall not apply to any employees of the Company or any of its subsidiaries covered by a Collective Bargaining Agreement to which the Company or any of its subsidiaries is a party or otherwise bound. For the purpose of determining eligibility to participate in Plans, eligibility for benefit forms and subsidies and the vesting of benefits under such Plans (including any pension, severance, 401(k), vacation and sick pay), and for purposes of accrual of benefits under any severance, sick leave, vacation and other similar employee benefit plans (other than defined benefit pension plans), Parent shall give effect to years of service (and for purposes of qualified and nonqualified pension plans, prior earnings) with the Company or its subsidiaries, as the case may be, as if they were with Parent or one of its subsidiaries. Parent shall also cause the Surviving Corporation to assume and agree to perform the Company's obligations under all employment, severance, consulting and other compensation contracts between the Company or any of its subsidiaries and any current or former director, officer or employee thereof. Nothing in this Section 5.14 shall be construed or applied to restrict the ability of the Surviving Corporation to establish such types and levels of compensation and benefits as it determines to be appropriate or to modify or terminate compensation or benefit programs adopted pursuant to the first sentence of this Section 5.14.

     SECTION 5.15. Independent Governance Structure for the Company's Newspaper Business. From and after the Effective Time, Newco's Board of Directors shall consist of the existing Board of Directors of the Company (except that any such directors other than Stephen Hamblett who are elected to the Board of Directors of Parent shall resign from Newco's Board of Directors).

     SECTION 5.16. Charitable Contributions. Shortly after the Effective Time, Parent will (a) fund the Providence Journal Charitable Foundation in the amount of $10,000,000 and (b) contribute an amount not to exceed $1,000,000 to the University of Rhode Island as an endowment to the Institute for Reporting Marine and Environmental Issues in memory of Michael P. Metcalf.

     SECTION 5.17. Company Stockholder Agreements. On or before October 2, 1996, those Company Significant Stockholders who have not executed the Company Stockholder Agreement shall have executed the Company Stockholder Agreement and those Parent Significant Stockholders who have not executed the Parent Stockholder Agreement shall have executed the Parent Stockholder Agreement. Subject to applicable law, the Company will use all reasonable efforts to obtain, within ten days after the date of this Agreement, from all holders of shares representing one percent or more of the outstanding Company Class B Common Stock that have not executed the Company Stockholder Agreement, stockholder agreements, in form and substance substantially similar to the Company Stockholder Agreement, covering such holders' shares of Company Common Stock.

                                   ARTICLE VI

                              CONDITIONS PRECEDENT

     SECTION 6.01. Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:

          (a) Stockholder Approvals. The Company Stockholder Approval and the Parent Stockholder Approval shall have been obtained.

          (b) HSR Act. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

          (c) FCC Approvals. The FCC Application shall have been approved by the FCC without any condition that would have a material adverse effect on Parent; provided, however, that the approval of the FCC Application subject to a condition that Parent or Sub divest the Schedule 5.05 Assets or divest other assets having a value of $50,000,000 or less shall not be deemed to have a material adverse effect on Parent; provided further, that this condition shall not be deemed satisfied if and so long as there is a significant risk that such approval of the FCC Application will not become final (i.e., no longer subject to administrative or judicial review).

          (d) Other Governmental Approvals. All other consents, authorizations, orders and approvals of (or filings or registrations with) any Governmental Entity (other than in respect of the FCC and under the HSR Act) required in connection with the execution, delivery and performance of this Agreement shall have been obtained or made, except for filing the Certificate of Merger and any other documents required to be filed after the Effective Time and except where the failure to have obtained or made any such consent, authorization, order, approval, filing or registration would not have a material adverse effect on Parent and the Company after the Effective Time.

          (e) No Injunctions or Restraints. There shall not be in effect any (i) decree, temporary restraining order, preliminary or permanent injunction or other order entered, issued or enforced by any court of competent jurisdiction or (ii) federal statute, rule or regulation enacted or promulgated, in each case (i) or (ii) that prohibits the consummation of the Merger. There shall not be in effect any state or local statute, rule or regulation enacted or promulgated that prohibits the consummation of the Merger and which would have a material adverse effect on Parent after the Effective Time.

          (f) Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

          (g) NYSE Listing. The shares of Parent Series A Common Stock, issuable to the Company's stockholders pursuant to this Agreement shall have been approved for listing on the New York Stock Exchange, Inc. ("NYSE"), subject to official notice of issuance.

          (h) Tax Opinion. The Company and Parent shall have received from Wachtell, Lipton, Rosen & Katz, special counsel to the Company, on the date of the Proxy Statement and on the Closing Date, opinions, in each case dated as of such respective dates and stating that the Merger will not have an adverse impact on the qualification of the transactions consummated pursuant to the Contribution and Assumption Agreement between the Company and the Providence Journal Company, a Rhode Island corporation ("PJC"), dated as of October 5, 1995, and the distribution of the Company Common Stock to certain stockholders of PJC on October 5, 1995, as, respectively, a reorganization within the meaning of Section 368(a) of the Code and a tax-free distribution pursuant to the provisions of Section 355 of the Code. In rendering such opinions, counsel for the Company shall be entitled to rely upon representations of stockholders and officers of the Company and officers of Parent, in each case reasonably satisfactory in form and substance to such counsel.

     SECTION 6.02. Conditions to Obligations of Parent and Sub. The obligations of Parent and Sub to effect the Merger are further subject to satisfaction or waiver of each of the following conditions:

          (a) Representations and Warranties. The representations and warranties of the Company set forth in Sections 3.01(c)(i), 3.01(t)(ii) and 3.01(v)(i) shall be true and correct (except for de minimus inaccuracies), in each case on the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date. All other representations and warranties of the Company set forth in this Agreement shall be true and correct, in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except (i) for representations and warranties that are made as of a specific date (in which case such representations and warranties shall be true and correct on and as of such date, subject to the following clause (ii)) and (ii) for inaccuracies in such representations and warranties that individually or in the aggregate do not have a material adverse effect on the Company. Parent shall have received a certificate dated the Closing Date and signed on behalf of the Company by the chief financial officer of the Company to the foregoing effects.

          (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate dated the Closing Date signed on behalf of the Company by the chief financial officer of the Company to such effect.

          (c) Tax Opinions. Parent shall have received from Gibson, Dunn & Crutcher LLP, counsel to Parent, on the date of the Proxy Statement and on the Closing Date, opinions, in each case dated as of such respective dates and stating that the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that Parent, Sub and the Company will each be a party to that reorganization within the meaning of Section 368(b) of the Code. In rendering such opinions, counsel for Parent shall be entitled to rely upon representations of officers of

     Parent, Sub and the Company and representations of stockholders of the Company, in each case reasonably satisfactory in form and substance to such counsel.

          (d) Network Consents. The Company shall have received a written consent from each television network with which each of the Company Stations is affiliated consenting to the transactions contemplated by this Agreement, as and to the extent required by the terms of the applicable Company Network Agreements, and the transferred Company Network Agreements will be on terms reasonably satisfactory to Parent (it being understood that terms not less favorable than the current terms thereof will be satisfactory to Parent).

     SECTION 6.03. Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to satisfaction or waiver of each of the following conditions:

          (a) Representations and Warranties. The representations and warranties of Parent and Sub set forth in Sections 3.02(s)(ii) and 3.02(u)(i) shall be true and correct (except for de minimus inaccuracies), in each case on the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date. All other representations and warranties of Parent and Sub set forth in this Agreement shall be true and correct, in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except (i) for representations and warranties that are made as of a specific date (in which case such representations and warranties shall be true and correct on and as of such date, subject to the following clause (ii)) and (ii) for inaccuracies in such representations and warranties that individually or in the aggregate do not have a material adverse effect on Parent. Parent shall have received a certificate dated the Closing Date and signed on behalf of Parent by the chief financial officer of Parent to the foregoing effects.

          (b) Performance of Obligations of Parent and Sub. Parent and Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by the chief financial officer of Parent to such effect.

          (c) Tax Opinions. The Company shall have received from Wachtell, Lipton, Rosen & Katz, special counsel to the Company, on the date of the Proxy Statement and on the Closing Date opinions, in each case dated as of such respective dates and stating that the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of
     Section 368(a) of the Code and that Parent, Sub and the Company will each be a party to that reorganization within the meaning of Section 368(b) of the Code. In rendering such opinions, counsel for the Company shall be entitled to rely upon representations of officers of Parent, Sub and the Company and representations of stockholders of the Company, in each case reasonably satisfactory in form and substance to such counsel.

                                  ARTICLE VII

                       TERMINATION, AMENDMENT AND WAIVER

     SECTION 7.01. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Stockholder Approval or the Parent Stockholder Approval:

          (a) by mutual written consent of Parent, Sub and the Company; or

          (b) by either Parent or the Company as follows:

             (i) if the Company Stockholders Meeting (including as it may be adjourned from time to time) shall have concluded without the Company Stockholder Approval having been obtained;

             (ii) if the Merger shall not have been consummated on or before September 30, 1997 (the "Termination Date"), provided that the party seeking to terminate this Agreement is not otherwise in material breach of this Agreement;

             (iii) if any Governmental Entity shall have issued an order, injunction, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, injunction, decree, ruling or other action shall have become final and nonappealable; or

             (iv) in the event of a breach by the other party of any representation, warranty, covenant or other agreement contained in this Agreement which (x) would give rise to the failure of a condition set forth in Section 6.02(a) or (b) or Section 6.03(a) or (b), as applicable, and (y) cannot be cured by the Termination Date (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement);

          (c) by Parent if the Board of Directors of the Company approves or recommends a superior proposal, or by the Company if the Board of Directors of the Company approves or recommends a superior proposal pursuant to
     Section 4.02(b); or

          (d) by Parent or the Company if the Parent Stockholders Meeting (including as it may be adjourned from time to time) shall have concluded without the Parent Stockholder Approval having been obtained.

     SECTION 7.02. Effect of Termination. If this Agreement is terminated by either the Company or Parent pursuant to Section 7.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Sub or the Company, (a) other than liabilities and obligations under Section 3.01(m), Section 3.02(j), the last sentence of Section 5.04, Section 5.07, this Section 7.02 and Article VIII and (b) except that no such termination shall relieve any party of any liability for damages resulting from any material breach by such party of this Agreement.

     SECTION 7.03. Amendment. This Agreement may be amended by the parties at any time before or after the Company Stockholder Approval or the Parent Stockholder Approval; provided, however, that after any such approval, there shall not be made any amendment that by law requires further approval by the stockholders of the Company or Parent without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

     SECTION 7.04. Extension; Waiver. At any time prior to the Effective Time, a party may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso to the first sentence of Section 7.03, waive compliance by the other parties with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

     SECTION 7.05. Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 7.01, an amendment of this Agreement pursuant to Section 7.03 or an extension or waiver pursuant to Section
7.04 shall, in order to be effective, require in the case of Parent, Sub or the Company, action by its Board of Directors or the duly authorized designee of its Board of Directors.

                                  ARTICLE VIII

                               GENERAL PROVISIONS

     SECTION 8.01. Nonsurvival of Representations and Warranties. None of the representations and warranties contained in this Agreement or in any document or instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

     SECTION 8.02. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses and telecopier numbers (or at such other address or telecopier number for a party as shall be specified by like notice):

        (a) if to Parent or Sub, to

          Michael J. McCarthy, Esq.
          Senior Vice President and General Counsel
          A.H. Belo Corporation
          400 South Record Street
          Dallas, Texas 75202
          Telephone: (214) 977-6600
          Telecopy: (214) 977-8209

          with a copy to:

          Gibson, Dunn & Crutcher LLP
          200 Park Avenue
          New York, New York 10166
          Telephone: (212) 351-4000
          Telecopy: (212) 351-4035
          Attention: E. Michael Greaney, Esq.

        (b) if to the Company, to

           The Providence Journal Company
           75 Fountain Street
           Providence, Rhode Island 02902
           Telephone: (401) 277-7000
           Telecopy: (401) 277-7889
           Attention: Stephen Hamblett and John L. Hammond, Esq.

           with a copy to:

           Wachtell, Lipton, Rosen & Katz
           51 West 52nd Street
           New York, New York 10019
           Telephone: (212) 403-1218
           Telecopy: (212) 403-2000
           Attention: Daniel A. Neff, Esq.

           and a copy to:

           Edwards & Angell
           2700 Hospital Trust Tower
           Providence, Rhode Island 02903
           Telephone: (401) 274-9200
           Telecopy: (401) 276-6611
           Attention: Walter G.D. Reed, Esq.

     SECTION 8.03. Definitions. For purposes of this Agreement:

          (a) an "affiliate" of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person.

          (b) "Company Station" means each broadcast television station owned by the Company or a subsidiary of the Company and shall not include any broadcast television station operated by the Company or a subsidiary of the Company pursuant to a local marketing agreement.

          (c) "Compensation and Benefit Plans" means all bonus, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock and other stock plans, all employment or severance contracts, all other employee benefit plans and any applicable "change of control" or similar provisions in any plan, contract or arrangement which cover employees or former employees of a person or any of its ERISA Affiliates and all other benefit plans, contracts or arrangements (regardless of whether they are funded or unfunded or foreign or domestic) covering employees or former employees of a person or any of its ERISA Affiliates, including "employee benefit plans" within the meaning of Section 3(3) of ERISA.

          (d) "FCC License" means any permit, license, waiver or authorization that a person is required by the FCC to hold in connection with the operation of its business.

          (e) "indebtedness" means, with respect to any person, without duplication, (i) all obligations of such person for borrowed money, (ii) all obligations of such person evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations of such person under conditional sale or other title retention agreements relating to property purchased by such person, and (iv) all guarantees of such person of any indebtedness of any other person.

          (f) "Parent Station" means a broadcast television station owned by Parent or a subsidiary of Parent and shall not include any broadcast television station operated by Parent or a subsidiary of Parent pursuant to a local marketing agreement.

          (g) "person" means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

          (h) "material adverse change" or "material adverse effect" means, when used in connection with the Company or Parent, any change or effect that is or would be materially adverse to the business, operations or condition (financial or otherwise) of such party and its subsidiaries taken as a whole.

          (i) "Significant Subsidiary" means (i) with respect to the Company, each of Mountain States Broadcasting, Inc., King Holding Corp., Providence Journal Broadcasting Corp., King Broadcasting Company, Journal Broadcasting of Charlotte, Inc., Journal Broadcasting of Kentucky, Inc. and Journal Broadcasting of New Mexico, Inc. and (ii) with respect to Parent, The Dallas Morning News, Inc., Owensboro Messenger-Inquirer, Inc., Bryan-College Station Eagle, Inc., Great Western Broadcasting Corp., KHOU-TV, Inc., KOTV, Inc., Third Avenue Television, Inc., WFAA-TV, Inc., WVEC Television, Inc. and WWL-TV, Inc.

          (j) a "subsidiary" of any person means another person, an amount of the voting securities or other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting securities or interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person.

          (k) "superior proposal" means (i) a bona fide takeover proposal to acquire, directly or indirectly, all or a substantial portion of the shares of Company Common Stock then outstanding or all or substantially all the assets of the Company and (ii) otherwise on terms which the Board of Directors of the Company determines in its good faith judgment to be more favorable to the Company's stockholders than the Merger after receipt of the written advice of the Company's independent financial advisor.

          (l) "takeover proposal" means any proposal for a merger, consolidation or other business combination involving the Company or any of its Significant Subsidiaries or any proposal or offer to acquire in any manner, directly or indirectly, an equity interest in, any voting securities of, or a substantial portion of the assets of, the Company or any of its Significant Subsidiaries, other than the transactions contemplated by this Agreement.

          (m) "Taxes" means all Federal, state, local and foreign taxes, and other assessments of a similar nature (whether imposed directly or through withholding), including any interest, additions to tax, or penalties applicable thereto.

          (n) "Tax Returns" means all Federal, state, local and foreign tax returns, declarations, statements, reports, schedules, forms and information returns and any amended tax return relating to Taxes.

     SECTION 8.04. Interpretation. When a reference is made in this Agreement to an Article, Section, subsection, Exhibit or Schedule, such reference shall be to an Article or Section, subsection of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" and "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Headings of the Articles and Sections of this Agreement are for the convenience of reference only, and shall be given no substantive or interpretive effect whatsoever. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns and, in the case of an individual, to his or her heirs and estate, as applicable.

     SECTION 8.05. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

     SECTION 8.06. Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the documents and instruments referred to herein) and the Confidentiality Agreement (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and (b) except for the provisions of Article II and Sections 5.06, 5.12 and 5.13(b), are not intended to confer upon any person other than the parties any rights or remedies. The Company Disclosure Schedule and the Parent Disclosure Schedule and all Exhibits attached hereto are hereby incorporated herein and made a part hereof for all purposes, as if fully set forth herein.

     SECTION 8.07. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

     SECTION 8.08. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, except that Sub may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to Parent or to any direct wholly owned subsidiary of Parent, but no such assignment shall relieve Sub of any of its obligations under this Agreement. Any attempted assignment in violation of the preceding sentence shall be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

     SECTION 8.09. Enforcement. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Federal court located in the State of Delaware or in Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any Federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a Federal court sitting in the State of Delaware or a Delaware state court.

     SECTION 8.10. Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

     IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

                                            A.H. BELO CORPORATION

                                            By: /s/  ROBERT W. DECHERD
                                               ---------------------------------
                                                Name:  Robert W. Decherd
                                                Title: Chairman of the Board,
                                                       President and Chief
                                                       Executive Officer

                                            A H FINANCE COMPANY

                                            By: /s/  ROBERT W. DECHERD
                                               ---------------------------------
                                                Name:  Robert W. Decherd
                                                Title: President

                                            THE PROVIDENCE JOURNAL COMPANY

                                            By: /s/  STEPHEN HAMBLETT
                                               ---------------------------------
                                                Name:  Stephen Hamblett
                                                Title: Chairman of the Board,
                                                       Chief Executive Officer
                                                       and Publisher

                          AGREEMENT AND PLAN OF MERGER

                     LIST OF OMITTED EXHIBITS AND SCHEDULES

 EXHIBITS:
 A.1           Restated Certificate of Incorporation of [NEWCO]
 A.2           Bylaws of The Providence Journal Company
 B             Form of Affiliate Letter
 SCHEDULES:
 3.01(b)       List of Subsidiaries and Other Interests
 3.01(c)       Capital Structure
 3.01(d)       Corporate Authority; Noncontravention
 3.01(h)       Absence of Certain Changes or Events
 3.01(i)       Litigation
 3.01(j)       ERISA and Other Compensation Matters
 3.01(q)       Labor
 3.01(s)       Environmental Matters
 3.01(t)(ii)   Regulatory Matters
 3.02(s)       Licenses
 5.05          Reasonable Efforts

     Pursuant to Regulation S-K, Item 601(b)(2), the Registrant hereby agrees to furnish supplementally a copy of any of the foregoing omitted exhibits and schedules to the Securities and Exchange Commission upon request.

                                                                      APPENDIX B

                        [Letterhead of Furman Selz LLC]

                                                                 January 6, 1997

The Board of Directors
A.H. Belo Corporation
400 South Record
Dallas, TX 75202

Ladies and Gentlemen:

     We understand that A. H. Belo Corporation ("BLC" or the "Company"), A H Finance Company, a wholly-owned subsidiary of the Company ("Newco"), and The Providence Journal Company ("PRJ") have entered into an Amended and Restated Agreement and Plan of Merger, dated as of September 26, 1996, which has been furnished to us (the "Agreement"), whereby, among other things, PRJ will be merged with and into Newco in a transaction (the "Merger") in which, among other things:

     (a) Each share of PRJ's Class A Common Stock, par value $1.00 per share (the "PRJ Class A Common Stock"), and Class B Common Stock, par value $1.00 per share, (combined, the "PRJ Common Stock") issued and outstanding immediately prior to the Effective Time (excluding any treasury shares, shares held directly or indirectly by BLC and Dissenting Shares (as defined in the Agreement)) shall be converted into:

          (i) the right to receive a number of shares of Series A Common Stock, $1.67 par value of BLC (the "BLC Series A Common Stock") equal to the sum of (A) 0.5333 and (B) the quotient (calculated to the nearest 0.0001) of $12.33 divided by the Valuation Period Stock Price (such sum, the "Exchange Ratio");

          (ii) the right to receive in cash, without interest, the sum of (A) $12.33 and (B) the product of 0.5333 and the Valuation Period Stock Price (such sum, the "Per Share Cash Amount");

          (iii) the right to receive 0.5333 shares of BLC Series A Common Stock and $12.33 in cash, without interest (the "Mixed Consideration"); or

          (iv) the right to receive a combination of shares of BLC Series A Common Stock and cash determined in accordance with the proration procedures as described in the Agreement.

     (b) The Exchange Ratio, the Per Share Cash Amount, the Mixed Consideration and the consideration provided for in (iv) above are collectively referred to herein, in aggregate, as the "Aggregate Merger Consideration."

     (c) The portion of Aggregate Merger Consideration payable in shares of BLC Series A Common Stock shall equal 0.5333 times the number of shares of PRJ Common Stock issued and outstanding immediately prior to the Effective Time (excluding any treasury shares and shares held by BLC) and the portion of Aggregate Merger Consideration payable in cash shall equal $12.33 times the number of shares of PRJ Common Stock issued and outstanding immediately prior to the Effective Time (excluding any treasury shares and shares held by BLC).

     (d) The Effective Time means the time the Merger becomes effective and the Valuation Period Stock Price means the average of the New York Stock Exchange closing sale prices for the BLC Series A Common Stock for the ten consecutive trading-day period ending on the tenth day immediately prior to the anticipated Closing Date (as defined in the Agreement).

     The terms and conditions of the Merger are set forth in more detail in the Agreement.

     You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the holders of the BLC Series A Common Stock and the holders of Series B Common Stock, $1.67 par value, of BLC (the "BLC Series B Common Stock," and, together with the BLC Series A Common Stock, the

"BLC Common Stock") of the Aggregate Merger Consideration to be offered in the Merger to the holders of PRJ Common Stock.

     In connection with rendering our opinion as set forth below, we have, among other things:

          (i) reviewed the Agreement and certain related documents and the financial terms of the Merger set forth therein;

          (ii) reviewed PRJ's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, Quarterly Report on Form 10-Q for the quarters ended June 30, 1996 and September 30, 1996 and certain other filings with the Securities and Exchange Commission made by PRJ, including Proxy Statements, Form 8-Ks, and the Prospectus dated June 24, 1996 relating to the initial public offering of PRJ Class A Common Stock;

          (iii) reviewed the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, Quarterly Report on Form 10-Q for the quarters ended June 30, 1996 and September 30, 1996 and certain other filings with the Securities and Exchange Commission made by the Company, including Proxy Statements, Form 8-Ks, and the Prospectus dated May 1, 1996 relating to the public offering of BLC Series A Common Stock;

          (iv) reviewed certain other publicly available information concerning the Company and the trading market for the BLC Series A Common Stock;

          (v) reviewed certain other publicly available information concerning PRJ and the trading market for the PRJ Class A Common Stock;

          (vi) reviewed certain non-public information relating to the Company and PRJ, including financial forecasts and projections for each as well as pro forma financial forecasts and projections, furnished to us by the Company and PRJ;

          (vii) reviewed certain publicly available information, including research reports, concerning certain other companies engaged in businesses which we believe to be comparable to the Company and PRJ and the trading markets for certain of such companies' securities;

          (viii) reviewed the financial terms of certain recent mergers and acquisitions which we believe to be relevant;

          (ix) conducted discussions with certain members of senior management of the Company and PRJ concerning their respective businesses and operations, assets, present condition and future prospects; and

          (x) performed such other analyses, examinations and procedures, reviewed such other agreements and documents, and considered such other factors, as we have deemed in our sole judgment, to be necessary, appropriate or relevant to render the opinion set forth herein.

     In rendering our opinion, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, projections and other data of the Company and PRJ used in our analysis, the management of the Company or PRJ, as the case may be, has advised us that such forecasts, projections and other data have been reasonably prepared on bases reflecting their best currently available estimates and judgements as to their future financial performance. In addition, we have not made an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or PRJ, nor have we been furnished with any such evaluations or appraisals. For purposes of our opinion, we were not requested to, and did not, solicit third party indications of interest in acquiring all or any part of PRJ. We have further assumed that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended, and that the Merger will not result in the incurrence by PRJ of any future tax payments relating to the merger of PRJ's former cable television businesses with Continental Cablevision, Inc. as of August 1, 1995.

     We have also taken into account our assessment of general economic, market and financial conditions and our experience in similar transactions, as well as our experience in securities valuation in general. Our opinion necessarily is based upon market, business and other conditions at the present time and can only be evaluated on the date hereof, and does not represent an opinion as to the value of the BLC Common Stock or to the impact of the Merger or its announcement on the trading price of the BLC Series A Common Stock.

     As you are aware, we have performed various investment banking services for the Company in the past, including financial advisory and investment banking services concerning the strategic development of the Company's business, including advice with respect to potential acquisitions, divestitures, joint ventures, capital markets transactions or other potential corporate transactions or any combination of such transactions, and have received customary fees for such services. Furman Selz has received a fee for its services to the Board of Directors in connection with this opinion pursuant to an engagement letter dated September 24, 1996 entered into between Furman Selz and the Company. In addition, the Company has agreed to reimburse Furman Selz for certain out-of-pocket expenses and to indemnify Furman Selz for certain liabilities arising from the delivery of this opinion. Furman Selz is acting as exclusive financial advisor to the Company in connection with the Merger and will receive a fee for its services as well as other transactions contemplated by the aforementioned engagement letter. In the ordinary course of our business, we may actively trade in the equity securities of the Company and PRJ for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     Based upon and subject to the foregoing, as investment bankers, it is our opinion as of the date hereof that the Aggregate Merger Consideration to be offered in the Merger is fair, from a financial point of view, to the holders of BLC Common Stock.

     This opinion is for the use and benefit of the Board of Directors in its consideration of the Merger. This opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to or whether to accept the consideration to be offered to such stockholder in connection with the proposed Merger. We were not requested to opine as to, and this opinion does not in any manner address, BLC's underlying business decision to proceed with or effect the Merger, or the relative merits of the Merger as compared to any alternative business strategies which might exist for BLC or the effect of any other transaction in which BLC might engage or any agreements which might be concluded between BLC and PRJ after the date hereof. This opinion may be included in its entirety in any proxy statement/prospectus with respect to the Merger, but it may not be summarized, excerpted from or otherwise publicly referred to without our prior written consent.

                                            Very truly yours,

                                            /s/  FURMAN SELZ LLC

                                                                      APPENDIX C

                     [BEAR, STEARNS & CO. INC. LETTERHEAD]

January 6, 1997

Board of Directors
The Providence Journal Company
75 Fountain Street
Providence, RI 02902

Ladies and Gentlemen:

We understand that The Providence Journal Company ("PJC" or the "Company") intends to merge (the "Merger") with and into A H Finance Company ("Sub"), a wholly-owned subsidiary of A. H. Belo Corporation ("Belo"). In the Merger, each issued and outstanding share of the Company's Class A Common Stock, par value $1.00 per share (the "Company Class A Common Stock"), and the Company's Class B Common Stock, par value $1.00 per share (the "Company Class B Common Stock" and, together with the Company Class A Common Stock, the "Company Common Stock"), other than shares owned directly or indirectly by Belo or the Company, will be converted into the right to receive the Merger Consideration (as defined below). You have provided us with the Amended and Restated Agreement and Plan of Merger among Belo, Sub and PJC in substantially final form (the "Merger Agreement").

Pursuant to the Merger Agreement, and subject to the provisions of the next paragraph and the allocation provisions set forth below, each share of Company Common Stock issued and outstanding immediately prior to the effective time of the Merger (excluding treasury shares, shares held directly or indirectly by Belo and dissenting shares) shall be converted into:

     (i) the right to receive a number of shares of Belo's Series A Common stock, $1.67 par value, including associated Belo stock purchase rights issued pursuant to Belo's Amended and Restated Rights Agreement, dated as of February 28, 1996 (the "Belo Series A Common Stock"), equal to the sum of (A) 0.5333 and (B) the quotient of $12.33 divided by the Valuation Period Stock Price (as defined in the Merger Agreement) (such sum, the "Exchange Ratio"),

     (ii) the right to receive in cash, without interest, the sum of (A) $12.33 and (B) the product of 0.5333 and the Valuation Period Stock Price (as defined in the Merger Agreement) (such sum, the "Per Share Cash Amount"),

     (iii) the right to receive 0.5333 shares of Belo Series A Common Stock and $12.33 in cash, without interest (the "Mixed Consideration"), or

     (iv) the right to receive a combination of shares of Belo Series A Common Stock and cash determined in accordance with certain value equalization proration mechanisms described in Section 2.01(d),
           Section 2.01(e) and Section 2.01(f) of the Merger Agreement. The consideration provided for in subparagraphs (i) through (iv) of this paragraph in exchange for each share of Company Common Stock is referred to herein as the "Merger Consideration" and the aggregate of such consideration provided for all shares of Company Common Stock is referred to herein as the "Aggregate Merger Consideration."

The Merger Agreement provides that the number of shares of Company Common Stock to be converted into the right to receive cash in the Merger (the "Cash Election Number") shall be equal to the product of (i) the aggregate number of shares of Company Common Stock to be converted in the Merger, which shall be the number of shares of Company Common Stock issued and outstanding immediately prior to the effective time of the Merger (excluding any treasury shares and shares held directly or indirectly by Belo (the "Company Common Stock Number")) and (ii) a fraction, the numerator of which is $12.33 and the denominator of which is the Per Share Cash Amount. The number of shares of Company Common Stock to be converted into the right to receive Belo Series A Common Stock in the Merger (the "Stock Election Number") shall be equal to the difference between (i) the Company Common Stock Number and (ii) the Cash Election Number. The aggregate number of shares of Belo Series A Common Stock constituting the portion of the Aggregate Merger Consideration payable in Belo Series A Common Stock shall equal 0.5333 times the Company Common Stock Number. That portion of the Aggregate Merger Consideration to be paid in cash shall equal $12.33 times the Company Common Stock Number.

The Merger Agreement also provides that, at or immediately prior to the effective time of the Merger, each outstanding employee or director stock option to purchase shares of Company Common Stock (a "Company Employee Stock Option") granted under any employee or director stock option or compensation plan or arrangement of the Company shall be canceled, and at the effective time of the Merger the Surviving Corporation (as defined in the Merger Agreement) shall pay to each holder of any such option whether or not then vested or exercisable, for each such Company Employee Stock Option an amount of cash determined by multiplying (i) the excess, if any, of the Per Share Cash Amount over the applicable exercise price of such Company Employee Stock Option by (ii) the number of shares of Company Common Stock such holder could have purchased (assuming full vesting of his/her Company Employee Stock Option) had such holder exercised such Company Employee Stock Option in full immediately prior to the effective time of the Merger.

You have asked us to render our opinion as to whether the Merger is fair, from a financial point of view, to the shareholders of PJC.

In the course of performing our reviews and analyses for rendering this opinion, we have:

     1. reviewed the Merger Agreement;

     2. reviewed the Company's Annual Report to Shareholders and Annual Report on Form 10-K for the year ended December 31, 1995, its Quarterly Reports on Form 10-Q for the periods ended March 31, 1996, June 30, 1996 and September 30, 1996 and its registration statement on Form S-1 dated June 24, 1996;

     3. reviewed Belo's Annual Reports to Shareholders and Annual Reports on Form 10-K for the years ended December 31, 1993 through 1995 and its Quarterly Reports on Form 10-Q for the periods ended March 31, 1996, June 30, 1996 and September 30, 1996;

     4. reviewed certain operating and financial information, including estimates and projections, provided to us by the senior managements of PJC and Belo relating to PJC's and Belo's businesses and prospects, respectively;

     5. met with certain members of PJC's and Belo's senior management to discuss each company's operations, historical financial statements and future prospects;

     6. reviewed the historical prices, trading volumes and valuation parameters of the shares of Company Class A Common Stock and Belo Series A Common Stock;

     7. reviewed publicly available financial data, stock market performance data and valuation parameters of companies which we deemed generally comparable to PJC and Belo;

     8. reviewed the terms of recent mergers and acquisitions involving companies which we deemed generally comparable to PJC and the Merger; and

     9. conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

In the course of our review, we have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to us by PJC and Belo. With respect to PJC's and Belo's projected financial results and potential synergies that could be achieved upon consummation of the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior managements of PJC and Belo as to the expected future performance of PJC and Belo, respectively. We have not assumed any responsibility for the independent verification of any such information or of the projections provided to us and we have further relied upon the assurances of the senior managements of PJC and Belo that they are unaware of any facts that would make the information or projections provided to us incomplete or misleading. In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities of PJC and Belo, nor have we been furnished with any such appraisals. We have assumed with your consent that the Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. This letter does not address PJC's underlying business decision to pursue the Merger. Our opinion is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof.

We have acted as financial advisor to PJC in connection with the Merger and will receive a fee for such services, payment of a significant portion of which is contingent upon the consummation of the Merger.

It is understood that this letter is intended for the benefit and use of the Board of Directors of PJC and does not constitute a recommendation to any holder of Company Common Stock as to how to vote his/her shares in connection with the Merger. This letter is not to be used for any other purpose, or reproduced, disseminated, quoted or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any joint proxy statement/prospectus to be distributed to the holders of Company Common Stock in connection with the Merger.

Based on the foregoing, it is our opinion that the Merger is fair, from a financial point of view, to the shareholders of PJC.

                                            Very truly yours,

                                            BEAR, STEARNS & CO. INC.

                                            By:     /s/  DAVID H. GLASER

                                            ------------------------------------
                                                   Senior Managing Director

                                                                      APPENDIX D

                            DELAWARE CODE ANNOTATED
                             TITLE 8. CORPORATIONS
                       CHAPTER 1. GENERAL CORPORATION LAW
                     SUBCHAPTER IX. MERGER OR CONSOLIDATION

SEC. 262 APPRAISAL RIGHTS.

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec. 251 (other than a merger effected pursuant to subsection (g) of sec. 251), sec. 252, sec. 254, sec. 257, sec. 258, sec. 263 or sec. 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the holders of the surviving corporation as provided in subsection (f) of sec. 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to sec. 228 or sec. 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within twenty days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
     (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given; provided that, if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

--------------------------------------------------------------------------------

                                                                    APPENDIX E-1

                             A. H. BELO CORPORATION

   THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF A. H. BELO
                                  CORPORATION

    The undersigned, revoking all other proxies heretofore given, hereby appoints Robert W. Decherd and Ward L. Huey, Jr., or any one or both of them, as Proxies, each with the power to appoint his substitute, and hereby authorizes each of them to represent and to vote as designated below all the shares of the Common Stock of A. H. Belo Corporation held of record by the undersigned on December 27, 1996, at the Special Meeting of Shareholders to be held on February 19, 1997, and any adjournment or postponement thereof.

    THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED "FOR" PROPOSAL 1.

    Please sign exactly as name appears. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

                (CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)

--------------------------------------------------------------------------------

                            - FOLD AND DETACH HERE -

--------------------------------------------------------------------------------

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned        [X]    Please mark
shareholder. If no direction is made, this Proxy will be voted "FOR" Proposal 1.                                 your votes
                                                                                                                 like this

Proposal 1. Proposal to approve the issuance by the Company of up to 25,600,000 of the            FOR     AGAINST    ABSTAIN
            Company's Series A Common Stock, pursuant to an Amended and Restated Agreement and    [ ]       [ ]        [ ]
            Plan of Merger, dated as of September 26, 1996, among the Company, A H Finance
            Company, a wholly-owned subsidiary of the Company, and The Providence Journal
            Company.
Proposal 2. In their discretion to vote on such other business as may properly come before the meeting or any adjournment or adjournments thereof.
                                                                -------      Please sign exactly as name appears. When shares are
                                                                             held by joint tenants, both should sign. When signing
                                                                             as attorney, executor, administrator, trustee or
                                                                             guardian, please give full title as such. If a
                                                                             corporation, please sign in full corporate
                                                                             name by President or other authorized officer. If a
                                                                             partnership, please sign in partnership name by
                                                                             authorized person. If you receive more than one proxy
                                                                             card, please sign and return all cards received.

                                                                             Dated:                                         , 1997.
                                                                                   -----------------------------------------

                                                                             ------------------------------------------------------
                                                                                                   Signature

                                                                             ------------------------------------------------------
                                                                                           Signature if Held Jointly

    PLEASE MARK, DATE AND SIGN AS YOUR NAME APPEARS ABOVE AND RETURN IN THE
                                   ENVELOPE.

--------------------------------------------------------------------------------

                            - FOLD AND DETACH HERE -

--------------------------------------------------------------------------------

                                                                    APPENDIX E-2

TO PARTICIPANTS IN THE A. H. BELO CORPORATION EMPLOYEE SAVINGS AND INVESTMENT PLAN AND THE A. H. BELO CORPORATION EMPLOYEE THRIFT PLAN:

    As a participant in either the Employee Savings and Investment Plan or the Employee Thrift Plan with full shares of the Company's Common Stock allocated to your account as of December 27, 1996, you may instruct the Trustee how to vote such shares at the Special Meeting of Shareholders to be held February 19, 1997 and any adjournment or postponement thereof.

    Your instructions to the Trustee will be held in strict confidence and will be made available only to the inspectors of election at the Special Meeting, none of whom is an employee of the Company. Under the terms of the Plans, you have the right to give voting instructions for all shares allocated to your account. Please use the other side of this form in giving your instructions.

    Any shares held by the Trustee as to which it has not received voting instructions by February 14, 1997, will be voted in the same manner, proportionately, as the shares in the applicable Plan as to which voting instructions have been received. Any shares held by the Trustee as to which it has been instructed to sign the Board of Directors proxy, with no additional instructions to the contrary indicated, will be voted "FOR" Item 1.

                     U.S. TRUST COMPANY OF CALIFORNIA, N.A.
                                    TRUSTEE

                (continued and to be signed on the reverse side)

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

U.S. Trust Company of California, N.A.                                                                    Please mark     [X]
You are hereby instructed to sign the Board                                                               your votes
of Directors proxy.                                                                                       like this
You are further instructed to direct the
Proxies to vote as follows:

Item 1 -- Approval of the issuance by the        Item 2 -- At the discretion      I hereby authorize U.S. Trust Company of
Company of up to 25,600,000 of the Company's     of such Proxies, on any          California, N.A., as Trustee under the Employee
Series A Common Stock, pursuant to an            other matter that properly       Savings and Investment Plan and the Employee
Amended and Restated Agreement and Plan of       may come before the meeting      Thrift Plan, to vote the shares of Common Stock
Merger, dated as of September 26, 1996,          or any adjournment or            held for my account under the applicable Plan at
among the Company, and The Providence            adjournments thereof.            the Special Meeting in accordance with the
Journal Company.                                                                  instructions given above. U.S. Trust Company of
                                                                                  California, N.A., has appointed The First
    FOR     AGAINST     ABSTAIN                                                   National Bank of Boston as Agent to tally the
                                                                                  votes.
    [ ]       [ ]         [ ]
                                                                                  Dated                                     , 1997.
                                                                                       -------------------------------------

                                                                                  -------------------------------------------------
                                                                                  Signature


    PLEASE MARK, DATE AND SIGN AS YOUR NAME APPEARS ABOVE AND RETURN IN THE
                                   ENVELOPE.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                                    APPENDIX F-1
                         THE PROVIDENCE JOURNAL COMPANY

                   PROXY FOR SPECIAL MEETING OF STOCKHOLDERS

          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

    The undersigned hereby appoints STEPHEN HAMBLETT, JOHN W. WALL and F. REMINGTON BALLOU, or any one of them, attorneys and proxies with full power of substitution to each for and in the name of the undersigned, with all powers the undersigned would possess if personally present to vote the Common Stock of the undersigned in The Providence Journal Company at the Special Meeting of its stockholders to be held on February 19, 1997 or any adjournment thereof.

                          (Continued on reverse side)

P R O X Y

--------------------------------------------------------------------------------
                            - FOLD AND DETACH HERE -

--------------------------------------------------------------------------------

      Please mark votes
[X]   as in this example.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU INSTRUCT THE PROXIES TO VOTE FOR THE FOLLOWING PROPOSAL.

1.   To approve and adopt the Amended and Restated Agreement and Plan of Merger, dated as       FOR    AGAINST   ABSTAIN
     of September 26, 1996, among The Providence Journal Company, A. H. Belo Corporation        [ ]      [ ]       [ ]
     and A H Finance Company, pursuant to which The Providence Journal Company will be merged with and into A H Finance Company.

2.   In their discretion, the proxies are authorized to vote upon such other business as may properly come before the
     Special Meeting or any adjournment thereof.

                                                                     MARK HERE FOR      [ ]       MARK HERE IF YOU   [ ]
                                                                     ADDRESS CHANGE AND           PLAN TO ATTEND THE
                                                                     NOTE AT LEFT                 MEETING

                                           THIS PROXY, WHEN PROPERLY EXECUTED,
                                           WILL BE VOTED IN THE MANNER DIRECTED
                                           HEREIN BY THE STOCKHOLDER. IF NO
                                           DIRECTION IS MADE, THIS PROXY WILL
                                           BE VOTED FOR PROPOSAL NUMBER 1.

                                           This proxy should be dated, signed
                                           by the stockholder exactly as
                                           appears hereon, and returned
                                           promptly in the enclosed envelope.
                                           Persons signing in a fiduciary
                                           capacity should so indicate.

                                           Dated:                        , 1997.
                                                 ------------------------

                                           -------------------------------------
                                                         (Signature)

                                           -------------------------------------
                                                         (Signature)

--------------------------------------------------------------------------------

                            - FOLD AND DETACH HERE -

--------------------------------------------------------------------------------

                                                                    APPENDIX F-2

TO PARTICIPANTS IN THE PROVIDENCE JOURNAL COMPANY
STOCK PURCHASE PLAN:

    As a participant in The Providence Journal Company Stock Purchase Plan (the "Plan") with full shares of the Company's Class A Common Stock allocated to your account as of December 27, 1996, you may instruct the Trustee how to vote such shares at the Special Meeting of Shareholders to be held February 19, 1997 and any adjournment or postponement thereof.

    Your instructions to the Agent will be held in strict confidence and will be made available only to the inspectors of election at the Special Meeting, none of whom is an employee of the Company. Under the terms of the Plan, you have the right to give voting instructions for all shares allocated to your account. Please use the other side of this form in giving your instructions.

    Any shares held by the Agent as to which it has not received voting instructions by February 17, 1997 will be voted in the same manner, proportionately, as the shares in the Plan as to which voting instructions have been received. Any shares held by the Agent as to which it has been instructed to sign the Board of Directors proxy, with no additional instructions to the contrary indicated, will be voted "FOR" Item 1.

                              MERRILL LYNCH & CO.
                                     AGENT

                (CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                        Please mark votes
Merrill Lynch & Co.                                     as in this example   [X]

You are hereby instructed to sign the Board of Directors proxy. You are further instructed to direct the Proxies to vote as follows:

Item 1 -- Approval and adoption of the Amended and Restated Agreement and Plan of Merger, dated as of September 26, 1996, among The Providence Journal Company,
A. H. Belo Corporation and A H Finance Company, pursuant to which The Providence Journal Company will be merged with and into A H Finance Company.

               [ ] FOR          [ ] AGAINST          [ ] ABSTAIN

Item 2 -- In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the Special Meeting or any adjournment thereof.

I hereby authorize Merrill Lynch & Co., as the Agent under The Providence Journal Company Stock Purchase Plan, to vote the shares of Class A Common Stock held for my account under the Plan at the Special Meeting in accordance with the instructions given above. Merrill Lynch & Co. has appointed The First National Bank of Boston as agent to tally the votes.

                                              Dated                     ,  1997.
                                                    --------------------

                                              ----------------------------------
                                              Signature

                                              PLEASE MARK, DATE AND SIGN AS YOUR
                                              NAME APPEARS ABOVE AND RETURN IN
                                              THE ENVELOPE.

--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Subsection (a) of Section 145 of the Delaware General Corporation Law (the "DGCL") empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director or officer had no cause to believe his or her conduct was unlawful.

     Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action was brought shall determine that despite the adjudication of liability such director or officer is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

     Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith; that indemnification provided for in Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation shall have power to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

     Article Fifteen of the Registrant's Certificate of Incorporation, as amended, provides that a director of the Registrant shall not be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL, or (d) for any transaction from which the director derived an improper personal benefit.

     Article XI of the Registrant's Bylaws provides for indemnification of, and advancement of expenses to any person who was or is involved in any manner or was or is threatened to be made so involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he or she is or was or has agreed to become a director, officer, employee or agent of the Registrant or is or was or has agreed to serve at the request of the Registrant as director, officer, employee or agent of another corporation or other enterprise against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such proceeding, provided that the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     The Registrant maintains liability insurance in the amount of $50 million insuring its officers and directors against liabilities that they may incur in such capacities, including liabilities arising under the Federal securities laws other than liabilities arising out of the filing of a registration statement with the Securities and Exchange Commission.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits

       NUMBER                                   DESCRIPTION
       ------                                   -----------
         +2.1        -- Amended and Restated Agreement and Plan of Merger, dated as of
                        September 26, 1996 among Registrant, The Providence Journal Company and A H Finance Company (see list of omitted exhibits and schedules attached to this Agreement).

          2.2        -- Stockholders Agreement, dated as of September 26, 1996, by and among
                        The Providence Journal Company and each of the other parties signatory thereto (incorporated by reference to Exhibit 10.5 to
                        Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1996).

          4.1        -- Certificate of Incorporation of Registrant (incorporated by reference to Exhibit 3.1 to Registrant's Annual Report on Form 10-K/A dated
                        April 8, 1996).

          4.2        -- Certificate of Correction to Certificate of Incorporation dated May
                        13, 1987 (incorporated by reference to Exhibit 3.2 to Registrant's
                        Annual Report on Form 10-K/A dated April 8, 1996).

          4.3        -- Certificate of Designation of Series A Junior Participating Preferred
                        Stock of Registrant dated April 16, 1987 (incorporated by reference to Exhibit 3.3 to Registrant's Annual Report on Form 10-K/A dated
                        April 8, 1996).

          4.4        -- Certificate of Amendment of Certificate of Incorporation of
                        Registrant dated May 4, 1988 (incorporated by reference to Exhibit
                        3.4 to Registrant's Annual Report on Form 10-K/A dated April 8,
                        1996).

          4.5        -- Certificate of Amendment of Certificate of Incorporation of
                        Registrant dated May 3, 1995 (incorporated by reference to Exhibit
                        3.5 to Registrant's Annual Report on Form 10-K dated for the fiscal year ended December 31, 1995.

          4.6        -- Amended Certificate of Designation of Series A Junior Participating
                        Preferred Stock of Registrant dated May 4, 1988 (incorporated by reference to Exhibit 3.6 to Registrant's Annual Report on Form 10-K/A
                        dated April 8, 1996).

          4.7        -- Bylaws of Registrant effective February 22, 1995 (incorporated by reference to Exhibit 3.7 to Registrant's Annual Report on Form 10-K
                        dated March 8, 1995).

          4.8        -- Specimen Form of Certificate representing shares of Registrant's
                        Series A Common Stock (incorporated by reference to Exhibit 4.2 to
                        Registrant's Annual Report on Form 10-K dated for the fiscal year ended December 31, 1995.).

          4.9        -- Form of Rights Agreement as Amended and Restated, as of February 28,
                        1996, between Registrant and The First National Bank of Boston, a New
                        York banking corporation (incorporated by reference to Exhibit 4.4 to
                        Registrant's Annual Report on Form 10-K dated for the fiscal year ended December 31, 1995.).

          4.10       -- Form of Supplement No. 1 to Amended and Restated Rights Agreement
                        (incorporated by reference to Exhibit 4.5 to Registrant's Quarterly
                        Report on Form 10-Q for the fiscal year ended September 30, 1996).

          5.1        -- Opinion of Gibson, Dunn & Crutcher LLP regarding legality of shares.

          8.1        -- Opinion of Gibson, Dunn & Crutcher LLP regarding tax matters.

          8.2        -- Opinion of Wachtell, Lipton, Rosen & Katz regarding tax matters.

       NUMBER                                      DESCRIPTION
-------------------- ------------------------------------------------------------------------
         23.1        -- Consent of Ernst & Young LLP, independent auditors.
         23.2        -- Consent of Gibson, Dunn & Crutcher LLP (contained in Exhibit 5.1).
         23.3        -- Consent of Deloitte & Touche LLP.
         23.4        -- Consent of KPMG Peat Marwick, LLP.
         23.5        -- Consent of Wachtell, Lipton, Rosen & Katz.
         23.6        -- Consent of Bear, Stearns & Co. Inc.
         23.7        -- Consent of Furman Selz LLC.
         23.8        -- Consent of Belden Associates.
         24.1        -- Power of Attorney (contained on signature page hereto).
        +99.1        -- Section 262 of the Delaware General Corporation Law (Appraisal
                        Rights).
        +99.2        -- Form of Proxy for Belo Stockholders Meeting.
        +99.3        -- Form of Proxy for Providence Journal Stockholders Meeting.
         99.4        -- Consents of Persons to Become Directors pursuant to Rule 438.
         99.5        -- Statement and Affidavit pursuant to Rule 438.

     (b) Financial Statement Schedules
         Not applicable.

     (c) Opinions of Financial Advisors
         +1. Form of Opinion of Bear, Stearns & Co. Inc.
         +2. Form of Opinion of Furman Selz LLC
---------------

+   Filed as Appendix to the prospectus in Part I of this Registration
    Statement.

     Registrant hereby agrees to furnish to the Commission supplementally a copy of any omitted schedule or exhibit upon request.

ITEM 22. UNDERTAKINGS.

     (a) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (b) The Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (a) immediately preceding or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     (d) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

     (e) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (f) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 20 hereof, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless, in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (g) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, A.
H. Belo Corporation has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 31st day of December, 1996.

                                            By:    /s/  ROBERT W. DECHERD
                                               ---------------------------------
                                                     Robert W. Decherd
                                              Chairman of the Board, President
                                                and Chief Executive Officer

                               POWER OF ATTORNEY

     Each Director and/or Officer of A. H. Belo Corporation whose signature appears below hereby constitutes and appoints Robert W. Decherd and Michael D. Perry as the true and lawful attorneys-in-fact and agents for the undersigned, acting together or alone, with full powers of substitution and resubstitution, for the undersigned and in the undersigned's name, place and stead, in any and all capacities, to sign and file any and all amendments (including post-effective amendments) and exhibits to this Registration Statement on Form S-4, and any and all applications and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, acting together or alone, full powers and authority to do and perform each and every act and thing requisite and necessary or desirable to be done, hereby ratifying and confirming all that said attorneys-in-fact and agents, acting together or alone, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                               TITLE                    DATE
                  ---------                               -----                    ----
         /s/  ROBERT W. DECHERD                Chairman of the Board,        December 31, 1996
---------------------------------------------    President & Chief
              Robert W. Decherd                  Executive Officer
                                                 (Principal Executive
                                                 Officer)

         /s/  WARD L. HUEY, JR.                Vice Chairman of the Board    December 31, 1996
---------------------------------------------    and President, Broadcast
              Ward L. Huey, Jr.                  Division

           /s/  BURL OSBORNE                   Director, President,          December 31, 1996
---------------------------------------------    Publishing Division and
                Burl Osborne                     Publisher and Editor, The
                                                 Dallas Morning News

       /s/  JOHN W. BASSETT, JR.               Director                      December 31, 1996
---------------------------------------------
            John W. Bassett, Jr.

           /s/  JUDITH L. CRAVEN               Director                      December 31, 1996
---------------------------------------------
       Judith L. Craven, M.D., M.P.H.

          /s/  ROGER A. ENRICO                 Director                      December 31, 1996
---------------------------------------------
               Roger A. Enrico

         /s/  DEALEY D. HERNDON                Director                      December 31, 1996
---------------------------------------------
              Dealey D. Herndon

                  SIGNATURE                               TITLE                    DATE
                  ---------                               -----                    ----
          /s/  LESTER A. LEVY                  Director                      December 31, 1996
---------------------------------------------
               Lester A. Levy

             /s/  ARTURO MADRID                Director                      December 31, 1996
---------------------------------------------
            Arturo Madrid, Ph.D.

       /s/  JAMES M. MORONEY, JR.              Director                      December 31, 1996
---------------------------------------------
            James M. Moroney, Jr.

         /s/  HUGH G. ROBINSON                 Director                      December 31, 1996
---------------------------------------------
              Hugh G. Robinson

        /s/  WILLIAM T. SOLOMON                Director                      December 31, 1996
---------------------------------------------
             William T. Solomon

       /s/  THOMAS B. WALKER, JR.              Director                      December 31, 1996
---------------------------------------------
            Thomas B. Walker, Jr.

       /s/  J. McDONALD WILLIAMS               Director                      December 31, 1996
---------------------------------------------
            J. McDonald Williams

         /s/  MICHAEL D. PERRY                 Senior Vice President and     December 31, 1996
---------------------------------------------    Chief Financial Officer
              Michael D. Perry                   (Principal Financial and
                                                 Accounting Officer)

                                 EXHIBIT INDEX

      EXHIBIT
      NUMBER                                      DESCRIPTION
      -------                                     -----------
        +2.1         -- Amended and Restated Agreement and Plan of Merger, dated as of
                        September 26, 1996 among Registrant, The Providence Journal Company and A H Finance Company (see list of omitted exhibits and schedules attached to this Agreement).

         2.2         -- Stockholders Agreement, dated as of September 26, 1996, by and among
                        The Providence Journal Company and each of the other parties signatory thereto (Exhibit 10.5 to Registrant's Quarterly Report on
                        Form 10-Q for the fiscal quarter ended September 30, 1996).

         4.1         -- Certificate of Incorporation of Registrant (Exhibit 3.1 to
                        Registrant's Annual Report on Form 10-K/A dated April 8, 1996).

         4.2         -- Certificate of Correction to Certificate of Incorporation dated May
                        13, 1987 (Exhibit 3.2 to Registrant's Annual Report on Form 10-K/A
                        dated April 8, 1996).

         4.3         -- Certificate of Designation of Series A Junior Participating Preferred
                        Stock of Registrant dated April 16, 1987 (Exhibit 3.3 to Registrant's
                        Annual Report on Form 10-K/A dated April 8, 1996).

         4.4         -- Certificate of Amendment of Certificate of Incorporation of
                        Registrant dated May 4, 1988 (Exhibit 3.4 to Registrant's Annual
                        Report on Form 10-K/A dated April 8, 1996).

         4.5         -- Certificate of Amendment of Certificate of Incorporation of
                        Registrant dated May 3, 1995 (Exhibit 3.5 to Registrant's Annual
                        Report on Form 10-K dated February 28, 1996).

         4.6         -- Amended Certificate of Designation of Series A Junior Participating
                        Preferred Stock of Registrant dated May 4, 1988 (Exhibit 3.6 to
                        Registrant's Annual Report on Form 10-K/A dated April 8, 1996).

         4.7         -- Bylaws of Registrant effective February 22, 1995 (Exhibit 3.7 to
                        Registrant's Annual Report on Form 10-K dated March 8, 1995).

         4.8         -- Specimen Form of Certificate representing shares of Registrant's
                        Series A Common Stock (Exhibit 4.2 to Registrant's Annual Report on
                        Form 10-K dated March 18, 1995).

         4.9         -- Form of Rights Agreement as Amended and Restated, as of February 28,
                        1996, between Registrant and The First National Bank of Boston, a New
                        York banking corporation (Exhibit 4.4 to Registrant's Annual Report on Form 10-K dated February 28, 1996).

         4.10        -- Form of Supplement No. 1 to Amended and Restated Rights Agreement
                        (incorporated by reference to Exhibit 4.5 to Registrant's Quarterly
                        Report on Form 10-Q for the fiscal year ended September 30, 1996).

         5.1         -- Opinion of Gibson, Dunn & Crutcher LLP regarding legality of shares.

         8.1         -- Opinion of Gibson, Dunn & Crutcher LLP regarding tax matters.

         8.2         -- Opinion of Wachtell, Lipton, Rosen & Katz regarding tax matters.

        23.1         -- Consent of Ernst & Young LLP, independent auditors.

        23.2         -- Consent of Gibson, Dunn & Crutcher LLP (contained in Exhibit 5.1).

        23.3         -- Consent of Deloitte & Touche LLP.

      EXHIBIT
       NUMBER                                      DESCRIPTION
-------------------- ------------------------------------------------------------------------
        23.4         -- Consent of KPMG Peat Marwick, LLP.
        23.5         -- Consent of Wachtell, Lipton, Rosen & Katz.
        23.6         -- Consent of Bear, Stearns & Co. Inc.
        23.7         -- Consent of Furman Selz LLC.
        23.8         -- Consent of Belden Associates.
        24.1         -- Power of Attorney (contained on signature page hereto).
       +99.1         -- Section 262 of the Delaware General Corporation Law (Appraisal
                        Rights).
       +99.2         -- Form of Proxy for Belo Stockholders Meeting.
       +99.3         -- Form of Proxy for Providence Journal Stockholders Meeting.
        99.4         -- Consents of Persons to Become Directors pursuant to Rule 438.
        99.5         -- Statement and Affidavit pursuant to Rule 438.

+1. Form of Opinion of Bear, Stearns & Co. Inc.

+2. Form of Opinion of Furman Selz LLC
---------------

+  Filed as Appendix to the prospectus in Part I of this Registration Statement.